Filed Pursuant to Rule 424(b)(3)
Registration No. 333-155091

Prospectus

PROPOSED MERGER AND SHARE ISSUANCE—YOUR VOTE IS VERY IMPORTANT:

To the stockholders of Hanover Capital Mortgage Holdings, Inc.

        As previously announced, the board of directors of Hanover Capital Mortgage Holdings, Inc. ("HCM") has unanimously approved a merger that would combine HCM with the mortgage financing and certain related businesses of Walter Industries, Inc. ("Walter"). Walter will contribute these businesses to Walter Investment Management LLC ("Spinco"), a newly-created, wholly-owned subsidiary of Walter, and then Walter will spin off Spinco to Walter's stockholders. Immediately after the spin-off, Spinco will merge into HCM and HCM will continue as the surviving corporation and be renamed "Walter Investment Management Corp." It is expected that HCM's common stock will be quoted on the NYSE Alternext stock exchange (formerly the American Stock Exchange) and traded under the symbol "WAC."

        The board of directors of HCM also has unanimously approved an exchange agreement with Amster Trading Company and Ramat Securities, LTD (collectively, the "Amster Parties") that would require HCM to issue 6,762,793 shares of its common stock and make a cash payment of $750,000 to the Amster Parties immediately prior to, and as a condition of, the closing of the merger in exchange for all of the trust preferred securities of Hanover Statutory Trust II ("HST-II"). We refer to the merger and the exchange transactions, collectively, as the "Transactions."

        At the close of the merger, Walter stockholders and certain holders of options to acquire limited liability company interests in Spinco will collectively own 98.5%, and HCM stockholders (including the Amster Parties) will collectively own 1.5% (with the Amster Parties owning approximately 0.66% and the other HCM stockholders owning approximately 0.84%), of the shares of common stock of the surviving corporation outstanding or reserved for issuance in settlement of restricted stock units of the surviving corporation. The total number of shares of surviving corporation common stock to be issued to Walter stockholders and the exact value of the per share merger consideration will not be known until the effective time of the merger. For a more complete discussion of the calculation of the number of shares of the surviving corporation's common stock to be issued pursuant to the merger and related matters, see the section entitled "The Merger—Calculation of Merger Consideration" on page 54 of the accompanying proxy statement/prospectus.

        We cordially invite you to attend a special meeting of HCM stockholders to be held on Wednesday, April 15, 2009, at the New York Marriott Downtown, 85 West Street, New York, NY 10006, at 10 a.m., local time. At the special meeting, we will ask you to consider and vote on the following proposals. HCM's board of directors recommends that HCM stockholders vote FOR the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the issuance of surviving corporation common stock in the merger, FOR each of the proposals to approve amendments to HCM's charter, which if approved, will result in the amendment and restatement of HCM's charter, FOR the proposal to approve the issuance of HCM common stock pursuant to the exchange transaction, and FOR the proposal to approve the amendment of the HCM 1999 Equity Incentive Plan to increase the number of shares of HCM common stock that may be issued under that plan, each of which is necessary to effect the merger, and FOR the proposal to approve the 2009 Long-Term Equity Incentive Plan (which is conditioned upon stockholder approval of the foregoing proposals).

        Your vote is very important. The obligations of Walter and Spinco to complete the merger are conditioned upon (i) the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement receives the affirmative vote of the holders of a majority of the outstanding shares entitled to vote at the special meeting, (ii) each of the proposals to approve the amendments to HCM's charter receives the affirmative vote of the holders of a majority of the aggregate votes entitled to be cast at the special meeting, and (iii) each of the proposals to approve the issuance of HCM common stock pursuant to the exchange transaction and the amendment of the HCM 1999 Equity Incentive Plan to increase the number of shares of HCM common stock that may be issued under that plan receives the affirmative vote of a majority of the votes cast on the matter at the special meeting. Whether or not you plan to attend the special meeting of stockholders, please submit your proxy by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card or by signing, dating and returning your proxy card in the enclosed envelope. If you hold your shares in a "street name," you should instruct your broker how to vote in accordance with your voting instruction form. If you do not submit your proxy, instruct your broker how to vote, or vote in person at the special meeting, it will have the same effect as a vote against the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and the proposals to approve the amendments to HCM's charter.

        You should be aware that certain stockholders of HCM, including its chairman, president and chief executive officer, its chief operating officer, managing director and director, and the Amster Parties, have already agreed with Walter to vote or cause to be voted all of the shares of HCM common stock they own in favor of all of the foregoing proposals. These stockholders together hold approximately 10.1% of the total number of votes entitled to be cast at the special meeting.

        The accompanying proxy statement/prospectus explains the merger, the merger agreement and the transactions contemplated by the merger agreement and provides specific information concerning the special meeting. We urge you to read this proxy statement/prospectus carefully. You should also carefully consider the matters discussed under the heading "RISK FACTORS" beginning on page 34 of the accompanying proxy statement/prospectus before voting.

        On behalf of our board of directors, I thank you for your support and appreciate your consideration of this matter.

Sincerely,

John A. Burchett Chairman of the Board of Directors, President and Chief Executive Officer, Hanover Capital Mortgage Holdings, Inc.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

        This proxy statement/prospectus is dated February 17, 2009, and is first being mailed to stockholders of HCM on or about February 20, 2009.

4211 W. Boy Scout Blvd.
Tampa, Florida 33607
(813) 871-4811

To the stockholders of Walter Industries, Inc.:

        As previously announced, the board of directors of Walter Industries, Inc. ("Walter") has unanimously approved a merger that would combine Hanover Capital Mortgage Holdings, Inc. ("HCM") with the mortgage financing and certain related businesses of Walter. Walter will contribute these businesses to Walter Investment Management LLC ("Spinco"), a newly-created, wholly-owned subsidiary of Walter, and then Walter will spin off Spinco to Walter's stockholders. Immediately after the spin-off, Spinco will merge into HCM and HCM will continue as the surviving corporation and be renamed "Walter Investment Management Corp." It is expected that HCM's common stock will be quoted on the NYSE Alternext stock exchange (formerly the American Stock Exchange) and traded under the symbol "WAC."

        At the close of the merger, Walter stockholders and certain holders of options to acquire limited liability company interests in Spinco will collectively own 95.17% and 3.33%, respectively, and HCM stockholders will collectively own 1.5%, of the shares of common stock of the surviving corporation outstanding or reserved for issuance in settlement of restricted stock units of the surviving corporation. The total number of shares of Surviving Corporation common stock to be issued to Walter stockholders and the exact value of the per share merger consideration will not be known until the effective time of the merger. For a more complete discussion of the calculation of the number of shares of the surviving corporation's common stock to be issued pursuant to the merger and related matters, see the section entitled "The Merger—Calculation of Merger Consideration" on page 54 of the accompanying proxy statement/prospectus. Holders of Walter common stock as of the record date for the spin-off will not be required to pay for any shares of surviving corporation common stock they receive in their capacity as the holders of Spinco limited liability company interests and will also retain all of their shares of Walter common stock.

        This transaction represents a key step in effecting Walter's strategic plan to focus on its Natural Resources businesses. We believe the spin-off and merger will create two distinct companies with separate ownership and management, which will enhance value for Walter stockholders by allowing each company to separately focus on maximizing opportunities for its distinct business. In addition, we believe that the two companies, each with its own financial characteristics, may appeal to different investor bases.

        Accordingly, each of Walter's board of directors and Spinco's board of managers has determined that the merger is advisable and in the best interest of Walter and its stockholders and Spinco and its sole member, respectively, and has approved the proposed transactions described above. You need not take any action to participate in the spin-off or the merger. No vote of Walter stockholders or any member of Spinco is required in connection with this transaction.

        The following document contains important information describing the terms of the spin-off and the merger. This document is also a prospectus relating to the common stock of the Surviving Corporation that Walter stockholders will receive in the merger. Please read it carefully.

        We look forward to completing this transaction and to the opportunities we believe it presents for our stockholders.

Sincerely,
Michael T. Tokarz Chairman of the Board of Directors Walter Industries, Inc.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
200 Metroplex Drive, Suite 100
Edison, NJ 08817
(732) 548-0101

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON Wednesday, April 15, 2009

To the Stockholders of Hanover Capital Mortgage Holdings, Inc.:

        A special meeting of Hanover Capital Mortgage Holdings, Inc., or HCM, will be held at the New York Marriott Downtown, 85 West Street, New York, NY 10006, on Wednesday, April 15, 2009, at 10 a.m., local time, for the following purposes:

  1.
  To consider and vote on a proposal to approve the Second Amended and Restated Agreement and Plan of Merger, dated as of February 6, 2009, among Walter Industries, Inc., JWH Holding Company, LLC, Walter Investment Management LLC and HCM, as amended on February 17, 2009, and the merger of Walter Investment Management LLC into HCM and the other transactions contemplated by the merger agreement, including the issuance of surviving corporation common stock in connection with the merger (the "Merger Issuance" and, together with the merger agreement and the merger, the "Merger Transactions");

  2.
  To consider and vote on eight separate proposals (collectively, the "Charter Amendment Proposals") to approve amendments to HCM's charter to:

            a.     reduce the stockholder vote required to amend certain provisions relating to restrictions on transfer and ownership of stock;

            b.     permit the board of directors to terminate HCM's REIT status without stockholder approval;

            c.     eliminate the stockholders' power to amend the bylaws;

            d.     modify provisions relating to stockholder action by written or electronic consent;

            e.     eliminate excess stock;

            f.      eliminate appraisal rights of HCM's stockholders except under certain limited circumstances;

            g.     modify the restrictions on actual and constructive ownership (whether acquired by transfer or otherwise) of HCM stock; and

            h.     make certain other amendments to HCM's charter

    which, if all eight proposals are approved, will result in the amendment and restatement of HCM's charter as set forth in the Articles of Amendment and Restatement attached as Annex C to the accompanying proxy statement/prospectus;

  3.
  To consider and vote on a proposal to approve the issuance of HCM common stock pursuant to the exchange agreement, dated as of September 30, 2008, as amended on February 6, 2009, with Amster Trading Company and Ramat Securities, LTD (the "Exchange Share Issuance");

  4.
  To consider and vote on a proposal to approve an amendment to HCM's 1999 Equity Incentive Plan to increase the total number of shares of HCM common stock that may be issued thereunder from 550,710 to 3,000,000 (the "Plan Amendment");

  5.
  To consider and vote on a proposal to approve the 2009 Long-Term Equity Incentive Plan of HCM (the "2009 Incentive Plan"); and

  6.
  To consider and vote on any motion that may properly be brought before the special meeting to adjourn the special meeting to a later date or dates to solicit additional proxies for any or all of the foregoing proposals;

all as more fully set forth in the accompanying proxy statement/prospectus.

        COMPLETION OF THE TRANSACTIONS DESCRIBED IN ITEMS 1, 2, 3 AND 4 ABOVE ARE CONDITIONED ON APPROVAL OF PROPOSALS 1, 2, 3 AND 4 AND APPROVAL OF EACH OF PROPOSALS 1, 2, 3 AND 4 IS REQUIRED BY THE MERGER AGREEMENT FOR THE EFFECTIVENESS OF THE MERGER. THE PROPOSAL DESCRIBED IN ITEM 5 ABOVE WILL NOT BE PRESENTED AT THE SPECIAL MEETING FOR APPROVAL BY HCM'S STOCKHOLDERS UNLESS EACH OF PROPOSALS 1, 2, 3 AND 4 ARE APPROVED BY HCM'S STOCKHOLDERS AT THE SPECIAL MEETING.

        The accompanying proxy statement/prospectus further describes the matters to be considered at the meeting. HCM stockholders have no appraisal rights under Maryland law in connection with the merger.

        The HCM board of directors has set the close of business on February 17, 2009, as the record date for the special meeting. Only holders of record of HCM common stock outstanding as of the record date will be entitled to notice of and to vote at the special meeting and any adjournment or postponement thereof. Any stockholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on such stockholder's behalf. To ensure your representation at the special meeting, please submit your proxy by telephone or through the Internet in accordance with the instructions provided on the proxy card or date, sign and return the enclosed proxy card in the enclosed envelope. Any properly executed but unmarked proxy cards will be voted in accordance with the recommendations of HCM's board of directors, including FOR approval of the Merger Transactions, the Charter Amendment Proposals, the Exchange Share Issuance, the Plan Amendment and the 2009 Incentive Plan. Please vote promptly whether or not you expect to attend the special meeting. Submitting a proxy now will not prevent you from being able to vote at the special meeting by attending in person, and casting a vote, if you wish to do so.

        HCM'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER TRANSACTIONS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE MERGER ISSUANCE, FOR EACH OF THE CHARTER AMENDMENT PROPOSALS, FOR THE PROPOSAL TO APPROVE THE EXCHANGE SHARE ISSUANCE, AND FOR THE PROPOSAL TO APPROVE THE PLAN AMENDMENT, EACH OF WHICH IS REQUIRED BY THE MERGER AGREEMENT TO EFFECT THE MERGER, FOR THE PROPOSAL TO APPROVE THE 2009 INCENTIVE PLAN AND, IF PROPERLY BROUGHT BEFORE THE SPECIAL MEETING, FOR ANY MOTION TO ADJOURN THE SPECIAL MEETING TO A LATER DATE OR DATES TO SOLICIT ADDITIONAL PROXIES FOR ANY OR ALL OF THE FOREGOING PROPOSALS.

By Order of the Board of Directors,

Suzette N. Berrios
Vice President, General Counsel and Secretary
Edison, New Jersey

February 17, 2009

 YOUR VOTE IS VERY IMPORTANT

        PLEASE AUTHORIZE YOUR PROXY TO VOTE ON YOUR BEHALF PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR AUTHORIZING YOUR PROXY TO VOTE ON YOUR BEHALF ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT AUTHORIZING YOUR PROXIES, PLEASE CALL INNISFREE M&A INCORPORATED AT (888) 750-5834 (TOLL FREE). BANKS AND BROKERS MAY CALL COLLECT AT (212) 750-5833.

REFERENCES TO ADDITIONAL INFORMATION

        This proxy statement/prospectus includes important business and financial information about Hanover Capital Mortgage Holdings, Inc. ("HCM") from other documents filed with the Securities and Exchange Commission ("SEC") by HCM in connection with its Registration Statement of which this proxy statement/prospectus is a part. This information is available to you without charge upon your written or oral request. You can obtain these documents by accessing the SEC's website maintained at "http://www.sec.gov" or by requesting copies in writing or by telephone from HCM at the following address and telephone number: Hanover Capital Mortgage Holdings, Inc., 200 Metroplex Drive, Suite 100, Edison NJ 08817, telephone (732) 548-0101.

        HCM makes available on its website at www.hanovercapital.com its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to these reports as soon as reasonably practical after it files these materials with, or furnishes these materials to, the SEC. The Registration Statement of which this proxy statement/prospectus is a part is also available on Hanover's website. HCM's filings with the SEC are available to the public over the internet at the SEC's website at www.sec.gov, or at the SEC's public reference room located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

        You may also obtain documents filed by HCM as part of its Registration Statement by requesting them in writing or by telephone from Innisfree M&A Incorporated, HCM's proxy solicitor, at the following addresses and telephone numbers:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders call toll free: (888) 750-5834
Bankers and brokers call collect: (212) 750-5833

        To receive timely delivery of the documents in advance of the meeting, you should make your request no later than April 3, 2009.

        ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, WITH RESPECT TO WALTER INDUSTRIES, INC., JWH HOLDING COMPANY, LLC, WALTER INVESTMENT MANAGEMENT LLC AND THEIR SUBSIDARIES, THE SPIN-OFF AND THE TAXABLE DIVIDEND HAS BEEN PROVIDED BY WALTER. ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, WITH RESPECT TO HCM (INCLUDING THE FINANCIAL ADVISOR TO HCM) AND ITS SUBSIDARIES HAS BEEN PROVIDED BY HCM.

Annex A—Second Amended and Restated Agreement and Plan of Merger and Amendment thereof
Annex B—Opinion of Keefe, Bruyette & Woods, Inc.
Annex C—Form of Articles of Amendment and Restatement of HCM
Annex D—Form of Bylaws of HCM
Annex E—Exchange Agreement with the Amster Parties and Amendment thereof
Annex F—Exchange Agreement with Taberna and Amendment thereof
Annex G—Amendment to HCM's 1999 Equity Incentive Plan
Annex H—Voting Agreement and Assignment to Spinco
Annex I—Software License Agreement and Form of Assignment and Assumption thereof
Annex J—Form of 2009 Long-Term Equity Incentive Plan of HCM
Annex K—Comparator Information

i

QUESTIONS AND ANSWERS

        The following questions and answers briefly address some commonly asked questions about the Hanover Capital Mortgage Holdings, Inc. (also referred to herein as "HCM" or "we") special meeting. They may not include all the information that is important to stockholders. We urge stockholders to read carefully this entire proxy statement/prospectus, including the annexes and the other documents referred to herein.

Q:
Why am I receiving these materials?

A:
We are sending you these materials to help HCM stockholders decide how to vote their shares of HCM stock with respect to the proposed merger and certain other matters and to disclose relevant information relating to the transactions to HCM and stockholders of Walter Industries, Inc. ("Walter"). The merger cannot be completed unless HCM stockholders approve:
•
the Second Amended and Restated Agreement and Plan of Merger, dated as of February 6, 2009, among Walter, JWH Holding Company, LLC ("JWHHC"), Walter Investment Management LLC ("Spinco") and HCM, as amended on February 17, 2009, which is referred to in this proxy statement/prospectus as the merger agreement, the merger of Spinco into HCM which is referred to in this proxy statement/prospectus as the merger, and the other transactions contemplated by the merger agreement, including the issuance of common stock in the merger of Spinco into HCM by the surviving corporation (the "Surviving Corporation"), which is referred to as the Merger Issuance and, together with the merger agreement and the merger, as the Merger Transactions;

•
each amendment to HCM's charter, as set forth in Proposals 2.a-2.h, which, if they are all approved, will result in the amendment and restatement of HCM's charter as set forth in the Articles of Amendment and Restatement of HCM attached as Annex C to this proxy statement/prospectus, and which charter amendments are collectively referred to in this proxy statement/prospectus as the Charter Amendment;

•
the issuance of HCM common stock pursuant to the exchange agreement, dated as of September 30, 2008, as amended February 6, 2009, with Amster Trading Company and Ramat Securities, LTD (the "Amster Parties"), on which is referred to in this proxy statement/prospectus as the Exchange Share Issuance; and

•
the amendment of HCM's 1999 Equity Incentive Plan to increase the total number of shares of HCM common stock that may be issued thereunder from 550,710 to 3,000,000, which is referred to in this proxy statement/prospectus as the Plan Amendment.

  HCM is holding a special meeting of stockholders to consider and vote on the proposals to approve these matters. In addition, HCM stockholders are being asked to consider and vote on the proposal to approve the 2009 Long-Term Equity Incentive Plan of HCM (the "2009 Incentive Plan"). The approval of the 2009 Incentive Plan is not a condition to the completion of the merger, but if any of the preceding proposals are not approved at the special meeting, the proposal to approve the 2009 Incentive Plan will not be presented at the special meeting.

  Information about the special meeting, the Merger Transactions and the other business to be considered by stockholders at the special meeting is contained in this proxy statement/prospectus. We are delivering this document to you as both a proxy statement and a prospectus. It is a proxy statement because HCM's board of directors is soliciting proxies from its stockholders. It is a prospectus because HCM will issue shares of its common stock to the Amster Parties in the Exchange Share Issuance, and then to the stockholders of Walter, in the merger by virtue of their ownership of limited liability company interests of Spinco ("Spinco Interests") following the spin-off.

Q:
Why is Walter proposing to spin-off its Financing business?

A:
We have been advised by Walter that its board of directors believes that its Financing business is a fundamentally different type of business from Walter's other businesses and its separation from Walter into a separate company would help highlight the unique qualities and values of each company for investors and better position each company to enhance stockholder value.

  Walter has determined that separating Spinco from Walter is in the best interests of Walter and its stockholders. The following potential benefits were considered by Walter's board of directors in its evaluation of the spin-off:

  •
  allowing each company to separately pursue the business strategies that best suit its long-term interests;

  •
  creating separate companies that have different financial characteristics, which may appeal to different investor bases;

  •
  creating opportunities to more efficiently develop and finance ongoing operations and future acquisitions; and

  •
  creating effective management incentives tied to the relevant company's performance.

  For a further explanation of the reasons for the spin-off and more information about Spinco, see "The Transactions—Reasons for the Spin-Off" and "Description of Spinco", beginning on pages 51 and 181, respectively, of this proxy statement/prospectus.

Q:
When will Walter stockholders elect to receive cash or Spinco Interests in the taxable dividend?

A:
Each holder of Walter common stock as of the close of business on February 27, 2009 (the "Spin-off Record Date"), in recognition of the fact that each such stockholder will be a holder of Spinco Interests following the spin-off and at the time of the taxable dividend of cash and Spinco Interests required to be made to such holders prior to the merger in order for the Surviving Corporation to comply with certain Internal Revenue Service ("IRS") requirements pertaining to the maintenance of its status as a real estate investment trust, will be offered the option to elect to receive the proposed taxable dividend either solely in cash or solely in Spinco Interests with respect to each Spinco Interest such person receives in the spin-off. The amount of cash available for distribution in the aggregate by Spinco will be limited to an amount no greater than 20% of the total amount of the taxable dividend. Accordingly, the precise ratio of cash and Spinco Interests payable immediately following the spin-off and at the time of the taxable dividend to each Walter stockholder on the Spin-off Record Date could be subject to a pro rata reduction based on the total amount of the taxable dividend and the total amount of cash that Walter stockholders as of the Spin-off Record Date elect to receive.

Q:
Why are HCM stockholders being asked to approve the Exchange Share Issuance?

A:
The NYSE Alternext stock exchange, formerly the American Stock Exchange, requires a company with common stock quoted on the NYSE Alternext, including HCM, to obtain stockholder approval of any issuance of common stock as consideration for an acquisition of stock or assets of another company where that issuance, as in the Exchange Share Issuance, could result in an increase of 20% or more in the number of outstanding shares of common stock. The Exchange Share Issuance is a condition to the closing of the merger and the merger will not be effected unless the Exchange Share Issuance is approved by a majority of the votes cast on the matter at the special meeting.

Q:
How will HCM's stockholders' ownership of HCM be affected by the merger?

A:
As a result of the merger, every 50 shares of HCM common stock outstanding immediately prior to the effective time of the merger, including the shares of HCM common stock issued pursuant to the Exchange Share Issuance, will be combined into one share of common stock of the Surviving Corporation (we call this combination of shares of HCM common stock in the merger, the "HCM share combination"). Immediately after the merger, 1.5% of the shares of common stock of the Surviving Corporation then outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation will be owned by stockholders of HCM (including the Amster Parties, which will own approximately 0.66% of such shares) immediately prior to the effective time of the merger. See "The Merger Agreement—Merger Consideration" beginning on page 103 of this proxy statement/prospectus.

Q:
What will Walter stockholders receive in the merger?

A:
As a result of the merger, based on the number of shares of HCM common stock and shares of Walter common stock outstanding as of January 31, 2009, and after giving effect to the Exchange Share Issuance, the spin-off, the estimated amount of the taxable dividend, and the merger, including the HCM share combination, it is currently estimated that Walter stockholders will receive, on average, 0.3674036 of a share of common stock of the Surviving Corporation for every share of Walter common stock they hold on the Spin-off Record Date, which amount will be adjusted to reflect certain events, if any, that occur prior to the merger. The actual number of shares received by individual Walter stockholders in the merger will be determined based on the number of shares of Walter common stock outstanding on the Spin-off Record Date (subject to certain adjustments), the number of Spinco Interests each Walter stockholder as of the Spin-off Record Date receives in the taxable dividend, and the number of shares of HCM common stock outstanding immediately prior to the effective time of the merger. In all cases, however, when the merger is completed, Walter stockholders as of the Spin-off Record Date and certain holders of options to acquire Spinco Interests immediately prior to the effective time of the merger (who we refer to as the "Spinco option holders") will collectively own 98.5% (3.33% by the Spinco option holders and the remaining 95.17% by such Walter stockholders), and HCM stockholders (including the Amster Parties) will collectively own 1.5% (with the Amster Parties owning approximately 0.66% and the other HCM stockholders owning approximately 0.84%), of the shares of common stock of the Surviving Corporation outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation. Based solely on the closing price per share of HCM common stock on January 30, 2009, as reported by the NYSE Alternext, and assuming that the number of shares of Walter common stock outstanding as of the Spin-off Record Date is not materially different from the number outstanding on January 31, 2009, the approximate value of the share consideration HCM will pay to Walter stockholders in the merger, on average, would be $0.03 per share of Walter common stock outstanding as of the Spin-off Record Date. The foregoing is merely an estimate, based solely on recent market capitalization, of the value of HCM per share of Walter common stock at the effective time of the merger, and does not reflect the value of the Spinco Interests Walter stockholders will receive in the spin-off or the value of the Surviving Corporation or its common stock after the merger. Any change in the market value of HCM common stock prior to the effective time of the merger and variations in the mixture of cash and Spinco Interests received by individual Walter stockholders in connection with the taxable dividend would cause the foregoing estimate to change. The number of shares of Surviving Corporation common stock to be issued in the merger to Walter stockholders as of the Spin-off Record Date will not be adjusted as a result of fluctuations in the market price of HCM common stock. For more information, see "The Merger Agreement—Merger Consideration" beginning on page 103 of this proxy statement/prospectus.

Q:
When is the merger expected to be completed?

A:
The merger agreement contemplates that the merger will occur no later than June 30, 2009, assuming the proposals to approve the Merger Transactions, the Exchange Share Issuance, the Charter Amendment and the Plan Amendment are approved by the HCM stockholders, and assuming the satisfaction or waiver of all other conditions to the merger. However, it is possible that subsequent events could require the merger to be completed at a later time or not at all.

Q:
Why are HCM stockholders being asked to approve the amendment to the 1999 Equity Incentive Plan?

A:
HCM stockholders are being asked to approve the amendment to HCM's 1999 Equity Incentive Plan to ensure that, upon completion of the merger, the Surviving Corporation has in place an equity incentive plan that will enable it to address equity incentives for management of the Surviving Corporation in a timely manner. The amendment to HCM's 1999 Equity Incentive Plan is specifically required to increase the total number of shares of HCM common stock that may be issued under it from 550,710 to 3,000,000. The Surviving Corporation will be a considerably larger company than HCM was at the time of the adoption of the 1999 Equity Incentive Plan and will correspondingly have more key employees. As a result, to ensure that the Surviving Corporation has adequate means to provide equity incentive compensation for its employees, HCM's board of directors has determined that it is in the best interests of HCM to increase the number of shares that may be issued under the 1999 Equity Incentive Plan and has recommended that its stockholders approve the amendment to the 1999 Equity Incentive Plan. This amendment is referred to in this proxy statement/prospectus as the Plan Amendment, and stockholder approval is required for the Plan Amendment in accordance with the provisions of the Plan itself as well as the listing standards of NYSE Alternext. Approval of the Plan Amendment is a condition to the closing of the merger and the merger will not be effected without approval of the Plan Amendment by a majority of the votes cast on the matter at the special meeting.

Q:
Why are HCM stockholders being asked to approve the creation of the 2009 Long-Term Equity Incentive Plan of HCM?

A:
HCM stockholders are being asked to approve the creation of the 2009 Long-Term Equity Incentive Plan of HCM (the "2009 Incentive Plan") to ensure that the Surviving Corporation has in place an equity incentive plan that will enable it to provide equity incentives for employees and management of the Surviving Corporation following the impending expiration of the 1999 Equity Incentive Plan on May 20, 2009. HCM's board of directors has determined that it is in the best interests of HCM to establish the 2009 Incentive Plan and has recommended that its stockholders approve the 2009 Incentive Plan. Stockholder approval of the 2009 Incentive Plan is required in accordance with the provisions of the 2009 Incentive Plan as well as the listing standards of NYSE Alternext. Approval of the 2009 Incentive Plan requires the affirmative vote of the majority of the votes cast on the matter at the special meeting. However, the proposal to approve the 2009 Incentive Plan will not be presented to HCM's stockholders at the special meeting unless each of the proposals to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Charter Amendment, the Exchange Share Issuance and the Plan Amendment are approved by HCM's stockholders at the special meeting.

Q:
Do Walter stockholders or Spinco members have to vote to approve the spin-off or the merger?

A:
We have been advised by Walter that no vote of Walter stockholders is required or being sought in connection with the spin-off, the merger, the merger agreement, or the other transactions contemplated by those agreements or discussed in this proxy statement/prospectus. We have further been advised by Walter that the limited liability company agreement of Spinco contemplates the merger and allows Spinco's board of managers to approve and adopt the merger and the merger agreement without any action by Walter as Spinco's sole member.

Q:
Has Walter set a record date for the distribution of Spinco shares in the spin-off?

A:
Yes. On February 5, 2009, Walter's board of directors determined that the Spin-off Record Date will be February 27, 2009.

Q:
What should Walter stockholders do now?

A:
Walter common stockholders should carefully read this proxy statement/prospectus, which contains important information about the spin-off, the taxable dividend, the merger, Spinco and HCM. Walter stockholders are not required to take any action to approve the spin-off, the taxable dividend, the merger or any of the transactions contemplated thereby. As soon as practical after the Spin-off Record Date, documentation will be mailed to holders of record of Walter's common stock as of the Spin-off Record Date that relates to the election by such stockholders of the form of consideration they prefer to receive in the taxable dividend, subject to proration. After the merger, the Surviving Corporation will mail to holders of Walter common stock as of the Spin-off Record Date who are entitled to receive shares of Surviving Corporation common stock book-entry statements evidencing their ownership of Surviving Corporation common stock and other information regarding their receipt of Surviving Corporation common stock.

  WALTER STOCKHOLDERS WILL NOT BE REQUIRED TO SURRENDER THEIR EXISTING WALTER COMMON STOCK IN THE SPIN-OFF OR THE MERGER AND THEY SHOULD NOT RETURN THEIR WALTER STOCK CERTIFICATES.

Q:
How will the market price of Walter common stock be affected by the merger?

A:
The market value of Walter common stock following the merger may decrease in order to give effect to the distribution. Some or all of this decrease in value realized by Walter stockholders, if any, should be offset by the value of the Surviving Corporation common stock they will receive in the merger and any cash they may receive as a result of Spinco's pre-merger taxable dividend. However, there can be no assurances that the combined trading prices of shares of Walter common stock and the Surviving Corporation common stock after the merger, even after accounting for cash paid as a pre-merger taxable dividend by Spinco, will be equal to or greater than the trading price of shares of Walter common stock prior to the merger. Until the market has fully evaluated the business of Walter without Spinco, the price at which shares of Walter common stock trade may fluctuate significantly. Similarly, until the market has fully evaluated the combined businesses of HCM and Spinco on a stand-alone basis, the price at which shares of the Surviving Corporation common stock trade may fluctuate significantly.

Q:
Does HCM's board of directors support the merger?

A:
Yes. HCM's board of directors has unanimously approved the merger agreement, the merger and the other transactions contemplated thereby and unanimously recommends that you vote FOR the proposal to approve the Merger Transactions, FOR each of the eight separate proposals to approve the amendments to HCM's charter comprising the Charter Amendment, which are referred to collectively in this proxy statement/prospectus as the Charter Amendment Proposals, FOR the proposal to approve the Exchange Share Issuance, and FOR the proposal to approve the Plan Amendment, the approval of each of which is a condition to the obligations of Walter and Spinco to effect the merger, FOR the proposal to approve the 2009 Incentive Plan and, if properly brought before the special meeting, FOR any motion to adjourn the special meeting to a later date or dates to solicit additional proxies for any or all of the foregoing proposals.

Q:
How will my rights as a Surviving Corporation stockholder after the merger differ from my current rights as an HCM stockholder?

A:
If the Charter Amendment Proposals are approved, the Charter Amendment will become effective not later than immediately prior to the Exchange Share Issuance and the merger. HCM's board of directors has adopted the form of Bylaws attached to this proxy statement/prospectus as Annex D, to be effective at the time the Charter Amendment becomes effective. Your rights as a stockholder of the Surviving Corporation will be governed by the charter and bylaws of HCM as set forth in the Articles of Amendment and Restatement of HCM and the form of Bylaws of HCM, attached to this proxy statement/prospectus as Annex C and Annex D, respectively, rather than the current charter and bylaws of HCM. A comparison of the differences of your rights as a stockholder under these two governing documents is discussed in the section titled "Comparison of the Rights of HCM Stockholders Before and After the Spin-Off and Merger" beginning on page 245 of this proxy statement/prospectus.

Q:
What will happen to HCM's dividend policy as a result of the merger?

A:
The Surviving Corporation's dividend policy will be to pay quarterly dividends and other distributions to its stockholders of all or substantially all of its REIT taxable income in each year sufficient to qualify for the tax benefits accorded to a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), subject to the discretion of the Surviving Corporation's board of directors. See "The Merger—Dividend Policy of HCM and the Surviving Corporation" beginning on page 75 of this proxy statement/prospectus.

Q:
Are there risks associated with the merger?

A:
Yes. We may not realize the expected benefits of the merger because of the risks and uncertainties discussed in "Risk Factors" and "Special Note Regarding Forward-Looking Statements" beginning on pages 34 and 49, respectively, of this proxy statement/prospectus. Those risks include, among others, risks relating to the uncertainty that Spinco will be able to integrate into HCM successfully and uncertainties relating to the performance of the Surviving Corporation after completion of the merger and risks relating to the failure to complete the merger.

Q:
What do HCM stockholders need to do now?

A:
After carefully reading and considering the information contained in this proxy statement/prospectus, please submit your proxy as soon as possible so that you will be represented at the special meeting. If you hold your shares through a bank or broker, please follow the directions provided by your bank or broker as to how to submit your voting instructions.

Q:
How do HCM stockholders vote?

A:
You may submit your proxy before the special meeting in one of the following ways:
•
use a touch-tone phone to dial the toll-free number shown on your proxy card and follow the easy instructions provided to submit your proxy by phone;

•
visit the Internet website shown on your proxy card and follow the easy instructions provided to submit your proxy via the Internet; or

•
complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

  You may also cast your vote in person at the special meeting. If you hold your shares through a bank or broker, you must provide a legal proxy from your bank or broker in order to vote in person at the special meeting.

Q:
What if an HCM stockholder does not vote on the proposals to be considered at the special meeting?

A:
If you fail to vote in person or by proxy or fail to instruct your broker or other nominee how to vote on the proposal to approve the Merger Transactions or on any Charter Amendment Proposal, your failure to vote will have the same effect as a vote against the proposal. If you mark your proxy "abstain" or instruct your broker or other nominee to "abstain" from voting on the proposal to approve the Merger Transactions or on any Charter Amendment Proposal, your abstention will have the same effect as a vote against the proposal. If you fail to vote in person or by proxy or fail to instruct your broker or other nominee how to vote, or if you mark your proxy as "abstain" or instruct your broker or nominee to abstain from voting on the proposals to approve the Exchange Share Issuance, the Plan Amendment or the 2009 Incentive Plan, it will have no effect on the approval of the proposals. If you properly authorize a proxy but do not indicate how you want to vote, your proxy will be voted in favor of these proposals.

Q:
Can HCM stockholders change their instructions after they have delivered their proxy or voting instruction card?

A:
Yes. If you are a record holder of HCM common stock, you may change your instructions at any time before your proxy is voted at the special meeting. You may do this in one of four ways:
•
by accessing the Internet website specified on your proxy card or by calling the telephone number specified on your proxy card, and following the easy instructions provided to vote by Internet or by phone; or

•
by sending a completed proxy card bearing a later date than your original proxy card;

•
by sending a notice of revocation to the corporate secretary;

•
by attending the special meeting and voting in person. Your attendance alone will not revoke any proxy.

  If you choose any of the first three methods, you must take the described action no later than the beginning of the special meeting.

  If your shares are held in "street name" by a broker or other nominee, you should contact your broker or other nominee to change your voting instructions.

Q:
What vote is required to approve each proposal?

A:
To approve the Merger Transactions (Proposal 1): the affirmative vote of the holders of a majority of the outstanding shares of HCM common stock.

  To approve each Charter Amendment Proposal (Proposals 2.a through 2.h): the affirmative vote of the holders of a majority of the votes entitled to be cast thereon.

  To approve the Exchange Share Issuance (Proposal 3): the affirmative vote of a majority of the votes cast on the matter at the special meeting.

  To approve the Plan Amendment (Proposal 4): the affirmative vote of a majority of the votes cast on the matter at the special meeting.

  To approve the 2009 Incentive Plan (Proposal 5): the affirmative vote of a majority of the votes cast on the matter at the special meeting.

  To approve any motion properly brought before the special meeting to adjourn the special meeting: the affirmative vote of a majority of the votes cast on the matter at the special meeting.

  No vote of Walter stockholders or any Spinco member is required or being sought in connection with the spin-off or the merger.

Q:
Have any HCM stockholders already agreed to vote in favor of the proposals for the merger?

A:
Yes. John A. Burchett, HCM's Chairman, President and Chief Executive Officer, Irma N. Tavares, HCM's Chief Operating Officer, Managing Director and a director, and the Amster Parties have entered into a voting agreement with HCM, Walter and Spinco that requires them to vote their shares of common stock in favor of each of the proposals described in this proxy statement/prospectus. Collectively, these stockholders hold approximately 10.1% of the outstanding common stock of HCM as of the record date for the special meeting.

Q:
When and where is the special meeting of stockholders?

A:
The special meeting of stockholders will be held at the New York Marriott Downtown, 85 West Street, New York, NY 10006, on Wednesday, April 15, 2009, at 10 a.m., local time. Subject to space availability, all stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at 9:30 a.m., local time.

Q:
If my shares are held in "street name" by a broker or other nominee, will my broker or nominee vote my shares for me?

A:
Your broker or other nominee does not have authority to vote on the proposals described in this proxy statement/prospectus without your specific instructions. Your broker or other nominee will vote your shares held by it in "street name" with respect to these matters ONLY if you provide instructions to it on how to vote. You should follow the directions your broker or other nominee provides in order to submit your voting instructions to that nominee.

Q:
What constitutes a quorum?

A:
The presence in person or by proxy of stockholders entitled to cast a majority of the votes entitled to be cast at the special meeting constitutes a quorum for the special meeting.

Q:
Are HCM or Walter stockholders entitled to demand appraisal of their shares?

A:
No. Neither HCM nor Walter stockholders nor any member of Spinco have appraisal rights under Maryland or Delaware law, respectively, in connection with the spin-off, the merger, or the transactions contemplated thereby.

Q:
Who should HCM stockholders contact if they have any questions about the proxy materials or voting power?

A:
If you have any questions about the merger or if you need assistance in submitting your proxy or voting your shares or need additional copies of the proxy statement/prospectus or the enclosed proxy card, you should contact HCM's proxy solicitor at the following address and telephone numbers:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders call toll free: (888) 750-5834
Banks and brokers call collect: (212) 750-5833

SUMMARY

        This summary highlights selected information contained in this proxy statement/prospectus and does not contain all the information that may be important to you. HCM urges you to read carefully this proxy statement/prospectus in its entirety, as well as the annexes hereto. Unless stated otherwise, all references in this proxy statement/prospectus to Walter are to Walter Industries, Inc., all references to Spinco are to Walter Investment Management LLC, all references to JWHHC are to JWH Holding Company, LLC, all references to HCM are to Hanover Capital Mortgage Holdings, Inc. and all references to the Surviving Corporation are to the combined company pursuant to the merger of HCM and Spinco. Further, references to HCM, Walter and the Surviving Corporation in this proxy statement/prospectus include their respective consolidated subsidiaries and the terms "we", "us" and "our" refer to HCM unless the context otherwise requires. Additionally, unless stated otherwise, all references in this proxy statement/prospectus to the merger agreement are to the Second Amended and Restated Merger Agreement, dated as of February 6, 2009, as amended on February 17, 2009, by and among Walter, Spinco, JWHHC and HCM, a copy of which is attached as Annex A to this proxy statement/prospectus. Further, all references in this proxy statement/prospectus to "spin-off" means the overall transaction of separating Spinco from Walter, the final step of which is the distribution of Spinco limited liability company interests to Walter's stockholders.

The Parties

Walter

        Walter Industries, Inc., organized in 1987, is a diversified company that operates in five reportable segments: Natural Resources, Sloss, Financing, Homebuilding and Other. Through these operating segments it offers a diversified line of products and services including coal and natural gas, furnace and foundry coke, mortgage financing, and home construction. Its businesses may broadly be grouped in the following categories:

         Financing.    Walter's Financing segment, or its Financing business, is primarily comprised of Walter Mortgage Company ("WMC"), a Delaware corporation that owns and services non-conforming instalment notes and loans that are secured by mortgages and liens on residential property. Prior to May 1, 2008, WMC purchased and originated mortgage loans and purchased instalment notes originated by its homebuilding affiliate, Jim Walter Homes, Inc. ("JWH"). The mortgage portfolio at December 31, 2007 was approximately $1.8 billion. The Financing business also includes Best Insurors, Inc., ("Best"); and Cardem Insurance Co., Ltd. ("Cardem"). Best is an insurance agency based in Florida and primarily places fire and extended insurance coverage for homeowners who finance through the Financing business. Cardem is an insurance company based in Bermuda and primarily provides reinsurance of insurance placed through Best and provides captive insurance coverage for various other risks.

         Homebuilding.    Walter's Homebuilding segment, or its Homebuilding business, is primarily comprised of JWH, an on-your-lot homebuilder which builds in the southeastern United States. Prior to May 1, 2008, Walter's Homebuilding segment offered retail instalment sale financing for most of the homes it built and sold those originated notes to WMC. As of May 1, 2008, JWH no longer offered financing to its customers. On September 30, 2008, Walter announced its plan to sell or otherwise separate the Homebuilding segment from JWHHC. On December 31, 2008, the Homebuilding segment was distributed by JWHHC to Walter for no consideration. On January 6, 2009, Walter announced the closure of the Homebuilding segment. While sales efforts ceased immediately upon the announcement, the Homebuilding segment will meet all of its obligations to customers with homes in progress as the business is wound down.

         Natural Resources and Sloss.    Walter's Natural Resources business is primarily comprised of Jim Walter Resources, Inc. ("JWR"). In 2007, JWR produced 5.8 million tons of high quality metallurgical coal through its primary mining division and had net sales and revenues of $556.7 million and $611.7 million in the years ended December 31, 2007 and 2006, respectively. It also produced 7.2 billion cubic feet of natural gas in 2007. Walter's Natural Resources business also produced 247,000 tons of low-sulfur coal for the industrial and electric utility markets in the year ended December 31, 2007. Walter, through Sloss, manufactures furnace and foundry coke. In the year ended December 31, 2007, Sloss sold 431,000 tons of furnace and foundry coke.

         Other:    The Other segment includes Walter's land subsidiaries and corporate expenses.

        Walter's principal offices are located at 4211 W. Boy Scout Boulevard, Tampa, Florida 33607.

JWHHC

        JWHHC is currently a wholly-owned subsidiary of Walter and was formed as a Delaware limited liability company on May 31, 2006, to hold Walter's Financing and Homebuilding businesses. The Financing business historically obtained substantially all of its portfolio from the origination of notes by the Homebuilding business. On May 1, 2008, this internal financing option was discontinued and on September 30, 2008, Walter committed to a plan to sell or otherwise separate the Homebuilding business from JWHHC. Thus, the Homebuilding business has been reported as discontinued operations in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("FAS 144"). Prior to the spin-off, Walter intends to acquire from JWHHC, and contribute to Spinco, each of the subsidiaries and other assets of JWHHC comprising Walter's Financing business that are to be owned by Spinco at the time of the spin-off.

        JWHHC's principal offices are located at 4211 W. Boy Scout Boulevard, Tampa, Florida 33607.

Spinco

        Spinco is currently a wholly-owned subsidiary of Walter and was formed as a Delaware limited liability company on February 3, 2009, to receive Walter's Financing business from Walter and to facilitate the separation of that business through the spin-off and merger. The subsidiaries and assets that Spinco will own at the time of the spin-off and the merger include all assets of Walter's Financing business except for those associated with the worker's compensation program and various other runoff insurance programs within Cardem. The assets and subsidiaries will include all assets of WMC, Best and the active property insurance program of Cardem, which will be transferred to Walter Investment Reinsurance Co. Ltd., a newly-formed Bermuda captive insurance company, prior to the spin-off. As a result, the consolidated financial position, results of operations and cash flows of Spinco at the time of the spin-off will be substantially the same as those of JWHHC. Spinco's total assets and liabilities at the time of the spin-off and merger are expected to be approximately $1.9 billion and $1.5 billion, respectively.

        In connection with Spinco's receipt of Walter's Financing business from Walter prior to the spin-off, JWHHC intends to assign to Spinco all of its rights and obligations with respect to JWHHC's employees. Therefore, at the time of the spin-off and the merger, the current employees of JWHHC are expected to be employees of Spinco, with substantially identical terms of employment, benefits, equity awards and related rights in, and obligations to, Spinco as those currently enjoyed by them as a result of their employment with JWHHC.

        Spinco's principal offices are located at 4211 W. Boy Scout Boulevard, Tampa, Florida 33607.

HCM

        Hanover Capital Mortgage Holdings, Inc. is a specialty finance company whose principal business historically was to generate net interest income on its portfolio of prime mortgage loans and mortgage securities backed by prime mortgage loans on a leveraged basis. HCM avoids investments in sub-prime and Alt-A loans and securities collateralized by sub-prime or Alt-A loans. HCM historically leveraged its purchases of mortgage securities with borrowings obtained primarily through the use of sales with agreements to repurchase the securities ("Repurchase Agreements"). Historically, the repurchase agreements were on a 30-day revolving basis and, for the majority of HCM's investments, were under a single repurchase agreement for a one-year fixed term basis that expired in August 2008. HCM is a Maryland corporation that conducts its operations as a real estate investment trust, or REIT, for U.S. federal income tax purposes. HCM has one primary subsidiary, Hanover Capital Partners 2, Ltd. ("HCP-2"), HCM's principal "'taxable REIT subsidiary" as defined under "Material U.S. Federal Income Tax Consequences" beginning on page 76 of this proxy statement/prospectus. Since August 2008, HCM continues to invest in whole pool agency securities primarily to enable it to maintain its REIT status and its exemption under the Investment Company Act of 1940 (the "1940 Act"). In addition, HCM currently is focusing on generating fee income through HCP-2 by rendering valuations and loan sale advisory and other related services to private companies and government agencies, services it has provided to third parties in the past.

        Due to unprecedented turmoil in the mortgage and capital markets during 2007 and 2008, HCM incurred a significant loss of liquidity over a short period of time. HCM experienced a net loss of approximately $12.3 million and $80.0 million for the nine months ended September 30, 2008 and the year ended December 31, 2007, respectively, and its current operations are not cash flow positive. Additional sources of capital are required for HCM to generate positive cash flow and continue operations beyond 2008. These events have raised substantial doubt about HCM's ability to continue as a going concern.

        HCM's principal executive offices are located at 200 Metroplex Drive, Suite 100, Edison, New Jersey 08817.

The Surviving Corporation

        After Spinco is spun off and merged into HCM, the Surviving Corporation will be named Walter Investment Management Corp. We believe Walter Investment Management Corp. will be positioned as a premier owner and servicer of a substantial mortgage asset portfolio capable of delivering positive cash flow and earnings to its stockholders. The Surviving Corporation will also own and operate a mortgage servicing business that may be expanded into other business opportunities.

The Spin-Off and Taxable Dividend

        The spin-off is the overall transaction of separating Spinco from Walter, which will be accomplished through a series of transactions. As the final step in the spin-off, Walter will distribute all of its Spinco Interests to its stockholders as of the Spin-off Record Date on a pro rata basis. The Spinco Interests will be held by a third party exchange agent, Bank of New York Mellon, for the benefit of Walter's stockholders until the completion of the merger. Walter stockholders will never receive certificates representing the Spinco Interests, and will be prohibited from transferring the Spinco Interests prior to the merger, which is expected to occur on the same day as the spin-off and the taxable dividend. We have been advised that Walter's board of directors is expected to declare a dividend of one Spinco Interest for every one share of Walter common stock held as of the Spin-off Record Date.

        Immediately following the spin-off and immediately prior to the effective time of the merger, Spinco intends to pay a taxable dividend consisting of (i) cash, which will be paid to holders of record of Walter's common stock as of the Spin-off Record Date, and (ii) Spinco Interests, which will be issued to a third party exchange agent, Bank of New York Mellon, to be held for the benefit of such stockholders. The taxable dividend is required in order for the Surviving Corporation to comply with certain IRS requirements pertaining to the maintenance of its REIT status. The total amount of the taxable dividend will be at least equal to Spinco's allocated earnings and profits as determined under U.S. federal income tax principles, and is currently expected to be in an aggregate amount of $90 to $150 million. This amount will be determined based upon the calculation of the earnings and profits of the Walter consolidated group (of which Spinco currently is a member), and the relative values of Spinco and Walter, as of the spin-off distribution date. Therefore, this amount may not be finally determined until the spin-off distribution date, and may be in excess of the actual amount of allocated earnings and profits in order to ensure compliance with the requirements referenced above. Each holder of Walter's common stock as of the Spin-off Record Date, in recognition of the fact that each such holder will be a holder of Spinco Interests following the spin-off and at the time of the taxable dividend, will have the option to elect to receive the taxable dividend on each Spinco Interest issued to such stockholder in the spin-off either solely in cash or solely in Spinco Interests. The total amount of cash available for distribution by Spinco will be limited to an amount no greater than 20% of the total amount of the taxable dividend. Accordingly, the precise ratio of cash and Spinco Interests payable to each Walter stockholder as of the Spin-off Record Date could be subject to a pro rata reduction based on the total amount of the taxable dividend and the total amount of cash that Walter stockholders elect to receive. Documentation relating to the foregoing election will be mailed to holders of Walter common stock as of the Spin-off Record Date as soon as practical after the Spin-off Record Date.

The Exchange Transactions

        The exchange transactions are the transactions by which HCM intends to purchase and retire all of the outstanding trust preferred securities of Hanover Statutory Trust I, or HST-I, and HST-II, each in principal amounts of approximately $20 million, and the related debt securities previously issued by HCM that are held by each of HST-I and HST-II. Currently, Taberna Preferred Funding I, Ltd, or Taberna, and the Amster Parties hold all of the outstanding trust preferred securities of HST-I and HST-II, respectively, and HCM has entered into exchange agreements with each of Taberna and the Amster Parties to acquire (and subsequently cancel) these trust preferred securities. Each of Taberna and the Amster Parties will surrender certificates representing such trust preferred securities at the closing of the exchange transaction.

        As consideration for all of the outstanding trust preferred securities of HST-I, currently held by Taberna, HCM will pay Taberna $2.25 million in cash, $250,000 of which was paid to Taberna upon the signing of its exchange agreement, dated September 30, 2008, with HCM and an additional $600,000 of which was paid to Taberna upon the signing of the amendment to its exchange agreement dated February 6, 2009. Under that exchange agreement, as amended, Taberna will also be reimbursed by HCM for its counsel fees up to $15,000 in the aggregate. Under a separate exchange agreement with HCM, dated September 30, 2008, as subsequently amended on February 6, 2009, the Amster Parties have agreed to exchange their trust preferred securities in HST-II for a cash payment of $750,000 and 6,762,793 shares of HCM common stock, payable upon the closing of the exchange agreement. After giving effect to the Exchange Share Issuance, and assuming that, between January 31, 2009, and immediately prior to the effective time of the merger, there are no other changes in (i) the number of shares of HCM common stock outstanding or (ii) the Amster Parties ownership thereof, the Amster Parties would own approximately 43.9% of the shares of HCM common stock outstanding immediately prior to the effective time of the merger. As one of the conditions to the merger agreement, HCM is required to obtain the requisite stockholder approval to approve the Exchange Share Issuance, as described in "Proposal 3" beginning on page 265 of this proxy statement/prospectus. The Amster Parties' HCM common stock will be issued immediately prior to the effective time of the merger and will be subject to the HCM share combination effected by the merger.

        In order to ensure that HCM will have access to sufficient capital to fulfill its obligations to pay the cash consideration to the Amster Parties and Taberna upon the closing of the exchange transactions, Spinco has agreed to make available to HCM for those purposes a line of credit of up to $2.75 million ($600,000 of which was borrowed to make the payment to Taberna on February 6, 2009) under an amended and restated loan and security agreement entered into by Spinco and HCM on February 6, 2009. For more information regarding the loan and security agreement, see "Additional Agreements Between HCM, Walter, JWHHC, Spinco and Their Affiliates—Loan and Security Agreement" beginning on page 125 of this proxy statement/prospectus.

        A copy of the exchange agreement between the Amster Parties and HCM and the amendment of that agreement is attached as Annex E to this proxy statement/prospectus. A copy of the exchange agreement between Taberna and HCM and the amendment of that agreement is attached as Annex F to this proxy statement/prospectus. We encourage you to read each of the exchange agreements carefully. The exchange agreement with the Amster Parties, as amended, is the principal document governing the Exchange Share Issuance. For more information regarding the exchange transactions, see "The Exchange Agreements" beginning on page 121 of this proxy statement/prospectus.

The Merger

        Each of the boards of directors of Walter and HCM and the board of managers of Spinco has unanimously approved a merger that will combine Spinco with HCM. Immediately after the spin-off, pursuant to the merger agreement, Spinco shall merge into HCM, with HCM being the Surviving Corporation. In connection with the merger, the Surviving Corporation shall be renamed Walter Investment Management Corp. and it is expected that the shares of its common stock will trade on the NYSE Alternext under the ticker symbol "WAC." A copy of the second amended and restated merger agreement is attached as Annex A to this proxy statement/prospectus. We encourage you to read the entire second amended and restated merger agreement carefully because it is the principal document governing the merger. For more information on the merger agreement, see "The Merger Agreement" beginning on page 102 of this proxy statement/prospectus.

        As a result of the merger, every 50 shares of HCM common stock outstanding immediately prior to the effective time of the merger will be combined into one share of the Surviving Corporation common stock in the HCM share combination. Based on the number of shares of HCM common stock and shares of Walter common stock outstanding as of January 31, 2009, and after giving effect to the Exchange Share Issuance, the spin-off, the estimated amount of the taxable dividend and the merger, including the HCM share combination, we currently estimate that Walter stockholders as of the Spin-off Record Date will receive, on average, 0.3674036 of a share of common stock of the Surviving Corporation for every share of Walter common stock they hold as of the Spin-off Record Date, which amount will be adjusted to reflect certain events, if any, occurring prior to the merger. The actual number of shares of Surviving Corporation common stock received in the merger by individual Walter stockholders as of the Spin-off Record Date will be determined based on the number of shares of Walter common stock outstanding as of the Spin-off Record Date (subject to certain adjustments), the number of Spinco Interests each Walter stockholder receives in the taxable dividend, and the number of shares of HCM common stock outstanding immediately prior to the effective time of the merger (adjusted to give effect to the HCM share combination). As a result, the number of shares of Surviving Corporation common stock received in the merger, on average, for each share of Walter common stock held by Walter stockholders as of the Spin-off Record Date will vary depending on changes in the number of shares of Walter common stock, Spinco Interests or HCM common stock outstanding at such times. In all cases, however, when the merger is completed, Walter stockholders as of the Spin-off Record Date and Spinco option holders will collectively own 98.5% (3.33% by the Spinco option holders and the remaining 95.17% by such Walter stockholders), and HCM stockholders (including the Amster Parties) will collectively own 1.5% (with the Amster Parties owning approximately 0.66% and the other HCM stockholders owning approximately 0.84%), of the shares of common stock of the Surviving Corporation outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation. Based solely on the closing price per share of HCM common stock on January 30, 2009, as reported by the NYSE Alternext, and assuming that the number of shares of Walter common stock outstanding as of the Spin-off Record Date is not materially different from the number outstanding on January 31, 2009, the approximate value of the share consideration HCM will pay to Walter stockholders in the merger, on average, would be $0.03 per share of Walter common stock outstanding as of the Spin-off Record Date. The foregoing is merely an estimate, based solely on recent market capitalization, of the value of HCM per share of Walter common stock at the effective time of the merger, and does not reflect the value of the Spinco Interests Walter stockholders will receive in the spin-off or the value of the Surviving Corporation or its common stock after the merger. Any change in the market value of HCM common stock prior to the effective time of the merger and variations in the mixture of cash and Spinco Interests received by individual Walter stockholders in connection with the taxable dividend would cause the foregoing estimate to change. The number of shares of Surviving Corporation common stock to be issued to Walter stockholders as of the Spin-off Record Date in the merger will not be adjusted as a result of fluctuations in the market price of HCM common stock. For a more complete discussion of the calculation of the number of shares of Surviving Corporation common stock to be issued in the merger, see the section titled "The Merger—Calculation of Merger Consideration" beginning on page 54 of this proxy statement/prospectus.

HCM's Board of Directors' Recommendations to HCM Stockholders

        After careful consideration, the HCM board of directors unanimously recommends that holders of HCM common stock vote FOR the proposal to approve the Merger Transactions, FOR each of the Charter Amendment Proposals, FOR the proposal to approve the Exchange Share Issuance, and FOR the proposal to approve the Plan Amendment, the approval of each of which is a condition to the obligations of Walter and Spinco to effect the merger, FOR the proposal to approve the 2009 Incentive Plan and, if properly brought before the special meeting, FOR any motion to adjourn the special meeting to a later date or dates to solicit additional proxies for any or all of the foregoing proposals. For a more complete description of HCM's reasons for the merger and the recommendations of the HCM board of directors, see "The Transactions—HCM's Reasons for the Merger" and "—HCM's Board of Directors' Recommendations to HCM Stockholders" beginning on pages 63 and 65, respectively, of this proxy statement/prospectus.

HCM's Reasons for the Merger

        In recommending the Merger Transactions, the Exchange Share Issuance, the Charter Amendment and the Plan Amendment to the HCM stockholders, the HCM board of directors has considered HCM's business, operations, current and historical financial condition, and earnings. In addition, the HCM board of directors examined the uncertain mortgage industry environment, conditions and risks facing HCM and the mortgage industry as a whole. The HCM board of directors also reviewed the strategic options available to HCM, both exploring potential transaction opportunities and remaining as an independent public company. The HCM board of directors authorized management to explore potential transactions, and HCM's senior management subsequently began discussions with Spinco. In the course of those discussions, HCM recognized that a combination of HCM's and Spinco's businesses could potentially have subsequent strategic and financial benefits. HCM's board of directors considered issues such as Spinco's capital position, funding capabilities and liquidity, and the ability of the larger and more diversified Surviving Corporation to weather continued economic and mortgage market weakness and further crises that might develop, including in particular HCM's loss of liquidity, net losses, cash flow negative operations and other concerns discussed above under "—HCM". The HCM board of directors examined the proposed transactions and determined that the Merger Transactions, including the terms of the merger agreement, and the other agreements relating to the merger, are fair, advisable and in the best interests of HCM and its stockholders. See "The Transactions—Background of the Merger" and "—HCM's Reasons for the Merger" beginning on pages 58 and 63, respectively, of this proxy statement/prospectus.

Spinco's, Walter's and JWHHC's Reasons for the Merger

        In considering and approving the Merger Transactions, the board of managers of each of Spinco and JWHHC and the board of directors of Walter considered various options to separate Walter's Financing business from Walter's Natural Resources business, including a sale of JWHHC's assets and a standalone spin-off of JWHHC. After reviewing these options in light of current market conditions, the board of managers of each of Spinco and JWHHC and the board of directors of Walter determined that there could be substantial strategic and financial benefits to a merger of Spinco into HCM given HCM's REIT status, ownership of critical software, servicing and analysis systems and HCM's strong relationships with governmental agencies that may help generate future revenues. See "The Transactions—Walter's Reasons for Spin-off and Merger" beginning on page 70 of this proxy statement/prospectus.

Opinion of Keefe, Bruyette & Woods, Inc., Financial Advisor to HCM

        HCM's board of directors considered the analyses of Keefe, Bruyette & Woods, Inc. ("KBW"), which rendered its oral opinion at the meeting of HCM's board of directors held on September 26, 2008, subsequently confirmed in writing on October 28, 2008, the date of the execution and delivery of the amended and restated merger agreement, and subject to and based upon the assumptions made, procedures followed, matters considered and limitations of the review set forth in the opinion, the merger consideration payable pursuant to the merger agreement was fair, from a financial point of view, to HCM stockholders. The full text of the KBW written opinion, dated October 28, 2008, is attached as Annex B to this proxy statement/prospectus. You are encouraged to read the opinion in its entirety, including the assumptions made, matters considered, procedures followed, and limitations upon review undertaken in connection with such opinion. KBW's opinion is for the information and use of the HCM board of directors in connection with its consideration of the merger and does not and shall not constitute a recommendation to any stockholder as to how that stockholder should vote or act with respect to the proposed merger or any other matter described in this proxy statement/prospectus. KBW was not requested to opine as to, and its opinion does not in any manner address, HCM's underlying business decision to proceed with or effect the merger. The summary of the opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. For a more complete description of the KBW opinion, see "The Merger—Opinion of Keefe, Bruyette & Woods, Inc., Financial Advisor to HCM" beginning on page 65, of this proxy statement/prospectus.

Interest of Certain Persons in the Merger

        When considering the recommendations of the HCM board of directors with respect to the approval of the Merger Transactions, the Exchange Share Issuance, the Charter Amendment and the Plan Amendment, HCM stockholders should be aware that some HCM stockholders, directors and officers have interests in the merger that are in addition to the interests of other HCM stockholders. These interests include the retention of John A. Burchett, currently Chairman, President and Chief Executive Officer of HCM, as a member of the board of directors of the Surviving Corporation and, along with Irma N. Tavares, currently Chief Operating Officer, Managing Director and a director of HCM, to serve in senior management positions at the Surviving Corporation or one or more of its subsidiaries, and the obligation of Mr. Burchett, Ms. Tavares and the Amster Parties, in their capacities as stockholders of HCM, to vote in favor of the foregoing proposals pursuant to a voting agreement entered into on September 30, 2008, as assigned to Spinco on February 6, 2009. For a further discussion of interests of directors and executive officers in the merger, see "The Merger—Interests of Certain Persons in the Merger" beginning on page 71, of this proxy statement/prospectus.

Calculation of the Merger Consideration

        The merger agreement provides that the Surviving Corporation will issue to holders of Walter common stock as of the Spin-off Record Date, or reserve for future issuance in settlement of restricted stock units of the Surviving Corporation granted in connection with the merger to Spinco option holders, a number of shares of common stock of the Surviving Corporation equal to the product of (i) (x) the sum of (A) the number of shares of HCM common stock outstanding immediately prior to the effective time of the merger (including shares issued in the Exchange Share Issuance) plus (B) the number of shares of HCM common stock that would be issued upon exercise of any "in-the-money" options to acquire shares of common stock of HCM outstanding immediately prior to the merger

(which is expected to be zero), divided by (y) 50 (which reflects the HCM share combination), multiplied by (ii) 65-2/3, subject to adjustment to reflect certain events, if any, occurring prior to the merger. Based on this formula, it is presently estimated that, pursuant to the merger, HCM will issue to Walter stockholders as of the Spin-off Record Date or reserve for future issuance in settlement of restricted stock units of the Surviving Corporation granted in connection with the merger to Spinco option holders approximately 20.3 million shares of common stock. Individual Walter stockholders as of the Spin-off Record Date will receive their pro rata portion of the aggregate number of shares of common stock of the Surviving Corporation actually issued in the merger. Given that these amounts are calculated based on the number of shares of Walter common stock outstanding on the Spin-off Record Date (subject to certain adjustments), the number of Spinco Interests each Walter stockholder receives in the taxable dividend, and the number of shares of HCM common stock outstanding immediately prior to the effective time of the merger (adjusted to give effect to the HCM share combination), the actual number of shares of Surviving Corporation common stock to be issued will not be determined until the effective time, and there is no maximum or minimum number of shares that will be issued. We do not expect the number of shares of Surviving Corporation common stock to change significantly, as HCM currently has no plans to issue any shares of its common stock prior to the effective time of the merger other than pursuant to grants of equity incentive awards in the ordinary course of business and in connection with the Exchange Share Issuance, which is reflected in the merger consideration analysis in this proxy statement/prospectus. In all cases, however, when the merger is completed, Walter stockholders as of the Spin-off Record Date and Spinco option holders will collectively own 98.5% (3.33% by Spinco option holders and the remaining 95.17% by Walter stockholders), and HCM stockholders (including the Amster Parties) will collectively own 1.5% (with the Amster Parties owning approximately 0.66% and the other HCM stockholders owning approximately 0.84%), of the shares of common stock of the Surviving Corporation outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation. Based solely on the closing price per share of HCM common stock on January 30, 2009, as reported by the NYSE Alternext, and assuming that the number of shares of Walter common stock outstanding as of the Spin-off Record Date is not materially different from the number outstanding on January 31, 2009, the approximate value of the share consideration HCM will pay to Walter stockholders in the merger, on average, would be $0.03 per share of Walter common stock outstanding as of the Spin-off Record Date. The foregoing is merely an estimate, based solely on recent market capitalization, of the value of HCM per share of Walter common stock at the effective time of the merger, and does not reflect the value of the Spinco Interests Walter stockholders will receive in the spin-off or the value of the Surviving Corporation or its common stock after the merger. Any change in the market value of HCM common stock prior to the effective time of the merger and variations in the mixture of cash and Spinco Interests received by individual Walter stockholders in connection with the taxable dividend would cause the foregoing estimate to change. The number of shares of Surviving Corporation common stock to be issued in the merger to Walter stockholders as of the Spin-off Record Date will not be adjusted as a result of fluctuations in the market price of HCM common stock.

        No fractional shares of Surviving Corporation common stock will be issued in the merger (including as a result of the HCM Share Combination). Instead, HCM and Walter stockholders as of the Spin-off Record Date that otherwise would be entitled to a fraction of a share of Surviving Corporation common stock will be entitled to receive a cash payment in lieu of issuance of that fractional share. For a more complete description of the merger consideration, see "The Merger Agreement—Merger Consideration" beginning on page 103 of this proxy statement/prospectus.

Treatment of Equity Awards

        Prior to the spin-off, Walter intends to purchase the Financing business from JWHHC and subsequently contribute the Financing business to Spinco. In connection with that process, JWHHC intends to assign to Spinco all of its rights and obligations with respect to JWHHC's employees, including any rights and obligations under employment agreements, benefit plans, equity awards and related matters. At the time of the spin-off and merger, the current employees of JWHHC are expected to be employees of Spinco, with substantially identical terms of employment, benefits, equity awards and related rights in, and obligations to, Spinco as those currently enjoyed by them as a result of their employment with JWHHC and, accordingly, references in this proxy statement/prospectus to Spinco employees, or to their terms of employment, benefits, equity awards and related rights in, and obligations to, Spinco, speak as to the time of the spin-off and merger. For more information regarding the anticipated conversion of JWHHC equity awards into Spinco equity awards prior to the spin-off, see "Description of Spinco Interests—Options to Purchase Units of Spinco" on page 242 of this proxy statement/prospectus.

        Upon the completion of the merger, outstanding options to acquire shares of HCM common stock and other outstanding incentive awards related to HCM common stock will be converted into similar instruments in respect of the Surviving Corporation's common stock, appropriately adjusted to reflect the effect of the merger, and will, as a result of the merger, become vested or exercisable.

        Upon the completion of the merger, holders of outstanding options to acquire shares of Walter common stock and other outstanding incentive awards related to Walter common stock held by employees of Spinco after the spin-off will have the ability to elect to convert all or any portion of their outstanding incentive awards related to Walter common stock into similar instruments in respect of the Surviving Corporation's common stock according to a predetermined exchange ratio. No outstanding equity awards relating to Walter common stock will, as a result of the merger, become vested or exercisable. For purposes of determining vesting, exercisability and payments under outstanding Walter options and other equity awards held by employees of Spinco and the Surviving Corporation following the spin-off, Walter will treat Spinco and Surviving Corporation employees who choose not to convert any or all of their Walter options and other outstanding equity awards as employees of Walter for as long as they continue to remain employed by Spinco or the Surviving Corporation.

        Certain of Spinco's employees hold options to acquire Spinco Interests. Upon the completion of the merger, each outstanding option to acquire a Spinco Interest held by a Spinco employee will be replaced with an equity award denominated in shares of Surviving Corporation common stock and appropriately adjusted to reflect the occurrence of the transactions contemplated by the merger agreement. However, such equity awards will only reduce the number of shares of common stock of the Surviving Corporation issuable to Walter stockholders in connection with the merger, and will not reduce the number of shares of common stock of the Surviving Corporation to which HCM stockholders immediately prior to the effective time of the merger are entitled to below 1.5% of the shares of Surviving Corporation common stock outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation.

        Notwithstanding the previous paragraph, the parties to the merger agreement agreed that Spinco and the Spinco option holders may agree separately that, as of the effective time of the merger, by action of Spinco, their options to acquire Spinco Interests will be cancelled. Those Spinco option holders will be entitled to receive from the Surviving Corporation after the merger a total number of restricted stock units that corresponds to notional shares of Surviving Corporation common stock (the "RSUs"). The number of RSUs issued will be determined by multiplying (a) the sum of (x) the total number of shares of Surviving Corporation common stock that, absent such grant of RSUs, would be held by the holders of Spinco Interests immediately following the effective time of the merger ("Spinco Interest Holders") and (y) the shares of common stock of the Surviving Corporation held by HCM stockholders immediately prior to the effective time of the merger, by (b) 0.03333. The merger agreement clarifies that the number of RSUs (and the shares of Surviving Corporation common stock used to settle such RSUs) will only reduce the number of shares of Surviving Corporation common stock payable to Spinco Interest holders in the merger, not the number of such shares payable to HCM stockholders in the merger. Each such RSU will be paid out with a single share of Surviving Corporation common stock no earlier than the third anniversary of the date of grant.

        For a more complete discussion regarding the treatment of stock options, see "The Merger Agreement—Equity Awards" beginning on page 105 of this proxy statement/prospectus.

Conditions to Closing of the Merger

        Consummation of the merger is subject to the satisfaction of certain conditions, including, among others:

  •
  Walter shall have received rulings from the IRS relating to (i) the qualification of the spin-off as a tax-free transaction under Section 355 of the Code and (ii) certain U.S. federal income tax consequences of the spin-off and merger (including the restructuring of Walter's Homebuilding business) in form and substance reasonably satisfactory to Walter with respect to each of the matters requested by Walter to be included in such rulings (the "IRS Rulings"). In addition to obtaining the IRS Rulings, Walter shall have obtained an opinion from PricewaterhouseCoopers LLP, or PwC, as to the satisfaction of certain requirements necessary for the spin-off to obtain tax-free treatment under Section 355 of the Code upon which the IRS will not rule. On February 17, 2009, the merger agreement was amended to eliminate Walter's and Spinco's right to waive the condition to closing relating to receipt by Walter of rulings from the IRS and an opinion from Walter's accountants in respect of the tax-free nature of the spin-off and certain other federal income tax consequences of the spin-off and merger.

  •
  Receipt of opinions of Sonnenschein Nath & Rosenthal LLP and Simpson Thacher & Bartlett LLP, tax counsel for HCM and Walter, respectively, that the merger will constitute a reorganization under Section 368(a) of the Code;

  •
  HCM shall continue to qualify as a REIT;

  •
  the acquisition by Walter of the Financing business from JWHHC and the transfer of the Financing business by Walter to Spinco;

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  The spin-off shall have occurred;

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  The shares of HCM common stock reserved for issuance in connection with the merger shall have been approved for listing on the NYSE Alternext;

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  The HCM stockholders shall have approved the proposals set forth in this proxy statement/prospectus;

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  Either (i) HCM and the IRS shall have executed an IRS Form 906, Closing Agreement on Final Determination Covering Specific Tax Matters, that resolves, in a manner satisfactory to Walter in its sole discretion exercised in good faith, the issues for which relief was sought in respect of certain REIT qualification issues raised in HCM's submission to the IRS on August 25, 2008, which is referred to herein as the "IRS Closing Agreement" or (ii) the IRS shall have rendered a formal, binding determination other than the IRS Closing Agreement to the effect that the assets which are the subject of HCM's submission to the IRS on August 25, 2008, were, for purposes of Section 856(c) of the Code, "cash items" and therefore that the investment by HCM in such assets will not cause HCM to fail to qualify as a REIT for any taxable year, or otherwise to the effect that HCM has qualified as a REIT for all taxable years, which determination is in form and substance satisfactory to Walter, as determined in its sole discretion exercised in good faith (which determination is referred to herein as the "REIT Determination");

  •
  Walter and Spinco shall have received an opinion of Sonnenschein Nath & Rosenthal LLP that HCM has been organized and has operated in conformity with the requirements for qualification as a REIT since 1997 until immediately prior to the effective time of the merger. The opinion will assume that, if a REIT Determination is not obtained and the IRS Closing Agreement does not provide resolution of the issues for which relief was sought for the taxable year ending December 31, 2008, that the resolution in the IRS Closing Agreement applies to the 2008 taxable year in the same manner as it applies to the taxable years of HCM that are the subject of such IRS Closing Agreement;

  •
  Walter and Spinco shall have received an opinion of Simpson Thacher & Bartlett LLP that the Surviving Corporation's proposed method of operation will enable it to continue to meet the requirements for qualification as a REIT for taxable year 2009 and thereafter. The opinion will assume that, if a REIT Determination is not obtained and the IRS Closing Agreement does not provide resolution of the issues for which relief was sought for the taxable year ending December 31, 2008, that the resolution in the IRS Closing Agreement applies to the 2008 taxable year in the same manner as it applies to the taxable years of HCM that are the subject of such IRS Closing Agreement;

  •
  The charter of HCM shall be as set forth in the Articles of Amendment and Restatement of HCM and the bylaws of HCM shall be the form of Bylaws of HCM, each as attached to this proxy statement/prospectus as Annexes C and D, respectively; and

  •
  Each of the exchange agreements shall be in effect and each of the closings thereunder shall have occurred.

        For more information on the conditions to the closing of the merger, see "The Merger Agreement—Conditions to Closing of the Merger" beginning on page 114 of this proxy statement/prospectus.

Termination of the Merger Agreement; Termination Fee

        Generally, the merger agreement may be terminated at any time before the effective time of the merger (including after stockholder approval):

  •
  by the mutual written consent of each party to the merger agreement;

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  by either Walter or HCM:
  •
  if the merger is not consummated by June 30, 2009, through no fault of the party seeking to terminate the merger agreement;

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  if, at the special meeting, the HCM stockholders have not approved any of the Merger Transactions, each of the Charter Amendment Proposals and the Exchange Share Issuance after a vote of the stockholders is taken; or

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  if there are final, non-appealable legal restraints preventing the merger and, subject to certain exceptions, the party seeking to terminate the merger agreement has used all commercially reasonable efforts to remove such legal restraints;

  •
  by Walter:
  •
  if HCM fails to include or changes (in a manner adverse to Walter or Spinco) the HCM board recommendation in this proxy statement/prospectus;

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  if HCM breaches its obligations to prepare and file with the SEC a registration statement on Form S-4 in which the proxy statement/prospectus is included and call a special meeting of stockholders as soon as practicable after the signing of the merger agreement to vote upon the merger proposals, unless the primary cause of such breach is Walter's failure to provide information or assistance to HCM with respect to the preparation and filing of the registration statement;

  •
  if HCM breaches its obligations not to, without written consent of Walter, JWHHC and Spinco, invite Taberna to acquire or attempt to acquire shares of HCM common stock or attempt to otherwise influence or control HCM prior to the earlier to occur of (i) the closing of the merger, (ii) the public announcement of the termination of the merger agreement in accordance with its terms and (iii) the termination of the merger agreement in accordance with its terms;

    •
    if Walter, JWHHC and Spinco are not in material breach of the terms of the merger agreement and HCM has breached or failed to perform in any material respect a representation, warranty, covenant or other agreement contained in the merger agreement, resulting in a failure of a condition to Walter's obligation to effect the merger, and the breach cannot be cured by or has not been cured within 30 days of notice of such breach (with termination to occur on 30 days' notice to HCM); or

    •
    if the HCM stockholders have not approved the Plan Amendment at the special meeting after a vote of the stockholders is taken;

  •
  by HCM:
  •
  if, prior to obtaining stockholder approval of the Merger Transactions, HCM receives an acquisition proposal and its board of directors concludes that such proposal constitutes a superior proposal. However, if HCM terminates the merger agreement under this circumstance it will have to pay a termination fee (described below) and further it must concurrently enter into a definitive, legally binding agreement with respect to such superior proposal; or

  •
  if HCM is not in material breach of the terms of the merger agreement and Walter, JWHHC or Spinco has breached or failed to perform in any material respect a representation, warranty, covenant or other agreement contained in the merger agreement, resulting in a failure of a condition to HCM's obligation to effect the merger, and the breach cannot be cured or has not been cured within 30 days of notice of such breach (with termination to occur on 30 days' notice to Walter).

        Walter will pay HCM a break-up fee of $2 million if Walter unilaterally terminates the merger agreement for the limited reasons specified in the merger agreement. If HCM unilaterally terminates the merger agreement for the limited reasons specified in the merger agreement, HCM will pay Walter a break-up fee of $3 million. For more information, see "The Merger Agreement—Termination of the Merger Agreement" and "—Effect of Termination" beginning on pages 116 and 117, respectively of this proxy statement/prospectus.

Directors and Executive Management Following the Merger

        Following the merger, the board of directors of the Surviving Corporation will be comprised of seven directors divided as nearly equally as possible into three classes, with six directors designated by Spinco and one director designated by HCM, who is John A. Burchett, HCM's current Chairman, President and Chief Executive Officer. Michael T. Tokarz, the Chairman of Walter, Mark J. O'Brien, currently the Chairman and Chief Executive Officer of Spinco and a director of Walter, Denmar J. Dixon and William J. Meurer, each a member of JWHHC's board of managers, Shannon E. Smith and Ellyn L. Brown will be Spinco's six designees. Mr. O'Brien will serve as the Chairman and Chief Executive Officer of the Surviving Corporation, Charles E. Cauthen, currently President of WMC, will become the Surviving Corporation's President and Chief Operating Officer and Kimberly Perez, currently Executive Vice President and Chief Financial Officer of WMC, will become Chief Financial Officer of the Surviving Corporation. Mr. Burchett and Irma N. Tavares, HCM's current Chief Operating Officer, Managing Director and a director, will each serve in a senior management position at the Surviving Corporation or one or more of its subsidiaries with an initial focus on generating fee income through HCP-2, HCM's principal taxable REIT subsidiary. For a more complete discussion of the directors and management, see "The Merger—Interests of Certain Persons in the Merger" and "Management of the Surviving Corporation," beginning on pages 71 and 201, respectively of this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences of the Spin-off, the Taxable Dividend, the Merger and the Ownership of Surviving Corporation Common Stock

        The merger is conditioned upon the receipt by (A) Walter of the IRS Rulings, (B) Walter of an opinion of PwC as to the satisfaction of certain requirements necessary for the spin-off to obtain tax-free treatment under Section 355 of the Code on which the IRS will not rule, (C) each party of opinions of counsel that the merger will qualify as a tax-free reorganization under the Code and (D) Walter and Spinco of an opinion of Sonnenschein Nath & Rosenthal LLP relating to HCM's REIT qualification since 1997 until immediately prior to the closing of the merger and an opinion of Simpson Thacher & Bartlett LLP that the Surviving Corporation's proposed method of operation will enable it to continue to meet the requirements for qualification as a REIT for taxable year 2009 and thereafter. If the IRS Rulings and these opinions are issued and assuming that the spin-off qualifies as a tax-free transaction under Section 355 of the Code:

  •
  no gain or loss will generally be recognized by a Walter stockholder as a result of the receipt of Spinco Interests in the spin-off;

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  no gain or loss will generally be recognized by Walter in the spin-off; and

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  no gain or loss will generally be recognized in the merger by HCM, Spinco, an HCM stockholder or a Walter stockholder (except with respect to cash received by such holders in lieu of a fractional share of Surviving Corporation common stock).

        In addition, immediately prior to the merger, Spinco will pay a taxable dividend to Walter stockholders, by virtue of their receipt of Spinco Interests in the spin-off, in the form of cash and Spinco Interests as per the election described under "The Transactions—The Spin-off, Taxable Dividend and Merger—Manner of Effecting the Pre-Merger Taxable Dividend."

        For a more complete description of the U.S. federal income tax consequences of the spin-off, the taxable dividend, the merger and the ownership of Surviving Corporation common stock, see "Material U.S. Federal Income Tax Consequences" beginning on page 76 of this proxy statement/prospectus. The tax consequences to you may depend on your own situation. In addition, you may be subject to state, local or foreign tax laws that are not addressed in this proxy statement/prospectus. You are urged to consult with your own tax advisor for a full understanding of the tax consequences to you of the spin-off, the taxable dividend, the merger and the ownership of Surviving Corporation common stock.

Accounting Treatment of the Merger

        The merger will be accounted for as an acquisition by Spinco of HCM under the purchase method of accounting in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 141R, Business Combinations.

No Appraisal Rights

        Under the General Corporation Law of the State of Delaware, the holders of Walter common stock do not have appraisal rights in connection with the spin-off or merger; under the Delaware Limited Liability Company Act, no member of Spinco has appraisal rights in connection with the spin-off or merger; and, under the Maryland General Corporation Law ("MGCL"), the holders of HCM common stock do not have appraisal rights in connection with the merger. For more information, see "The Transactions—No Appraisal Rights," beginning on page 75 of this proxy statement/prospectus.

Voting Agreement

        In connection with the execution of the original merger agreement, Walter, JWHHC and HCM entered into a voting agreement, assigned by JWHHC to Spinco on February 6, 2009, with John A. Burchett, HCM's Chairman, President and Chief Executive Officer, Irma N. Tavares, HCM's Chief Operating Officer, Managing Director and a director, and the Amster Parties that requires each of them to appear at the special meeting or otherwise cause their stock to be counted as present for purposes of satisfying quorum requirements and to vote their shares of common stock in favor of each of the proposals described in this proxy statement/prospectus. Collectively, these stockholders hold approximately 10.1% of the shares of common stock of HCM outstanding as of January 31, 2009.

Comparison of Rights of Stockholders Before and After the Spin-off and Merger

        As a condition to the consummation of the merger and the exchange transactions, the charter and bylaws of HCM and, as a result of the merger, of the Surviving Corporation, will be in the form attached as Annexes C and D, respectively, to this proxy statement/prospectus and incorporated by reference herein. Although there are substantial similarities between the current charter and bylaws of HCM and the charter and bylaws of HCM and the Surviving Corporation required to be in effect at the effective time of the merger, several differences do exist. A summary of the material differences between the rights of HCM stockholders before and after the Charter Amendment and the merger is set forth under the heading "Comparison of the Rights of HCM Stockholders Before and After the Spin-off and Merger" beginning on page 245 of the proxy statement/prospectus.

Additional Agreements Relating to the Spin-Off and Merger

        Walter and Spinco will enter into agreements that will govern the spin-off and various interim and on-going relationships between Walter and the Surviving Corporation, as the successor to Spinco, including, among others:

  •
  the Transition Services Agreement;

  •
  the Trademark License Agreement;

  •
  the Tax Separation Agreement; and

  •
  the Joint Litigation Agreement.

        In addition, Walter, JWHHC and Spinco will enter into such agreements as may be required to ensure that the assets representing Walter's Financing business are acquired from JWHHC by Walter and contributed to Spinco prior to the date of the spin-off.

Matters to be Considered at the Special Meeting

        HCM stockholders will be asked to vote on the following proposals:

  •
  A proposal to approve the Second Amended and Restated Agreement and Plan of Merger, dated as of February 6, 2009, as amended on February 17, 2009, among Walter, Spinco and HCM, the merger of Spinco into HCM and the other transactions contemplated by the merger agreement, including the issuance of Surviving Corporation common stock in connection with the merger;

  •
  Each of the following Charter Amendment Proposals to amend HCM's charter to:

          a.     reduce the stockholder vote required to amend certain provisions relating to restrictions on transfer and ownership of stock;

          b.     permit the board of directors to terminate HCM's REIT status without stockholder approval;

          c.     eliminate the stockholders' power to amend the bylaws;

          d.     modify provisions relating to stockholder action by written or electronic consent;

          e.     eliminate excess stock;

          f.      eliminate appraisal rights of HCM's stockholders except under certain limited circumstances;

          g.     modify the restrictions on actual and constructive ownership (whether acquired by transfer or otherwise) of HCM stock; and

          h.     make certain other amendments to HCM's charter

    which, if all are approved, will result in the amendment and restatement of HCM's charter as set forth in the Articles of Amendment and Restatement attached as Annex C to this proxy statement/prospectus;

  •
  A proposal to approve the issuance of HCM common stock pursuant to the exchange agreement, dated as of September 30, 2008, as amended on February 6, 2009, with the Amster Parties;

  •
  A proposal to approve an amendment to HCM's 1999 Equity Incentive Plan to increase the total number of shares of HCM common stock that may be issued thereunder from 550,710 to 3,000,000;

  •
  A proposal to approve the 2009 Incentive Plan of HCM; and

  •
  Any motion that may properly be brought before the special meeting to adjourn the special meeting to a later date or dates, to solicit additional proxies in favor of any or all of the foregoing proposals.

        Completion of the Exchange Share Issuance and the Merger Transactions and effectiveness of the Charter Amendment and the Plan Amendment are conditioned on approval of the first eleven proposals listed above, including the approval of all of the Charter Amendment Proposals, and the approval of each such proposal is a condition to the obligations of Walter and Spinco to effect the merger. Approval of the 2009 Incentive Plan is not a condition to the obligations of Walter and Spinco to effect the merger, but if any of the first eleven proposals listed above are not approved at the special meeting and the merger cannot be effected, the proposal to approve the 2009 Incentive Plan will not be presented at the special meeting.

        The HCM board of directors recommends that HCM stockholders vote FOR the proposals set forth above, as more fully described under "The HCM Special Meeting" beginning on page 254 of this proxy statement/prospectus.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF HCM

        The following tables set forth summary historical consolidated financial data of HCM. The income statement data for the years ended December 31, 2005, 2006 and 2007, and balance sheet data as of December 31, 2006 and 2007, are derived from our audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The income statement data for the nine month periods ended September 30, 2007 and 2008 are derived from the unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and in management's opinion include all adjustments, consisting only of normal recurring adjustments, that are considered necessary for a fair presentation of the results of operations and financial position for these periods and as of such dates.

        The historical results are not necessarily indicative of results to be expected in any future period, and the income statement data for the nine month period ended September 30, 2008 should not be considered indicative of results expected for the full fiscal year. This information is only a summary, and you should read the tables below in conjunction with HCM's historical consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations of HCM" beginning on page 144 of this proxy statement/prospectus. You should also read this information in conjunction with "Unaudited Pro Forma Condensed Combined Financial Information of the Surviving Corporation" beginning on page 248 of this proxy statement/prospectus. The amounts in the tables below are in thousands, except share and per share data.

	For the nine months ended September 30, (unaudited)				For the year ended December 31,
(In thousands, except share and per share data)	2008		2007		2007		2006	2005	2004(a)		2003(a)
Operating revenues of continuing operations		$(963)		$(35,277)		$(70,169)	$11,859	$15,269		$21,982		$20,933
Operating expenses of continuing operations		$11,405		$7,800		$10,664	$13,913	$15,008		$14,503		$13,244
Equity in income of unconsolidated affiliates		$85		$82		$110	$110	$(165)		$445		$1
Minority interest in income of consolidated affiliate	$		$		$		$5	$57	$		$
Income tax provision (benefit)	$		$		$		$12	$2		$(26)		$444
Income (loss) from continuing operations		$(12,283)		$(42,995)		$(80,723)	$(1,951)	$151		$7,950		$7,246
Basic and diluted income (loss) per common share from continuing operations:
Income (loss)—Basic		$(1.42)		$(5.19)		$(9.77)	$(0.23)	$0.02		$0.96		$1.25
Income (loss)—Diluted		$(1.42)		$(5.19)		$(9.77)	$(0.23)	$0.02		$0.95		$1.22
Weighed average shares outstanding—Basic		8,633,759		8,142,470		8,265,194	8,358,433	8,443,744		8,288,405		5,815,126
Weighed average shares outstanding—Diluted		8,633,759		8,142,470		8,265,194	8,358,433	8,460,903		8,344,741		5,943,962
Cash flow data from continuing operations:
Net cash provided by (used in) operating activities		$22,049		$70,472		$69,475	$(17,850)	$7,880		$(86,164)		$1,788
Net cash provided by (used in) investing activities		$1,154		$11,811		$12,246	$(25,904)	$(26,925)		$26,544		$(3,036)
Net cash provided by (used in) financing activities		$(29,818)		$(90,141)		$(90,950)	$26,771	$28,904		$45,506		$23,230

(a)
Not covered by report of independent registered certified public accountants in this proxy statement/prospectus.

 HCM Balance Sheet Data
(in thousands)

	September 30, (unaudited)		December 31,
	2008	2007	2007	2006	2005(a)	2004(a)	2003(a)
Total assets	$14,239	$170,225	$135,188	$304,269	$272,187	$242,138	$188,991
Total repurchase agreements	$—	$107,256	$108,854	$193,247	$154,268	$130,102	$55,400
Total liability to subsidiary trust	$41,239	$41,239	$41,239	$41,239	$41,239	$—	$—

(a)
Not covered by report of independent registered certified public accountants in this proxy statement/prospectus.

 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF SPINCO

        The following tables set forth the selected historical consolidated financial data of Spinco and its predecessors and are provided to assist you in your analysis of the financial aspects of the merger. JWHHC was formed on May 31, 2006 to hold Walter's Financing and Homebuilding businesses. The Financing business historically obtained substantially all of its portfolio from the origination of notes by the Homebuilding business. On May 1, 2008, this internal financing option was discontinued and on September 30, 2008 Walter committed to a plan to sell or otherwise separate the Homebuilding business from JWHHC. Thus, the Homebuilding business is reported as discontinued operations in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Spinco was formed on February 3, 2009. Prior to the spin-off, Walter intends to acquire from JWHHC, and contribute to Spinco, each of the subsidiaries and other assets of JWHHC comprising Walter's Financing business that are to be owned by Spinco at the time of the spin-off. The subsidiaries and assets that Spinco will own at the time of the spin-off will include all assets of Walter Mortgage Company LLC ("WMC"), Best and the active property insurance program of Cardem, which will be transferred to Walter Investment Reinsurance Co. Ltd., a newly-formed Bermuda captive insurance company, prior to the spin-off. As a result, the consolidated financial position, results of operations and cash flows of Spinco at the time of the spin-off will be substantially the same as those of JWHHC. See Note 1 of "Notes to Consolidated Financial Statements" of JWH Holding Company, LLC and subsidiaries beginning on page F-8 of this proxy statement/prospectus. The following selected financial data should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations of Spinco" and its financial statements and the related notes to those statements included elsewhere in this proxy statement/prospectus. The selected consolidated financial data of Spinco as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 have been derived from JWHHC and its predecessors' audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The selected consolidated financial data of Spinco as of December 31, 2005, 2004 and 2003 and for the years ended December 31, 2004 and 2003 have been derived from JWHHC and its predecessors' unaudited consolidated financial statements which have not been included in this proxy statement/prospectus. The following selected financial data is derived from financial statements that include the Homebuilding business as a discontinued operation as a result of the decision made in September 2008 to sell or otherwise separate the Homebuilding business from JWHHC prior to the spin-off, the merger and the various other transactions described in this proxy statement/prospectus. You should not take historical results as necessarily indicative of the results that may be expected for any future period.

        The selected consolidated financial data of Spinco as of and for the nine months ended September 30, 2008 and 2007 have been derived from JWHHC's unaudited consolidated condensed financial statements. In the opinion of management, the unaudited interim financial statements include all adjustments (consisting of normal recurring adjustments) that are necessary for a fair presentation of such financial statements. The results for the nine months ended September 30, 2008 are not necessarily indicative of results that may be expected for the entire fiscal year.

Statement of Operations Data
(dollars in thousands)

	For the nine months ended September 30,		For the year ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(Unaudited)		(Audited)			(Unaudited)
Total net revenues	$154,012	$162,896	$216,243	$219,080	$225,946	$239,490	$237,040
Claims expense	8,654	6,178	6,754	6,738	16,120	11,284	8,178
SG&A	21,883	23,590	31,414	31,528	33,242	37,384	33,757

Provision for losses on instalment notes	12,934	8,756	13,889	9,063	10,724	11,629	15,660
Interest and amortization of debt expense	78,432	89,511	119,102	118,742	122,004	127,273	129,344
Other interest expense	1,118	880	1,433	1,031	880	590	578
Related party corporate charges	2,603	2,763	3,683	3,196	3,148	498	548
Interest rate hedge ineffectiveness	16,981	—	—	—	—	—	—
Goodwill impairment charges	12,291	—	—	—	—	—	—

Total costs and expenses	154,896	131,678	176,275	170,298	186,118	188,658	188,065
Income (loss) from continuing operations(1)	$(271)	$19,705	$25,111	$30,453	$25,606	$32,894	$31,660
Income (loss) from continuing operations per unit	$(271)	$19,705	$25,111	$30,453	$25,606	$32,894	$31,660
Units used in the per unit calculation(2)	1	1	1	1	1	1	1

(1)
During the nine months ended September 30, 2008, Spinco recorded a $17.0 million interest rate hedge ineffectiveness charge, a $12.3 million goodwill impairment charge and a $3.9 million provision for estimated hurricane insurance losses.

(2)
During the second quarter of 2006, Spinco's existing units were contributed by Walter upon the formation of Spinco in exchange for one member unit. Therefore, the earnings per unit for all periods presented was determined using one unit, which is the capital structure subsequent to the formation of Spinco.

Spinco Balance Sheet Data
(in thousands)

	September 30,		December 31,
	2008	2007	2007	2006	2005	2004	2003
	(Unaudited)			(Audited)		(Unaudited)
Total assets	$1,970,773	$2,051,540	$2,049,520	$2,027,689	$2,010,125	$2,062,875	$2,123,873
Total mortgage-backed/asset-backed notes(1)	$1,402,234	$1,738,273	$1,706,218	$1,736,706	$1,727,329	$1,763,827	$1,829,898

(1)
During the second quarter of 2008, Spinco repaid all outstanding borrowings and terminated the Mid-State Trust IX and Mid-State Trust XIV mortgage warehouse facilities, which were due to expire in July 2008 and October 2008, respectively, using $214.8 million of funds provided by Walter.

Spinco Selected Quarterly Financial Data

(Unaudited)

(dollars in thousands)

	2008
	Third Quarter	Second Quarter	First Quarter
Total net revenues	$50,186	$51,722	$52,104
Income (loss) from continuing operations(1)	(2,068)	3,941	(2,144)
Loss from discontinued operations	(17,594)	(5,297)	(12,910)

Net loss	$(19,662)	$(1,356)	$(15,054)

Income (loss) per unit:
Income (loss) from continuing operations(1)	$(2,068)	$3,941	$(2,144)
Loss from discontinued operations	(17,594)	(5,297)	(12,910)

Net loss per unit	$(19,662)	$(1,356)	$(15,054)
Units used in the per unit calculation(2)	1	1	1

	Year Ended December 31, 2007
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total net revenues	$53,347	$54,104	$55,045	$53,747
Income from continuing operations	5,406	6,348	7,292	6,065
Loss from discontinued operations	(6,082)	(3,891)	(3,592)	(7,920)

Net income (loss)	$(676)	$2,457	$3,700	$(1,855)

Income (loss) per unit:
Income from continuing operations	$5,406	$6,348	$7,292	$6,065
Loss from discontinued operations	(6,082)	(3,891)	(3,592)	(7,920)

Net income (loss) per unit	$(676)	$2,457	$3,700	$(1,855)
Units used in the per unit calculation(2)	1	1	1	1

	Year Ended December 31, 2006
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total net revenues:	$53,300	$54,586	$55,820	$55,374
Income from continuing operations	7,226	8,675	7,941	6,611
Loss from discontinued operations	(9,376)	(4,185)	(8,141)	(9,022)

Net income (loss)	$(2,150)	$4,490	$(200)	$(2,411)

Income (loss) per unit:
Income from continuing operations	$7,226	$8,675	$7,941	$6,611
Loss from discontinued operations	(9,376)	(4,185)	(8,141)	(9,022)

Net income (loss) per unit	$(2,150)	$4,490	$(200)	$(2,411)
Units used in the per unit calculation(2)	1	1	1	1

(1)
During the three months ended March 31, 2008, Spinco recorded a $17.0 million interest rate hedge ineffectiveness charge. During the three months ended September 30, 2008, Spinco recorded a $12.3 million goodwill impairment charge and a $3.9 million provision for estimated hurricane insurance losses.

(2)
During the second quarter of 2006, Spinco's existing units were contributed by Walter upon the formation of Spinco in exchange for one member unit. Therefore, earnings per unit for each period presented was determined using one unit, which is the capital structure subsequent to the formation of Spinco.

 SUMMARY UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA OF THE SURVIVING CORPORATION

        The following unaudited pro forma statement of operations data for the nine months ended September 30, 2008 and the year ended December 31, 2007 reflect the merger as if it had occurred on the first day of each period presented. The following unaudited pro forma balance sheet data at September 30, 2008 reflects the merger as if it had occurred on that date. Such pro forma financial data is based on the historical financial statements of HCM and JWHHC, and gives effect to (1) JWHHC's transfer of the assets comprising Walter's Financing business to Walter and the subsequent contribution of those assets to Spinco, (2) establishment of a new captive insurance business in Walter Investment Reinsurance Co. Ltd. containing certain assets of Cardem, which assets will be transferred to Spinco in connection with the transfer of Walter's Financing business assets, and (3) the merger under the purchase method of accounting for business combinations. As a result, the pro forma financial information is based on certain assumptions and adjustments, including assumptions relating to the consideration paid and the allocation thereof to the assets and liabilities of HCM based on preliminary estimates of their fair value. The following should be read in connection with the section titled "Unaudited Pro Forma Condensed Combined Financial Information of the Surviving Corporation", beginning on page 248 of this proxy statement/prospectus.

	Pro Forma Combined (Unaudited) As of and for the
	Nine Months Ended September 30, 2008		Year Ended December 31, 2007
	(dollars in thousands)
Statement of Operations data:
HCM:
Total net revenue	$13,133		$(50,945)
SG&A	10,339		10,264
Interest and amortization of debt expense	11,245		15,570

HCM net loss	(8,451)		(76,779)

Spinco:
Total net revenue	153,038		213,131
Claims expense	7,727		4,544
SG&A	28,722		38,878
Provision for losses on installment notes	12,934		13,889
Interest and amortization of debt expense	78,435		119,344
Related party corporate charges	2,603		3,683
Interest rate hedge ineffectiveness	16,981		—
Goodwill impairment charges	12,291		—

Spinco net income (loss)	(6,655	)(1)	32,793

Combined net loss	$(15,106)		$(43,986)

Average number of common shares outstanding—basic	19,871		19,871
Average number of common shares outstanding—diluted	19,871		19,871
Loss per common share
Basic	$(0.76)		$(2.21)
Diluted	$(0.76)		$(2.21)
Balance Sheet data:
Cash and cash equivalents	$1,943		$10,379
Total assets	$1,934,559		$2,101,704
Long-term debt	$1,405,377	(2)	$1,710,253
Total stockholders' equity	$385,175	(2)	$148,746

(1)
Spinco's pro forma net loss includes a $17.0 million interest rate hedge ineffectiveness charge, a $12.3 million goodwill impairment charge and a $3.9 million provision for estimated hurricane insurance losses.

(2)
During the nine months ended September 30, 2008, Walter provided Spinco $214.8 million to payoff and terminate its warehouse facilities.

 COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE INFORMATION

        The following unaudited pro forma combined per share information for the nine months ended September 30, 2008 and the year ended December 31, 2007 reflect the merger as if it had occurred on the first day of each period presented. Such pro forma financial data is based on the historical financial statements of HCM and JWHHC, and gives effect to (1) JWHHC's transfer of the assets comprising Walter's Financing business to Walter and the subsequent contribution of those assets to Spinco, (2) establishment of a new captive insurance business in Walter Investment Reinsurance Co. Ltd. containing certain assets of Cardem, which assets will be transferred to Spinco in connection with the transfer of Walter's Financing business assets, and (3) the merger under the purchase method of accounting for business combinations. As a result, the pro forma financial information is based on certain assumptions and adjustments as discussed in and should be read in connection with the section entitled "Unaudited Pro Forma Condensed Combined Financial Information of the Surviving Corporation", beginning on page 248 of this proxy statement/prospectus.

Hanover Historical Per Share Data:

	As of and for the
	Nine Months Ended September 30, 2008	Year Ended December 31, 2007
Loss per common share—basic	$(1.42)	$(9.68)
Loss per common share—diluted	(1.42)	(9.68)
Cash dividends	—	—
Book value (deficit) per common share—basic	(4.39)	(3.10)

Spinco Historical Per Unit Data (in thousands):

	As of and for the
	Nine Months Ended September 30, 2008	Year Ended December 31, 2007
Net income (loss) per unit—basic	$(36,072)	$3,626
Net income (loss) per unit—diluted	(36,072)	3,626
Cash dividends	—	—
Book value (deficit) per unit—basic	135,884	(75,731)

Unaudited Pro Forma Combined Per Share Data:

	As of and for the
	Nine Months Ended September 30, 2008	Year Ended December 31, 2007
Loss per common share—basic	$(0.76)	$(2.21)
Loss per common share—diluted	(0.76)	(2.21)
Cash dividends	—	—
Book value per common share—basic	19.39	7.49

MARKET PRICES AND DIVIDENDS AND OTHER DISTRIBUTIONS

        HCM common stock currently trades on the NYSE Alternext under the symbol "HCM." On September 29, 2008, the last trading day before the announcement of the signing of the original merger agreement, the last sale price of HCM common stock reported by the NYSE Alternext was $0.17 per share. On February 12, 2009, the last practicable trading day for which information is available as of the date of this proxy statement/prospectus, the last sale price of HCM common stock reported by the NYSE Alternext was $0.19 per share. As of January 31, 2009, there were 144 record holders, and approximately 5,000 beneficial owners of HCM's common stock. The following table sets forth the high and low closing sale prices of HCM common stock for the periods indicated.

	Year ending December 31, 2008		Year ending December 31, 2007		Year ending December 31, 2006
	High	Low	High	Low	High	Low
1st Quarter	$0.87	$0.37	$5.55	$3.31	$7.20	$4.34
2nd Quarter	$0.50	$0.16	$4.95	$3.91	$6.50	$5.00
3rd Quarter	$0.27	$0.08	$4.80	$1.20	$7.09	$5.25
4th Quarter	$0.55	$0.08	$2.15	$0.36	$6.64	$4.85

        The following table shows the dividends that have been declared on HCM's common stock during 2008, 2007 and 2006:

Year ending December 31, 2008	Cash Dividends Declared Per Share
1st Dividend	$0.00
2nd Dividend	$0.00
3rd Dividend	$0.00
4th Dividend	$0.00

Year ending December 31, 2007
1st Dividend	$0.15
2nd Dividend	$0.00
3rd Dividend	$0.00
4th Dividend	$0.00

Year ending December 31, 2006
1st Dividend	$0.20
2nd Dividend	$0.20
3rd Dividend	$0.15
4th Dividend	$0.15

        Market price data for Spinco has not been presented as Spinco's units do not trade separately from Walter's common stock. HCM's dividend policy is to pay quarterly dividends and other distributions to its stockholders of all or substantially all of its REIT taxable income in each year in order to qualify for the tax benefits accorded to a REIT under the Code. For more information on HCM's dividend policy and the expected dividend policy of the Surviving Corporation following the merger, see "The Merger—Dividend Policy of HCM and the Surviving Corporation" beginning on page 75 of this proxy statement/prospectus.

 RECENT DEVELOPMENTS

Walter's Financing Business

        On February 16, 2009, Walter announced that its Financing business reported fourth quarter revenues of $48.7 million, compared to $56.8 million in the prior-year period. Walter disclosed that revenues decreased primarily on lower payment income resulting from a lower portfolio balance. For the year ended December 31, 2008, the Financing business reported revenues of $202.7 million, compared to revenues of $219.7 million in 2007.

        Walter's Financing business reported operating income of $8.1 million in the fourth quarter of 2008, compared to operating income of $14.7 million in the fourth quarter of 2007. Operating income declined primarily due to lower revenues and increased provision for loan losses, partially offset by lower interest expense on mortgage-backed/asset-backed notes. The Financing business reported operating income of $11.0 million for the year ended December 31, 2008, down from $49.6 million for the year ended December 31, 2007.

        Delinquencies on the Financing business mortgage portfolio were 5.4% at Dec. 31, 2008, compared to 4.6% at Dec. 31, 2007.

        Walter's earnings report, including the information summarized above, presents the Financing business as an operating segment of Walter. Therefore, the results of the Financing business reflected in Walter's earnings report do not reflect potential standalone adjustments that may be required at the JWHHC level.

RISK FACTORS

        In addition to the general investment risks and other information included in this document, including the matters addressed in "Special Note Regarding Forward-Looking Statements" beginning on page 49 of this proxy statement/prospectus, you should carefully consider the matters described below. Additional risks and uncertainties not currently known or that are currently deemed to be immaterial may also materially and adversely affect the Surviving Corporation's business operations or the price of the Surviving Corporation common stock following completion of the merger.

Risks Relating To the Spin-Off and the Merger

The calculation of the merger consideration will not be adjusted if the value of the business or assets of Spinco declines before the merger is completed. As a result, at the time you vote on the merger you will not know what the value of the Surviving Corporation common stock will be following completion of the merger.

        The calculation of the number of shares of Surviving Corporation common stock to be issued pursuant to the merger will not be adjusted in the event the value of Spinco immediately prior to the effective time of the merger declines. If the value of this business declines after the HCM stockholders approve the Merger Transactions, the market price of the common stock of the Surviving Corporation following completion of the merger will be less than HCM stockholders anticipated when they voted to approve the proposals. While HCM will not be required to consummate the merger upon the occurrence of any event or circumstance that has, or could reasonably be expected to have, a material adverse effect on Spinco, neither Walter nor HCM will be permitted to terminate the merger agreement or resolicit the vote of HCM stockholders because of any changes in the value of Spinco or the market price of its common stock that does not rise to the level of a material adverse effect (as defined in the merger agreement) on Spinco.

Failure to complete the merger could lead to the inability of HCM to continue as a viable entity.

        Due to unprecedented turmoil in the mortgage and capital markets during 2007 and 2008, HCM incurred a significant loss of liquidity over a short period of time. HCM also experienced a net loss of approximately $12.3 million and $80 million for the nine months ended September 30, 2008 and the year ended December 31, 2007, respectively, and its current operations are not cashflow positive. If the spin-off and merger do not occur, additional sources of capital would be required for HCM to generate positive cashflow and continue operations. These events have raised substantial doubt about HCM's ability to continue as a viable entity. Moreover, satisfaction or waiver of all conditions precedent to consummate the merger is a condition to closing under the exchange agreements with the Amster Parties and with Taberna. If the merger does not occur, the closings under the exchange agreements will not occur, and HCM will be required to pay to each of Taberna and the Amster Parties approximately $2.4 million of interest as of January 31, 2009, under the existing trust preferred securities agreements. We cannot assure you that HCM will be able to make such required payments.

        In addition, if the merger agreement is terminated and the merger does not occur, it is expected that JWHHC (or Spinco as anticipated assignee of JWHHC's rights thereunder prior to the spin-off) will exercise its right under the amended and restated loan and security agreement with HCM to demand repayment of all amounts owed by HCM to JWHHC (or Spinco) thereunder and, if HCM does not pay all amounts borrowed pursuant to the REIT loan facility, to exercise its right under the amended and restated loan and security agreement and the related securities account control agreement to foreclose upon all of the assets purchased by HCM with the proceeds of its borrowings under the REIT loan facility, which assets are held in a collateral account securing HCM's obligations to JWHHC (or Spinco) under the REIT loan facility. As of January 31, 2009, HCM owed JWHHC $2.9 million in principal, including $2.3 million under the REIT loan facility and $600,000 under one of the two unsecured loan facilities provided for by the amended and restated loan and security agreement, and approximately $30,163 in accrued interest under the amended and restated loan and security agreement. In such event, HCM may not have sufficient assets or access to financing to, among other things, maintain its qualification as a REIT. See "Additional Agreements Between HCM, Walter, JWHHC, Spinco and Their Affiliates—Loan and Security Agreement" beginning on page 125 of this proxy statement/prospectus.

The NYSE Alternext (formerly the American Stock Exchange) has notified HCM that it is not in compliance with its continued listing criteria. If HCM is delisted by the NYSE Alternext, the price and liquidity of its stock will be negatively affected.

        On April 8, 2008, HCM received notice from the AMEX Staff indicating that HCM was not in compliance with (1) Section 1003(a)(i) of the AMEX Company Guide due to stockholders' equity of less than $2,000,000 and losses from continuing operations and net losses in two out of HCM's three most recent fiscal years, and (2) Section 1003(a)(iv) of the AMEX Company Guide in that HCM has sustained losses which are so substantial in relation to its overall operations or existing financial resources, or its financial condition has become so impaired, that it appears questionable, in the opinion of the AMEX, as to whether HCM will be able to continue operations and/or meet its obligations as they mature. HCM was afforded the opportunity to submit a plan of compliance and, on May 8, 2008, submitted its plan to the AMEX. The AMEX did not, at that time, accept HCM's plan, and HCM appealed its decision with a scheduled hearing date of August 26, 2008. In support of its position, HCM submitted to the AMEX on a confidential basis, certain supplemental materials in advance of such hearing date. Such supplemental materials included the then most recent draft of the merger agreement and other documents related to the merger with Spinco. Based on those supplemental materials, the AMEX notified HCM on August 25, 2008 that it was cancelling the hearing and granting HCM an extension to regain compliance with the continued listing standards. Currently, HCM is subject to periodic review by the AMEX staff during the extension period. Failure to make progress consistent with the plan and to achieve certain milestones, the Surviving Corporation meeting the continued listing standards of the AMEX or a failure to regain compliance with the continued listing standards by the end of the extension period could result in HCM's stock being delisted from the AMEX. On November 21, 2008, HCM requested an extension of the December 31, 2008, milestone date established to complete the merger. On December 22, 2008, the NYSE Alternext staff contacted HCM's counsel and indicated informally that its Compliance Plan Review Committee had approved an extension through February 27, 2009, which extension was subsequently confirmed in writing in a letter from NYSE Alternext dated January 6, 2009. On February 11, 2009, HCM requested an additional extension to complete the merger in light of the second amendment and restatement of the merger agreement, the amendment of both exchange agreements and the continued progress of HCM, Walter, Spinco and JWHHC toward completion of the merger and related transactions. On October 1, 2008, AMEX merged with the New York Stock Exchange, and all companies formerly trading on AMEX now trade on the NYSE Alternext platform. If its securities are delisted from NYSE Alternext, then it may trade on the Over-the-Counter-Bulletin Board, which is viewed by most investors as a less desirable and less liquid market place. However, HCM cannot assure you that, if its common stock is listed or quoted on such other exchange or system, the market for HCM common stock will be as liquid as it has been on the NYSE Alternext. As a result, if HCM is delisted by NYSE Alternext or it transfers its stock to another exchange or quotation system, the market price for its common stock may become more volatile than it has been historically. Delisting of HCM's stock from NYSE Alternext could make trading its stock more difficult for investors, leading to declines in share price. Delisting of HCM's stock may also make it more difficult and expensive for HCM to raise additional capital.

HCM may incur substantial expenses and payments if the merger does not occur.

        It is possible that the merger may not be completed. The closing of the merger depends on the satisfaction or waiver of specified conditions. Some of these conditions are beyond HCM's control. For example, the closing of the merger is conditioned on approval by HCM's stockholders. If this approval is not received the merger cannot be completed even if all of the other conditions to the merger are satisfied or waived. If the merger is not completed, HCM will have incurred substantial expenses without realizing the expected benefits of the merger. In addition, HCM may also be subject to additional risks if the merger is not completed, including:

  •
  depending on the reasons for termination of the merger agreement, the requirement that HCM pay Walter a termination fee of $3 million;

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  substantial costs related to the merger, such as legal, accounting and financial advisory fees, must be paid regardless of whether the merger is completed;

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  potential disruption to the businesses of HCM and distraction of its workforce and management team; and

  •
  all amounts borrowed under the amended and restated loan and security agreement with JWHHC (or Spinco as anticipated assignee of JWHHC's rights under the amended and restated loan and security agreement prior to the spin-off), plus accrued interest, must be repaid. (See "Additional Agreements Between HCM, Walter, JWHHC, Spinco and Their Affiliates—Loan and Security Agreement" beginning on page 125 of this proxy statement/prospectus).

The merger agreement does not require that the fairness opinion of HCM's financial advisor be updated as a condition to closing the merger.

        The merger agreement does not require that the fairness opinion of HCM's financial advisor, KBW, be updated as a condition to closing the merger, and HCM does not currently intend to request that the opinion be updated. As such, the fairness opinion does not reflect any changes, subsequent to the date of the merger agreement, in the relative values of HCM and Spinco as it is to be constituted prior to the merger. As a result, at the closing of the merger the market price of HCM common stock and the value of Spinco may vary significantly from such market price as of the date of the fairness opinion of the financial advisor.

HCM cannot predict the price range or volatility of the common stock of the Surviving Corporation after the merger.

        From time to time, the market price and volume of shares traded of companies in the sub-prime mortgage finance industry experience periods of significant volatility. Since 2007, the sub-prime mortgage finance markets have experienced historically significant volatility, which may continue after the effective time of the merger. Company-specific issues and developments generally in the sub-prime mortgage industry or the economy may cause this volatility. The market price of the common stock of the Surviving Corporation may fluctuate in response to a number of events and factors, including:

  •
  general economic, market and political conditions;

  •
  availability of debt and equity capital markets;

  •
  quarterly variations in results of operations or results of operations that could be below the expectations of public market analysts and investors;

  •
  changes in financial estimates and recommendations by securities analysts;

  •
  operating and market price performance of other companies that investors may deem comparable;

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  press releases or publicity relating to the Surviving Corporation or its competitors or relating to trends in the Surviving Corporation's markets; and

  •
  sales of common stock or other securities by insiders.

        In addition, broad market and industry fluctuations, as well as investor perception and the depth and liquidity of the market for the common stock of the Surviving Corporation, may adversely affect the trading price of its common stock, regardless of actual operating performance.

        There can be no assurance as to the price at which the common stock of the Surviving Corporation will trade after the distribution date. Until its common stock is fully distributed and an orderly market develops in its common stock, the price at which its common stock trades may fluctuate significantly and may be lower or higher than the price that would be expected for a fully distributed issue.

Sales of a substantial number of shares of the common stock of the Surviving Corporation following the merger may adversely affect its market price and the issuance of additional shares will dilute all other stockholdings.

        Sales or distributions of a substantial number of shares of the common stock of the Surviving Corporation in the public market or otherwise following the merger, or the perception that such sales could occur, could adversely affect the market price of its common stock. After the merger, all of the shares of the common stock of the Surviving Corporation will be eligible for immediate resale in the public market. Investment criteria of certain investment funds and other holders of the common stock of the Surviving Corporation may result in the immediate sale of its common stock after the merger to the extent such stock does not meet their criteria. In addition, to the extent that Walter's common stockholders assign the majority of Walter's market value to its Natural Resources and Sloss segments, such investors may choose to sell the Surviving Corporation's stock. Substantial selling of Surviving Corporation common stock, whether as a result of the merger or otherwise, could adversely affect the market price of its common stock.

If the spin-off does not constitute a tax-free spin-off or the merger does not constitute a tax-free reorganization under the Code, then one or more of Walter, the Surviving Corporation and Walter stockholders may be responsible for the payment of U.S. federal income taxes.

        The spin-off and merger are conditioned upon, among other things, Walter's receipt of a ruling from the IRS to the effect that (among other things) the spin-off would be tax-free to Walter, Spinco and Walter stockholders for U.S. federal income tax purposes under Section 355 of the Code. Although a private letter ruling from the IRS is generally binding upon the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect, then Walter and the Surviving Corporation will not be able to rely on the ruling.

        In addition, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under Section 355 of the Code. Therefore, the spin-off and merger are also conditioned on Walter's receipt of an opinion from PwC as to the satisfaction of these required qualifying conditions for the application to the spin-off of Section 355 of the Code. PwC's tax opinion is not binding on the IRS or the courts. Lastly, the spin-off and merger are conditioned, among other things, on Walter's and Spinco's receipt of an opinion from Simpson Thacher & Bartlett LLP and HCM's receipt of an opinion from Sonnenschein Nath & Rosenthal LLP, each to the effect that the merger will be treated as a tax-free reorganization within the meaning of Section 368 of the Code.

        On February 17, 2009, the merger agreement was amended to eliminate Walter's and Spinco's right to waive the condition to closing relating to receipt by Walter of rulings from the IRS and an opinion from Walter's accountants in respect of the tax-free nature of the spin-off and certain other federal income tax consequences of the spin-off and merger.

        These opinions will rely on, among other things, current law and certain representations and assumptions as to factual matters made by Walter, Spinco and HCM. Any change in applicable law or the failure of any factual representation or assumption to be true and complete in all material respects, could adversely affect the conclusions reached in these opinions. The opinions will not be binding on the IRS or the courts, and the IRS and the courts may not agree with the opinions.

Failure to complete the merger could adversely impact HCM's market price.

        If the merger is not completed for any reason, the price of HCM common stock may decline to the extent that the market price of HCM common stock reflects positive market assumptions that the spin-off and the merger will be completed and the related benefits will be realized.

Some of the directors, officers and stockholders of HCM may have interests in the merger that are different from, or in addition to, the interests of HCM stockholders in general.

        In considering the recommendation of the HCM board of directors to vote to approve the Merger Transactions, the Charter Amendment, the Exchange Share Issuance and the Plan Amendment, HCM stockholders should be aware of potential conflicts of interest of, and of the benefits available to, some of HCM's stockholders, directors and officers. These stockholders, directors and officers may have interests in the merger that are different from, or in addition to, the interests of HCM stockholders in general as a result of, among other things:

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  arrangements for John A. Burchett, currently the Chairman, President and Chief Executive Officer of HCM, to be appointed to the board of directors of the Surviving Corporation in connection with the merger;

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  arrangements for John A. Burchett and Irma N. Tavares, currently the Chief Operating Officer, Managing Director and a director of HCM, to each serve in a senior management capacity at the Surviving Corporation or one or more of its subsidaries with an initial focus on generating fee income through HCP-2 after the merger is completed;

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  arrangements for the retention of Harold McElraft, currently Chief Financial Officer and Treasurer, Suzette Berrios, currently Vice President and General Counsel, and James Strickler, currently Managing Director of HCM; and

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  the voting agreement entered into by the Amster Parties, John A. Burchett and Irma N. Tavares with Walter, Spinco and HCM requiring such stockholders to vote in favor of the Merger Transactions, the Charter Amendment, the Exchange Share Issuance and the Plan Amendment.

        You should read "The Merger—Interests of Certain Persons in the Merger" beginning on page 70 of this proxy statement/prospectus for a more complete description of the interests and benefits listed above.

The merger agreement contains provisions that may discourage other companies from trying to acquire HCM.

        The merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to HCM that might result in greater value to HCM stockholders than the merger. For example, the merger agreement generally prohibits HCM from soliciting any acquisition proposal. In addition, if the merger agreement is terminated by HCM or Walter in circumstances that obligate HCM to pay a termination fee and to reimburse transaction expenses to Walter, HCM's financial condition may be adversely affected as a result of the payment of the termination fee and transaction expenses, which might deter third parties from proposing alternative business combination proposals. You should read "The Merger Agreement—Covenants and Additional Agreements—No Solicitation" beginning on page 109 of this proxy statement/prospectus for a more complete description.

The historical consolidated financial information of JWHHC and Spinco may not be indicative of Spinco's results as an independent company and may not be a reliable indicator of its historical or future results.

        Spinco and JWHHC are each currently a fully integrated part of Walter. Consequently, the financial information of JWHHC and Spinco included in this proxy statement/prospectus does not include all of the expenses that would have been incurred by them had JWHHC and Spinco been separate, stand-alone entities. However, the historical consolidated financial statements include certain costs and expenses that have been allocated to JWHHC or Spinco from Walter. The historical and pro forma financial information of JWHHC or Spinco included in this proxy statement/prospectus may not reflect what the results of operations, financial position and cash flows of them would have been had JWHHC and Spinco been operated as independent companies during the periods presented or be indicative of what the Surviving Corporation's results of operations, financial position and cash flows may be in the future when it is operated as an independent company. This is primarily a result of the following factors:

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  JWHHC's historical financial information reflects allocations for services historically provided by Walter, and it is expected that these allocations will be different from the costs that the Surviving Corporation will incur for these services in the future as a smaller independent company, including with respect to services provided by Walter under any transition services agreement and other commercial service agreements with JWHHC or Spinco. Walter expects that, in some instances, the costs incurred for these services as a smaller independent company will be higher than the share of total Walter expenses allocated to these businesses historically;

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  JWHHC's historical financial information reflects related-party payables and income expense that will be eliminated prior to the transfer of the Financing business assets to Spinco or later as part of the spin-off;

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  JWHHC's historical financial information does not reflect the increased costs associated with being an independent company, including changes that are expected in cost structure, personnel needs, financing and operations as a result of the transfer of the Financing business assets to Spinco or the spin-off of Spinco from Walter; and

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  The historical financial information of JWHHC includes JWH, which will not be a subsidiary of Spinco at the time of the spin-off.

        Walter has advised us that while adjustments based upon available information and assumptions that are believed to be reasonable have been made to reflect these factors, among others, in the historical financial information and in the pro forma financial information for JWHHC and Spinco included in this proxy statement/prospectus, these assumptions may not prove to be accurate and, accordingly, the pro forma information should not be assumed to be indicative of what the financial condition or results of operations actually would have been if JWHHC and Spinco had been operated as independent companies nor to be a reliable indicator of what the financial condition or results of operations of the Surviving Corporation actually may be in the future.

        For additional information about the past financial performance of JWHHC and Spinco and the basis of the presentation of the historical consolidated financial statements, see "Summary Historical Consolidated Financial Data of Spinco," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Spinco" on pages 26 and 183 of this proxy statement/

prospectus, respectively, and the historical financial statements and the accompanying notes in the proxy statement/prospectus.

HCM stockholders will have significantly reduced ownership and voting interest after the merger.

        After the merger's completion, HCM stockholders are expected to own 1.5% of the shares of common stock of the Surviving Corporation outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation issued to Spinco option holders in the merger (after giving effect to the Exchange Share Issuance), with the Amster Parties owning approximately 0.66% and the other HCM stockholders owning approximately 0.84%. Consequently HCM stockholders, as a group, will be able to exercise materially less influence over the management and policies of the Surviving Corporation than they presently exercise over the management and policies of HCM.

Governmental agencies may delay or impose conditions on approval of the merger, which may diminish the anticipated benefits of the merger.

        Completion of the spin-off and merger is conditioned upon the receipt of all material governmental consents, approvals, orders and authorizations, including the receipt by Walter of a ruling from the IRS regarding the tax-free treatment of the spin-off. On February 17, 2009, the merger agreement was amended to eliminate Walter's and Spinco's right to waive the condition to closing relating to receipt by Walter of rulings from the IRS and an opinion from Walter's accountants in respect of the tax-free nature of the spin-off and certain other federal income tax consequences of the spin-off and merger. While Walter and HCM intend to pursue vigorously any and all required governmental approvals and do not know of any reason why such necessary approvals would not be obtained in a timely manner, the requirement to receive these approvals before the spin-off and merger could delay the completion of the spin-off and merger, possibly for a significant period of time after HCM stockholders have approved the proposals required to effectuate the merger at the special meeting. In addition, these governmental agencies may attempt to condition their approval of the merger on the imposition of conditions that could have a material adverse effect on the Surviving Corporation's operating results or the value of the Surviving Corporation common stock after the merger is completed. Any delay in the completion of the merger could diminish the anticipated benefits of the merger or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the transaction. Any uncertainty over the ability of the companies to complete the merger could make it more difficult for HCM, JWHHC and Spinco to retain key employees or to pursue business strategies. In addition, until the merger is completed, the attention of HCM, JWHHC and Spinco management may be diverted from ongoing business concerns and regular business responsibilities to the extent management is focused on matters relating to the transaction, such as obtaining governmental approvals.

Risks relating to the Surviving Corporation's business after the merger.

Because Walter's Financing business has not operated on an independent basis, the future business prospects of the Surviving Corporation could suffer as a result of the separation of Spinco from Walter.

        At the time of the merger, Spinco will consist of Walter's mortgage financing business and certain insurance businesses, all of which were part of the Financing segment of Walter. Until the spin-off, Walter will own all of the outstanding Spinco Interests. The operation of Spinco separate from Walter may place significant demands on the Surviving Corporation's management, operational and technical resources. The future performance of the Surviving Corporation will depend on its ability to function as an independent company comprised of Spinco and HCM's businesses and on its ability to finance and manage expanding operations and to adapt its information systems to changes in its business. Spinco and the Walter Financing business each rely on, and following the merger the Surviving Corporation will rely on, contractual arrangements that require Walter and its affiliates to provide or procure certain critical transitional services and shared arrangements to it such as:

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  certain tax, legal and accounting services;

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  certain human resources services, including benefit plan administration;

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  information technology and communications systems; and

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  insurance.

        We cannot assure you that that after the termination of these arrangements, the Surviving Corporation will be able to provide these services for itself in a cost-effective manner or replace these services and arrangements in a timely manner or on terms and conditions, including service levels and cost, as favorable as those the Walter Financing business has received from Walter and its affiliates. Failure of the Surviving Corporation to provide these services for itself or obtain these services from Walter or another third party on favorable terms or at all could have a material adverse effect on the Surviving Corporation's business, financial condition and results of operations.

The IRS may challenge the Surviving Corporation's status as a REIT, and a court could sustain any such challenge.

        The Surviving Corporation's qualification and taxation as a REIT depends upon its ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income earned by the Surviving Corporation from specified sources, the percentage of the Surviving Corporation's assets that falls within specified categories, the diversity of its stock ownership and the percentage of its earnings that are distributed. No assurance can be given that the actual results of the Surviving Corporation's operations for any particular taxable year will satisfy such requirements. If the Surviving Corporation fails to qualify as a REIT in any taxable year, subject to certain relief provisions, the Surviving Corporation will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. This would significantly reduce both the Surviving Corporation's cash available for distribution to its stockholders and the Surviving Corporation's earnings. If the Surviving Corporation fails to qualify as a REIT, it will not be required to make any distributions to stockholders, and any distributions that are made will not be deductible. Moreover, all distributions to stockholders would be taxable as dividends to the extent of the Surviving Corporation's current and accumulated earnings and profits (as computed for U.S. federal income tax purposes), whether or not attributable to capital gains. The Surviving Corporation also will generally be ineligible to qualify as a REIT for the four taxable years following the year during which qualification was lost. For a discussion of the tax consequences of the Surviving Corporation's failure to qualify as a REIT, see "Material U.S. Federal Income Tax Consequences—The Surviving Corporation's Taxation as a REIT—Failure to Qualify" beginning on page 94 of this proxy statement/prospectus.

The board of directors of the Surviving Corporation will determine the Surviving Corporation's major policies and operations, which increases the uncertainties faced by stockholders of the Surviving Corporation.

        The board of directors of the Surviving Corporation will determine our major policies, including policies regarding REIT qualification and status, financing, growth, debt capitalization, redemptions and distributions. The board of directors of the Surviving Corporation may amend or revise these and other policies, and may revoke our REIT status, without a vote of the stockholders. Our board of directors' broad discretion in setting policies and your inability to exert control over those policies increases the uncertainty and risks you face.

The integration of HCM and Spinco may present significant challenges to the management of the Surviving Corporation which could cause the management to fail to respond effectively to competition facing the business of the Surviving Corporation.

        There is a significant degree of difficulty and management distraction inherent in the process of separating Spinco from Walter and integrating the businesses of HCM and Spinco. These difficulties include:

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  the challenge of separating Spinco from Walter and then integrating HCM's business with Spinco's business while carrying on the ongoing operations of each business;

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  the necessity of coordinating geographically separate organizations;

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  the ability to successfully integrate HCM's information technology systems with Spinco's information technology systems;

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  the challenge of integrating the business cultures of each company, which may prove to be incompatible; and

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  the need to retain key officers and personnel of Spinco and HCM.

        The process of separating and integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the businesses of Spinco or HCM. Members of the senior management of the Surviving Corporation that will be appointed after the merger may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage the business affairs of the Surviving Corporation. One potential consequence of such distractions could be the failure of management to respond to changes in the economy or credit quality of the managed assets of the Surviving Corporation. If the senior management of the Surviving Corporation is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, the Surviving Corporation's business could suffer.

The Surviving Corporation may not realize the anticipated synergies, cost savings and growth opportunities from the merger.

        The success of the merger will depend, in part, on the ability of Spinco and HCM to realize the anticipated synergies, cost savings and growth opportunities from integrating the businesses of HCM with those of Spinco. The Surviving Corporation's success in realizing these synergies, cost savings and growth opportunities, and the timing of this realization, depends on the successful integration of Spinco's and HCM's businesses and operations. Even if the companies are able to integrate their business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, cost savings and growth opportunities that Spinco and HCM currently expect from this integration or that these benefits will be achieved within the anticipated time frame. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated and the benefits from the merger may be offset by costs incurred in integrating the companies. A part of the Surviving Corporation's growth strategy depends on the availability and willingness of third-party loan portfolio owners to outsource servicing of their loan portfolio to it and its ability to successfully integrate that business into Walter's existing Financing business. There can be no assurance that the Surviving Corporation will be able to implement that strategy successfully.

The Surviving Corporation is exposed to increased risks of delinquencies, defaults and losses on mortgages and loans associated with the generally lower credit grade of its borrowers.

        Walter's Financing business specializes in servicing mortgage notes and loans (which we refer to as "mortgage assets") to credit-impaired borrowers who were generally unable to qualify for loans from conventional mortgage sources due to loan size, credit characteristics or other requirements. HCM's mortgage portfolio basically consists of prime mortgage loans. The Surviving Corporation's total portfolio will consist of mortgage notes with a 99.7% concentration in credit-impaired customers. Therefore the Surviving Corporation will be subject to various risks associated with the lower credit customers that it will succeed to from Spinco, including, but not limited to, the risk that these borrowers will not pay the principal and finance charges or interest when due, and that the value received from the sale of the borrower's home in a repossession will not be sufficient to repay the borrower's obligation to the Surviving Corporation. Delinquencies and defaults cause reductions in the interest income and net income of the Surviving Corporation. On September 30, 2008, Walter's Financing business's delinquency rate was 5.0%, the annualized year-to-date default rate (the rate at which accounts are foreclosed upon) was 4.2% and the annualized year-to-date loss rate was 0.85%.

        If delinquency rates and losses are greater than expected:

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  the fair market value of the mortgage assets pledged as collateral for securitized borrowings, and the value of the Surviving Corporation's ownership interest in the securitizations it will succeed to from Spinco, may decline; or

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  the allowances that are established for losses on mortgage assets may be insufficient, which could depress the Surviving Corporation's business, financial condition, liquidity and net income.

        During economic slowdowns or recessions, mortgage and loan delinquencies and defaults generally increase. In addition, significant declines in market values of residences securing mortgages and loans reduce homeowners' equity in their homes. The limited borrowing power of potential customers increases the likelihood of delinquencies, defaults and credit losses on foreclosure. Many of the Surviving Corporation's borrowers will have limited access to consumer financing for a variety of reasons, including a relatively high level of debt service, lower credit scores, higher loan-to-value ratios of the mortgage assets, past credit write-offs, outstanding judgments or prior bankruptcies. As a result, the actual rate of delinquencies, repossessions and credit losses on the Surviving Corporation's loans may often be higher under adverse economic conditions than those experienced in the mortgage loan industry in general.

        Approximately 2% of the Walter Financing business mortgage portfolio is comprised of adjustable rate mortgage loans that require payment adjustments during the term of the loan. This adjustment in payment may result in increased payment defaults by borrowers who are unprepared or unable to meet higher payment requirements, resulting in higher losses to the Surviving Corporation. In addition, the rate of delinquencies may be higher after natural disasters or adverse weather conditions. For example, during the third quarter of 2005, Hurricane Katrina impacted several states where the mortgage asset portfolio of the Walter Financing business had high concentrations of customers. As a result, the delinquency rate in those states increased substantially and JWHHC incurred a $1.3 million provision for estimated losses on instalment notes that was anticipated as a result. In 2008, Hurricanes Gustav and Ike also impacted the Walter Financing business. JWHHC recorded estimated losses of $4 million during its third quarter ended September 30, 2008, for these hurricane impacts.

        After a default by a borrower, the Surviving Corporation will evaluate the cost effectiveness of repossessing the property. Such default may cause it to charge its allowances for credit losses on its loan portfolio. Any material decline in real estate values increases the loan-to-value ratios of its loans and the loans backing the Surviving Corporation's mortgage related securities. This weakens collateral values and the amount of its recoveries, if any, obtained upon repossessions. If the Surviving Corporation must take losses on a mortgage or loan backing its mortgage related securities or loans that exceed its allowances, its financial condition, net income and cash flows could suffer.

The Surviving Corporation may have substantial additional liability for U.S. federal income tax allegedly owed by Walter or Spinco for periods prior to the spin-off.

        Each member of a consolidated group for U.S. federal income tax purposes is severally liable for the U.S. federal income tax liability of each other member of the consolidated group for any year in which it is a member of the group at any time during such year. Each member of the Walter controlled group, which currently includes Walter, JWHHC, Spinco and Walter's other subsidiaries, is also jointly and severally liable for pension and benefit funding and termination liabilities of other group members, as well as certain benefit plan taxes. Accordingly, when the Surviving Corporation succeeds to Spinco's liabilities, it could be liable under such provisions in the event any such liability is incurred, and not discharged, by any other member of the Walter consolidated or controlled group for any period during which Spinco was included in the Walter consolidated or controlled group.

        The IRS has issued a Notice of Proposed Deficiency assessing tax deficiencies in the amount of $82.2 million for the fiscal years ended May 31, 2000, December 31, 2000 and December 31, 2001 with respect to the Walter consolidated group, which includes Spinco. The proposed adjustments relate primarily to its method of recognizing revenue on the sale of homes and recognizing revenue on the instalment note receivables. The items at issue relate primarily to the timing of revenue recognition, and, consequently, should the IRS prevail on its positions, Walter's financial exposure is generally limited to interest and penalties, although it is possible that some portion of the offsetting deductions may be derived by Spinco after the spin-off and could result in a permanent difference to Walter for a portion of the tax liability. In addition, a controversy exists with regard to federal income taxes allegedly owed by the Walter consolidated group for fiscal years 1980 through 1994. Walter estimates that the amount of tax presently claimed by the IRS is approximately $34.0 million for issues currently in dispute in the bankruptcy court. Walter believes that, should the IRS prevail on any such issues, Walter's financial exposure will be generally limited to interest and possible penalties and the amount of tax claimed will be offset by deductions in later years, although it is possible that some portion of the offsetting deductions may be derived by Spinco after the spin-off and could result in a permanent difference to Walter for a portion of the tax liability. While Walter believes that its tax filing positions have substantial merit and it intends to defend any tax claims asserted, there can be no assurance that the IRS or a federal court will uphold the tax filing positions taken by Walter. Moreover, although Walter believes that it has sufficient accruals to address any such tax claims, including related interest and penalties, an adverse ruling, judgment or court order could impose significant financial liabilities in excess of such accruals, which could have an adverse effect on Walter's financial condition and results of operations and could require a significant cash payment. If Walter was unable to satisfy any such liabilities, the IRS could require the Surviving Corporation to satisfy them. It should be noted that the fairness opinion rendered by KBW in connection with the merger assumed that this tax liability will be zero. In addition, please see "Additional Agreements Between HCM, Walter, JWHHC, Spinco and Their Affiliates—Tax Separation Agreement" beginning on page 126 of this proxy statement/prospectus.

The Surviving Corporation may be required to satisfy certain indemnification obligations to Walter or may not be able to collect on indemnification rights from Walter.

        The Surviving Corporation (as successor to Spinco) will be party to certain agreements with Walter, including the Tax Separation Agreement and the Joint Litigation Agreement. Under the terms of the Tax Separation Agreement, to the extent that Walter or the Surviving Corporation takes any action that would be inconsistent with the treatment of the spin-off of Spinco from Walter as a tax-free transaction under Section 355 of the Code, then any tax resulting from such actions will be attributable to the acting company and will result in indemnification obligations that could be significant. Under the terms of the Joint Litigation Agreement, Walter will indemnify the Surviving Corporation (as successor to Spinco) for liabilities arising from businesses and operations not included in Spinco at the time of the spin-off, and the Surviving Corporation (as successor to Spinco) will indemnify Walter for liabilities arising from businesses and operations that are included in Spinco at the time of the spin-off. The ability to satisfy these indemnities if called upon to do so will depend upon the future financial strength of each of these companies. We cannot determine whether the Surviving Corporation will be required to indemnify Walter for any substantial obligations after the spin-off. If Walter is required to indemnify the Surviving Corporation for any substantial obligations, Walter may not have the ability to satisfy those obligations. If Walter is unable to satisfy its obligations under its indemnity, the Surviving Corporation may be required to satisfy those obligations. See "Additional Agreements Between HCM, Walter, JWHHC, Spinco and Their Affiliates—Tax Separation Agreement" and "—Joint Litigation Agreement" beginning on page 127 of this proxy statement/prospectus.

The mortgage-backed and asset-backed debt securities of the Surviving Corporation have over-collateralization and credit enhancement requirements, which, if not satisfied, may decrease its cash flow and net income.

        The Surviving Corporation's securitizations have over-collateralization requirements that may result in a decrease in the value of its ownership interests in its securitizations and have a negative impact on its cash flow. Generally, if the mortgage assets of a securitization trust perform poorly, the over-collateralization feature of the securitization directs excess cash flow from the securitized pool of mortgage assets to the senior debt securities of the trust. During any period in which this happens the Surviving Corporation may not receive any cash distributions from such mortgage trust. In addition, the pool of mortgage assets of a securitization must meet certain performance tests based on delinquency levels, losses and other criteria in order for the Surviving Corporation to receive excess cash flow. If these performance tests, or significant terms regarding the calculation of such tests, are not satisfied, the Surviving Corporation would not be permitted to receive excess cash flow from the securitizations. Material variations in the rate or timing of its receipt of cash distributions from these mortgage assets may adversely affect net income and may affect its overall financial condition. In addition, if cash flow is substantially redistributed to satisfy over-collateralization and credit enhancement requirements, the Surviving Corporation may be unable to meet annual distribution requirements applicable to REITs, which may result in material negative tax consequences to the Surviving Corporation.

The operations of the Surviving Corporation may depend on the availability of additional financing and it will not be able to obtain financing from Walter after the merger.

        Following the merger, the Surviving Corporation expects to have adequate liquidity to support the operation and development of its business. In the future, however, it may require additional financing for liquidity, capital requirements and growth initiatives. After the merger, Walter will not provide funds to the Surviving Corporation. Accordingly, the Surviving Corporation may depend on its ability to generate cash flow from operations and to borrow funds and issue securities in the capital markets to maintain and expand its business. It may need to incur debt on terms and at interest rates that may not be as favorable as those historically enjoyed by Walter. Any inability by the Surviving Corporation to obtain financing in the future on favorable terms could have a negative effect on its results of operations and financial condition.

Economic conditions in Texas, North Carolina, Louisiana, Mississippi, Alabama and Florida may have a material impact on the Surviving Corporation's profitability because it will conduct a significant portion of its business in these markets.

        The mortgage assets of the Walter Financing business currently are, and those of the Surviving Corporation will be, concentrated in the Texas, North Carolina, Louisiana, Mississippi, Alabama and Florida markets. In the past, rates of loss and delinquency on mortgage assets have increased from time to time, driven primarily by weaker economic conditions in these markets. Furthermore, precarious economic and budget situations at the state government level may hinder the ability of customers to repay their obligations in areas in which the Surviving Corporation will conduct the majority of its business. The concentration of mortgage assets in such markets may have a negative impact on the Surviving Corporation's operating results.

Natural disasters and adverse weather conditions could disrupt the Surviving Corporation's business and adversely affect its results of operations.

        The climates of many of the states in which the Surviving Corporation will operate, including Louisiana, Mississippi, Alabama, Florida and Texas, where it will have some of its larger operations, present increased risks of natural disaster and adverse weather. Natural disasters or adverse weather in the areas in which it will conduct its business, or in nearby areas, have in the past, and may in the future, lead to significant insurance claims, cause increases in delinquencies and defaults in its mortgage portfolio and weaken the demand for homes that it may have to repossess in affected areas, which could adversely affect its results. In addition, the rate of delinquencies may be higher after natural disasters or adverse weather conditions. For example, during the third quarter of 2005, Hurricane Katrina impacted several states where the mortgage asset portfolio held by the Walter Financing business had high concentrations of customers. As a result, the delinquency rate in those states increased substantially and JWHHC incurred a $1.3 million provision for estimated losses on instalment notes that was anticipated as a result of Hurricane Katrina. In 2008, Hurricanes Gustav and Ike also impacted the Walter Financing business. JWHHC recorded estimated losses of $4 million during its third quarter ended September 30, 2008, for these hurricane impacts. The occurrence of large loss events due to natural disasters or adverse weather could reduce the insurance coverage available to the Surviving Corporation, increase the cost of its insurance premiums and weaken the financial condition of its insurers, thereby limiting its ability to mitigate any future losses it may incur from such events. Moreover, severe flooding, wind and water damage, forced evacuations, contamination, gas leaks, fire and environmental and other damage caused by natural disasters or adverse weather could lead to a general economic downturn, including increased prices for oil, gas and energy, loss of jobs, regional disruptions in travel, transportation and tourism and a decline in real-estate related investments, especially in the areas most directly damaged by the disaster or storm.

The Surviving Corporation may be prevented from taking certain corporate actions following the merger in order to avoid significant tax-related liabilities.

        The Tax Separation Agreement will preclude Spinco (and the Surviving Corporation as successor to Spinco) from engaging in certain actions following the spin-off unless it first obtains either a tax opinion acceptable to Walter or an IRS ruling to the effect that such transactions will not result in additional taxes. The Tax Separation Agreement also will require the Surviving Corporation to indemnify Walter for any resulting taxes regardless of whether the Surviving Corporation first obtains such opinion or ruling. As a result of these restrictions, the Surviving Corporation may be unable to engage in strategic or capital raising transactions that holders of Surviving Corporation common stock might consider favorable, or to structure potential transactions in the manner most favorable to the Surviving Corporation. See "Additonal Agreements Between HCM, Walter, JWHHC, Spinco and Their Affiliates—Tax Separation Agreement" beginning on page 126 of this proxy statement/prospectus.

The Surviving Corporation will be subject to a number of federal, local and state laws and regulations that may prohibit or restrict the Surviving Corporation's mortgage financing or servicing in some regions or areas.

        The Surviving Corporation will be subject to a number of federal, state and local laws that affect mortgage financing and servicing. There have been an increasing number of "anti-predatory" lending and consumer protection laws that impose restrictions on mortgage loans, including the amount of fees, interest or annual percentage rates that may be charged. As a result of current market conditions, the

U.S. Congress has announced that it will be considering new legislation in the mortgage sector. To the extent that the enactment of new laws impose broad restrictions on financing and servicing, the Surviving Corporation may be subject to the imposition of requirements that negatively impact sales, costs and profitability or it may be prohibited or restricted from operating in certain regions or areas which could negatively impact future revenue and earnings.

As the Surviving Corporation builds its information technology infrastructure and transitions Spinco's data to its own systems, it could experience temporary business interruptions and incur substantial additional costs.

        The Surviving Corporation will install and implement information technology infrastructure to support its business functions, including accounting and reporting, customer service and distribution. It anticipates that this will involve significant costs. The Surviving Corporation may incur temporary interruptions in business operations if Spinco data cannot transition effectively from Walter's existing technology infrastructure (which covers hardware, applications, network, telephony, databases, backup and recovery solutions), as well as the people and processes that support them. The Surviving Corporation may not be successful in implementing its new technology infrastructure and transitioning the data of Spinco, and it may incur substantially higher costs for implementation than currently anticipated. Its failure to avoid operational interruptions as it implements the new infrastructure and transitions data, or its failure to implement the new infrastructure and transition data successfully, could disrupt its business and have a material adverse effect on its profitability. In addition, technology service failures could have adverse regulatory and business consequences.

Businesses the Surviving Corporation will acquire may not perform as expected.

        Servicing businesses the Surviving Corporation may acquire in the future may not perform as expected. Acquired businesses may perform below expectations for various reasons, including legislative or regulatory changes that affect the areas in which the business specializes and general economic factors that affect a business in a direct way. Any of these factors could impair the Surviving Corporation's results of operations.

You may not receive the level of dividends provided for in the dividend policy the Surviving Corporation's board of directors will adopt upon the closing of the merger or any dividends at all.

        The board of directors of the Surviving Corporation will adopt a dividend policy, effective upon the closing of the merger, which reflects an intention to distribute to the Surviving Corporation stockholders an amount sufficient to maintain the Surviving Corporation's status as a REIT. See "The Merger—Dividend Policy of HCM and the Surviving Corporation" beginning on page 75 of this proxy statement/prospectus. The board of directors of the Surviving Corporation may, in its discretion, amend or repeal this dividend policy. The Surviving Corporation's initial dividend policy will be based upon Walter and HCM's current assessment of the Surviving Corporation's business and the environment in which it will operate, and that assessment could change in the future. In addition, future dividends with respect to shares of the Surviving Corporation common stock, if any, will depend on, among other things, the Surviving Corporation's cash flows, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that the Surviving Corporation's board of directors may deem relevant. The Surviving Corporation's board of directors may decrease the level of dividends provided for in the dividend policy or discontinue the payment of dividends entirely. We cannot assure you that the Surviving Corporation will generate sufficient cash from continuing operations in the future, or have sufficient legally available funds to pay dividends on its common stock in accordance with the dividend policy adopted by the Surviving Corporation's board of directors. The reduction or elimination of dividends may negatively affect the market price of the Surviving Corporation's common stock.

The Surviving Corporation's success will depend, in part, on its ability to attract and retain qualified personnel.

        The Surviving Corporation's success will depend, in part, on its ability to attract, retain and motivate qualified personnel, including executive officers and other key management personnel. Although we (i) expect Mark O'Brien, Spinco's and JWHHC's current Chairman and Chief Executive Officer and a director of Walter, to serve as the Chairman and Chief Executive Officer of the Surviving Corporation, Charles E. Cauthen, currently President of WMC, to serve as the Surviving Corporation's President and Chief Operating Officer and Kimberly Perez, currently Executive Vice President and Chief Financial Officer of WMC, to serve as Chief Financial Officer of the Surviving Corporation, and (ii) have entered into amendments to existing employment agreements with each of John A. Burchett, HCM's current Chairman, President and Chief Executive Officer, and Irma N. Tavares, HCM's current Chief Operating Officer, Managing Director and a director, to serve in senior management positions with the Surviving Corporation or one or more of its subsidiaries, we cannot assure you that the Surviving Corporation will be able to attract and retain qualified management and other personnel necessary for its business. Particularly, if the Surviving Corporation is unable to retain key employees of Spinco, it may experience substantial disruption in these businesses. The loss of key management personnel or other key employees or the Surviving Corporation's inability to attract such personnel may adversely affect its ability to manage its overall operations and successfully implement its business strategy.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus contains forward-looking statements. These forward-looking statements reflect management's views and assumptions as of the date of this proxy statement/prospectus regarding future events and operating performance. Statements that are not of historical fact are forward-looking statements, and are contained throughout this document, including under the following sections: "Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations of Spinco", "Management's Discussion and Analysis of Financial Condition and Results of Operations of HCM", "Unaudited Condensed Combined Pro Forma Financial Statements of the Surviving Corporation", "Description of Spinco", and "Description of Business of HCM". Some of the forward-looking statements in this document can be identified by the use of forward-looking terms such as "believes", "intends", "expects", "may", "will", "estimates", "should", "could", "anticipates", "plans" or other comparable terms. Forward-looking statements, such as projected operating results, are subject to known and unknown risks and uncertainties, many of which may be beyond the control of HCM, Spinco or the Surviving Corporation, that could cause actual results to differ materially from any future results, performance, or achievements expressed or implied by the forward-looking statements.

        You should understand that the following important factors and assumptions could affect the future results of the Surviving Corporation and could cause actual results to differ materially from those expressed in the forward-looking statements:

  •
  integration of the businesses and volatility of the trading price of Surviving Corporation common stock

  •
  anticipated cost savings and synergies from the merger;

  •
  future performance generally, and of the Surviving Corporation in particular;

  •
  anticipated business development activities and future capital expenditures; and

  •
  financing sources and availability, and future interest expense.

        All forward-looking statements in this document are qualified by these cautionary statements and are made only as of the date of this document. We do not undertake any obligation, other than as required by law, to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

 THE TRANSACTIONS

        On September 30, 2008, Walter and HCM announced that they had entered into a transaction providing for the spin-off of its Financing business and the merger of its Financing business into HCM. In order to effect the spin-off and merger: (i) Walter will acquire the assets comprising its Financing business from JWHHC, and will subsequently contribute those assets to Spinco; (ii) Walter will spin off Spinco by distributing all the Spinco Interests pro rata to its stockholders, to be held for their benefit by a third party exchange agent, Bank of New York Mellon, until completion of the merger, (iii) Spinco will pay a taxable dividend consisting of (a) cash, which will be paid to the Walter stockholders as of the Spin-off Record Date entitled to receive Spinco Interests in the spin-off, and (b) additional Spinco Interests, which will be issued to the third party exchange agent referred to above, and (iv) Spinco will merge into HCM, with HCM continuing as the Surviving Corporation, which will be renamed Walter Investment Management Corp.

The Spin-off, Taxable Dividend and Merger

        The spin-off, taxable dividend and merger is the overall transaction of separating Spinco from Walter and combining Spinco with HCM, which will be accomplished through the following series of transactions:

  1)
  On December 31, 2008, JWHHC caused JWH, a direct, wholly owned subsidiary of JWHHC, to convert into a single member limited liability company wholly owned by JWHHC and treated as a disregarded entity for U.S. federal income tax purposes. Subsequent to the conversion, JWHHC distributed the JWH membership interest to Walter for no consideration and announced that it was terminating its business operations.

  2)
  On December 31, 2008, JWHHC capitalized Walter Investment Reinsurance Co. Ltd., to which Cardem will transfer (prior to step 4) below) its active property insurance program in exchange for the assumption of certain liabilities.

  3)
  On January 1, 2009, JWHHC caused WMC, a direct, wholly owned subsidiary of JWHHC, to convert into, a single member limited liability company wholly owned by JWHHC and treated as a disregarded entity for U.S. federal income tax purposes ("WMC").

  4)
  WMC will distribute an intercompany receivable that it holds from Walter to JWHHC. Prior to the deemed dividend of the related-party receivable, Walter expects to pay a portion of the receivable in cash to provide Spinco with the cash portion of the taxable dividend described in step 8) below. JWHHC will sell its interests in certain subsidiaries, including WMC, Walter Investment Reinsurance Co. Ltd. and Best, to Walter in exchange for cash or a Walter note.

  5)
  Walter will contribute to Spinco its interests in WMC, Walter Investment Reinsurance Co. Ltd. and Best, which collectively comprise the Financing business.

  6)
  Immediately prior to step 7) below, Spinco will convert its one outstanding Spinco Interest into a number of Spinco Interests equal to the number of shares of Walter common stock outstanding on the Spin-off Record Date.

  7)
  After HCM stockholders approve the merger, Walter will dividend the Spinco Interests on a pro rata basis to holders of Walter common stock outstanding on the Spin-off Record Date. Spinco Interests will be held by a third party exchange agent for the benefit of Walter's stockholders until the completion of the merger. Walter stockholders will never receive certificates representing the Spinco Interests, and will be prohibited from transferring the Spinco Interests prior to the merger, which is expected to occur on the same day as the spin-off and the taxable dividend described in step 8) below. Walter's board of directors is expected to declare a dividend of one Spinco Interest for every one share of Walter common stock held as of the Spin-off Record Date.

  8)
  Immediately following the spin-off, and immediately prior to the merger with HCM, Spinco intends to pay a taxable dividend consisting of (i) cash, which will be paid to the Walter stockholders as of the Spin-off Record Date entitled to receive Spinco Interests in the spin-off, and (ii) Spinco Interests, which will be issued to a third party exchange agent for the benefit of such stockholders, with the precise ratio of cash and Spinco Interests payable to each Walter stockholder to be determined pursuant to an election to be made by such stockholders and subject to a cap on the amount of cash available for distribution. The taxable dividend is required in order for the Surviving Corporation to comply with certain IRS requirements pertaining to the maintenance of its REIT status. The total amount of the dividend will be at least equal to Spinco's allocated earnings and profits as determined under U.S. federal income tax principles and is currently expected to be in an aggregate amount of $90 to $150 million. This amount will be determined based upon the calculation of the earnings and profits of the Walter consolidated group (of which Spinco currently is a member), and the relative values of Spinco and Walter, as of the spin-off distribution date. Therefore, this amount may not be finally determined until the spin-off distribution date, and may be in excess of the actual amount of allocated earnings and profits in order to ensure compliance with the requirements referenced above. Each holder of Walter common stock as of the Spin-off Record Date (in recognition of the fact that each such holder will be a holder of Spinco Interests following the spin-off and at the time of the taxable dividend) will have the option to elect to receive the taxable dividend on each Spinco Interest issued to such stockholders in the spin-off either solely in cash or solely in Spinco Interests. The total amount of cash available for distribution by Spinco will be limited to an amount no greater than 20% of the total amount of the taxable dividend. Accordingly, the precise ratio of cash and Spinco Interests payable to each Walter stockholder as of the Spin-off Record Date could be subject to a pro rata reduction based on the total amount of the taxable dividend and the total amount of cash that Walter stockholders elect to receive.

  9)
  Spinco will merge into HCM, with HCM surviving the merger as the Surviving Corporation. Immediately after the effective time of the merger, holders of Spinco Interests and certain holders of options to acquire Spinco Interests will receive 98.5% of the shares of Surviving Corporation common stock outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation as described more fully in this proxy statement/prospectus. The Surviving Corporation will continue to operate as a REIT.

        Walter's board of directors will condition the completion of the spin-off and taxable dividend upon the continued effectiveness of the merger agreement and upon the approval by HCM's stockholders of each of the proposals in this proxy statement/prospectus that must be approved as a condition to Walter's and Spinco's obligations to complete the merger. The spin-off and taxable dividend will also be conditioned upon the absence of any legal prohibition to their completion.

Reasons for the Spin-Off

        Walter believes that the spin-off will better position both the Financing business and Walter's Natural Resources and Sloss businesses to achieve their strategic and financial objectives, benefiting both customers and stockholders of the companies. The Financing business and the Natural Resources and Sloss businesses are fundamentally different types of businesses and the separation of these businesses should help highlight the unique qualities and values of these businesses for investors, better position each business unit to raise additional debt and equity capital, and allow each business unit to separately pursue distinct business strategies. As a result, as described more fully below, Walter believes that Spinco and Walter will each be in a better position to attract a higher value for its stock which it will use to compensate employees, fund acquisitions and raise capital.

        The board of directors of Walter considered the following potential benefits in evaluating the spin-off:

  •
  allowing each company to separately pursue the business strategies that best suit its long-term interests;

  •
  creating separate companies that have different financial characteristics, which may appeal to different investor bases;

  •
  creating opportunities to more efficiently develop and finance ongoing operations and future acquisitions;

  •
  creating effective management incentives tied to the relevant company's performance;

  •
  the removal of $1.4 billion of non-recourse mortgage-backed debt from Walter's balance sheet; and

  •
  Spinco's ability to focus on the Financing business core strategy of servicing non-conforming mortgages without diverting its cash flow and capital to the Natural Resource and Sloss businesses.

        Walter cannot assure that, following the spin-off, any of these benefits will be realized to the extent anticipated or at all.

        Walter's board of directors also considered a number of other factors in evaluating the spin-off, including:

  •
  the one-time and on-going costs of the spin-off;

  •
  the possibility that the Financing business may experience disruptions as a result of the spin-off;

  •
  the limitations placed on the Financing business as a result of the Tax Separation Agreement, the transition services agreement, the joint litigation agreement and other agreements that it is entering into with Walter in connection with the spin-off; and

  •
  the risk that the combined trading prices of the common stock of the Surviving Corporation and Walter common stock after the spin-off and merger may be lower than the trading price of Walter's common stock before the merger.

        Walter's board of directors concluded, however, that the potential benefits of the spin-off outweigh these factors, and that separating the Financing business from the Natural Resources and Sloss and the Homebuilding businesses in the form of a tax-free distribution of the Spinco Interests to Walter stockholders is appropriate and advisable for Walter and its stockholders. In addition, the Walter board of directors believes that based on the historical results of operations, financial position and cash flows of the Financing business, Spinco will be, at the time of the spin-off, appropriately capitalized and capable of operate itself as a separate company and advancing its business goals.

Manner of Effecting the Spin-Off

        The spin-off will be effective on the spin-off distribution date, which will coincide with the closing date of the merger. As a result of the spin-off, each Walter stockholder as of the Spin-off Record Date will receive one Spinco Interest for every one share of Walter common stock such stockholder owns. The spin-off of Spinco Interests will be made in book-entry form and a certificate representing all Spinco Interests will be deposited with an exchange agent which will hold it for the benefit of the Walter stockholders until the completion of the merger. Walter stockholders will never receive certificates representing the Spinco Interests, and will be prohibited from transferring the Spinco Interests prior to the merger, which is expected to occur on the same day as the spin-off and the taxable dividend. See "Description of Spinco Interests" beginning on page 242 of this proxy statement/prospectus.

IN ORDER TO BE ENTITLED TO RECEIVE SPINCO INTERESTS IN THE SPIN-OFF, YOU MUST BE A HOLDER OF WALTER COMMON STOCK AT THE CLOSE OF BUSINESS ON THE SPIN-OFF RECORD DATE.

        Walter stockholders will not be required to pay for Spinco Interests received in the spin-off, to surrender or exchange shares of Walter common stock in order to receive Spinco Interests, or to take any other action in connection with the spin-off. No vote of Walter stockholders is required or sought in connection with the spin-off, and Walter stockholders have no appraisal rights in connection with the spin-off.

Results of the Spin-Off

        After the spin-off, Spinco will be a separate company. Immediately following the spin-off, it is expected that Spinco will have approximately 105 holders of record of its Spinco Interests, based on the number of holders of record of Walter common stock on January 31, 2009.

        Walter and Spinco are parties to a number of agreements that govern the spin-off and the future relationship between the two companies. These agreements will be binding upon the Surviving Corporation. For a more detailed description of these agreements, please see "Additional Agreements Between HCM, Walter, JWHHC, Spinco and Their Affiliates" beginning on page 124 of this proxy statement/prospectus.

Manner of Effecting the Pre-Merger Taxable Dividend

        Immediately following the spin-off and immediately prior to the effective time of the merger, Spinco intends to pay a taxable dividend of cash and Spinco Interests to the holders of Walter common stock outstanding on the Spin-off Record Date. The Spinco Interests issued as part of the taxable dividend will be issued to a third party exchange agent to be held for the benefit of such stockholders. The dividend will be at least equal to Spinco's allocated earnings and profits as determined under U.S. federal income tax principles and is currently expected to be in an aggregate amount of $90 to $150 million. This amount will be determined based upon the calculation of the earnings and profits of the Walter consolidated group (of which Spinco currently is a member), and the relative values of Spinco and Walter, as of the spin-off distribution date. Therefore, this amount may not be finally determined until the spin-off distribution date, and may be in excess of the actual amount of allocated earnings and profits in order to ensure compliance with the requirements referenced above. Documentation relating to the foregoing election will be mailed to holders of Walter common stock as of the Spin-off Record Date as soon as practical after the Spin-off Record Date.

Exchange Transaction

        The exchange transaction is the transaction by which HCM intends to purchase and retire all of the outstanding trust preferred securities of HST-I and HST-II, each in principal amounts of approximately $20 million, and the related debt securities previously issued by HCM that are held by each of HST-I and HST-II. Currently, Taberna and the Amster Parties hold all of the outstanding trust preferred securities of HST-I and HST-II, respectively, and HCM has entered into exchange agreements with each of Taberna and the Amster Parties to acquire (and subsequently cancel) these trust preferred securities. Each of Taberna and the Amster Parties will surrender certificates representing such trust preferred securities at the closing of the exchange transaction.

        As consideration for all of the outstanding trust preferred securities of HST-I, currently held by Taberna, HCM will pay Taberna $2.25 million in cash, $250,000 of which was paid to Taberna upon Taberna and HCM executing the exchange agreement on September 30, 2008 and $600,000 of which was paid to Taberna upon Taberna and HCM executing the amendment to the exchange agreement on February 6, 2009. That exchange agreement also provides that Taberna will be reimbursed by HCM for its counsel fees up to $15,000 in the aggregate.

        Under a separate exchange agreement with HCM, dated September 30, 2008, as amended on February 6, 2009, the Amster Parties have agreed at closing to exchange their trust preferred securities in HST-II for a cash payment of $750,000 and 6,762,793 newly-issued shares of HCM common stock. After giving effect to the Exchange Share Issuance, and assuming that, between January 31, 2009, and immediately prior to the effective time of the merger, there are no other changes in (i) the number of shares of HCM common stock outstanding or (ii) the Amster Parties ownership thereof, the Amster Parties would own approximately 43.9% of the shares of HCM common stock outstanding as of immediately prior to the effective time of the merger. The Amster Parties' HCM common stock will be issued immediately prior to the effective time of the merger and will be subject to the HCM share combination effected by the merger. As one of the conditions to the merger agreement, HCM is required to obtain the requisite stockholder approval to approve the Exchange Share Issuance pursuant to the exchange agreement with the Amster Parties, as described in "Proposal 3" beginning on page 265 of this proxy statement/prospectus.

        Upon completion of Taberna's exchange transaction and immediately prior to the merger, HCM will cause JPMorgan Chase Bank, N.A., or JPM, as the property trustee of HST-I under an Amended and Restated Trust Agreement, dated as of March 15, 2005, among HCM, JPM, Chase Bank USA, N.A., John A. Burchett, and Irma N. Tavares, to exchange the trust preferred securities of HST-I, and to cancel, all of the $20,619,000 in aggregate principal amount of HCM's junior subordinated notes due 2035, which were issued to HST-I pursuant to a junior subordinated indenture, dated March 15, 2005, between HCM and JPM.

        Upon completion of the Exchange Share Issuance and immediately prior to the merger, HCM will cause WTC, as Delaware trustee and institutional trustee of HST-II under an Amended and Restated Declaration of Trust, dated November 4, 2005, among HCM and WTC, to exchange the trust preferred securities of HST-II, and to cancel, all of the $20,620,000 in aggregate principal amount of HCM's fixed/floating junior subordinated debt securities due 2035, which were issued to HST-II pursuant to a junior subordinated indenture, dated November 4, 2005, between HCM and WTC.

        A copy of the exchange agreement between the Amster Parties and HCM and the amendment to that agreement dated February 6, 2009, are attached as Annex E to this proxy statement/prospectus. A copy of the exchange agreement between Taberna and HCM and the amendment to that agreement dated February 6, 2009, are attached as Annex F to this proxy statement/prospectus. We encourage you to read each exchange agreement carefully. The exchange agreement with the Amster Parties is the principal document governing the Exchange Share Issuance. For more information regarding the terms of the exchange agreements, see "The Exchange Agreements" beginning on page 121 of this proxy statement/prospectus.

The Merger

        Under the merger agreement and in accordance with applicable law, Spinco will merge into HCM. As a result of the merger, the separate existence of Spinco will terminate and HCM will continue as the Surviving Corporation. The charter of HCM to be amended and in effect immediately prior to the Exchange Share Issuance and the merger, as set forth in the Articles of Amendment and Restatement of HCM attached as Annex C to this proxy statement/prospectus, will continue to be the charter of the Surviving Corporation. The bylaws of HCM as in effect immediately prior to the merger, as set forth in the form of Bylaws of HCM attached as Annex D to this proxy statement/prospectus, will be the bylaws of the Surviving Corporation.

Calculation of Merger Consideration

        Upon completion of the merger and prior to the elimination of fractional shares, Walter stockholders as of the Spin-off Record Date and Spinco option holders, on the one hand, and HCM stockholders (including the Amster Parties), on the other hand, will own 98.5% and 1.5%, respectively, of the shares of common stock of the Surviving Corporation outstanding in accordance with a formula set forth in the merger agreement (with the Amster Parties owning approximately 0.66% and the other HCM stockholders owning approximately 0.84%). In the merger, every 50 shares of HCM common stock issued and outstanding immediately prior to the effective time of the merger, including the shares of HCM common stock issued pursuant to the Exchange Share Issuance, will be combined into one share of common stock of the Surviving Corporation. The total number of shares of common stock of the Surviving Corporation to be issued in the merger to Walter stockholders as of the Spin-off Record Date or reserved for future issuance in settlement of restricted stock units of the Surviving Corporation granted in connection with the merger to Spinco option holders will be a number equal to the product of (i) (x) the sum of (A) the number of shares of HCM common stock outstanding immediately prior to the effective time of the merger (including shares issued in the Exchange Share Issuance) plus (B) the number of shares of HCM common stock that would be issued upon exercise of any "in-the-money" options to acquire shares of common stock of HCM outstanding immediately prior to the merger (which is expected to be zero), divided by (y) 50, multiplied by (ii) 65 and 2/3, subject to adjustment to reflect certain events, if any, occurring prior to the merger. As a result of the merger, based on the number of shares of HCM common stock and shares of Walter common stock outstanding as of January 31, 2009, and after giving effect to the Exchange Share Issuance, the spin-off, the estimated amount of the taxable dividend and the merger, including the HCM share combination, we currently estimate that Walter stockholders as of the Spin-off Record Date will receive on average, approximately 0.3674036 of a share of common stock of the Surviving Corporation for every share of Walter common stock they hold on the Spin-off Record Date, which amount will be adjusted to reflect certain events, if any, that occur prior to the merger. The actual number of shares received in the merger by individual Walter stockholders as of the Spin-off Record Date will be determined based on the number of shares of Walter common stock outstanding on the Spin-off Record Date (subject to certain adjustments), the number of Spinco Interests each Walter stockholder receives in the taxable dividend, and the number of shares of HCM common stock outstanding immediately prior to the effective time of the merger (adjusted to give effect to the HCM share combination). As a result, the number of shares of Surviving Corporation common stock received in the merger by individual holders of Walter common stock as of the Spin-off Record Date for each share of Walter common stock as of the Spin-off Record Date will vary depending on the change in the number of shares of Walter common stock, Spinco Interests or HCM common stock outstanding on such dates. In all cases, however, when the merger is completed, Walter stockholders and Spinco option holders will collectively own 98.5% (3.33% by the Spinco option holders and the remaining 95.17% by the Walter stockholders), and HCM stockholders will collectively own 1.5%, of the shares of common stock of the Surviving Corporation outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation. Based solely on the closing price per share of HCM common stock on January 30, 2009, as reported by the NYSE Alternext, and assuming that the number of shares of Walter common stock outstanding as of the Spin-off Record Date is not materially different from the number outstanding on January 31, 2009, the approximate value of the share consideration HCM will pay to Walter stockholders in the merger, on average, would be $0.03 per share of Walter common stock outstanding as of the Spin-off Record Date. The foregoing is merely an estimate, based solely on recent market capitalization, of the value of HCM per share of Walter common stock at the effective time of the merger, and does not reflect the value of the Spinco Interests Walter stockholders will receive in the spin-off or the value of the Surviving Corporation or its common stock after the merger. Any change in the market value of HCM common stock prior to the effective time of the merger and variations in the mixture of cash and Spinco Interests received by individual Walter stockholders in connection with the taxable dividend would cause the foregoing estimate to change. The number of shares of Surviving Corporation common stock to be issued to Walter stockholders as of the Spin-off Record Date in the merger will not be adjusted as a result of fluctuations in the market price of HCM common stock.

        Walter intends to distribute the Spinco Interests in the spin-off to a third party exchange agent, Bank of New York Mellon, for the benefit of Walter's stockholders as of the Spin-off Record Date, and Spinco intends to distribute any Spinco Interests distributed in the taxable dividend to the same third party exchange agent for the benefit of Walter's stockholders as of the Spin-off Record Date (in their capacity as holders of Spinco Interests distributed in the spin-off). At the time of the merger, Bank of New York Mellon will, on behalf of Walter stockholders as of the Spin-off Record Date, exchange the Spinco Interests for shares of common stock of the Surviving Corporation in accordance with the merger agreement and distribute those shares to holders of Walter common stock as of the Spin-off

Record Date based on their individual holdings of Spinco Interests immediately prior to the effective time of the merger.

        No fractional shares of Surviving Corporation common stock will be issued in the merger (including as a result of the HCM share combination). Instead, to the extent that the merger would otherwise result in any Walter stockholder as of the Spin-off Record Date, any Spinco option holder or any HCM stockholder immediately prior to the effective time of the merger being entitled to receive a fractional share of common stock of the Surviving Corporation, such fractional interests will be aggregated to the nearest whole number, and the Surviving Corporation will pay cash for any resulting fractional share. The amount of cash payable for a fractional share of Surviving Corporation common stock will be determined by multiplying (i) the closing sale price per share of HCM common stock on the NYSE Alternext (or, if HCM common stock is not then listed on the NYSE Alternext, on Pink OTC Markets' Pink Quote inter-dealer quotation service, the OTC Bulletin Board, or a comparable over-the-counter securities electronic quotation service) on the business day preceding the effective time of the merger, if the stock is being traded on such date, appropriately adjusted to take into account any reverse stock split or similar transaction consummated following such date and prior to the effective time, or, if the stock is not being traded on such date, the closing sale price per share of common stock of the Surviving Corporation on the NYSE Alternext (or, if HCM common stock is not then listed on the NYSE Alternext, on Pink OTC Markets' Pink Quote inter-dealer quotation service, the OTC Bulletin Board, or a comparable over-the-counter securities electronic quotation service) on the first business day that such stock is traded, by (ii) the fraction of a share of common stock of the Surviving Corporation to which such holder would otherwise have been entitled. For a more complete description of the merger consideration, see "The Merger Agreement—Merger Consideration" beginning on page 103 of this proxy statement/prospectus.

Listing; Name Change

        Before the completion of the merger, HCM has agreed to use its reasonable best efforts to cause the shares of HCM common stock to be issued in the merger to be approved for listing on the NYSE Alternext. In connection with the merger, and upon acceptance of the articles of merger by the Maryland State Department of Assessments and Taxation, the name of the Surviving Corporation will change from "Hanover Capital Mortgage Holdings, Inc." to "Walter Investment Management Corp." Shares of Walter Investment Management Corp. are expected to be traded on the NYSE Alternext under the new trading symbol "WAC."

Treatment of Equity Awards

        Prior to the spin-off, Walter intends to purchase the Financing business from JWHHC and subsequently contribute the Financing business to Spinco. In connection with that process, JWHHC intends to assign to Spinco all of its rights and obligations with respect to JWHHC's employees, including any rights and obligations under employment agreements, benefit plans, equity awards and related matters. Therefore, the merger agreement provisions relating to the treatment of Walter and Spinco equity awards in the merger, and references to Spinco employees, equity awards, benefit plans and related matters in the merger agreement and in this proxy statement/prospectus, reflect that, at the time of the spin-off and merger, the current employees of JWHHC are expected to be employees of Spinco, with substantially identical terms of employment, benefits, equity awards and related rights in, and obligations to, Spinco as those currently enjoyed by them as a result of their employment with JWHHC. For more information regarding the anticipated conversion of JWHHC equity awards into Spinco equity awards prior to the spin-off, see "Description of Spinco Interests—Options to Purchase Units of Spinco" on page 242 of this proxy statement/prospectus.

  Treatment of HCM Equity Awards

        At the effective time of the merger, each outstanding option to acquire shares of HCM common stock, whether or not exercisable, will be appropriately adjusted to reflect the merger and converted into an option to acquire a share of Surviving Corporation common stock and, if unexercisable as of the effective time of the merger, will become vested or exercisable as a result of the merger.

        Each other outstanding incentive award denominated in or related to HCM common stock granted to a HCM employee under the HCM stock plans will be assumed by the Surviving Corporation and converted automatically into a right to receive upon settlement the number of shares of Surviving Corporation common stock that maintains the value of such award immediately prior to the effective time of the merger. We expect these awards will be adjusted (in accordance with the terms of the HCM stock plans and the related agreements evidencing the awards) to equal (I) the number of shares of HCM common stock subject to such awards immediately prior to the effective time of the merger multiplied by (II) a fraction, the numerator of which will be the fair market value (as defined in the HCM stock plans) per share of HCM common stock immediately prior to the effective time of the merger and the denominator of which will be the closing price per share of Surviving Corporation common stock on the first full day of trading following the effective time of the merger. If unexercisable as of the effective time of the merger, these other outstanding incentive awards will become vested or exercisable as a result of the merger.

  Treatment of Walter Equity Awards held by Spinco Employees

        Walter and Spinco are required to provide that, in accordance with the terms of the 2002 Long-Term Incentive Plan and the 1995 Long-Term Incentive Award Plan and any other stock option or and/or stock incentive compensation plan maintained by Walter for its employees, officers or directors as amended from time to time (collectively, the "Walter Stock Plans"), all of the outstanding options to acquire shares of Walter common stock or other Walter stock-based awards held by any Spinco employee at the effective time of the merger will be assumed by the Surviving Corporation, converted automatically and appropriately adjusted into an option or similar stock based award of the Surviving Corporation, unless such employee officer or director elects to retain all of such person's holdings of Walter options and/or all of such person's holdings of other stock based awards at least 20 days prior to the HCM special meeting. Regardless of whether a Spinco employee holding Walter options or stock based awards as of the effective time of the merger elects to keep his or her Walter options and other stock based awards or allow them to convert into options and awards of the Surviving Corporation, if those options and awards were unexercisable as of the effective time of the merger, the merger and related transactions will not result in those options and stock based awards vesting or becoming exercisable. However, any Walter options or stock based awards retained at the effective time of the merger by a Spinco employee will remain outstanding and employment with the Surviving Corporation will be considered employment with Walter for purposes of vesting, exercisability and payment of any such options and awards.

        All Walter options held by the Spinco employees to be adjusted in connection with the merger will be converted into a right to acquire, on the same terms and conditions as were applicable to such Walter options prior to the effective time of the merger:

  (a)
  a number of shares of Surviving Corporation common stock determined by multiplying the number of shares of Walter common stock subject to such Walter options by the Walter Exchange Ratio (defined below), rounded down, if necessary, to a whole share of Surviving Corporation common stock,

  (b)
  at a price per share (rounded up, if necessary, to the nearest whole penny) equal to the per share exercise price specified in such Walter option divided by the Walter Exchange Ratio.

        Each other Walter stock-based award that is assumed by the Surviving Corporation will be converted into a right to receive upon settlement such number of shares of Surviving Corporation common stock as is necessary to maintain the value such award had immediately prior to the effective time of the merger. These awards will be adjusted (in accordance with the terms of the Walter stock plans and the agreements evidencing the awards thereunder) to equal the number of shares of Walter common stock subject to such awards immediately prior to the effective time of the merger multiplied by the Walter Exchange Ratio.

        The Walter Exchange Ratio means a fraction, the numerator of which is the fair market value (as defined in the Walter Stock Plans) per share of Walter common stock immediately prior to the effective time of the merger and the denominator of which is the closing price per share of Surviving Corporation common stock on the first full day of trading following the effective time of the merger.

  Treatment of Spinco Equity Awards

        Each outstanding award to acquire Spinco Interests granted under the 2007 Long-Term Incentive Award Plan of JWH Holding Company, LLC will, as of the effective time of the merger, be replaced with an equity award denominated in Surviving Corporation common stock and appropriately adjusted to reflect the occurrence of the merger.

        Notwithstanding the provision for adjustment described above, the parties to the merger agreement agreed that Spinco and the Spinco option holders may agree separately to cancel as of the effective time of the merger their options to acquire Spinco Interests. In consideration for their efforts in connection with the contemplated transactions and not in payment for the cancellation of their Spinco Interests, the Spinco option holders will be entitled to receive from the Surviving Corporation as soon as practicable after the effective time of the merger a total number of restricted stock units that corresponds to notional shares of Surviving Corporation common stock (the "RSUs"). The number of RSUs issued will be determined by multiplying (a) the sum of (x) the total number of shares of Surviving Corporation common stock that, absent such grant of RSUs, would be held by the holders of Spinco Interests immediately following the effective time of the merger and (y) the shares of common stock of the Surviving Corporation held by HCM stockholders immediately prior to the effective time of the merger, by (b) 0.03333. The merger agreement clarifies that the number of RSUs (and the shares of Surviving Corporation common stock used to settle such RSUs) will only reduce the number of shares of Surviving Corporation common stock payable to Spinco Interest holders in the merger, not the number of such shares payable to HCM stockholders in the merger. Each such RSU will be paid out with a single share of Surviving Corporation common stock no earlier than the third anniversary of the date of grant.

Background of the Merger

        HCM is a specialty finance company whose principal business is to generate net interest income on its portfolio of prime mortgage loans and mortgage securities backed by prime mortgage loans on a leveraged basis. HCM avoids investments in sub-prime loans or securities collateralized by sub-prime loans. HCM generates net interest income primarily by leveraging credit risk in subordinate mortgage-backed securities ("Subordinate MBS"), through investments in the non-investment grade classes of these securities, which are collateralized by pools of prime single-family mortgage loans. Historically, HCM leveraged its purchases of mortgage securities with borrowings obtained primarily through the use of sales with Repurchase Agreements. Traditionally, the Repurchase Agreements were on a 30-day revolving basis for a one-year fixed term basis. HCM conducts its operations as a REIT for federal income tax purposes.

        During 2007, softening residential housing markets, increasing delinquency and default rates, and increasingly volatile and constrained secondary credit markets began affecting the mortgage industry. Although HCM does not invest in sub-prime mortgages or mortgage-backed securities collateralized by sub-prime mortgages, HCM was negatively impacted by the general decline in the market value of all residential mortgage assets due to the significant losses in the sub-prime sector of the residential mortgage industry that began to occur in the first half of 2007 and progressively worsened. The losses seemed to be due to underwriting deficiencies, increases in interest rates on adjustable rate mortgages, and declining housing prices. These losses and the corresponding fervor of information reported through the media caused the credit spreads to increase for the industry as a whole and caused overall investor demand for mortgage-backed securities to decrease. This spill-over effect caused a reduction in the amount HCM was able to borrow to finance its portfolio.

        Through August 9, 2007, HCM's lenders regularly required HCM to repay a portion of amounts borrowed under the Repurchase Agreements. These repayment requirements arose from decreases in the market prices of HCM's Subordinate MBS used by the lenders to determine the amounts to be financed. These decreases were due to unfavorable market conditions for HCM's portfolio of securities and decreases in borrowing percentages from certain lenders. These repayments were a significant drain on HCM's available cash. The increasing frequency and amount of required repayments in the period immediately prior to August 9, 2007, posed a threat to HCM's ability to maintain its portfolio of Subordinate MBS. In response to these deteriorating market conditions, on August 10, 2007, HCM entered into a one-year fixed-rate financing facility with RCG PB, Ltd, an affiliate of Ramius Capital Group, LLC ("Ramius") for the full amount of the then outstanding Repurchase Agreement balance of approximately $81 million and then repaid substantially all of its then outstanding Repurchase Agreements (the "Repurchase Transaction").

        HCM's capital position continued to decline through the end of 2007 and into 2008. HCM reported a net loss of approximately $80.0 million and $12.3 million for the year ended December 31, 2007 and the nine months ended September 30, 2008, respectively, and its current operations are not cash flow positive. In large part, these net losses were due to an increase in interest expense in connection with the Repurchase Transaction and an increase in mark to market losses of mortgage assets net of free standing derivatives. On August 9, 2008, HCM elected, under the Repurchase Transaction, to surrender to the lender its entire portfolio of Subordinate MBS in satisfaction of its outstanding obligation of approximately $84 million. As a means to preserving HCM's liquidity and capital positions, HCM deferred interest payments on its trust preferred securities HCM has now deferred interest payments for four consecutive quarters, as allowed under each of these instruments, and can defer no more interest payments under the terms of the instruments. However, under the terms of the exchange agreements HCM entered into with each of Taberna and the Amster Parties, HCM will not be required to make any further payments to the holders of these instruments until the closing of the merger, unless the exchange agreements are terminated. See "The Exchange Agreements" beginning on page 121 of this proxy statement/prospectus. If HCM had not entered into the Exchange Agreements, HCM would have been required to pay all deferred interest on December 31, 2008 and January 31, 2009, respectively, of approximately $4.8 million in the aggregate, and its payment obligations would be ongoing after those dates and payments.

        During 2008, conditions continued to worsen and HCM's stock price declined. These events raised substantial doubt about HCM's ability to continue as a going concern and additional sources of capital were required for HCM to generate positive cash flow and continue operations beyond 2008. In April 2008, NYSE Alternext notified HCM that in connection with its declining stock price, the company was no longer in compliance with NYSE Alternext's continued listing standards under Sections 1009(a)(i) and (iv) of NYSE Alternext's Company Guide.

        On August 9, 2008, HCM did not have sufficient funds to retire or refinance the outstanding principal under the Repurchase Transaction and, in accordance with the terms of the Repurchase Transaction, surrendered the pledged securities to Ramius in order to settle the contractual repayment amount. Therefore, effective August 9, 2008, substantially all of HCM's obligations under the Repurchase Transaction were terminated.

        HCM's board of directors and its senior management have regularly reviewed HCM's strategic alternatives and assessed various opportunities for enhancing HCM's performance and prospects in light of market, economic, competitive and other factors. These reviews have included consideration of potential transactions with other companies that would further its strategic objectives, and the potential benefits and risks of those transactions. In 2007, HCM's board of directors began considering a range of options to enhance its liquidity and capital positions, and to address the broader downturn in the mortgage environment and the impact on HCM's business, operations, assets and liabilities, competitive position, legal and regulatory status, and prospects, among other things.

        As part of its efforts to help address the capital and liquidity concerns and maintain the confidence of HCM's stockholders, the company took a number of steps, including retaining KBW as a financial advisor in December 2007. KBW was engaged to render financial advisory and investment banking services to HCM in connection with (i) possible capital raising; and/or (ii) a possible sale of HCM or merger of HCM with another company. Several possible transactions were considered, including an investment in HCM from a private equity fund or a business combination transaction involving HCM and a private REIT. In the case of the private equity fund, the HCM board of directors determined that the valuation of the transaction was inferior to the proposed merger with Walter's Financing business because the proposed price was 75-80% of pro forma book value, whereas the contemplated merger consideration was priced at a premium to pro forma book value. The then projected net worth of the new company resulting from the proposed private equity transaction would have been less than 10% of the then projected net worth of the Surviving Corporation. Also, because the transaction with the private equity fund depended on a newly formed strategy involving the acquisition of several financial services companies, it had a much greater execution risk compared to the proposed merger with Walter's Financing business, an existing business with a long standing track record. In the case of the private REIT transaction, the HCM board of directors determined that the valuation of the transaction was inferior to the proposed merger with Spinco because HCM and the private REIT could not agree to a valuation on assets to be included in the new company. Further, the HCM board of directors believed that pursuing this transaction could put HCM at a risk of significant write downs, whereas in the case of the proposed merger with Walter's Financing business, the assets of the Financing business had been part of a public reporting company, were performing well and the parties had agreed upon the existing valuation of the assets.

        On May 6, 2008, Todd Bomberg, Senior Vice President of Moelis & Company ("Moelis"), an investment banking firm engaged by Walter to explore, among other things, alternatives for the separation of Walter's Financing business from Walter, contacted John Burchett, HCM's Chief Executive Officer, to inquire generally about HCM's interest in a strategic transaction. In connection with its engagement, Moelis had previously identified a small group of public REITs with characteristics that made them attractive as potential strategic partners to Walter's Financing business, including factors such as the value of assets held and the markets on which their securities were traded. Mr. Burchett indicated to Mr. Bomberg that HCM was considering strategic alternatives, and directed Mr. Bomberg to KBW for further discussion. On May 7, 2008, Moelis approached KBW on Walter's behalf to discuss the possibility of Walter's Financing business entering into a strategic transaction with HCM. On May 12, 2008, HCM sent a confidentiality agreement to Walter, which was fully executed on May 15, 2008. Beginning on May 20, 2008, Mr. Burchett and Ms. Tavares of HCM, and Mr. Cauthen and Mr. Joseph Troy, an executive vice president of JWHHC, commenced discussions regarding their companies and market conditions, the complementary aspects of their businesses and the potential benefits of a strategic combination of the companies, and agreed to exchange confidential information pursuant to the confidentiality agreement. On June 2, 2008, HCM received a preliminary proposal from Walter. Walter proposed an all stock reverse merger structure in which HCM would issue shares of its common stock to Walter's shareholders equivalent to a 98% pro forma ownership in the surviving company on a fully diluted basis. This transaction would be contingent upon three conditions:

  •
  an agreement from Ramius that, upon closing, Ramius would extinguish its non-recourse loan to HCM;

  •
  the exchange of the trust preferred securities into HCM common stock prior to the merger; and

  •
  a 100% spin-off of JWHHC to Walter's common shareholders.

        On June 18, 2008, KBW conducted a telephonic conference call during which Moelis and WMC answered KBW's questions relating to WMC's historical financial statements and projections.

        On June 20, 2008, representatives from Walter and JWHHC (Messrs. Cauthen, Troy and William Batik, then Information Technology Manager for JWHHC, and Ms. Perez), Moelis and KBW met at HCM's offices in Edison, New Jersey to meet with the Chief Executive Officer and Chief Operating Officer of HCM to conduct due diligence and to discuss the preliminary proposal. After several weeks of negotiations, on July 10, 2008, Walter and HCM entered into a binding exclusivity agreement providing Walter with 45 days to exclusively negotiate with HCM and a non-binding term sheet outlining a proposed transaction whereby Spinco would be spun-off to Walter's stockholders and then merged into HCM.

        Following the execution of the exclusivity agreement and term sheet, HCM, Walter and JWHHC and their respective counsel and financial advisors began negotiations and drafting a merger agreement and related transaction documents. From July 10 through July 28, 2008, HCM and Walter discussed a break-up fee arrangement. HCM and Walter agreed that Walter would pay a break-up fee of $3 million if Walter unilaterally terminated the merger agreement before December 31, 2008. In addition, it was agreed that if the transaction was not consummated by December 31, 2008 or was not terminated before December 31, 2008, Walter would purchase from HCM the non-exclusive, non-transferable, perpetual license to use its mortgage related software/systems for $1 million on December 31, 2008. If Walter unilaterally terminated the merger agreement after December 31, 2008, Walter would pay a fee of $2 million to HCM. If HCM unilaterally terminated the merger agreement before December 31, 2008, HCM would pay Walter a break-up of $2 million, and if HCM were terminated the merger agreement on or after December 31, 2008, HCM would pay Walter a break-up fee of $3 million.

        During the same period, HCM and Walter discussed and agreed to a financing arrangement whereby Walter would extend a $5 million financing agreement, if necessary, to HCM in order to ensure that HCM had adequate liquidity to purchase agency mortgage securities to maintain its REIT status under the Code and its 1940 Act exemption prior to the effective time of the merger. In addition, during this period, HCM, Walter and JWHHC performed customary reciprocal due diligence. Further, during this period, HCM was negotiating the exchange agreements with the trust preferred securities holders because, otherwise, HCM would be obligated to pay approximately $4.5 million in accrued interest to the trust preferred securities holders on December 31, 2008 and January 31, 2009, respectively. HCM did not have sufficient funds to pay this obligation without an additional source of capital. HCM projected that the Company would not have sufficient liquidity to fund the cash portion needed to retire the trust preferred securities. Following discussions with HCM, Walter agreed to provide $2 million in cash to HCM and to receive in exchange an additional 0.5% pro forma ownership in the combined company on a fully diluted basis.

        On July 30, 2008, HCM's board of directors met with senior management of HCM and representatives of KBW to discuss the current market environment and the proposed transaction with Walter. KBW preliminarily advised the board of directors that it believed, subject to further review of final transaction terms and final due diligence, that it would be able to render an opinion that the proposed transaction on the discussed terms was fair from a financial point of view to HCM shareholders.

        At a meeting held on September 24, 2008, the HCM board of directors discussed the status of the merger and reviewed the terms of the loan and security agreement and the related securities account control agreement which are described under "Additional Agreements Between HCM, Walter, JWHHC, Spinco and Their Affiliates—Loan and Security Agreement" beginning on page 125 of this proxy statement/prospectus. The HCM board of directors unanimously approved both agreements because, among other reasons, HCM would be able to borrow the amounts needed to maintain its REIT compliance and its 1940 Act exemption. The securities account control agreement and the loan and security agreement were executed and delivered by Spinco and HCM (and, in the case of the securities account control agreement, RegionsBank) as of September 25, 2008, and September 26, 2008, respectively.

        On September 25, 2008, Walter and HCM completed their respective due diligence investigations. Through September 26, 2008, the parties and their advisors substantially completed the negotiation and documentation of the original merger agreement, the exchange agreements, the voting agreement, the software license agreement and the third amendment to the HCM stockholder protection rights agreement.

        At a meeting held on September 26, 2008, the HCM board of directors, representatives of HCM senior management and the board's advisors discussed the merger transaction and other recent developments at HCM. The management of HCM and the HCM board of directors reviewed the terms of the merger and related transactions as set forth in the merger agreement, the exchange agreements, the voting agreement, the software license agreement and the third amendment to the HCM stockholder protection rights agreement. The HCM directors unanimously agreed that pursuing a transaction with Walter's Financing business would be an attractive strategic and financial transaction for HCM in light of the deteriorating conditions and the increasingly severe business, operating, legal, political and regulatory environment in which HCM was operating, and it was noted that a transaction with Walter's Financing business would help to provide stability to HCM.

        At the September 26 meeting, representatives of KBW discussed financial matters relating to HCM, the mortgage banking environment, the merger transaction as set forth in the agreements mentioned above, and the merger consideration. In connection with the deliberation by the HCM board of directors, KBW rendered to the HCM board of directors its oral opinion, later confirmed in writing on October 28, 2008, the date of the execution and delivery of the amended and restated merger agreement, as described under "—Opinion of Keefe, Bruyette & Woods, Inc., Financial Advisor to HCM," beginning on page 65 of this proxy statement/prospectus, that, as of the date of their opinion, and based upon and subject to the factors and assumptions set forth in their opinion, the proposed merger consideration was fair to HCM's stockholders.

        Representatives of Thacher Proffitt & Wood LLP (HCM's legal advisor prior to January 1, 2009) discussed with the HCM board of directors the legal standards applicable to its decisions and actions with respect to its evaluation of the proposed transaction, and reviewed the legal terms of the merger agreement and the related agreements. Representatives of Thacher Proffitt & Wood LLP also discussed with the HCM board of directors the stockholder and regulatory approvals that would be required to complete the transaction, and the possible timeframe for receiving such approvals, and reviewed with the HCM board of directors resolutions relating to the proposed transaction.

        Following these discussions, and an extensive review and discussion among the members of the HCM board of directors, including consideration of the factors described under "—HCM's Reasons for the Merger;" and "—HCM's Board of Directors' Recommendation to HCM Stockholders," beginning on pages 63 and 65, respectively, of this proxy statement/prospectus, the HCM board of directors unanimously determined that the merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of HCM and its stockholders, and the HCM board of directors voted unanimously to approve the merger, to approve and adopt the merger agreement, and to approve the exchange agreements, the voting agreement and the software license agreement.

        From September 26, 2008, to September 30, 2008, HCM, Walter and JWHHC, and their advisors, completed the documentation for the merger, and on September 30, 2008, HCM, JWHHC and Walter executed and delivered the original merger agreement, JWHHC and HCM executed and delivered the software license agreement, HCM entered into the exchange agreements with Taberna and the Amster Parties, respectively, and HCM, Walter and JWHHC entered into the voting agreement with the stockholders party thereto.

        On October 28, 2008, Walter, JWHHC and HCM entered into the amended and restated merger agreement. Walter, JWHHC and HCM entered into the amended and restated merger agreement to simplify and clarify the formula used to determine the number of shares of Surviving Corporation common stock to be issued in the merger. This modification did not change the relative post-merger ownership of the Surviving Corporation by holders of equity interests in JWHHC and HCM, respectively, and therefore it will continue to be the case that, as a result of the merger, and subject to certain adjustments, holders of common stock of Walter on the Spin-off Record Date (by virtue of their ownership of Spinco Interests after the spin-off) and certain holders of options to acquire Spinco Interests will collectively own 98.5%, and HCM stockholders will collectively own 1.5%, of the shares of common stock of the Surviving Corporation outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation, in each case immediately after the effective time of the merger. In addition, the amended and restated merger agreement clarified that Walter would bear the cost of filing and other fees payable to the SEC and financial printer expenses incurred in connection with the registration statement on Form S-4 of HCM and this proxy statement/prospectus.

        On February 6, 2009, Walter, JWHHC, Spinco and HCM entered into the second amended and restated merger agreement to, among other things, extend the termination date of the agreement to June 30, 2009, and to reflect that Spinco and not JWHCC would own the Financing business of Walter at the effective time of the merger and would merge into HCM. Concurrently with the execution of the second amended and restated merger agreement, the exchange agreements with Taberna and the Amster Parties were amended to, among other things, extend the termination date of these agreements to June 26, 2009, for Taberna, and June 30, 2009, for the Amster Parties, and amendments and assignments of all other ancillary agreements were entered into or prepared in execution form to reflect that Spinco and not JWHHC would merge into HCM.

        On February 17, 2009, the merger agreement was further amended to eliminate Walter's and Spinco's right to waive the condition to closing relating to receipt by Walter of rulings from the IRS and an opinion from Walter's accountants in respect of the tax-free nature of the spin-off and certain other federal income tax consequences of the spin-off and merger.

HCM's Reasons for the Merger

        The HCM board of directors consulted with HCM management, as well as Thacher Proffitt & Wood LLP, its legal advisor prior to January 1, 2009, and KBW, its financial advisor, in its evaluation of the merger. In reaching its conclusion to approve and adopt the original merger agreement and in determining that the merger is advisable and in the best interests of HCM and its stockholders, the HCM board of directors considered a number of factors, including the following material factors:

  •
  its understanding of HCM's business, operations, financial condition, earnings and prospects as discussed above under "The Summary—HCM," "Background of the Merger" beginning on page 58 of this proxy statement/prospectus, and below under "Opinion of Keefe, Bruyette & Woods, Inc., Financial Advisor to HCM," beginning on page 65 of this proxy statement/prospectus, including in particular HCM's loss of liquidity, net losses, cash flow negative operations and other concerns, and potential strategic alternatives, and of Spinco's business, operations, financial condition, earnings and prospects;

  •
  the current and prospective environment in which HCM operates, which reflects challenging and uncertain mortgage industry conditions that the board of directors expected to continue in the near future, including:
  •
  highly constrained credit markets, including in particular greatly diminished availability of liquidity in the secondary mortgage markets;

  •
  increased level and rate of delinquency and default rates for mortgage loans;

  •
  lack of readily available sources of secured and unsecured financing and resulting liquidity at historical and reasonable cost levels;

    •
    lower levels of mortgage origination volumes;

    •
    uncertain and volatile valuations of mortgage loans and related assets; and

    •
    generally uncertain national and local economic conditions;

  •
  the competitive environment for the mortgage industry in particular, and the potential effects of this environment and other factors on HCM relative to Walter's Financing business;
  •
  the contacts and discussions from April 2008 to July 2008, between HCM and several other parties, all of which either declined to participate in the process or were unable to submit a viable proposal for acquiring or investing in HCM;

  •
  the HCM board of director's conclusion that HCM would be unable to be a viable business on a stand-alone basis in 2009 because of its substantial interest payment obligations under its trust preferred securities obligations;

  •
  the relative strength of the capital position, funding capabilities and liquidity of Walter's Financing business as compared to HCM, and the ability of the substantially larger and more diversified Surviving Corporation to weather continued economic and mortgage market weakness and further crises that might develop;

  •
  the fact that the merger consideration consists solely of shares of common stock of the Surviving Corporation and that, immediately after the merger, holders of Spinco Interests and Spinco option holders immediately prior to the merger will own 98.5%, and HCM's stockholders (including the Amster Parties) immediately prior to the merger will own 1.5% (approximately 0.66% by the Amster Parties and approximately 0.84% by the other HCM stockholders) of the shares of common stock of the Surviving Corporation outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation, in each case, immediately after the merger, which would allow HCM stockholders to participate in the improvement in the business and synergies of the complementary businesses resulting from the merger;

  •
  the fact that HCM directors and executive officers have interests in the merger that are in addition to their interests as HCM stockholders;

  •
  the reports to HCM's board of directors concerning the operations, financial condition and prospects of Spinco and the expected financial impact of the merger on the combined company, including pro forma assets, net worth and earnings;

  •
  the fact that Walter's Financing business is a large and successful mortgage business, and the HCM board of directors' belief that its substantial capital resources will provide strong support for HCM's existing operations, as well as possible future growth;

  •
  the need to obtain stockholder and regulatory approvals to complete the merger, and the likelihood that such approvals will be obtained;

  •
  the historical and current market prices of HCM's common stock as well as a valuation analysis of the combined company's stock price;

  •
  the terms of the merger agreement, including the provisions imposing restrictions on HCM from soliciting or pursuing alternative transactions and the termination fee HCM would be required to pay if the transaction agreement were terminated under certain circumstances, which could limit the willingness of a third party to propose a competing business combination transaction with HCM;

    •
    the expected tax treatment of the merger; and

    •
    the financial presentation of KBW, including its opinion to the HCM board of directors to the effect that, as of the date of the opinion, and based upon and subject to the factors and assumptions set forth in the opinion, the proposed merger consideration is fair from a financial point of view to HCM's stockholders. See "Opinion of Keefe, Bruyette & Woods, Inc., Financial Advisor to HCM" beginning on page 65 of this proxy statement/prospectus;

  •
  The HCM board of directors also identified and considered certain countervailing factors in its deliberations concerning the merger, including:
  •
  the substantial dilution to HCM's existing stockholders that will result from the Merger Issuance and the Exchange Issuance;

  •
  the Surviving Corporation's potential liabilities to Walter under the Tax Separation Agreement; and

  •
  the possibility that the merger may not be consummated and the potential adverse consequences if the merger is not completed.

        The foregoing discussion and the information and factors discussed by the HCM board of directors is not meant to be exhaustive but is believed to include all material factors considered by it in reaching a determination that the merger is fair, advisable and in the best interests of HCM and its stockholders. The HCM board of directors did not quantify or attach any particular weight to the various factors that it considered in reaching its determination that the terms of the merger are fair, advisable and in the best interests of HCM and its stockholders. Rather the HCM board of directors viewed its position as being based on the totality of the information presented to and considered by it. As a result of the consideration of the foregoing and other relevant considerations, the HCM board of directors determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair, advisable, and in the best interests of HCM and its stockholders.

HCM's Board of Directors' Recommendations to HCM Stockholders

        After careful consideration, the HCM board of directors unanimously recommends that holders of HCM common stock vote FOR the Merger Transactions, FOR each of the Charter Amendment Proposals, FOR the proposal to approve the Exchange Share Issuance, and FOR the proposal to approve the Plan Amendment, the approval of each of which is a condition to the obligations of Walter and Spinco to effect the merger, FOR the proposal to approve the 2009 Incentive Plan and FOR any motion to adjourn the special meeting to a later date or dates to solicit additional proxies for any or all of the foregoing proposals. For a more complete description of HCM's reasons for the merger and the recommendations of the HCM's board of directors, see "—HCM's Reasons for the Merger" above.

Opinion of Keefe, Bruyette & Woods, Inc., Financial Advisor to HCM

        HCM retained KBW in December 2007 to act as its financial advisor and engaged KBW to render a fairness opinion in July 2008 in connection with the transactions contemplated by the merger agreement. For its services, HCM has agreed to pay KBW an aggregate cash fee of $800,000 upon the closing of the merger. At the meeting of HCM's board of directors on September 26, 2008, KBW rendered its oral fairness opinion as to the transactions contemplated by the merger agreement. On October 28, 2008, the date on which the amended and restated merger agreement was executed and delivered, KBW rendered its written opinion that as of October 28, 2008, and subject to and based on the assumptions made, procedures followed, matters considered and limitations of the review undertaken in such opinion, the merger consideration in the merger agreement was fair, from a financial point of view, to HCM stockholders. KBW presented to the board its financial analyses performed in rendering its fairness opinion. KBW has consented to the inclusion of its opinion in this document.

        The full text of the written opinion of KBW dated October 28, 2008, is attached to this proxy statement/prospectus as Annex B. You are encouraged to read the opinion in its entirety, including the assumptions made, matters considered, procedures followed, and limitations upon the review undertaken in connection with such opinion.

        In arriving at its opinion, KBW reviewed and analyzed:

  •
  the merger agreement;

  •
  the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2007 of HCM;

  •
  certain interim reports to stockholders and Quarterly Reports on Form 10-Q of HCM; and certain other communications from HCM to its stockholders;

  •
  other financial information concerning the businesses and operations of HCM and JWHHC furnished to KBW by HCM and JWHHC for purposes of the analyses;

  •
  the exchange agreement between HCM and Taberna;

  •
  the exchange agreement between HCM and the Amster Parties;

  •
  the loan and security agreement between HCM and JWHHC;

  •
  the securities account control agreement among HCM, JWHHC and Regions Bank; and

  •
  the software license agreement between Hanover and JWHHC.

        In connection with its review, KBW assumed and relied upon the accuracy and completeness of the financial and other information and did not and does not assume any responsibility for, nor did it conduct, any independent verification of such information. KBW relied upon the assurances of the management of HCM and JWHHC that they were not aware of any facts or circumstances that would make such information about HCM and JWHHC inaccurate or misleading.

        KBW has been provided with prospective financial information for HCM and JWHHC by each of their managements, respectively. KBW discussed such prospective financial information, as well as the assumptions upon which they are based, with the management of each of HCM and JWHHC. KBW assumed that the forecasts, estimates, judgments, and all assumptions expressed by the management of each of HCM and JWHHC in such projections have been reasonably formulated and that they were the best available forecasts, estimates, judgments, allocations and assumptions of each of the respective managements of HCM and JWHHC regarding such projections. KBW discussed certain estimates for HCM and for JWHHC, and the reasonableness of the assumptions upon which they are based, with the management of HCM. The board of directors of HCM did not place any limitations on KBW in conducting its analysis of the merger in connection with rendering its fairness opinion. KBW has not conducted any physical inspection or assessment of the facilities or assets of HCM or JWHHC. In addition, KBW has not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of HCM or Walter's Financing business or any of their respective subsidiaries and has not been furnished with any such evaluations or appraisals.

        In rendering its opinion, KBW assumed that the merger will be consummated on the terms described in the merger agreement and the agreements contemplated thereby without waiver of any material terms or conditions, and that each party to the merger agreement and the agreements contemplated thereby will perform all of the covenants and agreements required to be performed by it thereunder without any consents or waivers of the other parties thereto. KBW also assumed that in the course of obtaining any necessary legal, regulatory or third party consents and/or approvals, no restrictions will be imposed or delay will be suffered that will have a material adverse effect on HCM, or on the merger or on other actions contemplated by the merger agreement in any way meaningful to KBW's analysis and that the merger agreement and the agreements contemplated thereby will not differ in any material respect from the drafts furnished to and reviewed by KBW. KBW further assumed, with HCM's consent, that there will be no financial impact related to Spinco's potential U.S. federal income tax liability for certain matters, as described in "Risk Factors—The Surviving Corporation may have substantial additional liability for U.S. federal income tax allegedly owed by Walter or Spinco for periods prior to the spin-off," beginning on page 44 of this proxy statement/prospectus.

        The summary set forth below does not purport to be a complete description of the analyses performed by KBW, but describes, in summary form, the material elements of the presentation that KBW made to HCM's board of directors, in connection with KBW's fairness opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, KBW considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. The analyses described below must be considered as a whole, and considering portions of these analyses, without considering all of them, would create an incomplete view of the process underlying KBW's analyses and opinion. KBW reached a single conclusion as to fairness based on its experience and professional judgment and its analysis as a whole. This fairness conclusion was communicated to the HCM board of directors. KBW does not, as part of its process, isolate various analyses and reach separate conclusions with respect to their relative significance and relevance.

        KBW chose to perform the financial analyses that it performed in connection with the transaction based on its experience and professional judgment. These analyses were performed solely as a part of KBW's analysis of the fairness, from a financial point of view, to HCM stockholders, as of the date of the opinion, of the merger consideration pursuant to the terms of the merger agreement and were conducted in connection with the delivery by KBW of its fairness opinion to the HCM board of directors.

Summary of KBW's Analyses

        In connection with rendering its opinion, KBW performed certain financial, comparative and other analyses as described below. In arriving at its opinion, KBW did not ascribe a specific range of value to HCM, but rather made its determination as to the fairness, from a financial point of view, to HCM stockholders of the consideration to be paid by HCM in a merger on the basis of financial and comparative analyses.

         Selected Transactions Analysis.    Using publicly available information and analysis prepared by KBW, KBW examined select mortgage-related transactions announced from April 2006 to March 2008 involving companies with similar types of operations and financial conditions as those of HCM. The selected transactions were:

Target	Acquiror
Option One	Ceberus Capital Management
Doral Financial	Bear Stearns Merchant Banking et al.
Accredited Home Lenders	LoneStar
Luminent Mortgage Capital	Arco Capital
New York Mortgage Trust	JMP Group. Inc.
Thornburg Mortgage	Various Investors

        In performing this analysis, KBW determined the market premium (defined as transaction price per share to market price 1-day prior to announcement) and the transaction price and book value per common share for each of the selected transactions. From this data, KBW developed a relevant multiple range. KBW used HCM's September 25, 2008 closing price as the market price and estimated book value per share assuming HCM would successfully restructure its balance sheet to calculate an implied equity value per share based on the combined range of the two metrics. The following table presents the most relevant analyses of these transactions:

	Low	High
1-Day Premium	(76)%	20%
Price as % of Book Value	2%	76%

        Because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between HCM's businesses, operations and prospects and those of the comparable acquired companies, KBW believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis. Accordingly, KBW also made qualitative judgments concerning differences between the characteristics of these transactions (including market conditions, rationale and circumstances surrounding each of the transactions, and the timing, type and size of each of the transactions) and the merger that could affect HCM's acquisition value.

        Based upon these judgements, KBW arrived at an implied valuation for HCM common shares ranging from $0.005 per share to $0.212 per share.

         Liquidation Analysis.    KBW conducted a liquidation analysis to determine the value per common share to stockholders in a liquidation event. This analysis, based on the estimates of management on the values of HCM's assets and liabilities, resulted in an implied valuation for HCM common shares of $0.00 per share.

Valuation of HCM on a Pro Forma Basis

        In conducting its analysis, KBW used two methodologies to determine the valuation of HCM as a pro forma entity. The two methodologies used to determine the value of HCM on a pro forma basis included: comparable companies analysis and discounted cash flow analysis. Each individual methodology was not given a specific weight, nor can it be viewed individually. Each of these analyses yielded a range of implied equity values, and therefore, such implied equity value ranges developed from these analyses must be viewed collectively and not individually.

         Comparable Companies Analysis.    KBW compared financial and stock market data of HCM to the following publicly traded companies:

CHIMERA INVESTMENT CORP.                        REDWOOD TRUST, INC.

        The multiples and ratios of each of the selected publicly traded companies were based upon the most recent publicly available information including consensus estimates provided by First Call. KBW analyzed two multiples, price/book value and 2008E dividend yield. The market price per share used for this analysis was the closing price for the comparable companies on September 25, 2008. KBW applied the two multiples to the pro forma company book value and the 2009E dividend per management estimates.

        The following table presents the analyses of the selected publicly traded companies:

	Low		High
Price/Book Value per Share	0.65	x	1.50	x
2008E Dividend Yield	10.7%		11.7%

        KBW developed a range of implied equity values per share of HCM of $0.42 to $0.59 using the median of the referenced multiple range for both price/book value per share and 2008E dividend yield.

        With regard to the comparable companies analysis summarized above, KBW selected comparable publicly traded companies on the basis of the similarity of the lines of business. No public company used as a comparison, however, is identical to HCM or the pro forma company. Accordingly, these analyses are not purely mathematical, but also involve complex considerations and judgments concerning the differences in financial and operating characteristics of the comparable companies and other factors. These factors could affect the public trading value of the comparable companies to which HCM is being compared.

         Discounted Cash Flow Analysis.    KBW performed a discounted cash flow analysis to calculate the estimated present value of the pro forma company's common stock. The estimated present value of the pro forma company's equity value was calculated by adding (i) the present value of dividendable earnings of the pro forma company and (ii) the present value of the "terminal value" of the common stock. For estimating the valuation range, the cash flows were modeled based on management projections from December 31, 2008 through December 31, 2011. In calculating the terminal value of the pro forma company's common stock, KBW applied multiples ranging from 0.60x to 1.20x (based on comparable trading companies price to book value) to the pro forma company's 2011 projected book value on the assumptions described above. The projected dividend and the terminal value were then discounted back to December 31, 2008 using discount rates ranging from 12.5% to 20.0% (Based on CAPM, Ibbotson Associates size premium and peer median 3-year beta). Based on the above assumptions, KBW calculated a range of implied equity value of $0.26 to $0.46 per share of the pro forma company's common stock.

        KBW stated that the discounted cash flow present value analysis is a widely used valuation methodology, but noted that it relies on numerous assumptions including company projections, earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of post-merger HCM common stock.

        In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond HCM's control. No company, transaction or business used in the analyses described above is identical to HCM or the proposed merger. Any estimates contained in KBW's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. The analyses performed were prepared solely as a part of KBW's analysis of the fairness, from a financial point of view, to HCM and its stockholders, of the aggregate merger consideration to be paid by HCM as of the date of the opinion, and subject to and based on the assumptions made, procedures followed, matters considered and limitations of the review undertaken. KBW gave an oral opinion at the meeting of HCM's board of directors on September 26, 2008 that the aggregate merger consideration to be paid by HCM pursuant to the terms of the merger agreement was fair, from a financial point of view, to HCM and its stockholders. KBW's oral opinion was subsequently confirmed in writing on October 28, 2008, the date on which the amended and restated merger agreement was executed and delivered, to the HCM board of directors. KBW's analyses do not purport to be appraisals or to reflect the prices at which HCM common stock might actually trade. The consideration to be paid by HCM pursuant to the merger agreement was determined through negotiations among HCM, Walter and Spinco and members of their respective senior management teams and their respective advisors, and was unanimously approved by the HCM board of directors. KBW did not recommend any specific consideration to the HCM board or that any given consideration constituted the only appropriate consideration for the merger.

        KBW's opinion is necessarily based on economic, market, financial and other conditions as they exist on, and can be evaluated as of, the date thereof. Although subsequent developments may affect its opinion, KBW does not have any obligation to update, revise or reaffirm its opinion. KBW's opinion does not address the merits of the underlying decision by HCM to enter into the merger agreement, including the relative merits of the merger compared with other business strategies or transactions that may have been considered by HCM's management, its board of directors or any committee thereof. KBW did not express any opinion with respect to the prices at which HCM common stock will trade following the announcement of the merger or the prices at which HCM common stock will trade following the consummation of the merger.

        KBW's fairness opinion is for the information and use of the board of directors of HCM in connection with its consideration of the merger. Its fairness opinion does not and shall not constitute a recommendation to any holder of shares of HCM common stock as to how such holder should vote in connection with the merger agreement or any other matter related thereto.

Walter's Reasons for Spin-off and Merger

        Walter has determined that separating Spinco and the Financing business from Walter is in the best interests of Walter and its stockholders. The following potential benefits were considered by Walter in making the determination to effect the spin-off:

  •
  allowing each company to separately pursue the business strategies that best suit its long-term interests;

  •
  creating separate companies that have different financial characteristics, which may appeal to different investor bases;

  •
  creating opportunities to more efficiently develop and finance ongoing operations and future acquisitions;

  •
  creating effective management incentives tied to the relevant company's performance;

  •
  resolving concerns regarding the allocation of scarce resources within the organizations; and

  •
  rationalizing capital structures for the different businesses.

Board of Directors and Management of the Surviving Corporation

        The board of directors of the Surviving Corporation will initially consist of seven directors, of which six will be designated by Spinco and one by HCM. HCM's designee is John A. Burchett, HCM's current Chairman, President and Chief Executive Officer. Spinco's designees are Michael T. Tokarz, Walter's Chairman, Mark J. O'Brien, currently Chairman and Chief Executive Officer of Spinco and a director of Walter, Denmar J. Dixon and William J. Meurer, each a member of JWHHC's board of managers, Shannon E. Smith and Ellyn L. Brown. Mr. O'Brien will be the Chairman and Chief Executive Officer of the Surviving Corporation, Charles E. Cauthen, currently President of Walter Mortgage Company, will be President and Chief Operating Officer of the Surviving Corporation and Kimberly Perez, currently Executive Vice President and Chief Financial Officer of WMC, will become Chief Financial Officer of the Surviving Corporation. Other members of senior management will be determined by the Surviving Corporation's board of directors. However, the merger agreement provides that Mr. Burchett and Irma N. Tavares, HCM's current Chief Operating Officer, Managing Director and a director will each serve in a senior management capacity at the Surviving Corporation or one or more of its subsidiaries with an initial focus on generating fee income through HCP-2, HCM's principal taxable REIT subsidiary.

Interests of Certain Persons in the Merger

        When considering the recommendations of the HCM board of directors with respect to the approval of the Merger Transactions, the Charter Amendment, the Exchange Share Issuance and the Plan Amendment, HCM stockholders should be aware that some HCM stockholders, directors and officers have interests in the merger that are different from, or are in addition to, the interests of other HCM stockholders. Pursuant to the merger agreement, John A. Burchett, currently Chairman, President, and Chief Executive Officer of HCM will be appointed to the board of directors of the Surviving Corporation and, along with Irma N. Tavares, currently Chief Operating Officer, Managing Director and a director of HCM, will be appointed to serve in a senior management capacity at the Surviving Corporation or one or more of its subsidiaries. In addition, pursuant to the voting agreement, each of Mr. Burchett and Ms. Tavares, is required to vote his or her shares of HCM common stock in favor of the proposals set forth in this proxy statement/prospectus. The Amster Parties are also required to vote their shares of HCM common stock in favor of the proposals set forth in this proxy statement/prospectus pursuant to the voting agreement, and each of the Amster Parties will receive payments of HCM common stock and cash in connection with the exchange transactions. Finally, several of HCM's executives, including Mr. Burchett and Ms. Tavares, have been offered retention agreements guaranteeing certain levels of compensation if they agree to continue their employment with the Surviving Corporation for specific periods following the effective time of the merger, as described in more detail below under "The Transactions—Other Agreements".

Agreements with Messrs. O'Brien and Cauthen

        JWHHC and, as of December 23, 2008, each of Messrs. Mark O'Brien, Charles Cauthen and Ms. Perez, entered into employment agreements. Pursuant to these agreements, Mr. O'Brien will continue to serve as Chairman of the board of directors and Chief Executive Officer of JWHHC, Mr. Cauthen will continue to serve as the President and Chief Operating Officer of JWHHC and Ms. Perez will continue to serve as Chief Financial Officer of JWHHC. JWHHC intends to assign to Spinco its rights and obligations under each of these agreements and each of JWHHC's benefit plans prior to the Spin-off.

Mark O'Brien

        Mr. O'Brien will continue to serve as Chairman of the board of directors and Chief Executive Officer of JWHHC. Mr. O'Brien's letter agreement provides for a term of three years commencing on October 1, 2008. Under his agreement, Mr. O'Brien is entitled to an annual base salary of $500,000, subject to such periodic increases as may be approved by the compensation committee of the board of directors of JWHHC. Mr. O'Brien also is entitled to an annual target bonus of 75% of his base salary, with a potential maximum annual bonus payment of 200% of base salary or $1 million. In addition, Mr. O'Brien is entitled to participate in JWHHC's group life and health insurance benefit plans and retirement plan generally applicable to similarly situated executives of JWHHC. Mr. O'Brien is entitled to four weeks of vacation annually as well as reimbursement of reasonable out-of-pocket business expenses, along with a monthly auto allowance of $2,000. Mr. O'Brien is also entitled to participate in the JWHHC long term incentive plan, with an annual incentive opportunity of $600,000. Vesting of the awards under the Surviving Corporation's long term incentive plan will accelerate upon Mr. O'Brien's death, disability, termination of his employment by the Surviving Corporation without cause, his constructive termination, or upon a change in ownership or effective control of the Surviving Corporation or in the ownership of a substantial portion of the assets of the Surviving Corporation within the meaning of Treas. Reg. 1.409A-3(i)(5). As contemplated in the merger agreement, as of the effective time of the merger, Mr. O'Brien shall be entitled to a fully vested equity award (as of the effective time of the merger) equal to 2.5% of the total outstanding equity of the Surviving Corporation to be issued no earlier than the third anniversary of the effective time of the merger. In addition, Mr. O'Brien is entitled to receive dividend equivalents in cash until the end of the deferral period. In accordance with Treas. Reg. 1.409A-3(e), the dividend equivalents will be treated separately from Mr. O'Brien's right to the 2.5% stock interest and the dividend equivalents, if any, must be paid contemporaneously with actual dividends, if any, but at least annually. Notwithstanding the foregoing, the deferral period will terminate and the Surviving Corporation will immediately issue to Mr. O'Brien (or his estate, as applicable) the 2.5% stock interest upon his death or disability, upon his involuntary termination of employment for any reason other than for cause, or upon a change in the ownership or effective control of the Surviving Corporation or in the ownership of a substantial portion of the assets of the Surviving Corporation within the meaning of Treas. Reg. 1.409A-3(i)(5). In the event of termination other than for cause, resignation following a significant diminution in pay or responsibilities, a material breach of the terms of the agreement, disability, death, or a forced relocation of more than 50 miles from JWHHC's, Tampa, Florida location, Mr. O'Brien will be entitled to continued participation in JWHHC's benefit plans until the earlier of (i) the 18 month anniversary of the termination date or (ii) the date on which he becomes eligible to receive comparable benefits from subsequent employment. Mr. O'Brien's agreement also provides that for a period of eighteen months following any termination of employment thereunder, he will be bound by non-competition and non-solicitation provisions. Mr. O'Brien will also be bound by a non-disparagement provision following his termination of employment under this agreement for any reason for as long as JWHHC or any affiliate, successor or assigns carries on the same business. If any payment under the agreement or any other agreement with JWHHC results in the imposition of any excise or additional tax on Mr. O'Brien, JWHHC will make an additional payment to Mr. O'Brien to cover the full cost of such excise or additional tax payment so that he is in the same after-tax position had he not been subject to the excise or additional tax.

Charles Cauthen

        Mr. Cauthen will continue to serve as the President and Chief Operating Officer of JWHHC under his agreement commencing on October 1, 2008. Under his agreement, which has no specified duration, Mr. Cauthen is entitled to an annual base salary of $400,000, subject to such periodic adjustments as may be approved by the compensation committee of the board of directors of JWHHC. Mr. Cauthen is also entitled to an annual target bonus payment of 70% of his base salary. Mr. Cauthen is also entitled to participate in JWHHC's group life and health insurance benefit plans and retirement plan generally applicable to similarly situated executives. In addition, Mr. Cauthen is entitled to 30 days of vacation annually as well as reimbursement of reasonable out-of-pocket business expenses, along with a monthly auto allowance of $1,500. Mr. Cauthen is entitled to participate in the JWHHC long term incentive plan, with an annual incentive opportunity of $400,000. As contemplated in the merger agreement, Mr. Cauthen shall be entitled to a fully vested equity award (as of the effective time of the merger) equal to 0.833% of the total outstanding equity of the Surviving Corporation to be issued no earlier than the third anniversary of the effective time of the merger. In addition, Mr. Cauthen is entitled to receive dividend equivalents in cash until the end of the deferral period. In accordance with Treas. Reg. 1.409A-3(e), the dividend equivalents will be treated separately from Mr. Cauthen's right to the 0.833% stock interest and the dividend equivalents, if any, must be paid contemporaneously with actual dividends, if any, but at least annually. In the event of termination other than for cause, resignation following a significant diminution in pay or responsibilities, a material breach of the terms of the agreement, or a forced relocation of more than 50 miles from JWHHC's, Tampa, Florida location, Mr. Cauthen will be entitled to (a) eighteen months of base salary continuation and target bonus, including his monthly auto allowance, and (b) continued participation in JWHHC's benefit plans until the earlier of (i) the 18 month anniversary of the termination date or (ii) the date on which he becomes eligible to receive comparable benefits from subsequent employment. Mr. Cauthen's agreement also provides that for a period of eighteen months following any termination of employment thereunder he will be bound by non-competition and non-solicitation provisions. Mr. Cauthen will also be bound by a non-disparagement provision following his termination of employment under this agreement for any reason for as long as JWHHC or any affiliate, successor or assigns carries on the same business. If any payment under the letter agreement or any other agreement with JWHHC results in the imposition of any excise or additional tax on Mr. Cauthen, JWHHC will make an additional payment to Mr. Cauthen to cover the full cost of such excise or additional tax payment so that he is in the same after-tax position had he not been subject to the excise or additional tax.

Kimberly Perez

        Ms. Perez will continue to serve as the Chief Financial Officer of JWHHC under her agreement dated December 23, 2008. Under her agreement, which has no specified duration, Ms. Perez is entitled to an annual base salary of $211,010, subject to such periodic adjustments as may be approved by the compensation committee of the board of directors of JWHHC; provided that as of the effective time of the merger Ms. Perez's base salary shall be increased to $236,010. Ms. Perez is also entitled to an annual target bonus payment of 60% of her base salary. Ms. Perez is also entitled to participate in JWHHC's group life and health insurance benefit plans and retirement plan generally applicable to similarly situated executives. In addition, Ms. Perez is entitled to four weeks of vacation annually as well as reimbursement of reasonable out-of-pocket business expenses, along with a monthly auto allowance of $1,000. Ms. Perez is entitled to participate in the JWHHC long term incentive plan. In the event of termination other than for cause, resignation following a significant diminution in duties or responsibilities, a material breach of the terms of the agreement, or a forced relocation of more than 50 miles from JWHHC's, Tampa, Florida location, Ms. Perez will be entitled to (a) twelve months of base salary continuation and target bonus, including her monthly auto allowance, and (b) continued participation in JWHHC's benefit plans until the earlier of (i) the 12 month anniversary of the termination date or (ii) the date on which she becomes eligible to receive comparable benefits from subsequent employment. Ms. Perez's agreement also provides that for a period of twelve months following any termination of employment thereunder she will be bound by non-competition and non-solicitation provisions. Ms. Perez will also be bound by a non-disparagement provision following her termination of employment under this agreement for any reason for as long as JWHHC or any affiliate, successor or assigns carries on the same business. If any payment under the letter agreement or any other agreement with JWHHC results in the imposition of any excise or additional tax on Ms. Perez, JWHHC will make an additional payment to Ms. Perez to cover the full cost of such excise or additional tax payment so that she is in the same after-tax position had she not been subject to the excise or additional tax.

Agreements with Mr. Burchett and Ms. Tavares

        On September 30, 2008, HCM and each of John A. Burchett, HCM's current Chairman, President and Chief Executive Officer, and Irma N. Tavares, HCM's current Chief Operating Officer, Managing Director and a director, entered into amended employment agreements, as further amended on February 12, 2009, to reflect the Second Amended and Restated Merger Agreement and Plan of Merger and any subsequent amendments. These agreements are designed to encourage the executive's full attention and dedication to HCM in the event of any threatened or pending change in control. These agreements provide for an annual base salary of $393,585.00 for Mr. Burchett and $319,625.52 for Ms. Tavares. These base salaries could be increased, but not decreased, annually at the discretion of the compensation committee of HCM or the Surviving Corporation for merit increases and other salary adjustments, among other things. Each of these employment agreements has a three-year term. Each of Mr. Burchett and Ms. Tavares is entitled to participate in any and all bonus plans adopted by the board of directors or compensation committee of HCM or the Surviving Corporation for executive officers of

HCM, as well as the 1997 Executive and Non-Employee Director Stock Option Plan (which has since expired) and the 1999 Equity Incentive Plan and any and all other equity compensation plans adopted by the board of directors of HCM or the Surviving Corporation for the employees of the HCM and its subsidiaries. Mr. Burchett is also entitled to $2 million in term life insurance and Ms. Tavares is entitled to $1.5 million in term life insurance. In addition, these officers are entitled to club dues and Disability Insurance Supplements as defined in the agreements. See "Compensation of Executive Officers of the Surviving Corporation—Employment Agreements/Retention Agreements—Employment/Retention Agreements of Named Executive Officers Employed by HCM," beginning on page 219 of this proxy statement/prospectus for a detailed discussion of the new employment agreements of Mr. Burchett and Ms. Tavares. Under these agreements, these executive officers would be entitled to certain payments and benefits if a change in control were to occur and HCM or its affiliates terminated the executive's employment without "cause" or the executive terminated his employment with HCM or its affiliates for "good reason" following such change in control. Pursuant to the terms of the agreements, Mr. Burchett's and Ms. Tavares's duties and responsibilities following the merger will be to assist HCM and Spinco in the post-merger integration process. The amended and restated employment agreements eliminate the one-year "non-competition" covenants in the employment agreements and also extend the period (from 90 days following a change in control to twelve months following a change in control) during which Mr. Burchett and Ms. Tavares may terminate employment following a change in control due to "good reason" and remain entitled to receive the severance benefits as provided in the prior employment agreements. In addition the agreements provide that if the merger does not occur, the prior employment agreements of Mr. Burchett and Ms. Tavares will remain in effect, and the newly amended and restated employment agreements will be null and void.

Other Agreements

        In connection with the execution of the original merger agreement, HCM entered into second amended and restated retention agreements (the "Second Amended and Restated Retention Agreements") with its Chief Financial Officer and Treasurer, Harold F. McElraft, its Managing Director and Portfolio Manager, James Strickler and its Vice President and General Counsel, Suzette N. Berrios. The Second Amended and Restated Retention Agreements provide for, among other things, a severance payment of twelve (12) months base salary for Mr. Strickler and six (6) months base salary for Mr. McElraft and Ms. Berrios upon the occurrence of certain specified events, including termination by HCM without good cause and termination by HCM following a change in control. These Second Amended and Restated Retention Agreements provide for severance payments of $278,435, $138,910 and $98,300 for Mr. Strickler, Mr. McElraft and Ms. Berrios, respectively. The Second Amended and Restated Retention Agreements also provided for the payment of cash retention bonuses of $75,000, $55,564 and $39,320 for Mr. Strickler, Mr. McElraft and Ms. Berrios, respectively ("Retention Bonuses"), which cash payment shall be made, subject to the executive's continued employment, at the earliest of (i) May 31, 2009 (Ms. Berrios and Mr. McElraft), December 31, 2009 (Mr. Strickler) or (ii) upon the occurrence of certain specified termination events, including termination by HCM without good cause and termination by HCM following a change in control. Mr. Strickler's, Mr. McElraft's and Ms. Berrios' Second Amended and Restated Retention Agreements did not otherwise materially modify their retention arrangements. HCM management and their affiliates owned approximately 11.1% of the shares of HCM common stock outstanding on January 31, 2009.

Accounting Treatment

        The merger will be accounted for as an acquisition by Spinco of HCM under the purchase method of accounting according to U.S. generally accepted accounting principles.

No Appraisal Rights

        Under the General Corporation Law of the State of Delaware and the Limited Liability Company Act of Delaware, respectively, no holder of Walter common stock or member of Spinco has appraisal rights in connection with the merger.

        Under the MGCL, a stockholder is entitled to demand and receive payment of the fair value of its stock from the successor in a merger unless, among other exceptions, (a) the stock is listed on a national securities exchange or (b) the stock is that of the surviving corporation in a merger so long as (i) if the merger alters the contract rights of the corporation, the charter reserves the right to do so and (ii) the stockholder will not receive merger consideration in a form other than stock of the surviving corporation or cash in lieu of fractional shares. The holders of HCM common stock do not have appraisal rights in connection with the merger, because (a) HCM's common stock is listed on NYSE Alternext and (b) HCM is the surviving corporation in the merger, HCM stockholders will receive only stock of the Surviving Corporation and cash in lieu of fractional shares and the contract rights of HCM's common stock will not be altered as a result of the merger.

Dividend Policy of HCM and the Surviving Corporation

        HCM operates as a REIT and is required to pay dividends equal to at least 90% of its REIT taxable income. HCM's current dividend policy is to pay dividends and other distributions to its stockholders of all or substantially all of its taxable income in each year to qualify for the tax benefits accorded to a REIT under the Code. All distributions are made at the discretion of its board of directors and depend on HCM's earnings, both tax and GAAP, financial condition, maintenance of REIT status and such other factors as the board of directors deems relevant. Given that the Surviving Corporation will continue to be a REIT, the dividend policy of the Surviving Corporation will be substantially similar to HCM's current dividend policy.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following general discussion sets forth the material U.S. federal income tax consequences of the spin-off, the taxable dividend, the merger, the Surviving Corporation's taxation as a REIT, and the ownership of Surviving Corporation common stock to holders of Walter common stock and holders of HCM common stock as of the date hereof and, to the extent that the discussion relates to matters of U.S. federal income tax law, it represents the opinion of Sonnenschein Nath & Rosenthal LLP. This discussion is based upon the Code, the regulations promulgated thereunder and court and administrative rulings and decisions in effect on the date of this document. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax.

        This discussion addresses only those holders that hold their shares of Walter common stock (and their Spinco Interests, which are to be held by a third party exchange agent for the benefit of Walter stockholders), their shares of HCM common stock, and their shares of Surviving Corporation common stock, as applicable, as a "capital asset" within the meaning of Section 1221 of the Code. Further, unless otherwise indicated, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

  •
  a financial institution;

  •
  a tax-exempt organization;

  •
  an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

  •
  an insurance company;

  •
  a mutual fund;

  •
  a dealer in stocks and securities, or foreign currencies;

  •
  a trader in securities who elects the mark-to-market method of accounting for your securities;

  •
  a holder of Walter common stock, HCM common stock or Surviving Corporation common stock subject to the alternative minimum tax provisions of the Code;

  •
  a holder of Walter common stock, HCM common stock or Surviving Corporation common stock who received such stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation;

  •
  a foreign person;

  •
  a person that perfects appraisal rights;

  •
  a person that has a functional currency other than the U.S. dollar; or

  •
  a holder of Walter common stock, HCM common stock or Surviving Corporation common stock who holds such stock as part of a hedge, straddle, a constructive sale or conversion transaction.

        All holders should consult their own tax advisors concerning the specific tax consequences of the spin-off, the taxable dividend, the merger and the ownership of Surviving Corporation common stock in light of their particular circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor.

Material U.S. Federal Income Tax Consequences of the Spin-off, the Taxable Dividend and the Merger

The Spin-off

        Walter expects to receive a ruling from the IRS to the effect that the spin-off will qualify as a tax-free transaction under Section 355 of the Code. Although letter rulings are generally binding on the

IRS, the continuing validity of a ruling is subject to factual representations and assumptions contained in the letter ruling. Walter and Spinco are not aware of any facts or circumstances that would cause the representations and assumptions on which they expect the ruling to be based to be incorrect.

        In connection with obtaining the ruling, Walter expects to obtain an opinion from PwC that certain required qualifying conditions for the application of Section 355 to the spin-off should be satisfied. An opinion of independent tax accountants is not binding on the IRS or the courts. The opinion of PwC will be based on, among other things, current tax law and assumptions and representations as to factual matters made by Walter and Spinco, which if incorrect in certain material respects, would jeopardize the conclusions reached by PwC in its opinion. Walter and Spinco are not currently aware of any facts or circumstances that would cause these assumptions and representations to be untrue or incorrect in any material respect or that would jeopardize the conclusions reached by PwC in its opinion.

        On February 17, 2009, the merger agreement was amended to eliminate Walter's and Spinco's right to waive the condition to closing relating to receipt by Walter of rulings from the IRS and an opinion from Walter's accountants in respect of the tax-free nature of the spin-off and certain other federal income tax consequences of the spin-off and merger.

        On the basis of the expected receipt of the ruling and the opinion Walter expects to receive in connection therewith (and on the basis of the representations and assumptions on which the ruling and opinion are based) and assuming that the spin-off qualifies as a tax-free transaction under Section 355 of the Code:

  •
  holders of Walter common stock will not recognize any income, gain or loss as a result of the spin-off;

  •
  holders of Walter common stock will apportion the tax basis of their Walter common stock between such Walter common stock and the Spinco Interests received by such holders in the spin-off in proportion to the relative fair market values of such stock and such interests at the time of the spin-off;

  •
  the holding period for the Spinco Interests received in the spin-off by holders of Walter common stock will include the period during which such holders held the Walter common stock with respect to which the spin-off was made; and

  •
  neither Walter nor Spinco will recognize gain or loss as a result of the spin-off.

        If the distribution were not to qualify as a tax-free spin-off, each Walter stockholder receiving Spinco Interests in the spin-off would be treated as if such stockholder had received a taxable distribution in an amount equal to the fair market value of the Spinco Interests received, which would result in (1) a dividend to the extent of such stockholder's pro rata share of Walter's current and accumulated earnings and profits, (2) a reduction in such stockholder's basis in Walter common stock to the extent the amount received exceeds such stockholder's share of earnings and profits and (3) a gain to the extent the amount received exceeds the sum of the amount treated as a dividend and the stockholder's basis in the Walter common stock. Any such gain will generally be capital gain. In addition, Walter would recognize a taxable gain to the extent the fair market value of the Spinco Interests exceeded Walter's tax basis in such interests.

        Even if the spin-off otherwise qualifies for tax-free treatment under Section 355 of the Code, Walter could recognize taxable gain if the spin-off is determined to be part of a plan or series of related transactions pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest in either Walter or Spinco. Under the Code, any acquisitions of Walter or Spinco within the four-year period beginning two years before the date of the spin-off are presumed to be part of such a plan. Even if these rules were to apply to cause the spin-off to be taxable to Walter, it would remain tax-free to Walter stockholders. Because the Walter stockholders will own more than 50% of Surviving Corporation stock following the merger, the merger, standing alone, will not make the spin-off taxable to Walter.

        The Tax Separation Agreement will preclude Spinco (and the Surviving Corporation as successor to Spinco) from engaging in certain actions following the spin-off unless it first obtains either a tax opinion acceptable to Walter or an IRS ruling to the effect that such transactions will not result in additional taxes.

        The Tax Separation Agreement will further require the Surviving Corporation to indemnify Walter for any resulting taxes regardless of whether the Surviving Corporation first obtains such opinion or ruling. As a result of these restrictions, the Surviving Corporation may be unable to engage in strategic or capital raising transactions that holders of Surviving Corporation common stock might consider favorable, or to structure potential transactions in the manner most favorable to the Surviving Corporation. See "Additional Agreements Between HCM, Walter, JWHHC, Spinco and Their Affiliates—Tax Separation Agreement" beginning on page 126 of this proxy statement/prospectus.

        Current Treasury regulations require each Walter stockholder who receives Spinco Interests pursuant to the spin-off to attach to his or her U.S. federal income tax return for the year in which the spin-off occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Code to the spin-off. Walter will provide the appropriate information to each stockholder of record.

The Taxable Dividend

        Immediately following the spin-off and prior to the merger, Spinco intends to make a taxable distribution of cash and Spinco Interests to Walter stockholders as of the Spin-off Record Date entitled to receive Spinco Interests in the spin-off, with the precise ratio of cash and Spinco Interests to be determined pursuant to an election by such stockholders (and subject to a cap on the amount of cash available for distribution). The total amount of the taxable distribution will be at least equal to Spinco's allocated earnings and profits, as determined under U.S. federal income tax principles. Walter is seeking a ruling to the effect that such distribution will be treated as a distribution of property to which Sections 301 and 305 of the Code applies. To the extent that this distribution is paid by Spinco out of its current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and on the basis of the expected receipt of the ruling, the distribution will be treated as a taxable dividend for U.S. federal income tax purposes. Such dividend will be eligible for the dividends-received deduction if received by an otherwise qualifying corporate holder that meets the holding period and other requirements for the dividends-received deduction. For tax years beginning before 2011, non-corporate holders that receive dividends on Spinco Interests are eligible for the reduced income tax rate of 15% or less if certain requirements are satisfied. If the distribution is in excess of Spinco's current and accumulated earnings and profits, it will first be applied to reduce the holder's tax basis in the Spinco Interests, and the amount in excess of the holder's tax basis will be treated as gain from the sale or exchange of the holder's Spinco Interest. A holder's tax basis in the Spinco Interests received in the taxable dividend will equal its fair market value as of the date of the distribution, and the holder's holding period in such Spinco Interests will begin on the date of the distribution.

        The distribution may be considered an "extraordinary" dividend, under certain U.S. federal income tax rules relating to extraordinary distributions by corporations, depending on the facts and circumstances of the Walter stockholder. Treatment of the distribution as extraordinary may affect a corporate stockholder's tax basis in the Spinco Interests, and, consequently, in the Surviving Corporation common stock it receives in the merger. With respect to an individual stockholder, treatment of the distribution as extraordinary may affect the tax characterization of a sale of his or her Surviving Corporation common stock. Walter stockholders are urged to consult with their own tax advisors regarding the applicability of the rules relating to extraordinary dividends.

The Merger

  Consequences to Holders of Spinco Interests

        The parties have structured the merger to qualify as a reorganization for U.S. federal income tax purposes. It is a condition to the completion of the merger that Walter and Spinco receive an opinion from Simpson Thacher & Bartlett LLP, dated the closing date of the merger, to the effect that the merger constitutes a "reorganization" within the meaning of Section 368(a) of the Code, and that HCM receive an opinion from Sonnenschein Nath & Rosenthal LLP, dated the closing date of the merger, to the same effect. These opinions will be based on representation letters provided by Walter, Spinco and HCM, and on customary factual assumptions, all of which must be true and accurate in all material respects as of the effective time of the merger.

        Assuming that these representation letters and customary factual assumptions are true and accurate in all material respects as of the effective time of the merger, it is the opinion of Sonnenschein Nath & Rosenthal LLP that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Upon the exchange of Spinco Interests for Surviving Corporation common stock, Walter stockholders will not generally recognize gain or loss for U.S. federal income tax purposes. The aggregate tax basis of Walter stockholders in the shares of Surviving Corporation common stock received in the merger (including fractional shares deemed received and redeemed as described below) will equal the aggregate adjusted tax basis in the Spinco Interests surrendered by a Walter stockholder, as determined above under "—Material U.S. Federal Income Tax Consequences of the Spin-off." The holding period for the shares of Surviving Corporation common stock received in the merger by a Walter stockholder (including fractional shares deemed received and redeemed as described below) will include the holding period for the Spinco Interests surrendered in the exchange by a Walter stockholder, as determined above under "The Spin-off." The amount of Surviving Corporation common stock received in the merger includes any fractional share of Surviving Corporation common stock deemed to be received prior to the exchange of such share for cash, as discussed immediately below.

        A Walter stockholder who receives cash instead of a fractional share of Surviving Corporation common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder's aggregate adjusted tax basis of the Spinco Interests exchanged in the merger which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such Spinco Interests is more than one year at the effective time of the merger (taking into account the Walter stockholder's holding period in the Walter stock, as described above under "The Spin-off").

        If you are a non-corporate Walter stockholder, you may be subject to information reporting and backup withholding on any cash payments you receive in lieu of fractional shares of Surviving Corporation common stock. You generally will not be subject to backup withholding, however, if you:

  •
  furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal you will receive; or

  •
  are otherwise exempt from backup withholding.

        Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you furnish the required information to the IRS.

        If you receive shares of Surviving Corporation common stock as a result of the merger, you will be required to retain records pertaining to the merger and you will be required to file with your U.S.

federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

  Consequences to Holders of HCM Common Stock

        As described further under "The Transactions—Calculation of Merger Consideration," every 50 shares of HCM common stock issued and outstanding immediately prior to the effective time of the merger will be combined into one share of common stock of the Surviving Corporation in the HCM share combination. Assuming the receipt by HCM stockholders of Surviving Corporation common stock in the HCM share combination is treated as occurring pursuant to a "reorganization" within the meaning of Section 368(a) of the Code, HCM stockholders will not recognize gain or loss for U.S. federal income tax purposes as a result. The aggregate tax basis in the shares of Surviving Corporation common stock received in the HCM share combination (including fractional shares deemed received and redeemed as described below) will equal the aggregate adjusted tax basis in the HCM common stock surrendered. The holding period for the shares of Surviving Corporation common stock received in the HCM share combination (including fractional shares deemed received and redeemed as described below) will include the holding period for the HCM common stock surrendered in the HCM share combination. The amount of Surviving Corporation common stock received in the HCM share combination includes any fractional share of Surviving Corporation common stock deemed to be received prior to the exchange of such share for cash, as discussed immediately below.

        A holder of HCM common stock who receives cash instead of a fractional share of Surviving Corporation common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder's aggregate adjusted tax basis of the HCM common stock surrendered in the HCM share combination which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such HCM common stock is more than one year at the effective time of the HCM share combination.

Material U.S. Federal Income Tax Consequences of the Ownership of Surviving Corporation Common Stock

The Surviving Corporation's Taxation as a REIT

        Simpson Thacher & Bartlett LLP is of the opinion that, commencing with the 2009 taxable year and thereafter, the Surviving Corporation's proposed method of operation will enable it to continue to meet the requirements for qualification as a REIT under the Code. Simpson Thacher & Bartlett LLP's opinion is based upon certain assumptions, is conditioned upon certain representations made by HCM, Walter and Spinco as to factual matters, including representations regarding the nature of the Surviving Corporation's assets and the conduct of its business, all of which assumptions and representations must continue to be true and accurate in all material respects as of the effective time of the merger, and is not binding upon the IRS or any court. The IRS may challenge the Surviving Corporation's status as a REIT, and a court could sustain any such challenge. In addition, Simpson Thacher & Bartlett LLP's opinion is based on existing U.S. federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, the Surviving Corporation's qualification and taxation as a REIT depends upon its ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income earned by the Surviving Corporation from specified sources, the percentage of the Surviving Corporation's assets that falls within specified categories, the diversity of its stock ownership, and the percentage of its earnings that are distributed. Simpson Thacher & Bartlett LLP will not review the Surviving Corporation's compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of the Surviving Corporation's operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of the Surviving Corporation's failure to qualify as a REIT, see "—Failure to Qualify" below.

        The sections of the Code and the corresponding Treasury regulations that govern the U.S. federal income tax treatment of a REIT and its stockholders are highly technical and complex. The following discussion is qualified in its entirety by the applicable Code provisions, rules and Treasury regulations promulgated thereunder, and administrative interpretations thereof.

        In any year in which the Surviving Corporation qualifies for taxation as a REIT, it generally will not be subject to U.S. federal income tax on that portion of its REIT taxable income that is distributed currently to its stockholders. However, the Surviving Corporation's stockholders will generally be taxed on dividends that they receive at ordinary income rates unless such dividends are designated by the Surviving Corporation as capital gain dividends or qualified dividend income. Distributions are not eligible for the dividends received deduction for corporations. It is expected that ordinary dividends paid by the Surviving Corporation generally will not be eligible for the reduced 15% rate imposed on qualified dividend income received by individuals, trusts and estates.

        While the Surviving Corporation generally will not be subject to U.S. corporate income tax on income distributed currently to its stockholders, it will be subject to U.S. federal income tax as follows:

  •
  It will be taxed at regular corporate rates on any "REIT taxable income." "REIT taxable income" is the taxable income of a REIT subject to specified adjustments, including a deduction for dividends paid.

  •
  Under some circumstances, the Surviving Corporation may be subject to the "alternative minimum tax" due to its undistributed items of tax preference and alternative minimum tax adjustments.

  •
  If the Surviving Corporation has net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business, or other non-qualifying income from foreclosure property, the Surviving Corporation will be subject to tax at the highest corporate rate on this income.

  •
  The Surviving Corporation's net income from "prohibited transactions" will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held primarily for sale to customers in the ordinary course of business.

  •
  If, due to reasonable cause and not willful neglect, the Surviving Corporation fails to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintains its qualification as a REIT because other requirements are met, the Surviving Corporation will be subject to a tax equal to the gross income attributable to the greater of either (i) the amount by which the Surviving Corporation fails the 75% gross income test for the taxable year or (ii) the amount by which 95% of the Surviving Corporation's gross income exceeds the amount of the Surviving Corporation's income qualifying under the 95% gross income test for the taxable year, multiplied in either case by a fraction intended to reflect the Surviving Corporation's profitability.

  •
  The Surviving Corporation will be subject to a 4% nondeductible excise tax on the excess of the "required distribution" over the sum of the amounts actually distributed (including excess distributions from prior years) and amounts retained for which federal income tax was paid. The "required distribution" for each calendar year generally is equal to the sum of:
  •
  85% of its ordinary income for such calendar year;

  •
  95% of its capital gain net income for such calendar year; and

  •
  any undistributed taxable income from prior taxable years.

  •
  The Surviving Corporation may elect to retain and pay income tax on its net long-term capital gain. In that case, a holder of Surviving Corporation common stock would include its proportionate share of the Surviving Corporation's undistributed long-term capital gain (to the extent the Surviving Corporation makes a timely designation of such gain to the stockholder) in its income, and would receive a credit or a refund for its proportionate share of the tax the Surviving Corporation paid.

  •
  The Surviving Corporation will be subject to a 100% penalty tax on amounts received (or on certain expenses deducted by a taxable REIT subsidiary) if certain arrangements between the Surviving Corporation and one of its taxable REIT subsidiaries, as further described below, are not comparable to similar arrangements among unrelated parties.

  •
  Although the law on the matter is unclear, if the Surviving Corporation owns an interest in a taxable mortgage pool or a residual interest in a real estate mortgage investment conduit, or REMIC, (or the ownership in such entity is attributed to a REIT in which the Surviving Corporation owns an interest), the Surviving Corporation might be taxable at the highest corporate rate on the amount of any excess inclusion income for the taxable year allocable to the percentage of the Surviving Corporation's stock that is held by "disqualified organizations." For a discussion of "excess inclusion income," see "—Taxable Mortgage Pools and REMICs beginning on page 84 of this proxy statement/prospectus." A "disqualified organization" includes:
  •
  the United States;

  •
  any state or political subdivision of the United States;

  •
  any foreign government;

  •
  any international organization;

  •
  any agency or instrumentality of any of the foregoing;

  •
  any other tax-exempt organization, other than a farmer's cooperative described in section 521 of the Code, that is exempt both from income taxation and from taxation under the unrelated business taxable income provisions of the Code; and

  •
  any rural electrical or telephone cooperative.

        The Surviving Corporation does not intend to invest in residual interests in REMICs but certain of the Surviving Corporation's financing activities may result in treatment of a portion of the Surviving Corporation's assets as a taxable mortgage pool.

  •
  If the Surviving Corporation acquires any assets from a non-REIT C corporation in a carry-over basis transaction, the Surviving Corporation could be liable for specified tax liabilities inherited from that non-REIT C corporation with respect to that corporation's "built-in gain" in its assets. Built-in gain is the amount by which an asset's fair market value exceeds its adjusted tax basis at the time the Surviving Corporation acquired the asset. Applicable Treasury regulations, however, allow the Surviving Corporation to avoid the recognition of gain and the imposition of corporate level tax with respect to a built-in gain asset acquired in a carry-over basis transaction from a non-REIT C corporation unless and until it disposes of that built-in gain asset during the 10-year period following its acquisition, at which time the Surviving Corporation would recognize, and would be subject to tax at the highest regular corporate rate on, the built-in gain.

        In addition, notwithstanding the Surviving Corporation's status as a REIT, the Surviving Corporation may also have to pay certain state and local income taxes, because not all states and localities treat REITs in the same manner that they are treated for U.S. federal income tax purposes. Moreover, as further described below, any taxable REIT subsidiary in which the Surviving Corporation owns an interest will be subject to U.S. federal corporate income tax on its net income.

  Requirements for Qualification as a REIT

        The Code defines a REIT as a corporation, trust or association:

  (1)
  that is managed by one or more trustees or directors;

  (2)
  the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

  (3)
  that would be taxable as a domestic corporation, but for the REIT requirements;

  (4)
  that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

  (5)
  the beneficial ownership of which is held by 100 or more persons;

  (6)
  of which not more than 50% in value of the outstanding shares are owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) after applying certain attribution rules;

  (7)
  that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year, which election has not been terminated or revoked; and

  (8)
  that meets other tests, described below, regarding the nature of its income and assets.

        Conditions (1) through (4), inclusive, must be met during the entire taxable year. Condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months other than the first taxable year for which an election to become a REIT is made. Condition (6) must be met during the last half of each taxable year but neither conditions (5) nor (6) apply to the first taxable year for which an election to become a REIT is made. The Surviving Corporation believes that it will issue sufficient shares of stock with sufficient diversity of ownership to allow it to satisfy conditions (5) and (6) above. In addition, the Surviving Corporation's charter will contain restrictions regarding the transfer of the Surviving Corporation's stock that are intended to assist it in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that the Surviving Corporation will be able to satisfy these share ownership requirements. If the Surviving Corporation fails to satisfy these share ownership requirements, the Surviving Corporation will fail to qualify as a REIT.

        If the Surviving Corporation complies with regulatory rules pursuant to which the Surviving Corporation is required to send annual letters to holders of its stock requesting information regarding the actual ownership of such stock, and the Surviving Corporation does not know, or upon exercising reasonable diligence would not have known, whether it failed to meet requirement (6) above, the Surviving Corporation will be treated as having met the requirement.

        In addition, the Surviving Corporation must satisfy all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status, use a calendar year for U.S. federal income tax purposes, and comply with the record keeping requirements of the Code and Treasury regulations promulgated thereunder.

  Qualified REIT Subsidiaries

        If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," the separate existence of that subsidiary is disregarded for U.S. federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of the Surviving Corporation is not subject to U.S. federal corporate income taxation, although it may be subject to state and local taxation in some states.

  Taxable REIT Subsidiaries

        A "taxable REIT subsidiary" is an entity that is taxable as a corporation in which the Surviving Corporation directly or indirectly owns stock and that elects with the Surviving Corporation to be treated as a taxable REIT subsidiary under Section 856(l) of the Code. In addition, if a taxable REIT subsidiary owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary of the Surviving Corporation. However, an entity will not qualify as a taxable REIT subsidiary if it directly or indirectly operates or manages a lodging or health care facility or, generally, provides to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated.

        Income earned by a taxable REIT subsidiary is not attributable to the REIT. As a result, income that might not be qualifying income for purposes of the income tests applicable to REITs could be earned by a taxable REIT subsidiary without affecting the Surviving Corporation's status as a REIT. Currently, HCM has three taxable REIT subsidiaries, as described below.

        Several provisions of the Code regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of U.S. federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to its REIT owner. In addition, the Surviving Corporation would be obligated to pay a 100% penalty tax on some payments that the Surviving Corporation receives from, or on certain expenses deducted by, the Surviving Corporation's taxable REIT subsidiary if the IRS were to assert successfully that the economic arrangements between the Surviving Corporation and its taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties.

  Taxable Mortgage Pools and REMICs

        An entity, or a portion of an entity, that does not elect to be treated as a REMIC may be classified as a taxable mortgage pool under the Code if:

  •
  substantially all of its assets consist of debt obligations or interests in debt obligations;

  •
  more than 50% of those debt obligations are real estate mortgages or interests in real estate mortgages as of specified testing dates;

  •
  the entity has issued debt obligations (liabilities) that have two or more maturities; and

  •
  the payments required to be made by the entity on its debt obligations "bear a relationship" to the payments to be received by the entity on the debt obligations that it holds as assets.

        Under applicable Treasury regulations, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise "substantially all" of its assets, and therefore the entity would not be treated as a taxable mortgage pool. It is possible that certain of the Surviving Corporation's financing activities, including securitizations, will result in the treatment of it or a portion of its assets as a taxable mortgage pool.

        Where an entity, or a portion of an entity, is classified as a taxable mortgage pool, it is generally treated as a taxable corporation for U.S. federal income tax purposes. In the case of a REIT, a portion of a REIT, or a REIT subsidiary that is disregarded as a separate entity from the REIT that is a taxable mortgage pool, however, special rules apply. The portion of a REIT's assets, held directly or through a REIT subsidiary that is disregarded as a separate entity from the REIT, that qualifies as a taxable mortgage pool is treated as a qualified REIT subsidiary that is not subject to corporate income tax, and the taxable mortgage pool classification does not directly affect the tax status of the REIT. The Treasury Department has yet to issue regulations governing the tax treatment of the stockholders of a REIT that owns an interest in a taxable mortgage pool.

        A portion of the Surviving Corporation's income from a REMIC residual interest or taxable mortgage pool arrangement could be treated as "excess inclusion income." Excess inclusion income is an amount, with respect to any calendar quarter, equal to the excess, if any, of (i) income allocable to the holder of a residual interest in a REMIC or taxable mortgage pool interest during such calendar quarter over (ii) the sum of an amount for each day in the calendar quarter equal to the product of (a) the adjusted issue price of the interest at the beginning of the quarter multiplied by (b) 120 percent of the long-term federal rate (determined on the basis of compounding at the close of each calendar quarter and properly adjusted for the length of such quarter).

        Any such excess inclusion income would be allocated among the Surviving Corporation's stockholders. A stockholder's share of excess inclusion income (i) could not be offset by any net operating losses otherwise available to the stockholder, (ii) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from federal income tax, and (iii) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty, to the extent allocable to most types of foreign stockholders. See "Taxation of Holders of the Surviving Corporation's Common Stock—Non-U.S.—Distributions" beginning on page 98 of this proxy statement/prospectus. Although the law on this matter is unclear with regard to taxable mortgage pool interests, to the extent excess inclusion income is allocated to a tax-exempt stockholder of the Surviving Corporation's that is not subject to unrelated business income tax (such as a government entity), the Surviving Corporation would be taxable on this income at the highest applicable corporate tax rate (currently 35%). The manner in which excess inclusion income would be allocated among shares of different classes of the Surviving Corporation's stock or how such income is to be reported to stockholders is not clear under current law. Tax-exempt investors, foreign investors and taxpayers with net operating losses should carefully consider the tax consequences described above and are urged to consult their tax advisors.

        If a subsidiary partnership of the Surviving Corporation, not wholly-owned by it directly or through one or more disregarded entities, were a taxable mortgage pool, the foregoing rules would not apply. Rather, the partnership that is a taxable mortgage pool would be treated as a corporation for federal income tax purposes, and would potentially be subject to corporate income tax. In addition, this characterization would alter the Surviving Corporation's REIT income and asset test calculations and could adversely affect the Surviving Corporation's compliance with those requirements. The Surviving Corporation currently does not intend to form any subsidiary partnerships that are or will become taxable mortgage pools, and the Surviving Corporation intends to monitor the structure of any taxable mortgage pools in which it has an interest to ensure that they will not adversely affect the Surviving Corporation's status as a REIT.

Income Tests

        To qualify as a REIT, the Surviving Corporation must satisfy two gross income requirements, each of which is applied on an annual basis. First, at least 75% of the Surviving Corporation's gross income for each taxable year, excluding gross income from prohibited transactions, generally must be derived directly or indirectly from:

  •
  rents from real property;

  •
  interest on debt secured by mortgages on real property or on interests in real property;

  •
  dividends or other distributions on, and gain from the sale of, stock in other REITs;

  •
  gain from the sale of real property or mortgage loans;

  •
  abatements and refunds of taxes on real property;

  •
  income and gain derived from foreclosure property (as described below);

  •
  amounts (other than amounts the determination of which depends in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements (i) to make loans secured by mortgages on real property or on interests in real property or (ii) to purchase or lease real property (including interests in real property and interests in mortgages on real property);

  •
  income derived from a REMIC in proportion to the real estate assets held by the REMIC, unless at least 95% of the REMIC's assets are real estate assets, in which case all of the income derived from the REMIC; and

  •
  interest or dividend income from investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following the Surviving Corporation's receipt of new capital that it raises through equity offerings or public offerings of debt obligations with at least a five-year term.

        Second, at least 95% of the Surviving Corporation's gross income for each taxable year, excluding gross income from prohibited transactions, must be derived from sources that qualify for purposes of the 75% test, and from (i) dividends, (ii) interest, and (iii) gain from the sale or disposition of stock or securities that are not dealer property. If less than 95% of the assets of a REMIC in which the Surviving Corporation holds an interest are real estate assets, the Surviving Corporation will be treated as receiving directly the Surviving Corporation's proportionate share of the REMIC's income for purposes of the gross income tests.

        If the Surviving Corporation fails to satisfy one or both of the 75% and 95% gross income tests for any taxable year, the Surviving Corporation may nevertheless qualify as a REIT for that year if it is entitled to relief under the Code. These relief provisions generally will be available if the Surviving Corporation's failure to meet the tests is due to reasonable cause and not due to willful neglect, and the Surviving Corporation attaches a schedule of the sources of its income to its U.S. federal income tax return. It is not possible, however, to state whether in all circumstances the Surviving Corporation would be entitled to the benefit of these relief provisions. For example, if the Surviving Corporation failed to satisfy the gross income tests because nonqualifying income that the Surviving Corporation intentionally recognized exceeded the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances, the Surviving Corporation would fail to qualify as a REIT. Even if these relief provisions apply, a penalty tax would be imposed based on the amount of nonqualifying income. See "The Surviving Corporation's Taxation as a REIT" beginning on page 80 of this proxy statement/prospectus.

        The Surviving Corporation's income for purposes of these tests includes its allocable share of all income earned by any entities in which the Surviving Corporation owns an interest that are partnerships or disregarded entities for U.S. federal income tax purposes (including qualified REIT subsidiaries), and the subsidiaries of these partnerships or disregarded entities that are partnerships or disregarded entities for U.S. federal income tax purposes. Gross income from the Surviving Corporation's sale of property that it holds primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. The Surviving Corporation will monitor the amount of its non-qualifying income and will manage its portfolio to comply at all times with the gross income tests. The following paragraphs discuss some of the specific applications of the gross income tests to the Surviving Corporation.

  Dividends

        The Surviving Corporation may own stock in non-REIT C corporations for which the Surviving Corporation will not make a taxable REIT subsidiary election. The Surviving Corporation's dividend income from stock in any such corporations and from Hanover Capital Partners 2, Ltd., Hanover Capital Securities, Inc. and HDMF-II Realty Corp., the Surviving Corporation's taxable REIT subsidiaries, will be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. The Surviving Corporation may also own stock in other REITs. The dividends that the Surviving Corporation receives from those REITs and the Surviving Corporation's gain on the sale of the stock in those REITs will be qualifying income for purposes of both the gross income tests. However, if a REIT in which the Surviving Corporation owns stock fails to qualify as a REIT in any year, the Surviving Corporation's income from such REIT would be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

  Interest

        The term "interest," as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "interest," however, solely by reason of being based on a fixed percentage or percentages of receipts or sales. The Surviving Corporation does not expect that any of its loans will be based in whole or in part on the income or profits of any person.

        Interest on debt secured by mortgages on real property or on interests in real property, including, for this purpose, prepayment penalties, loan assumption fees and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date the Surviving Corporation (or a predecessor entity) agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property—that is, the amount by which the loan exceeds the value of the real estate that is security for the loan. Although the Surviving Corporation will seek to be prudent in determining such value, there can be no assurance that the IRS will not disagree with these determinations and assert that a different value is applicable, in which case the Surviving Corporation might not satisfy the 75% gross income test and would fail to qualify as a REIT.

        The Surviving Corporation expects that a sufficient amount of the interest, original issue discount and market discount it derives from its mortgage-related assets and loans will generally be qualifying income for purposes of the 75% and 95% gross income tests.

  Hedging Transactions

        From time to time, the Surviving Corporation may enter into hedging transactions with respect to one or more of its assets or liabilities. The Surviving Corporation's hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. To the extent that the Surviving Corporation enters into a hedging transaction, any income therefrom will not constitute gross income for purposes of the 75% test or the 95% income test. The Surviving Corporation intends to structure any hedging transactions in a manner that does not jeopardize the Surviving Corporation's status as a REIT.

  Rents from Real Property

        The Surviving Corporation currently does not own any real property. To the extent that the Surviving Corporation owns or acquires real property or an interest therein in the future, rents the Surviving Corporation receives will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. These conditions relate to the identity of the tenant, the computation of the rent payable, and the nature of the property leased. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on a fixed percentage of percentages of receipts or sales. Second, rents the Surviving Corporation receives from a "related party tenant" will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary, at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property. Finally, for rents to qualify as "rents from real property" for purposes of the gross income tests, the Surviving Corporation is only allowed to provide services that are both "usually or customarily rendered" in connection with the rental of real property and not otherwise considered "rendered to the occupant."

        Even if a REIT furnishes or renders services that are non-customary with respect to a property, if the amounts received or accrued, directly or indirectly, or deemed received by the REIT as described above with respect to such services during a taxable year is not more than 1% of all amounts received or accrued, directly or indirectly by the REIT with respect to the property during the same taxable year, then only the amounts with respect to such non-customary services are not treated as rent for purposes of the REIT gross income tests.

  Prohibited Transactions Tax

        A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset primarily for sale to customers in the ordinary course of a trade or business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, the Surviving Corporation will attempt to comply with the terms of safe harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. A safe harbor to avoid classification as a prohibited transaction applies to a real estate asset that is held for the production of rental income by a REIT for at least two years, if (A) either (i) the REIT has made no more than seven sales of property (other than foreclosure property) during the year of sale, (ii) the aggregate adjusted bases of property (other than sales of foreclosure property or sales to which

Section 1033 of the Code applies) sold during the taxable year does not exceed 10% of the aggregate bases of all of the assets of the REIT as of the beginning of the year or (iii) the fair market value of property (other than sales of foreclosure property or sales to which Section 1033 of the Code applies) sold during the taxable year does not exceed 10% of the fair market value of all of the assets of the REIT as of the beginning of the year, and (B) capital expenditures made to the property by the REIT (or any partner of the REIT) during the two years prior to disposition do not exceed 30% of the property's net sale price. The Surviving Corporation cannot guarantee, however, that it can comply with the safe harbor provisions or that the Surviving Corporation will avoid owning property that may be characterized as property that it holds primarily for sale to customers in the ordinary course of a trade or business.

  Foreclosure Property

        Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

  •
  that is acquired by a REIT as the result of the REIT's having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

  •
  for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

  •
  for which the REIT makes a proper election to treat the property as foreclosure property.

        However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor.

        Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

  •
  on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

  •
  on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

  •
  which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business that is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

        The Surviving Corporation will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, income from foreclosure property, including gain from the sale of foreclosure property held for sale in the ordinary course of a trade or business, will qualify for purposes of the 75% and 95% gross income tests.

        The Surviving Corporation may have the option to foreclose on mortgage loans when a borrower is in default. The foregoing rules alter the implications of a decision by the Surviving Corporation to foreclose on a particular mortgage loan and may affect whether the Surviving Corporation will choose to foreclose on a particular mortgage loan.

Asset Tests

        At the close of each quarter of the Surviving Corporation's taxable year, the Surviving Corporation must satisfy six tests relating to the nature of its assets.

  •
  First, at least 75% of the value of the Surviving Corporation's total assets must be represented by the following:
  •
  interests in real property, including leaseholds and options to acquire real property and leaseholds;

  •
  interests in mortgages on real property;

  •
  stock in other REITs;

  •
  cash and cash items;

  •
  government securities;

  •
  investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following the Surviving Corporation's receipt of new capital that it raises through equity offerings or public offerings of debt obligations with at least a five-year term; and

  •
  regular or residual interests in a REMIC. However, if less than 95% of the assets of a REMIC consists of assets that are qualifying real estate-related assets under the federal income tax laws, determined as if the Surviving Corporation held such assets directly, the Surviving Corporation will be treated as holding directly its proportionate share of the assets of such REMIC.

  •
  Second, not more than 25% of the Surviving Corporation's total assets may be represented by securities, other than those in the 75% asset class.

  •
  Third, except for securities in taxable REIT subsidiaries and the securities in the 75% asset class described in the first bullet point above, the value of any one issuer's securities owned by the Surviving Corporation may not exceed 5% of the value of the Surviving Corporation's total assets.

  •
  Fourth, except for securities in taxable REIT subsidiaries and the securities in the 75% asset class described in the first bullet point above, the Surviving Corporation may not own more than 10% of any one issuer's outstanding voting securities.

  •
  Fifth, except for securities of taxable REIT subsidiaries and the securities in the 75% asset class described in the first bullet point above, the Surviving Corporation may not own more than 10% of the total value of the outstanding securities of any one issuer, other than securities that qualify for the "straight debt" exception discussed below.

  •
  Sixth, not more than 25% of the value of the Surviving Corporation's total assets may be represented by the securities of one or more taxable REIT subsidiaries.

        The Surviving Corporation's assets for purposes of these tests include its allocable share of all assets held by any entities in which the Surviving Corporation owns an interest that are partnerships or disregarded entities (including qualified REIT subsidiaries) for U.S. federal income tax purposes and the subsidiaries of these partnerships or disregarded entities that are partnerships or disregarded entities for U.S. federal income tax purposes.

        Securities, for purposes of the asset tests, may include debt the Surviving Corporation holds from other issuers. However, debt the Surviving Corporation holds in an issuer that does not qualify for purposes of the 75% asset test will not be taken into account for purposes of the 10% value test if the debt securities meet the straight debt safe harbor. Debt will meet the "straight debt" safe harbor if the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower's discretion or similar factors.

        It is possible that the Surviving Corporation may hold mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than a direct mortgage of the real property. Revenue Procedure 2003-65 provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests (described below), and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Moreover, the mezzanine loans that the Surviving Corporation acquires may not meet all of the requirements for reliance on this safe harbor. Hence, there can be no assurance that the IRS will not challenge the qualification of these loans.

        The Surviving Corporation believes that a sufficient amount of the residential mortgage-related assets and loans that it expects to hold will be qualifying assets for purposes of the 75% asset test. For purposes of these rules, however, if the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan, a portion of such loan likely will not be a qualifying real estate asset under the U.S. federal income tax laws. Although the law on the matter is not entirely clear, it appears that the non-qualifying portion of that mortgage loan will be equal to the portion of the loan amount that exceeds the value of the associated real property that is security for that loan. The Surviving Corporation's debt securities issued by other REITs or C corporations that are not secured by mortgages on real property will not be qualifying assets for purposes of the 75% asset test.

        The Surviving Corporation believes that any stock that it will acquire in other REITs will be a qualifying asset for purposes of the 75% asset test. However, if a REIT in which the Surviving Corporation owns stock fails to qualify as a REIT in any year, the stock in such REIT will not be a qualifying asset for purposes of the 75% asset test. Instead, the Surviving Corporation would be subject to the second, third, fourth and fifth assets tests described above with respect to its investment in such a disqualified REIT. The Surviving Corporation will also be subject to those assets tests with respect to its investments in any non-REIT C corporations for which the Surviving Corporation does not make a taxable REIT subsidiary election. The Surviving Corporation anticipates that the value of the Surviving Corporation's investment in its taxable REIT subsidiaries, including HCM's current taxable REIT subsidiaries, will be less than 25% the value of its total assets.

        The Surviving Corporation will monitor the status of its assets for purposes of the various asset tests and will seek to manage its portfolio to comply at all times with such tests. There can be no assurances, however, that the Surviving Corporation will be successful in this effort. In this regard, to determine the Surviving Corporation's compliance with these requirements, the Surviving Corporation will need to estimate the value of the real estate securing its mortgage loans at various times. In addition, the Surviving Corporation will have to value its investment in its other assets to ensure its compliance with the asset tests. Although the Surviving Corporation will seek to be prudent in making these estimates, there can be no assurances that the IRS will not disagree with these determinations and assert that a different value is applicable, in which case the Surviving Corporation might not satisfy the 75% and the other asset tests and would fail to qualify as a REIT.

        The Surviving Corporation will not lose its REIT status for a de minimis failure to meet the 5% or 10% asset requirements if the failure is due to ownership of assets, the total value of which does not exceed the lesser of 1% of the total value of the Surviving Corporation's assets or $10 million. If the Surviving Corporation fails to satisfy any of the asset requirements for a particular tax quarter, it may still qualify as a REIT if (1) it identifies the failure on a separate schedule; (2) the failure is due to reasonable cause and not willful neglect; (3) the assets causing the failure are disposed of within six months of the last day of the quarter in which the failure occurred; and (4) the Surviving Corporation pays a tax computed as the greater of either $50,000 or the net income generated by the assets causing the failure multiplied by the highest tax rate under Section 11 of the Code.

        After initially meeting the asset tests after the close of any quarter, the Surviving Corporation will not lose its status as a REIT if it fails to satisfy the asset tests at the end of a later quarter solely by reason of changes in the relative values of its assets. However, an acquisition of property by a REIT requires the REIT to revalue all of its assets. If the failure to satisfy the asset tests results from an increase in the value of the Surviving Corporation's assets after the acquisition of securities or other property during a quarter, the failure can be cured by eliminating the discrepancy within 30 days after the close of that quarter. The Surviving Corporation intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take any available action within 30 days after the close of any quarter as may be required to cure any noncompliance with the asset tests. The Surviving Corporation cannot ensure that these steps always will be successful. If the Surviving Corporation fails to cure the noncompliance with the asset tests within this 30-day period, it could fail to qualify as a REIT.

        The Surviving Corporation currently believes that the loans, securities and other assets that it expects to hold will satisfy the foregoing asset test requirements. However, no independent appraisals will be obtained to support the Surviving Corporation's conclusions as to the value of its assets and securities, or in many cases, the real estate collateral for the mortgage loans that it holds. Moreover, it may not be possible to value certain assets precisely. As a result, there can be no assurance that the IRS will not contend that the Surviving Corporation's interest in securities and other assets will not cause a violation of the asset tests applicable to REITs.

Annual Distribution Requirements Applicable to REITs

        To qualify as a REIT, the Surviving Corporation generally must distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to:

  •
  the sum of (i) 90% of the Surviving Corporation's REIT taxable income, computed without regard to the dividends paid deduction and the Surviving Corporation's net capital gain, and (ii) 90% of the Surviving Corporation's net income after tax, if any, from foreclosure property; minus

  •
  the excess of the sum of specified items of non-cash income (including original issue discount on the Surviving Corporation's mortgage loans) over 5% of the Surviving Corporation's REIT taxable income, computed without regard to the dividends paid deduction and the Surviving Corporation's net capital gain.

        Distributions generally must be made during the taxable year to which they relate. Distributions may be made in the following year in two circumstances. First, if the Surviving Corporation declares a dividend in October, November, or December of any year with a record date in one of these months and pays the dividend on or before January 31 of the following year, the Surviving Corporation will be treated as having paid the dividend on December 31 of the year in which the dividend was declared.

Second, distributions may be made in the following year if the dividends are declared before the Surviving Corporation timely files its tax return for the year, payment is made before the first regular dividend payment made after such declaration, and the REIT elects to treat the distribution as a prior-year dividend. To the extent that the Surviving Corporation does not distribute all of its net capital gain or distribute at least 90%, but less than 100% of its REIT taxable income, as adjusted, the Surviving Corporation will be subject to tax on the undistributed amount at regular corporate tax rates.

        Furthermore, the Surviving Corporation will incur a 4% nondeductible excise tax on the excess of the required distribution over the sum of the amounts actually distributed (including excess distributions from prior years) and amounts retained for which federal income tax was paid. The required distribution for each calendar year generally is equal to the sum of (i) 85% of its ordinary income for such calendar year, (ii) 95% of its capital gain net income for such calendar year, and (iii) any undistributed taxable income from prior taxable years.

        The Surviving Corporation may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the retained gains. In that case, the Surviving Corporation may elect to have its stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the Surviving Corporation. For purposes of the 4% excise tax described above, any retained amounts for which the Surviving Corporation elects this treatment would be treated as having been distributed.

        The Surviving Corporation intends to make timely distributions sufficient to satisfy the distribution requirements. It is possible that, from time to time, the Surviving Corporation may not have sufficient cash to meet the distribution requirements due to timing differences between (i) the actual receipt of cash, including the receipt of distributions from subsidiaries, and (ii) the inclusion of items of income by the Surviving Corporation for U.S. federal income tax purposes. Other potential sources of non-cash taxable income include loans and securities that are financed through securitization structures, which require some or all of the available interest income from these assets to be used to repay principal on these borrowings; distressed loans on which the Surviving Corporation may be required to accrue interest or discount income even though the borrower is unable to make current or past due debt service payments; and, to a limited extent, loans or mortgage-backed securities held by the Surviving Corporation as assets that are issued at a discount and require the accrual of taxable income in advance of the receipt of the related cash flow. In the event that such timing differences occur, and in other circumstances, it might be necessary in order to satisfy the distribution requirements to arrange for short-term, or possibly long-term, borrowings, or to pay the dividends in the form of taxable in-kind distributions of property (including, for example, the Surviving Corporation's own debt securities).

        Under some circumstances, the Surviving Corporation may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to stockholders in a later year, which may be included in the Surviving Corporation's deduction for dividends paid for the earlier year. Thus, the Surviving Corporation may be able to avoid being taxed on amounts distributed as deficiency dividends. However, the Surviving Corporation will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Record Keeping Requirements

        The Surviving Corporation is required to comply with applicable record keeping requirements. Failure to comply could result in monetary fines. For example, the Surviving Corporation must request on an annual basis information from its stockholders designed to disclose the actual ownership of the Surviving Corporation's outstanding stock.

Failure to Qualify

        If the Surviving Corporation fails to qualify as a REIT in any taxable year, and the relief provisions do not apply, the Surviving Corporation will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. This would significantly reduce both the Surviving Corporation's cash available for distribution to its stockholders and the Surviving Corporation's earnings. If the Surviving Corporation fails to qualify as a REIT, it will not be required to make any distributions to stockholders, and any distributions that are made will not be deductible. Moreover, all distributions to stockholders would be taxable as dividends to the extent of the Surviving Corporation's current and accumulated earnings and profits (as computed for U.S. federal income tax purposes), whether or not attributable to capital gains. Subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction with respect to those distributions, and individual, trust and estate distributees may be eligible for the reduced income tax rate of 15% or less on such dividends for tax years beginning before 2011. Unless the Surviving Corporation is entitled to relief under specific statutory provisions, it also will be ineligible to qualify as a REIT for the four taxable years following the year during which qualification was lost. The Surviving Corporation cannot state whether in all circumstances it would be entitled to this statutory relief.

        If the Surviving Corporation fails to satisfy one or more REIT requirements other than the income tests or asset requirements, it may still retain REIT qualification if the failure is due to reasonable cause and not willful neglect, and the Surviving Corporation pays a penalty of $50,000 for each such failure.

Taxation of Holders of the Surviving Corporation's Common Stock

U.S. Holders

        As used in the remainder of this discussion, the term "U.S. holder" means a beneficial owner of the Surviving Corporation's common stock that is for U.S. federal income tax purposes:

  •
  a citizen or resident of the United States;

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  a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust if it (a) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

        If a partnership holds the Surviving Corporation's common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding preferred stock, you should consult your advisors. A "non-U.S. holder" is a holder that is not a U.S. holder.

  Distributions Generally

        As long as the Surviving Corporation qualifies as a REIT, distributions made to taxable U.S. holders of its common stock out of current or accumulated earnings and profits that are not designated as capital gain dividends or "qualified dividend income" will be taken into account by such holders as ordinary income taxable at ordinary income tax rates and will not qualify for the maximum 15% capital gains rate that generally applies (for tax years beginning before 2011) to distributions by non-REIT C corporations to stockholders who are taxed as individuals. In determining the extent to which a distribution constitutes a dividend for tax purposes, the Surviving Corporation's earnings and profits will be allocated first to distributions with respect to the Surviving Corporation's preferred stock, if any, and then to the Surviving Corporation's common stock. Corporate stockholders will not be eligible for the dividends received deduction with respect to these distributions.

        Distributions in excess of both current and accumulated earnings and profits will not be taxable to a U.S. holder to the extent that the distributions do not exceed the adjusted basis of the holder's stock. Rather, such distributions will reduce the adjusted basis of such stock. To the extent that distributions exceed the adjusted basis of a U.S. holder's stock, the distributions will be taxable as capital gains.

        Distributions will generally be taxable, if at all, in the year of the distribution. However, if the Surviving Corporation declares a dividend in October, November, or December of any year with a record date in one of these months and pays the dividend on or before January 31 of the following year, the Surviving Corporation will be treated as having paid the dividend, and the stockholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

        The Surviving Corporation will be treated as having sufficient earnings and profits to treat as a dividend any distribution it pays up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed above. Moreover, any "deficiency dividend" will be treated as an ordinary or capital gain dividend, as the case may be, regardless of the Surviving Corporation's earnings and profits. As a result, U.S. holders may be required to treat certain distributions that would otherwise result in a tax-free return of capital as taxable dividends.

  Capital Gain Dividends

        The Surviving Corporation may elect to designate distributions of its net capital gain as "capital gain dividends." Capital gain dividends are taxed to U.S. holders of the Surviving Corporation's common stock as gain from the sale or exchange of a capital asset held for more than one year. This tax treatment applies regardless of the period during which the stockholders have held their stock. If the Surviving Corporation designates any portion of a dividend as a capital gain dividend, the amount that will be taxable to the stockholder as capital gain will be indicated to U.S. holders on IRS Form 1099-DIV. Corporate stockholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

        Instead of paying capital gain dividends, the Surviving Corporation may elect to require stockholders to include the Surviving Corporation's undistributed net capital gains in their income. If the Surviving Corporation makes such an election, U.S. holders (i) will include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (ii) will be deemed to have paid their proportionate share of the tax paid by the Surviving Corporation on such undistributed capital gains and thereby receive a credit or refund for such amount. A U.S. holder of the Surviving Corporation's stock will increase the basis in its stock by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. The Surviving Corporation's earnings and profits will be adjusted appropriately.

        The Surviving Corporation must classify its designated capital gain dividend into the following categories:

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  a 15% gain distribution, which would be taxable to U.S. holders of the Surviving Corporation's stock taxed as individuals at a maximum rate of 15%; or

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  an unrecaptured Section 1250 gain distribution, which would be taxable to non-corporate U.S. holders of the Surviving Corporation's stock at a maximum rate of 25%.

        The Surviving Corporation must determine the maximum amounts that it may designate as 15% and 25% capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. The IRS currently requires that distributions made on different classes of stock be composed proportionately of dividends of a particular type.

  Qualified Dividend Income

        Distributions that are treated as dividends may be taxed at capital gains rates rather than ordinary income rates if they are distributed to an individual, trust or estate, are properly designated by the Surviving Corporation as qualified dividend income and certain other requirements are satisfied. Currently, such dividends are taxed at preferential rates only for taxable years beginning before 2011. Dividends are eligible to be designated by the Surviving Corporation as qualified dividend income up to an amount equal to the sum of the qualified dividend income received by the Surviving Corporation during the year of the distribution from other C corporations, the Surviving Corporation's "undistributed" REIT taxable income from the immediately preceding year, and any income attributable to the sale of a built-in gain asset from the immediately preceding year (reduced by any federal income taxes that the Surviving Corporation paid with respect to such REIT taxable income and built-in gain).

        Dividends that the Surviving Corporation receives will be treated as qualified dividend income if certain criteria are met. For example, the dividends must be received from a domestic corporation (other than a REIT or a regulated investment company) or a qualifying foreign corporation. A foreign corporation generally will be a qualifying foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States which the Secretary of the Treasury determines is satisfactory, or the stock on which the dividend is paid is readily tradable on an established securities market in the United States. However, if a foreign corporation is either a foreign personal holding company, a foreign investment company or a passive foreign investment company, then it will not be treated as a qualifying foreign corporation and the dividends the Surviving Corporation receives from such an entity would not constitute qualified dividend income.

        Furthermore, certain exceptions and special rules apply in order to determine whether dividends may be treated as qualified dividend income to the Surviving Corporation. These rules include certain holding requirements that the Surviving Corporation would have to satisfy with respect to the stock on which the dividend is paid and special rules with regard to dividends received from regulated investment companies and other REITs.

        In addition, even if the Surviving Corporation designates certain dividends as qualified dividend income to its stockholders, the stockholder will have to meet certain other requirements for the dividend to qualify for taxation at reduced dividend rates. For example, the stockholder will only be eligible to treat the dividend as qualifying dividend income if the stockholder is taxed at individual rates and meets certain holding period requirements. In general, in order to treat a particular dividend as qualified dividend income, a stockholder will be required to hold the Surviving Corporation's stock for more than 60 days during the 121-day period beginning on the date which is 60 days before the date on which the stock becomes ex-dividend. A longer holding period may apply to preferred dividends that are attributable to a period or periods aggregating in excess of 366 days.

  Other Tax Considerations

        Distributions made by the Surviving Corporation and gain arising from the sale or exchange by a U.S. holder of the Surviving Corporation's common stock will not be treated as passive activity income, and as a result, U.S. holders of the Surviving Corporation's common stock generally will not be able to apply any "passive losses" against this income or gain. In addition, taxable distributions paid by the Surviving Corporation generally will be treated as investment income for purposes of the investment interest limitations. A non-corporate U.S. holder of the Surviving Corporation's common stock may elect to treat capital gain dividends, capital gains from the disposition of stock and income designated as qualified dividend income as investment income for purposes of the investment interest limitation, in which case the applicable gains will be taxed at ordinary income tax rates. U.S. holders of the Surviving Corporation's common stock may not include in their individual income tax returns any of the Surviving Corporation's net operating losses or capital losses. The Surviving Corporation's operating or capital losses are carried over for potential offset against future income, subject to applicable limitations.

        The Surviving Corporation may recognize taxable income in excess of its economic income, or "phantom income," in the first years that the Surviving Corporation holds certain investments and may experience an offsetting excess of economic income over its taxable income in later years. As a result, U.S. holders at times may be required to pay U.S. federal income tax on distributions that economically represent a return of capital rather than a dividend. These distributions would be offset in later years by distributions representing economic income that would be treated as returns of capital for U.S. federal income tax purposes.

        If "excess inclusion income" from a taxable mortgage pool is allocated to any U.S. holder, which will generally occur to the extent the Surviving Corporation has excess inclusion income that exceeds its undistributed REIT taxable income in a particular year, this income will be taxable in the hands of the U.S. holder and will not be offset by any net operating losses of the U.S. holder that would otherwise be available. See "The Surviving Corporation's Taxation as a REIT—Taxable Mortgage Pools and REMICs" beginning on page 84 of this proxy statement/prospectus.

  Sales of Surviving Corporation Common Stock

        Upon any taxable sale or other disposition of the Surviving Corporation's common stock, a U.S. holder will recognize gain or loss for federal income tax purposes on the disposition of such stock in an amount equal to the difference between:

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  the amount of cash and the fair market value of any property received on such disposition; and

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  the U.S. holder's adjusted basis in such common stock for tax purposes.

        Gain or loss will be capital gain or loss if the common stock has been held by the U.S. holder as a capital asset. The applicable tax rate will depend on the holder's holding period in the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the holder's tax bracket.

        In general, any loss upon a sale or exchange of the Surviving Corporation's common stock by a U.S. holder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, but only to the extent of distributions received by such U.S. holder that are required to be treated by such U.S. holder as long-term capital gains.

        If the Surviving Corporation redeems shares of common stock, such redemption will be a taxable event to U.S. holders. Generally, a redemption of common stock for cash will be treated as a sale or exchange if the redemption (i) results in a "complete termination" of the stockholder's interest in us under Section 302(b)(3) of the Code, (ii) is "substantially disproportionate" with respect to the stockholder under Section 302(b)(2) of the Code, or (iii) is "not essentially equivalent to a dividend" with respect to the stockholder under Section 302(b)(1) of the Code. If a redemption of common stock satisfies any of the foregoing tests with respect to a stockholder, such stockholder will recognize gain or loss based on the difference between the amount of cash or fair market value of property received and the U.S. holder's tax basis in the redeemed shares. If the redemption does not satisfy any of the foregoing tests, the gross proceeds will be treated as a distribution taxable as ordinary income or capital gain to the extent described under "—Distributions Generally."

  Information Reporting and Backup Withholding

        In general, information-reporting requirements will apply to payments of dividends on and payments of the proceeds of the sale of Surviving Corporation common stock held by U.S. holders, unless an exception applies.

        The payor will be required to furnish annually to the IRS and to holders of Surviving Corporation common stock information relating to the amount of dividends paid on such stock, and that information reporting may also apply to payments of proceeds from the sale of Surviving Corporation common stock. Some holders, including corporations, financial institutions and certain tax-exempt organizations, are generally not subject to information reporting.

        The payor is required to withhold tax on such payments, currently at the rate of 28%, if (i) the payee fails to furnish a taxpayer identification number, or TIN, to the payor or to establish an exemption from backup withholding, or (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect. In addition, a payor of the dividends or interest on Surviving Corporation common stock is required to withhold tax at a rate of 28% if (i) there has been a notified payee under-reporting with respect to interest, dividends or original issue discount as described in Section 3406(c) of the Code, or (ii) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code.

        A U.S. holder that does not provide the Surviving Corporation with a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Some U.S. holders, including corporations, may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a stockholder will be allowed as a credit against the stockholder's U.S. federal income tax and may entitle the stockholder to a refund, provided that the required information is furnished to the IRS.

Non-U.S. Holders

        The rules governing U.S. federal income taxation of non-U.S. holders are complex. This section is only a summary of such rules. Non-U.S. holders are urged to consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of Surviving Corporation common stock, including any reporting requirements.

  Distributions

        Distributions by the Surviving Corporation to a non-U.S. holder of its common stock that are neither attributable to gain from sales or exchanges by the Surviving Corporation of "U.S. real property interests," nor designated as capital gain dividends, will be treated as ordinary dividend income to the extent that they are made out of the Surviving Corporation's current or accumulated earnings and profits. These distributions ordinarily will be subject to withholding of U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. Further, reduced treaty rates are not available to the extent that the income allocated to the foreign stockholder is excess inclusion income. Excess inclusion income will generally be allocated to Surviving Corporation stockholders to the extent the Surviving Corporation has "excess inclusion income" that exceeds its undistributed REIT taxable income in a particular year. See "The Surviving Corporation's Taxation as a REIT—Taxable Mortgage Pools and REMICs" beginning on page 84 of this proxy statement/prospectus. Dividends that are effectively connected with the conduct of a trade or business in the United States will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. holders are taxed with respect to these dividends, and are generally not subject to withholding. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exception. Any dividends received by a corporate non-U.S. holder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate. The Surviving Corporation intends to withhold U.S. income tax at the rate of 30% on any dividend distributions, not designated as (or deemed to be) capital gain dividends, made to a non-U.S. holder unless:

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  a lower treaty rate applies and the non-U.S. holder files an IRS Form W-8BEN with the Surviving Corporation evidencing eligibility for that reduced rate; or

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  the non-U.S. holder files an IRS Form W-8ECI with the Surviving Corporation claiming that the distribution is income effectively connected with the non-U.S. holder's trade or business.

        Distributions in excess of the Surviving Corporation's current or accumulated earnings and profits that do not exceed the adjusted basis of the non-U.S. holder in its Surviving Corporation common stock will reduce the non-U.S. holder's adjusted basis in such common stock. Distributions in excess of current and accumulated earnings and profits that do exceed the adjusted basis of the non-U.S. holder in its stock will be treated as gain from the sale of its stock, the tax treatment of which is described below. Because the Surviving Corporation generally cannot determine at the time it makes a distribution whether or not the distribution will exceed its current and accumulated earnings and profits, the Surviving Corporation intends to withhold tax on the entire amount of any distribution at the same rate as it would withhold on a dividend.

        However, a non-U.S. holder may seek a refund of these amounts from the IRS if the non-U.S. holder's U.S. tax liability with respect to the distribution is less than the amount withheld.

        Distributions to a non-U.S. holder that are designated by the Surviving Corporation at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

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  the investment is effectively connected with the non-U.S. holder's trade or business, in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to any gain, except that a holder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above; or

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  the non-U.S. holder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

        Under the Foreign Investment in Real Property Tax Act, which is referred to as "FIRPTA," distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by the Surviving Corporation of U.S. real property interests, whether or not such distributions are designated as capital gain dividends, will cause the non-U.S. holder to be treated as recognizing gain that is income effectively connected with the conduct of a U.S. trade or business. Non-U.S. holders will be taxed on this gain at the same rates applicable to U.S. holders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% (or lower applicable treaty rate) branch profits tax in the hands of a non-U.S. holder that is a corporation.

        However, to the extent that the Surviving Corporation common stock is "regularly traded" on an established securities market located in the United States, such distributions shall not be treated as gain recognized from the sale or exchange of a U.S. real property interest, provided that the non-U.S. holder does not own more than 5% of such stock at any time during the one-year period ending on the date of such distribution. Such distributions would be recharacterized instead as regular REIT dividends.

        The Surviving Corporation will be required to withhold and remit to the IRS 35% of any distributions to non-U.S. holders that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend, whether or not attributable to sales of U.S. real property interests. Distributions can be designated as capital gains to the extent of the Surviving Corporation's net capital gain for the taxable year of the distribution. The amount withheld, which for individual non-U.S. holders may exceed the actual tax liability, is creditable against the non-U.S. holder's U.S. federal income tax liability described in the preceding paragraphs.

        Although the law is not clear on the matter, it appears that amounts the Surviving Corporation designates as undistributed capital gains in respect of the stock held by U.S. holders generally should be treated with respect to non-U.S. holders in the same manner as actual distributions of capital gain dividends. Under that approach, the non-U.S. holders would be able to offset as a credit against their U.S. federal income tax liability resulting therefrom their proportionate share of the tax paid by the Surviving Corporation on the undistributed capital gains, and to receive from the IRS a refund to the extent that their proportionate share of this tax paid were to exceed their actual U.S. federal income tax liability.

  Sales of Surviving Corporation Common Stock

        Gain recognized by a non-U.S. holder upon the sale or exchange of Surviving Corporation common stock generally would not be subject to U.S. taxation unless:

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  the investment is effectively connected with the non-U.S. holder's conduct of a U.S. trade or business, in which case the non-U.S. holder will be subject to the same treatment as domestic holders with respect to any gain;

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  the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's net capital gains for the taxable year; or

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  the Surviving Corporation common stock constitutes a U.S. real property interest within the meaning of FIRPTA, as described below.

        The Surviving Corporation common stock will not constitute a U.S. real property interest if the Surviving Corporation either is not a U.S. real property holding corporation or is a domestically-controlled REIT. Whether the Surviving Corporation is a U.S. real property holding corporation will depend upon whether the fair market value of U.S. real property interests owned by it equals or exceeds 50% of the fair market value of these interests, any interests in real estate outside of the United States, and its other trade and business assets. The Surviving Corporation will be a domestically-controlled REIT if, at all times during a specified testing period, less than 50% in value of its stock is held directly or indirectly by non-U.S. holders.

        Because the Surviving Corporation common stock will be publicly traded, no assurance can be given that it is (immediately after the merger) a domestically-controlled REIT or that it will be domestically-controlled in the future. If the Surviving Corporation were not a domestically-controlled REIT but were a U.S. real property holding corporation, a sale of its common stock by a non-U.S. holder would still not be subject to taxation under FIRPTA as a sale of U.S. real property if:

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  the stock were "regularly traded" on an established securities market within the meaning of applicable Treasury regulations; and

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  the non-U.S. holder did not actually, or constructively under specified attribution rules under the Code, own more than 5% of the Surviving Corporation's stock at any time during the shorter of the five-year period preceding the disposition or the holder's holding period.

        Even if the Surviving Corporation's common stock were not regularly traded on an established securities market, a non-U.S. holder would not be subject to taxation under FIRPTA as a sale of a U.S. real property interest if such non-U.S. holder's stock had a fair market value on the date of acquisition that was equal to or less than 5% of the Surviving Corporation's regularly traded class of stock with the lower fair market value. For purposes of this test, if a non-U.S. holder acquires shares of common stock and subsequently acquired additional shares of common stock at a later date, then all such shares would be aggregated and valued as of the date of the subsequent acquisition.

        If gain on the sale or exchange of Surviving Corporation common stock were subject to taxation under FIRPTA, the non-U.S. holder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. holder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals. In addition, distributions that are treated as gain from the disposition of Surviving Corporation common stock and are subject to tax under FIRPTA also may be subject to a 30% branch profits tax when made to a corporate non-U.S. holder that is not entitled to a treaty exemption.

  Information Reporting and Backup Withholding

        Generally, information reporting will apply to payments of dividends on Surviving Corporation common stock, and backup withholding described above for a U.S. holder will apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

        The payment of the proceeds from the disposition of Surviving Corporation common stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding as described above for U.S. holders unless the non-U.S. holder satisfies the requirements necessary to be an exempt non-U.S. holder or otherwise qualifies for an exemption. The proceeds of a disposition by a non-U.S. holder of Surviving Corporation common stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, a foreign partnership if partners who hold more than 50% of the interest in the partnership are U.S. persons, or a foreign partnership that is engaged in the conduct of a trade or business in the U.S., then information reporting generally will apply as though the payment was made through a U.S. office of a U.S. or foreign broker.

        Applicable Treasury regulations provide presumptions regarding the status of a holder of Surviving Corporation common stock when payments to such holder cannot be reliably associated with appropriate documentation provided to the payer. Because the application of these Treasury regulations varies depending on the stockholder's particular circumstances, non-U.S. holders are advised to consult their tax advisors regarding the information reporting requirements applicable to them.

THE MERGER AGREEMENT

        The following is a summary of selected material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, which is attached to this proxy statement/prospectus as Annex A. HCM urges its stockholders to read the merger agreement in its entirety. The merger agreement has been included to provide HCM stockholders with information regarding its terms and has been publicly filed with the SEC. The merger agreement is not intended to provide any other factual information about Walter, JWHHC, Spinco, HCM or the Surviving Corporation. Information about Walter, JWHHC, Spinco, HCM and the Surviving Corporation can be found elsewhere in this proxy statement/prospectus.

        The merger agreement contains representations and warranties that Walter, JWHHC, Spinco and HCM made to each other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that Walter, JWHHC, Spinco and HCM have exchanged in connection with signing the merger agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, HCM stockholders should not rely on the representations and warranties as characterizations of the actual state of facts, because they are modified in important part by the underlying disclosure schedules. These disclosure schedules contain information that has been included in Walter's and HCM's general prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in Walter or HCM's public disclosures. HCM does not believe that the disclosure schedules contain information that securities laws require HCM to publicly disclose other than information that has already been so disclosed.

The Merger

        Under the merger agreement and in accordance with applicable law, Spinco will merge into HCM. As a result of the merger, the separate corporate existence of Spinco will terminate and HCM will continue as the Surviving Corporation. The charter and bylaws of HCM as in effect immediately prior to the merger, as previously amended by the Articles of Amendment and Restatement of HCM and the form of Bylaws of HCM attached as Annexes C and D to this proxy statement/prospectus, will continue to be the charter and bylaws of the Surviving Corporation.

Effective Time

        The merger will become effective at the time of filing of the Delaware certificate of merger and other appropriate documents, if applicable, with the Secretary of State of the State of Delaware, and upon the filing and acceptance for record of the Maryland articles of merger and other appropriate documents, if applicable, by the Maryland State Department of Assessments and Taxation, or at such later time as Walter, JWHHC, Spinco and HCM may agree and specify in the Delaware certificate of merger and the Maryland articles of merger that is not more than 30 days after the acceptance of the Maryland articles of merger for record. The closing date of the merger will take place as promptly as possible after the last date on which all of the conditions precedent to the merger are satisfied or waived (except for those conditions that, by their express terms, are not capable of being satisfied until the effective time of the merger) or at such time as is otherwise agreed upon by Walter, JWHHC, Spinco and HCM in writing.

Merger Consideration

        Upon completion of the merger and prior to the elimination of fractional shares, Walter stockholders as of the Spin-off Record Date and Spinco option holders, on the one hand, and HCM stockholders (including the Amster Parties), on the other hand, will own 98.5% and 1.5%, respectively, of the shares of common stock of the Surviving Corporation outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation payable to the Spinco option holders in the merger, in each case in accordance with a formula set forth in the merger agreement. To achieve this result, in the merger, every 50 shares of HCM common stock issued and outstanding immediately prior to the effective time of the merger, including the shares of HCM common stock issued in the Exchange Share Issuance, will be combined into one share of common stock of the Surviving Corporation. In addition, the total number of shares of common stock of the Surviving Corporation that will be issued in the merger to Walter stockholders as of the Spin-off Record Date and Spinco option holders will be equal to the product of (i) (x) the sum of (A) the number of shares of HCM common stock outstanding immediately prior to the effective time of the merger (including shares issued in the Exchange Share Issuance) plus (B) the number of shares of HCM common stock that would be issued upon exercise of any "in-the-money" options to acquire shares of common stock of HCM outstanding immediately prior to the merger (which is expected to be zero), divided by (y) 50, multiplied by (ii) 65 and 2/3, subject to adjustment to reflect certain events, if any, occurring prior to the merger. This formula results in the anticipated 98.5%/1.5% relative ownership of the Surviving Corporation by taking the total number of shares that are held by HCM's stockholders and "in-the-money" option holders immediately prior to the merger, combining them on a 50 to 1 basis as contemplated by the HCM share combination, and multiplying that number by the quotient of 98.5 divided by 1.5, which equals 65 and 2/3. As a result of the merger, based on the number of shares of HCM common stock, and shares of Walter common stock outstanding as of January 31, 2009, and after giving effect to the Exchange Share Issuance, the spin-off, the estimated amount of the taxable dividend and the merger, including the HCM share combination, it is currently estimated that Walter stockholders as of the Spin-off Record Date will receive approximately 0.3674036 of a share of common stock of the Surviving Corporation for every share of Walter common stock they hold as of the Spin-off Record Date, which amount will be adjusted to reflect certain events, if any, occurring prior to the merger. The actual number of shares received in the merger by Walter stockholders as of the Spin-off Record Date will be determined based on the number of shares of Walter common stock outstanding on the Spin-off Record Date (subject to certain adjustments), the number of Spinco Interests each Walter stockholder receives in the taxable dividend, and the number of shares of HCM common stock outstanding immediately prior to the effective time of the merger (adjusted to give effect to the HCM share combination). As a result, the number of shares of Surviving Corporation common stock for each share of Walter common stock received by individual holders will vary depending upon changes in the number of shares of Walter common stock, Spinco Interests or shares of HCM common stock outstanding. When the merger is completed, Walter stockholders as of the Spin-off Record Date and Spinco option holders will collectively own 98.5% (3.33% by the Spinco option holders and the remaining 95.17% by Walter stockholders), and HCM stockholders (including the Amster Parties) will collectively own approximately 1.5% (with the Amster Parties owning approximately 0.66% and the other HCM stockholders owning approximately 0.84%), of the shares of Surviving Corporation common stock outstanding or reserved in settlement of restricted stock units of the Surviving Corporation. Based solely on the closing price per share of HCM common stock on January 30, 2009, as reported by the NYSE Alternext, and assuming that the number of shares of Walter common stock outstanding as of the Spin-off Record Date is not materially different from the number outstanding on January 31, 2009, the approximate value of the share consideration HCM will pay to Walter stockholders in the merger, on average, would be $0.03 per share of Walter common stock outstanding as of the Spin-off Record Date. The foregoing is merely an estimate, based solely on recent market capitalization, of the value of HCM per share of Walter common stock at the effective time of the merger, and does not reflect the value of the Spinco Interests Walter stockholders will receive in the spin-off or the value of the Surviving Corporation or its common stock after the merger. Any change in the market value of HCM common stock prior to the effective time of the merger and variations in the mixture of cash and Spinco Interests received by individual Walter stockholders as of the Spin-off Record Date in connection with the taxable dividend would cause the foregoing estimate to change. The number of shares of Surviving Corporation common stock to be issued in the merger to Walter stockholders as of the Spin-off Record Date will not be adjusted as a result of fluctuations in the market price of HCM common stock.

Exchange of Shares

        On the closing date, the Surviving Corporation will deposit with an exchange agent (previously appointed by Walter and Spinco for the purposes of distribution of Walter's interest in Spinco), for the benefit of Walter stockholders, certificates representing the shares of the Surviving Corporation common stock that is to be issued to Walter stockholders in the merger along with any dividends and other distributions, if any, with a record date after the effective time of the merger that became payable with respect to such shares of Surviving Corporation common stock and any cash in lieu of a fractional shares of the Surviving Corporation payable to each Walter stockholder.

        As promptly as practicable after the effective time of the merger, the Surviving Corporation will cause the exchange agent to mail or deliver to the Walter stockholders as of the Spin-off Record Date:

  i.
  the number of whole shares of Surviving Corporation common stock that such Walter stockholder has the right to receive (and cash in lieu of any fractional shares of Surviving Corporation common stock that a Walter stockholder may be entitled to receive); and

  ii.
  the amount of dividends and other distributions, if any, with a record date after the effective time which became payable with respect to such shares of Surviving Corporation common stock.

        The Surviving Corporation will be entitled, and may instruct the exchange agent, to deduct and withhold from the consideration otherwise payable, such amounts required to be deducted and withheld with respect to the making of such payments under any provision of applicable tax laws. Any withheld amounts will be treated as having been paid to the applicable Walter stockholder.

No Fractional Shares

        Under the terms of the merger agreement, no fractional shares of Surviving Corporation common stock will be issued in the merger (including as a result of the HCM Share Combination). Instead, all fractional interests in Surviving Corporation common stock that would otherwise be issuable as a result of the merger will be aggregated and, if a fractional interest results from such aggregation, the holder otherwise entitled thereto will be entitled to receive, in lieu thereof, an amount in cash determined by multiplying (i) the closing sale price per share of HCM common stock on the NYSE Alternext (or, if HCM common stock is not then listed on the NYSE Alternext, on Pink OTC Markets' Pink Quote inter-dealer quotation service, the OTC Bulletin Board, or a comparable over-the-counter securities electronic quotation service) on the business day preceding the effective time, if the stock is being traded on such date, appropriately adjusted to take into account any reverse stock split or similar transaction consummated following such date and prior to the effective time, or, if the stock is not being traded on such date, the closing sale price per share of Surviving Corporation common stock on the NYSE Alternext (or, if Surviving Corporation common stock is not then listed on the NYSE Alternext, on Pink OTC Markets' Pink Quote inter-dealer quotation service, the OTC Bulletin Board, or a comparable over-the-counter securities electronic quotation service) on the first business day that such stock is traded, by (ii) the fraction of a share of Surviving Corporation common stock to which such holder would otherwise have been entitled.

        The Surviving Corporation is required to make available to the exchange agent any cash necessary to make payments in lieu of fractional shares, if applicable. Alternatively, the Surviving Corporation has the option of instructing the exchange agent to aggregate all fractional interests in Surviving Corporation common stock resulting from the merger, sell shares representing such aggregate interests in the public market and distribute to the Walter stockholders who otherwise would have been entitled to fractional shares a pro rata portion of the proceeds of such sale.

Equity Awards

Treatment of HCM Equity Awards

        The merger agreement provides that each outstanding option to acquire shares of HCM common stock, whether or not exercisable, will be appropriately adjusted to reflect the merger and converted into an option to acquire a share of Surviving Corporation common stock and, if unexercisable as of the time of the merger, will become vested or exercisable as a result of the merger.

        Each other outstanding incentive award denominated in or related to HCM common stock granted to a HCM employee under the HCM stock plans shall cease to represent a right to receive upon settlement shares of HCM common stock and shall instead be assumed by the Surviving Corporation and converted automatically into a right to receive upon settlement the number of shares of Surviving Corporation common stock that maintains the value of such award immediately prior to the effective time of the merger. These awards shall be adjusted to equal (I) the number of shares of HCM common stock subject to such awards immediately prior to the effective time of the merger multiplied by (II) a fraction the numerator of which shall be the fair market value (as defined in the HCM stock plans) per share of HCM common stock immediately prior to the effective time of the merger and the denominator of which shall be the closing price per share of Surviving Corporation common stock on the first full day of trading following the effective time of the merger and, if unexercisable as of the merger, will become vested or exercisable as a result of the merger.

Treatment of Walter Equity Awards held by Spinco Employees

        Walter and Spinco are required to provide that, in accordance with the terms of the Walter Stock Plans, all of the Walter options or other Walter stock-based awards granted to an employee, officer or director of Spinco who is employed by Spinco at the effective time of the merger, will be converted automatically and appropriately adjusted into an option or similar stock based award of the Surviving Corporation unless such employee, officer or director elects to retain all of such person's holdings of Walter options and/or all of such person's other stock based awards at least 20 days prior to the HCM special meeting. Regardless of whether such a Spinco employee, officer or director holding Walter options or stock based awards as of the effective time of the merger elects to keep his or her Walter options and other stock based awards or allow them to convert into options and awards of the Surviving Corporation, if such options and awards were unexercisable as of the effective time of the merger, the merger and related transactions will not result in such options and stock based awards vesting or becoming exercisable. However, any Walter options or stock based awards retained at the effective time of the merger by a Spinco employee, officer or director will remain outstanding and employment with the Surviving Corporation will be considered employment with Walter for purposes of vesting, exercisability and payment of any such options and awards.

        All Walter options held by Spinco employees, officers or directors to be adjusted in connection with the merger will be converted into a right to acquire, on the same terms and conditions as were applicable to such Walter options prior to the effective time of the merger:

  (a)
  a number of shares of Surviving Corporation common stock determined by multiplying the number of shares of Walter common stock subject to such Walter options by the Walter exchange ratio (defined below), rounded down, if necessary, to a whole share of Surviving Corporation common stock,

  (b)
  at a price per share (rounded up, if necessary, to the nearest whole penny) equal to the per share exercise price specified in such Walter option divided by the Walter exchange ratio.

        Each other Walter stock-based award that is assumed by the Surviving Corporation will be converted into a right to receive upon settlement such number of shares of Surviving Corporation common stock as is necessary to maintain the value such award had immediately prior to the effective time of the merger. These awards shall be adjusted to equal the number of shares of Walter common stock subject to such awards immediately prior to the effective time of the merger multiplied by the Walter Exchange Ratio.

        The merger agreement defines the "Walter Exchange Ratio" as a fraction, the numerator of which is the fair market value (as defined in the Walter stock plans) per share of Walter common stock immediately prior to the effective time of the merger and the denominator of which is the closing price per share of Surviving Corporation common on the first full day of trading following the effective time of the merger.

Treatment of Spinco Equity Awards

        Each outstanding award to acquire Spinco Interests granted under the 2007 Long-Term Incentive Award Plan of JWH Holding Company, LLC will, as of the effective time of the merger, be replaced with an equity award denominated in Surviving Corporation common stock and appropriately adjusted to reflect the occurrence of the merger.

        Notwithstanding the provisions for adjustment described above, the merger agreement provides that Spinco and the Spinco option holders may agree separately to cancel, as of the effective time of the merger, their options to acquire Spinco Interests. In consideration for the Spinco option holder's efforts in connection with the contemplated transactions and for no consideration being paid with respect to the cancellation of their options to acquire Spinco Interests, the Spinco option holders will be entitled to receive from the Surviving Corporation as soon as practicable after the effective time of the merger a total number of restricted stock units that corresponds to notional shares of Surviving Corporation common stock (the "RSUs"). The number of RSUs payable to the Spinco option holders will be determined by multiplying (a) (x) the total number of shares of Surviving Corporation common stock that, absent such grant of RSUs, would be payable to the holders of Spinco Interests in the merger and (y) the shares of common stock of the Surviving Corporation payable to holders of HCM common stock in the merger, by (b) 0.03333. For the avoidance of doubt, however, the number of RSUs issued (and the shares of Surviving Corporation common stock used to settle such RSUs) will reduce the number of shares of Surviving Corporation common stock payable to Spinco Interest Holders in the merger, but will not reduce the number of shares of Surviving Corporation common stock payable to holders of HCM common stock in the merger. Each such RSU shall be paid out with a single share of Surviving Corporation common stock no earlier than the third anniversary of the date of grant.

Representations and Warranties

        Representations and warranties are generally subject to material adverse effect (as defined below) qualifications and address a standard set of matters customary for transactions of the nature contemplated by the merger agreement. Note that HCM is subject to and must provide significantly broader and more numerous representations and warranties than Walter, JWHHC or Spinco. None of the representations and warranties of any party will survive the closing of the merger.

        The term "material adverse effect," with respect to any person, means any change, effect or circumstance that is materially adverse to the business, results of operations or financial condition of such person and its subsidiaries, taken as a whole, or on the ability of such person to perform its obligations under the merger agreement or certain related transaction agreements, excluding any such effect to the extent resulting from or arising in connection with (i) changes or conditions generally affecting the industries or segments in which such person operates or (ii) changes in general economic, market or political conditions which, in the case of (i) or (ii), is not specifically related to, or does not have a materially disproportionate effect (relative to other industry participants) on, such person, (iii) events adverse to such person that occurred and were publicly disclosed or were disclosed in writing to the other parties thereto, prior to the date of the merger agreement or are contemplated by any of the merger agreement and such related transaction agreements, or (iv) actions taken or not taken with the express prior written consent of Walter, JWHHC or Spinco, in the case of HCM, or HCM, in the case of Walter, JWHHC or Spinco. When used with respect to Spinco, such term, unless otherwise provided herein, shall refer to Spinco after giving effect to the spin-off.

        HCM, Walter, JWHHC and Spinco have each made certain customary representations and warranties in the merger agreement. Some of the most significant of these representations and warranties include, with respect to each company:

  i.
  due organization, good standing and qualification;

  ii.
  authority to enter into the merger agreement (and the other agreements executed in connection with the merger) and no conflicts with or violations of governance documents or laws; and

  iii.
  the absence of untrue statements or omissions in this proxy statement/prospectus with respect to the information supplied by it.

        In addition Walter and HCM each made representations and warranties of material compliance of all its SEC filings with applicable Securities Act and the Exchange Act and timely filing with the SEC since January 1, 2007, the maintenance of the books and records in accordance with GAAP and the fair presentation of the financial information in the consolidated financial statements filed with the SEC (for Walter, each of these representations, other than fair presentation of financial information, is made with respect to information relating to its financing businesses). Walter and HCM each make additional representations regarding the absence of undisclosed agents, brokers or financial advisors entitled to any fees or commissions in connection with the transactions contemplated by the merger agreement.

        HCM, JWHHC and Spinco each made representations and warranties, subject to some specified exceptions and, in the case of JWHHC, only as of October 28, 2008, relating to, among other things:

  i.
  capital structure and absence of undisclosed agreements relating to the voting or transfer of HCM or Spinco Interests, as applicable;

  ii.
  absence of certain changes or events;

  iii.
  the absence of material investigations or litigation;

  iv.
  compliance with applicable laws;

  v.
  absence of undisclosed environmental claims or conditions;

  vi.
  the timely filing and payment of material tax returns and absence of audits or proceedings related to material taxes or material tax returns;

  vii.
  employee benefit plan matters;

  viii.
  labor matters;

  ix.
  intellectual property matters;

  x.
  material contracts; and

  xi.
  required votes.

        In addition, Spinco made additional representations to HCM, including representations regarding:

  i.
  the fair presentation of the financial information;

  ii.
  the absence of undisclosed liabilities;

  iii.
  the title to real property and assets; and

  iv.
  insurance.

        In addition, HCM made additional representations to Walter and Spinco, including representations regarding:

  i.
  compliance with the Sarbanes-Oxley Act of 2002, as amended;

  ii.
  the absence of reasonable or credible basis for an action to be brought against HCM regarding fraud in connection with any contract in existence on July 31, 2008;

  iii.
  REIT status and tax liability;

  iv.
  additional representations regarding the compliance and status of HCM benefit plans under ERISA and the Code;

  v.
  approval by the HCM board of directors;

  vi.
  the absence of benefit plan or contractual arrangements that will result in a payment or acceleration of any benefit to any current or former director or employee as a result of the merger;

  vii.
  fairness opinion;

  viii.
  amendment to the existing HCM Stockholder Protection Rights Agreement;

  ix.
  the inapplicability of anti-takeover statutes to the merger; and

  x.
  the Investment Company Act of 1940, as amended.

        None of the representations and warranties will survive the closing of the merger.

Covenants and Additional Agreements

        Each of the parties to the Merger Agreement has undertaken certain covenants in the merger agreement. The following summarizes the more significant of those covenants:

Preparation of Form S-4 and the Proxy Statement/Prospectus; Stockholders Meetings

        The parties agreed to prepare this proxy statement/prospectus and the registration statement of which it is a part, and to file them with the SEC and use their respective reasonable best efforts to have the proxy statement cleared and the registration statement declared effective by the SEC and to keep the registration statement effective as long as is necessary to consummate the merger. As soon as practicable after the merger agreement, HCM is required to hold a meeting of stockholders for the purposes of considering and voting on the proposals to approve the Merger Transactions, the Charter Amendment, the Exchange Share Issuance, the Plan Amendment and the 2009 Incentive Plan and to use its reasonable best efforts to obtain the necessary stockholder vote in favor of these proposals. See "Proposal 1," "Proposals 2.a–2.h," "Proposal 3," "Proposal 4" and "Proposal 5" beginning on page 259 of this proxy statement/prospectus.

No Solicitation

        The merger agreement contains detailed provisions restricting HCM's ability to seek an alternative transaction. Under these provisions, HCM agrees that it and its affiliates will not:

  i.
  solicit, initiate or encourage any inquiry or proposal regarding an acquisition proposal;

  ii.
  provide any non-public information or data to any person relating to an acquisition proposal;

  iii.
  waive, amend or modify any standstill or confidentiality agreement (other than the confidentiality agreement, dated May 15, 2008, between Walter and HCM) to which it or any of its subsidiaries is a party;

  iv.
  engage in any discussions or negotiations concerning an acquisition proposal; or

  v.
  otherwise facilitate any effort or attempt to make or implement an acquisition proposal or agree to, recommend or accept an acquisition proposal.

        The merger agreement provides that the term "acquisition proposal" means any inquiry, proposal or offer relating to:

  i.
  any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction or series of related transactions directly or indirectly involving HCM or any of its subsidiaries other than the merger;

  ii.
  any sale, lease, exchange, transfer or other disposition (including by way of merger, consolidation or exchange), in a single transaction or a series of related transactions, of the assets of HCM or any of its subsidiaries constituting 10% or more of the consolidated assets of HCM or accounting for 10% or more of the consolidated revenues of HCM;

  iii.
  any tender offer, exchange offer or similar transactions or series of related transactions made by any person directly or indirectly involving HCM common stock or the common stock of any subsidiary of HCM constituting 5% or more of HCM's common stock or the common stock of any subsidiary of HCM;

  iv.
  the acquisition by any person (other than Walter or any of its affiliates) of beneficial ownership (as determined pursuant to Rule 13d-3 of the Exchange Act) or the formation of any group (as defined in Section 13(d) of the Exchange Act) to acquire beneficial ownership (as determined pursuant to Rule 13d-3 of the Exchange Act) of 5% or more of HCM's common stock or the common stock of any subsidiary of HCM; or

  v.
  any other substantially similar transaction or series of related transactions that would reasonably be expected to result in the acquisition of a controlling interest in HCM, or that would be inconsistent in any material respect with, or hinder or delay in any material respect the consummation of, the transactions contemplated by, or otherwise defeat in any material respect the purpose of, the merger agreement and other agreements executed in connection therewith.

        The merger agreement does not prevent HCM or its board of directors, prior to obtaining stockholder approval of the merger agreement, from engaging in any discussions or negotiations with, or providing any non-public information to, any person in response to an unsolicited written bona fide superior proposal or acquisition proposal if and only to the extent that prior to facilitating any effort to implement such proposal, the HCM board of directors determines in good faith that it would reasonably be expected to constitute a superior proposal and the HCM board of directors, after consultation with independent counsel, determines in good faith that such effort is necessary for HCM's board of directors to comply with its duties to HCM under applicable law. However, HCM or its board of directors may take such actions only if and to the extent that that such person has executed an agreement with confidentiality provisions at least as favorable to HCM as those contained in the confidentiality agreement between HCM and Walter. HCM must comply with certain notification requirements and must generally keep Walter fully informed of the status and terms of such discussions or negotiations. If HCM's board of directors makes such a determination and withdraws or modifies its board recommendation in a manner adverse to Walter or Spinco, HCM will be obligated to negotiate in good faith with Walter and Spinco regarding any modifications to the merger agreement proposed by Walter and Spinco.

        The merger agreement provides that the term "superior proposal" means a written HCM acquisition proposal from a third-party that is not obtained in violation of the non-solicitation requirements set forth above for a majority of the voting power of HCM or a majority of the assets of HCM and its subsidiaries, taken as a whole, and which the HCM board of directors determines in good faith would, if consummated, result in a transaction that is more favorable from a financial point of view to the holders of HCM common stock than the transactions contemplated by the merger agreement (including any proposed alterations of the terms submitted by Walter, JWHHC and Spinco in response to such superior proposal) (x) after receiving the advice of its financial advisor (which shall be KBW or another nationally recognized investment banking firm), (y) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to the terms of the merger agreement) and (z) after taking into account all appropriate legal (with advice of outside counsel), financial (including the financing terms of any such proposal), regulatory or other aspects of such proposal, including the identity of the person making the proposal.

        Without the prior written consent of Walter and Spinco, neither HCM nor its board of directors will, and HCM will cause its subsidiaries and its and their directors, officers, partners, employees, advisors, controlled affiliates, representatives, agents and other intermediaries not to, directly or indirectly, invite Taberna to acquire or attempt to acquire shares of HCM common stock or to attempt to otherwise influence or control HCM prior to the earlier to occur of (i) the effective time of the merger, (ii) the public announcement of the termination of the merger agreement in accordance with its terms and (iii) the termination of the merger agreement in accordance with its terms.

Tax Free Reorganization Treatment; IRS Rulings; REIT Status

        The merger agreement contains certain additional representations, warranties and covenants relating to the preservation of the tax-free status of the spin-off and the merger of Spinco and HCM and certain U.S. federal income tax consequences relating to the transactions contemplated by the merger agreement (including the sale, transfer or restructuring of Walter's homebuilding business prior to the spin-off). Additional representations, warranties and covenants relating to the tax-free status of the spin-off will be contained in the Tax Separation Agreement. See "Additional Agreements Between HCM, Walter, JWHHC, Spinco, and Their Affiliates—Tax Separation Agreement" beginning on page 126 of this proxy statement/prospectus. In addition, the merger agreement contains additional representations regarding the IRS Closing Agreement and REIT Determination (as discussed immediately below under "—IRS Closing Agreement and REIT Determination."

IRS Closing Agreement and REIT Determination

        HCM agrees to use its reasonable best efforts to execute an IRS Form 906, Closing Agreement on Final Determination Covering Specific Tax Matters, that resolves, in a manner satisfactory to Walter, as determined in its sole discretion exercised in good faith, the REIT qualification issues raised in HCM's submission to the IRS on August 25, 2008, which is referred to herein as the "IRS Closing Agreement" or to obtain from the IRS a formal, binding determination other than the IRS Closing Agreement to the effect that the assets which are the subject of HCM's submission to the IRS, were, for purposes of Section 856(c) of the Code, "cash items" and therefore that the investment by HCM in such assets will not cause HCM to fail to qualify as a REIT for any taxable year, or otherwise to the effect that HCM has qualified as a REIT for all taxable years, which is referred to herein as the "REIT Determination," which determination is in form and substance satisfactory to Walter, as determined in its sole discretion exercised in good faith. HCM further agrees to permit Walter, JWHHC and Spinco to participate in the process of obtaining the IRS Closing Agreement and the REIT Determination and will provide drafts to Walter, JWHHC and Spinco of all submissions, including responses to inquiries and other supplemental materials, prior to their delivery to the IRS, permit Walter, JWHHC and Spinco to review all such draft submissions, and reasonably consider any changes to such submissions requested by Walter, JWHHC or Spinco. HCM further agrees to keep Walter, JWHHC and Spinco currently informed of all developments relating to the IRS Closing Agreement process and REIT Determination process, including all written and oral communications between HCM and its advisors and the IRS. All costs, fees and expenses incurred in connection with obtaining the IRS Closing Agreement and the REIT Determination, all costs of performing thereunder and all other liabilities arising therefrom will be the sole responsibility and obligation of HCM. However, HCM has no liability or responsibility for the cost of Walter's, JWHHC's or Spinco's participation in any such process.

REIT Status

        The merger agreement contains certain additional representations, warranties and covenants related to maintaining HCM's qualification as a REIT.

Investment Company Act Status

        HCM and its subsidiaries agree that they will not take any action that would reasonably be expected to cause HCM, any of HCM's subsidiaries or the Surviving Corporation to become an "investment company" under the 1940 Act. Nor will HCM and its subsidiaries fail to take any action required to prevent HCM, HCM's subsidiaries or the Surviving Corporation from becoming an "investment company" under the 1940 Act.

Employee Benefits

        Following the closing of the merger and the other transactions contemplated thereby, the Surviving Corporation will provide HCM employees who continue employment with the Surviving Corporation with employee benefits (excluding equity-based programs) substantially comparable, in the aggregate, to employee benefits provided to Spinco employees of similar position or job category who are employed by Spinco at the effective time of the merger) under the Spinco benefit plans following the effective time of the merger. However, the merger agreement will not prevent the amendment or termination of any specific plan, program or arrangement, or interfere with the Surviving Corporation's right or obligation to make such changes as are necessary to comply with applicable law. Neither the Surviving Corporation nor its affiliates will be obligated to continue to employ any HCM employee for any specific period of time following the merger, subject to applicable law. The Surviving Corporation will generally (i) waive any pre-existing conditions applicable to HCM employees under any to welfare benefit plans in which such employees are eligible to participate after the effective time of the merger to the extent such conditions did not apply or were satisfied prior to the effective time of the merger, (ii) provide each HCM employee with credit for any co-payments and deductibles paid prior to the effective time of the merger for the plan year in which the merger occurs in satisfying any applicable deductible or out-of-pocket requirements under any welfare benefit plan in which such employees may be eligible to participate after the effective time of the merger and (iii) recognize all service of the HCM employees for all purposes (including purposes of eligibility to participate, vesting credit, service credit, entitlement for benefits, and benefit accrual (including vacation accrual) in any benefit plan in which such employees may be eligible to participate after the merger), to the same extent taken into account under a comparable HCM benefit plan immediately prior to the effective time of the merger.

Directors & Officers Liability Insurance

        Under the terms of the merger agreement, the parties have agreed that the Surviving Corporation will (i) for a period of at least six years after the effective time of the merger, indemnify all past and present directors, officers or employees of Walter and its subsidiaries who will become directors, officers or employees of the Surviving Corporation or its subsidiaries for acts or omissions occurring after the effective time of the merger and (ii) not amend the charter and bylaws of the Surviving Corporation to, among other things, modify or repeal the provisions relating to the elimination of personal liability for money damages and indemnification and advancement of expenses. The parties further agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring or alleged to have occurred at or prior to the effective time of the merger now existing in favor of any former or current officer or director of HCM or any of its subsidiaries will survive the merger and continue in full force and effect will not be amended or repealed for a period of six years after the effective time of the merger in any manner that would adversely affect the rights of such individuals for such acts or omissions or acts or omissions taken at the written request of Walter, JWHHC or Spinco.

        From and after the effective time of the merger, the Surviving Corporation will indemnify each HCM officer and director against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of HCM or any of its subsidiaries, and pertaining to any matter existing or occurring or alleged to have occurred, or any acts or omissions occurring or alleged to have occurred, at or prior to the effective time of the merger, or taken at the written request of Walter, JWHHC or Spinco.

        The parties further agree that Surviving Corporation will cause the HCM officers and directors to be covered for a period of six years from the effective time of the merger by the directors' and officers' liability insurance policy maintained by HCM immediately prior to the effective time of the merger (or comparable "tail" insurance policy) with respect to acts or omissions occurring or alleged to have occurred prior to the effective time of the merger that were committed by such officers and directors in their capacity as such; but will not be required to expend in the aggregate during and for such six-year period an amount in excess of 250% of the annual premium paid by HCM immediately prior to the effective time of the merger for such insurance. If the Surviving Corporation is unable to maintain such policy (or such substitute policy) as a result of the preceding proviso, the Surviving Corporation will obtain as much comparable insurance as is available for such amount.

        The provisions described above will survive the effective time of the merger.

Board of Directors, Officers

        The board of directors of the Surviving Corporation immediately following the effective time of the merger will be comprised of seven directors divided as nearly equally as possible into three classes, with six directors designated by Spinco and one director designated HCM, who will be John A. Burchett, currently Chairman, President and Chief Executive Officer of HCM. Michael T. Tokarz, the Chairman of Walter, Mark J. O'Brien, currently Chairman and Chief Executive Officer of Spinco and a director of Walter, Denmar J. Dixon and Williams J. Meurer, each a member of JWHHC's board of managers, Shannon E. Smith and Ellyn L. Brown, will be Spinco's six designees.

        The officers of Spinco immediately prior to the effective time of the merger will be the initial officers of the Surviving Corporation. Mr. O'Brien will serve as the Chairman and Chief Executive Officer of the Surviving Corporation, Charles E. Cauthen, currently President of WMC, will become the Surviving Corporation's President and Chief Operating Officer and Kimberly Perez, currently Executive Vice President and Chief Financial Officer of WMC, will become Chief Financial Officer of the Surviving Corporation. Other members of senior management will be determined by the board of directors of the Surviving Corporation. Mr. Burchett and Irma N. Tavares, currently Chief Operating Officer, Managing Director and a director of HCM, will each serve in a senior management position at the Surviving Corporation or one or more of its subsidiaries.

NYSE Alternext Listing

        HCM agrees to use its commercially reasonable efforts to prevent the delisting of HCM's common stock from the NYSE Alternext (formerly the American Stock Exchange), including by pursuing all avenues of appeal to NYSE Alternext's decision to delist HCM's common stock. If HCM is unable to maintain its listing on NYSE Alternext, HCM agrees to take all actions necessary and appropriate to cause a market maker to continue to list the HCM common stock on Pink Quote, the OTC Bulletin Board or a comparable OTC electronic quotation service. HCM is also required to file appropriate listing applications with NYSE Alternext for all shares to be issued in connection with the merger and the exchange agreements (and, if HCM's shares are previously delisted, all other shares of HCM common stock). Walter, JWHHC and Spinco each agree to use commercially reasonable efforts to assist HCM in fulfilling its listing obligations. HCM has agreed to continue to maintain the registration of its common stock under sections 12(b) or 12(g) of the Exchange Act, even if it becomes eligible for exemptions from the registration requirements of the Exchange Act. In addition, regardless of HCM's listing status on the NYSE Alternext, prior to the closing of the merger, HCM has agreed to continue to timely file with the SEC any materials it would be required to file with the SEC as a company listed on the NYSE Alternext.

Consummation of the Asset Transfer

        Under the terms of the merger agreement, Walter, JWHHC and Spinco each agree to use their respective reasonable best efforts to consummate Walter's acquisition from JWHHC, and subsequent contribution to Spinco, of all of JWHHC's subsidiaries engaged in the Financing business and their material assets and businesses and to cause JWHHC to assign or otherwise transfer to Spinco its rights and obligations under the various agreements governing transactions contemplated by the merger agreement and under JWHHC's employee benefit plans and other contracts material to the operation of the Financing business, subject to satisfaction of any and all conditions thereto as established between Walter, JWHHC and Spinco and compliance with applicable law.

Consummation of the Distribution

        Under the terms of the merger agreement, Walter agrees to use its reasonable best efforts to consummate the spin-off on the closing date of the merger, subject to satisfaction of any and all conditions thereto as established between Walter and Spinco (including the consummation of the asset transfer) and compliance with applicable law.

Interim Financial Information

        Each of Spinco and JWHHC on the one hand, and HCM, on the other hand, are required to provide customary periodic updates to the financial statements and related materials provided in connection with the merger agreement.

Conditions to Closing of the Merger

        The respective obligations of HCM, Walter and Spinco to complete the merger are subject to the fulfillment or waiver of a number of conditions, at or prior to the effective time of the merger, including, but not limited to, the following:

  i.
  the acquisition by Walter of the Financing business from JWHHC and the transfer of the Financing business by Walter to Spinco;

  ii.
  the distribution of all of the Spinco Interests on a pro rata basis to the holders of Walter common stock;

  iii.
  stockholder approval of the Merger Transactions and the Charter Amendment or, if proposed to HCM's stockholders as separate proposals to approve amendments to HCM's Charter comprising the Charter Amendment, each such proposal has been obtained;

  iv.
  stockholder approval of the Exchange Share Issuance has been obtained;

  v.
  all consents, approvals or authorizations of any governmental authority required by law for the consummation of the transactions contemplated by the merger agreement shall have been obtained, except as would not reasonably be expected to have a material adverse effect on the Surviving Corporation;

  vi.
  all consents or approvals of each person whose consent shall be required for the consummation of the transactions contemplated by the merger agreement shall have been obtained, except as would not reasonably be expected to have a material adverse effect on the Surviving Corporation;

  vii.
  the registration statement on Form S-4 to be filed by HCM with the SEC to effect the registration under the Securities Act of the Exchange Share Issuance and the Merger Issuance shall have become effective in accordance with the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order and no similar proceedings shall have been initiated or threatened by the SEC and not concluded or withdrawn;

  viii.
  the shares of Surviving Corporation common stock and such other shares required to be reserved for issuance in connection with the spin-off and the merger, respectively, shall have been approved for listing on the NYSE Alternext; and

  ix.
  no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction prohibiting or preventing the consummation of the transactions contemplated by the merger agreement shall be in effect.

        The obligations of Walter and Spinco to complete the merger are subject to certain additional conditions, including the following (note that, under the February 17, 2009, amendment to the merger agreement, Walter and Spinco may not waive their right to those conditions to closing described in clauses vii. and viii. below):

  i.
  no breach of HCM's representations and warranties at the closing which would reasonably be expected to have a material adverse effect on HCM;

  ii.
  performance and compliance by HCM in all material respects with all covenants and obligations;

  iii.
  receipt by Walter and Spinco of a certificate of the Chief Executive Officer and Chief Financial Officer of HCM certifying the satisfaction of the conditions in items (i) and (ii), above;

  iv.
  receipt by Walter and Spinco of opinions of counsel regarding the tax treatment of the merger and that the Surviving Corporation's proposed method of operation will enable it to continue to meet the requirements for qualification as a REIT for taxable year 2009 and thereafter;

  v.
  the charter of HCM shall be as set forth in the Articles of Amendment and Restatement of HCM and the bylaws of HCM shall be the form of Bylaws of HCM, each as attached to this proxy statement/prospectus as Annexes C and D, respectively;

  vi.
  the exchange agreements with the Amster Parties and Taberna will be in effect and the exchange transactions shall have been consummated;

  vii.
  receipt by Walter of a private letter ruling from the IRS regarding the tax-free treatment of the spin-off and certain U.S. federal income tax consequences relating to the transactions contemplated under the merger agreement (including the sale, transfer or restructuring of Walter's homebuilding business prior to the spin-off);

  viii.
  receipt by Walter of an opinion of PwC regarding certain aspects of the tax-free treatment of the spin-off;

  ix.
  continued qualification of HCM as a REIT;

  x.
  HCM and the IRS shall have executed the IRS Closing Agreement or the IRS shall have rendered the REIT Determination;

  xi.
  receipt by Walter and Spinco of a tax opinion of counsel regarding HCM's qualification as a REIT under the Code;

  xii.
  receipt by Walter and Spinco of an opinion of counsel, opining that HCM is not an "investment company" under the Investment Company Act of 1940; and

  xiii.
  stockholder approval of the Plan Amendment has been obtained.

        The obligations of HCM to complete the merger are subject to certain additional conditions, including the following:

  i.
  no breach of Walter and Spinco representations and warranties at closing which would reasonably be expected to have a material adverse effect on Spinco;

  ii.
  material performance and compliance by Walter, JWHHC and Spinco with all their respective covenants and obligations;

  iii.
  receipt by HCM of a certificate of the Chief Executive Officer and Chief Financial Officer of Walter and Spinco certifying the satisfaction of the conditions in items (i) and (ii), above; and

  iv.
  receipt by HCM of an opinion of counsel to the effect that the merger will constitute a "reorganization" for federal income tax purposes within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement

        The merger agreement may be terminated at any time before the effective time of the merger:

  i.
  by the mutual written consent of Walter, Spinco and Hanover, which consent shall be effected by action of the board of directors of each such party;

  ii.
  by either Walter or HCM if the effective time of the merger has not occurred before June 30, 2009, provided that a breach by the terminating party of any of its agreements was not the cause of such failure;

  iii.
  by either Walter or HCM if there are final, non-appealable legal restraints preventing the merger and, subject to certain exceptions, the party seeking to terminate the merger agreement has used all reasonable efforts to remove such legal restraints and such pary's failure to comply with any terms of the merger agreement did not cause such legal restraints;

  iv.
  by either Walter or HCM if stockholder approval of the Merger Transactions, the Charter Amendment or the Exchange Share Issuance has not been obtained after a vote of the HCM stockholders is taken;

  v.
  by Walter, if stockholder approval of the Plan Amendment has not been obtained after a vote of the HCM stockholders is taken;

  vi.
  by Walter, if HCM shall have:

  a.
  failed to recommend, in the proxy statement/prospectus (including preliminary or definitive versions) to be distributed to HCM stockholders and Walter stockholders in connection with the merger, that HCM stockholders approve the stockholder proposals described elsewhere in this prospectus; or

  b.
  withdrawn or modified the recommendations of its board in a manner adverse to Walter or Spinco (or resolved to do so); or

  c.
  breached its obligations to prepare the registration statement and the proxy statement/prospectus and conduct the special meeting) and such breach either by its terms cannot be cured by June 30, 2009 or the breach is not remedied within 30 days after Walter has furnished HCM with written notice of such breach; provided that such right to terminate shall not be available to Walter to the extent that Walter has materially failed to fulfill its obligations to assist HCM in such preparation; or

  d.
  breached its obligations not to, without the prior written consent of Walter and Spinco, directly or indirectly invite Taberna Preferred Funding I, Ltd. to acquire or attempt to acquire shares of HCM common stock or to attempt to otherwise influence or control HCM prior to the earlier to occur of (i) the effective time of the merger, (ii) the public announcement of the termination of the merger agreement in accordance with its terms and (iii) the termination of the merger agreement in accordance with its terms;

  vii.
  by HCM if, prior to obtaining stockholder approval of the Merger Transactions, HCM receives an acquisition proposal and the board of directors of HCM conclude in good faith that such HCM acquisition proposal constitutes a superior proposal (both terms as defined in above under "Covenants—No Solicitation") and (i) HCM concurrently pays the termination fee (as described below) and (ii) the board of directors of HCM concurrently approves, and HCM concurrently enters into, a definitive, legally binding agreement with respect to such superior proposal; and

  viii.
  by either HCM or Walter, if (a) in the case of HCM, it is not in material breach of the terms of the merger agreement, and there has been a breach of any representation, warranty, covenant or agreement contained in the merger agreement on the part of any of Walter, JWHHC, or Spinco, and (b) in the case of Walter, none of Walter, JWHHC and Spinco is in material breach of the terms of the merger agreement, and there has been a breach of any representation, warranty, covenant or agreement contained in the merger agreement on the part of HCM, and in (a) or (b) above as the case may be, which breach would cause such party's obligation to perform and comply in all material respects with all covenants and obligations in the merger agreement not to be satisfied, and (i) such breach by its nature is not capable of being cured or (ii) the breaching party has not, within thirty days after receipt by such party of written notice of such breach from the terminating party, cured such breach or made any good faith attempt to cure such breach.

Effect of Termination

        In the event of termination, the merger agreement will become void and of no effect without any liability or obligation on the part of any party (or any stockholder, director or officer, employee, agent, consultant or representative of such party) to the other parties except that (a) that specified provisions in the merger agreement regarding confidentiality, the software license agreement, the payment of the termination fee and miscellaneous provisions will survive termination and (b) no such termination will relieve any party of any liability or damages resulting from fraud or from any willful and material breach by such party of any covenant or other agreement included in this merger agreement.

        HCM has agreed to pay a termination fee of $3,000,000 if the merger agreement is terminated:

  i.
  by Walter because HCM has breached its obligations to prepare the registration statement and the proxy statement/prospectus and conduct the special meeting) and such breach either by its terms cannot be cured by June 30, 2009, or, with respect to any such breach that is reasonably capable of being remedied, the breach is not remedied within 30 days after Walter has furnished HCM with written notice of such breach; however, such right to terminate will not be available to Walter to the extent that Walter materially failed to fulfill its obligations to assist HCM in such preparation and such failure was the primary cause of HCM's breach; or

  ii.
  by Walter because HCM has breached its obligations not to, without the prior written consent of Walter and Spinco, directly or indirectly invite Taberna Preferred Funding I, Ltd. to acquire or attempt to acquire shares of HCM common stock or to attempt to otherwise influence or control HCM prior to the earlier to occur of (i) the effective time of the merger, (ii) the public announcement of the termination of the merger agreement in accordance with its terms and (iii) the termination of the merger agreement in accordance with its terms; or

  iii.
  by HCM if HCM terminates upon entering into a superior proposal the terms of which Walter does not match; or

  iv.
  by Walter if either (i) the effective time of the merger has not occurred before June 30, 2009 or (ii) there is any final and non-appealable order that makes consummation of the merger illegal or otherwise prohibited, but only if HCM is unable to terminate the merger agreement at the time of termination by Walter due to HCM's failure to meet the requirements for such termination; or

  v.
  by either Walter or HCM if (i) the merger agreement terminates because, at the special meeting, stockholder approval of the Merger Transactions, the Charter Amendment or the Exchange Share Issuance has not been obtained after a vote of stockholders is taken, (ii) an acquisition proposal is commenced or disclosed to HCM or its stockholders and (iii) (x) within 12 months of termination, HCM enters into an acquisition agreement relating to, or consummates, such acquisition proposal (changing the percentage thresholds in the definition of such term from 5% or 10%, as the case may be, to 50%) or any other acquisition proposal (modified as aforesaid) with the person making such first acquisition proposal or (y) within 9 months of termination, HCM enters into a definitive agreement relating to, or consummates, any acquisition proposal (modified as aforesaid); or

  vi.
  by Walter if (i) the merger agreement terminates due to (A) HCM's failure to include the required board recommendation in the proxy statement/prospectus, (B) HCM's withdrawal or modification of the its board's recommendations in favor of approving the merger agreement and merger in a manner adverse to Walter or Spinco, (C) provided that neither Walter nor Spinco is in material breach of the terms of the merger agreement, a breach of any representation, warranty, covenant or agreement contained in the merger agreement on the part of HCM which breach would cause HCM's obligation to perform and comply in all material respects with all covenants and obligations in the merger agreement not to be satisfied, and (x) such breach by its nature is not capable of being cured or (y) HCM has not, within thirty days after receipt by such party of written notice of such breach from Walter, cured such breach or made any good faith attempt to cure such breach or (D) a failure to obtain stockholder approval of the Plan Amendment at the special meeting after a vote of the HCM stockholders is taken, (ii) an acquisition proposal is commenced or disclosed to HCM or its stockholders and (iii) (x) within 12 months of termination, HCM enters into an acquisition agreement relating to, or consummates, such acquisition proposal (changing the percentage thresholds in the definition of such term from 5% or 10%, as the case may be, to 50%) or any other acquisition proposal (modified as aforesaid) with the person making such first acquisition proposal or (y) within 9 months of termination, HCM enters into a definitive agreement relating to, or consummates, any acquisition proposal (modified as aforesaid).

        Walter agrees to pay a termination fee of $2,000,000 (which amounts may be paid, at the option of Walter and JWHHC (prior to the consummation of the asset transfer) and Spinco (following the consummation of the asset transfer), in their sole discretion, by a set-off by JWHHC (or Spinco, as assignee of JWHHC following the asset transfer), of amounts due and owing to JWHHC (or Spinco, as assignee of JWHHC following the asset transfer) from HCM under the loan and security agreement, in the event that the merger agreement is terminated:

  i.
  by HCM, if HCM is not in material breach of the terms of the merger agreement, and there has been a breach of any representation, warranty, covenant or agreement contained in the merger agreement on the part of Walter or Spinco which breach would cause such breaching party's obligation to perform and comply in all material respects with all covenants and obligations in the merger agreement not to be satisfied, and (i) such breach by its nature is not capable of being cured or (ii) the breaching party has not, within thirty days after receipt by such party of written notice of such breach from HCM, cured such breach or made any good faith attempt to cure such breach; or

  ii.
  by HCM if either (i) the effective time of the merger has not occurred before June 30, 2009, or (ii) if there is any final and non-appealable order that makes consummation of the merger illegal or otherwise prohibited, but only if Walter is unable to terminate the merger agreement at the time of termination by HCM due to Walter's failure to meet the requirements for such termination.

Amendments to the Merger Agreement

        The merger agreement provides that it may be amended at any time prior to the effective time of the merger, whether before or after receipt of the required stockholder approvals, without further stockholder approval, except that, after receipt of stockholder approval of the Merger Transactions, no amendment may be made which under applicable Maryland law requires the further approval of the stockholders of HCM without such further approval. The merger agreement also provides that it may not be amended except by an instrument in writing signed by the parties. Under Maryland law, after stockholder approval of the merger and the Merger Issuance, without the further approval of the stockholders of HCM, no change may be made to:

  •
  the name or place of incorporation or organization of any party to the merger or the Surviving Corporation;

  •
  the manner or basis of converting or exchanging issued stock of HCM or outstanding membership interests of Spinco;

  •
  the treatment of any issued stock of HCM or outstanding membership interests of Spinco not to be converted or exchanged in the merger;

  •
  the amendment to the charter of the Surviving Corporation to be effected as part of the merger; or

  •
  the number and names of the directors and the titles and names of the officers of the Surviving Corporation who will hold those positions as a result of the merger.

        If the merger agreement is amended in a manner that does not require further stockholder approval under applicable Maryland law, HCM and Walter intend to notify their respective stockholders by issuing one or more press releases and filing a Current Report on Form 8-K disclosing the amendment.

Fees and Expenses

        HCM and Walter agree that, if either party fails promptly to pay the amount due pursuant to provisions relating to the payment of termination fee, and in order to obtain such payment, either party commences a suit which results in a judgment against the other party for the termination fee set forth in the merger agreement, the other party agrees to pay the out-of-pocket costs and expenses (including reasonable attorneys' fees and out-of-pocket expenses) in connection with such suit, together with interest on the amount of the fee at the rate on six-month U.S. Treasury obligations in effect on the date such payment was required to be made plus 300 basis points.

        All fees and expenses incurred by Walter, JWHHC, Spinco, HCM or their respective subsidiaries in connection with the merger, the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring such fees or expenses, except that Walter will reimburse HCM for filing and other fees payable to the SEC in respect of this proxy statement/prospectus and Walter will pay the fees and expenses of any financial printer engaged in the preparation, printing, filing and mailing of this proxy statement/prospectus.

THE VOTING AGREEMENT

        The following is a summary of the voting agreement entered into as of September 30, 2008, by Walter, JWHHC, HCM and the following stockholders of HCM: John A. Burchett; Irma N. Tavares; and the Amster Parties (collectively, the "HCM Stockholders); and assigned by JWHHC to Spinco pursuant to an assignment and assumption agreement dated February 6, 2009. This summary is qualified in its entirety by the complete text of the voting agreement which is attached to this proxy statement/prospectus as Annex H. The HCM Stockholders collectively own approximately 10.1% of the shares of HCM Common Stock outstanding as of January 31, 2009.

Agreement to Vote and Proxy

        Each HCM Stockholder has agreed that, at any HCM stockholders meeting (including the special meeting), including any adjournment or postponement thereof, to the fullest extent that such HCM Stockholder's shares (which for purposes of the voting agreement include any securities convertible into or exercisable or exchangeable for shares currently owned by such HCM Stockholder, together with any shares of HCM common stock and any securities convertible into or exercisable or exchangeable for such shares that such HCM Stockholder acquires beneficial ownership of in the future) entitle the stockholder to vote thereon or consent thereto, to:

  i.
  appear at each such meeting or otherwise cause such stockholder's shares to be duly counted as present for purposes of calculating a quorum; and

  ii.
  vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of such HCM Stockholder's shares:

  a.
  in favor of proposals to approve (1) the Merger Transactions, (2) the Charter Amendment, (3) the Exchange Share Issuance, (4) the Plan Amendment and (5) any other action (including the proposal to approve the 2009 Long-Term Equity Incentive Plan) reasonably requested by Walter in furtherance of any of the foregoing;

  b.
  against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of the merger agreement by HCM, or a breach of the voting agreement by any of the HCM Stockholders; and

  c.
  against any acquisition proposal for HCM or any other action, agreement or transaction that does or could adversely affect the merger or any of the other transactions contemplated by the merger agreement or the voting agreement.

        Each HCM Stockholder has represented, warranted, covenanted and agreed that, except for the voting agreement, it has not entered into and, while the voting agreement is in effect it shall not enter into any other voting agreement or trust with respect to its shares of HCM common stock and has not granted, and shall not grant, while the voting agreement is in effect, a proxy, consent or power of attorney with respect to its shares that is inconsistent with the voting agreement.

Restrictions on Transfer

        Each HCM Stockholder has agreed that it shall not, subject to existing encumbrances on its shares, transfer any of its shares or any interest therein, subject to specified exceptions, provided that the transferee agrees to be bound by the voting agreement.

Termination

        The voting agreement terminates on the earlier to occur of (i) the closing of the merger and the other transactions contemplated thereby, (ii) the date of termination of the merger agreement in accordance with its terms and (iii) solely with respect to the Amster Parties, the date of termination of the exchange agreement to which the Amster Parties are party in accordance with its terms.

Other Provisions

        The voting agreement contains other provisions such as customary representations from each HCM Stockholder regarding its authority to enter into the voting agreement and its title to its shares of HCM common stock.

 THE EXCHANGE AGREEMENTS

        Taberna and the Amster Parties currently hold all of the outstanding trust preferred securities of HST-I and HST-II, respectively, each in principal amounts of approximately $20 million. HST-I holds all of the unsecured junior subordinated deferrable interest notes due 2035 issued by HCM in March 2005 (the "HST-I Debt Securities") and HST-II holds all of the fixed/floating rate junior subordinated debt securities due 2035 issued by HCM in November 2005 (the "HST-II Debt Securities"). On September 30, 2008, HCM entered into exchange agreements with each of Taberna and the Amster Parties, as amended on February 6, 2009, to acquire (and subsequently cancel) these trust preferred securities. As one of the conditions to the merger agreement, HCM is required to obtain the requisite stockholder approval of the issuance of HCM common stock pursuant to the exchange agreement with the Amster Parties, which is the affirmative vote of a majority of the votes cast in person or by proxy on the matter at the special meeting (as described in Section "Proposal 2").

        The following is a summary of the exchange agreements and is qualified in entirety by the complete text of the exchange agreements which are included in their entirety as Annexes E and F to this proxy statement/prospectus.

Exchange Consideration

  i.
  Taberna has agreed to sell its trust preferred securities for an aggregate cash payment of $2.25 million, $250,000 of which was paid when its exchange agreement was executed and delivered by HCM and Taberna on September 30, 2008, and $600,000 of which was paid when the amendment to the exchange agreement was executed and delivered by HCM and Taberna on February 6, 2009. Taberna will also be reimbursed by HCM for its counsel fees up to $15,000 in the aggregate.

  ii.
  The Amster Parties have agreed to sell their trust preferred securities for an aggregate cash payment of $750,000 and 6,762,793 shares of HCM common stock, each payable at closing. After giving effect to the Exchange Share Issuance, and assuming that, between January 31, 2009, and immediately prior to the effective time of the merger, there are no other changes in (i) the number of shares of HCM common stock outstanding or (ii) the Amster Parties ownership thereof, the Amster Parties would own approximately 43.9% of the shares of HCM common stock outstanding immediately prior to the effective time of the merger. The HCM common stock payable to the Amster Parties pursuant to their exchange agreement will be issued immediately prior to the effective time of the merger and will be subject to the "HCM share combination" effected by the merger (as described in "The Merger Agreement—Merger Consideration").

Exchange of Shares

        At the closing of the merger, each of Taberna and the Amster Parties will surrender for transfer the certificates representing the shares of its trust preferred securities. Each of Taberna and the Amster Parties further agrees to take all other reasonable actions to (i) cause the applicable trustee of HST-I or HST-II, as applicable, to issue, authenticate and deliver to HCM new certificates representing such trust preferred securities, (ii) cause the cancellation of such trust preferred securities and (iii) vest in HCM good and marketable title to such trust preferred securities free and clear of all liens. As noted in "The Transactions—The Exchange Transactions", HCM intends subsequently to retire each of the HST-I Debt Securities and the HST-II Debt Securities.

Representations and Warranties

        Each of Taberna and the Amster Parties have made representations and warranties to HCM, subject to some specified exceptions, relating to, among other things:

  i.
  organization;

  ii.
  corporate authority;

  iii.
  ownership of the trust preferred securities; and

  iv.
  disclaimer of warranties.

        In addition, Taberna has made an additional representation to HCM that it does not own any equity securities of HCM.

        HCM has made representations and warranties to each of Taberna and the Amster Parties, subject to some specified exceptions, relating to, among other things:

  i.
  organization;

  ii.
  corporate authority; and

  iii.
  disclaimer of warranties.

        HCM has made an additional representation to Taberna that attached as an exhibit to the exchange agreement with Taberna is a true and complete copy of the exchange agreement with the Amster Parties.

        HCM has made additional representations to the Amster Parties regarding:

  i.
  qualification;

  ii.
  capitalization;

  iii.
  the vote required by HCM stockholders to approve the Exchange Share Issuance;

  iv.
  the consideration given to Taberna in the exchange agreement with Taberna; and

  v.
  that attached as an exhibit to the exchange agreement with the Amster Parties is a true and complete copy of the exchange agreement with Taberna.

Covenants

        Each of Taberna and the Amster Parties has agreed to use its commercially reasonable efforts to cause the trustees of the respective trusts in which Taberna or the Amster Parties hold trust preferred securities not to declare an event of default or accelerate HCM's obligations under notes held by such trust during the term of the exchange agreements. In addition, each of Taberna and the Amster Parties has agreed to abide by the terms of the confidentiality agreements that were previously executed with each such party and to certain restrictions regarding public disclosure of the terms and conditions of the exchange agreements.

Standstill Provision

        Taberna has agreed to refrain from acquiring any shares of HCM common stock or seeking to otherwise influence or control HCM (unless expressly invited by HCM's board of directors to do so) until the earlier of (i) the effective time of the merger, (ii) the public announcement of the termination of the merger agreement (iii) the termination of the merger agreement or (iv) the termination of the exchange agreement.

Additional Covenant under the Taberna Exchange Agreement

        Taberna's exchange agreement includes a covenant from HCM restricting HCM from amending the exchange agreement with the Amster Parties to increase the amount of cash or number of shares of HCM common stock payable to the Amster Parties for the trust preferred securities without Taberna's prior written consent.

Conditions to Closing

        The consummation of each of the exchange agreements is conditioned upon:

  i.
  there being no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other governmental authority or legal restraint or prohibition preventing or making illegal the consummation of the transactions contemplated by the exchange agreement and the merger agreement being in effect;

  ii.
  obtaining all required consents, approvals and authorizations of any governmental authority; and

  iii.
  the satisfaction or waiver of the conditions to closing of the merger and the other transactions contemplated thereby.

        In addition, the consummation of the exchange agreement with the Amster Parties is conditioned upon:

  i.
  the registration statement becoming effective in accordance with the Securities Act and the Exchange Act and not becoming the subject of any stop order or proceeding seeking a stop order, and no similar proceeding in respect of the proxy statement/prospectus being initiated or threatened by the SEC not concluded or withdrawn; and

  ii.
  the required stockholder approval of the Exchange Share Issuance having been obtained.

Termination

        The exchange agreements may be terminated at any time prior to closing:

  i.
  by mutual written consent of the parties;

  ii.
  by either party, if there has been a material violation or breach by either party of any covenant, agreement, representation or warranty and such violation or breach has not been cured by the defaulting party within twenty (20) days after receiving notice;

  iii.
  by either party, if there has been a termination of the merger agreement; and

  iv.
  by either Taberna or the Amster Parties, if the closing has not occurred on or before June 26, 2009, in the case of Taberna, or June 30, 2009, in the case of Amster.

Mutual Release

        Included in the exchange agreement with the Amster Parties is a broad mutual release, effective as of the execution of the agreement, of and by the Amster Parties, on the one hand, and Hanover, on the other hand, with respect to their respective obligations under the various transactions agreements related to the trust preferred securities. Included in the Taberna exchange agreement is an agreement by Taberna to forbear from making any claims against Hanover arising out of or in connection with the various transaction agreements related to the trust preferred securities (including any events of default), until the earlier of (i) the termination of the Taberna exchange agreement or (ii) the date upon which Hanover becomes subject to any bankruptcy or insolvency proceedings. Upon the closing of the Taberna exchange agreement, each of Taberna and Hanover will execute a standalone mutual release, effective as of the closing of the exchange, with respect to their respective obligations under the various transactions agreements related to the trust preferred securities. The forms of Taberna's and the Amster Parties' releases are substantially identical.

        In addition, each exchange agreement includes a covenant requiring Taberna or the Amster Parties, as the case may be, to use its commercially reasonable efforts to cause the trustees of the respective trusts in which Taberna or the Amster Parties hold trust preferred securities not to declare an event of default or accelerate Hanover's obligations under notes held by such trust until the earlier of (i) the closing of the merger, (ii) the valid termination of the merger agreement or (iii) the termination of the applicable exchange agreement in accordance with its terms.

ADDITIONAL AGREEMENTS BETWEEN HCM, WALTER, JWHHC, SPINCO AND THEIR AFFILIATES

        HCM, Spinco and Walter have entered into or, prior to the completion of the spin-off and merger, will enter into, certain additional agreements. The following is a summary of the material provisions of those agreements. The rights and obligations of the parties are governed by the express terms and conditions of the respective agreements and not by the summary thereof or any other information included in this proxy statement/prospectus. Each of the agreements has been publicly filed as an exhibit to the Registration Statement of which this proxy statement/prospectus is a part. It is not intended to provide any other factual information about Walter, Spinco, HCM or the Surviving Corporation. Information about Walter, JWHHC, Spinco, HCM or the Surviving Corporation can be found elsewhere in this proxy statement/prospectus.

Software License Agreement

        The following is a summary of the software license agreement entered into as of September 30, 2008, by JWHHC and HCM. It is qualified in its entirety by the complete text of the license agreement, which is attached to this proxy statement/prospectus as Annex I. JWHHC intends to assign its rights and obligations under the software license to Spinco prior to the spin-off.

License and License Consideration

        HCM has granted to JWHHC and its affiliates a perpetual, non-exclusive and non-transferable (except to affiliates or in a merger, change of control or asset sale) license to use, exploit and to modify certain described software, systems and related items primarily related to asset portfolio management and analysis. JWHHC may sub-license to third party non-affiliates only in connection with installing, testing, hosting, maintaining, supporting and creating modifications to the software that is the subject of the license or assisting JWHHC's exercise of their licensed rights.

        On January 9, 2009, JWHHC paid $1 million as consideration for the license.

Source Code

        HCM placed the relevant software's source code in escrow pending payment of consideration for the license by JWHHC. In accordance with the license agreement and the related escrow agreement, the source code was released into JWHHC's possession on January 6, 2009.

Covenants

        Each party has agreed not to contest the other party's intellectual property rights relating to the software that is the subject of the license or modifications thereto, except in an action between the parties.

        HCM is not providing maintenance or support services other than reasonable cooperation with Spinco's own efforts at installing, testing, maintaining and supporting the software and other minimal support at no out-of-pocket expense to HCM and subject to hourly compensation for any substantial time commitment from HCM.

Other Provisions

        The license agreement contains other customary provisions for a license of this nature, including a confidentiality provision. Further, the merger agreement and the license agreement contain representations, warranties and indemnities with respect to the relevant software's operation and non-infringement of third-party rights.

Loan and Security Agreement

        The following is a summary of the loan and security agreement entered into by JWHHC and HCM on September 26, 2008, and amended and restated by the parties on February 6, 2009. The amended and restated loan and security agreement specifically contemplates the assignment of JWHHC's rights and obligations under the agreement to Spinco, and requires HCM to consent to the assignment of the rights and obligations of JWHHC to Spinco under the related securities account control agreement with HCM and Regions Bank described below. JWHHC intends to assign its rights and obligations under the amended and restated loan and security agreement and the securities account control agreement to Spinco prior to the spin-off.

REIT Loan

        In order to ensure that HCM will have access to sufficient capital to acquire assets required to maintain its REIT status and not become an "investment company" under the Investment Company Act of 1940, as amended, JWHHC has agreed to make available to HCM a revolving line of credit up to $4 million in the aggregate. Individual borrowings under this line of credit will bear interest at a rate per annum equal to the 3-month U.S. Dollar London Interbank Offered Rate as published in the Wall Street Journal for the business day previous to the date the request for such loan was made plus 50 basis points. Interest shall be computed on the basis of a year of 360 days, and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). On September 26, 2008, and on October 30, 2008, HCM borrowed $1.1 million and $1.2 million, respectively, from JWHHC pursuant to this line of credit.

Security for the REIT Loan

        The revolving facility is secured by a collateral account maintained pursuant to a related securities control agreement dated as of September 25, 2008, among HCM, JWHHC and Regions Bank (as the securities intermediary) which account shall contain all of the assets purchased by HCM with the proceeds of the revolving facility.

Exchange Agreement Loan

        In order to ensure that HCM will have access to sufficient capital to fulfill its obligations to pay the cash consideration to the Amster Parties and Taberna upon the closing of the exchange transactions, on February 6, 2009, JWHHC and HCM amended and restated the loan and security agreement. Under the amended and restated loan and security agreement, JWHHC has agreed to make available to HCM a line of credit of up to $2.75 million in the aggregate (reduced by the amount of cash HCM has available to make payments under the exchange agreements upon the closing of the exchange transactions). This amount represents the outstanding cash consideration due to the Amster Parties and Taberna under the exchange agreements upon closing of the exchange transactions. On February 6, 2009, HCM borrowed $600,000 under this line of credit to make the payment to Taberna in connection with the amendment to the Taberna exchange agreement. HCM is only entitled to borrow additional funds pursuant to this line of credit at the closing of the exchange transactions and may only use the funds for the purpose of fulfilling its payment obligations under those agreements. The interest rate and computation of interest features of this additional line of credit are identical to those applicable to the $4 million revolving line of credit described above. However, unlike the revolving facility, this line of credit is not secured by a collateral account.

Directors and Officers Liability Insurance Loan

        In order to ensure that HCM will have access to sufficient capital to fulfill its obligations to maintain directors and officers liability insurance through the effective time of the merger, the amended and restated loan and security agreement requires that JWHHC make available to HCM a line of credit of up to $1 million in the aggregate for that purpose. The interest rate and computation of interest features of this additional line of credit are identical to those applicable to the $4 million revolving line of credit and the $2.75 million exchange loans described. Unlike the revolving facility, this line of credit is not secured by a collateral account.

Maturity

        The maturity of all loans under the loan and security agreement is the earliest to occur of (i) June 26, 2009, (ii) the date upon which Spinco demands repayment of the loan or (iii) HCM's bankruptcy or liquidation.

Tax Separation Agreement

        In connection with the spin-off, Spinco and Walter will enter into the tax separation agreement. Pursuant to the tax separation agreement, Spinco (and the Surviving Corporation, as successor to Spinco) will make payments to Walter, with respect to the 2008 tax year and the portion of the 2009 tax year ending on the date of the spin-off, during which Spinco, WMC, Walter Investment Reinsurance Co. Ltd and Best were included in, or were members of, the consolidated federal income tax group or any combined state or local income tax group with Walter or any Walter subsidiaries, equal to the amount of taxes such entities would have paid if they had filed separate tax returns in such jurisdictions rather than having been a consolidated or combined subsidiary of Walter with respect to such taxes. With respect to any other taxable years in which WMC, Walter Investment Reinsurance Co. Ltd and Best were included in, or were members of the consolidated federal income tax group or any combined state or local income tax group with Walter or any Walter subsidiaries, Walter will retain any liability for adjustments to the U.S. federal income or state combined income taxes of the applicable group for such years (including any interest or penalties applicable thereto) resulting from an audit or other settlement or compromise with any taxing authority, even if such taxes relate to Spinco, WMC, Walter Investment Reinsurance Co. Ltd or Best. Spinco will be responsible for its share of any such income tax liabilities (including any interest or penalties applicable thereto) attributable to adjustments other than as a result of an audit or other settlement or compromise with any tax authority but only where such liabilities are attributable to misleading or inaccurate information provided by Spinco or any of its subsidiaries to Walter (or the failure by any such entity to provide material information to Walter). Additionally, Spinco will remain liable for any taxes imposed on it or its subsidiaries in jurisdictions in which it does not join with Walter in a combined or consolidated group for income tax purposes (and with respect to any taxes other than income taxes).

        The tax separation agreement will also provide that if, as a result of certain adjustments, Spinco (or the Surviving Corporation, as successor to Spinco) is required to pay an additional dividend (other than the taxable dividend described in this proxy statement/prospectus) in order to maintain its REIT status for U.S. federal income tax purposes, Walter will be required to reimburse Spinco for a portion of such additional dividend.

        Walter will continue to have all the rights of a parent of a consolidated group (and similar rights provided for by applicable state and local law with respect to a parent of a combined, consolidated or unitary group), will be the sole and exclusive agent for Spinco and its subsidiaries in any and all matters relating to the combined, consolidated or unitary federal, state and local income tax liabilities of Spinco and its affiliates, will have sole and exclusive responsibility for the preparation and filing of consolidated federal income and consolidated or combined state and local tax returns (or amended returns), and will have the power, in its sole discretion, to contest or compromise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on behalf of Spinco and its subsidiaries related to any such combined, consolidated or unitary (as applicable) federal, state or local tax return. Spinco will be responsible for the preparation and filing of all other tax returns that relate to Spinco and its subsidiaries. Both parties will agree in the tax separation agreement to assist each other in the preparation of such returns that relate to periods prior to the spin-off.

        Each member of a consolidated group is severally liable for the U.S. federal income tax liability of each other member of the consolidated group for any year in which it is a member of the group at any time during such year. Accordingly, although the tax separation agreement described above will allocate tax liabilities between Spinco and Walter, for any period during which Spinco or its subsidiaries were included in the Walter consolidated group, Spinco or its subsidiaries could be liable for tax liabilities not allocated to it under the tax separation agreement in the event that any U.S. federal income tax liability is not discharged by any other member of the Walter consolidated group.

        In addition, the tax separation agreement will provide that in the event that the spin-off is not tax-free pursuant to Section 355 of the Code, Spinco will generally be responsible for any taxes incurred by Walter or its stockholders if such taxes result from certain actions or omissions by Spinco (or its subsidiaries) and for a percentage of any such taxes that are not a result of Spinco's (or its subsidiaries) actions or omissions or Walter's actions or omissions.

Transition Services Agreement

        Walter and its subsidiaries currently provide to, or share with, the Financing business a range of management, operational and technical services related to the conduct of the Financing business and the Walter Financing business. Prior to completion of the spin-off, Walter and Spinco intend to enter into a transition services agreement, pursuant to which Walter and certain of its subsidiaries will provide to Spinco and, after the merger, the Surviving Corporation, and Spinco and, after the merger, the Surviving Corporation, will provide to Walter and its subsidiaries, certain transitional services following the spin-off and the merger. Walter and Spinco currently anticipate that Walter will provide to Spinco tax, legal, treasury and accounting services, certain human resources services, including payroll, benefit plan administration, information technology and communications systems and support, and insurance/risk management, and Spinco will provide certain accounting services related to Cardem to Walter. Each of Walter and Spinco will provide these services for a limited duration, in all cases not expected to exceed 24 months, with the precise term of each service to be fixed in the final transition services agreement. However, Walter, Spinco and, after the merger, the Surviving Corporation, in their respective capacities as recipients of services provided under the agreement, will have the right to terminate any or all services they are receiving upon 30 days written notice.

Joint Litigation Agreement

        Spinco and Walter are expected to enter into a joint litigation agreement for the purpose of allocating responsibilities with respect to, and liabilities arising from, any existing or future claims against Spinco, Walter and their subsidiaries. In addition, the Joint Litigation Agreement will provide, where available, for sharing of insurance coverage and third party indemnification. In general, the Joint Litigation Agreement will allocate liability for claims to Spinco or Walter based on the post-spin-off ownership of the businesses or operations from which the liabilities arise. Thus, the parties expect that Spinco will generally assume responsibility for such liabilities arising primarily out of the Financing business, and Walter will generally retain responsibility for liabilities unrelated to Spinco as of the date of the spin-off, including liabilities related to Walter's Homebuilding business. To the extent that Walter and Spinco are jointly named in a claim, the agreement will provide that the parties will cooperate to defend or settle such claim and allocate the liability arising from such claim between Spinco and Walter in good faith.

Trademark License Agreement

        Prior to the spin-off, Spinco and Walter are expected to enter into a trademark license agreement pursuant to which Walter will grant to Spinco, effective at the time of the spin-off, a license to use the "Walter" name on the terms and subject to conditions substantially as described below.

License

        Effective at the time of the spin-off, Walter will grant to Spinco and its subsidiaries a paid-up, perpetual, non-exclusive, non-transferable (except to affiliates) license to use certain variations and/or acronyms of the "Walter", "Best Insurors" and "Mid-State" names in connection with mortgage finance, lending, insurance and reinsurance services, and financial services related thereto, in the United States. Walter will cause to be granted to Spinco and its subsidiaries a paid-up, non-transferable right to maintain certain domain name registrations for the purpose of operating websites directed to customers in the United States in connection with the above services. Spinco and its subsidiaries may sublicense to third parties only in connection with the operation of their own businesses. Walter will agree not to use or license others to use the "Walter" name immediately adjacent to words that would convey services like those to be offered by Spinco, including "Mortgage," "Reinsurance," "Investment," "Finance," or "Bank," for use in connection with such services.

Covenant

        Spinco will agree not to contest Walter's ownership of, and intellectual property rights relating to, the names and marks licensed under the agreement.

Indemnity

        Walter and Spinco will agree to indemnify each other against third party claims that arise out of its breach of the agreement.

Termination

        The agreement may be terminated by either party if the other party materially breaches any provision of the agreement and does not cure such breach within 30 days following written notice thereof (or any mutually agreed-upon extension).

Other Provisions

        The license agreement will contain other customary provisions for a license of this nature, including a quality control provision, which requires Spinco to use the licensed marks only in connection with products, services, content and materials maintaining quality levels and that reflect favorably on Walter.

 FINANCING OF THE SURVIVING CORPORATION

        Spinco has engaged in discussions with several financial institutions to secure, upon the closing of the merger, availability for the Surviving Corporation of a multi-year revolving line of credit with one or more banking institutions. Spinco expects the Surviving Corporation to utilize this line of credit for temporary working capital needs and to provide for letters of credit required to conduct its insurance business. While the amount of credit required, collateral and related terms and conditions of any facility have yet to be finally determined, Spinco is seeking a $25 million facility with a two to three year term. Spinco expects any line of credit available under such a facility to be subject to a rate of interest at the prevailing market rate, with obligations secured by unencumbered mortgage assets of the Surviving Corporation. The facility would otherwise be expected to include representations, warranties and covenants customary for a facility of this nature, including restrictive covenants that may, among other things, limit the ability of the Surviving Corporation to incur material additional indebtedness.

DESCRIPTION OF BUSINESS OF HCM

General

        HCM is a specialty finance company whose principal business historically was to generate net interest income on its portfolio of prime mortgage loans and mortgage securities backed by prime mortgage loans on a leveraged basis. HCM avoids investments in sub-prime and Alt-A loans or securities collateralized by sub-prime or Alt-A loans. HCM historically leveraged its purchases of mortgage securities with borrowings obtained primarily through the use of sales with Repurchase Agreements. Historically, the Repurchase Agreements were on a 30-day revolving basis and, for the majority of HCM's investments, were recently under a single Repurchase Agreement for a one-year fixed term basis that expired on August 9, 2008. HCM surrendered its entire portfolio of Subordinate MBS collateralizing the Repurchase Agreement, pursuant to its terms. As a result, after August 9, 2008, HCM no longer holds a portfolio of Subordinate MBS.

        HCM conducts its operations as a real estate investment trust, or REIT, for federal income tax purposes. HCM has one primary subsidiary, HCP-2. HCM is attempting to generate service fee income through HCP-2 by rendering valuations, loan sale advisory and other related services to private companies and government agencies. HCM is maintaining its REIT business structure in order to complete the proposed merger. HCM does not have the financial resources to conduct business as in the past nor, until closing of the proposed merger, does HCM expect to undertake any of its traditional investing activities in mortgage loans and Subordinate MBS except to maintain the mortgage loans that collateralize its sponsored CMO and make limited investments in Agency MBS. Since August 2008, minimal investments in whole-pool agency securities have been made in order to maintain HCM's REIT status and exemption as an investment company under the Investment Company Act of 1940. Such agency investments have been facilitated in part by financing from JWHHC. After the proposed merger, HCM's business will be directed by the new management team which may include some or all of HCM's traditional business activities.

        HCM's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. Due to unprecedented turmoil in the mortgage and capital markets during 2007 and 2008, HCM incurred a significant loss of liquidity over a short period of time. HCM experienced a net loss of approximately $12.3 million and $80.0 million for the nine months ended September 30, 2008, and the year ended December 31, 2007, respectively, and HCM's current operations are not cash flow positive. Additional sources of capital are required for HCM to generate positive cash flow and continue operations through 2009. These events have raised substantial doubt about HCM's ability to continue as a going concern.

        In order to preserve liquidity while HCM explores opportunities and alternatives for the future, HCM has taken the following actions to progress through these unprecedented market conditions:

  •
  In August 2007, HCM converted the short-term revolving financing for its primary portfolio of subordinate mortgage-backed securities ("Subordinate MBS") to a fixed-term financing agreement that was due August 9, 2008 (the "Repurchase Transaction"). Effective August 9, 2008, HCM surrendered to Ramius its entire portfolio of Subordinate MBS in satisfaction of its outstanding obligations under the Repurchase Agreement. On August 6, 2008, HCM notified Ramius of HCM's election to pay all of the Repurchase Price due to Ramius on August 9, 2008, in kind and not with cash. Accordingly, HCM surrendered to Ramius, effective August 9, 2008, its entire portfolio of subordinate mortgage-backed securities in satisfaction of its outstanding obligations under the Repurchase Agreement. HCM still continues to maintain its portfolio of Agency mortgage-backed securities.

  •
  In August 2007, HCM significantly reduced the short-term revolving financing for its other portfolios.

  •
  During the first quarter of 2008, HCM successfully repaid and terminated all short-term revolving financing without any events of default. HCM repaid substantially all short-term revolving financing on one of its uncommitted lines of credit through the sale of the secured assets. On April 10, 2008, HCM repaid the outstanding balance of approximately $480,000 on its $20 million committed line of credit. On its $200 million committed line of credit, HCM had no borrowings outstanding and voluntarily and mutually agreed with the lender to terminate the financing facility without an event of default thereunder.

  •
  HCM deferred the interest payments on the liabilities due to subsidiary trusts issuing preferred and capital securities through the September 30, 2008, and October 30, 2008, interest payment dates. HCM has now deferred interest payments for four consecutive quarters, as allowed under each of these instruments, and can defer no more interest payments. Under the terms of these instruments, HCM will be required to pay all deferred interest on December 31, 2008, and January 31, 2009, respectively, of approximately $4.8 million in the aggregate. HCM does not anticipate having sufficient funds to pay this obligation without an additional source of capital or a restructure of the indebtedness. However, in connection with HCM's contemplated merger, on September 30, 2008, HCM entered into the exchange agreements with Taberna and the Amster Parties to acquire (and subsequently cancel) the outstanding trust preferred securities of HST-I and the trust preferred securities of HST-II, respectively, under which HCM will not be required to make any further payments to the holders of these instruments until the closing of the merger, unless the exchange agreements are terminated.

  •
  HCM sought additional capital alternatives for the future and engaged a financial advisor for this purpose. The financial advisor, KBW introduced HCM to Walter, which led to the contemplated merger transaction with Spinco.

        Prior to 2007, mortgage industry service and technology related income was earned through two separate divisions in HCP-2, Hanover Capital Partners ("HCP") and HanoverTrade ("HT"). Effective January 12, 2007, the assets of HCP's due diligence business, representing substantially all of the assets of HCP, were sold to Terwin Acquisition I, LLC (now known as Edison Mortgage Decisioning Solutions, LLC) (the "Buyer"), which also assumed certain liabilities related thereto. As a result, the net assets and liabilities and results of operations of HCP have been presented as discontinued operations in the accompanying financial information.

        HCM's principal executive office is located at 200 Metroplex Drive, Suite 100, Edison, NJ 08817. HCM is a Maryland corporation organized in 1997.

Developments in 2007 and 2008

Decline in Subordinate MBS Portfolio Valuation

        As a result of the increase in the credit spreads and decreases in liquidity and the overall uncertainties in the mortgage industry during 2007, the estimated market values for HCM's Subordinate MBS have severely decreased.

        Although HCM does not invest in subprime or Alt-A mortgages or mortgage-backed securities collateralized by subprime or Alt-A mortgages, HCM has been negatively impacted by the general decline in the market value of all residential mortgage assets due to the significant losses in the subprime sector of the residential mortgage industry that began to occur in the first half of 2007 and have progressively worsened. The losses seem to be due to underwriting deficiencies, increases in interest rates on adjustable rate mortgages, and declining housing prices. These losses and the corresponding fervor of information reported through the media have caused the credit spreads (yield for credit risk) to increase for the industry as a whole and have caused overall investor demand for mortgage-backed securities to decrease.

        The lower estimated fair values of HCM's portfolio and the recent turmoil in the mortgage markets related to quality issues of loans in the subprime mortgage and mortgage securities markets negatively impacted the amounts at which HCM was able to borrow to finance its portfolio of securities collateralized by prime mortgages. This spill-over effect caused a reduction in the amount HCM was able to borrow to finance its portfolio. As lenders used the declining market prices to value the securities financed, HCM was required to reduce with cash the amounts it borrowed. In some cases, lenders called for deposits of cash ("margin calls") after an evaluation of recent fair value changes and before the maturity date of HCM's Repurchase Agreement with them, which was usually 30 days from the origination or last roll.

        Through August 9, 2007, HCM's lenders regularly required it to repay a portion of amounts borrowed under its Repurchase Agreements. Although no lender terminated its Repurchase Agreement with HCM during the period prior to August 9, 2007, these repayments were a significant drain on HCM's available cash. The increasing frequency and amount of required repayments in the period immediately prior to August 9, 2007 posed a threat to its ability to maintain its portfolio of Subordinate MBS. In response to these deteriorating market conditions, on August 10, 2007, HCM entered into a one-year Master Repurchase Agreement and related Annex I thereto (as amended on October 3, 2007, and November 13, 2007) (the "Repurchase Transaction") with RCG PB, Ltd, an affiliate of Ramius. The Repurchase Transaction replaced substantially all of HCM's outstanding Repurchase Agreements, both committed and non-committed, which previously financed HCM's subordinate mortgage-backed securities.

        For the year ended December 31, 2007, HCM incurred approximately $1,970,000 of actual passed through losses on the underlying mortgage loans in its Subordinate MBS portfolio. Although HCM has seen increases in the level of losses for the year ended December 31, 2007, compared to its historical experience, these losses are within the corresponding reserve. HCM's Subordinate MBS are purchased at a discount to par value, and a portion of this discount is an implied reserve for losses on the underlying mortgage loans. To the extent the timing and amount of actual losses approximate or are less than the implied losses in the purchase discount, there will not be a reduction in estimated cash flows or yield, and the long-term economic value of the bonds will not be impaired.

        As described above, the decline in the estimated fair value of HCM's portfolio has been significantly impacted by industry factors not directly attributable to the prime mortgage-backed securities in which HCM invests. Although HCM believes that the markets will eventually stabilize and return to ratios HCM has traditionally experienced, the turmoil in the industry appears to be much greater than the normal cyclical swings. HCM is unable to predict when a recovery will occur and the level of the recovery. In addition, HCM did not have sufficient funds to retire or refinance the outstanding principal under the Repurchase Transaction upon termination of that financing on August 9, 2008. As a result, HCM determined the decline in the fair value of its Subordinate MBS portfolio was other than temporary and recorded impairment expense of $73.6 million for the year-ended December 31, 2007. This amount represents the difference between the adjusted cost basis and the estimated fair value at the date of the adjustments, determined on a security by security basis.

Financing Agreement

        On August 10, 2007, HCM entered into a one-year Master Repurchase Agreement and related Annex I thereto (as amended on October 3, 2007, and November 13, 2007) with Ramius, in connection with a repurchase transaction with respect to HCM's portfolio of Subordinate MBS.

        Pursuant to the Repurchase Transaction, HCM paid interest monthly at the annual rate of approximately 12%. Other consideration included all principal payments received on the underlying mortgage securities during the term of the Repurchase Transaction, a premium payment at the termination of the Repurchase Transaction and the issuance of 600,000 shares of HCM's common stock (equal to approximately 7.4% of HCM's outstanding equity).

        If HCM defaulted under the Repurchase Transaction, Ramius had customary remedies, including demanding that all assets be repurchased by HCM.

        Under the terms of the Repurchase Transaction, the repurchase price for the securities on the repurchase date of August 9, 2008, assuming no event of default had occurred prior thereto, was an amount equal to the excess of (A) the sum of (i) the original purchase price of $80,932,928, (ii) $9,720,000, and (iii) $4,000,000 over (B) the excess of (i) all interest collections actually received by Ramius on the purchased securities, net of any applicable U.S. federal income tax withholding tax imposed on such interest collections, since August 10, 2007, over (ii) the sum of the "Monthly Additional Purchase Price Payments" (as defined below) paid by Ramius to HCM since August 10, 2007. The "Monthly Additional Purchase Price Payment" means, for each "Monthly Additional Purchase Price Payment Date," which is the second Business day following the 25th calendar day of each month prior to the Repurchase Date, an amount equal to the excess of (A) all interest collections actually received by Ramius on the purchased securities, net of any applicable U.S. federal income tax withholding tax imposed on such interest collections, since the preceding Monthly Additional Purchase Price Payment Date (or in the case of the first Monthly Additional Purchase Price Payment Date, August 10, 2007) over (B) $810,000. If payment could not be made, Ramius would retain the pledged securities. However, there is no recourse to HCM.

        On August 6, 2008, HCM notified Ramius of its election to pay all of the Repurchase Price due to Ramius on August 9, 2008, in kind and not with cash. Accordingly, HCM surrendered to Ramius, effective August 9, 2008, its entire portfolio of subordinate mortgage-backed securities in satisfaction of its outstanding obligations under the Repurchase Agreement. HCM still continues to maintain its portfolio of Agency mortgage-backed securities. The effect on HCM's financial position as of September 30, 2008, of surrendering the portfolio to satisfy the Repurchase Agreement liability was the elimination of HCM's liability under the Repurchase Agreement, the elimination of the Subordinate MBS portfolio, elimination of certain deferred costs that were being amortized to the due date of the Repurchase Agreement and the loss of accrued interest receivable on the portfolio that was lost due to the surrender of the portfolio. The net gain from the surrender on August 9, 2008 of approximately $40.9 million, was the difference between the carry value of the debt and related accounts and the carry value of the securities on that date.

The Merger

        On September 30, 2008, HCM, Walter, and JWHHC entered into a merger agreement, which was amended and restated on October 28, 2008. That merger agreement was subsequently amended and restated on February 6, 2009, to, among other things, add Spinco as an additional party to the transaction. HCM's board of directors unanimously approved the merger, on the terms and conditions set forth in the merger agreement. On February 17, 2009, the merger agreement was further amended to eliminate Walter's and Spinco's right to waive the condition to closing relating to receipt by Walter of rulings from the IRS and an opinion from Walter's accountants in respect of the tax-free nature of the spin-off and certain other federal income tax consequences of the spin-off and merger. In connection with the merger, the Surviving Corporation will be renamed "Walter Investment Management Corp." The merger agreement contemplates that the merger will occur no later than June 30, 2009. The merger agreement contains certain termination rights and provides that, upon the termination of the merger agreement under specified circumstances, Walter or HCM, as the case may be, could be required to pay to the other party a termination fee in the amount of $3 million or $2 million.

        Pursuant to the merger agreement, upon completion of the merger, and prior to the elimination of fractional shares, Walter stockholders and certain holders of options to acquire limited liability company interests in Spinco will collectively own 98.5%, and HCM stockholders (including the Amster Parties) will collectively own 1.5% (with the Amster Parties owning approximately 0.66% and the other HCM stockholders owning approximately 0.84%), of the shares of common stock of the Surviving

Corporation outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation. In the merger, every 50 shares of HCM common stock outstanding immediately prior to the effective time of the merger will be combined into one share of the Surviving Corporation's common stock. Upon the completion of the merger, each outstanding option to acquire shares of HCM's common stock and each other outstanding incentive award denominated in or related to HCM's common stock, whether or not exercisable, will be converted into an option to acquire shares of or an incentive award denominated in or related to the surviving corporation's common stock, in each case appropriately adjusted to reflect the exchange ratio and will, as a result of the merger, become vested or exercisable.

        In addition, in connection with HCM's contemplated merger, on September 30, 2008, HCM entered into an exchange agreement with Taberna and an exchange agreement with the Amster Parties, to acquire (and subsequently cancel) the outstanding trust preferred securities of HST-I, currently held by Taberna, and the trust preferred securities of HST-II, currently held by the Amster Parties. Each of the exchange agreements was amended on February 6, 2009.

American Stock Exchange Notice

        On April 8, 2008, HCM received notice from the AMEX staff indicating that HCM was not in compliance with (1) Section 1003(a)(i) of the AMEX Company Guide due to stockholders' equity of less than $2,000,000 and losses from continuing operations and net losses in two out of HCM's three most recent fiscal years, and (2) Section 1003(a)(iv) of the AMEX Company Guide in that HCM has sustained losses which are so substantial in relation to its overall operations or existing financial resources, or its financial condition has become so impaired, that it appears questionable, in the opinion of the AMEX, as to whether HCM will be able to continue operations and/or meet its obligations as they mature. HCM was afforded the opportunity to submit a plan of compliance and, on May 8, 2008, submitted its plan to the AMEX. The AMEX did not, at that time, accept the HCM's plan, and HCM appealed its decision with a scheduled hearing date of August 26, 2008. In support of its position, prior to the hearing, HCM submitted to the AMEX certain supplemental materials, on a confidential basis, in advance of such hearing date, such supplemental materials including the most recent draft of the Merger Agreement and other related documents related to merger with Spinco. Based on those supplemental materials, the AMEX notified HCM on August 25, 2008 that it was cancelling the hearing and granting HCM an extension to regain compliance with the continued listing standards. Currently, HCM is subject to periodic review by the AMEX staff during the extension period. Failure to make progress consistent with the plan and to achieve certain milestones, or to regain compliance with the continued listing standards by the end of the extension period could result in HCM's stock being delisted from the AMEX. These include, but are not limited to, HCM meeting the following milestones relative to the merger based on the information set forth in HCM's plan: (i) entry into a definitive merger agreement with Spinco by September 30, 2008; (ii) close the merger with Spinco and effect a reverse stock split by December 31, 2008; and (iii) the post-transaction entity must meet the AMEX's initial listing standards. On November 21, 2008, HCM requested an extension of the milestone date established to complete the merger. On December 22, 2008, the NYSE Alternext staff contacted HCM's counsel and indicated informally that its Compliance Plan Review Committee had approved an extension through February 27, 2009 which extension was subsequently confirmed in writing in a letter from NYSE Alternext dated January 6, 2009. On February 11, 2009, HCM requested an additional extension to complete the merger in light of the second amendment and restatement of the merger agreement, the amendment of both exchange agreements and the continued progress of HCM, Walter, Spinco and JWHHC toward completion of the merger and related transactions.

        On October 1, 2008, AMEX merged with the New York Stock Exchange, and all companies formerly trading on AMEX now trade on the NYSE Alternext platform. In the event that its stock is delisted by NYSE Alternext, or if it becomes apparent to HCM that it will be unable to meet NYSE Alternext's continued listing criteria in the foreseeable future, HCM may seek to have its stock listed or quoted on another national securities exchange or quotation system. If its securities are delisted from NYSE Alternext, then it may trade on the Over-the-Counter-Bulletin Board, which is viewed by most investors as a less desirable and less liquid market place. However, HCM cannot assure you that, if its common stock is listed or quoted on such other exchange or system, the market for its common stock will be as liquid as it has been on the NYSE Alternext. As a result, if HCM common stock is delisted by NYSE Alternext or HCM common stock becomes listed or quoted on another exchange or quotation system, the market price for HCM common stock may become more volatile than it has been historically. Delisting from NYSE Alternext could make trading HCM common stock more difficult for investors, leading to declines in share price. Delisting of HCM common stock would also make it more difficult and expensive for HCM to raise additional capital.

Agency MBS Portfolio

        On August 15, 2007, HCM sold its entire portfolio of Agency MBS. This portfolio was held primarily to meet certain exemptive provisions of the 1940 Act. The sales were necessary in order to generate some liquidity and close existing borrowing positions with lenders. On August 29, 2007, HCM separately financed the acquisition of approximately $30 million of Agency MBS with a 30-day revolving Repurchase Agreement. In February 2008 and March 2008, HCM sold all of its Agency MBS and repaid all related Repurchase Agreements in order to generate some liquidity and close existing Repurchase Agreements on this portfolio. In March 2008, HCM purchased approximately $4.2 million of Agency MBS without any financing. These securities are highly liquid assets as they are actively traded securities with several major primary dealers making two-way markets in Agency MBS (Fannie Mae, Freddie Mac, and Ginnie Mae).

Decline in Other Subordinate Security Valuation

        Although HCM has no plans or intentions to sell its other subordinate security, there is uncertainty regarding its ability to continue operations beyond 2008 and, therefore, there is uncertainty regarding its ability to hold this security until either the maturity of the security or the recovery of the estimated fair value occurs. As a result, as of December 31, 2007, HCM re-assessed the classification of this security and determined the classification should be changed from held-to-maturity to available-for-sale. The estimated fair value of this security has declined during the year ended December 31, 2007. The decline in the estimated fair value of this security is primarily due to increases in credit spreads and not from increases in the underlying credit performance of the security. HCM is unable to predict when a recovery of the estimated fair value will occur. As a result, as of December 31, 2007, HCM considered the gross unrealized loss for its other subordinate security to be an other-than-temporary impairment. HCM recorded the difference between the adjusted cost basis and the estimated fair value of the security as of December 31, 2007 as impairment expense for the year then ended.

Sale of HCP

        On January 16, 2007, HCM completed the sale of its due diligence business to Buyer. The transaction became effective on the Effective Date of January 12, 2007. The sale was affected through the sale of certain assets and assumption of certain liabilities of HCP-2. HCM is no longer in the business of providing due diligence services to the financial services industry and governmental agencies.

        HCM will continue to utilize the name Hanover Capital Partners 2, Ltd., and plans to continue to perform certain financial and technology functions and other services through this entity.

Sale of Pedestal

        In October 2007, HCM sold its wholly owned, indirect subsidiary, Pedestal Capital Markets, Inc. ("Pedestal"), a registered broker/dealer and a direct wholly owned subsidiary of HCP-2, to Bonds.com Holdings, Inc., for approximately $92,000. HCM recognized a loss of approximately $41,000 on this sale. Pedestal was one of two wholly owned broker/dealers.

REIT Operations

General

        HCM's principal business historically has been to generate net interest income by investing in Subordinate MBS, collateralized by pools of prime single-family mortgage loans, and purchasing prime whole single-family mortgage loans for investment, securitization and resale. HCM's primary strategy was to purchase the junior tranches of prime residential mortgage securitizations, which are exposed to the first credit losses of the underlying loan pool ("non-investment grade" or "first loss" tranches), and generally represent under 1% of the total principal balance of all loans in the pool. These investments were purchased at a discount to par value. The collateral underlying the securitizations in these investments are comprised of prime, jumbo single-family mortgage loans that are usually conforming, except for loan size.

        The Subordinate MBS historically traded in the marketplace at substantial discounts to par value and, therefore, the earnings potential of these securities was much greater. By way of example, if a $1,000 series security were purchased at a 50% discount to par, or $500, the security's stated interest rate would apply to the entire $1,000 until losses, if any, erode the principal amount. As a result, these securities historically provided a much higher effective return because HCM paid less than par to acquire the security. HCM believes that it has the experience, knowledge, and technical ability to actively evaluate and monitor the risks associated with these investments and, therefore, can minimize the losses that might otherwise be incurred by a passive or less knowledgeable investor, although there is no assurance that HCM will be successful.

        The following table provides an illustration of a typical securitization structure, with hypothetical amounts and identification of HCM's primary investment focus:

        HCM attempted to increase the earnings potential in its investments by leveraging its purchases of mortgage securities with borrowings obtained primarily through the use of sales with Repurchase Agreements. Historically, the borrowings under these Repurchase Agreements were on a 30 day revolving basis and were generally at 50 to 97 percent of the security's fair market value, depending on the security, and were adjusted to market value each month as the Repurchase Agreements were re-established. On August 10, 2007, because of a severe liquidity position created by large margin calls and diminishing credit available to it, HCM entered into a new Repurchase Agreement and repaid substantially all of its then outstanding Repurchase Agreements. This Repurchase Agreement had a term of one year, was not adjusted to market value, and had a significantly higher effective interest rate than HCM's previous borrowings. Effective August 9, 2008, HCM surrendered to Ramius its entire portfolio of Subordinate MBS in satisfaction of its outstanding obligations under the Repurchase Agreement.

        Although HCM has never utilized a securitization such as Collateralized Debt Obligations ("CDOs"), it may use CDOs or other similar securitizations as a source of funding for investments in Subordinate MBS if the capital markets improve. In such a securitization, investments in Subordinate MBS are sold to an independent securitization entity that creates securities backed by those assets, the CDOs, and sells these newly-created securities to both domestic and international investors. Most of the securities created and sold will receive the highest credit rating of AAA, so the interest paid out is relatively low. HCM would expect to typically generate a profit from these securitization entities, consisting of the yield on the securitized assets less the interest payments made to the holders of the CDO securities sold. Currently, the CDO market is inactive.

        HCM may purchase mortgage loans that are offered for sale in pools of loans. Often these pools of loans contain a mixture of loans that meet HCM's investment parameters and some that do not. By using its experience, knowledge, and technology to evaluate and stratify these mortgage loans, HCM identifies and puts into a separate pool, or pools, the loans that do not meet its investment parameters. These loans are sold in the marketplace and the remaining mortgage loans, those that meet its investment parameters, are held for investment purposes.

        Depending on market conditions and the quality of mortgage loans available for purchase in the marketplace, HCM may pool certain investment mortgages, mortgages that have met its investment parameters, and cause them to become collateral for a Collateralized Mortgage Obligation ("CMO"). The CMO is usually divided into several maturity classes, called series or tranches that are sold to investors and that have varying degrees of claims on any cash flows or losses on the mortgage loans held as collateral. In such securitizations, HCM's intent is to hold or retain for investment purposes the highest risk series or tranches. The highest risk series often are charged with losses before the other series and receive cash flows after the other series with higher priority on cash flows are paid. The investment cost in these higher risk securities are substantially discounted from the par value and, consistent with the previous example, are a potentially higher interest earning security.

        HCM invests in whole-pool Fannie Mae and Freddie Mac mortgage-backed securities ("Agency MBS"). Only Agency MBS that represent an entire pool of mortgages, not just part of a pool of mortgages, are purchased. These securities are purchased when HCM's monitoring model of limits for exemption under the 1940 Act suggests that the total assets represented by qualifying real estate investments may need to be supported by additional purchases of Agency MBS. Such assets are sold when HCM's other qualifying real estate investments are of sufficient amounts to maintain the exemptive limits. These Agency MBS are readily marketable and contain guarantees by the sponsoring agency such that credit risks are minimal.

        HCM does not take deposits or raise money in any way that would subject it to consumer lending or banking regulations and HCM does not deal directly with consumers. On occasion, HCM may receive income from real estate investment management services that can include asset management and administrative services.

Revolving Repurchase Agreements—Financing

        HCM historically financed purchases of mortgage-related assets with equity and short-term borrowings through Repurchase Agreements. Generally, upon repayment of each borrowing, the mortgage asset used to secure the borrowing will immediately be pledged to secure a new Repurchase Agreement.

        A Repurchase Agreement, although structured as a sale and repurchase obligation, is a financing transaction in which HCM pledges its mortgage-related assets as collateral to secure a short-term loan.

Generally, the counterparty to the agreement will lend an amount equal to a percentage of the market value of the pledged collateral, ranging from 50% to 97% depending on the credit quality, liquidity and price volatility of the collateral pledged. At the maturity of the Repurchase Agreement, HCM repays the loan and reclaims its collateral or enters into a new Repurchase Agreement. Under Repurchase Agreements, HCM retains the incidents of beneficial ownership, including the right to distributions on the collateral and the right to vote on matters as to which holders of the collateral would ordinarily vote. If HCM defaults on a payment obligation under such agreements, the lending party may liquidate the collateral.

        To reduce its exposure to the liquidity and credit risk of Repurchase Agreements, HCM historically entered into these arrangements with several different counterparties. HCM monitored its exposure to the financial condition of the counterparty on a regular basis, including the percentage of its mortgage securities that are the subject of Repurchase Agreements with a single lender.

        HCM's Repurchase Agreement borrowings bore short-term (one year or less) fixed interest rates indexed to the one-month London Interbank Offered Rate Index ("LIBOR"), plus a margin ranging from 0 to 200 basis points depending on the overall quality of the mortgage-related assets. Generally, the Repurchase Agreements required HCM to deposit additional collateral or reduce the amount of borrowings in the event the market value of existing collateral declines, which, in dramatically rising interest-rate markets, could require HCM to repay a significant portion of the borrowings, pledge additional collateral to the loan, or sell assets to reduce the borrowings.

        Currently, there is virtually no availability of repurchase financing for HCM's type of investments.

Investment Management

        HCM's portfolio management processes have addressed four primary investment risks associated with the types of investments it has made: credit risk (including counterparty risk), interest rate risk, prepayment risk and liquidity risk. In order to maximize net interest income, HCM believes it developed an effective asset/liability management program to provide a level of protection against the costs of credit, interest rate, prepayment and liquidity risks, however, no strategy can completely insulate HCM from these risks. The impact of recent events in the financial markets on HCM's financial position and results of operations has been severe and demonstrated that HCM's management program, although in the past considered effective by HCM's management, proved inadequate to anticipate the unprecedented liquidity crisis that overtook the financial markets in the fifteen months prior to September 2008.

Credit Risk Management

        HCM defines credit risk as the risk that a borrower or issuer of a mortgage loan may not make the scheduled principal and interest payments required under the loan or a sponsor or servicer of the loan or mortgage security will not perform. HCM attempts to reduce its exposure to credit risk on its mortgage assets by:

  •
  Establishing investment parameters which concentrate on assets that are collateralized by prime single-family mortgage loans;

  •
  reviewing all mortgage assets prior to purchase to ensure that they meet HCM's investment parameters;

  •
  employing early intervention, aggressive collection and loss mitigation techniques; and

  •
  obtaining representations and warranties, to the extent possible, from sellers with whom HCM does business.

        HCM does not set specific geographic diversification requirements, although it does monitor the geographic dispersion of the mortgage assets to make decisions about adding to or reducing specific concentrations. Concentration in any one geographic area will increase HCM's exposure to the economic and natural hazard risks associated with that area.

        When HCM purchases mortgage loans, the credit underwriting process varies depending on the pool characteristics, including loan seasoning or age, loan-to-value ratios, payment histories and counterparty representations and warranties. For a new pool of single-family mortgage loans, a due diligence review is undertaken, including a review of the documentation, appraisal reports and credit underwriting. Where required, an updated property valuation is obtained.

        HCM attempts to reduce counterparty risk by periodically evaluating the credit worthiness of sellers, servicers, and sponsors of prime Subordinate MBS and mortgage loans.

Interest Rate Risk Management

        Interest rate risk is the risk of changing interest rates in the market place. Rising interest rates may both decrease the market value of the portfolio and increase the cost of Repurchase Agreement financing. Management of these risks varies depending on the asset class. In general, HCM attempts to minimize the effect of rising interest rates through asset re-allocation between fixed and variable rate securities, the use of interest rate caps and forward sales of Agency MBS.

         Subordinate MBS—HCM's Subordinate MBS portfolio historically consisted of both fixed-rate and adjustable-rate securities. HCM manages effects of rising interest rates on the financing of its Subordinate MBS portfolio through the purchase of long-term, out-of-the-money, interest rate caps indexed to one-month LIBOR. Increases in one-month LIBOR will decrease HCM's net interest spread until one-month LIBOR reaches the cap strike rate. Once one-month LIBOR is at or above the cap rate, the cap will pay HCM, on a monthly basis, the difference between the current one-month LIBOR rate and the cap strike rate.

        Although there is an offsetting correlation to the change in the value of the one-month LIBOR caps to the change in the value of the Subordinate MBS as interest rates increase, it is not 100 percent effective. Additionally, because HCM's interest rate caps are treated as freestanding derivatives, the changes in the value of the interest rate caps flow through HCM's income statement while changes in the value of the asset may be reflected as Other Comprehensive Income, to the extent such Subordinate MBS have been classified as available for sale securities and any declines in value are not considered other-than temporary.

        Although HCM does not currently do so, HCM may use designated hedges such that the derivatives used will qualify for "hedge accounting" under the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 133. To receive such treatment requires extensive management and documentation, but the costs associated with such processes may be justified compared to the mark to market consequences of not qualifying under SFAS 133 as occurs with HCM's use of freestanding derivatives (e.g. interest rate caps) as discussed above. Under SFAS No. 133, HCM would use qualifying hedges to meet strategic economic objectives, while maintaining adequate liquidity and flexibility, by managing interest rate risk mitigation strategies that should result in a lesser amount of earnings volatility under GAAP as occurs when using freestanding derivatives.

        A rise in interest rates may also decrease the market value of the Subordinate MBS and thereby cause financing firms to require additional collateral. The unforeseen or under anticipated need to meet additional collateral requirements is known as "margin risk". HCM manages margin risk with its liquidity policy, whereby a percentage of the financed amount is held in cash or cash equivalents or other readily marketable assets. See "Capital Allocation Guidelines (CAG)—Liquidity Policy" beginning on page 140 and "Developments in 2007 and 2008" beginning on page 131 of this proxy statement/prospectus.

         Mortgage Loans—HCM's mortgage loan investments consist of both fixed-rate and adjustable-rate mortgage loans. Rising interest rates may both decrease the market value of the mortgage loans and increase the cost of Repurchase Agreement financing.

        A rise in interest rates may cause a decrease in the market value of the mortgage loans and thereby may cause financing firms to require additional collateral. HCM manages the unforeseen or under anticipated need to meet additional collateral requirements with its liquidity policy, whereby a percentage of the financed amount is held in cash or cash equivalents or other readily marketable assets. See "Capital Allocation Guidelines (CAG)—Liquidity Policy" and "Developments in 2007 and 2008" in this section for additional information.

        A pool or pools of mortgage loans may reach a size where hedging HCM's borrowing rates that finance its mortgage loan purchases may be prudent in order to avoid the increased interest expense associated with rising interest rates. In such circumstances, although HCM does not currently do so, it may use designated hedges such that the derivatives used will qualify for "hedge accounting" under SFAS 133. To receive such treatment requires extensive detail management and documentation but the costs associated with such processes may be justified compared to the mark to market consequences of not qualifying under SFAS 133 as occurs with its Subordinate MBS and the use of freestanding derivatives, as discussed above.

         Agency MBS—HCM's Agency MBS portfolio consists solely of fixed-rate securities. HCM, depending on the overall size of the Agency MBS portfolio, enters into forward commitments to sell a similar amount of Agency MBS with the same coupon rates on a to be announced basis, "TBA". This is an economic hedging strategy and therefore cannot insulate HCM completely from interest rate risks. In addition, economic hedging involves transaction and other costs which can increase, sometimes dramatically, as the period covered by the economic hedge increases. As a result, these hedging activities may significantly reduce net interest income on Agency MBS.

Prepayment Risk Management

        Prepayment risk is the risk that homeowners will pay more than their required monthly mortgage payments including payoff of mortgages. As prepayments occur, the amount of principal retained in the security declines faster than what may have been expected, thereby shortening the average life of the security by returning principal prematurely to the holder, potentially at a time when interest rates are low, as prepayment is usually associated with declining interest rates. Prepayments could cause losses if HCM paid a premium for the security. HCM monitors prepayment risk through periodic reviews of the impact of a variety of prepayment scenarios on its revenues, net earnings, dividends, cash flow and net balance sheet market value.

Capital Allocation Guidelines (CAG)—Liquidity Policy

        HCM has capital allocation guidelines ("CAG") to strike a balance in its ratio of debt to equity. Modifications to the CAG require the approval of a majority of the members of HCM's board of directors. The CAG establishes a liquidity requirement and leverage criteria for each class of investment which is intended to keep its leverage balanced by:

  •
  matching the amount of leverage to the level of risk (return and liquidity) of each investment; and

  •
  monitoring the credit and prepayment performance of each investment to adjust the required capital.

        Each quarter, HCM subtracts the face amount of the financing used for the securities from the current market value of the mortgage assets to obtain its current equity positions. HCM then compares this value to the required capital as determined by its CAG. Management is required to maintain the guidelines established in the CAG and adjust the portfolio accordingly.

        With approval of the board of directors, management may change the CAG criteria for a class of investments or for an individual investment based on its prepayment and credit performance relative to the market and HCM's ability to predict or economically hedge the risk of the investments.

        As a result of these procedures, the leverage of HCM's balance sheet will change with the performance of its investments. Good credit or prepayment performance may release equity for purchases of additional investments. Poor credit or prepayment performance may cause additional equity to be allocated to existing investments, forcing a reduction in investments on the balance sheet. In either case, the periodic performance evaluation, along with the corresponding leverage adjustments, is intended to maintain an appropriate level of leverage and reduce the risk to HCM's capital base.

        The estimated market values of HCM's Subordinate MBS severely declined during 2007. As a result of the increase in credit spreads and decreases in liquidity and the overall uncertainties in the mortgage industry during 2007, HCM's CAG did not fully anticipate such a severe disruption in the market. HCM did not have sufficient cash or capital in its Subordinate MBS portfolio given the severity and quickness of the declines in the value of the portfolio. As a result, HCM entered into the Repurchase Transaction in August 2007 to mitigate the impact of these negative events.

Non-Core Business and Elimination of Segment Report

        In line with its strategy to focus on its portfolio operations, HCM reduced the technology and loan sale advisory ("LSA") operations that were conducted through HT in 2006, and completed the sale of its due diligence operations in 2007.

        Previously, HT marketed its web-based proprietary software applications to meet specific needs of the mortgage industry in the secure transmission, analysis, valuation, tracking and stratification of loan portfolios. It earned licensing and related servicing fees from its proprietary software applications to government agencies and financial institutions involved in trading and/or originating residential mortgage loans. Through its Servicing Source division, which was sold in December 2006, HT also licensed and used applications to provide financial management of mortgage servicing rights including mark to market valuation, impairment testing, and credit and prepayment analysis to clients. HT no longer actively markets its technology to new clients.

        The LSA operation provided brokerage, asset valuation and consulting services. The brokerage service integrated varying degrees of traditional voice brokerage conducted primarily by telephone, web-enhanced brokerage and online auction hosting. The LSA operation also performed market price valuations for a variety of loan portfolios and offered consulting advice on marketing strategies for those portfolios. The LSA operation was suspended in May 2006.

        HCP, which was sold effective January 12, 2007, provided services to commercial banks, mortgage banks, government agencies, credit unions and insurance companies. The services provided included: loan due diligence (credit and compliance) on a full range of mortgage products, quality control reviews of newly originated mortgage loans, operational reviews of loan origination and servicing operations, mortgage assignment services, loan collateral reviews, loan document rectification, and temporary staffing services. The delivery of the HCP consulting and outsourcing services usually required an analysis of a block or pool of loans on a loan-by-loan basis. This required the use of technology developed and owned by HCP and operated by employees highly specialized and trained by HCP.

        For the year ended December 31, 2006, and prior periods, HCM reported results of operations for three segments: REIT operations, HCP and HT. As a result of the sale of HCP and the significant decrease in the operations of HT in 2006 and the beginning of 2007, the HCM now has only one segment.

Regulation

        Hanover Capital Securities, Inc. ("HCS") is a wholly owned subsidiary of HCP-2 and is a broker/dealer registered with the SEC and is a member of the National Association of Securities Dealers, Inc.

Competition

        HCM competes with a variety of institutional investors for the acquisition of mortgage-related assets. These investors include other REITs, investment banking firms, savings banks, savings and loan associations, insurance companies, mutual funds, pension funds, banks and other financial institutions that invest in mortgage-related assets and other investment assets. Many of these investors have greater financial resources and access to lower costs of capital than HCM does. While there was historically generally a broad supply of liquid mortgage securities for companies like HCM to purchase, HCM cannot provide assurances that it will always be successful in acquiring mortgage-related assets that it deems most suitable for it, because of the number of other investors competing for the purchase of these securities.

Employees

        As of September 30, 2008, HCM had 16 full-time employees. To date, HCM believes it has been successful in its efforts to recruit and retain qualified employees, but there is no assurance that HCM will continue to be successful in the future. None of HCM's employees is subject to collective bargaining agreements.

Trademarks

        HCM's four trademarks that have been registered with the United States Patent and Trademark Office which expire in September 2013, May 2014, June 2014 and September 2014, respectively.

Federal Income Tax Considerations

        HCM has elected to be treated as a REIT for U.S. federal income tax purposes, pursuant to the Code. The material U.S. federal income tax consequences relating to ownership of Surviving Corporation Common Stock are described under "Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consequences of the Ownership of Surviving Corporation Common Stock" beginning on page 80 of this proxy statement/prospectus.

Properties

        HCM's operations are conducted in two leased office facilities in the United States. A summary of the office leases is shown below:

Location	Office Space (sq. ft.)	Current Annual Rental		Expiration Date	Office Use
Edison, New Jersey	10,128	$183,600		September 2010	Executive, Administration and Technology Operations
New York, New York	2,500	$87,350	(1)	January 2011	Executive, Administration, Investment Operations
Total	12,628	$270,950

    (1)
    HCM has, effective December 15, 2008, entered into a sublease for the New York, New York Office ("Sublease"). The term of the Sublease is from December 15, 2008, through January 28, 2011 (which is the expiration date of the overlease). The base Sublease rental is $85,000 per annum ($34 per rentable square foot), the electricity charge is $8,125 per annum ($3.25 per rentable square foot), and the subtenant's share of the estimated real estate taxes is $927 per month ($4.45 per rentable square foot). The subtenant receives one month's free rent at the beginning of the Sublease term.

        HCM believes that these facilities are adequate for its foreseeable office space needs and that lease renewals and/or alternate space at comparable rental rates are available, if necessary. During the normal course of its business, additional facilities may be required to accommodate growth.

        In January 2007, HCM, pursuant to the terms of an asset purchase agreement, sold to Terwin Acquisition I, LLC ("Buyer") certain assets of its wholly-owned subsidiary, HCP-2. As part of that transaction, HCP-2 and the Buyer entered into a Consent to Assignment whereby Buyer assumed all of HCP-2's obligations under a Lease Agreement dated March 1, 1994. Terwin Holdings, LLC ("Terwin"), the parent company of Buyer, guaranteed Buyer's payment obligations under the Lease. The lease, which expires October 31, 2010, provides for a monthly rental of $32,028. Should the Buyer fail to make the rental payments under the lease, and Terwin not honor its Guarantee, the remaining rental obligations under the lease would become an obligation of HCM. The estimated remaining rental obligations under the lease plus past due rents for the period October 1, 2008, through lease expiration, is approximately $1.0 million, which includes the monthly rental payment and estimated common area charges.

        On November 3, 2008, HCM received notice that the Buyer had not honored the lease payments and, therefore, the landlord is seeking payment from HCM. For the period ended September 30, 2008, HCM accrued a liability for the obligations under the defaulted sub-lease of approximately $1.0 million. HCM expects to bring this obligation under the lease (approximately $93,000 in arrears) current and work with the landlord to find new tenant(s). HCM also intends, and has retained counsel, to pursue any and all available legal remedies against Terwin, as guarantor, to honor its obligations. Receipts from future subtenants, if any, will reduce HCM's payment amount under the liability.

Legal Proceedings

        From time to time, HCM is involved in litigation incidental to the conduct of its business. HCM is not currently a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on its business, financial condition, or results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATION OF HCM

        The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this proxy statement/prospectus. Historical results and trends which might appear should not be taken as indicative of future operations. HCM's results of operations and financial condition, as reflected in the accompanying statements and related footnotes, are subject to management's evaluation and interpretation of business conditions, changing capital market conditions, and other factors.

Executive Overview

        HCM's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. Due to unprecedented turmoil in the mortgage and capital markets during 2007 and 2008, HCM incurred a significant loss of liquidity over a short period of time. HCM experienced a net loss of approximately $12.3 million and $80.0 million for the nine months ended September 30, 2008 and the year ended December 31, 2007, respectively, and HCM's current operations are not cash flow positive. Additional sources of capital are required for HCM to generate positive cash flow and continue operations beyond 2008. These events have raised substantial doubt about HCM's ability to continue as a going concern.

        In order to preserve liquidity while HCM explores opportunities and alternatives for the future, HCM has taken the following actions to progress through these unprecedented market conditions:

  •
  In August 2007, HCM converted the short-term revolving financing for its primary portfolio of subordinate mortgage-backed securities ("Subordinate MBS") to a fixed-term financing agreement that was due August 9, 2008 (the "Repurchase Transaction"). Effective August 9, 2008, HCM surrendered to Ramius its entire portfolio of Subordinate MBS in satisfaction of its outstanding obligations under the Repurchase Agreement. On August 6, 2008, HCM notified Ramius of HCM's election to pay all of the Repurchase Price due to Ramius on August 9, 2008, in kind and not with cash. Accordingly, HCM surrendered to Ramius, effective August 9, 2008, its entire portfolio of subordinate mortgage-backed securities in satisfaction of its outstanding obligations under the Repurchase Agreement. HCM still continues to maintain its portfolio of Agency mortgage-backed securities.

  •
  In August 2007, HCM significantly reduced the short-term revolving financing for its other portfolios.

  •
  During the first quarter of 2008, HCM successfully repaid and terminated all short-term revolving financing without any events of default. HCM repaid substantially all short-term revolving financing on one of its uncommitted lines of credit through the sale of the secured assets. On April 10, 2008, HCM repaid the outstanding balance of approximately $480,000 on its $20 million committed line of credit. On its $200 million committed line of credit, HCM had no borrowings outstanding and mutually agreed with the lender to terminate the financing facility without declaring an event of default thereunder.

  •
  HCM deferred the interest payments on the liabilities due to subsidiary trusts issuing preferred and capital securities through the September 30, 2008, and October 30, 2008, interest payment dates. HCM has now deferred interest payments for four consecutive quarters, as allowed under each of these instruments, and can defer no more interest payments. Under the terms of these instruments, HCM would have been required to pay all deferred interest on December 31, 2008, and January 31, 2009, respectively, of approximately $4.8 million in the aggregate. HCM does not anticipate having sufficient funds to pay this obligation without an additional source of capital or a restructure of the indebtedness. However, in connection with HCM's contemplated merger, on September 30, 2008, HCM entered into the exchange agreements with Taberna and the Amster Parties, subsequently amended on February 6, 2009, to acquire (and subsequently cancel) the outstanding trust preferred securities of HST-I and the trust preferred securities of HST-II, respectively, under which HCM will not be required to make any further payments to the holders of these instruments until the closing of the merger, unless the exchange agreements are terminated.

The Merger

        On September 30, 2008, HCM, Walter, and JWHHC entered into a merger agreement, which was amended and restated on October 28, 2008. That merger agreement was subsequently amended and restated on February 6, 2009, to, among other things, add Spinco as an additional party to the transaction. HCM's board of directors unanimously approved the merger, on the terms and conditions set forth in the merger agreement. On February 17, 2009, the merger agreement was further amended to eliminate Walter's and Spinco's right to waive the condition to closing relating to receipt by Walter of rulings from the IRS and an opinion from Walter's accountants in respect of the tax-free nature of the spin-off and certain other federal income tax consequences of the spin-off and merger. In connection with the merger, the Surviving Corporation will be renamed "Walter Investment Management Corp." The merger agreement contemplates that the merger will occur no later than June 30, 2009. The merger agreement contains certain termination rights and provides that, upon the termination of the merger agreement under specified circumstances, Walter or HCM, as the case may be, could be required to pay to the other party a termination fee in the amount of $3 million or $2 million, respectively.

        Pursuant to the merger agreement, upon completion of the merger, and prior to the elimination of fractional shares, Walter stockholders and certain holders of options to acquire limited liability company interests in Spinco will collectively own 98.5%, and HCM stockholders (including the Amster Parties) will collectively own 1.5% (with the Amster Parties owning approximately 0.66% and the other HCM stockholders owning approximately 0.84%), of the shares of common stock of the Surviving Corporation outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation. In the merger, every 50 shares of HCM common stock outstanding immediately prior to the effective time of the merger will be combined into one share of the Surviving Corporation's common stock. Upon the completion of the merger, each outstanding option to acquire shares of HCM's common stock and each other outstanding incentive award denominated in or related to HCM's common stock, whether or not exercisable, will be converted into an option to acquire shares of or an incentive award denominated in or related to the surviving corporation's common stock, in each case appropriately adjusted to reflect the exchange ratio and will, as a result of the merger, become vested or exercisable.

        In addition, in connection with HCM's contemplated merger, on September 30, 2008, HCM entered into an exchange agreement, with each of the holders of HCM's outstanding trust preferred securities. HCM entered into an exchange agreement with Taberna and an exchange agreement with the Amster Parties, to acquire (and subsequently cancel) the outstanding trust preferred securities of HST-I, currently held by Taberna, and the trust preferred securities of HST-II, currently held by the Amster Parties. Each of the exchange agreements was amended on February 6, 2009.

American Stock Exchange Notice

        On April 8, 2008, HCM received notice from the AMEX staff indicating that HCM was not in compliance with (1) Section 1003(a)(i) of the AMEX Company Guide due to stockholders' equity of less than $2,000,000 and losses from continuing operations and net losses in two out of HCM's three most recent fiscal years, and (2) Section 1003(a)(iv) of the AMEX Company Guide in that HCM has sustained losses which are so substantial in relation to its overall operations or existing financial resources, or its financial condition has become so impaired, that it appears questionable, in the opinion of the AMEX, as to whether HCM will be able to continue operations and/or meet its obligations as they mature. HCM was afforded the opportunity to submit a plan of compliance and, on May 8, 2008, submitted its plan to the AMEX. The AMEX did not, at that time, accept the HCM's plan, and HCM appealed its decision with a scheduled hearing date of August 26, 2008. In support of its position, prior to the hearing, HCM submitted to the AMEX certain supplemental materials, on a confidential basis, in advance of such hearing date, such supplemental materials including the most recent draft of the Merger Agreement and other related documents related to merger with Spinco. Based on those supplemental materials, the AMEX notified HCM on August 25, 2008, that it was cancelling the hearing and granting HCM an extension to regain compliance with the continued listing standards. Currently, HCM is subject to periodic review by the AMEX staff during the extension period. Failure to make progress consistent with the plan and to achieve certain milestones, or to regain compliance with the continued listing standards by the end of the extension period could result in HCM's stock being delisted from the AMEX. These include, but are not limited to, HCM meeting the following milestones relative to the merger based on the information set forth in HCM's plan: (i) entry into a definitive merger agreement with Spinco by September 30, 2008; (ii) close the merger with Spinco and effect a reverse stock split by December 31, 2008; and (iii) the post-transaction entity must meet the AMEX's initial listing standards. On November 21, 2008, HCM requested an extension of the milestone date established to complete the merger. On December 22, 2008, the NYSE Alternext staff contacted HCM's counsel and indicated informally that its Compliance Plan Review Committee had approved an extension through February 27, 2009, which extension was subsequently confirmed in writing in a letter from NYSE Alternext dated January 6, 2009. On February 11, 2009, HCM requested an additional extension to complete the merger in light of the second amendment and restatement of the merger agreement, the amendment of both exchange agreements and the continued progress of HCM, Walter, Spinco and JWHHC toward completion of the merger and related transactions.

        On October 1, 2008, AMEX merged with the New York Stock Exchange, and all companies formerly trading on AMEX now trade on the NYSE Alternext platform. In the event that its stock is delisted by NYSE Alternext, or if it becomes apparent to HCM that it will be unable to meet NYSE Alternext's continued listing criteria in the foreseeable future, HCM may seek to have its stock listed or quoted on another national securities exchange or quotation system. If its securities are delisted from NYSE Alternext, then it may trade on the Over-the-Counter-Bulletin Board, which is viewed by most investors as a less desirable and less liquid market place. However, HCM cannot assure you that, if its common stock is listed or quoted on such other exchange or system, the market for HCM common stock will be as liquid as it has been on the NYSE Alternext. As a result, if HCM common stock is delisted by NYSE Alternext or HCM common stock becomes listed or quoted on another exchange or quotation system, the market price for HCM common stock may become more volatile than it has been historically. Delisting from NYSE Alternext could make trading HCM common stock more difficult for investors, leading to declines in share price. Delisting of HCM common stock would also make it more difficult and expensive for HCM to raise additional capital.

Gain on Settlement of Repurchase Agreement

        Effective August 9, 2008, HCM surrendered to Ramius its entire portfolio of Subordinate MBS, pledged under the Repurchase Transaction in satisfaction of its outstanding obligations under the Repurchase Agreement. As the fair market value or the realizable value of the subordinate securities had decreased substantially below the Repurchase Agreement obligation, the settlement of this obligation, as well as the elimination of amounts related to the Repurchase Agreement, resulted in a gain in the amount of $40.9 million for the period ended September 30, 2008.

 Summary of Ramius Debt Retirement on August 9, 2008
(dollars in thousands)

Carrying value of Subordinate MBS surrendered to Ramius, which approximates fair value	$43,277
Carrying value of net liability settled by surrender of Subordinate MBS:
Ramius Repurchase Agreement payable	84,931
Interest Receivable on Subordinate MBS—lost in surrender	(1,253)
Balance Sheet accounts—primarily unamortized estimated principal payments	528

Net liability settled by Surrender of Subordinate MBS	84,206

Net Gain Realized on Surrender of Subordinate MBS to Ramius	$40,929

Critical Accounting Estimates

        The significant accounting policies used in preparation of HCM's Consolidated Financial Statements are described in Note 2 to the Consolidated Financial Statements included in this proxy statement/ prospectus. Certain critical accounting policies are complex and involve significant judgment by HCM's management, including the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. As a result, changes in these estimates and assumptions could significantly affect HCM's financial position or its results of operations. HCM has based its estimates on historical experience and on various other assumptions that HCM believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Valuation of Mortgage Securities

        HCM's Subordinate MBS securities are not readily marketable with quoted market prices. To obtain the best estimate of fair value requires a current knowledge of the Subordinate MBS attributes, characteristics related to the underlying mortgages collateralizing the securities and the market for these securities. HCM has maintained extensive data related to the collateral of its Subordinate MBS and as a result has been able to apply this data and all other relevant market data to its estimates of fair value. As a result, HCM classified the fair value measurements used to estimate fair value for these assets as Level 3 inputs within the fair value hierarchy. Many factors must be considered in order to estimate market values, including, but not limited to, estimated cash flows, interest rates, prepayment rates, amount and timing of credit losses, supply and demand, liquidity, and other market factors. Accordingly, HCM's estimates are inherently subjective in nature and involve uncertainty and judgment to interpret relevant market and other data. Amounts realized in actual sales may differ from the fair values. HCM's Subordinate MBS securities were valued using Level 3 methods.

        Beginning in the second quarter of 2007 and every quarter thereafter, HCM received a decreasing amount of useful current market value information from third parties to determine the estimated fair value of its Subordinate MBS. Also during this time frame, virtually all trading of Subordinate MBS for all market participants ceased. The fair value estimation process has been difficult due to the lack of market data and the uncertainties in the markets regarding the extent and severity of possible future loss, availability of financing, housing prices, economic activity and Federal Reserve activities.

        HCM determined estimated fair value for its Subordinate MBS, primarily through the use of a discounted cash flow model. The cash flows are determined on a security by security basis and updated for market inputs for estimated prepayment speeds and default and severity rates. The discount rates were determined through inputs from several dealer firms and HCM's overall understanding of requirements in the market. HCM reviewed and determined the appropriateness of the discount rates based upon the credit rating of the securities and the year of issuance of the securities. The fair value upon surrender of the Subordinate MBS portfolio on August 9, 2008, in satisfaction of the Repurchase Transaction they secured, was determined to be substantially unchanged from the estimate of fair value at June 30, 2008.

Amortization of Purchase Discounts on Mortgage Securities

        Purchase discounts are related to purchases of mortgage securities at substantial discounts to par value. The total discount is attributable to both future credit losses and accretable income. For the subordinate mortgage securities are carried at fair value in the financial statements, the amount of purchase discount, if any, that remains attributable to accretable income after the determination of fair value is the amount which would be derived as a result of the differences in the effective yield of a security (which may have changed) and its cash flows regardless of any impairments recognized. To the extent there is a change in the estimated life of a security the resultant changed cash flow is used in the valuation calculation.

        Purchase discounts on mortgage securities are recognized in earnings as adjustments to interest income (accretable yield) using the effective yield method over the estimated lives of the related securities as prescribed under the Emerging Issues Task Force of the Financial Accounting Standards Board 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets (EITF 99-20). Effective yields are directly related to security values, estimated future cash flows, and market interest rates if any are available. HCM's estimates could vary widely from the actual income ultimately experienced and, such variances could be material.

Current Market Conditions and Material Events

        The overall delinquencies on the mortgage loans that collateralized HCM's Subordinate MBS continued to increase in 2008. HCM believes these delinquencies have occurred primarily because of the crisis in the financial markets including declining housing prices. This increase in delinquencies has led to a much higher level of foreclosures than previously experienced. Had HCM still held this portfolio, upon foreclosure, HCM may have a loss equal to the excess of the outstanding mortgage loan balance over the sales price of the property and all carrying and maintenance costs until the property is sold. Until HCM surrendered the Subordinate MBS portfolio to Ramius, HCM incurred losses of approximately $13.9 million allocated to the Subordinate MBS portfolio which is included in income, for the nine months ended September 30, 2008. Although these losses are generally within HCM's overall loss reserve in the original purchase discount, these losses were much greater than HCM's historical experience. Information and various business analyses indicate that a weak real estate and mortgage securities market is expected to continue through at least 2008.

        Beginning in the second quarter of 2007 and every quarter thereafter, HCM has received decreasing amounts of useful current market value information from third parties to determine the estimated fair value of its Subordinate MBS. Also, during this time frame, virtually all trading of Subordinate MBS for all market participants ceased. Despite this decline in available information, economic information and general industry information suggests that credit spreads on its securities increased during 2008. HCM believes this increase is primarily the result of overall increased loss assumptions by market participants on mortgage-backed securities.

        The overall mortgage market experienced a significant decline in liquidity during the latter half of 2007 into 2008. This liquidity decline has significantly reduced the amount of financing activity within the financial markets and, in particular, in the mortgage industry. As HCM continues to observe in 2008, the market environment is stagnant and there have been no significant changes that would improve the availability of financing vehicles. As a result, HCM does not believe short-term financing facilities will be available to it in the near future.

Financial Condition

        Significant changes in the financial position of HCM as of September 30, 2008, from December 31, 2007, are primarily related to the surrendering of the Subordinate MBS portfolio to settle the repurchase obligation entered into in August 2007, the reduction in the size of the Agency portfolio and the debt related to the financing of those portfolio assets.

        The table below presents HCM's assets and liabilities as of September 30, 2008, showing increases and decreases as compared to December 31, 2007, (dollars in thousands):

	September 30, 2008	December 31, 2007	change increase (decrease)
Assets
Cash and cash equivalents	$642	$7,257	$(6,615)
Accrued interest receivable	82	1,241	(1,159)
Mortgage Loans
Collateral for CMOs	5,085	6,182	(1,097)
Mortgage Securities
Trading	5,274	30,045	(24,771)
Available for sale	—	82,695	(82,695)
Other subordinate security, available for sale	1,541	1,477	64
Equity investments in unconsolidated affiliates	175	1,509	(1,334)
Other assets	1,440	4,782	(3,342)
Liabilities
Repurchase Agreements	—	108,854	(108,854)
Note Payable	1,100	—	1,100
Collateralized mortgage obligations	3,143	4,035	(892)
Accounts payable, accrued expenses and other liabilities	2,059	5,954	(3,895)
Obligation assumed under assignment of lease in default by subtenant	993	—	993
Deferred interest payable on liability to subsidiary trusts	3,606	755	2,851
Liability to subsidiary trusts issuing preferred and capital securities	41,239	41,239	—
Stockholders' Equity
Total Stockholders' Equity (deficit)	(37,901)	(25,649)	(12,252)

        Cash decreased primarily as a result of HCM's deficit operating cash flows since December 31, 2007, net of selling certain of the Agency MBS and retiring the related repurchase agreements.

        The Agency MBS classified as trading are held primarily to satisfy certain exemptive provisions of the 40 Act. In February 2008 and March 2008, HCM sold all of its Agency MBS and repaid all related Repurchase Agreements in order to generate some liquidity and close existing Repurchase Agreements on this portfolio. In March 2008, HCM purchased approximately $4.2 million of Agency MBS without any financing. Additional purchases of Agency MBS were made with financing from HCM's contemplated merger partner, represented by the Note Payable. These securities are highly liquid assets.

        On August 9, 2008, the Subordinated MBS portfolio was surrendered in its entirety in full payment of the Repurchase Transaction obligation then due. Residual and related amounts of interest receivable and unamortized liabilities were removed. After impairments taken since December 31, 2007, in the fair value of the Subordinated MBS, of approximately $40.2 million, HCM recognized a gain of approximately $40.9 million upon surrender of the portfolio in satisfaction of the indebtedness.

        HCM's book value (deficit) per common share as of September 30, 2008 was $(4.38) compared to $(2.96) as of December 31, 2007.

        The decrease in book value is primarily attributable to the net loss of $12.3 million for the nine months ended September 30, 2008.

        The most significant changes in HCM's balance sheet as of September 30, 2008, compared to December 31, 2007, and December 31, 2006, are reflected in the net decrease of its investment portfolio. The tables below present the primary assets of HCM's investment portfolio net of related financing (dollars in thousands):

September 30, 2008	Principal Balance	Carrying Value	Financing	Net Carrying Value
Mortgage Loans:
Collateral for CMOs	$5,310	$5,085	$3,143	$1,942
Subordinate MBS:
Available for sale	—	—	—	—
Agency MBS:
Trading	5,204	5,274	1,100	4,174

Total	$10,514	$10,359	$4,243	$6,116

December 31, 2007	Principal Balance	Carrying Value	Financing	Net Carrying Value
Mortgage Loans:
Collateral for CMOs	$6,464	$6,182	$4,535	$1,647
Subordinate MBS:
Available for sale	225,769	82,695	79,928	2,767
Agency MBS:
Trading	29,556	30,045	28,426	1,619

Total	$261,789	$118,922	$112,889	$6,033

December 31, 2006	Principal Balance	Carrying Value	Financing	Net Carrying Value
Mortgage Loans:
Held for sale	$—	$—	$—	$—
Collateral for CMOs	10,149	9,736	8,082	1,654

	10,149	9,736	8,082	1,654
Subordinate MBS:
Available for sale	230,751	154,599	89,959	64,640
Agency MBS:
Trading	106,479	105,104	102,590	2,514
Held to maturity	5,845	6,254	—	6,254

	112,324	111,358	102,590	8,768

Total	$353,224	$275,693	$200,631	$75,062

        In March 2008, HCM entered into a Termination Agreement on its $200 million loan facility with the lending institution, without the declaration of any defaults under the facility. Pursuant to the terms of the Termination Agreement, the parties mutually agreed to voluntarily terminate the facility at no further costs to HCM other than certain minor document preparation costs. There were no borrowings under the facility at termination.

        In April 2008, HCM repaid the outstanding line of credit on its $20 million facility.

        In August 2007, HCM converted its short-term revolving financing for its primary portfolio of Subordinate MBS to a fixed-term financing agreement that expired on August 9, 2008. This allowed HCM to maintain intact the Subordinate MBS portfolio while alternatives and additional capital were evaluated. On August 9, 2008, HCM elected, under the borrowing facility, to surrender to the lender its entire portfolio of Subordinate MBS in satisfaction of its outstanding obligation of approximately $84 million.

        From December 31, 2006, to December 31, 2007, HCM's Subordinate MBS portfolio decreased in principal balance by $5.0 million and its carrying value has decreased by $71.9 million. The principal balance decreased due to principal payments on the securities and losses allocated to the securities from defaults on the underlying mortgage loans. The carrying value decreased primarily due to increases in credit spreads that reduced the fair value of these securities during the year ended December 31, 2007. HCM's net equity in this portfolio decreased by $61.9 million primarily due to the decrease in the carrying values.

        The Agency MBS classified as trading are held primarily to satisfy certain exemptive provisions of the 1940 Act. In February 2008 and March 2008, HCM sold all of its Agency MBS and repaid all related Repurchase Agreements in order to generate some liquidity and close existing Repurchase Agreements on this portfolio. In March 2008, HCM purchased approximately $4.2 million of Agency MBS without any financing. These securities are highly liquid assets. On August 15, 2007, HCM sold its entire portfolio of Agency MBS in order to generate some liquidity and close existing borrowing positions with lenders. On August 29, 2007, HCM financed the acquisition of approximately $30 million of Agency MBS, with a 30-day revolving Repurchase Agreement. As a result, HCM maintained compliance with the 1940 Act during the year ended December 31, 2007.

Results of Operations

Revenue comparison three and nine months ended September 30, 2007 and September 30, 2008

        For the three months ended September 30, 2008, HCM had a gain of $34.0 million, compared to a net loss of $31.7 million for the same period in 2007. This difference is primarily due to the gain realized on the surrender of the Subordinate MBS portfolio in settlement of the Repurchase Agreement obligation in August 2008, and no loss on mark to market of mortgage assets, primarily the Subordinate MBS portfolio, during the three months ended September 30, 2008, as occurred during the same period in 2007.

        For the nine months ended September 30, 2008, HCM experienced a net loss of $12.3 million compared to net loss of $42.3 million for the same period of 2007. This difference is primarily due to the gain realized on the surrender of the Subordinate MBS in settlement of the Repurchase Agreement obligation in August 2008. The remainder is attributable to the increase in the general operating deficit for the nine months ended September 30, 2008, due to reduced income and increased operating expenses.

Revenues by Portfolio Type
(dollars in thousands)

	Three Months Ended September 30,			Nine Months Ended September 30,
			2008 Favorable (Unfavorable)			2008 Favorable (Unfavorable)
	2008	2007		2008	2007
Mortgage Loans including CMO Collateral
Interest income	$90	$110	$(20)	$301	$402	$(101)
Interest expense	(37)	(79)	42	(146)	(310)	164

Net interest income	53	31	22	155	92	63
Other	11	14	(3)	38	86	(48)

Total	64	45	19	193	178	15
Subordinate MBS
Interest income	1,298	5,116	(3,818)	9,275	14,368	(5,093)
Interest expense	(1,852)	(3,575)	1,723	(10,909)	(6,475)	(4,434)

Net interest income	(554)	1,541	(2,095)	(1,634)	7,893	(9,527)
Gains (losses) on sale	—	—	—	—	194	(194)
Mark to market	—	(30,249)	30,249	(40,156)	(42,243)	2,087

Total	(554)	(28,708)	28,154	(41,790)	(34,156)	(7,634)
Agency MBS
Interest income	64	749	(685)	411	3,811	(3,400)
Interest expense	—	(679)	679	(191)	(3,328)	3,137

Net interest income	64	70	(6)	220	483	(263)
Gains (losses) on sale	(19)	(997)	978	460	(997)	1,457
Mark to market	(6)	1,548	(1,554)	(387)	(902)	515
Freestanding derivatives	—	(625)	625	(98)	1,691	(1,789)

Total	39	(4)	43	195	275	(80)
Other
Interest income	113	219	(106)	348	733	(385)
Interest expense	(972)	(913)	(59)	(2,851)	(2,740)	(111)

Net interest income	(859)	(694)	(165)	(2,503)	(2,007)	(496)
Mark to market	—	—	—	—	(180)	180
Freestanding derivatives	—	(8)	8	—	(23)	23
Technology and loan brokering and advisory services	80	230	(150)	360	1,103	(743)
Other	54	(287)	341	1,653	(467)	2,120

Total	(725)	(759)	34	(490)	(1,574)	1,084

Net gain realized on surrender of Subordinate MBS to retire repo	40,929	—	40,929	40,929	—	40,929

Total Revenue	$39,753	$(29,426)	$69,179	$(963)	$(35,277)	$34,314

        Net interest income for the Mortgage Loan portfolio for the three and nine months ended September 30, 2008, increased compared to the same period of 2007 due to increased payoffs on the seasoned mortgages in the CMOs.

        Income on the Subordinate MBS for the nine months ended September 30, 2008, decreased from the same period in 2007 by $5.1 million due primarily to lower interest income and increased interest expense of financing the portfolio.

        Interest expense on the financing facility established in August 2007 for one year was much more expensive than our traditional 30-day repurchase agreements, but the facility was established at a time when there were few options available.

        The Subordinate MBS portfolio was surrendered in settlement of amounts due under the Repurchase Agreement with Ramius on August 9, 2008. There was no discernable change in fair value of the Subordinate MBS portfolio determined as of June 30, 2008, and the surrender date of August 9, 2008, primarily because of the short period of time between the estimate date and the surrender date.

        Generally, HCM finances its Agency MBS classified as trading via repurchase agreements and are hedged through forward sales of similar securities. The net revenue generated from this portfolio is heavily dependent upon changes in the short-term and long-term interest rates and the spread between these two rates. The net change in the performance of this portfolio is due to the timing of differences arising from the changes in the interest rates and minor differences between the principal amount of the securities and the notional amount of the hedging activity. The overall declines in the interest income and interest expense for the three and nine months ended September 30, 2008, compared to the same periods in 2007, is due to the significant reduction in the size of this portfolio. As of September 30, 2008, HCM has not implemented a hedge on the portfolio because the smaller size does not appear cost effective to hedge.

        Other net interest income includes interest earned from the other subordinate security and cash and cash equivalents. Other interest expense is interest incurred on the subordinated debt issued to the subsidiary trusts, HST-I and HST-II.

        Other income (expense) for the three and nine months ended September 30, 2008, increased compared to the same period in 2007 due to the reversal of a $1.6 million reserve for the estimated cost of closing a contemplated warehouse facility as the contingency for that expense was removed by the sponsor of the facility.

        Loan sale advisory and technology revenue has decreased due to the termination of technology services by several of HCM clients in 2006 and early 2007, and the cessation of marketing these services.

        Other freestanding derivatives represent the mark to market of the carrying value of HCM's interest rate caps used to hedge the financing costs of HCM's portfolio. The expense from the change in the market value of these derivatives was less than one-thousand dollars for the nine months ended September 30, 2008, compared to the same period in 2007. These changes in market value are due to the passage of time and one-month LIBOR remaining at or substantially below the strike rate of the interest rate caps.

Revenue comparison of 2007 and 2006

Revenues by Portfolio Type
(dollars in thousands)

	Years Ended December 31,
			2007 Favorable (Unfavorable)
	2007	2006
Mortgage Loans including CMO Collateral
Interest income	$532	$1,048	$(516)
Interest expense	(400)	(722)	322

Net interest income	132	326	(194)
Gains (losses) on sale	—	94	(94)
Loan loss reserve	—	—	—
Mark to market	—	15	(15)
Other	102	—	102

Total	234	435	(201)
Subordinate MBS
Interest income	19,139	16,847	2,292
Interest expense	(11,466)	(5,365)	(6,101)

Net interest income	7,673	11,482	(3,809)
Gains (losses) on sale	194	849	(655)
Mark to market	(73,895)	(389)	(73,506)

Total	(66,028)	11,942	(77,970)
Agency MBS
Interest income	4,251	5,020	(769)
Interest expense	(3,704)	(4,202)	498

Net interest income	547	818	(271)
Gains (losses) on sale	(997)	(109)	(888)
Mark to market	(497)	1,714	(2,211)
Freestanding derivatives	1,225	(2,214)	3,439

Total	278	209	69
Other
Interest income	901	1,363	(462)
Interest expense	(3,654)	(3,653)	(1)

Net interest income	(2,753)	(2,290)	(463)
Mark to market	(1,542)	(1,192)	(350)
Freestanding derivatives	(26)	(130)	104
Technology and loan brokering and advisory services	1,312	2,962	(1,650)
Other	(1,644)	(77)	(1,567)

Total	(4,653)	(727)	(3,926)

Total	$(70,169)	$11,859	$(82,028)

        Net interest income from HCM's Mortgage Loan portfolio decreased for the year ended December 31, 2007, compared to the same period of 2006 primarily due to a decrease in the level of collateral for CMOs and related financing in 2006 and the sale of mortgage loans classified as held for sale during April of 2006.

        For HCM's Subordinate MBS portfolio, the mark to market loss increased by $73.5 million for the year ended December 31, 2007, compared to the same period of 2006. The increase in market loss, HCM determined, was due to other than temporary declines in fair value primarily throughout the latter half of 2007. Similar declines in fair value were not experienced during 2006. For this same portfolio and related periods, net interest income decreased for the year ended December 31, 2007, compared to the same period of 2006 due to an increase in the interest expense associated with the new fixed-term financing facility we established in August 2007. This decrease is partially offset by an increase in interest income from the increase in the size of this portfolio for 2007 compared to 2006. During the beginning of 2006, HCM was still investing the proceeds from its $20 million trust preferred securities offering in November 2005 and were not fully invested until the end of March 2006. HCM had gains on sales of securities of $0.2 million for the year ended December 31, 2007, compared to gains on sales of $0.8 million for the same period of 2006. HCM sold 18 securities during the first two quarters of 2007 as part of a minor portfolio reorganization and in anticipation of potential credit issues.

        Generally, HCM's Agency MBS classified as trading were financed via Repurchase Agreements and were hedged through forward sales of similar securities. The net revenue generated from this portfolio was heavily dependent upon changes in the short-term and long-term interest rates and the spread between these two rates. The net change in the performance of this portfolio was due primarily to the timing of differences arising from the changes in the interest rates and minor differences between the principal amount of the securities and the notional amount of the hedging activity. On August 15, 2007, HCM sold its entire portfolio of Agency MBS in order to generate some liquidity and close existing borrowing positions with lenders. Although HCM purchased approximately $30 million of Agency MBS on August 29, 2007, the size of its Agency MBS portfolio during the latter part of 2007 was significantly smaller than during 2006 and the beginning of 2007. In addition, the net revenue has been positively impacted by the interest income generated from Agency MBS classified as held to maturity, which were not hedged through forward sales and were not financed for the majority of 2007 and 2006.

        Other interest income included interest earned from the other subordinate security and cash and cash equivalents. Other interest expense was interest incurred on the subordinated debt issued to HCM's subsidiary trusts, HST-I and HST-II.

        Other mark to market for the year ended December 31, 2007, was primarily due to other-than-temporary declines in the estimated fair value of our other subordinate security due to increases in credit spreads. Similar declines did not occur during the year ended December 31, 2006. Other mark to market also represented a write-down of REO that was acquired in 2005 and was included in other assets. The local economy for a portion of these properties had a significant downturn, which depressed the value of these properties. At December 31, 2007, HCM had one remaining property to be sold with a total carrying value of approximately $8,000.

        Other freestanding derivatives represented the mark to market of HCM's interest rate caps used to hedge the financing costs of its portfolio. The expense from the change in the market value of these derivatives decreased for the year ended December 31, 2007 compared to the same period in 2006. These reductions in market value were due to the passage of time and one-month LIBOR remaining substantially at or below the strike rate of the interest rate caps.

        Loan sale advisory and technology revenue decreased due to the suspension of the loan sale advisory activities in May 2006, the termination of technology services by several of HCM's clients in 2006 and early 2007, and the cessation of its marketing activities for our technology solutions in 2006.

Revenue comparison of 2006 to 2005

Revenues by Portfolio Type
(dollars in thousands)

	Years Ended December 31,
			2006 Favorable (Unfavorable)
	2006	2005
Mortgage Loans including CMO Collateral
Interest income	$1,048	$2,179	$(1,131)
Interest expense	(722)	(1,640)	918

Net interest income	326	539	(213)
Gains (losses) on sale	94	377	(283)
Loan loss reserve	—	(26)	26
Mark to market	15	(201)	216

Total	435	689	(254)
Subordinate MBS
Interest income	16,847	8,471	8,376
Interest expense	(5,365)	(2,184)	(3,181)

Net interest income	11,482	6,287	5,195
Gains (losses) on sale	849	4,138	(3,289)
Mark to market	(389)	(562)	173
Other	—	33	(33)

Total	11,942	9,896	2,046
Agency MBS
Interest income	5,020	4,908	112
Interest expense	(4,202)	(2,774)	(1,428)

Net interest income	818	2,134	(1,316)
Gains (losses) on sale	(109)	—	(109)
Mark to market	1,714	(2,300)	4,014
Freestanding derivatives	(2,214)	234	(2,448)

Total	209	68	141
Other
Interest income	1,363	738	625
Interest expense	(3,653)	(1,686)	(1,967)

Net interest income	(2,290)	(948)	(1,342)
Mark to market	(1,192)	348	(1,540)
Freestanding derivatives	(130)	(54)	(76)
Technology and loan brokering and advisory services	2,962	4,701	(1,739)
Other	(77)	569	(646)

Total	(727)	4,616	(5,343)

Total	$11,859	$15,269	$(3,410)

        Net interest income from HCM's Mortgage Loan portfolio decreased for the year ended December 31, 2006, compared to the same period of 2005 primarily due to a decrease in the level of collateral for CMOs and related financing in 2006 and the sale of mortgage loans classified as held for sale during April of 2006.

        For HCM's Subordinate MBS portfolio, interest income increased for the year ended December 31, 2006, compared to the same period of 2005 due to the significant increase in the size of this portfolio and, to a lesser extent, increases in the interest rate for adjustable rate securities. For this same portfolio and related periods, interest expense increased as HCM increased financings to correspond with the increase in the portfolio and because the one-month LIBOR rate, the basis for all of the financings, has increased consistently through 2005 and 2006. HCM had gains on sales of securities of $0.8 million for the year ended December 31, 2006, compared to $4.1 million for the same period of 2005. This decrease in gains is the result of HCM's long-term strategy shift that began in the middle of 2005, to focus on net interest income rather than gains on sale of securities. HCM sold 15 and 19 securities during the second and third quarter of 2006, respectively, as part of a minor portfolio reorganization and anticipation of potential credit issues.

        Generally, HCM's Agency MBS classified as trading were historically financed via Repurchase Agreements and were hedged through forward sales of similar securities. The net revenue generated from this portfolio was heavily dependent upon changes in the short-term and long-term interest rates and the spread between these two rates. The net change in the performance of this portfolio was due to the timing of differences arising from the changes in the interest rates and minor differences between the principal amount of the securities and the notional amount of the hedging activity. In addition, the 2006 net revenue was positively impacted by the interest income generated from Agency MBS classified as held to maturity, which were not hedged through forward sales and were not financed for the majority of 2006, as these securities were not acquired until the fourth quarter of 2005. Other interest income includes interest earned from the other subordinate security and cash and cash equivalents. Other interest expense is primarily interest incurred on the subordinated debt issued to HCM's subsidiary trusts, HST-I and HST-II. This debt was issued in March and November of 2005, respectively, and therefore, a lesser amount of interest expense was incurred for the year ended December 31, 2005.

        Other mark to market for the year ended December 31, 2006, represented a write-down of REO carried in HMDF and included in other assets. The local economy for a portion of these properties had a significant downturn, which depressed the value of these properties. HCM utilized local real estate brokers with incentive commissions to sell these properties. However, a large number of other properties were listed for sale in the same geographic area, which hampered our ability to sell these properties.

        Other freestanding derivatives represented the mark to market of our interest rate caps used to hedge the financing costs of HCM's portfolio. The expense from the change in the market value of these derivatives increased for the year ended December 31, 2006, compared to the same period in 2005. These reductions in market value were due to the passage of time and one-month LIBOR remaining substantially at or below the strike rate of the interest rate caps.

        The technology and loan sale advisory revenue decreased for the year ended December 31, 2006, compared to the same period in 2005, primarily due to a suspension in the loan sale advisory activities in May 2006. These activities decreased due to the reduction in loan sale advisory opportunities in the whole loan secondary market resulting from the flattening of the yield curve and reduction in mortgage originations.

Operating Expenses

        The following table details operating expenses for HCM on a consolidated basis for the three and nine months ended September 30, 2008 and from the same periods in 2007 (dollars in thousands):

	Three Months Ended September 30,			Nine Months Ended September 30,
	2008	2007	Increase (Decrease)	2008	2007	Increase (Decrease)
Personnel	$957	$869	$88	$3,140	$2,998	$142
Legal and professional	1,021	410	611	1,814	1,368	446
Impairment on equity investments of unconsolidated affiliates	1,064	—	1,064	1,064	—	1,064
Obligation assumed under assignment of lease in default by subtenant	993	—	993	993	—	993
General and administrative	715	256	459	1,069	1,276	(207)
Depreciation and amortization	608	154	454	1,028	461	567
Occupancy	82	80	2	248	233	15
Technology	11	104	(93)	148	413	(265)
Financing	—	256	(256)	896	558	338
Insurance and other	305	195	110	1,005	493	512

Total expenses	$5,756	$2,324	$3,432	$11,405	$7,800	$3,605

        Operating expenses for the three and nine months ended September 30, 2008 compared to the same period in 2007 are as follows:

  •
  Personnel costs increased due to the retention payments totaling $816,000, which were accrued ratably from September 2007 through July 2008 and paid to key employees in August 2008, offset by a reduction in employees during 2007.

  •
  Legal and professional fees increased due to higher legal fees incurred in the three month period ended September 30, 2008 associated with the contemplated merger. No similar costs were incurred in 2007.

  •
  An impairment expense was recognized for the decrease in value of the equity in the investments of HST-I & HST-II.

  •
  The expense of recognizing a liability for the default by a subtenant for a lease of office space was recorded in September 2008.

  •
  Depreciation and amortization increased due to the write-off of the estimated useful life on capitalized software and the removal of deferred organizational costs associated with HST-I and HST-II.

  •
  Financing costs decreased in the three months ended September 30, 2008, due to fees paid for the termination of the Company's borrowing facilities in the first half of 2008. The payment of these fees resulted in an overall increase for the nine months ended September 30, 2008.

  •
  Other expenses increased due to higher costs associated with directors and officers' insurance coverage.

Discontinued Operations

        Income (loss) from discontinued operations includes the results of operations of the HCP business that was sold in January of 2007. The income from discontinued operations for the nine months ended September 30, 2007, includes a gain on sale of $1.3 million.

        The following table details operating expenses for the Company on a consolidated basis for years 2007, 2006, and 2005 (dollars in thousands):

	Years Ended December 31,			Years Ended December 31,
	2007	2006	Increase/ (Decrease)	2006	2005	Increase/ (Decrease)
Personnel	$3,910	$4,239	$(329)	$4,239	$6,428	$(2,189)
Legal and professional	2,097	2,777	(680)	2,777	2,810	(33)
General and administrative	1,505	1,183	322	1,183	1,259	(76)
Depreciation and amortization	616	708	(92)	708	1,220	(512)
Occupancy	315	315	—	315	347	(32)
Technology	526	1,109	(583)	1,109	1,575	(466)
Financing	815	415	400	415	609	(194)
Goodwill impairment	—	2,478	(2,478)	2,478	—	2,478
Other	880	689	191	689	760	(71)

Total expenses	$10,664	$13,913	$(3,249)	$13,913	$15,008	$(1,095)

        Operating expenses for the year ended December 31, 2007, decreased by $3.2 million from the same period in 2006. The major changes within operating expenses were in personnel, legal and professional, general and administrative, technology, financing and goodwill impairment.

  •
  Personnel costs decreased due to overall reductions in headcount during the latter part of 2006 and throughout 2007.

  •
  Legal and professional fees decreased due to higher legal fees incurred in 2006 in connection with a claim against HCM and higher fees in 2006 for consulting services in connection with compliance with Sarbanes Oxley requirements. In addition, the decrease was also impacted by additional audit fees incurred in 2006 in connection with the audit of our 2005 financial statements. Such additional fees were not incurred in 2007 in connection with the audit of HCM's 2006 financial statements.

  •
  General and administrative expenses increased in connection with litigation settlement costs that were charged to expense in the first quarter of 2007.

  •
  Technology costs decreased due to the overall decrease in technology revenue and related activities.

  •
  Financing costs increased due to increases in the non-use fee associated with our $200 million committed line of credit. The initial ramp-up period during which HCM was charged a reduced non-use fee came to an end in the beginning of 2007. As HCM did not use the facility, HCM paid the full non-use fee for the remainder of 2007.

  •
  The goodwill impairment expense incurred for the year ended December 31, 2006 represented the complete impairment of the goodwill balance associated with the HT business. There were no impairments recorded during 2007.

        Operating expenses for the year ended December 31, 2006, decreased by $1.1 million from the same period in 2005. The major changes within operating expenses were in personnel, depreciation and amortization, technology, financing and goodwill impairment.

  •
  Personnel costs decreased due to compensation expense recorded in June 2005 for two of HCM's executive officers pursuant to a 1997 contribution agreement, as amended, that was not incurred during 2006 and the reduction in headcount in the HT operation during the fourth quarter of 2005 and the first quarter of 2006.

  •
  The decrease in depreciation and amortization was due to a reduction in the amortization of capitalized software costs, as several components of the capitalized software have reached the end of their estimated useful life and the estimated useful life for other components was extended.

  •
  Technology costs decreased due to customization costs incurred in connection with the implementation of a technology solution for a new customer in June 2005 and other various smaller projects for existing customers and minor modifications to the software technology in 2005 that did not occur in 2006.

  •
  Financing fees decreased due to a reduction in the commitment fee for one of HCM's committed line of credit in connection with the reduction in the commitment amount and the termination of the committed line of credit for the financing of distressed mortgage loans operated by HCM's subsidiary HDMF-I LLC.

  •
  The goodwill impairment expense incurred for the year ended December 31, 2006 represented the complete impairment of the goodwill balance associated with the HT business. There were no impairments recorded during the prior periods.

Discontinued Operations

        Income (loss) from discontinued operations includes the results of operations of the HCP business that was sold in January of 2007. The income from discontinued operations for the nine months ended September 30, 2007, includes a gain on sale of $1.3 million.

        Income (loss) decreased by $2.2 million for the year ended December 31, 2006, from the same period in 2005 primarily due to decreases in revenue from HCP's largest customer and a negative shift in product mix. Unfavorable market conditions resulted in reduced mortgage loan acquisitions for HCP's largest customer, thereby resulting in reduced due diligence services performed by HCP. In addition, operating costs increased as HCP increased its headcount and occupancy structure during the latter half of 2005 to ensure available resources for anticipated revenue growth during 2006 and thereafter that failed to occur.

Additional Analysis of REIT Investment Portfolio

Mortgage Loans

        The following table provides details of the net interest income generated on HCM's Mortgage Loan portfolio for the three and nine months ended September 30, 2008, and the same periods in 2007 (dollars in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Average asset balance	$5,258	$6,902	$5,695	$8,231
Average CMO borrowing balance	3,182	4,456	3,516	5,720
Average balance—Repurchase Agreements	—	646	180	665

Net investment	2,076	1,800	1,999	1,846
Average leverage ratio	60.52%	73.92%	64.90%	77.57%
Effective interest income rate	6.85%	6.37%	7.05%	6.51%
Effective interest expense rate—CMO borrowing	4.65%	6.01%	5.27%	6.39%
Effective interest expense rate—Repurchase Agreements	0.00%	7.43%	5.19%	7.22%

Net interest spread	2.20%	0.18%	1.78%	0.04%
Interest income	$90	$110	$301	$402
Interest expense—CMO borrowing	37	67	139	274
Interest expense—Repurchase Agreements	—	12	7	36

Net interest income	$53	$31	$155	$92

Yield	10.21%	6.89%	10.34%	6.64%

        HCM's Mortgage Loan portfolio net interest income for the three and nine months ended September 30, 2008, has trended higher, compared to the same periods in 2007, due to the payoff of borrowings of repurchase agreements associated with certificates held by HCM for this CMO, which increased the net interest spread.

        The following table provides details of the net interest income generated from HCM's Mortgage Loan portfolio for 2007, 2006, and 2005 (dollars in thousands):

	Years Ended December 31,
	2007	2006	2005
Average asset balance	$7,795	$15,152	$37,405
Average CMO borrowing balance	5,323	9,515	21,691
Average balance—Repurchase Agreements	632	1,531	7,606

Net investment	1,840	4,106	8,108
Average leverage ratio	76.40%	72.90%	78.32%
Effective interest income rate	6.82%	6.92%	5.83%
Effective interest expense rate—CMO borrowing	6.67%	6.50%	5.59%
Effective interest expense rate—Repurchase Agreements	7.12%	6.79%	5.62%

Net interest spread	0.10%	0.38%	0.23%
Interest income	$532	$1,048	$2,179
Interest expense—CMO borrowing	355	618	1,212
Interest expense—Repurchase Agreements	45	104	428

Net interest income	$132	$326	$539

Yield	7.17%	7.94%	6.65%

        HCM's Mortgage Loan portfolio net interest income declined each of the two years ended December 31, 2007, and December 31, 2006. This decline in net interest income was due to the declining principal balance of HCM's Mortgage Loan portfolio due to scheduled and unscheduled principal payments, which reduced the outstanding mortgage loan balance, and the rise in the interest expense related to one-month LIBOR. In 2005, HCM called and retired its 1999-A CMO and purchased the underlying loans, of which a significant portion were in turn securitized in Fannie Mae issues. In April of 2006, HCM sold all remaining mortgage loans that it purchased from the call and retirement of its 1999-A CMO.

Subordinate MBS

        The following table provides details of the net interest income generated from HCM's Subordinate MBS portfolio. The Subordinate MBS portfolio was completely eliminated on August 9, 2008, by surrender of the portfolio in settlement of the obligation associated with the Repurchase Agreement. The averages are weighted for the actual days held in the periods ended September 30, 2008 (dollars in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Average asset balance	$42,976	$142,660	$67,322	$146,879
Average balance—Repurchase Agreements	84,931	82,976	84,931	87,334

Net investment	(41,955)	59,684	(17,609)	59,545
Average leverage ratio	197.62%	58.16%	126.16%	59.46%
Effective interest income rate	27.18%	14.34%	22.65%	13.04%
Effective interest expense rate—Repurchase Agreements	19.63%	17.23%	21.11%	9.89%

Net interest spread	7.56%	(2.89)%	1.53%	3.15%
Interest income	$1,298	$5,116	$9,275	$14,368
Interest expense—Repurchase Agreements	1,852	3,575	10,909	6,475

Net interest income (loss)	$(554)	$1,541	$(1,634)	$7,893

Yield	N/M *	10.33%	N/M *	17.67%

*
Amount is excluded as it is not meaningful.

        The Subordinate MBS portfolio's net interest income and net income spread for the three and nine months ended September 30, 2008, decreased from the same periods in 2007 due to higher interest expense associated with the fixed-term financing facility established in August 2007 and lower income on the portfolio because of impairments taken.

        The following table provides details of the net interest income generated from HCM's Subordinate MBS portfolio for years 2007, 2006, and 2005 (dollars in thousands):

	Years Ended December 31,
	2007	2006	2005
Average asset balance	$138,516	$136,443	$74,256
Average balance—Repurchase Agreements	86,733	84,048	45,089

Net investment	51,783	52,395	29,167
Average leverage ratio	62.62%	61.60%	60.72%
Effective interest income rate	13.82%	12.35%	11.41%
Effective interest expense rate—Repurchase Agreements	13.22%	6.38%	4.84%

Net interest spread	0.60%	5.97%	6.57%
Interest income	$19,139	$16,847	$8,471
Interest expense—Repurchase Agreements	11,466	5,365	2,184

Net interest income	$7,673	$11,482	$6,287

Yield	14.82%	21.91%	21.56%

        The Subordinate MBS portfolio's net interest income decreased to $7.7 million for the year ended December 31, 2007, from $11.5 million for the year ended December 31, 2006, due to an increase in the interest expense associated with the new fixed-term financing facility established in August 2007. This decrease was partially offset by an increase in interest income resulting from the increase in the size of this portfolio for 2007 compared to 2006.

        The Subordinate MBS portfolio's net interest spread decreased to 0.60% for the year ended December 31, 2007, from 5.97% for the year ended December 31, 2006, primarily due to an increase in the interest expense rate associated with the new fixed term financing facility established in August 2007. The decrease was partially offset by an increase in the interest income rate, as the market value impairments recorded during 2007 reduced the average asset balances (the denominator in the rate calculation) and increased the interest income rate.

        The Subordinate MBS portfolio's net interest income increased to $11.5 million for the year ended December 31, 2006, from $6.3 million for the year ended December 31, 2005, due to the significant increase in investment in this portfolio during the latter part of 2005 and beginning of 2006.

        The Subordinate MBS portfolio's net interest spread decreased to 5.97% for the year ended December 31, 2006, from 6.57% for the year ended December 31, 2005, due to an increase in the effective interest expense rate, partially offset by an increase in the effective interest income rate. The increase in the effective interest expense rate was due to increases in one-month LIBOR throughout 2005 and 2006. The increase in the interest income rate was due to purchase of securities in the latter part of 2005 and 2006 with effective interest rates higher than our existing securities, as overall interest rates increased.

Agency MBS

        The following table provides details of the net interest income generated from the Agency MBS portfolio for the three and nine months ended September 30, 2008, and for the same periods in 2007 (dollars in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Average asset balance	$4,413	$50,826	$9,506	$88,330
Average balance—Repurchase Agreements	367	49,018	6,049	82,333

Net investment	4,046	1,808	3,457	5,997
Average leverage ratio	8.32%	96.44%	63.63%	93.21%
Effective interest income rate	5.80%	5.89%	5.76%	5.75%
Effective interest expense rate—Repurchase Agreements	0.00%	5.54%	4.21%	5.39%

Net interest spread	5.80%	0.35%	1.55%	0.36%
Interest income	$64	$749	$411	$3,811
Interest expense—Repurchase Agreements	—	679	191	3,328

Net interest income	$64	$70	$220	$483

Yield	6.33%	15.49%	8.49%	10.74%

        The Agency MBS portfolio's net interest income decreased for the three and nine months ended September 30, 2008, from the same periods in 2007 primarily due to the reduction in the size of this portfolio.

        The effective interest expense decreased for the comparative three and nine month periods because of the reduction in size of the portfolio and the reduced financing of the portfolio.

        HCM attempts to fully economically hedge its Agency MBS portfolio to potentially offset any gains or losses in its portfolio with losses or gains from its forward sales of like-kind Agency MBS. Earnings on its Agency MBS portfolio consist of net interest income and gains or losses on mark to market of the Agency MBS. However, these earnings are substantially offset by gains or losses from forward sales of like coupon Agency MBS.

        The table below reflects the net economic impact of HCM's Agency MBS portfolio for the nine months ended September 30, 2008 (dollars in thousands):

Net interest income	$220
Loss on mark to market of mortgage assets	(387)
Gains on sale	460
Other loss (forward sales)	(98)

Total	$195

        The following table provides details of the net interest income generated from the Agency MBS portfolio in 2007, 2006, and 2005 (dollars in thousands):

	Years Ended December 31,
	2007	2006	2005
Average asset balance	$73,775	$89,516	$97,103
Average balance—Repurchase Agreements	68,871	80,678	84,613

Net investment	4,904	8,838	12,490
Average leverage ratio	93.35%	90.13%	87.14%
Effective interest income rate	5.76%	5.61%	5.06%
Effective interest expense rate—Repurchase Agreements	5.38%	5.21%	3.28%

Net interest spread	0.38%	0.40%	1.78%
Interest income	$4,251	$5,020	$4,908
Interest expense—Repurchase Agreements	3,704	4,202	2,774

Net interest income	$547	$818	$2,134

Yield	11.15%	9.26%	17.09%

        The Agency MBS portfolio's net interest income decreased to $0.5 million for the year ended December 31, 2007, from $0.8 million for the year ended December 31, 2006, primarily due to the reduction in the size of this portfolio during the latter part of 2007. The net interest spread has remained relatively constant throughout 2007 and 2006.

        The Agency MBS portfolio's net interest income decreased to $0.8 million for the year ended December 31, 2006, from $2.1 million for the year ended December 31, 2005. In addition, the Agency MBS portfolio's net interest spread decreased to 0.40% for the year ended December 31, 2006, from 1.78% for the year ended December 31, 2005. Both of these decreases were due to an increase in interest expense arising from increases in one-month LIBOR throughout 2005 and 2006. These decreases were partially offset by the purchase of several securities during 2006 with effective interest income rates higher than HCM's existing securities, as overall interest rates increased.

        HCM attempted to fully economically hedge its Agency MBS portfolio to potentially offset any gains or losses in its portfolio with losses or gains from HCM's forward sales of like-kind Agency MBS. Earnings on HCM's Agency MBS portfolio consisted of net interest income and gains or losses on mark to market of the Agency MBS. However, these earnings were substantially economically offset by gains or losses from forward sales of like coupon Agency MBS.

        The table below reflects the net economic impact of hedging HCM's Agency MBS portfolio for the year ended December 31, 2007 (dollars in thousands):

Net interest income	$547
Loss on mark to market of mortgage assets	(497)
Gains (losses) on sale	(997)
Other gain (forward sales)	1,225

Total	$278

Summary of Investment Portfolio Assets and Related Liabilities

        The following tables reflect the average balances for each major category of HCM's investment portfolio as well as associated liabilities with the corresponding effective yields and rates of interest for the three and nine months ended September 30, 2008 (dollars in thousands):

	Three Months Ended September 30,
	2008		2007
	Average Balance	Effective Rate	Average Balance	Effective Rate
Investment portfolio assets:
Held for sale	$—	0.00%	$—	0.00%
Collateral for CMO(1)	5,258	6.85%	6,902	6.37%
Agency MBS	4,413	5.80%	50,826	5.89%
Subordinate MBS	42,976	27.18%	142,660	14.34%
Other subordinate security	1,521	28.02%	2,789	13.39%

	54,168		203,177	11.95%

Investment portfolio liabilities:
CMO borrowing	3,182	4.65%	4,456	6.01%
Repurchase agreements on:
Collateral for CMO(1)	—	0.00%	646	7.43%
Agency MBS	367	0.00%	49,018	5.54%
Subordinate MBS	84,931	19.63%	82,976	17.23%

	88,480		137,096	12.64%

Net investment portfolio assets	$(34,312)		$66,081

Net interest spread		N/M *		(0.69)%

Yield on net portfolio assets(2)(3)		N/M *		10.50%

Ratio of portfolio liabilities to net investment		N/M *		207%

Notes on following page

	Nine Months Ended September 30,
	2008		2007
	Average Balance	Effective Rate	Average Balance	Effective Rate
Investment portfolio assets:
Held for sale	$—	0.00%	$—	0.00%
Collateral for CMO(1)	5,695	7.05%	8,231	6.51%
Agency MBS	9,506	5.76%	88,330	5.75%
Subordinate MBS	67,322	22.65%	146,879	13.04%
Other subordinate security	1,501	26.02%	2,774	13.36%

	84,024		246,214	10.21%

Investment portfolio liabilities:
CMO borrowing(1)	3,516	5.27%	5,720	6.39%
Repurchase agreements on:
Collateral for CMO	180	5.19%	665	7.22%
Agency MBS	6,049	4.21%	82,333	5.39%
Subordinate MBS	84,931	21.11%	87,334	9.89%

	94,676		176,052	7.66%

Net investment portfolio assets	$(10,652)		$70,162

Net interest spread		N/M *		2.55%

Yield on net portfolio assets(2)(3)		N/M *		16.62%

Ratio of portfolio liabilities to net investment		N/M *		251%

*
Amount is excluded as it is not meaningful

(1)
Loan loss provisions are included in such calculations.

(2)
Yield on net portfolio assets was computed by dividing the applicable net interest income (after loan loss provision, with respect to CMOs only) by the average daily balance of net portfolio assets.

(3)
The yields on net portfolio assets do not include the hedging cost on the Agency MBS portfolio.

        Average net investment portfolio assets decreased and became negative for the three and nine months ended September 30, 2008, from the same periods in 2007 due to the significant reductions in estimated market value of HCM's Subordinate MBS portfolio recorded during the periods, which caused the value of the collateral for Subordinate MBS to be less than the recorded amount of debt financing the portfolio, and the significant reduction in the size of the Agency portfolio in August of 2007.

        The yield on net portfolio assets became not meaningful due to a negative overall investment for the three and nine months ended September 30, 2008, compared to the same periods in 2007. The yield on net portfolio assets was not a meaningful number because of a negative amount of net investment portfolio assets and an overall negative net interest income which is the result of the higher borrowing costs associated with the Repurchase Transaction after August 10, 2007, and lower income due to the significant impairments recognized on the Subordinate MBS portfolio during the periods.

        The following table reflects the average balances for each major category of HCM's investment portfolio as well as associated liabilities with the corresponding effective yields and rates of interest for years 2007, 2006, and 2005 (dollars in thousands):

	Years Ended December 31,
	2007		2006		2005
	Average Balance	Effective Rate	Average Balance	Effective Rate	Average Balance	Effective Rate
Investment portfolio assets:
Mortgage Loans
Held for sale	$—	—	$2,866	7.85%	$11,301	5.53%
Collateral for CMO(1)	7,795	6.82%	12,286	6.70%	26,104	5.86%
Agency MBS	73,775	5.76%	89,516	5.61%	97,103	5.06%
Subordinate MBS	138,516	13.82%	136,443	12.35%	74,256	11.41%
Other subordinate security	2,779	13.39%	2,728	13.34%	542	15.51%

	222,865	10.90%	243,839	9.55%	209,306	7.44%

Investment portfolio liabilities:
CMO borrowing(1)	5,323	6.67%	9,515	6.50%	21,691	5.59%
Repurchase Agreements on:
Mortgage Loans held for sale	—	—	795	6.67%	6,569	5.72%
Collateral for CMO	632	7.12%	736	6.93%	1,037	5.00%
Agency MBS	68,871	5.38%	80,678	5.21%	84,613	3.28%
Subordinate MBS	86,733	13.22%	84,048	6.38%	45,089	4.84%

	161,559	9.64%	175,772	5.85%	158,999	4.11%

Net investment portfolio assets	$61,306		$68,067		$50,307

Net interest spread		1.26%		3.70%		3.33%

Yield on net portfolio assets(2)(3)		14.23%		19.08%		17.94%

Ratio of portfolio liabilities to net investment		264%		258%		316%

(1)
Loan loss provisions are included in such calculations.

(2)
Yield on net portfolio assets was computed by dividing the applicable net interest income (after loan loss provision, with respect to CMOs only) by the average daily balance of net portfolio assets.

(3)
The yields on net portfolio assets do not include the hedging cost on the Agency MBS portfolio.

        The yield on net portfolio assets decreased for the year ended December 31, 2007, from the same periods in 2006. This decrease in yield is the result of an increase in the one-month LIBOR, which is the basis for substantially all of HCM's financing prior to August 10, 2007, and the higher borrowing costs associated with the Repurchase Transaction after August 10, 2007.

        Average net investment portfolio assets decreased for the year ended December 31, 2007, from the same period in 2006 due to the significant reductions in estimated market value of HCM's Subordinate MBS portfolio recorded during the year ended December 31, 2007, and the significant reduction in the size of its Agency portfolio in August of 2007. These decreases were partially offset by an increase in the size of the Subordinate MBS portfolio during the first half of 2006 that carried into 2007, as HCM invested the proceeds from our $20 million trust preferred securities offering in November 2005.

        The yield on net portfolio assets increased to 19.08% for the year ended December 31, 2006, from 17.94% for the year ended December 31, 2005. This increase in yield was the result of additional investment in HCM's Subordinate MBS portfolio, which was the highest yielding asset. This increase was partially offset by an increase in the one-month LIBOR, which was the basis for substantially all of HCM's financing.

        Average net investment portfolio assets increased to $68.1 million for the year ended December 31, 2006 from $50.3 million for the year ended December 31, 2005. This increase was primarily due to the deployment of proceeds raised in 2005 in connection with the issuance of trust preferred securities, which was primarily invested in Subordinate MBS and Agency MBS. These proceeds were invested throughout 2005 and the first quarter of 2006. These proceeds were fully invested by March 31, 2006.

Dividends

        HCM operates as a REIT and is required to pay dividends equal to at least 90% of its REIT taxable income. HCM pays dividends and other distributions to its stockholders of all or substantially all of its taxable income in each year to qualify for the tax benefits accorded to a REIT under the Code. All future distributions will be made at the discretion of HCM's board of directors and will depend on HCM's earnings, both tax and GAAP, financial condition, maintenance of REIT status and such other factors as the board of directors deems relevant.

        HCM's weakened financial position could impair its ability to pay required dividends or distributions to shareholders if distributable gains were to be realized and cash was not available to distribute such gains. HCM's management does not anticipate the realization of such gains.

Taxable Income

        Taxable income (loss) for the nine months ended September 30, 2008, is approximately $(87.9) million. Taxable income (loss) differs from net income because of timing differences (refers to the period in which elements of net income can be included in taxable income) and permanent differences (refers to an element of net income that must be included or excluded from taxable income).

        The following table reconciles net income (loss) to estimated taxable income (loss) for the nine months ended September 30, 2008 (dollars in thousands):

Net income (loss)	$(12,283)
Add (deduct) differences:
Valuation adjustments, including mark to market adjustments	42,086
Sale of mortgage securities	(43)
Mark to market of freestanding derivatives	(150)
Net income in subsidiaries not consolidated for tax purposes	68
Interest income and expense adjustments for the sale of securities to Ramius	(1,078)
Reversal of book gain on surrender/sale of securities to Ramius	(40,929)
Reversal of accrued expenses not deductible for tax	(1,618)
Other	801

Estimated taxable income (loss) before capital loss	(13,146)
Tax loss on sale/surrender of securities to Ramius—Capital Loss	(74,729)

Estimated taxable income (loss)	$(87,875)

        As a REIT, HCM is required to pay dividends amounting to 85% of each year's taxable ordinary income and 95% of the portion of each year's capital gain net income that is not taxed at the REIT level by the end of each calendar year and to have declared dividends amounting to 90% of HCM's REIT taxable income for each year by the time HCM files its Federal tax return. Therefore, a REIT generally passes through substantially all of its earnings to stockholders without paying Federal income tax at the corporate level.

        The following table reconciles net income (loss) to estimated taxable income (loss) for the year ended December 31, 2007 (dollars in thousands):

Net income (loss)	$(79,988)
Add (deduct) differences:
Loss on mark to market of mortgage assets and other subordinate securities	75,277
Sale of mortgage securities	(123)
Mark to market of freestanding derivatives	825
Income in subsidiaries not consolidated for tax purposes—net	(614)
Interest income and expense adjustments for sale of securities to Ramius	336
Accrued expenses not yet deductible for taxes	1,618
Other	(238)

Estimated taxable loss—year ended December 31, 2007	$(2,907)

        Excluded from the taxable income (loss) shown above is a loss on the sale of the securities to Ramius under the Repurchase Transaction of approximately $71,958,000. This taxable loss was deferred until HCM surrendered the portfolio in August 2008.

Liquidity and Capital Resources

        Traditional cash flow analysis may not be applicable for HCM as traditionally HCM has had significant cash flow variability due to its investment activities. Historically, the primary non-discretionary cash uses were for operating costs, interest payments on repurchase agreements, pay-down of CMO debt, dividend payments and interest payments on the outstanding junior subordinated notes. For the nine months ended September 30, 2008, the primary non-discretionary cash uses were for our operating costs, payment of interest under the Repurchase Transaction and, to a lesser extent pay-down of CMO debt. As a REIT, HCM is required to pay dividends equal to 90% of its taxable income.

Cash and Cash Equivalents and Lines of Credit

        HCM cash and cash equivalents decreased by $6.6 million as of September 30, 2008, from December 31, 2007, due primarily to funding of HCM's on-going operations which have had a negative cash flow since September 2007.

        HCM has no current commitments for any material capital expenditures. HCM has primarily invested its available capital in its investment portfolio of Agency MBS, which are very liquid, and is currently preserving cash while continuing to complete the contemplated merger. HCM has historically invested a limited amount of capital in the development of proprietary software products, but has no future plans or commitments to invest further in this area. In connection with the merger, HCM and Spinco entered into the amended and restated loan and security agreement on February 6, 2009. For a description of its terms, see the section entitled "Additional Agreements Between HCM, Walter, JWHHC, Spinco and Their Affiliates—Loan and Security Agreement" beginning on page 125 of this proxy statement/prospectus.

Uncertainty Regarding Ability to Continue as a Going Concern

        HCM's consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. Due to unprecedented turmoil in the mortgage and capital markets during 2007 and into 2008, HCM incurred a significant loss of liquidity over a short period of time. HCM experienced a net loss of approximately $12.3 million and $80 million for the nine months ended September 30, 2008, and the year ended December 31, 2007, respectively, and the current operations are not cash flow positive. Effective August 9, 2008, HCM surrendered its entire portfolio of Subordinate MBS in satisfaction of outstanding obligations under our Repurchase Agreement with Ramius.

        HCM deferred the interest payments on the liabilities due to subsidiary trusts issuing preferred and capital securities through the September 30, 2008, and October 30, 2008, interest payment dates. HCM has now deferred interest payments for four consecutive quarters, as allowed under each of these instruments. Under the terms of these securities, HCM will be required to pay all deferred interest on December 31, 2008, and January 31, 2009 ($4.8 million in the aggregate), and HCM does not anticipate having sufficient funds to pay this obligation without an additional source of capital. However, in connection with the contemplated merger, on September 30, 2008, HCM entered into the exchange agreements (which were amended on February 6, 2009) to acquire (and subsequently cancel) the outstanding trust preferred securities of HST-I and HST-II, under which HCM will not be required to make any further payments to the holders of these instruments until the closing of the merger, unless the exchange agreements are terminated.

        HCM's projected cash and liquidity balances will be consumed by approximately April 2009 without paying the interest mentioned above. Additional sources of capital are required for HCM to generate positive cash flows and continue operations beyond April 2009. These events raise substantial doubt about HCM's ability to continue as a going concern.

        If the contemplated merger is not completed by April 2009, HCM may be forced to reorganize, discontinue operations and/or liquidate.

The Merger

        For more information, see "The Merger Agreement " beginning on page 102 of this proxy statement/prospectus, as well as Notes 1 and 14 to HCM's unaudited Consolidated Financial Statements as of and for the periods ended September 30, 2008, beginning on page F-94 of this proxy statement/prospectus.

Off-Balance Sheet Arrangements

        On August 28, 2006, HCM entered into a warehouse agreement for up to $125 million warehouse facility. The warehouse facility was established to enable HCM to acquire a diversified portfolio of mezzanine level, investment grade asset-backed securities, and certain other investments and assets in anticipation of the formation and issuance of a collateralized debt obligation. Prior to December 31, 2007, HCM sold five investment grade securities into the warehouse facility with total sales proceeds of $5.7 million. Due to the turmoil in the mortgage industry in 2007 and the lack of excess funds available to HCM, it was determined doubtful that HCM could successfully issue the collateralized debt obligation in the short-term. HCM determined it could be liable for losses incurred by the counterparty in connection with the closing of the warehousing facility and selling the securities and, therefore, recorded a reserve in 2007 in the amount of $1.6 million for the estimated cost of closing this facility.

        In the first quarter of 2008, HCM was notified by the counterparty of its intention to terminate the warehouse facility at no cost to HCM. As a result, the entire $1.6 million reserve for the estimated cost of closing this facility was reversed.

        Interest rate caps are used by HCM to economically hedge the changes in interest rates of borrowings that have traditionally been floating rates. As HCM had established fixed-rate financing for the Subordinate MBS on August 10, 2007, HCM's principal borrowing, the cap is no longer relevant as the notional amount of the interest rate caps exceeds the underlying borrowing exposure. HCM's potential loss exposure for these instruments is limited to their fair market value, which is below one-thousand dollars as of September 30, 2008.

        As of September 30, 2008, HCM retained the credit risk on $2.3 million of mortgage securities that were sold with recourse in a prior year. Accordingly, HCM is responsible for credit losses, if any, with respect to these securities.

Contractual Obligations

        The following are HCM's contractual obligations as of September 30, 2008 and December 31, 2007 (dollars in thousands):

September 30, 2008	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt(1)(2)(3)	$44,382	$—	$—	$—	$44,382
Operating leases	642	275	367	—	—
Other long-term liabilities	993	207	786	—	—

Total	$46,017	$482	$1,153	$—	$44,382

December 31, 2007	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt(1)(2)	$45,274	$—	$—	$—	$45,274
Operating leases	837	290	538	9	—

Total	$46,111	$290	$538	$9	$45,274

(1)
Includes collateralized mortgage obligations and liability to subsidiary trusts issuing preferred and capital securities.

(2)
Long-term debt is reflected at its stated maturity date although principal pay-downs received from the related mortgage loans held as collateral for CMOs will reduce the amount of debt outstanding.

(3)
Interest accrues at the annual rates of 8.51% for approximately $20.6 million of debt and 9.21% for another $20.6 million of debt. Interest in the aggregate of approximately $3.61 million (no interest is included in the totals presented) has been accrued and unpaid in accordance with the terms of the obligations. Extinguishment of the debt and the accrued and unpaid interest are contingent upon the completion of the contemplated merger and related Exchange Agreements with the debt holders discussed elsewhere in this proxy statement/prospectus.

Quantitative Disclosure About Market Risk

Substantial reduction in size of Agency MBS portfolio

        As of December 31, 2007, HCM's Agency MBS portfolio had a carry value of approximately $30.0 million. During the nine months ended September 30, 2008, HCM reduced the amount of Agency MBS to approximately $5.3 million with approximately $1.1 million financed by Spinco. As a result, HCM's exposure for Agency MBS has been substantially reduced.

Surrender of Subordinate MBS portfolio

        As of December 31, 2007, the Subordinate MBS had a carry value of approximately $82.7 million. In the first and second quarter of 2008, HCM took additional impairments of approximately $40.2 million, in the aggregate. On August 9, 2008, HCM surrendered the entire portfolio in complete satisfaction of a repurchase transaction of approximately $84.2 million that financed that portfolio. As of September 30, 2008, HCM no longer has exposure for Subordinate MBS.

Limited exposure to markets until the contemplated merger is completed

        HCM does not contemplate investing in any mortgage assets other than Agency MBS until the merger is complete. HCM will invest in Agency MBS to the extent necessary to maintain compliance with certain exemptions from the 40 Act. See Note 14 to unaudited Consolidated Financial Statements as of and for the periods ended September 30, 2008, included elsewhere in this proxy statement/prospectus, for a more complete description of the merger.

Agency MBS Portfolio

        HCM's Agency MBS portfolio consists of market risk sensitive instruments classified as trading and held to maturity securities. The following tables describe the Agency MBS portfolio instruments and the forward sales used to economically hedge the trading securities in this portfolio, as of December 31, 2007 (dollars in thousands):

Agency MBS Portfolio Assets

	December 31, 2007
Security Type	Principal Balance	Carrying Value	Fair Value	Coupon	Weighted Average Maturity
Fannie Mae MBS 30 Year Fixed Rate	$7,189	$7,305	$7,305	6.00%	354 months
Fannie Mae MBS 30 Year Fixed Rate	7,074	7,191	7,191	6.00%	354 months
Fannie Mae MBS 30 Year Fixed Rate	7,703	7,832	7,832	6.00%	355 months
Fannie Mae MBS 30 Year Fixed Rate	7,590	7,717	7,717	6.00%	354 months

Total	$29,556	$30,045	$30,045

Agency MBS Portfolio Forward Sales

	December 31, 2007
Security Type	Principal Balance	Contractual Forward Sale Amount	Market Value	Coupon	Weighted Average Maturity
Fannie Mae MBS 30 Year Fixed Rate	$29,500	$29,806	$29,956	6.00%	TBA Security

Total	$29,500	$29,806	$29,956

Subordinate MBS Portfolio

        HCM's Subordinate MBS portfolio consists of market risk sensitive instruments entered into for purposes other than trading purposes. HCM believes the principal risk to its Subordinate MBS portfolio is the credit performance of the individual securities. The following tables present the principal balance and weighted-average portfolio coupon rate as of December 31, 2007, and loss sensitivities (future projected principal balance reductions and weighted-average portfolio coupon rate under different loss scenarios). The loss scenarios are month-by-month projected loss amounts that incorporate many assumptions and, as such, actual loss amounts may vary considerably.

        The 100% Loss Scenario represents median expected losses. In projecting future cash flows, HCM utilized forward rates as of December 31, 2007.

        Subordinate MBS Portfolio (dollars in thousands):

December 31, 2007
Principal Balance	$225,769
Carrying Value	82,695
Weighted-Average Coupon Rate	5.39%

        Subordinate MBS Portfolio Loss Sensitivity (dollars in thousands):

Loss Scenario		2008	2009	2010	2011	2012	Thereafter
0%	Total Principal Reduction	$2,804	$8,620	$26,690	$28,845	$24,606	$134,204
	Total Losses	0	0	0	0	0	0
	Weighted-Average Coupon Rate	5.41%	5.43%	5.59%	5.81%	5.91%	6.24%
50%	Total Principal Reduction	9,681	16,995	29,484	29,211	23,219	117,179
	Total Losses	7,091	9,153	6,576	4,233	2,765	5,678
	Weighted-Average Coupon Rate	5.41%	5.42%	5.59%	5.81%	5.90%	6.26%
100%	Total Principal Reduction	16,695	25,376	31,952	29,241	22,625	99,880
	Total Losses	14,173	18,312	13,219	8,523	5,580	11,410
	Weighted-Average Coupon Rate	5.40%	5.40%	5.57%	5.80%	5.89%	6.26%
150%	Total Principal Reduction	23,687	34,105	35,185	29,102	20,544	83,146
	Total Losses	21,250	27,655	19,772	12,495	7,947	15,533
	Weighted-Average Coupon Rate	5.39%	5.37%	5.55%	5.79%	5.89%	6.30%
200%	Total Principal Reduction	30,628	42,979	37,494	27,955	19,517	67,196
	Total Losses	28,384	36,834	25,336	15,435	9,620	15,474
	Weighted-Average Coupon Rate	5.37%	5.34%	5.52%	5.77%	5.88%	6.36%

Mortgage Loan Portfolio—CMO

        HCM's Mortgage Loan portfolio consists of market risk sensitive instruments classified as held for investment. HCM believes the principal risk to its Mortgage Loan portfolio is the credit performance of the individual mortgage loans. The following tables present the principal balance and weighted-average portfolio coupon rates as of December 31, 2007, and loss sensitivities (future projected principal balance reductions and weighted-average portfolio coupons under different loss scenarios). The loss scenarios are month-by-month projected loss amounts that incorporate many assumptions and, as such, actual loss amounts may vary considerably. The 100% Loss Scenario represents median expected losses. In projecting future cash flows, HCM utilized forward rates as of December 31, 2007.

        Mortgage Loan Portfolio: 1999-B Assets (dollars in thousands):

December 31, 2007
Principal Balance	$6,464
Carrying Value	6,182
Fair Value	6,118
Weighted-Average Coupon Rate	7.74%

        Mortgage Loan Portfolio: 1999-B Assets Loss Sensitivity (dollars in thousands):

Loss Scenario		2008	2009	2010	2011	2012	Thereafter
0%	Total Principal Reduction	$1,839	$1,362	$995	$719	$522	$1,027
	Total Losses	0	0	0	0	0	0
	Weighted-Average Coupon Rate	6.49%	6.18%	6.45%	6.62%	6.65%	7.72%
50%	Total Principal Reduction	1,841	1,366	996	719	521	1,021
	Total Losses	2	5	3	2	2	3
	Weighted-Average Coupon Rate	6.49%	6.18%	6.45%	6.62%	6.65%	7.72%
100%	Total Principal Reduction	1,842	1,369	997	719	521	1,016
	Total Losses	3	10	6	4	4	6
	Weighted-Average Coupon Rate	6.49%	6.18%	6.45%	6.62%	6.65%	7.72%
150%	Total Principal Reduction	1,843	1,373	998	718	520	1,011
	Total Losses	5	16	10	6	6	9
	Weighted-Average Coupon Rate	6.49%	6.18%	6.45%	6.62%	6.65%	7.72%
200%	Total Principal Reduction	1,845	1,377	999	718	520	1,005
	Total Losses	6	21	13	8	8	12
	Weighted-Average Coupon Rate	6.49%	6.18%	6.45%	6.62%	6.65%	7.72%

Qualitative Disclosure About Market Risk

        HCM's primary investments have historically been portfolios of Mortgage Loans, Subordinate MBS and Agency MBS. As of September 30, 2008, HCM's exposure to risk is relatively small portfolios of mortgage loans associated with a sponsored CMO and Agency MBS. HCM divides market risk into the four following areas: credit, interest rate, market value and prepayment. Within each of these risk areas, HCM has sought to maintain a risk management process to protect HCM's assets and maintain the dividend policy.

Credit Risk

        A principal risk to HCM's investment strategy is the credit performance of the domestic, residential mortgage market. The credit exposure generally represents the amount of the mortgage loan in excess of the underlying real estate value, if any, and the carrying and maintenance costs that cannot be recouped from the homeowner for severely delinquent mortgage loans and foreclosures.

        HCM has employed a combination of pre-purchase due diligence, ongoing surveillance, internal and third party risk analysis models and a pro-active disposition strategy to manage credit risk. This analysis includes review of the loan to value ratio of the mortgage loans and the credit rating of the homeowner. Additionally, HCM continually assesses exogenous economic factors including housing prices and unemployment trends, on both national and regional levels.

        Increased credit risk manifests itself through a combination of increasing mortgage loan delinquencies and decreasing housing prices. Over the past year, the domestic residential housing market has experienced significant weakness in certain geographic areas due to a combination of weak local economic conditions, excess housing inventory, rising interest rates and tightened mortgage lending standards and a loss of credit and liquidity in the markets. HCM historically invested in securities collateralized by prime residential mortgage loans. This sector of the market represents the best quality credits and lower loan to value ratios. However, prime mortgages are still vulnerable to economic stresses. Should housing prices remain depressed and expand to other geographic areas, delinquencies and credit losses would be expected to increase.

        Additionally, mortgage lenders have increasingly been originating and securitizing with loan types such as interest-only, negative amortization and payment option loans. There is a lack of historical data on these loan types which increases the uncertainty with respect to investments in these mortgages. The increased percentage of adjustable-rate, as opposed to fixed-rate, mortgage loans may have increased the credit risk profile of the residential mortgage market.

  Mortgage Loan Portfolio

        HCM has leveraged credit risk in its Mortgage Loan portfolio as it issued CMO debt and retained the lower-rated bond classes. As with all of HCM's portfolios, due diligence and ongoing surveillance is performed. A loan loss allowance was established for HCM's Mortgage Loan portfolio and is reviewed on at least a quarterly basis.

        Losses allocated to HCM's retained subordinate bonds for the CMO for the nine months ended September 30, 2008 and 2007 were nominal as the CMO has seasoned and is less than 10% of its original issued amount. The loan loss allowance as of September 30, 2008, totaled $125,000.

        The following table describes the credit performance of our Mortgage Loan portfolio securitizations for years 2007 and 2006:

Mortgage Loan Portfolio Credit Performance
(dollars in thousands)

1999-B Securitization

	December 31,
	2007				2006
	Principal Balance	%	# of Loans	%	Principal Balance	%	# of Loans	%
Current	$6,150	95.14%	172	85.58%	$9,311	91.74%	265	82.55%
30-59 days delinquent	162	2.51%	20	9.95%	554	5.46%	41	12.77%
60-89 days delinquent	13	0.20%	3	1.49%	71	0.70%	5	1.56%
90+ days delinquent	100	1.55%	3	1.49%	21	0.21%	4	1.25%
Foreclosure	39	0.60%	3	1.49%	160	1.58%	5	1.56%
Real Estate Owned	0	0.00%	0	0.00%	32	0.31%	1	0.31%

        Losses allocated to HCM's retained subordinate bonds of its CMO for the years ended December 31, 2007 and 2006, were $4,000 and $10,000, respectively. The loan loss allowance as of December 31, 2007, totaled $168,000.

  Subordinate MBS Portfolio

        As of September 30, 2008, HCM does not have a Subordinate MBS portfolio.

        Historically, HCM has leveraged credit risk in its Subordinate MBS portfolio through investments in the non-investment grade classes of securities, which are collateralized by high-quality jumbo residential mortgage loans. These classes are the first to be impacted by losses on the underlying mortgage loans as their par values are written down by losses before higher-rated classes. Effectively, HCM is the guarantor of the higher-rated bonds, to the extent of the carrying value on the Subordinate MBS portfolio. On occasion, HCM has purchased subordinate bonds without owning the corresponding lower-rated class(es).

        The securities in HCM's Subordinate MBS portfolio were purchased with a significant purchase discount, which has an implicit loss component. Generally, to the extent any losses incurred are less than the implicit loss in the purchase discount, the credit losses will not have a significant impact on

HCM's operating results or the carrying value of the securities. However, any credit losses could have an impact on the overall cash flow projections for the securities and reduce the overall income potential of the securities.

        HCM managed credit risk through detailed investment analysis both before purchasing subordinate securities and on an ongoing basis. Before subordinate securities are purchased HCM analyzes the collateral using both internally developed and third party analytics, review deal structures and issuance documentation, review the servicer for acceptability and verify that the bonds are modeled on a widely used valuation system. Updated loan level data files are received on a monthly basis and are analyzed for favorable and unfavorable credit performance and trends. Bonds that do not meet HCM's credit criteria may be sold via an arms-length competitive bidding process.

        Expected credit losses were established by analyzing each subordinate security and designated as a portion of the difference between the securities' par value and amortized cost. Expected credit losses, including both timing and severity, were updated on a monthly basis based upon current collateral data.

        During the year-ended December 31, 2007, credit spreads on subordinate bonds collateralized by prime-quality mortgage loans significantly widened depending on the bond's credit rating. Significant credit spread widening occurred during the third and fourth quarter of 2007 and continued to widen in the first two quarters of 2008.

        The widening of credit spreads is attributable to several factors that HCM has observed in the mortgage markets:

  •
  poor economic performance of bonds collateralized by sub-prime mortgage loans

  •
  weakening residential housing markets in the form of lower market values and fewer sales

  •
  increasing mortgage delinquency rates

  •
  lower liquidity in the Collateralized Debt Obligation markets in the form of lesser demand from issuers and other investment managers.

        A direct effect of this credit spread widening was a substantial contraction in both the cost and availability of financing for all non-Agency mortgage-backed securities, including subordinate bonds collateralized by prime-quality mortgage loans. As of June 30, 2008, credit spreads for subordinate bonds collateralized by prime-quality mortgage loans were at the widest levels experienced since HCM began investing in this sector in the first half of 1999.

        The following table shows the historical credit performance of the principal balance of underlying collateral of HCM's Subordinate MBS portfolio for periods ended December 31, 2007, and December 31, 2006:

Subordinate MBS Portfolio Credit Performance
(dollars in thousands)

	December 31, 2007				December 31, 2006
	Principal Balance	%	# of Loans	%	Principal Balance	%	# of Loans	%
Current	$38,393,269	98.62%	72,850	98.54%	$46,111,855	99.42%	85,783	99.40%
30-59 days delinquent	248,471	0.64%	478	0.64%	189,117	0.41%	361	0.42%
60-89 days delinquent	72,633	0.19%	154	0.21%	36,315	0.08%	67	0.08%
90+ days delinquent	73,242	0.19%	146	0.20%	20,779	0.04%	44	0.05%
Foreclosure	110,012	0.28%	227	0.31%	18,208	0.04%	44	0.05%
Real Estate Owned	31,886	0.08%	73	0.10%	3,441	0.01%	6	0.01%

        HCM had losses of approximately $13.9 million and $0.4 million allocated to its Subordinate MBS portfolio for the nine months ended September 30, 2008 and 2007, respectively, excluding approximately $222,000 of losses incurred in September 2006 and reversed in January 2007.

        HCM had losses of approximately $1,970,000 and $28,000 allocated to its Subordinate MBS portfolio for the years ended December 31, 2007 and 2006, respectively, excluding approximately $222,000 of losses incurred in September 2006 and reversed in January 2007.

        The following table describes the distribution of our Subordinate MBS portfolio by rating for years 2007 and 2006:

Subordinate MBS Portfolio Credit Ratings
(dollars in thousands)

	December 31,
	2007		2006
	Principal Balance	Carrying Value	Principal Balance	Carrying Value
BB-rated	$51,610	$29,653	$52,335	$46,626
B-rated	100,854	43,616	102,666	78,953
Non-rated	73,305	9,426	75,750	29,020

Total Subordinate MBS Portfolio	$225,769	$82,695	$230,751	$154,599

  Agency MBS Portfolio

        The securities held in HCM's Agency MBS portfolio are guaranteed by Fannie Mae or Freddie Mac. As these are United States government-sponsored entities, HCM deems it unnecessary to take credit reserves on these securities.

Interest Rate Risk (Excluding the Impact on Market Price)

        To the extent that HCM's investments are financed with liabilities that re-price with different frequencies or benchmark indices, HCM is exposed to volatility in its net interest income. In general, HCM protects the interest rate spread on all of its investments through interest rate caps that are indexed to one-month LIBOR.

  Mortgage Loan Portfolio

        HCM's Mortgage Loan portfolio has one outstanding CMO, 1999-B, and a securitization 2000-A that is collateralized by certificates from 1999-B.

        In the 1999-B CMO, the mortgage loans were match funded on a maturity basis with one-month LIBOR indexed floating rate CMO debt where HCM retained only the subordinate certificates. The Mortgage Loans for 1999-B are a mixture of both fixed-rate and adjustable-rate loans with the subordinate certificates receiving the difference between the net coupon on the loans and the CMO debt coupon rate, known as spread.

        The retained subordinate certificates from HCM's 1999-B CMO constitute the collateral for its 2000-A CMO. The 2000-A securitization consists of two groups of certificates, one group collateralized by fixed-rate certificates and the other group collateralized by variable-rate certificates. For each group, the 2000-A bonds match the maturity of the underlying certificates but have a floating rate coupon indexed to one-month LIBOR.

  Subordinate MBS Portfolio

        Through August 9, 2008, HCM's Subordinate MBS portfolio is currently funded with a fixed-rate and fixed term Repurchase Agreement, which has eliminated variability in HCM's interest expense. To the extent HCM was to enter into new repurchase agreements, they typically re-price monthly at a rate equal to one-month LIBOR plus an interest rate margin for a subordinate security that is not also re-pricing on a monthly basis to one-month LIBOR and there is the potential for variability in HCM's net interest income. Effective August 9, 2008, HCM surrendered to Ramius its entire portfolio of Subordinate MBS in satisfaction of its outstanding obligations under the Repurchase Agreement.

  Agency MBS Portfolio

        HCM's Agency MBS trading portfolio consists of fixed-rate bonds, which historically were financed under one-month Repurchase Agreements that re-price monthly. To protect against potential losses due to a rise in interest rates, HCM has historically entered into forward commitments to sell a similar amount of to-be-announced Fannie Mae and Freddie Mac Agency MBS with the same coupon interest rates as its whole pools, which protect against adverse price changes and interest rate changes. HCM has financed a portion of the Agency MBS portfolio at September 30, 2008, at a fixed interest rate determined at the time of borrowing and does not adjust. HCM does not have any forward sales commitments outstanding as of September 30, 2008, given the limited size of the portfolio.

Prepayment Risk

        Prepayments have a direct effect on the amortization of purchase discounts/premiums and the market value of mortgage assets. In general, in a mortgage portfolio, as interest rates increase, prepayments will decline and as interest rates decrease, prepayments will increase. For HCM's investments purchased at a discount, a decrease in prepayments will delay the accretion of the discount, which reduces the effective yield and lowers the market value of the investment. For HCM's investments purchased at a premium, a decrease in prepayments will delay the amortization of the premium, which increases the effective yield and increases the market value of the investment. An increase in prepayment speeds will have the opposite effect.

Market Value Risk

        The market values of HCM's investments are determined by a combination of interest rates, credit performance, prepayment speeds and asset specific performance attributes, such as loan to value ratios. In general, increases in interest rates and deteriorating credit performance will cause the value of the assets to decline. Declines in the market value of assets have two specific negative effects; increased financing margin requirements and, depending on an asset's classification, a charge to income or to accumulated other comprehensive income.

        HCM manages the market value risk through management of the other market risks described above and analysis of other asset specific attributes. HCM selectively sells assets that do not meet its risk management guidelines and/or performance requirements. HCM manages the risk of increased financing margin requirements by maintaining a liquidity reserve policy that is based upon an analysis of interest rate and credit spread volatility. HCM maintains liquidity under its liquidity policy to enable it to meet increased margin requirements, if any, if the value of its assets decline.

        HCM has no borrowings with a margin requirement at September 30, 2008.

  Mortgage Loan Portfolio

        A portion of HCM's Mortgage Loan portfolio is term financed via CMO borrowings and, therefore, changes in the market value of that portion of the Mortgage Loan portfolio cannot trigger margin requirements. Mortgage loans that are securitized in a CMO are classified as collateral for CMOs. Mortgage loans that are designated as held for sale are reported at the lower of cost or market, with unrealized losses reported as a charge to earnings in the current period. Mortgage loans designated as held for investment and CMO collateral are reported at amortized cost, net of allowance for loan losses, if any. Therefore, only changes in market value that are deemed permanent impairments would be charged to income. There was one bond from the 2000-A securitization that was financed via a $0.5 million repurchase agreement outstanding during the first quarter of 2008. This financing balance was paid on April 10, 2008.

  Subordinate MBS Portfolio

        Securities in HCM's Subordinate MBS portfolio are generally classified as available for sale and, therefore, changes in the market value are reported as a component of accumulated other comprehensive income. Any losses deemed other-than-temporary are charged to income through impairment expense. Through August 9, 2008, the estimated fair value of this portfolio has declined significantly below the contractual repayment amount of the related financing which upon surrender of the portfolio in satisfaction of the obligation under the financing resulted in a $40.9 million gain in the nine months ended September 30, 2008. For the year ended December 31, 2007, HCM observed significant declines in the estimated market value of its securities and recorded these declines as impairment expense.

        See "—Critical Accounting Estimates" beginning on page 147 of this proxy statement/ prospectus.

  Agency MBS Portfolio

        Securities in HCM's Agency MBS portfolio are generally classified as either trading or held to maturity. Changes in market value on HCM's trading securities are included in income. HCM's trading securities are generally economically hedged with forward sales of like coupon Agency MBS and, therefore, changes in the market value of these assets will be substantially offset by similar changes in the value of the forward sold securities. Agency securities classified as held to maturity are reported at amortized cost. HCM does not have any forward sales commitments outstanding as of September 30, 2008 given the limited size of the portfolio.

DESCRIPTION OF SPINCO

General

        JWHHC, organized in 2006, is a company that operated in two of Walter's reportable segments: Financing and Homebuilding. Through these businesses, JWHHC owns and services a residential mortgage portfolio and offers home construction. On September 30, 2008, Walter outlined its plans to separate its Financing business from its Natural Resources businesses and its intention to sell or otherwise separate the Homebuilding business from JWHHC. As a result, the Homebuilding business has been classified as a discontinued operation for all periods presented. Spinco was formed on February 3, 2009, to receive Walter's Financing business from Walter after Walter acquires such business from JWHHC and to facilitate the separation of that business from Walter through the spin-off and merger. Walter plans to distribute 100% of its interest in Spinco to its stockholders in the spin-off. The subsidiaries and assets that Spinco will own at the time of the spin-off and merger will include all assets of Walter Mortgage Company LLC ("WMC"), Best Insurors, Inc. ("Best") and the active property insurance program of Cardem Insurance Company, Ltd. ("Cardem"), which will be transferred to Walter Investment Reinsurance Co. Ltd., a newly-formed Bermuda captive insurance company, prior to the spin-off. As a result, the consolidated financial position, results of operations and cash flows of Spinco at the time of the spin-off and merger will be substantially the same as those of JWHHC. Following the spin-off, Spinco will pay a taxable dividend consisting of cash and additional equity interests to its members.

Financing

        Walter's Financing segment, or its Financing business, is primarily comprised of WMC, a Delaware corporation that owns and services non-conforming instalment notes and loans that are secured by mortgages and liens on residential property. Prior to May 1, 2008, the Financing business purchased and originated mortgage loans and purchased instalment notes originated by its homebuilding affiliate, Jim Walter Homes, Inc. ("JWH"). Since May 1, 2008, WMC has been engaged in servicing its portfolio of mortgage assets, as well as financing the backlog of home mortgages originated prior to May 1, 2008. Currently, the servicing activities are solely dedicated to its portfolio of owned mortgage assets. The portfolio of mortgage assets are primarily domiciled in the Southeastern U.S., and therefore the servicing business and the field service representatives conducting that business are located in that region. Spinco is considering the development of a third party servicing business whereby WMC would service mortgage loans or other assets for unaffiliated parties.

        The mortgage portfolio at December 31, 2007, and September 30, 2008, was approximately $1.8 billion. The Financing business also includes Best and Cardem. Best is an insurance agency based in Florida and primarily places fire and extended insurance coverage for homeowners who finance through the Financing business. Cardem is an insurance company based in Bermuda and primarily provides reinsurance of insurance placed through Best and provides captive insurance coverage for various other risks.

        Within the Financing business, WMC owns and services instalment notes and mortgages originated by its affiliated homebuilder, JWH, or purchased from third parties. WMC services all of its instalment notes and loans. References to instalment notes include mortgage loans originated or purchased by WMC.

        WMC, headquartered in Tampa, Florida, was established in 2001 to provide home financing to customers of JWH and is the successor to Mid-State Homes, Inc. ("MSH") subsequent to a merger during 2007. MSH was established in 1958 to purchase and service mortgage instalment notes originated by JWH. WMC initiated a program to acquire mortgage loans in 2003 that met its underwriting criteria. Loans were purchased from various sellers of first lien mortgages. In August 2007, WMC terminated its third party loan acquisition program in light of volatile market conditions for securitizations of subprime mortgages. On May 1, 2008, WMC made a decision to cease offering mortgage related financing instruments to new Homebuilding business customers. In April 2008, primarily in light of the difficult mortgage market, the Financing business repaid in full all amounts outstanding under its $350 million mortgage warehouse facilities and then terminated those facilities.

        At December 31, 2007, WMC's portfolio was geographically distributed as follows: Texas (33%), Mississippi (15%), Alabama (9%) and Florida and Louisiana, each (6%). The remaining portfolio was spread primarily in other southeastern states.

Insurance

        Best is located in Tampa, Florida, and is an agency that primarily places fire and extended insurance coverage for homeowners who finance through WMC or JWH. Prior to the spin-off, Cardem will be transferred from JWHHC to Walter. A newly established reinsurer located in Bermuda, Walter Investment Reinsurance Co. Ltd., will assume certain business from Cardem, primarily providing reinsurance of coverage placed through Best for mortgage and fire insurance.

Properties

        JWHHC maintains its principal office of 46,500 square feet at 4211 West Boy Scout Blvd., Tampa, Florida 33607. The Financing business currently pays Walter a fee of approximately $71,000 per month for its portion of their lease. The lease has a 125 month term which commenced December 1, 2001. Subsequent to the merger, Spinco intends to either formally sublease approximately 30,000 square feet of space through the end of the lease term or lease the same amount of space at an alternate location in Tampa.

Trade Names, Trademarks and Copyrights

        The names of each of the subsidiaries that conduct the Financing business are well established in the respective markets they serve. Management believes that customer recognition of such trade names is of significant importance. The subsidiaries that conduct the Financing business have several trademarks and numerous copyrights. Management does not believe, however, that any one such trademark or copyright is material to the Financing business as a whole.

Competition

        The Financing business' servicing operations are subject to competition from third-party providers, many of which are substantially larger, may have a lower cost of funds or overhead than it does and may focus exclusively on providing such services. Spinco's plan to expand its servicing business will be subject to such competition.

Employees

        As of September 30, 2008, JWHHC and its subsidiaries employed approximately 458 people, of which approximately 215 were employed by the Financing business and all of whom were salaried employees. Following the spin-off, Spinco will employ approximately 225 people. Neither JWHHC nor Spinco is a party to any collective bargaining agreement and has not experienced any work stoppages or strikes as a result of labor disputes.

Legal Proceedings

        The Financing business is a party to a number of lawsuits arising in the ordinary course of its business. While the results of such litigation cannot be predicted with certainty, Spinco believes that the final outcome of such litigation will not have a materially adverse effect on its financial condition, results of operations or cash flows. See "Additional Agreements Between HCM, Walter, Spinco and their Affiliates—Joint Litigation Agreement."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION OF SPINCO

        The following discussion of the financial condition and results of operations of Spinco should be read in conjunction with the consolidated financial statements and notes thereto that appear elsewhere in this information statement. This discussion contains forward-looking statements reflecting current expectations that involve risks and uncertainties. Actual results and timing of events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in "Risk Factors" beginning on page 34 of this proxy statement/prospectus.

Overview

Business

        JWHHC was formed by Walter as a Delaware limited liability company on May 31, 2006, to hold Walter's Financing and Homebuilding businesses. Those businesses historically have been conducted through certain of JWHHC's subsidiaries. Walter, organized in 1987, is a publicly traded, diversified company that operates in five reportable segments: Natural Resources, Sloss, Financing, Homebuilding and Other. Through these operating segments, Walter offers a diversified line of products and services including coal and natural gas, furnace and foundry coke, mortgage financing, and home construction. Walter has decided to spin off its Financing business through a series of transactions culminating in distributing its membership interests to the stockholders of Walter as a dividend. Prior to the spin-off, Walter intends to acquire from JWHHC, and contribute to Spinco, each of the subsidiaries and other assets of JWHHC comprising Walter's Financing business that are to be owned by Spinco at the time of the spin-off. Spinco's capital structure will be changed significantly at the date of the spin-off from Walter.

        Spinco was formed on February 3, 2009, to receive Walter's Financing business from Walter and to facilitate the separation of that business through the spin-off and merger. The subsidiaries and assets that Spinco will own at the time of the merger will include all assets of WMC, Best and the active property insurance program of Cardem, which will be transferred to Walter Investment Reinsurance Co. Ltd. prior to the spin-off. As a result, the consolidated financial position, results of operations and cash flows of Spinco at the time of the spin-off and merger will be substantially the same as those of JWHHC. The Financing business is a servicer of non-conforming instalment notes and loans that are secured by mortgages.

        The Financing business, which includes WMC, services all of its instalment notes and mortgage loans. These notes and loans primarily originated from both customers of Jim Walter Homes, Inc. ("JWH") and purchased mortgage portfolios prior to May 1, 2008. Effective May 1, 2008, WMC ceased purchasing mortgage accounts for its own portfolio. However, JWH's backlog of homes with signed contracts and those under construction as of May 1, 2008, which are substantially complete, will be funded and held by WMC. While Spinco will continue to service this portfolio, Spinco's growth initiative is to focus on expanding the servicing business. Other services currently offered to customers include placing fire and extended property insurance coverage.

Development and Trends

        Development, trends and factors that may impact its future results include:

  •
  On May 1, 2008, the Financing business made a decision to cease funding mortgage related financing instruments with JWH's new customers. However, the backlog of homes with signed contracts and those which were under construction as of May 1, 2008, are being financed by the Financing business. As of September 30, 2008, an estimated 120 homes remain in the backlog, representing a total of approximately $11.4 million in value to be funded by the Financing business over the next three months. The Financing business will finance these installment notes receivable with operating cash flows or with funds provided by Walter.

  •
  As a result of exiting its historical mortgage origination business, Spinco will be focused on increasing revenues generated from servicing activities for third party mortgage portfolios.

  •
  The mortgage securitization markets generally, and subprime securitization markets especially, have experienced a significant disruption that continues today. A large number of mortgage-backed securities have been down-graded or placed on credit watch, resulting in investors in asset-backed securities and other structured vehicles experiencing problems including declines in value and losses from their investments in subprime mortgage securities. On April 30, 2008, the Financing business repaid all outstanding borrowings and terminated the Mid-State Trust IX and Mid-State Trust XIV mortgage warehouse facilities, which were due to expire in July 2008 and October 2008, respectively, using $214.8 million of funds provided by Walter. With the termination of the warehouse facilities, the Financing business no longer uses or accesses the mortgage-backed securitization market for its business.

  •
  During the quarter ended September 30, 2008, the Financing business recorded a charge of $12.3 million for the impairment of the Company's goodwill. As discussed below, Walter announced its plans to separate its Financing segment via a spin-off to Walter stockholders and merger with HCM. As result of this decision, the Financing business analyzed goodwill for potential impairment. The fair value of the reporting unit was determined using a discounted cash flow approach which indicated that the carrying value exceeded the fair value and that the implied value of goodwill was $0 as of September 30, 2008. The discount rate of interest used to determine both the fair value of the reporting unit and the implied value of goodwill was a contributing factor in this impairment charge. The continued increase in perceived risk in the financial services markets resulted in a significant increase in the discount rate applied to projected future cash flows as compared to the discount rate applied to similar analyses performed in previous periods.

  •
  The Financing business recorded a provision for estimated hurricane insurance losses of $3.9 million, during the three months ended September 30, 2008. These estimated losses, recorded in claims expense, were for estimated claim losses as a result of damage from Hurricanes Gustav and Ike in 2008 that impacted the Spinco's market area.

  •
  On September 30, 2008, Walter outlined its plans to separate its Financing business from its Natural Resources businesses. On September 30, 2008, Walter also announced that the Homebuilding business would be separated from JWHHC and would not be part of the spin-off. Thus, in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, JWHHC will reflect the transfer as a discontinued operation in the third quarter of 2008. On December 31, 2008, JWHHC distributed the Homebuilding business to Walter for no consideration. Spinco was formed by Walter on February 3, 2009, to receive the Financing business from Walter after Walter acquired it from JWHHC and to facilitate the separation of that business from Walter. Walter plans to distribute 100% of its interest in Spinco to its stockholders in a spin-off transaction. Following the spin-off, Spinco will pay a taxable dividend consisting of cash and additional equity interests to its members.

  •
  Also on September 30, 2008, JWHHC entered into the original merger agreement with HCM, as amended and restated on October 28, 2008. Pursuant to the second amended and restated merger agreement entered into on February 6, 2009, the merger of Spinco into HCM will occur immediately following the spin-off and taxable dividend and the Surviving Corporation will continue to operate as a publicly traded REIT following the merger. The new company will be named Walter Investment Management Corp., be headquartered in Tampa, Fla. and have approximately 225 employees. The spin-off and merger are expected to be completed in the second quarter of 2009. After the spin-off and merger, Walter's stockholders and certain holders of options to acquire Spinco Interests immediately prior to the effective time of the merger will collectively own 98.5% and HCM stockholders will collectively own 1.5% of the shares of common stock of WIMC outstanding or reserved for issuance in settlement of restricted stock units of WIMC. As a result, the merger is expected to be accounted for as a reverse merger, with Spinco considered the accounting acquirer. WIMC intends to apply to list its shares on the NYSE Alternext. The transaction is subject to certain closing conditions including, but not limited to, approval of the merger by HCM's shareholders, favorable rulings from the IRS and the Securities and Exchange Commission declaring effective the required S-4 registration statement and associated proxy statement filings.

  •
  Additionally, on September 30, 2008, JWHHC and HCM entered into a software licensing agreement, as assigned to Spinco on February 6, 2009, whereby HCM granted to JWHHC a perpetual, non-exclusive and non-transferable (subject to certain exceptions) license to certain software and systems. As consideration for the license, on January 9, 2009, JWHHC paid $1 million to HCM.

  •
  In order to ensure that HCM will have access to sufficient capital to acquire assets required to maintain its REIT status and not become an "investment company" under the 1940 Act, Spinco has agreed to provide HCM with a revolving line of credit up to $4 million in the aggregate. Borrowings will bear interest at a rate per annum equal to the 3-month U.S. Dollar London Interbank Offered Rate as published in the Wall Street Journal for the business day prior to the date the request for such loan was made plus 50 basis points. The revolving facility is secured by a collateral account maintained pursuant to a related securities account control agreement dated as of September 25, 2008, among HCM, Spinco and Regions Bank. On September 26, 2008, and October 30, 2008, HCM borrowed $1.1 million and $1.2 million, respectively, from Spinco pursuant to this line of credit.

  •
  In order to ensure that HCM will have access to sufficient capital to fulfill its obligations to pay the cash consideration to the Amster Parties and Taberna in connection with the exchange transactions, on February 6, 2009, JWHHC and HCM amended and restated the loan and security agreement. Under the amended and restated loan and security agreement, JWHHC has agreed to make available to HCM a line of credit of up to $2.75 million in the aggregate (reduced by the amount of cash HCM has available to make payments under the exchange agreements upon the closing of the exchange transactions). This amount represents the outstanding cash consideration due to the Amster Parties and Taberna under the exchange agreement. HCM drew down a portion of this line of credit to fulfill its obligation to pay Taberna $600,000 in connection with the execution by Taberna of the amendment to its exchange agreement with HCM. HCM is only entitled to borrow additional funds pursuant to this line of credit at the closing of the exchange transactions and may only use the funds for the purpose of fulfilling its payment obligations under those agreements. The interest rate and computation of interest features of this additional line of credit are identical to those applicable to the $4 million revolving line of credit described above. However, unlike the revolving facility, this line of credit is not secured by a collateral account.

  •
  In order to ensure that HCM will have access to sufficient capital to fulfill its obligations to maintain directors and officers liability insurance through the effective time of the merger, on February 6, 2009, JWHHC and HCM amended and restated the loan and security agreement. Under the amended and restated loan and security agreement, JWHHC has agreed to make available to HCM a line of credit of up to $1 million in the aggregate. HCM may only use these funds for the purpose of securing or maintaining directors and officers liability insurance through the maturity date of the loan. The interest rate and computation of interest features of this additional line of credit are identical to those applicable to the $4 million revolving line of credit described above. However, unlike the revolving facility, this line of credit is not secured by a collateral account.

Critical Accounting Policies

        The Financing business' significant accounting policies are described in Note 2 of "Notes to the Consolidated Financial Statements" of JWH Holding Company, LLC included elsewhere in this proxy statement/prospectus.

        While all significant accounting policies are important to the Financing business' consolidated financial statements, some of these policies may be viewed as being critical. Such policies are those that are most important to the portrayal of the Financing business' financial condition and require its most difficult, subjective and complex estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of assets and liabilities. These estimates are based upon the Financing business' historical experience and on various assumptions that it believe to be reasonable under the circumstances. The Financing business' actual results may differ from these estimates under different assumptions or conditions. The Financing business' believes its most critical accounting policies are as follows:

Revenue recognition

        Interest income on instalment notes is recognized on the accrual basis using the interest method. Instalment notes receivable are initially recorded at the discounted value of the future instalment note payments using an imputed interest rate which represents the estimated prevailing market rate of interest for credit of similar terms issued to customers with credit ratings similar to JWH's customers. Spinco estimates this rate by reference to rates charged by competitors and other lenders to customers of similar credit quality. These estimates affect revenue recognition by determining the allocation of income between the amount recognized by the homebuilding business from the construction of the home and the amount recognized by the financing business over the life of the instalment note as interest income. Variations in the estimated market rate of interest used to initially record the instalment notes receivable could affect the amount and timing of income recognition.

Allowances for Losses

        Management's periodic evaluation of the adequacy of the allowance for losses on instalment notes is based on the Financing business's past loss experience, known and inherent risks in the portfolio, delinquencies, the estimated value of the underlying real estate collateral, and current economic and market conditions within the applicable geographic areas surrounding the underlying real estate. The allowance for losses on instalment notes and mortgage loans is increased by provisions for losses charged to income and is reduced by charge-offs, net of recoveries.

        The allowance for losses on instalment notes receivable was $14.9 million at September 30, 2008, $14.0 million at December 31, 2007, and $13.0 million at December 31, 2006. See Note 4 of "Notes to the Consolidated Financial Statements" of JWH Holding Company, LLC and Subsidiaries. The following table shows information about the allowance for losses for the periods presented.

(dollars in thousands)	Allowance for Losses	Allowance As a % of Net Instalment Notes Receivable	Net Losses and Charge Offs Deducted from the Allowance		Net Losses and Charge Offs As a % of Net Instalment Notes Receivable
September 30, 2008	$14,936	0.83%	$15,987	(1)	1.18	%(1)
December 31, 2007	$13,992	0.76%	$12,908		0.70%
December 31, 2006	$13,011	0.73%	$8,541		0.48%
December 31, 2005	$12,489	0.74%	$9,435		0.56%

(1)
Annualized

        The following table presents information about delinquencies in the instalment notes receivable portfolio.

		December 31,
	September 30, 2008
		2007	2006	2005
Total Number of Accounts Outstanding	37,486	39,053	40,991	43,178
Delinquencies as a Percent of Number of Accounts Outstanding
31-60 Days	1.53%	1.36%	1.43%	1.31%
61-90 Days	0.58%	0.51%	0.55%	0.62%
91 Days or more	1.90%	1.82%	1.95%	2.42%

	4.01%	3.69%	3.93%	4.35%
Instalment Notes Receivable Outstanding ($ in millions)	$1,817	$1,839	$1,782	$1,702
Delinquencies as a Percent of Amounts Outstanding
31-60 Days	1.74%	1.55%	1.59%	1.56%
61-90 Days	0.73%	0.64%	0.65%	0.69%
91 Days or more	2.53%	2.40%	2.19%	2.90%

	5.00%	4.59%	4.43%	5.15%

        The calculation of delinquencies excludes from delinquent amounts those accounts that are in bankruptcy proceedings that are paying their mortgage payments in contractual compliance with bankruptcy court approved mortgage payment obligations.

Houses Held for Resale

        Repossessed property is recorded at its estimated fair value less estimated costs to sell, which is based on historical resale recovery rates and current market conditions. WMC sells homes and related real estate repossessed or foreclosed on from customers in default of their loans or notes.

Employee Benefits

        The Financing business provides a range of benefits to its employees including postretirement healthcare. The Financing business records annual amounts relating to these plans based on calculations specified by U.S. GAAP, which include various actuarial assumptions used in developing the required estimates including the following key factors:

  •
  Discount rate

  •
  Healthcare cost trends

	December 31,
	2007	2006	2005
Weighted average assumptions used to determine benefit obligations:
Discount rate	6.50%	5.90%	5.40%
Weighted average assumptions used to determine net period cost:
Discount rate	5.90%	5.40%	6.00%

	December 31,
	2007		2006		2005
	Pre-65	Post-65	Pre-65	Post-65
Assumed health care cost trend rates at December 31:
Health care cost trend rate assumed for next year	8.60%	9.40%	8.60%	9.40%	9.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2013	2013	2012	2012	2010

        The discount rate used to determine other postretirement expense was increased to 6.50% for 2007 from 5.90% used in 2006. The discount rate is based on a yield-curve approach which discounts each projected benefit obligation based cash flow of the liability stream at an interest rate specifically applicable to the timing of each respective liability stream cash flow. The model sums the present values of all of the cash flows and then calculates the equivalent weighted-average discount rate by imputing the single interest rate that equates the total present value with the stream of future cash flows. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when appropriate. As required by U.S. GAAP, the effects of the modifications are amortized over future periods.

        Assumed healthcare cost trend rates and discount rates can have a significant effect on the amounts reported for the postretirement employee benefits. A one-percentage-point change in the rate for each of these assumptions would have the following effects as of and for the year ended December 31, 2007 (in thousands):

	Increase (Decrease)
	1-Percentage Point Increase	1-Percentage Point Decrease
Health Care Cost Trend:
Effect on total service and interest cost components	$—	$—
Effect on postretirement benefit obligation	—	—
Discount Rate:
Effect on postretirement service and interest cost components	(1)	—
Effect on postretirement benefit obligation	(100)	116
Effect on current year postretirement expense	54	(58)

Litigation, Investigations and Claims

        The Financing business is involved in litigation, investigations and claims arising out of the normal conduct of its business. The Financing business estimates and accrues its liabilities resulting from such matters based on a variety of factors, including outstanding legal claims and proposed settlements and assessments by internal counsel of pending or threatened litigation. These accruals are recorded when the costs are determined to be probable and are reasonably estimable. The Financing business believes it has adequately accrued for these potential liabilities; however, facts and circumstances may change that could cause the actual liabilities to exceed the estimates, or that may require adjustments to the recorded liability balances in the future.

        As discussed in Note 8 of "Notes to Consolidated Financial Statements" of JWH Holding Company, LLC and Subsidiaries, Walter is in dispute with the IRS on a number of Federal income tax issues. Walter believes that its tax filing positions have substantial merit and it intends to vigorously defend these positions. The Financing business has established accruals related to uncertain tax positions, including related interest and penalties, in accordance with FIN No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." Since the issues involved are highly complex, are subject to the uncertainties of extensive litigation and/or administrative processes and may require an extended period of time to reach ultimate resolution, it is possible that the estimate of this liability could change.

        Accruals for property-liability claims and claims expense are recognized when probable and reasonably estimable at amounts necessary to settle both reported and unreported claims of insured property-liability losses, based upon the facts in each case and Spinco's experience with similar cases. The establishment of appropriate accruals, including accruals for catastrophes such as hurricanes, is an inherently uncertain process. Accrual estimates are regularly reviewed and updated using the most current information available.

Accounting for the Impairment of Long-Lived Assets Including Goodwill and Intangibles

        Long-lived assets, including goodwill and intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Financing business periodically evaluates whether events and circumstances have occurred that indicate possible impairment.

        Goodwill is also reviewed for possible impairment at least annually. The Financing business uses quoted market prices, if available, or estimates of future cash flows of the related asset, asset grouping or reporting unit in measuring whether the assets are recoverable. Changes in market conditions and actual or estimated future cash flows could have an impact on the recoverability of such assets, resulting in future impairment charges. As a result of further deterioration in the sub-prime mortgage markets, the Financing business reduced its goodwill to $0, resulting in a charge of $12.3 million as of September 30, 2008.

Discontinued Operations

        As more fully discussed in Note 3 of "Notes to Consolidated Financial Statements" of JWH Holding Company, LLC and Subsidiaries, on September 30, 2008, JWHHC committed to a plan to sell or otherwise separate the Homebuilding business from the Financing business. Additionally, during the first quarter of 2007, JWHHC decided to exit the manufacture and distribution of modular homes, which operated as Crestline Homes, Inc. ("Crestline"), due to the poor performance of this division. As such, the operating results, assets and liabilities, and cash flows of the entire Homebuilding business have now been reported apart from the Financing business' continuing operations as "discontinued operations" for all periods presented in accordance with SFAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets. Income (loss) from discontinued operations includes the net operating results of the entire Homebuilding business.

Results of Operations

Summary Operating Results for Continuing Operations for the Three Months Ended September 30, 2008 and 2007 (in thousands)

        The following table sets forth JWHHC's net revenues, income (loss) from continuing operations and net income (loss) for the three months ended September 30, 2008 and 2007.

	Three Months Ended September 30,
	2008		2007		2008 vs. 2007
	Amount	Percentage of net sales	Amount	Percentage of net sales	Increase/ (Decrease)
Net revenues:	$50,186	100.0%	$54,104	100.0%	(3,918)
Income (loss) from continuing operations before income tax expense (benefit)	(6,015)	(12.0)%	10,021	18.5%	(16,036)
Income tax expense (benefit)	(3,947)	(7.9)%	3,673	6.8%	7,620

Income (loss) from continuing operations	(2,068)	(4.1)%	6,348	11.7%	(8,416)
Loss from discontinued operations, net of tax	(17,594)	(35.1)%	(3,891)	(7.2)%	(13,703)

Net income (loss)	$(19,662)	(39.2)%	$2,457	4.5%	$(22,119)

Summary of Third Quarter Consolidated Results of Continuing Operations

        Net sales and revenues for the three months ended September 30, 2008, were $50.2 million. Revenues decreased by $3.9 million from $54.1 million in the same period in 2007. Lower revenues are primarily the result of lower prepayment income.

        Loss from continuing operations for the three months ended September 30, 2008, was $2.1 million, a decrease of $8.4 million from income from continuing operations of $6.3 million in the same period in 2007. The decrease was primarily due to a $12.3 million impairment of goodwill reflecting a continuing decline in mortgage portfolio valuations as a result of disruptions in the financial markets, a $3.9 million provision for estimated hurricane insurance losses, a decrease in revenues, as discussed above, offset in part by a reduction in interest expense. The decrease in interest expense resulted from a reduction in the weighted average borrowings outstanding for the three months ended September 30, 2008 as compared to the same period in 2007 due to the pay-off and termination of the warehouse facilities totaling $214.0 million in April 2008, as well as due to normal repayments on the other securitized notes. The weighted average interest rate for the three months ended September 30, 2008, was also slightly lower as compared to the same period in 2007.

        Portfolio performance continues to be strong, with delinquencies (the percentage of amounts outstanding over 30 days past due) of 5.0% at September 30, 2008, compared to 4.9% at September 30, 2007. The calculation of delinquencies excludes from delinquent amounts those accounts that are in bankruptcy proceedings that are paying their mortgage payments in contractual compliance with bankruptcy approved mortgage payment obligations.

        JWHHC's effective tax rate for the three months ended September 30, 2008 and 2007, was 65.6% and 36.7%, respectively, differed from the Federal statutory rate primarily due to the impact to the effective rate of the nondeductible goodwill impairment charge for the three months ended September 30, 2008. Both rates were impacted by filing in various states on a separate company basis and subsequent period adjustments to changes in the year-to-date effective rate.

        The loss from discontinued operations includes the results of the Homebuilding business that was separated from JWHHC on December 31, 2008. The increase in this loss was primarily due to the effect of lower sales volume and an increase in the discount required to record instalment notes receivable at estimated market value upon origination and a $6.5 million restructuring and impairment charge, partially offset by lower personnel related cost.

Summary Operating Results for Continuing Operations for the Nine Months Ended September 30, 2008 and 2007 (dollars in thousands)

        The following table sets forth JWHHC's net revenues, income (loss) from continuing operations and net income (loss) for the nine months ended September 30, 2008 and 2007.

	Nine Months Ended September 30,
	2008		2007		2008 vs. 2007
	Amount	Percentage of net sales	Amount	Percentage of net sales	Increase/ (Decrease)
Net revenues	$154,012	100.0%	$162,896	100.0%	$(8,884)

Income (loss) from continuing operations before income tax expense (benefit)	(884)	(0.6)%	31,218	19.2%	(32,102)
Income tax expense (benefit)	(613)	0.4%	11,513	7.1%	12,126

Income (loss) from continuing operations	(271)	(0.2)%	19,705	12.1%	(19,976)
Loss from discontinued operations, net of tax	(35,801)	(23.2)%	(15,403)	(9.5)%	(20,398)

Net income (loss)	$(36,072)	(23.4)%	$4,302	2.6%	$(40,374)

Summary of Year to Date Consolidated Results of Continuing Operations

        Net sales and revenues for the nine months ended September 30, 2008, were $154.0 million. Revenues decreased by $8.9 million from $162.9 million in the same period in 2007. Lower revenues are primarily the result lower prepayment income.

        Loss from continuing operations for the nine months ended September 30, 2008, was $0.3 million, a decrease of $20.0 million from income from continuing operations of $19.7 million in the same period in 2007. The unfavorable results were primarily due to an interest rate hedge ineffectiveness charge of $17.0 million to recognize a loss on maturing interest rate swaps that no longer qualified for hedge accounting treatment, a $12.3 million impairment of goodwill, and a $3.9 million provision for estimated hurricane losses, partially offset by lower interest expense.

        The interest rate hedge ineffectiveness charge was recorded to recognize a loss on maturing interest rate swaps that no longer qualified for hedge accounting treatment. The interest rate swaps, originally intended to hedge JWHHC's next securitization, no longer qualified for hedge accounting treatment because JWHHC does not plan to access the distressed securitization market. This loss would normally have been amortized over the life of the securitization and the cash outflow would have been offset by increased securitization cash proceeds. All of the hedges were settled on April 1, 2008, and there are no more hedges outstanding.

        JWHHC's effective tax rate for the nine months ended September 30, 2008 and 2007 was 69.4% and 36.9%, respectively, differed from the Federal statutory rate primarily due to the impact to the effective rate of the nondeductible goodwill impairment charge in the nine months ended September 30, 2008. Both rates were also impacted by filing in various states on a separate company basis and subsequent period adjustments to changes in the year-to-date effective rate.

        The loss from discontinued operations includes the results of the Homebuilding business that was separated from JWHHC on December 31, 2008. The increase in this loss was primarily due to the effect of lower sales volumes, the increase in the discount required to record instalment notes receivable at estimated market value upon origination, and restructuring and impairment charges totaling $13.3 million.

2007 Summary Operating Results (dollars in thousands)

        The following table sets forth JWHHC's net revenues, income from continuing operations and net income (loss) for the years ended December 31, 2007 and 2006.

	For the Year Ended December 31,
	2007		2006		2007 vs. 2006
	Dollars	Percentage of net sales	Dollars	Percentage of net sales	Increase/ (Decrease)
Net revenues	$216,243	100.0%	$219,080	100.0%	(2,837)

Income from continuing operations before income tax expense	39,968	18.5%	48,782	22.3%	(8,814)
Income tax expense	14,857	6.9%	18,329	8.4%	(3,472)

Income from continuing operations	25,111	11.6%	30,453	13.9%	(5,342)
Loss from discontinued operations, net of tax	(21,485)	(9.9)%	(30,724)	(14.0)%	9,239

Net income (loss)	$3,626	1.7%	$(271)	(0.1)%	$3,897

Year Ended December 31, 2007 as Compared to the Year Ended December 31, 2006

  Overview

        Consolidated net sales and revenues were $216.2 million for the year ended December 31, 2007, a decrease of $2.8 million compared to $219.1 million in 2006. Revenues decreased as a result of lower prepayment income. JWHHC's income from continuing operations for the year ended December 31, 2007, was $25.1 million which compares to $30.5 million in 2006. The decrease is primarily a result of lower prepayment income and an increase in the provision for losses on instalment notes reflecting weaker performance in the ARM portion of the portfolio.

        Delinquencies (the percentage of amounts outstanding over 30 days past due) were 4.6% at December 31, 2007, up from 4.4% at December 31, 2006, primarily as JWHHC's third party purchased loans, which include the ARM portion of JWHHC's portfolio, exhibited higher levels of delinquencies and losses. The calculation of delinquencies excludes from delinquent amounts those accounts that are in bankruptcy proceedings and are paying their mortgage payments in contractual compliance with bankruptcy court approved mortgage payment plans.

        JWHHC's effective tax rate of 37.2% in 2007 and 37.6% in 2006 differed from the Federal statutory rate primarily due to the impact to the effective rate of filing in various states on a separate company basis. See Note 8 to "Notes to Consolidated Financial Statements" of JWH Holding Company, LLC and Subsidiaries.

        The loss from discontinued operations includes the results of the Homebuilding business that was separated from JWHHC on December 31, 2008. The improved performance in 2007 was due to higher average net selling prices and a reduction in cost of sales as a percent of net sales, partially offset by an increase in postretirement benefits which included a curtailment gain of $2.7 million in 2006 and a $1.7 million decrease in net gains from the sale of property and equipment.

2006 Summary Operating Results (dollars in thousands)

        The following table sets forth JWHHC's net revenues, income from continuing operations and net loss for the years ended December 31, 2006 and 2005.

	For the Year Ended December 31,
	2006		2005		2006 vs. 2005
	Dollars	Percentage of net sales	Dollars	Percentage of net sales	Increase/ (Decrease)
Net revenues	$219,080	100.0%	$225,946	100.0%	$(6,866)

Income from continuing operations before income tax expense	48,782	22.3%	39,828	17.6%	8,954
Income tax expense	18,329	8.4%	14,222	6.3%	(4,107)

Income from continuing operations	30,453	13.9%	25,606	11.3%	4,847
Loss from discontinued operations, net of tax	(30,724)	(14.0)%	(106,516)	(47.1)%	75,792

Net loss	$(271)	(0.1)%	$(80,910)	(35.8)%	$80,639

Year Ended December 31, 2006 as Compared to the Year Ended December 31, 2005

  Overview

        Consolidated net sales and revenues were $219.1 million for the year ended December 31, 2006, compared to $225.9 million for the prior year. This decrease is primarily attributable to lower prepayment-related interest income.

        JWHHC's income from continuing operations for the year ended December 31, 2006, was $30.5 million which compares to $25.6 million in 2005.

        Principal factors impacting income from continuing operations:

  •
  2005 operating results include $9.0 million of insurance losses related to Hurricanes Katrina and Rita included in the statement of operations as claims expense.

  •
  Provision for losses on instalment notes was $9.1 million in 2006, compared to $10.7 million in 2005. 2005 included a $1.3 million charge for expected portfolio losses resulting from Hurricanes Katrina and Rita, offset slightly by higher volume of resales in 2006.

  •
  Credit for postretirement benefits expense increased to $1.5 million in 2006, compared to $0.2 million in 2005, due to a $1.4 million curtailment gain resulting from the termination of benefits for certain current employees and those retirees who are eligible for Medicare.

        Delinquencies (the percentage of amounts outstanding over 30 days past due) were 4.4% at December 31, 2006, down from 5.2% at December 31, 2005. The improvement is primarily due to customer payment disruptions caused by the 2005 hurricanes which temporarily increased payment defaults in 2005. The calculation of delinquencies excludes from delinquent amounts those accounts that are in bankruptcy proceedings that are paying their mortgage payments in contractual compliance with bankruptcy court approved mortgage payment obligations.

        JWHHC's effective tax rate was 37.6% in 2006 and 35.7% in 2005. The 2006 rate differed from the Federal statutory rate primarily due to the impact to the effective rate of filing in various states on a separate company basis. See Note 8 to "Notes to Consolidated Financial Statements" of JWH Holding Company, LLC and Subsidiaries.

        The loss from discontinued operations includes the results of the Homebuilding business that was separated from JWHHC on December 31, 2008. The improved performance in 2006 was due to higher average net selling prices, $7.0 million of cost reduction primarily related to payroll, advertising, consulting and legal fees, a $2.7 million other postemployment benefit obligation curtailment gain and a $1.3 million increase in net gains from the sale of property and equipment. 2005 results included a $56.7 million goodwill impairment charge.

Financial Condition

September 30, 2008 as Compared to December 31, 2007

        Cash and cash equivalents of continuing operations were $1.3 million at September 30, 2008, down from $3.1 million at December 31, 2007, reflecting $64.7 million of cash flows used in financing activities, substantially offset by $32.0 million in cash flows provided by continuing operating activities, $28.9 million of cash flows provided by investing activities, and $2.4 million of cash flows provided by discontinued operations. See additional discussion in the Statement of Cash Flows section that follows.

        Restricted short-term investments were $51.9 million at September 30, 2008, down $17.2 million from December 31, 2007, primarily as a result of the pay-off and termination of the warehouse facilities in April 2008 as collections on mortgages previously pledged as collateral against these loan facilities are no longer restricted.

        Net instalment notes receivable were $1,801.7 million at September 30, 2008, down $23.1 million from December 31, 2007, as a result of payments on outstanding notes exceeding new loan originations. The reduction in new loan originations is the result of WMC no longer purchasing new originations from JWH or providing financing to new customers of JWH after May 1, 2008.

        Houses held for resale were $41.3 million at September 30, 2008, an increase of $4.9 million from December 31, 2007, primarily due to an increase in property repossessions as well as a difficult resale environment due to worsening economic conditions.

        Mortgage-backed/asset-backed notes were $1,402.2 million at September 30, 2008, down $304.0 million from December 31, 2007, as a result of principal payments, which included the $214.0 million payoff of the warehouse facilities in April 2008.

December 31, 2007 as Compared to December 31, 2006

        Cash and cash equivalents of continuing operations were $3.1 million at December 31, 2007, down from $3.5 million at December 31, 2006, reflecting $30.8 million in cash flows used in continuing operating activities, partially offset by $9.2 million of cash flows provided by investing activities of continuing operations, $19.2 million of cash flows provided by financing activities of continuing operations, and $1.9 million of cash flows provided by discontinued operations. See additional discussion in the Statement of Cash Flows section that follows.

        Restricted short-term investments of $69.1 million at December 31, 2007, decreased $15.2 million from December 31, 2006, primarily due to the lower volume of prepayments and timing of collections from securitization financings.

        Houses held for resale were $36.4 million at December 31, 2007, an increase of $7.0 million from December 31, 2006. The increase was due to an increase in repossessed properties as well as a difficult resale environment due to worsening market conditions.

        Accrued expenses increased $15.7 million to $57.7 million at December 31, 2007, primarily resulting from the adoption of FIN 48.

        Net deferred income tax liabilities were $61.5 million at December 31, 2007, down $22.0 million from December 31, 2006, primarily due to the adoption of FIN 48.

        Other liabilities of $10.3 million at December 31, 2007, increased $9.4 million from $0.9 million at December 31, 2006, primarily due to an increased obligation relating to unfavorable interest rate hedge mark-to-market positions.

Liquidity and Capital Resources

Overview

        Spinco's principal sources of short-term funding are its existing cash balances and operating cash flows. As of September 30, 2008, total debt decreased $304.0 million compared to December 31, 2007. See discussion below and Note 6 of "Notes to Condensed Consolidated Financial Statements" of JWH Holding Company, LLC and Subsidiaries.

        Effective May 1, 2008, JWHHC is no longer funding any mortgage financing for JWH's customers. However, the backlog of homes with signed contracts and those under construction, which will be substantially complete by December 2008, will be funded by WMC. WMC will continue to service its existing $1.8 billion portfolio and pursue other servicing opportunities. Short-term funding will be largely driven by cash received when a completed home is tendered to the customer and net interest income from the existing portfolio and servicing revenue generated by Spinco.

        The majority of homes constructed and sold by JWH were internally financed through May 1, 2008. The following discussion relates to houses built prior to May 1, 2008, and the signed contract backlog as of May 1, 2008. JWH incurred construction costs to build the home, which were financed with resources provided by Walter, including existing cash balances, cash flows generated from operations or borrowings under credit facilities. When the home was completed, JWH tendered it to the customer. Upon tender, JWH recognized the sale of the home and sold the instalment note contract to WMC, which recognized an increase in instalment notes receivable. No cash was generated from this transaction. WMC then borrowed periodically under its warehouse facilities, typically at 80% of the face of the instalment note contract, using the instalment note contract as collateral. On a monthly basis, WMC paid interest and other funding costs under the warehouse facilities using collections from instalment notes receivable. Historically, once there were approximately $200.0 million to $300.0 million of accumulated borrowings under the warehouse facilities, WMC packaged the instalment notes and pledged them as collateral to complete a mortgage-backed/asset-backed securitized debt offering. WMC historically received 90% to 95% of the face value of the instalment notes receivable as proceeds from the securitized debt offer. WMC used these proceeds to pay-off the warehouse facilities and any excess cash flow generated would be available for general corporate purposes of the parent.

        Spinco believes that, based on current forecasts and anticipated market conditions, funding generated from operating cash flow will be sufficient to meet operating needs, to make planned capital expenditures and to make all required interest payments on indebtedness for the next twelve to eighteen months. However, the Financing business' operating cash flows and liquidity are significantly influenced by numerous factors, including the general economy and, in particular, conditions in the asset-backed securities capital markets and interest rates.

Mortgage-Backed/Asset-Backed Notes and Variable Funding Loan Facilities

        At the beginning of the second quarter of 2008, the Financing business had two variable funding loan agreements outstanding. Trust IX and Trust XIV are borrowers under a $200.0 million and a $150.0 million Variable Funding Loan Agreement ("warehouse facilities") providing temporary financing to WMC for its purchases of instalment notes from JWH and for its mortgage loans originations. At December 31, 2007, there were $189.2 million of borrowings outstanding under these warehouse facilities. During 2007, mortgage securitization markets generally, and subprime securitization markets especially, have experienced a significant disruption that continues today. A large number of other companies' mortgage-backed securities have been down-graded or placed on credit watch, resulting in investors in asset-backed securities and other structured vehicles experiencing problems including declines in value and losses from their investments in subprime mortgage securities.

        On April 30, 2008, the Financing business repaid all outstanding borrowings and terminated the warehouse facilities using funds provided by Walter. With the termination of the warehouse facilities, the Financing business no longer uses or accesses the mortgage-backed securitization market.

        As a result, effective May 1, 2008, WMC is no longer funding new originations for JWH customers. However, the backlog of homes with signed contracts and those which were under construction as of May 1, 2008, are substantially complete and will be funded by WMC. As of September 30, 2008, an estimated 120 homes remain in the backlog, representing a total of approximately $11.4 million in value to be funded by WMC. The Financing business will finance these instalment notes receivable with operating cash flows or funds provided by Walter.

        At September 30, 2008, non-recourse mortgage-backed/asset-backed notes outstanding totaled $1.4 billion and consisted of eight separate series of public debt offerings and one issue of private debt providing long-term financing for instalment notes receivable and mortgage assets purchased by WMC.

Statement of Cash Flows

        The following table sets forth, for the periods indicated, selected consolidated cash flow information (in thousands):

	Nine months ended September 30,
	2008	2007
Cash flows provided by operating activities	$31,957	$6,986
Cash flows provided by (used in) investing activities	28,864	(285)
Cash flows (used in) provided by financing activities	(64,690)	51,953

Cash flows (used in) provided by continuing operations	(3,869)	58,654
Cash flows provided by (used in) discontinued operations	2,358	(60,447)

Net decrease in cash and cash equivalents	$(1,511)	$(1,793)

        Cash balances outstanding were $1.3 million and $3.1 million at September 30, 2008, and December 31, 2007, respectively. The decrease in cash is primarily the result of payments of mortgage-backed/asset-backed notes of $329.0 million. These cash flow uses were partially offset by a $17.2 million decrease in restricted short-term investments, and a $250.2 million decrease in the receivable from Walter.

        Net cash provided by operating activities was $32.0 million for the nine months ended September 30, 2008, as compared to $7.0 million for the same period in 2007. The increase was primarily related to net loss adjusted for non-cash items (major items include the provision for losses on instalment notes receivable, depreciation and amortization, deferred income tax expense, stock-based compensation and tax benefits on the exercise of employee stock options) of $29.2 million for the nine months ended September 30, 2008, versus net income adjusted for non-cash items of $33.4 million for the same period in 2007 and unfavorable changes in operating assets and liabilities of $2.8 million for the nine months ended September 30, 2008, compared to $26.4 million for the same period in 2007.

        Cash flows provided by investing activities of continuing operations for the nine months ended September 30, 2008, were $28.9 million compared to cash flows used in investing activities of $0.3 million for the same period in 2007. Cash flows provided by investing activities in the 2008 period included $11.9 million in principal payments received on loans previously purchased by WMC and a reduction of $17.2 million in restricted short term investments. Cash flows used in investing activities in the 2007 period included $39.9 million associated with WMC's program to purchase loans from third parties, partially offset by $31.3 million of principal payments received on loans previously purchased by WMC and a reduction in restricted short term investments of $8.4 million.

        Cash flows used in financing activities of continuing operations for the nine months ended September 30, 2008, were $64.7 million compared to cash flows provided by financing activities of $52.0 million in the same period in 2007. Cash flows used in financing activities in 2008 included payments of mortgage-backed/asset-backed notes of $329.0 million, partially offset by a $250.2 million decrease in the receivable from Walter. Cash flows provided by financing activities for the nine months ended September 30, 2007, were primarily attributable to the issuance of $172.2 million of mortgage-backed/asset-backed notes and a $68.2 million decrease in related party receivables, partially offset by payments of mortgage-backed/asset-backed notes of $170.7 million and dividends of $17.2 million.

        The following table sets forth, for the periods indicated, selected consolidated cash flow information (in thousands):

	Year ended December 31,
	2007	2006
Cash flows used in operating activities	$(30,832)	$(4,042)
Cash flows provided by (used in) investing activities	9,203	(22,524)
Cash flows provided by financing activities	19,213	29,808

Cash flows (used in) provided by continuing operations	(2,416)	3,242
Cash flows provided by (used in) discontinued operations	1,932	(3,223)

Net (decrease) increase in cash and cash equivalents	$(484)	$19

        Cash balances outstanding were $3.1 million and $3.5 million at December 31, 2007 and December 31, 2006, respectively. The decrease in cash is primarily the result of payments of mortgage-backed/asset-backed notes of $219.8 million, a $63.8 million increase to instalment notes receivable for purchased loans, dividends of $22.9 million, and $30.8 million of cash used in operating activities of continuing operations. These cash flow uses were partially offset by a $73.2 million decrease in the receivable from Walter, issuance of $189.2 million of mortgage-backed/asset-backed notes, and a $15.2 million decrease in restricted short-term investments.

        Net cash used in operating activities of continuing operations was $30.8 million in 2007 as compared to $4.0 million in 2006. The increase of $26.8 million was primarily related to net income adjusted for non-cash items (major items include the provision for losses on instalment notes receivable, depreciation and amortization, deferred income tax, postretirement benefit obligations, stock-based compensation and tax benefits on the exercise of employee stock options) of $39.5 million for the year ended December 31, 2007, compared to $33.9 million for the year ended December 31, 2006, and changes in operating assets and liabilities of $70.3 million for the year ended December 31, 2007, compared to $37.9 million for the same period in 2006.

        Cash flows provided by investing activities of continuing operations in 2007 were $9.2 million as compared to cash used in investing activities of $22.5 million in 2006. The change is primarily due to a decrease of loan purchases and principal payments received as well as a decline in cash provided from restricted short-term investments.

        Cash flows provided by financing activities of continuing operations in 2007 were $19.2 million as compared to $29.8 million in 2006. Cash flows provided by financing activities in 2007 included the issuance of mortgage-backed/asset-backed notes of $189.2 million, a $73.2 million decrease in related party receivables, partially offset by retirements of mortgage-backed/asset-backed notes of $219.8 million and $22.9 million of dividends. Cash flows provided by financing activities of continuing operations in 2006 included the issuance of mortgage-backed/asset-backed notes of $401.9 million and, a $43.1 million decrease in the receivable from Walter, partially offset by retirements of mortgage-back/asset-backed notes of $392.6 million, and $22.3 million of dividends.

Off-Balance Sheet Arrangements

        Neither JWHHC nor Spinco has any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, neither JWHHC nor Spinco has any undisclosed borrowings or debt, and it has not entered into any derivative contracts (other than those described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Qualitative and Quantitative Disclosure About Market Risk—Interest Rate Risk") or synthetic leases. Neither JWHHC nor Spinco is, therefore, materially exposed to any financing, liquidity, market or credit risk that could arise if it had engaged in such relationships.

Effect of Inflation

        Spinco does not believe that inflation has had a material impact on its financial position or results of operations.

Market Risk

        Spinco is exposed to certain market risks inherent in its operations. These risks generally arise from transactions entered into in the normal course of business. Spinco's primary market risk exposures relate to interest rate risk. Spinco does not enter into derivatives or other financial instruments for trading or speculative purposes.

Interest rate risk

        Spinco's primary interest rate risk exposures relate to the interest rates on its third-party indebtedness and the instalment notes receivable portfolio during the warehousing period and prepayments thereof.

        At December 31, 2007, the Financing business had two warehouse facilities totaling $350.0 million that provided temporary financing to WMC, as further described in Note 6 of "Notes to Consolidated Financial Statements" of JWH Holding Company, LLC and Subsidiaries. At December 31, 2007, there were $189.2 million of borrowings outstanding under these facilities. The variable funding loan facilities were repaid and subsequently closed in April 2008. There were no borrowings outstanding at December 31, 2006.

        As of December 31, 2007 and 2006, the Financing business held multiple interest rate hedge agreements with various counterparties with an aggregate notional value of $215.0 million and $50.0 million, respectively. The objective of these hedges was to protect against changes in the benchmark interest rate on the forecasted issuance of mortgage-backed notes in a securitization anticipated to be priced on or around April 1, 2008. The hedges were to be settled on or before maturity and were being accounted for as cash flow hedges. As such, changes in the fair value of the hedges that took place through the date of maturity were recorded in accumulated other comprehensive income (loss). At March 31, 2008, these hedges no longer qualified for hedge accounting treatment because the Financing business no longer planned to access the distressed securitization market. As a result, the Financing business recognized a loss on interest rate hedge ineffectiveness of $17.0 million in the three months ended March 31, 2008. On April 1, 2008, the Financing business settled interest rate hedge agreements with an aggregate notional value of $215.0 million that were originally designated to hedge the Financing business next securitization. No similar hedges remain outstanding at September 30, 2008.

        A ten percent decrease in interest rates from the December 31, 2007 and 2006, rates would result in an increase to annual pre-tax income from these financial instruments of approximately $4.3 million and $0.9 million, respectively, while a ten percent increase in rates would decrease annual pre-tax income approximately $4.3 million and $0.9 million, respectively.

        The Financing business fixed-rate instalment notes receivables were $1.8 billion as of September 30, 2008, and December 31, 2007 and fixed-rate mortgage-backed/asset-backed notes were $1.4 billion and $1.5 billion as of September 30, 2008, and December 31, 2007, respectively. The fixed rate nature of these instruments and their offsetting positions effectively mitigate significant interest rate risk exposure from these instruments. If interest rates decrease, Spinco may be exposed to higher prepayment speeds. This could result in a modest increase in short-term profitability. However, it could adversely impact long-term profitability as a result of a shrinking portfolio. Changes in interest rates may impact the fair value of these financial instruments.

Accounting Pronouncements Not Yet Adopted

        In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements," ("SFAS 160") that amends ARB 51, "Consolidated Financial Statements," to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Spinco does not expect the adoption of this statement, which becomes effective January 1, 2009, to have a material effect on its consolidated financial statements.

        Also in December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS 141(R)") a replacement of SFAS No. 141, "Business Combinations." SFAS 141(R) changes or clarifies the acquisition method of accounting for acquired contingencies, transaction costs, step acquisitions, restructuring costs and other major areas affecting how the acquirer recognizes and measures the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. In addition, this pronouncement amends previous interpretations of intangible asset accounting by requiring the capitalization of in-process research and development and proscribing impacts to current income tax expense (rather than a reduction to goodwill) for changes in deferred tax benefits related to a business combination. The SFAS 141(R) will be applied prospectively for business combinations occurring after December 31, 2008. The adoption of SFAS 141(R) will impact our operating results in 2009 upon consummation of the merger into HCM. Acquisition costs and fees will be expensed resulting in a decrease in our operating results during the period incurred. Spinco is still evaluating the magnitude of the impact of adoption.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

        In 2006, Walter elected to change its accounting firm and replaced PricewaterhouseCoopers LLP ("PwC") as its independent accountants. On December 20, 2006, the Audit Committee of Walter's board of directors approved the dismissal of PwC as its independent registered public accounting firm effective upon PwC's completion of its audit of the financial statements for the year ending December 31, 2006, and the filing of its Annual Report on Form 10-K for that year. The Audit Committee with the approval of Walter's board of directors appointed Ernst & Young LLP to serve as the independent registered public accounting firm beginning with fiscal year 2007.

        Ernst & Young LLP served as Walter's independent registered public accounting firm for fiscal year 2007. PwC served as Walter's independent registered public accounting firm for fiscal years 2006 and 2005.

        The reports of PwC on the financial statements of Walter as of and for the years ended December 31, 2006 and 2005, did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle.

        During the fiscal years ended December 31, 2006 and 2005, and the subsequent interim period through March 1, 2007, there were: (1) no disagreements with PwC on any matters of application of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement in their reports on Spinco's financial statements for such years, and (2) no reportable events within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K except for the following: as disclosed in Item 9A of Walter's Annual Report on Form 10-K for the year ended December 31, 2005, management concluded that a material weakness related to controls over the appropriate classification of shipping and handling costs existed at December 31, 2004. During the fourth quarter of 2005, management remediated the material weakness.

        Walter provided PwC a copy of the foregoing disclosures. By letter dated March 7, 2007, addressed to the SEC, PwC stated that is had read the statements made by Walter regarding statements set forth above and that the firm was in agreement with such statements. A copy of the letter was filed as Exhibit 16.1 of the Current Report on Form 8-K/A filed by Walter with the SEC on March 7, 2007.

        During the fiscal years ended December 31, 2006 and 2005, and the subsequent interim period through March 1, 2007, neither Walter nor anyone on its behalf consulted Ernst & Young LLP regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Walter's consolidated financial statements, nor has Ernst & Young LLP provided to Walter a written report or oral advice regarding such principles or audit opinion.

        The Audit Committee of Walter has selected Ernst & Young LLP as independent registered public accountants to audit its consolidated financial statements and effectiveness of internal control over financial reporting for the fiscal year ending December 31, 2008.

MANAGEMENT OF THE SURVIVING CORPORATION

Board of Directors

        The merger agreement provides that at the closing of the merger, the directors of the Surviving Corporation will be divided as nearly equally as possible into approximately three classes and shall consist of seven directors. Six directors will be designated by Spinco, in its sole discretion, and one has been designated by HCM. Each director shall serve a term of office of three years.

        We have listed below biographical information for each person who is currently expected to be a member of the board of directors of the Surviving Corporation. However, before the closing of the merger, Spinco may change, in its sole discretion, any or all of its six designees at any time by providing written notice to HCM. Moreover, HCM may change its designee prior to the closing of the merger with the prior written consent of Spinco, which shall not be unreasonably withheld or delayed.

Spinco Designees to the Board of Directors

        Ellyn L. Brown, 58 is the president of Brown and Associates, a corporate law and consulting firm that provides operational, regulatory and governance guidance to financial services clients. Ms. Brown has served as a director of NYSE Euronext and its predecessors since April 2005. She also is a member of the boards of NYSE Regulation the NYSE's market regulator, the Financial Industry Regulatory Authority (FINRA) and the Financial Accounting Foundation (the parent body of the Financial Accounting Standard Boards (FASB) and its government equivalent, GASB). From 2000 to 2004, Ms. Brown was a member of the board of the Certified Financial Planner Board of Standards. Ms. Brown was a member of the board of the National Association of Securities Dealers Regulation, Inc. (NASDR) from 1996 to 1999, and sat on NASDR's Independent Dealer/Insurance Affiliate committee through 2003. Ms. Brown was the Securities Commissioner for the State of Maryland from 1987 to 1992. She has taught securities law at Villanova University and the University of Maryland School of Law.

        Denmar J. Dixon, 46 was elected to the Board of Managers of JWHHC in December 2008. Mr. Dixon is currently a private investor and founder and managing partner of Blue Flame Capital, LLC. Blue Flame Capital is a consulting, financial advisory and investment firm. Mr. Dixon retired in January 2008 after 23 years with Banc of America Securities and its predecessors. At the time of his retirement, Mr. Dixon was a Managing Director in the Corporate and Investment Banking group and held the position of Global Head of the Basic Industries group. The Basic Industries group was responsible for investment banking coverage for clients in the Building Products and Services, Metals and Mining sectors. In addition to those sectors, Mr. Dixon has significant experience in the General Industrial, Consumer and Business Services industries. During his career at Banc of America Securities, Mr. Dixon completed mergers and acquisitions, equity and debt capital raising and financial restructuring transactions totaling in excess of $75 billion.

        William J. Meurer, 65 was elected to the Board of Managers of JWHHC in December 2008. Previously, Mr. Meurer was employed for 35 years with Arthur Andersen LLP where he served most recently as the Managing Partner for Arthur Andersen's Central Florida operations. Since retiring from Arthur Andersen in 2000, Mr. Meurer has been a private investor and consultant. Mr. Meurer also serves on the Board of Trustees for St. Joseph's Baptist Health Care and Baycare Health System and as a member of the Board of Directors of Sykes Enterprises, Incorporated, the Heritage Family of Funds and Tribridge, Inc.

        Mark J. O'Brien, 65 has been a director of Walter since 2005. In March 2006, Mr. O'Brien was named Chairman and Chief Executive Officer of Spinco. Mr. O'Brien has served as President and Chief Executive Officer of Brier Patch Capital and Management, Inc., a real estate investment firm, since September 2004. Mr. O'Brien served in various capacities at Pulte Homes, Inc. for 21 years, culminating in his appointment as President and Chief Executive Officer. He retired from that position in 2003. Mr. O'Brien is also a director of Mueller Water Products, Inc.

        Shannon E. Smith, 43 is currently serving as Senior Vice President, Chief Financial Officer and Treasurer of American Land Lease, Inc., a NYSE listed real estate investment trust. Mr. Smith joined American Land Lease, Inc. in October 2000 as Chief Accounting Officer and was appointed as its Chief Financial Officer in February 2001. Mr. Smith also served as the Secretary of American Land Lease, Inc. from July of 2002 until January of 2008. From March 1997 to October 2000, Mr. Smith served as Chief Financial Officer of Jemison-Demsey Holding Company, and other entities controlled by Jemison Investment Company. Mr. Smith began his career with Ernst & Whinney as a certified public accountant.

        Michael T. Tokarz, 58 has been Chairman of Walter's board of directors since December 2006 and has been a director of Walter since September 1987. Since February 1, 2002 he has been a member of the Tokarz Group, LLC. From January 1996 until February 1, 2002, Mr. Tokarz was a member of the limited liability company which serves as the general partner of Kohlberg Kravis Roberts & Co. L.P. Mr. Tokarz also is a director of Conseco, Inc., IDEX Corporation, Mueller Water Products, Inc. and MVC Capital, Inc.

HCM Designee to the Board of Directors

        John A. Burchett, 66 has been the Chairman of HCM's board of directors and its President and Chief Executive Officer since HCM's inception in June 1997. Mr. Burchett has also been the Chairman of the board of directors and Chief Executive Officer of HCP-2 since its formation in 1989. Prior to founding HCM, Mr. Burchett held executive positions in the national mortgage finance operations of two global financial institutions, Citicorp Investment Bank from 1980 to 1987, and Bankers Trust Company from 1987 to 1989.

Committees of the Board of Directors

        The committees of the board of directors of the Surviving Corporation and the members of such committees will not be determined until the board of directors of the Surviving Corporation is fully constituted and holds its initial meeting. It is expected that the board of directors of the Surviving Corporation, however, will continue to have the following three committees. Upon completion of the merger, the board of directors of the Surviving Corporation will approve new written charters for each committee and make determinations with respect to each committee member's independence in accordance with NYSE Alternext listing standards.

         Audit Committee.    Upon completion of the merger, the board will make determinations regarding the financial literacy and financial expertise of each member of the audit committee in accordance with the NYSE Alternext listing standards. The committee will assist the board of directors in fulfilling its oversight responsibility with respect to the Surviving Corporation's accounting and financial reporting practices and the audit process, the quality and integrity of the Surviving Corporation's financial statements, the independent auditors' qualifications, independence and performance, the performance of the Surviving Corporation's internal audit function and internal auditors and certain areas of legal and regulatory compliance.

         Compensation Committee.    The compensation committee will assist the board of directors in carrying out the responsibilities of the board of directors relating to the compensation of the Surviving Corporation's senior management and independent directors as will be set forth in the committee's charter in accordance with NYSE Alternext listing standards.

         Governance Committee.    The principal functions of the governance committee will be to assist the board of directors in identifying individuals qualified to become board members and recommend to the board the nominees for election as directors at the next annual meeting of stockholders, to recommend to the board the persons to be elected as executive officers of the Surviving Corporation, to develop and recommend to the board the corporate governance guidelines applicable to the Surviving Corporation, and to serve in an advisory capacity to the board and the chairman of the board with regard to matters of organization, management succession plans, major changes in the organizational structure of the Surviving Corporation, and the conduct of board activities. Upon completion of the merger, the board of directors will make determinations regarding the committee's responsibilities to be laid out in its written charter, including, among other things, the criteria by which prospective board members should be evaluated for nomination or recommendation for nomination for election to the board of directors.

Director Independence

        It is expected that, upon consideration of the criteria and requirements regarding director independence set forth in the rules adopted by the NYSE Alternext, promptly after the effective time of the merger the board of directors of the Surviving Corporation will affirmatively determine that each of the non-employee directors of the Surviving Corporation, Messrs. Dixon, Meurer, Tokarz, Smith and Ms. Brown, has no material relationship with the Surviving Corporation and is independent. It is also expected that the board of directors of the Surviving Corporation will affirmatively determine that Mr. O'Brien and Mr. John A. Burchett are not independent because of their employment relationships with the Surviving Corporation. In making such determinations, the board of directors of the Surviving Corporation will consider, among other things, each relationship between the Surviving Corporation and any current or former director serving during 2009.

        It is also expected that the board of the Surviving Corporation will monitor and review at least once annually commercial, industrial, banking, charitable and other relationships that directors may have with the Surviving Corporation to determine whether the directors are independent in accordance with the rules adopted by the NYSE Alternext.

Management

        The merger agreement provides that the officers of Spinco immediately prior to the effective time of the merger shall be the initial officers of the Surviving Corporation. Mark J. O'Brien (or his successor, if any, as Chief Executive Officer of Spinco) will be the Chairman and Chief Executive Officer of the Surviving Corporation. Charles E. Cauthen, currently President of WMC, is expected to become President and Chief Operating Officer of the Surviving Corporation and Kimberly Perez, currently Executive Vice President and Chief Financial Officer of WMC, will become Chief Financial Officer of the Surviving Corporation. In addition, the merger agreement provides that John A. Burchett and Irma N. Tavares will serve in a senior management capacity at the Surviving Corporation or one or more of its subsidiaries with an initial focus on generating fee income through HCP-2.

        We have set forth below certain information about persons expected to be executive officers of the Surviving Corporation following the completion of the merger.

        Mark J. O'Brien, Chairman of the Board and Chief Executive Officer. A brief description of Mr. O'Brien's business experience during the past five years is included above in "—Spinco Designees to the Board of Directors" on page 201 of this proxy statement/prospectus.

        Charles E. Cauthen, age 50, President and Chief Operating Officer, was appointed Chief Financial Officer of Spinco and President of WMC in November 2006. Prior thereto, he served as President of JWH since August 2005. Previously, he served as Chief Operating Officer JWH since February 2005 and Senior Vice President and Controller of JWH since November 2000. Prior thereto, he was Senior Vice President and Chief Financial Officer—Consumer Products Group, Bank of America, from 1999 to November 2000.

        Kimberly A. Perez, age 41, Executive Vice President and Chief Financial Officer, was appointed Vice President of Spinco in November 2006 and Executive Vice President and Chief Financial Officer of WMC in February 2005, previously serving as Executive Vice President and Assistant Secretary of WMC since December 2003. Prior thereto, she served as Vice President, Corporate Accounting for Walter since June 2000, and before that she served as Assistant Controller- Director of Accounting and Strategic Planning for Walter since July 1997. Prior to her employment at Walter she was an Audit Manager for PricewaterhouseCoopers LLC.

Compensation Committee Interlocks and Insider Participation

        It is not expected that any member of the compensation committee of the Surviving Corporation will have served as an officer or employee of the Surviving Corporation. It also is not expected that any of the executive officers of the Surviving Corporation will serve as a member of the compensation committee of any other company that has an executive officer serving as a member of the board of directors of the Surviving Corporation or that any executive officer of the Surviving Corporation will serve as a member of the board of directors of any other company that has an executive officer serving as a member of the compensation committee of the Surviving Corporation.

Certain Relationships and Certain Related Transactions

        It is expected that the code of conduct policy and compliance program of the Surviving Corporation will require all employees and directors of the Surviving Corporation to avoid conflicts of interest, defined as situations where the person's private interests conflict, or even appear to conflict, with the interests of the company as a whole. It also is expected that, at least annually, each director and executive officer of the Surviving Corporation will complete a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which the Surviving Corporation is involved and in which the executive officer, a director or a related person has a direct or indirect material interest.

        The governance committee of the Surviving Corporation will be composed of independent directors and will conduct an annual review of the information from the questionnaire, evaluate related party transactions, if any, involving the directors and their related persons and make recommendations to the board of directors of the Surviving Corporation regarding the independence of each board member.

        If a transaction arises during the year that may require disclosure as a related person transaction, information about the transaction will be provided to the board of directors of the Surviving Corporation in connection with its review, approval or ratification of the transaction.

 COMPENSATION OF EXECUTIVE OFFICERS OF THE SURVIVING CORPORATION

        The following compensation discussion contains statements regarding future individual and Surviving Corporation performance targets and goals. These targets and goals are disclosed in the limited context of this discussion regarding the compensation of the Surviving Corporation's executive officers in this proxy statement/prospectus and should not be interpreted or relied upon as statements of our expectations or estimates of results or other guidance. HCM specifically cautions its stockholders not to apply these statements to other contexts.

Compensation Discussion and Analysis

        The Surviving Corporation has not yet paid any compensation to the individuals who will become its directors or executive officers. The form and amount of the compensation to be paid to each of the Surviving Corporation's directors and executive officers will be determined by the Surviving Corporation's board of directors as soon as practicable following the completion of the merger with the exception of members of senior management whose form and amount of compensation is set forth in an employment agreement, as discussed above. Each executive officer's compensation will be established by the Surviving Corporation's board of directors compensation committee, which will be comprised solely of independent directors in accordance with NYSE Alternext listing standards.

        The regulations of the SEC require that the following compensation discussion and analysis disclose the compensation received by the individuals who are expected to be the chief executive officer, the president and chief operating officer, and the executive vice president and chief financial officer, respectively, of the Surviving Corporation and the two most highly compensated executive officers of HCM, who are expected to be the next two most highly compensated members of senior management of the Surviving Corporation. These five persons are referred to in this proxy statement/prospectus as the Named Executive Officers. The tables following this discussion disclose compensation received by the Named Executive Officers from Walter or HCM, as applicable, for the fiscal years indicated.

        Prior to the spin-off, Walter intends to purchase the Financing business from JWHHC and subsequently contribute the Financing business to Spinco. In connection with that process, JWHHC intends to assign to Spinco all of its rights and obligations with respect to JWHHC's employees, including any rights and obligations under employment agreements, benefit plans, equity awards and related matters. Therefore, information found in this proxy statement/prospectus regarding JWHHC employees, employment agreements, equity awards, benefit plans and related matters, reflects that, at the time of the spin-off and merger, the current employees of JWHHC are expected to be employees of Spinco, with substantially identical terms of employment, benefits, equity awards and related rights in, and obligations to, Spinco as those currently enjoyed by them as a result of their employment with JWHHC. For more information regarding the anticipated conversion of JWHHC equity awards into Spinco equity awards prior to the spin-off, see "Description of Spinco Interests—Options to Purchase Units of Spinco" on page 242 of this proxy statement/prospectus.

Oversight of Compensation Program

        The compensation committee of the board of directors of the Surviving Corporation will consist entirely of independent directors and will be responsible for establishing and reviewing the overall compensation philosophy of the Surviving Corporation. This committee will establish new executive compensation plans, including incentive compensation plans and equity-based plans, and will oversee management's administration of those plans. This committee also will be responsible for reviewing and approving annually all compensation decisions affecting the senior management of the Surviving Corporation, including the Named Executive Officers.

        The compensation committee will recognize the importance of the development and administration of the Surviving Corporation's compensation and benefit programs and will perform the following functions in carrying out its responsibilities:

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  Review annually the operations of the Surviving Corporation's executive compensation programs to determine whether they are properly coordinated and achieving their intended purpose;

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  Take steps to modify any executive compensation program that yields payments and benefits that are not reasonably related to executive and company performance;

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  Review and approve corporate goals and objectives relevant to senior management compensation, including annual performance objectives;

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  Evaluate the performance of the senior management in light of their goals and objectives and, based on this evaluation and a review of detailed compensation tally sheets, approve the annual salary, annual incentive compensation, equity incentives and other benefits of senior management;

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  Establish and periodically review policies relating to senior management perquisites; and

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  Review and recommend to the full board of directors compensation of directors.

        The responsibilities of the compensation committee will be as stated in its charter, which will be available on the corporate governance page of the Surviving Corporation's website. The compensation committee will review the charter annually and will recommend to the board of directors of the Surviving Corporation any improvement to the charter it considers necessary or valuable. The membership of this committee will be determined by the board of directors of the Surviving Corporation.

Executive Compensation Philosophy

        The purpose of the Surviving Corporation's executive compensation program will be to attract, motivate and retain qualified key executives who will be responsible for the success of the Surviving Corporation as a whole. Compensation paid to executives should be structured to align the interests of stockholders and the interests of management, while appropriately meeting the needs of the Surviving Corporation in operating its businesses. To align these interests, compensation programs are expected to be structured to motivate and reward members of senior management who achieve short-term and long-term financial and strategic goals of the Surviving Corporation that impact stockholder value. In accordance with this philosophy, the compensation committee of the Surviving Corporation is expected to seek executive compensation packages consisting of cash and equity based compensation, including the following:

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  Base salary;

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  Annual cash incentive compensation;

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  Long-term equity-based compensation;

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  Retirement plans; and

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  Perquisites and other personal benefits.

Determining Executive Compensation

        It is expected that the compensation committee will meet at least quarterly to discuss executive compensation matters and will engage an outside consultant to advise the committee on executive compensation, perquisites and benefits matters. The committee will make all compensation decisions regarding the Surviving Corporation's senior management, including the Named Executive Officers.

Compensation Recovery Policy

        It is expected that the policy of the board of directors of the Surviving Corporation will be that the compensation committee has the authority to make retroactive adjustments to any cash or equity-based incentive compensation paid to senior management where the payment was predicated upon the achievement of certain financial results. In the event that those financial results are subject to restatement, the compensation committee will evaluate the nature and impact of the restatement and make appropriate retroactive adjustments.

Stock Ownership Policy

        It is expected that senior management of the Surviving Corporation will have a meaningful equity interest in the Company and that employment agreements, if any, between members of senior management and the Surviving Corporation will set forth the amount of equity, if any, required to be purchased directly in the open market.

        More information regarding the beneficial stock ownership of the Named Executive Officers can be found in the Ownership of Directors and Named Executive Officers table on page 228 of this proxy statement/prospectus.

Compensation Elements

        The prior compensation actions and decisions made in respect of executives of JWHHC generally have been made within the context of the framework of the Walter compensation program. Accordingly, the practices and objectives that applied to Walter's and JWHHC's executives in 2008 are likely to be modified to refect both the Surviving Corporation's existence as a publicly traded company independent of Walter and the differences in the nature of the Surviving Corporation's business from that of Walter. Under applicable disclosure rules, set forth below is a discussion of the compensation elements with respect to the 2008 compensation of the Named Executive Officers currently employed by JWHHC, which include Mark J. O' Brien, Charles E. Cauthen and Kimberly A. Perez (the "JWHHC Named Executive Officers"), each of whom is listed in the "Summary Compensation Table for 2008 Fiscal Year." Such information will be of value primarily as a historical reference, as the compensation elements that the Surviving Corporation utilizes in the future will likely evolve to reflect the factors outlined above. Many decisions on these matters have not been made, and will be left to the judgment of the independent members of the Surviving Corporation's board of directors and compensation committee, as indicated above.

        The Compensation and Human Resources Committee of the board of directors of Walter (the "Walter Committee") engages Hewitt Associates ("Hewitt") as an outside consultant to advise the Walter Committee on executive compensation, perquisites and benefits matters. Hewitt assists the Walter Committee by providing external market data on compensation practices and programs of peer group companies. Due to the diverse nature of the operating segments of Walter, including its natural resources operations, furnace and foundry coking and slag wool operations, homebuilding and financing and other land subsidiaries, with the assistance of Hewitt, in 2008 Walter selected a peer group of 119 U.S. general industry companies, with revenues between $500 million and $4 billion, having medium revenues of $1.81 billion. The general industry companies yield a survey group of companies with comparable compensation criteria. The peer group did not include any retail, utility or financial companies since compensation within these industries is typically driven by different factors. Walter's list of peer companies can be found in Annex K of this proxy statement/prospectus.

        In addition to evaluating executive compensation against comparator groups, the Walter Committee also reviews and evaluates the Company's executive pay structure with Hewitt to confirm the validity of the executive base salary ranges and annual incentive compensation and the design and determination of individual equity grant levels for Walter's Named Executive Officers and certain other executive officers. Compensation tally sheets for each component element of Walter's Named Executive Officer's compensation are prepared for and reviewed by the Committee on an annual basis, as well as at the time of promotion or other change in responsibilities and in connection with special awards. The tally sheets affix dollar amounts to all components of the Named Executive Officer's compensation, including salary, incentive pay, deferred compensation, outstanding equity awards, other benefits and potential change in control severance payments. The Committee reviews the tally sheets of the Walter Named Executive Officers against the survey data provided by Hewitt and may consider internal and external adjustment factors such as time in position and experience, individual performance, business impact, affordability, future potential, and retention and attraction concerns when determining compensation.

        In addition to tally sheet and external market data considerations, the Walter Committee meets with its Executive Officers, including the JWHHC Named Executive Officers at various times during the year, which allows the Walter Committee to perform its own assessment of the performance of each Executive Officer. The Walter Committee also considers the evaluation by JWHHC's principal executive officer, of the JWHHC Named Executive Officers and other key employees.

Base Salary

        Walter has, for many years, maintained specific salary grade levels and corresponding pay ranges for every salaried position in Walter, including the JWHHC Named Executive Officers. Walter generally aims to set the midpoint of each element of executive officer compensation within a salary grade, as well as overall compensation for each salary grade, at approximately the 50th percentile relative to Walter's peer group of companies. The Walter Committee reviews and approves the base salary of each of Walter's Named Executive Officers, which include two of the JWHHC Named Executive Officers, Messrs. O'Brien and Cauthen, on an annual basis, as well as at the time of promotion or other change in responsibilities. In determining salary adjustments, the Walter Committee considers the responsibilities associated with the position, individual contribution and performance, position within the salary range, retention, experience, and Walter's performance and the level of pay compared to the general industry peer group companies. In fiscal 2008, through the period that the JWHHC Named Executive Officers entered into new employment agreements, the base salary of Mr. O'Brien was approximately 55% below the 50th percentile relative to Walter's peer group; Mr. Cauthen's base salary was approximately 7% above the 50th percentile relative to Walter's peer group; and Ms. Perez was approximately 6% above the 50th percentile for the market data of her salary grade.

        In connection with the planned separation of the Financing business from Walter and the change in responsibilities of the JWHHC Named Executive Officers as a result of the proposed merger of Spinco with Hanover, in September, 2008, Hewitt provided JWHHC with a proposed compensation structure for a publicly traded real estate investment trust (REIT). Based on market data sources, the proposed structure included recommendations related to base salary, annual cash incentive compensation and long-term incentives for the positions the JWHHC Named Executive officers would hold on the spun and merged entity. The market data sources utilized by Hewitt include REIT proxy data, REIT survey data that blended REITs with less than $1 billion market cap and having 200 to 750 employees, and general industry companies with revenues regressed to $220 million. In connection with the employment positions each accepted associated with the planned spin-off and proposed merger with Hanover, the JWHHC Named Executive Officers signed new employment agreements with JWH Holding Company, LLC in December 2008. The base salary under the new employment arrangements with Mr. O'Brien and Ms. Perez are slightly below the 50th percentile relative to the REIT market data sources and place Mr. Cauthen slightly above the 50th percentile relative to the REIT market data sources.

        Salaries paid to the JWHHC Named Executive Officers in 2008 are reflected in the "Salary" column of the Summary Compensation Table on page 214 of this proxy statement/prospectus.

Annual Cash Inventive Compensation

        Annual incentive compensation provides Walter's executive officers and other key employees, including the JWHHC Named Executive Officers, with the opportunity to earn cash based on the achievement of specific pre-established measurable financial and individual objectives that provide a meaningful contribution to Walter's performance. The Walter Committee believes that annual cash incentives motivate and provide focus on the achievement of short-term financial, strategic and individual performance goals, which ultimately lead to long-term operating results.

        Annual incentive compensation is awarded to certain Walter's Executive Officers and other key employees under Walter's Executive Incentive Plan (the "Walter Executive Incentive Plan"), which was approved by Walter's stockholders in 2006. Annual incentive opportunities are targeted at approximately the 50th percentile relative to Walter's peer group of companies. The maximum annual cash incentive that may be awarded to Walter's primary executive officers is 3% of the Company's operating income for the related fiscal year. The Walter Committee has discretion under the Walter Executive Incentive Plan to decrease the size of the award pool, and to modify any award target for any executive officer, or make no award.

        For fiscal 2008, the Walter Committee did not make any awards to the JWHHC Named Executive Officers under the terms of the Walter Executive Incentive Plan. In December 2009, the JWHHC Named Executive Officers were paid bonuses in connection with the employment positions each accepted associated with the planned spin-off and proposed merger with Hanover.

        Bonuses paid to JWHHC Named Executive Officers in 2008 are reflected in the "Bonus" column of the Summary Compensation Table on page 214 of this proxy statement/prospectus.

Long-Term Equity-Based Compensation

        Long-term, equity-based incentive compensation is awarded under Walter's 2002 Long-Term Incentive Award Plan, which was approved by Walter's stockholders on April 25, 2002 (the "Walter 2002 Stock Plan"). The Walter 2002 Stock Plan provides an opportunity for Walter's executive officers and certain key employees, including the JWHHC Named Executive Officers, to increase their stake in Walter through grants and issuance of incentive and non-qualified stock options, restricted stock units, stock appreciation rights and other stock awards. The Walter 2002 Stock Plan is the successor to Walter's Long-Term Incentive Stock Plan approved by Walter's stockholders in 1995, which expired in 2005. The purpose of the Walter 2002 Stock Plan is to provide equity as a component of executive compensation to assure external competitiveness of total compensation, to motivate Walter's executive officers and key employees, including the JWHHC Named Executive Officers, to focus on long-term performance and to retain the services of the executives during the vesting period since, in most circumstances, the awards will be forfeited if the executive leaves Walter's employ before the award vests.

        Under the Walter 2002 Stock Plan, grants of awards are made by the Walter Committee based on recommendations of Walter's principal executive officers with respect to those executives and key employees reporting to them, and the advice of the Walter Committee's outside consultant, Hewitt. The Walter Committee bases the annual equity award on a target projected cash value of the award, using a modified Black-Scholes formula provided by Hewitt. In determining grants of awards to Walter's executive officers, the Walter Committee considers the respective responsibilities of each executive officer, external stock-based compensation survey data provided by Hewitt, peer group comparisons and the strategic and operational goals and performance of each executive officer and the contributions by those officers to Walter's long-term performance.

        The Walter Committee reviews and approves equity-based compensation for each executive officer of Walter on an annual basis, as well as at the time of promotion or other change in responsibilities and in connection with special awards. Walter does not coordinate the timing of equity grants with the release of material non-public information. Walter's annual long-term equity awards are granted at a fixed time each year, at the time of the first regular meeting of the Walter Committee in the year. In 2008, this meeting was held on February 27, 2008.

        The Walter Committee based the annual equity awards made during 2008 on an economic value of the award targeted at approximately the 50th percentile relative to Walter's peer group of companies, but made adjustments as appropriate based on the level of experience and responsibility of the executive officer, as well as contributions by the executive officer to Walter's strategic and operational goals, which included, in the case of the JWHHC Named Executive Officers, the management of both the Homebuilding business and the Financing business in a difficult economic climate, the development of a strategy to separate the Homebuilding and Financing businesses from Walter and the implementation of that planned strategy. Based on external market data, the Walter Committee targeted a long-term incentive value mix of 1/3 non-qualified stock options and 2/3 restricted stock units. In determining the actual number of stock options and restricted stock units to be granted, the Walter Committee relied upon a methodology developed by Hewitt to assign an economic value to each equity award. This economic value is based on a modified Black-Scholes methodology and depends, in part, on the vesting schedule, the exercise period and the impact of employment terminations. The economic value of the long-term equity compensation awards to Messrs. O'Brien and Cauthen and Ms. Perez in 2008 were made at the targeted 50th percentile range for similar positions in Walter's peer group.

Non-Qualified Stock Options

        Walter's executive officers, including the JWHHC Named Executive Officers, are awarded non-qualified stock options with an exercise price at the then market value of Walters common stock based on the average of the high and low prices for Walter's common stock as traded on the New York Stock Exchange on the date of the grant. The stock options granted in 2008 have a ten-year term and vest ratably on the first, second and third anniversaries of the option grant. At the end of the option term, the right to purchase any unexercised options expires and the options are forfeited. Subject to exceptions at the discretion of the Walter Committee, unvested options are forfeited by the executive in the case of death, disability, retirement, voluntary or involuntary termination of employment with Walter, except in those instances where the executive officer's employment agreement provides otherwise. Under a change in control of Walter, stock options automatically vest and become exercisable under the terms outlined in the stock option award agreement.

Restricted Stock Units

        In order to maximize the retention and motivational elements of the restricted stock units awarded to Walter's executive officers, including the JWHHC Named Executive Officers, the Walter Committee provided that vesting would occur ratably on the first, second and third anniversaries of the date of the award. The number of restricted stock units awarded to each of Walter's executive officers, including the JWHHC Named Executive Officers, was determined by the then market value of Walter's common stock based on the average of the high and low prices of Walter's common stock as traded on the New York Stock Exchange on the date of the award. All unvested restricted stock units are forfeited in the case of death, disability, retirement, voluntary or involuntary termination of employment with Walter. Under a change in control of Walter, all shares of restricted stock units immediately vest.

        Information related to the stock options and restricted stock units awarded to the JWHHC Named Executive Officers in 2008 are reflected in the Grants of Plan-Based Awards table on page 216 of this proxy statement/prospectus.

Retirement Plans

  Defined Benefit Plan

        The Pension Plan for Salaried Employees of Walter Industries, Inc., its Subsidiaries, Divisions and Affiliates (the "Walter Pension Plan") is a tax-qualified defined benefit pension plan for salaried employees of participating subsidiaries of Walter. Benefits are based upon years of service with the subsidiary and the highest average annual compensation, including overtime pay, incentive compensation and certain other forms of compensation reportable as wages taxable for Federal income tax purposes, for the five consecutive years of earnings within the final ten years of employment by the participant. The plan is integrated with social security. Normal retirement under the Walter Pension Plan is age 65, provided the participant has at least 5 years of service. Early retirement benefits are available under the Walter Pension Plan at age 50 provided the participant has at least 10 years of service. Enhanced early retirement benefit payments are available under the Pension Plan upon the completion of 80 points, a combination of age and years of service.

        Executive officers of Walter whose contributions under the Walter Pension Plan have been limited by the statutory provisions of the Internal Revenue Code participate in the Supplemental Pension Plan for Salaried Employees of Walter Industries, Inc., its Subsidiaries, Divisions and Affiliates (the "Walter Supplemental Pension Plan"). The Walter Supplemental Pension Plan allows Walter to provide the same benefit value to impacted employees as other participating employees. The Walter Supplemental Pension Plan is an unfunded plan. Walter pays the present value of such benefits as soon as practical following termination of employment and in a manner designed to avoid the imposition of an excise tax under Internal Revenue Service Code Section 409A.

        None of the JWHHC Named Executive Officers participate in Walter's defined benefit pension plan. It is not expected that the Surviving Corporation will maintain any qualified or non-qualified defined benefit pension plans.

  Retirement Savings Plan

        Walter's Retirement Savings Plan (the "Walter Savings Plan") is a tax-qualified 401(k) plan with a profit sharing feature. The Walter Savings Plan provides retirement benefits for non-union employees of Walter and participating subsidiaries who do not participate in the Walter Pension Plan. Participating employees can contribute a portion of his or her salary on a pre-tax basis up to a maximum amount as set by the Internal Revenue Service. For 2008 the maximum pre-tax contribution by an employee into the Walter Savings Plan was $15,500, except for certain catch-up contributions permitted to participants who are age 50 or older. Walter matches dollar for dollar the first 4% of the employees' pay contributed on a pre-tax basis. Walter also makes a discretionary contribution at the end of each calendar year. The discretionary contribution is a percentage of base pay. In 2008, consistent with prior years, Walter made a 6% discretionary contribution to participant's accounts. Vesting of the discretionary portion of the Walter Savings Plan occurs ratably over the employee's initial 5 years of service. Vested amounts contributed by the Company in the Walter Savings Plan for the benefit of the employee, plus earnings, become payable upon termination of employment, death, disability or retirement.

        Walter's executive officers whose contribution under the Walter Savings Plan has been limited by the statutory provisions of the Internal Revenue Code participate in the Walter Supplemental Retirement Savings Plan ("Walter Supplemental Savings Plan"). The Walter Supplemental Savings Plan allows Walter to provide the same contribution, on a percentage basis, to impacted employees as other participating employees. At the time the employee commences participation in the Walter Supplemental Savings Plan the employee may elect to receive payments upon termination of employment, death, disability or retirement in a lump sum or in equal installments. If the participating employee fails to make an election, accrued amounts are payable, at the discretion of Walter, in either a lump sum or equal installments.

        The JWHHC Named Executive Officers participate in the Walter Retirement Savings Plan and, in the case of Mr. Cauthen, the Walter Supplemental Savings Plan.

        Walter's contributions to the retirement plans for participating JWHHC Named Executive Officers for 2008 can be found in the "All Other Compensation" column and footnote 5 of the Summary Compensation Table on page 214 of this proxy statement/prospectus. Supplemental Savings Plan information is reflected in the Nonqualified Deferred Compensation Table on page 218 of this proxy statement/prospectus.

  401(k) Plan

        Walter and certain of its subsidiaries maintain a tax-qualified 401(k) plan (the "Walter 401(k) Plan") in which participating employees can contribute a portion of his or her salary on a pre-tax basis up to a maximum amount as set by the Internal Revenue Service. In 2008, the maximum pre-tax contribution by an employee into the Walter 401(k) Plan was $15,500, except for certain catch-up contributions permitted to participants who are age 50 or older. Participating subsidiary employers are not required to offer a matching component to participants in the Walter 401(k) Plan. Effective January 1, 2008, the participating employers elected to add a matching component to the plan of $0.50 per $1.00 up to the first 6% of pay contributed to the plan by the employee on a pre-tax basis. Matching contributions by the subsidiary employer vest ratably over the employee's initial 5 years of service. Amounts contributed by the subsidiary employer in the Walter 401(k) Plan for the benefit of the employee, plus earnings, become payable upon termination of employment, death, disability or retirement.

        None of the JWHHC Named Executive Officers participate in the Walter 401(k) Plan.

Deferred Compensation

        Walter's Executive Deferred Compensation Plan (the "Walter Deferred Compensation Plan") provides Walter's executive officers and certain key employees who contribute substantially to the success of Walter the opportunity to defer the receipt of certain compensation. A participant may defer up to 100% of base salary and 100% of amounts earned under the annual cash incentive plan. The principal benefit to Walter's executive officers who participate in the Walter Deferred Compensation Plan is that taxes are deferred until the amounts are withdrawn so that savings accumulate on a pre-tax basis. At the time the employee commences participation in the Walter Deferred Compensation Plan the employee may elect to receive payments upon termination of employment, death, disability or retirement in a lump sum or in equal installments. If the participating employee fails to make an election, deferred amounts are payable, at the discretion of Walter, in either a lump sum or equal installments.

        In fiscal year 2008, none of the JWHHC Named Executive Officers participated in the Walter Deferred Compensation Plan.

Perquisites and Other Personal Benefits

        Walter provides certain perquisites to its principal executive officers, including the JWHHC Named Executive Officers which it believes are reasonable and consistent with its overall compensation program. The Walter Committee periodically reviews the level of perquisites provided to Walter's principal executive officers. In 2008, the perquisites provided to the JWHHC Named Executive Officers are as set forth in the "All Other Compensation" column and footnote 5 of the Summary Compensation Table on page 214 of this proxy statement/prospectus. The two components of this category are contributions to Walter Retirement Savings Plans and automobile allowances for the JWHHC Named Executive Officers.

Health and Welfare Benefits

        Walter offers group medical, dental, vision, group life insurance and disability coverage in a flexible benefits package to all active employees of Walter and its subsidiaries, including the JWHHC Named Executive Officers. Every employee is provided life insurance and accidental death coverage up to one times his or her base salary at no charge to the employee. Coverage up to four times base salary may be obtained by the employee for an additional charge. Walter provides long-term disability coverage up to $10,000 per month.

Paid Time Benefits

        Walter provides vacation and other paid holidays to all employees, including the JWHHC Named Executive Officers, comparable to other large companies.

Employee Stock Purchase Plan

        Walter's Amended and Restated Employee Stock Purchase Plan ("ESPP") is a non-qualified stock purchase plan which enables all employees of Walter, and its participating subsidiaries, the ability to purchase Walter common stock through regular payroll deductions. Deductions can be made in even dollar amounts or as a percentage of base salary. Participation requires a minimum monthly deduction of $10.00 and cannot exceed 10% of monthly base salary. Walter contributes an additional amount equal to 15% of the employee's payroll contribution. Upon completion of 5 years of participation in the program, the Walter match to the employee contribution automatically increases to 20%.

        Of the JWHHC Named Executive Officers, Mr. Cauthen and Ms. Perez participate in ESPP.

 SUMMARY COMPENSATION TABLE

        The following table discloses compensation received from Walter or HCM, as applicable, by the Named Executive Officers.

Name and Principal Position(1)	Year	Salary ($)	Bonus ($)		Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)		Total ($)
Mark J. O'Brien	2008	244,904	500,000		208,774	711,158	0	0	40,122	(5)	1,704,958
Chairman and Chief Executive Officer	2007	154,500	0		68,713	1,562,651	304,855	0	31,877	(5)	2,122,596
Surviving Corporation
Charles E. Cauthen, Jr.	2008	350,765	400,000		239,730	271,299	0	0	43,322	(5)	1,305,116
President and Chief Operating Officer	2007	325,000	0		162,181	847,953	285,114	0	41,407	(5)	1,661,655
Surviving Corporation
Kimberly A. Perez	2008	183,010	150,000		50,697	14,335	0	0	19,239	(5)	417,281
Executive Vice President and Chief Financial Officer	2007	178,000	0		37,027	13,317	151,543	0	16,910	(5)	396,797
Surviving Corporation
John A. Burchett	2008	393,585	300,000	(6)	0	0	0	0	20,977	(7)	714,562
Chairman, President and Chief Operating Officer	2007	384,159	0		0	0	0	0	24,977	(7)	409,136
HCM
Irma N. Tavares	2008	319,625	200,000	(6)	0	0	0	0	11,402	(8)	531,027
Chief Operating Officer and Managing Director	2007	311,391	0		0	0	0	0	17,534	(8)	328,925
HCM

(1)
The regulations of the Securities and Exchange Commission require that the following compensation discussion and analysis disclose the compensation received by the individuals who are expected to be the chief executive officer, the president and chief operating officer, and the executive vice president and chief financial officer, respectively, of the Surviving Corporation and the two most highly compensated executive officers of HCM, who are expected to be the next two most highly compensated members of senior management of the Surviving Corporation. These five persons are referred to in this Summary Compensation Table and in each of the four subsequent tables as the Named Executive Officers.

(2)
The value of stock and option awards with respect to Messrs. O'Brien and Cauthen and Ms. Perez represents the accounting charge for equity compensation expense recognized by Walter in 2008 for restricted stock units and stock options granted in 2008 and prior years as required by Statement of Financial Accounting Standards No. 123(R). A discussion of relevant assumptions used in calculating grant date fair value and current year expense pursuant to FAS 123(R) follows this table.

The option award expenses incurred in 2008 for Messrs. O'Brien and Cauthen include approximately $607,000 and $202,000, respectively, for the award of an option to acquire limited liability company interest in JWH Holding Company, LLC, as provided for under the terms of their individual employment agreements.

(3)
Amounts reflect cash incentive awards earned by Messrs. O'Brien and Cauthen and Ms. Perez for the achievement of specific pre-established measurable financial and individual objectives under Walter's Executive Incentive Plan. The awards are based on pre-established, performance-based targets the outcome of which is uncertain at the time the targets are established and therefore are reportable as "Non-Equity Incentive Plan Compensation" rather than as "Bonus".

(4)
Earnings on deferred compensation by Messrs. O'Brien and Cauthen and Ms. Perez are not reflected in this column because the return on earnings is calculated in the same manner and at the same rate as earnings on externally managed investments of employees participating in Walter's tax-qualified 401(k) Retirement Savings Plan.

(5)
For Messrs. O'Brien and Cauthen and Ms. Perez, all other compensation includes: Walter contributions to Retirement Savings Plans and Personal Benefits.

  Walter Contributions to Retirement Savings Plans

  Walter contributed $23,407 into Mr. Cauthen's Retirement Savings account, $7,877 into Mr. O'Brien's Retirement Savings account and $16,910 into Ms. Perez's Retirement Savings account in 2007. Walter contributed $25,322 into Mr. Cauthen's Retirement Savings account, $16,122 into Mr. O'Brien's Retirement Savings account and $19,239 into Ms. Perez's Retirement Savings account in 2008.

  Personal Benefits
  Personal benefits for Mr. O'Brien total $24,000 for an automobile allowance.
  Personal benefits for Mr. Cauthen total $18,000 for an automobile allowance.

(6)
Mr. Burchett was paid a retention bonus of $300,000 by HCM on August 29, 2008, Ms. Tavares was paid a retention bonus of $200,000 by HCM on August 29, 2008.

(7)
Includes for Mr. Burchett $4,400 for employer contributions to 401(k) for each of fiscal 2006 and 2007 and $4,600 for fiscal 2008; $8,030 for insurance premiums for each of fiscal 2006 and 2007 and fiscal 2008; $8,347 for additional disability insurance premiums for each of fiscal 2006 and 2007 and 2008; $8,400 for an automobile allowance for fiscal 2006 and $4,200 for fiscal 2007 and $0 for fiscal 2008; and $803 for club membership dues for fiscal 2006 and $0 for fiscal 2007 and fiscal 2008.

(8)
Includes for Ms. Tavares $4,400 for employer contributions to 401(k) for each of fiscal 2006 and 2007 and $4,600 for fiscal 2008; $995 for insurance premiums for each of fiscal 2006 and 2007 and $1,120 for fiscal 2008; $7,200 for an automobile allowance for fiscal 2006 and $3,600 for fiscal 2007 and $0 for fiscal 2008; and $5,683 for additional disability premiums for fiscal 2006 and $8,539 for fiscal 2007 and $5,682 for fiscal 2008.

        As of January 1, 2006, Walter adopted SFAS No. 123 (revised 2004), "Share-Based Payment" and the Securities and Exchange Commission Staff Bulletin No. 107 (collectively "SFAS 123(R)") which requires Walter to value and record, as compensation expense, stock awards granted to employees under a fair value based method. Prior to January 1, 2006, Walter accounted for stock awards granted to employees under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Prior to the adoption of SFAS 123(R), compensation expense was not required for stock options granted to Walter's employees because all stock options granted had an intrinsic value of $0 at the date of the grant. However, compensation expense associated with restricted stock unit grants was required to be recognized over the vesting period of the grant.

        SFAS 123(R) applies to new awards and to awards modified, repurchased or canceled after January 1, 2006. Walter utilizes the modified prospective application method for stock options and restricted stock units granted prior to January 1, 2006, which requires Walter to record compensation expense beginning January 1, 2006, for the unvested portion of those stock awards. This compensation expense is charged to the statement of operations with a corresponding credit to capital in excess of par value and is generally recognized utilizing the graded vesting method for stock options and straight-line method for restricted stock units. In addition, Walter is required, upon adoption, to calculate the pool of income tax benefits that were previously recorded in capital in excess of par value and are available to absorb future income tax benefit deficiencies that can result from the exercise or maturity of stock awards. Walter has elected to calculate this pool under the alternative transition method provided for in FASB Staff Position No. 123 (R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards." Additionally, Walter is required to reflect the benefits of tax deductions in excess of recognized compensation cost as an operating cash outflow and a financing cash inflow. Walter uses the Black-Scholes option pricing model to value its stock option grants and estimates forfeitures in calculating the expense related to stock-based compensation.

GRANTS OF PLAN-BASED AWARDS

        The following table discloses grants of awards made to a Named Executive Officer during the fiscal year ended December 31, 2008. Awards to Messrs. O'Brien and Cauthen and Ms. Perez reflect the potential payouts under Walter's Executive Incentive Plan and Walter's 2002 Long-Term Incentive Award Plan. Awards to Mr. Burchett and Ms. Tavares reflect the potential payouts under HCM's Bonus Incentive Compensation Plan and HCM's 1999 Equity Incentive Plan.

2008 Grants of Plan-Based Awards

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards
Name	Grant Date(1)	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)(5)	All Other Option Awards: Number of Securities Underlying Options (#)(3)(5)	Exercise or Base Price of Option Awards ($/Sh)(4)(5)	Closing Market Price ($/Sh)	Grant Date Fair Value of Stock and Option Awards (6)
Mark J. O'Brien		0	155,400	310,800
	2/27/08							4,883				260,996
	2/27/08								5,679	53.45	53.52	114,886
Charles E. Cauthen, Jr.		0	195,000	390,000
	2/27/08							3,577				191,191
	2/27/08								4,160	53.45	53.52	84,157
Kimberly A. Perez		0	74,404	148,808
	2/27/08							715				38,217
	2/27/08								832	53.45	53.52	16,831
John A. Burchett	(7)	0	—	—				—	—	—	—	—
Irma N. Tavares	(7)	0	—	—				—	—	—	—	—

(1)
February 27, 2008 was the grant date for annual equity awards to Messrs. O'Brien and Cauthen and Ms. Perez under Walter's 2002 long term incentive award plan.

(2)
Reflects time vested stock awards in the form of restricted stock units payable in Walter's common stock to Messrs. O'Brien and Mr. Cauthen and Ms. Perez. Restricted stock units granted to Mr. O'Brien, Mr. Cauthen and Ms. Perez on February 27, 2008 vest ratably on the first, second and third anniversary of the award grant date.

(3)
For Messrs. O'Brien and Cauthen and Ms. Perez, reflects time vested non-qualified stock options to acquire Walter's common stock. These stock options vest ratably on the first, second and third anniversary of the option grant date and expire in ten years.

(4)
The exercise price for awards attributed to Messrs. O'Brien and Cauthen and Ms. Perez is determined based on the average of the high and low prices of Walter's common stock as traded on the New York Stock Exchange on the grant date.

(5)
The number of shares underlying options awarded and the related exercise prices and the number of restricted stock units awarded to Messrs. O'Brien and Cauthen and Ms. Perez shown in the table are the amounts on the applicable Grant Date.

(6)
The grant date fair value of stock and option awards in the table with respect to Messrs. O'Brien and Cauthen and Ms. Perez are the fair values on the applicable grant date calculated for financial statement reporting purposes in accordance with Statement of Financial Accounting Standards No. 123(R).

(7)
For the fiscal year ended December 31, 2008, HCM made no grants of equity awards to Mr. Burchett and Ms. Tavares under its 1999 equity incentive plan.

 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

        The table discloses outstanding exercisable and unexercisable stock options and unvested restricted stock units outstanding as of December 31, 2008 for the Named Executive Officers as disclosed by Walter or HCM, as applicable.

2008 Outstanding Equity Awards at Fiscal Year-end

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)(1)	Number of Securities Underlying Unexercised Options Unexercisable (#)(1)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(1)	Option Expiration Date(2)		Number of Shares or Units of Stock That Have Not Vested (#)(1)(3)		Market Value of Shares or Units of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Mark J. O'Brien	2,590	0		0	23.64	6/23/2015
	0	2,590		0	34.19	4/28/2016
	0	(5)		0	(5)	3/2/2016	(5)
	0	5,446		0	28.12	1/31/2017
	0	5,679		0	53.45	2/27/2018
								12,896		225,809
Charles E. Cauthen, Jr.	0	1,775	(1)	0	34.29	2/22/2016
	0	(5)		0	(5)	11/2/2016	(5)
	0	3,268		0	28.12	1/31/2017
	0	4160		0	53.45	2/27/2018
								15,814		276,903
Kimberly A. Perez	0	291		0	34.29	2/22/2016
	0	871		0	28.12	1/31/2017
	0	832		0	53.45	2/27/2008
								8,484	(6)	148,555
John A. Burchett	24,270	0		0	15.75	6/30/2012
Irma N. Tavares	18,630	0		0	15.75	6/30/2012

(1)
For Messrs. O'Brien and Cauthen and Ms. Perez, the number of shares underlying options awarded and the related exercise prices and the number of restricted stock units shown in the table are the amounts on the applicable grant date. In connection with the spin-off of Mueller Water Products, Inc. on December 14, 2006 and under the anti-dilution provisions of the Walter Industries, Inc. 2002 Stock Plan, all options and restricted stock units awarded prior to December 14, 2006 were modified on December 15, 2006 to preserve the intrinsic value of the awards. The number of shares of the modified awards was determined by multiplying the number of shares underlying the original equity awards by 1.9426 and in the case of stock options by dividing the stock option exercise price by the same adjustment ratio. This adjustment ratio was obtained by dividing the closing price of Walter's common stock in the "regular way" market on December 14, 2006 ($49.05) by the "ex-dividend" opening price of Walter's common stock on the New York Stock Exchange on December 15, 2006 ($25.25).

(2)
For Messrs. O'Brien and Cauthen and Ms. Perez, the stock option grants under Walter's 2002 long-term incentive award plan expire in ten years and vest ratably on the first, second and third anniversary of the option grant date. For Mr. Burchett and Ms. Tavares the stock option grants under HCM's 1999 equity incentive plan expire in ten years and vest ratably on the first, second and third anniversary of the option grant date.

(3)
For Messrs. O'Brien and Cauthen and Ms. Perez, reflects the time vested stock awards in the form of restricted stock units payable in Walter common stock. The restricted stock units awarded prior to prior to 2007 vest in seven years, subject to accelerated annual vesting of 25% of the units granted in the event that price appreciation of Walter's common stock from the date of grant exceeds 10% compounded annually for a period of sixty consecutive calendar days. Restricted stock units awarded in 2007 vest in three years from the grant date and restricted stock units awarded in 2008 vest ratably on the first, second and third anniversary of the grant date.

(4)
For Messrs. O'Brien and Cauthen and Ms. Perez, assumes a market value of $17.51 per share (the closing market price of Walter's common stock on December 31, 2008).

(5)
In 2006, under the terms of their employment agreements, Walter's board of directors granted Messrs. O'Brien and Cauthen a special option award to acquire limited liability company interests in JWHHC. Mr. O'Brien was granted an option to acquire 7.5% of the equity of JWHHC and Mr. Cauthen was granted an option to acquire 2.5% of the equity of JWHHC. The exercise price of these options was fair value at the date of grant as determined by independent third parties. These options vest over a three-year period and expire in ten years. None of the options were forfeited or exercised as of December 31, 2008. The second amended and restated merger agreement contemplates that these options may be cancelled and cease to be outstanding as of the effective time of the merger by agreement between Spinco and Messrs. O'Brien and Cauthen. See "The Merger Agreement—Equity Awards—Treatment of Spinco Equity Awards," beginning on page 106 of this proxy statement/prospectus.

(6)
Includes restricted stock compensation that was deferred by Ms. Perez from grant dated February 19, 2004.

 OPTION EXERCISES AND STOCK VESTED

        The following table sets forth the actual value received by the Named Executive Officers in 2008 upon the exercise of stock options and the vesting of restricted stock units as disclosed by Walter or HCM, as applicable.

2008 Option Exercises and Stock Vested

	NQSO Option Awards		RSU Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized On Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Mark J. O'Brien	13,084	1,124,861	0	0
Charles E. Cauthen, Jr.	19,947	1,158,921	6,605	346,168
Kimberly A. Perez	8,972	510,653	455	23,846
John A. Burchett	0	0	0	0
Irma N. Tavares	0	0	0	0

(1)
For Messrs. O'Brien and Cauthen and Ms. Perez, the value realized on vesting was based on the average of the high and low prices of Walter common stock as traded on the New York Stock Exchange on the vesting date.

NONQUALIFIED DEFERRED COMPENSATION

        The following table discloses defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified as reported by Walter for Messrs. O'Brien and Cauthen and Ms. Perez and HCM for Mr. Burchett and Ms. Tavares, respectively for the participating Named Executive Officers for the year ended December 31, 2008.

2008 Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(3)
Mark J. O'Brien	0	0	0	0	0
Charles E. Cauthen, Jr.	0	10,403	(9,683)	0	17,650
Kimberly A. Perez	0	0	0	0	0
John A. Burchett	0	0	0	0	0
Irma N. Tavares	0	0	0	0	0

(1)
For Mr. Cauthen, reflects Walter matching contributions to the supplemental retirement savings plan which serves as an excess savings plan when tax limitations are reached under the tax qualified retirement savings plan.

(2)
Walter does not pay above market interest or preferential dividends on investments in its supplemental retirement savings plan or its deferred compensation plan. Earnings are calculated in the same manner and at the same rate as earnings on externally managed investments for employees participating in Walter sponsored tax-qualified retirement savings plan.

(3)
Funds have been set aside by Walter in a rabbi trust for purposes of providing this benefit.

Employment Agreements / Retention Agreements

Employment Agreements of Named Executive Officers Employed by JWHHC

        As previously indicated under "The Transactions—The Merger—Interests of Certain Persons in the Merger," as of December 23, 2008, Messrs. O'Brien and Cauthen and Ms. Perez each entered into employment agreements with JWHHC, effective as of October 1, 2008. In connection with the acquisition of the Financing business from JWHHC by Walter and the subsequent contribution of the Financing business by Walter to Spinco prior to the spin-off, Spinco expects to assume all of JWHHC's rights and obligations under the following employment agreements.

         Mark J. O'Brien.    Mr. O'Brien will continue to serve as Chairman of the board of directors and Chief Executive Officer of JWHHC. Mr. O'Brien's letter agreement provides for a term of three years commencing on October 1, 2008. Under his agreement, Mr. O'Brien is entitled to an annual base salary of $500,000, subject to such periodic increases as may be approved by the compensation committee of the board of directors of JWHHC. Mr. O'Brien also is entitled to an annual target bonus of 75% of his base salary, with a potential maximum annual bonus payment of 200% of base salary or $1 million. In addition, Mr. O'Brien is entitled to participate in JWHHC's group life and health insurance benefit plans and retirement plan generally applicable to similarly situated executives of Spinco. Mr. O'Brien is entitled to four weeks of vacation annually as well as reimbursement of reasonable out-of-pocket business expenses, along with a monthly auto allowance of $2,000. Mr. O'Brien is also entitled to participate in the JWHHC long term incentive plan, with an annual incentive opportunity of $600,000. Vesting of the awards under the Surviving Corporation's long term incentive plan will accelerate upon Mr. O'Brien's death, disability, termination of his employment by the Surviving Corporation without cause, his constructive termination, or upon a change in ownership or effective control of the Surviving Corporation or in the ownership of a substantial portion the assets of the Surviving Corporation within the meaning of Treas. Reg. 1.409A-3(i)(5). As contemplated in the merger agreement, as of the effective time of the merger, Mr. O'Brien shall be entitled to a fully vested equity award (as of the effective time of the merger) equal to 2.5% of the total outstanding equity of the Surviving Corporation to be issued no earlier than the third anniversary of the effective time of the merger subject to Mr. O'Brien's right to elect to further defer receipt of such stock. In addition, Mr. O'Brien is entitled to receive dividend equivalents in cash until the end of the deferral period. In accordance with Treas. Reg. 1.409A-3(e), the dividend equivalents will be treated separately from Mr. O'Brien's right to the 2.5% stock interest and the dividend equivalents, if any, must be paid contemporaneously with actual dividends, if any, but at least annually. Notwithstanding the foregoing, the deferral period will terminate and the Surviving Corporation will immediately issue to Mr. O'Brien (or his estate, as applicable) the 2.5% stock interest upon his death or disability, upon his involuntary termination of employment for any reason other than for cause, or upon a change in the ownership or effective control of the Surviving Corporation or in the ownership of a substantial portion of the assets of the Surviving Corporation within the meaning of Treas. Reg. 1.409A-3(i)(5). In the event of termination other than for cause, resignation following a significant diminution in pay or responsibilities, a material breach of the terms of the agreement, disability, death, or a forced relocation of more than 50 miles from JWHHC's, Tampa, Florida location, Mr. O'Brien will be entitled to continued participation in JWHHC's benefit plans until the earlier of (i) the 18 month anniversary of the termination date or (ii) the date on which he becomes eligible to receive comparable benefits from subsequent employment. Mr. O'Brien's agreement also provides that for a period of eighteen months following any termination of employment thereunder, he will be bound by non-competition and non-solicitation provisions. Mr. O'Brien will also be bound by a non-disparagement provision following his termination of employment under this agreement for any reason for as long as JWHHC or any affiliate, successor or assigns carries on the same business. If any payment under the agreement or any other agreement with the Company results in the imposition of any excise or additional tax on Mr. O'Brien, the Company will make an additional payment to Mr. O'Brien to cover the full cost of such excise or additional tax payment so that he is in the same after-tax position had he not been subject to the excise or additional tax.

         Charles E. Cauthen.    Mr. Cauthen will continue to serve as the President and Chief Operating Officer of JWHHC under his agreement commencing on October 1, 2008. Under his agreement, which has no specified duration, Mr. Cauthen is entitled to an annual base salary of $400,000, subject to such periodic adjustments as may be approved by the compensation committee of the board of directors of Spinco. Mr. Cauthen is also entitled to an annual target bonus payment of 70% of his base salary. Mr. Cauthen is also entitled to participate in JWHHC's group life and health insurance benefit plans and retirement plan generally applicable to similarly situated executives. In addition, Mr. Cauthen is entitled to 30 days of vacation annually as well as reimbursement of reasonable out-of-pocket business expenses, along with a monthly auto allowance of $1,500. Mr. Cauthen is entitled to participate in the JWHHC long term incentive plan, with an annual incentive opportunity of $400,000. As contemplated in the merger agreement, Mr. Cauthen shall be entitled to a fully vested equity award (as of the effective time of the merger) equal to 0.833% of the total outstanding equity of the Surviving Corporation to be issued no earlier than the third anniversary of the effective time of the merger. In addition, Mr. Cauthen is entitled to receive dividend equivalents in cash until the end of the deferral period. In accordance with Treas. Reg. 1.409A-3(e), the dividend equivalents will be treated separately from Mr. Cauthen's right to the 0.833% stock interest and the dividend equivalents, if any, must be paid contemporaneously with actual dividends, if any, but at least annually. In the event of termination other than for cause, resignation following a significant diminution in pay or responsibilities, a material breach of the terms of the agreement, or a forced relocation of more than 50 miles from JWHHC's, Tampa, Florida location, Mr. Cauthen will be entitled to (a) eighteen months of base salary continuation and target bonus, including his monthly auto allowance, and (b) continued participation in JWHHC's benefit plans until the earlier of (i) the 18 month anniversary of the termination date or (ii) the date on which he becomes eligible to receive comparable benefits from subsequent employment. Mr. Cauthen's agreement also provides that for a period of eighteen months following any termination of employment thereunder he will be bound by non-competition and non-solicitation provisions. Mr. Cauthen will also be bound by a non-disparagement provision following his termination of employment under this agreement for any reason for as long as JWHHC or any affiliate, successor or assigns carries on the same business. If any payment under the letter agreement or any other agreement with the Company results in the imposition of any excise or additional tax on Mr. Cauthen, the Company will make an additional payment to Mr. Cauthen to cover the full cost of such excise or additional tax payment so that he is in the same after-tax position had he not been subject to the excise or additional tax.

         Kimberly Perez.    Ms. Perez will continue to serve as the Chief Financial Officer of JWHHC under her agreement commencing on December 23, 2008. Under her agreement, which has no specified duration, Ms. Perez is entitled to an annual base salary of $211,010, subject to such periodic adjustments as may be approved by the compensation committee of the board of directors of JWHHC; provided that as of the effective time of the merger Ms. Perez's base salary shall be increased to $236,010. Ms. Perez is also entitled to an annual target bonus payment of 60% of her base salary. Ms. Perez is also entitled to participate in JWHHC's group life and health insurance benefit plans and retirement plan generally applicable to similarly situated executives. In addition, Ms. Perez is entitled to four weeks of vacation annually as well as reimbursement of reasonable out-of-pocket business expenses, along with a monthly auto allowance of $1,000. Ms. Perez is entitled to participate in the JWHHC long term incentive plan. In the event of termination other than for cause, resignation following a significant diminution in duties or responsibilities, a material breach of the terms of the agreement, or a forced relocation of more than 50 miles from JWHHC's, Tampa, Florida location, Ms. Perez will be entitled to (a) twelve months of base salary continuation and target bonus, including her monthly auto allowance, and (b) continued participation in JWHHC's benefit plans until the earlier of (i) the 12 month anniversary of the termination date or (ii) the date on which she becomes eligible to receive comparable benefits from subsequent employment. Ms. Perez's agreement also provides that for a period of twelve months following any termination of employment thereunder she will be bound by non-competition and non-solicitation provisions. Ms. Perez will also be bound by a non-disparagement provision following her termination of employment under this agreement for any reason for as long as JWHHC or any affiliate, successor or assigns carries on the same business. If any payment under the letter agreement or any other agreement with JWHHC results in the imposition of any excise or additional tax on Ms. Perez, JWHHC will make an additional payment to Ms. Perez to cover the full cost of such excise or additional tax payment so that she is in the same after-tax position had she not been subject to the excise or additional tax.

Change In Control Agreements

        As of December 31, 2008, Messrs. O'Brien and Cauthen and Ms. Perez do not have any change in control agreements with JWHHC.

        The following table illustrates potential payments and benefits to Messrs. O'Brien and Cauthen and Ms. Perez as of December 31, 2008 under then existing contracts, agreements, plans or arrangements with JWHHC for an involuntary termination of employment not for cause or a change in control, assuming a December 31, 2008 termination date. To the extent payment and benefits are generally available to employees on a non-discriminatory basis, they are excluded from this table.

POTENTIAL PAYMENTS UPON A TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL WITH RESPECT TO NAMED EXECUTIVE OFFICERS EMPLOYED BY JWHHC

Name	Cash Severance(1)	Vesting of Unvested Long Term Incentive Awards(2)	Retirement Benefits(3)	Health and Welfare Continuation	Outplacement Services(4)	Gross-Up on Excise Tax	Total
Involuntary Termination Not For Cause
Mark J. O'Brien	$0	$0	$0	$19,246	$0	$0	$19,246	(4)
Charles E. Cauthen, Jr.	$1,047,000	$0	$0	$20,724	$0	$0	$1,067,724	(4)
Kimberly Perez	$0	$0	$0	$0	$0	$0	$0
Qualifying Termination Following a Change In Control
Mark J. O'Brien	$0	$225,809	$0	$0	$0	$0	$225,809	(4)
Charles E. Cauthen, Jr.	$0	$276,903	$0	$0	$0	$0	$276,903	(4)
Kimberly Perez	$0	$148,555	$0	$0	$0	$0	$148,555

(1)
With respect to Mr. Cauthen, involuntary termination represents eighteen months of base pay plus annual incentive payment and automobile allowance as specified in his employment agreement.

(2)
With respect to Messrs. O'Brien and Cauthen and Ms. Perez, includes non-qualified stock options and restricted stock units with the closing stock price of Walter common stock of $17.51 on December 31, 2008.

(3)
No additional amounts under Walter's retirement plans are payable upon the triggering events for Messrs. O'Brien and Cauthen.

(4)
In 2006, under the terms of their employment agreements, the Board of Directors of Walter granted Messrs. O'Brien and Cauthen a special option award to acquire limited liability company interests in JWH Holding Company, LLC. Mr. O'Brien was granted an option to acquire 7.5% of the equity of JWHHC and Mr. Cauthen was granted an option to acquire 2.5% of the equity of JWHHC. The second amended and restated merger agreement contemplates that these options may be cancelled and cease to be outstanding as of the effective time of the merger. See "The Merger Agreement—Equity Awards—Treatment of Spinco Equity Awards," beginning on page 106 of this proxy statement/prospectus.

Employment/Retention Agreements of Named Executive Officers Employed by HCM

        As previously indicated above under "The Transactions—The Merger—Interests of Certain Persons in the Merger," on September 30, 2008, Mr. Burchett and Ms. Tavares each entered into amended employment agreements with HCM. The following discussion of compensation with respect to Mr. Burchett and Ms. Tavares reflects these new employment agreements.

        Effective July 1, 2002, HCM entered into Amended and Restated Employment Agreements ("Employment Agreements") with each of John A. Burchett, its Chairman, President and Chief Executive Officer, and Irma N. Tavares, its current Chief Operating Officer and Managing Director. HCM and each of Mr. Burchett and Ms. Tavares, on November 27, 2007 and September 30, 2008, entered into new revised First and then Second Amended and Restated Employment Agreements which were subsequently amended on February 12, 2009 ("Revised Agreements"). The Revised Employment Agreements have a three year term and expire on September 30, 2011.

        The Revised Employment Agreements provided for a retention bonus of $300,000 to be paid to Mr. Burchett and a retention bonus of $200,000 to be paid to Ms. Tavares, which were paid on August 29, 2008. The Revised Employment Agreements also made several substantial technical corrections to the Employment Agreements in order to make them compliant with Section 409A of the Code.

        The following table applies to the Revised Employment Agreements of Mr. Burchett and Ms. Tavares:

Termination Type	Initiated By	Required Notice	Entitlement	Comments
Termination for Good Cause	HCM	Any Time	N/A	If convicted of felony, employee must pay all costs & expenses (including reasonable attorney's fees) incurred by HCM.
Termination without Good Cause (Involuntary Termination)	HCM	Any Time	(I) Single Lump Sum Separation Payment equal to the lesser amount of:	Payment due on or before 60th day following Separation Date
a) Severance Limit; or

Severance limit = lesser of twice the lesser of: (A) the sum of the Employee's annualized compensation based upon the annual rate of pay for services provided to HCM for the taxable year of the Employee's preceding the taxable year of the Employee in which the Employee has a separation of service with HCM (adjusted for any increase during that year that was expected to continue indefinitely if the Employee had not separated from service): or (B) the maximum amount that may be taken into account under a qualified plan pursuant to Code § 401(a)(17) for the year in which the Employee has a separation of service.

Termination Type	Initiated By	Required Notice	Entitlement	Comments
b) the greater of either:
x. Base Salary Amount; or

Base Salary Amount equals Employee's Base Salary at the rate then in effect. However, if Employee's Termination by HCM without Good Cause occurs within 90 days following a Change in Control, the Base Salary Amount shall mean two times Employee's Base Salary at the rate then in effect.

y. Base Salary Amount at the rate then in effect through Expiration Date

If Severance Compensation is not fully paid on or before 60th day following Separation Date, then a separate payment from the Separation Payment will be paid in the form of salary continuation, beginning on the first regular payroll date following the first day that is 6 mos. after the Employee's Separation Date,

If applicable, salary continuation shall be the greater of:
x. Base Salary Amount, minus the amount paid pursuant to Clause (I)—Separation Payment; or
y. Base Salary Amount at the rate then in effect through the Expiration Date minus the amount paid pursuant to Clause (I) —Separation Payment.

If Employee obtains other full-time or part-time employment or consulting work during the one year period following the Termination Date (unless termination occurred with 90 days following a Change in Control), the amount of payments Employee receives from such employment or work shall be credited against the amount HCM is obligated to pay Employee.

Termination without Good Cause (Not an Involuntary Termination)	HCM	Beginning on the first regular payroll date following the first day that is 6 mos. after the Employee's Separation Date.

Termination Type	Initiated By	Required Notice	Entitlement	Comments
In the form of salary continuation, the greater of:
x. Base Salary Amount; or

Base Salary Amount equals Employee's Base Salary at the rate then in effect. However, if Employee's Termination by HCM without Good Cause occurs within 90 days following a Change in Control, the Base Salary Amount shall mean two times Employee's Base Salary at the rate then in effect.

y. Employee's Base Salary Amount at the rate then in effect through the Expiration Date.

If Employee obtains other full-time or part-time employment or consulting work during the one year period following the Termination Date (unless termination occurred with 90 days following a Change in Control), the amount of payments Employee receives from such employment or work shall be credited against the amount HCM is obligated to pay Employee.

Termination without Cause	Employee	90 Days

If required notice period (or portion thereof) is waived by HCM's board of directors, HCM will pay Employee's Salary for the notice period (or for any remaining portion of the period) provided Employee continues to be employed during that period.

May resign from HCM at any time upon 90 days prior written notice to HCM.
Termination upon Disability of Employee	HCM	N/A

Employee entitled to receive, in full satisfaction of all obligations due to the Employee by HCM under this Agreement, the Employee's Base Salary then in effect while such disability continues until the date upon which any disability benefits pursuant to the disability insurance policy provided by HCM commences (but in no event more than 2 months) and any unreimbursed expenses payable pursuant to the agreement.

HCM may terminate this Agreement, and thereby terminate Employee's employment, upon the disability of the Employee.
Termination upon Death of Employee	HCM	N/A

Employee's Base Salary through last day of the month of death the proceeds of the insurance policy or policies maintained on the Employee's life, pursuant to Agreement, and any unreimbursed expenses payable pursuant to Agreement.

Agreement shall terminate upon the death of Employee, in which event the Employee's estate, legal representatives or Designee shall be entitled to receive, in full satisfaction of all obligations due to the Employee by HCM.

Termination Type	Initiated By	Required Notice	Entitlement	Comments
Termination Due to a Significant Adverse Action Following Change of Control—Any time within 12 months following a Change of Control			HCM shall pay the Employee: (A) Single Lump Sum payment (on or before the 60th day following Separation Date), equal to the lesser of: (I) Severance Limit, or (II) the greater of either: (x) two times Employee's Base Salary at the rate then in effect or (y) the Employee's Base Salary at the rate then in effect through the Expiration Date; and if Employee's Severance Compensation is not fully paid pursuant to Clause (A) —Separation Payment, then (B), as a separate payment from the Separation Payment, payment, in the form of salary continuation, beginning on the 1st regular payroll date following the 1st day that is 6 mos. after the date of Employee's separation from service, of the greater of: (x) two times the Employee's Base Salary at the rate then in effect, minus the amount paid pursuant to Clause (A)—Separation Payment above; or (y) Employee's Base Salary at the rate then in effect through the Expiration Date minus the amount paid pursuant to Clause (A)—Separation Payment above.	Employee must notify Company in writing within 30 days of the date on which the Significant Adverse Action first occurred, and HCM fails to cure the Significant Adverse Action within 30 days of receipt of such notice, then the Employee may terminate the Employee's employment on or within 15 days after the 30th day of HCM's failure to cure the Significant Adverse Action of which the Employee gave such written notice.

Termination Upon or following Expiration of Agreement	Company	Involuntary Termination

HCM shall pay the Employee (A) a Separation Payment, in a single lump sum on or before the 60th day following the Employee's Separation Date, equal to the lesser of the Severance Limit or one times the Employee's Base Salary at the rate then in effect; an if the Employee's Severance Compensation is not fully paid out pursuant to Clause (A)—Separation Payment, then (B) as a separate payment from the Separation Payment, payment in the form of salary continuation, beginning on the first regular payroll date next following the first day that is 6 mos. after the Employee's Separation Date, of one times the Employee's Base Salary at the rate then in effect, minus the amount paid pursuant to Clause (A)—Separation Payment until the remainder amount is fully repaid.

	Employee	"Not" Involuntary Termination

HCM shall pay the Employee, in the form of salary continuation, beginning on the 1st regular payroll date next following the 1st day that is 6 mos. after the date of Employee's Separation Date, the Employee's Base Salary at the rate then in effect (subject to other terms of payment as detailed in Agreement.)

        The following table illustrates potential payments and benefits to Mr. Burchett and Ms. Tavares as of December 31, 2008, under then-existing contracts, agreements, plans or arrangements with the Company for an involuntary termination of employment not for cause or a change in control, assuming a December 31, 2008, termination date. To the extent payment and benefits are generally available to employees on a non-discriminatory basis, they are excluded from this table:

POTENTIAL PAYMENTS UPON A TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL WITH RESPECT TO NAMED EXECUTIVE OFFICERS EMPLOYED BY HCM

Termination Type		John Burchett	Irma Tavares
Termination for Good Cause	Total $0	$0	$0

Termination without Good Cause	Total $1,426,420	$787,170	$639,250

Termination Following Change of Control	Total $1,426,420	$787,170	$639,250

Termination Upon Expiration of Agreement(2)	Total $713,210	$393,585	$319,625

OWNERSHIP OF PRINCIPAL STOCKHOLDERS

        The following table sets forth the projected beneficial ownership of Surviving Corporation common stock immediately after the effective time of the merger and is derived from information relating to the beneficial ownership of Walter common stock, Spinco Interests and HCM common stock, to the extent publicly available, as of January 31, 2009. The table sets forth the projected beneficial ownership of Surviving Corporation common stock immediately after the effective time of the merger by the following individuals or entities or group:

  •
  each person who will beneficially own 5% or more of Surviving Corporation common stock;

  •
  the Named Executive Officers;

  •
  the directors of the Surviving Corporation; and

  •
  directors of the Surviving Corporation and Named Executive Officers as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC. Except as otherwise indicated, each person or entity named in the table is expected to have sole voting and investment power with respect to all shares of Surviving Corporation common stock shown as beneficially owned, subject to applicable community property laws. As of January 31, 2009, 53,276,191 shares of Walter common stock and 8,654,562 shares of HCM common stock were outstanding, and for purposes of this calculation, except as otherwise indicated in the next sentences those shares are assumed to be the number of shares of Walter common stock outstanding on the record date for the spin-off and the number of shares of HCM common stock outstanding immediately prior to the effective time of the merger, respectively. This calculation gives effect to the taxable dividend, Exchange Share Issuance and the merger, including the HCM share combination.

Name and Mailing Address	Amount and Nature of Beneficial Ownership	Percent of Common Stock Outstanding(1)
5% Beneficial Owners
Citadel Investment Group, L.L.C(2) 1131 S. Dearborn Street, 32nd Floor Chicago, Illinois 60603	1,342,231	6.75%
Keeley Asset Management Corp.(3) 401 South LaSalle Street Chicago, Illinois 60605	1,245,027	6.26%
Harris Associates L.P.(4) Two North LaSalle Street, Suite 500 Chicago, Illinois 60602-3790	1,180,688	5.94%
Morgan Stanley(5) 1585 Broadway New York, New York 10036	1,122,436	5.65%
Morgan Stanley Capital Services, Inc.(6) 1585 Broadway New York, New York 10036	1,074,159	5.40%

Directors and Named Executive Officers of the Surviving Corporation
Denmar J. Dixon	3,895		*
William J. Meurer	—		—
Shannon Smith	551		*
Ellyn L. Brown	—		—
Mark J. O'Brien	2,294	(7)(8)	—
Michael T. Tokarz	16,205	(9)	*
Charles E. Cauthen	15,092	(7)(8)	*
Kimberly A. Perez	1,220	(7)	*
John A. Burchett	12,903	(10)	*
Irma N. Tavares	4,509	(11)	*
All Directors and Named Executive Officers as a Group	27,902	(7)(8)(9)(10)(11)	*

(1)
Assuming 19,882,210 shares of common stock of the Surviving Corporation outstanding immediately following the effective time of the merger, which amount does not include shares of Surviving Corporation common stock reserved for issuance in settlement of restricted stock units of the Surviving Corporation payable to Spinco optionholders in connection with the merger.

(2)
According to the Schedule 13G filed by Citadel Investment Group, L.L.C., Citadel Investment Group II, L.L.C., Citadel Limited Partnership, Kenneth Griffin, Citadel Holdings I LP, Citadel Holdings II LP, Citadel Advisors LLC, Citadel Equity Fund Ltd., Citadel Derivatives Group LLC and Citadel Derivatives Trading Ltd. ("Citadel") on February 13, 2008 (the "Citadel 13G"), Citadel is the beneficial owner of an aggregate of 3,653,288 shares of Walter common stock. According to the Citadel 13G, Citadel has the shared power to vote or direct the voting and the shared power to dispose or to direct the disposition of 3,653,288 of the shares of Walter common stock.

(3)
According to the Schedule 13G filed by Keeley Asset Management Corp. ("Keeley") on February 14, 2008 (the "Keeley 13G"), Keeley is the beneficial owner of an aggregate of 3,388,717 shares of Walter common stock. According to the Keeley 13G, Keeley has the sole power to vote or direct the voting of 3,242,997 of the shares of Walter common stock, the shared power to vote or direct the voting of none of the shares of Walter common stock, the sole power to dispose or to direct the disposition of 3,388,717 of the shares of Walter common stock and the shared power to dispose or to direct the disposition of none of the shares of Walter common stock.

(4)
According to the Schedule 13G filed by Harris Associates L.P. ("Harris") and Harris Associates Inc. on February 13, 2008 (the "Harris 13G"), Harris beneficially own an aggregate of 3,213,600 shares of Walter common stock. According to the Harris 13G, Harris has sole power to vote or to direct the voting of none of the shares of Walter common stock, shared power to vote or direct the voting of 3,213,600 of the shares of Walter common stock, sole power to dispose or to direct the disposition of 712,900 of the shares of Walter common stock and shared power to dispose or to direct the disposition of 2,500,700 of the shares of Walter common stock.

(5)
According to the Schedule 13G filed by Morgan Stanley ("Morgan Stanley") on January 5, 2009, (the "Morgan Stanley 13G") Morgan Stanley is the beneficial owner of an aggregate of 3,055,048 shares of Walter common stock. According to the Morgan Stanley 13G, Morgan Stanley has the sole power to vote or direct the voting of 3,047,670 shares of Walter common stock, the shared power to vote or direct the voting of 7,378 shares of Walter common stock, the sole power to dispose or to direct the disposition of 3,055,048 shares of Walter common stock and the shared power to dispose or to direct the disposition of zero shares of Walter common stock.

(6)
According to the Schedule 13G filed by Morgan Stanley Capital Services Inc. ("Morgan Stanley Capital") on January 5, 2009, (the "Morgan Stanley Capital 13G") Morgan Stanley Capital is the beneficial owner of an aggregate of 2,923,649 shares of Walter common stock. According to the Morgan Stanley Capital 13G, Morgan Stanley Capital has the sole power to vote or direct the voting of and the sole power to dispose or to direct the disposition of 2,923,649 shares of Walter common stock.

(7)
With respect to Messrs. O'Brien and Cauthen and Ms. Perez, excludes options to acquire shares of Walter common stock and restricted stock units denominated in shares of Walter common stock, each of which, subject to such election by Messrs. O'Brien or Cauthen or Ms. Perez, shall be converted into like awards of the Surviving Corporation in connection with the merger pursuant to a formula set forth in the merger agreement, which is based on a valuation of the Surviving Corporation common stock that will not be available until the effective time of the merger. For a description of this formula, see "The Merger Agreement—Equity Awards—Treatment of Walter Equity Awards held by Spinco Employees" beginning on page 105 of this proxy statement/prospectus. With respect to Mr. O'Brien, awards excluded from this table include: 16,305 options to acquire Walter common stock (including 2,590 options to acquire Walter common stock exercisable within 60 days of December 31, 2008) and 12,896 restricted stock units of Walter, in each case outstanding as of December 31, 2008, and expected to remain outstanding at the effective time of the merger. With respect to Mr. Cauthen, awards excluded from this table include: 9,203 options to acquire Walter common stock (none of which are exercisable within 60 days of September 30, 2008) and 15,814 restricted stock units of Walter, in each case outstanding as of December 31, 2008, and expected to remain outstanding at the effective time of the merger. With respect to Ms. Perez, awards excluded from this table include: 1,994 options to acquire Walter common stock (none of which are exercisable within 60 days of December 31, 2008) and 8,484 restricted stock units of Walter, in each case outstanding as of September 30, 2008, and expected to remain outstanding at the effective time of the merger.

(8)
With respect to Messrs. O'Brien and Cauthen, excludes options to acquire an aggregate 10% of the outstanding Spinco limited liability company units as of December 31, 2008, which options are expected to be cancelled by agreement between Spinco and Messrs. O'Brien and Cauthen in connection with the merger agreement. For more information regarding these Spinco options, see "Description of Spinco Interests—Options to Purchase Units of Spinco" on page 242 of this proxy statement/prospectus. For more information regarding the proposed cancellation of these Spinco options, see "The Merger Agreement—Equity Awards—Treatment of Spinco Equity Awards" beginning on page 106 of this proxy statement/prospectus.

(9)
Because Mr. Tokarz is not expected to be an employee of Spinco at the effective time of the merger, none of the 73,930 options to acquire Walter common stock held by Mr. Tokarz as of December 31, 2008, are expected to convert into options to acquire shares of common stock of the Surviving Corporation in connection with the merger.

(10)
Includes shares of common stock of the Surviving Corporation expected to be issuable upon the exercise of options to acquire 24,270 shares of HCM common stock owned by Mr. Burchett as of December 31, 2008, which are expected to be converted into options to acquire 485 shares of common stock of the Surviving Corporation in connection with the merger. See "The Merger Agreement—Equity Awards—Treatment of HCM Equity Awards" beginning on page 105 of this proxy statement prospectus.

(11)
Includes (i) shares of common stock of the Surviving Corporation expected to be issuable upon the exercise of options to acquire 18,630 shares of HCM common stock owned by Ms. Tavares as of December 31, 2008, which are expected to be converted into options to acquire 372 shares of common stock of the Surviving Corporation in connection with the merger and (ii) shares of common stock of the Surviving Corporation expected to be issuable upon the exercise of options to acquire 3,750 shares of HCM common stock owned by a spouse as of December 31, 2008, which are expected to be converted into options to acquire 75 shares of common stock of the Surviving Corporation in connection with the merger. See "The Merger Agreement—Equity Awards—Treatment of HCM Equity Awards" beginning on page 105 of this proxy statement prospectus.

DESCRIPTION OF STOCK OF THE SURVIVING CORPORATION

        The following summary of the material terms of the Surviving Corporation's stock does not purport to be complete and is subject to and qualified in its entirety by reference to the MGCL and to the Surviving Corporation's charter and bylaws as set forth in the Articles of Amendment and Restatement and the form of Bylaws of HCM attached to this proxy statement/prospectus as Annex C and Annex D, respectively.

General

        Following the Charter Amendment, the Surviving Corporation's charter will provide that it may issue up to 90,000,000 shares of common stock, $0.01 par value per share, and up to 10,000,000 shares of preferred stock, $0.01 par value per share, of which 583,000 shares will be designated as Participating Preferred Stock, par value $0.01 per share. Immediately following the merger, approximately 19.9 million shares of the Surviving Corporation's common stock will be issued and outstanding and no other shares of the Surviving Corporation's stock will be issued and outstanding. Under Maryland law, stockholders of the Surviving Corporation generally will not be personally liable for the Surviving Corporation's obligations solely as a result of their status as stockholders.

Common Stock

        All of the shares of the Surviving Corporation's common stock issued in the merger will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of the Surviving Corporation's stock and the provisions of the Surviving Corporation's charter regarding restrictions on ownership and transfer of its stock, the holders of the Surviving Corporation's common stock generally will be entitled to receive dividends on such stock out of assets legally available for distribution to its stockholders when, as and if authorized by the Surviving Corporation's board of directors and declared by the Surviving Corporation and will be entitled to share ratably in the Surviving Corporation's net assets legally available for distribution to its stockholders in the event of the Surviving Corporation's liquidation, dissolution or winding up, after payment of or adequate provision for all of its known debts and liabilities.

        Subject to the rights of any other class or series of the Surviving Corporation's stock and the provisions of the Surviving Corporation's charter regarding restrictions on ownership and transfer of its stock, each outstanding share of the Surviving Corporation's common stock will entitle the holder to one vote on all matters submitted to a vote of its stockholders, including the election of directors, and the holders of the Surviving Corporation's common stock will possess the exclusive voting power.

        Holders of the Surviving Corporation's common stock will have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and will have no preemptive rights to subscribe for any of the Surviving Corporation's securities. Subject to the provisions of the Surviving Corporation's charter regarding restrictions on ownership and transfer of its stock, all shares of the Surviving Corporation's common stock will have equal dividend, liquidation and other rights.

Power to Reclassify the Surviving Corporation's Unissued Shares

        The Surviving Corporation's board of directors will have the power, without stockholder approval, to classify and reclassify any unissued shares of its common stock or preferred stock into other classes or series of stock, including one or more classes or series of common stock or preferred stock that have priority with respect to voting rights, dividends or upon liquidation over the Surviving Corporation's common stock. Prior to the issuance of shares of each new class or series, the Surviving Corporation's board of directors will be required by the MGCL and its charter to set, subject to the provisions of its charter regarding restrictions on ownership and transfer of its stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series of stock.

Amendments to the Surviving Corporation's Charter and Bylaws and Approval of Extraordinary Actions

        Under Maryland law, a Maryland corporation generally cannot amend its charter, merge, consolidate, sell all or substantially all of its assets, engage in a share exchange or dissolve unless the action is advised by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these actions by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. The Surviving Corporation's charter will provide that the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter will be required to approve amendments to certain provisions of the Surviving Corporation's charter relating to (i) the terms of the Surviving Corporation's common stock, (ii) the power of the Surviving Corporation's board of directors to increase or decrease the number of directors and the classification of the Surviving Corporation's board, (iii) the indemnification and exculpation of directors and officers, (iv) advance notice of stockholder proposals and (v) the vote required to approve charter amendments and extraordinary transactions. The Surviving Corporation's charter will provide that any other charter amendments or extraordinary actions may be approved by the affirmative vote of the holders of a majority of all of the votes entitled to be cast on the matter.

        The Surviving Corporation's board of directors will have the exclusive power to adopt, alter or repeal any provision of the Surviving Corporation's bylaws and to make new bylaws.

Removal of Directors; Vacancies on the Surviving Corporation's Board of Directors

        The Surviving Corporation's charter will provide that, subject to the rights of holders of any class or series of stock separately entitled to elect one or more directors, a director may be removed only for cause, by the affirmative vote of a majority of the combined voting power of all classes of shares of stock entitled to vote in the election of directors, voting as a single class, and that that the Surviving Corporation's board of directors and stockholders will have the concurrent power to elect directors to fill vacancies on the board. Immediately following the merger, by resolution of its board of directors, the Surviving Corporation intends to elect to be subject to certain provisions of the MGCL, as a result of which the affirmative vote of two-thirds of the votes entitled to be cast generally in the election of directors will be required to remove a director, the Surviving Corporation's board of directors will have the exclusive power to fill vacancies on the board of directors and directors elected by the board to fill any vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred.

The Surviving Corporation's Classified Board of Directors

        The Surviving Corporation's charter and bylaws will provide that the number of its directors may be established only by its board of directors but may not be more than 11. Pursuant to the Surviving Corporation's charter, its board of directors will be divided equally, or as nearly equally as possible, into three classes of directors. Directors of each class will be chosen for three-year terms upon the expiration of their current terms and each year one class of directors will be elected by the stockholders. We believe that classification of the Surviving Corporation's board of directors will help to assure the continuity and stability of its business strategies and policies as determined by its board of directors.

        There will be no cumulative voting in the election of the Surviving Corporation's directors and directors will be elected by a plurality of the votes cast in the election of directors, which means that the stockholders entitled to cast a majority of the votes entitled to be cast in the election of directors will be entitled to elect all of the directors then standing for election, and the remaining stockholders may not be able to elect any directors.

Restrictions on Ownership and Transfer

        In order for the Surviving Corporation to qualify as a REIT under the Code, its stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of the Surviving Corporation's stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, the Surviving Corporation must satisfy other requirements as well. See "Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences of the Ownership of Surviving Corporation Common Stock—The Surviving Corporation's Taxation as a REIT" beginning on page 80 of this proxy statement/prospectus.

        The Surviving Corporation's charter will contain restrictions on the ownership and transfer of its stock. The relevant sections of its charter will provide that, subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% in value or number of shares, whichever is more restrictive, of the Surviving Corporation's outstanding common stock or 9.8% in value of the Surviving Corporation's outstanding stock. These limits are collectively referred to as the "ownership limit."

        The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of the Surviving Corporation's outstanding common stock or 9.8% of the Surviving Corporation's outstanding stock, or the acquisition of an interest in an entity that owns, actually or constructively, the Surviving Corporation's stock, could, nevertheless, cause the acquiror, or another individual or entity, to own constructively shares of the Surviving Corporation's outstanding stock in excess of the ownership limit.

        The Surviving Corporation's board of directors will be able to, upon receipt of certain representations and agreements and in its sole discretion, prospectively or retroactively, waive the ownership limit or establish a different limit on ownership, or an excepted holder limit, for a particular stockholder if the stockholder's ownership in excess of the ownership limit would not result in the Surviving Corporation being "closely held" under Section 856(h) of the Code or otherwise failing to qualify as a REIT. As a condition of granting a waiver of the ownership limit or creating an excepted holder limit, the Surviving Corporation's board of directors will be able to, but is not required to, require an IRS ruling or opinion of counsel satisfactory to the Surviving Corporation's board of directors (in its sole discretion) as it may deem necessary or advisable to determine or ensure the Surviving Corporation's status as a REIT.

        The Surviving Corporation's board of directors will also be able to, from time to time, increase or decrease the ownership limit unless, after giving effect to the increased or decreased ownership limit, five or fewer persons could beneficially own or constructively own, in the aggregate, more than 49.9% in value of the Surviving Corporation's outstanding stock or the Surviving Corporation would otherwise fail to qualify as a REIT. A decreased ownership limit will not apply to any person or entity whose ownership of the Surviving Corporation's stock is in excess of the decreased ownership limit until the person or entity's ownership of the Surviving Corporation's stock equals or falls below the decreased ownership limit, but any further acquisition of the Surviving Corporation's stock will be in violation of the decreased ownership limit.

        The Surviving Corporation's charter will also prohibit:

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  any person from beneficially or constructively owning shares of the Surviving Corporation's stock that would result in it being "closely held" under Section 856(h) of the Code or otherwise cause it to fail to qualify as a REIT; and

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  any person from transferring shares of the Surviving Corporation's stock if the transfer would result in shares of the Surviving Corporation's stock being beneficially owned by fewer than 100 persons.

        Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of the Surviving Corporation's stock that will or may violate the ownership limit or any of the other restrictions on ownership and transfer of the Surviving Corporation's stock, and any person who is the intended transferee of shares of the Surviving Corporation's stock that are transferred to the charitable trust described below, will be required to give at least 15 days prior written notice to the Surviving Corporation and provide the Surviving Corporation with such other information as it may request in order to determine the effect of the transfer on its status as a REIT. The provisions of the Surviving Corporation's charter regarding restrictions on ownership and transfer of its stock will not apply if the Surviving Corporation's board of directors determines that it is no longer in the Surviving Corporation's best interests to attempt to qualify, or to continue to qualify, as a REIT.

        Any attempted transfer of the Surviving Corporation's stock which, if effective, would result in the Surviving Corporation's stock being beneficially owned by fewer than 100 persons will be null and void. Any attempted transfer of the Surviving Corporation's stock which, if effective, would result in a violation of the ownership limit, the Surviving Corporation being "closely held" under Section 856(h) of the Code or the Surviving Corporation otherwise failing to qualify as a REIT will cause the number of shares causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The trustee of the trust will be appointed by the Surviving Corporation and will be unaffiliated with the Surviving Corporation and any proposed transferee of the shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Shares of the Surviving Corporation's stock held in the trust will be issued and outstanding shares. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable restrictions on ownership and transfer of the Surviving Corporation's stock, then the transfer of the shares will be null and void.

        The proposed transferee will not benefit economically from ownership of any shares of the Surviving Corporation's stock held in the trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will exercise all voting rights and receive all dividends and other distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any dividend or other distribution paid prior to the Surviving Corporation's discovery that shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee's sole discretion, to rescind as void any vote cast by a proposed transferee prior to the Surviving Corporation's discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary of the trust. However, if the Surviving Corporation has already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

        Shares of stock transferred to the trustee will be deemed offered for sale to the Surviving Corporation, or its designee, at a price per share equal to the lesser of (i) the price paid per share in the transaction that resulted in such transfer to the charitable trust (or, if the event that resulted in such transfer to the charitable trust did not involve a purchase of such shares at market price, the market price of such stock on the trading day immediately preceding the day of the event that resulted in transfer to the charitable trust) and (ii) the market price of such stock on the date the Surviving Corporation, or its designee, accepts such offer. The Surviving Corporation will have the right to accept such offer until the trustee has sold the shares held in the charitable trust as discussed below. Upon a sale to the Surviving Corporation, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will be required to distribute the net proceeds of the sale to the proposed transferee and any distributions held by the trustee with respect to such shares to the charitable beneficiary.

        If the Surviving Corporation does not buy the shares, the trustee will be required, within 20 days of receiving notice from the Surviving Corporation of a transfer of shares to the trust, to sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limit or the other restrictions on ownership and transfer of the Surviving Corporation's stock. After selling the shares, the trustee will be required to distribute to the proposed transferee an amount equal to the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held by the trust (e.g., a gift, devise or other similar transaction), the market price of such stock on the day of the event causing the shares to be held by the trust and (ii) the price received by the trustee from the sale or other disposition of the shares.

        Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the Surviving Corporation's stock, within 30 days after the end of each taxable year, will be required to give the Surviving Corporation written notice stating the person's name and address, the number of shares of each class and series of the Surviving Corporation's stock that the person beneficially owns, a description of the manner in which the shares are held and any additional information that the Surviving Corporation requests in order to determine the effect, if any, of the person's beneficial ownership on the Surviving Corporation's status as a REIT and to ensure compliance with the ownership limit. In addition, any beneficial owner or constructive owner of shares of the Surviving Corporation's stock and any person or entity (including the stockholder of record) who holds shares of the Surviving Corporation's stock for a beneficial owner or constructive owner will be required to, on request, disclose to the Surviving Corporation in writing such information as the Surviving Corporation may request in order to determine the effect, if any, of the stockholder's actual and constructive ownership of the Surviving Corporation's stock on its status as a REIT and to comply, or determine its compliance with, the requirements of any governmental or taxing authority.

        Any certificates representing shares of the Surviving Corporation's stock will bear a legend referring to the restrictions described above.

Stockholder Protection Rights Agreement

        In April 2000, HCM adopted a stockholder rights plan to enable its stockholders to, among other things, receive fair and equal treatment in the event of a proposed acquisition of HCM. In connection with the adoption of the stockholder rights plan, HCM's board of directors authorized and HCM declared and made a distribution of one preferred stock purchase right for each outstanding share of HCM common stock to HCM's common stockholders of record as of the close of business on April 28, 2000, and one preferred stock purchase right was issued in connection with, and attached to, each share of HCM common stock issued after April 28, 2000. One preferred stock purchase right will be attached to each share of HCM common stock to be issued by HCM before the completion of the merger, including the shares of HCM common stock to be issued in the Exchange Share Issuance, and one preferred stock purchase right will be attached to each share of the Surviving Corporation's common stock issued in the merger and each share of the Surviving Corporation's common stock issued thereafter until the expiration of the stockholder rights plan or the earlier redemption or exchange of the outstanding preferred stock purchase rights. In connection with the execution and delivery of the merger agreement, HCM and Computershare entered into the Third and Fourth Amendments to the Stockholder Protection Rights Agreement, to permit the Amster Parties' acquisition of HCM common stock pursuant to the Amster exchange agreement between HCM and the Amster Parties and the completion of the merger and the other transactions contemplated by the merger agreement without triggering the separation or exercise of the stockholder rights or any other adverse event under the stockholder rights plan. In particular, as a result of the amendment, none of Walter, Spinco or any of their respective affiliates and associates will be an Acquiring Person (as defined in the rights plan) to the extent that any becomes the beneficial owner of 10% or more of HCM's common stock solely as a result of the transactions contemplated by the merger agreement, and neither of the Amster Parties will be an Acquiring Person during the period commencing on the issuance of HCM common stock pursuant to the exchange agreement between HCM and the Amster Parties and ending on the earlier of (i) the effective time of the merger or (ii) the termination of the merger agreement in accordance with its terms. The following description of the preferred stock purchase rights is a summary and is qualified in its entirety by reference to the stockholder rights plan, as amended, which has been included as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

        Following the merger, each preferred stock purchase right will be attached to, and will be transferable with and only with the transfer of, the associated share of the Surviving Corporation's common stock. Until the preferred stock purchase rights separate from the Surviving Corporation's common stock, the transfer of any share of the Surviving Corporation's common stock also will constitute the transfer of the preferred stock purchase right attached to such share. The preferred stock purchase rights will not be exercisable until the rights separate from the Surviving Corporation's common stock and will expire on April 28, 2010, unless earlier redeemed or exchanged by the Surviving Corporation.

        The preferred stock purchase rights will separate from the Surviving Corporation's common stock, and will become exercisable and separately transferrable, upon the earlier of:

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  the tenth business day, or such earlier or later date as the Surviving Corporation's board of directors may determine, following a public announcement that a person or group of affiliated or associated persons, referred to as an "acquiring person," has acquired, or obtained the right to acquire, beneficial ownership of 10% or more (or, in the case of John A. Burchett, 20%) of the outstanding shares of the Surviving Corporation's common stock, other than as a result of the Surviving Corporation's repurchase of its stock or certain inadvertent actions by stockholders; or

  •
  the tenth business day, or such later date as the Surviving Corporation's board of directors may determine, following the commencement of a tender offer or exchange offer that would result in a person or group becoming an "acquiring person," as described above.

        Upon separation from the Surviving Corporation's common stock, the preferred stock purchase rights will be exercisable for one ten-thousandth of a share of the Surviving Corporation's Participating Preferred Stock for a cash exercise price of $850.00, subject to adjustment in accordance with the stockholder rights plan. Any preferred stock purchase rights held by an acquiring person, an affiliate or associate of an acquiring person or certain transferees of an acquiring person or an affiliate or associate of an acquiring person will automatically become void upon separation from the Surviving Corporation's common stock, and no acquiring person, no affiliate or associate of an acquiring person and no such transferee will be entitled to exercise or transfer any preferred stock purchase rights.

        From and after the tenth business day after a public announcement that a person or group has become an acquiring person, or such earlier or later date as the Surviving Corporation's board of directors selects, each holder of preferred stock purchase rights (other than any acquiring person, any affiliate or associate of an acquiring person or certain transferees of an acquiring person or an affiliate or associate of an acquiring person) will have the right to receive, upon exercise of a preferred stock purchase right, shares of the Surviving Corporation's common stock having an aggregate market value equal to two times the exercise price of the preferred stock purchase right. The Surviving Corporation will be entitled to substitute one ten-thousandth of a share of the Surviving Corporation's Participating Preferred Stock for each share of the Surviving Corporation's common stock issuable upon exercise of a preferred stock purchase right. If the Surviving Corporation is acquired in a merger or other business combination transaction, or 50% or more of its consolidated assets or earning power is sold, proper provision will be required to be made so that each holder of preferred stock purchase rights will thereafter have the right to receive, upon the exercise of a preferred stock purchase right, at the then-current exercise price of the right, that number of shares of the acquiring company's common stock having an aggregate market value at the time of such transaction equal to two times the exercise price of the preferred stock purchase right.

        The Surviving Corporation's board of directors will be entitled to redeem the preferred stock purchase rights in whole, but not in part, at a price of $0.01 per right, at any time. At any time after a person becomes an acquiring person and before the acquiring person becomes the beneficial owner of more than 50% of the outstanding shares of the Surviving Corporation's common stock, the Surviving Corporation will have the power to exchange shares of the Surviving Corporation's common stock for all or part of the then-outstanding and exercisable preferred stock purchase rights, at an exchange ratio of one share of the Surviving Corporation's common stock per preferred stock purchase right, subject to adjustment in accordance with the stockholder rights plan.

        After the merger, and adjustment of the exercise price as a result of the HCM share combination, the exercise price of a preferred stock purchase right will be $850.00. The exercise price of the preferred stock purchase rights, the number of shares of the Surviving Corporation's Participating Preferred Stock issuable upon exercise of a preferred stock purchase right and the number of outstanding preferred stock purchase rights will be adjusted to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Surviving Corporation's Participating Preferred Stock or common stock. Until a preferred stock purchase right is exercised or exchanged, its holder, as such, will have no rights as a stockholder of the Surviving Corporation with respect to the preferred stock purchase right, including, without limitation, the right to vote or to receive dividends.

        The Surviving Corporation's board of directors will have the power to amend the terms of the stockholder rights plan without the consent of the Surviving Corporation's stockholders or the holders of preferred stock purchase rights. From and after the date any person or group becomes an acquiring person, however, no amendment may adversely affect the interests of the holders of the outstanding preferred stock purchase rights.

Transfer Agent and Registrar

        The transfer agent and registrar for the Surviving Corporation's common stock will be Computershare Trust Company, N.A.

DESCRIPTION OF CERTAIN PROVISIONS OF MARYLAND LAW AND
THE SURVIVING CORPORATION'S CHARTER AND BYLAWS

        The following is a summary of certain provisions of Maryland law and of the Surviving Corporation's charter and bylaws as well as the effects thereof. It does not purport to be complete and is subject to and qualified in its entirety by reference to the MGCL and to the Surviving Corporation's charter and bylaws, as set forth in the Articles of Amendment and Restatement and the form of Bylaws of HCM attached to this proxy statement/prospectus as Annex C and Annex D, respectively.

Business Combinations

        Under the MGCL, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

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  any person who beneficially owns, directly or indirectly, ten percent or more of the voting power of the corporation's outstanding voting stock; or

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  an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

        A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

        After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

  •
  eighty percent of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

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  two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder, voting together as a single class.

        These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder.

Control Share Acquisitions

        Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to, directly or indirectly, exercise voting power in electing directors within one of the following ranges of voting power:

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  one-tenth or more but less than one-third,

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  one-third or more but less than a majority or

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  a majority or more of all voting power.

        Control shares do not include shares the acquiror is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

        A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

        If voting rights are not approved at the meeting or if the acquiror does not deliver an acquiring person statement as required by the statute, then the corporation may, subject to certain conditions and limitations, redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

        The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

        The Surviving Corporation's bylaws will contain a provision that will exempt from the control share acquisition statute any and all acquisitions by any person of shares of its stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Subtitle 8

        Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or by a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

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  a classified board,

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  a two-thirds vote requirement for removing a director,

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  a requirement that the number of directors be fixed only by vote of the directors,

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  a requirement that a vacancy on the board be filled only by the affirmative vote of a majority of the remaining directors in office and such director shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualified, and

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  a majority requirement for the calling of a special meeting of stockholders.

        Through provisions in the Surviving Corporation's charter and bylaws unrelated to Subtitle 8, the Surviving Corporation will (a) have a classified board, (b) vest in the board the exclusive power to fix the number of directors and (c) require, unless called by the Surviving Corporation's chairman of the board, its president, its chief executive officer or the board, the request of holders of a majority of its outstanding shares to call a special meeting. As discussed above under the caption "Description of Stock of the Surviving Corporation—Removal of Directors; Vacancies on the Surviving Corporation's Board of Directors," immediately following the merger, the Surviving Corporation intends to elect to be subject to the provisions of Subtitle 8 that require a two-thirds vote of stockholders to remove a director, vest in the board of directors the exclusive power to fill vacancies on the board and provide that any director elected to fill a vacancy on the board will serve for the remainder of the full term of the class of directors in which the vacancy occurred.

Special Meetings of the Stockholders

        The Surviving Corporation's chairman, president, chief executive officer or board of directors will have the power to call a special meeting of its stockholders. A special meeting of the Surviving Corporation's stockholders to act on any matter that may properly be brought before a meeting of stockholders will also be called by its secretary upon the written request of the stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at the meeting and containing the information required by the Surviving Corporation's bylaws. The secretary will be required to inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including its proxy materials), and the requesting stockholder will be required to pay such estimated cost to the secretary prior to the preparation and mailing of any notice for such special meeting.

Advance Notice of Director Nomination and New Business

        The Surviving Corporation's charter and bylaws will provide that, at any annual meeting of stockholders, nominations of individuals for election to the board of directors and proposals of business to be considered by stockholders may be made only (i) pursuant to the Surviving Corporation's notice of the meeting, (ii) by the board of directors or (iii) by a stockholder who was a stockholder of record at the time of provision of notice and at the time of the meeting, is entitled to vote at the meeting in the election of directors or on such other proposed business and who has complied with the advance notice procedures of the Surviving Corporation's bylaws. The stockholder generally must provide notice to the secretary not less than 120 days nor more than 150 days prior to the first anniversary of the date of the Surviving Corporation's proxy statement for the solicitation of proxies for election of directors at the preceding year's annual meeting (or, if the Surviving Corporation does not mail a proxy statement for the preceding year's annual meeting, the date of the notice of the preceding year's annual meeting).

        Only the business specified in the Surviving Corporation's notice of meeting may be brought before any special meeting of stockholders. The Surviving Corporation's bylaws will provide that nominations of individuals for election to the Surviving Corporation's board of directors at a special meeting of stockholders may be made only (i) by or at the direction of its board of directors or (ii) provided that the special meeting has been called for the purpose of electing directors, by any stockholder of record at the time of provision of the notice and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions set forth in the Surviving Corporation's bylaws. Such stockholder will be entitled to nominate one or more individuals, as the case may be, for election as a director if the stockholder's notice, containing the information required by the Surviving Corporation's bylaws, is delivered to the secretary not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m., Eastern Time, on the later of (i) the 90th day prior to such special meeting or (ii) the tenth day following the day on which public announcement is first made of the date of the special meeting and the nominees of the Surviving Corporation's board of directors to be elected at the meeting.

Indemnification and Limitation of Directors' and Officers' Liability

        Maryland law permits a Maryland corporation to include in its charter a provision that limits the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active or deliberate dishonesty which is established by a final judgment and is material to the cause of action. The Surviving Corporation's charter will contain a provision that will limit, to the maximum extent permitted by Maryland statutory or decisional law, the liability of its directors and officers to the Surviving Corporation and its stockholders for money damages.

        Maryland law requires a Maryland corporation (unless its charter provides otherwise, which the Surviving Corporation's charter will not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in that capacity unless it is established that:

  •
  the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

  •
  the director or officer actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

        A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, will be limited to expenses.

        In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

        The Surviving Corporation's charter will require, to the maximum extent permitted by Maryland law, the Surviving Corporation to indemnify and to pay or reimburse the reasonable expenses in advance of the final disposition of a proceeding of (a) any present or former director or officer and (b) any individual who, while a director or officer and, at the Surviving Corporation's request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee employee or agent from and against any claim or liability to which he or she may become subject or which he or she may incur by reason of his or her service in any of the foregoing capacities. The Surviving Corporation's charter and bylaws will also permit it to indemnify and advance expenses to any individual who served its predecessor in any of the capacities described above and any employee or agent of the Surviving Corporation or its predecessor.

Effect of Certain Provisions of Maryland Law and of the Charter and Bylaws

        The restrictions on ownership and transfer of the Surviving Corporation's stock will prevent any person from acquiring more than 9.8% of its outstanding common stock or more than 9.8% of its outstanding stock without prior approval of its board of directors. The business combination statute may discourage others from trying to acquire more than 10% of the Surviving Corporation's stock without the advance approval of the Surviving Corporation's board of directors, and may substantially delay or increase the difficulty of consummating any transaction with or change in control of the Surviving Corporation. The Surviving Corporation's preferred stock purchase rights will cause substantial dilution to any person or group who attempts to acquire more than 10% of the Surviving Corporation's common stock without advance approval from the Surviving Corporation's board of directors. Because the Surviving Corporation can approve exceptions to the ownership limit, exempt transactions from the business combination statute and redeem the preferred stock purchase rights, the ownership limit, the business combination statute and the preferred stock purchase rights will not interfere with a merger or other business combination approved by the Surviving Corporation's board of directors. The power of the Surviving Corporation's board of directors to authorize the Surviving Corporation to classify and reclassify unissued common stock or preferred stock, and authorize the Surviving Corporation to issue classified or reclassified shares, also could have the effect of delaying, deferring or preventing a change in control or other transaction.

        The Surviving Corporation's classified board and the Surviving Corporation's election to be subject to the provisions of Subtitle 8 relating to the removal of directors and filling of vacancies on the board of directors prevent the Surviving Corporation's stockholders from removing incumbent directors except for cause and upon a substantial affirmative vote and from filling any vacancies created by such removal with their own nominees. Because the Surviving Corporation's board of directors will be classified, at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the board of directors. These provisions could have the effect of making the removal and replacement of the Surviving Corporation's incumbent directors more time-consuming and difficult and may delay, defer or prevent a proxy contest, tender offer or other attempt to change control of the corporation.

        These provisions, along with other provisions of the MGCL and the Surviving Corporation's charter and bylaws discussed above and in "Description of Stock of the Surviving Corporation" beginning on page 230 of this proxy statement/prospectus, including the supermajority vote that will be required to amend certain provisions of the Surviving Corporation's charter, the advance notice provisions and the procedures that stockholders will be required to follow to request a special meeting, alone or in combination, could have the effect of delaying, deferring or preventing a proxy contest, tender offer, merger or other change in control of the Surviving Corporation that might involve a premium price for the Surviving Corporation's common stockholders or otherwise be in the best interest of the Surviving Corporation's stockholders, and could increase the difficulty of consummating any offer.

DESCRIPTION OF SPINCO INTERESTS

        As part of the merger, the separate existence of Spinco will cease and HCM, which will be renamed Walter Investment Management Corp., will be the Surviving Corporation. The charter and bylaws of HCM immediately prior to the effective time of the merger will be the governing documents of the Surviving Corporation. The following summary describes the material terms of the Spinco Interests prior to the merger. The amended and restated limited liability company agreement of Spinco (the "Spinco LLC Agreement") is being filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part. The rights of Spinco unitholders after the merger as stockholders of the Surviving Corporation will be as set forth above under the heading "Description of Stock of the Surviving Corporation" beginning on page 230 of this proxy statement/prospectus.

Authorized Units

        Under the Spinco LLC Agreement, Spinco has issued one unit of limited liability company interest in Spinco to Walter. The Spinco LLC Agreement provides that at any time and from time to time, the Board of Managers of Spinco may authorize and cause Spinco to issue additional units of limited liability company interests in Spinco to Walter or to any other person or entity. As discussed throughout this proxy statement/prospectus, all issued and outstanding units of Spinco limited liability company interests will be held of record by Walter or, following the spin-off, by an exchange agent on behalf of holders of Walter's common stock outstanding on the Spin-off Record Date.

Options to Purchase Units of Spinco

        Effective March 1, 2007, JWHHC adopted the 2007 Long-Term Incentive Award Plan of JWH Holding Company, LLC, under which up to 20% of the limited liability company interest may be awarded or granted as incentive and non-qualified stock options to eligible employees, consultants and directors of JWHHC. The exercise price of these options will be the fair market value on the date of grant. Options granted under the plan vest over a three-year period and expire ten years after the date of grant. In connection with the transfer of the Financing business from JWHHC to Spinco, Spinco intends to assume the rights and obligations of JWHHC under JWHHC's 2007 Long Term Incentive Award Plan. There are currently no outstanding options to purchase Spinco limited liability company interests. However, as a result of Spinco's assumption of JWHHC's Long Term Incentive Plan, all of the outstanding options to purchase an aggregate 11% of the outstanding JWHHC limited liability company interests will convert into outstanding options to purchase an identical percentage of Spinco limited liability company interests with substantially identical terms and conditions, including exercise price.

        The options will fully vest and become exercisable upon the first of (i) a change in control of JWHHC (excluding a spin-off or other separation of JWHHC), (ii) optionee's termination without cause by JWHHC or any of its subsidiaries, (iii) optionee's resignation of employment following a significant diminution in pay or responsibilities, (iv) optionee's retirement on or after March 2, 2009, (v) optionee's resignation of employment due to a material breach of the optionee's employment agreement by Walter or JWHHC, (vi) termination due to optionee's disability, or (vii) termination due to optionee's death; in each case the holder of vested options will have two years from the date of such termination to exercise his or her vested options before they expire. In the event of the termination of employment of an optionee by JWHHC or any of its subsidiaries for cause (or any other reason not covered in the preceding sentence), unvested options will expire immediately and a holder of vested options will have 90 days to exercise his or her vested options. Following the assumption of the rights and obligations of JWHHC under the 2007 Long Term Incentive Plan, each reference to JWHHC in this paragraph will be applicable to Spinco.

Voting Rights

        Pursuant to the Spinco LLC Agreement, except with respect to changing the maximum or minimum number of managers of Spinco, removing any manager of Spinco (with or without cause), and filling any vacancy occurring in the Board of Managers of Spinco, no member of Spinco (including, without limitation, Walter) in its capacity as a member shall have any right to vote on, consent to or approve any action or other matter to be taken by, of or otherwise affecting Spinco (including, without limitation, with respect to the issuance, transfer or assignment of any units of Spinco limited liability company interests, the admission of any person or entity as a member of Spinco, the sale, lease, transfer, assignment or other disposition of all or substantially all of the assets of Spinco, the merger, consolidation or conversion of or by Spinco or, to the fullest extent permitted by applicable law, the dissolution, liquidation or termination of Spinco) or to otherwise act for or bind Spinco, all such actions and other matters to be taken solely by and in the determination of or pursuant to the express authorization of the board of managers of Spinco, notwithstanding any other provision of the Spinco LLC Agreement or the Delaware Limited Liability Company Act (the "DLLCA") to the contrary (including, without limitation, any provision of the DLLCA that would otherwise vest by default any voting, consent or approval right in any member of Spinco). Any actions expressly permitted to be taken by the members of Spinco as described above shall require the unanimous vote or written consent of all of the members of Spinco. The members of Spinco may take any such actions with or without a meeting. Any such actions of the members of Spinco may be taken without a meeting if a written consent, describing the action taken, is signed by all of the members of Spinco and delivered to Spinco for inclusion in Spinco's minutes or filing with its records. In addition, under the Spinco LLC Agreement, Walter, as the sole member of Spinco prior to the spin-off, is permitted to make an election to treat Spinco as a corporation for tax purposes.

Management of Spinco

        The Spinco LLC Agreement provides that the business and affairs of Spinco shall be managed by its board of managers, which currently consists of three managers: Mark J. O'Brien, Victor P. Patrick and Miles C. Dearden, III. The board of managers of Spinco may, in its sole discretion and upon the affirmative vote of a majority of the managers present at a meeting (or the written consent of the managers that would be necessary to authorize or take such action at a meeting at which all managers were present and voted), and without any approval or consent by Spinco's members, amend or modify the Spinco LLC Agreement.

        The Spinco LLC Agreement provides that Spinco may merge with, or consolidate into, another limited liability company or other business entity (as defined in Section 18-209(a) of the DLLCA), upon the approval solely of the Board of Managers, and without any further act, vote, consent or approval of any member of Spinco (including Walter) or any other person or entity (including, without limitation the merger of Spinco into HCM). In connection with any such merger or consolidation of Spinco, the Board of Managers, without any further act, vote, consent or approval of any member of Spinco (including Walter) or any other person or entity, shall approve an agreement of merger or consolidation, containing such terms as the Board of Managers determines in its sole discretion to be appropriate. In accordance with Section 18-209 of the DLLCA, an agreement of merger or consolidation approved by the Board of Managers may (i) effect any amendment to the Spinco LLC Agreement, or (ii) effect the adoption of a new limited liability company agreement for Spinco if it is the surviving or resulting limited liability company of the merger or consolidation. Any amendment to the Spinco LLC Agreement or adoption of a new limited liability company agreement made pursuant to the previous sentence will be effective at the effective time or date of the merger or consolidation or as otherwise set forth therein (whether earlier or later than the effective time or date of the merger or consolidation). For purposes of clarification, the Board of Managers acting alone may take any action on behalf of Spinco and cause to be executed and delivered any document on behalf of Spinco

(including an agreement of merger or consolidation) in connection with or to effectuate any merger or consolidation of Spinco approved by the Board of Managers or otherwise, without any further act, vote, consent or approval of any member of Spinco (including Walter) or any other person or entity, and any such action previously taken or document previously executed and delivered is automatically ratified, approved, confirmed and adopted by Spinco.

Liability of Members; Indemnification of Walter

        The Spinco LLC Agreement provides that no member of Spinco shall have any liability to Spinco or any third party for the obligations or liabilities of Spinco except to the extent explicitly required by the DLLCA. Spinco shall, to the full extent permitted by applicable law, indemnify and hold harmless Walter against any and all liabilities incurred by it in connection with any action, suit or proceeding to which it may be made a party or otherwise involved or with which Walter shall be threatened by reason of its being a member of Spinco or while acting as a member of Spinco on behalf of Spinco or in its interest, including, without limitation, reasonable costs, expenses and attorneys' fees incurred by Walter in connection with the enforcement of its indemnification rights.

Indemnification of Officers and Directors

        The Spinco LLC Agreement provides that Spinco shall indemnify, to the full extent permitted by applicable law, any person who is or was serving as a manager or officer, and may, but shall not be required to, indemnify any other person who is or was serving as employee or agent of Spinco or who, at the request of Spinco, is or was serving as a director, manager, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan, against (a) litigation expenses, including costs, expenses and reasonable attorneys' fees incurred by any such person in connection with any threatened, pending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative, whether formal or informal, and whether or not brought by or on behalf of Spinco, arising out of such person's status as such or such person's activities in any of the foregoing capacities, (b) liability, including payments made by such person in satisfaction of any judgment, money, decree, fine (including any excise tax assessed with respect to an employee benefit plan), penalty or settlement for which such person may have become liable in any such action, suit or proceeding, and (c) reasonable costs, expenses and attorneys' fees incurred by such person in connection with the enforcement of such person's indemnification rights provided in the Spinco LLC Agreement. Any such litigation expenses may, and shall be required for Walter, managers and officers to be, paid by Spinco in advance of the final disposition of any action, suit or proceeding upon receipt of an unsecured written promise by or on behalf of any such person to repay such amount unless it shall ultimately be determined that such person is entitled to be indemnified by Spinco against such expenses.

 COMPARISON OF THE RIGHTS OF HCM STOCKHOLDERS BEFORE AND AFTER THE SPIN-OFF AND MERGER

        The merger agreement requires HCM to amend and restate its charter immediately before the closing of the Exchange Share Issuance by filing the Articles of Amendment and Restatement of HCM attached to this proxy statement/prospectus as Annex C with the Maryland State Department of Assessments and Taxation. Following the merger, HCM will be the Surviving Corporation, which, while renamed Walter Investment Management Corp., will continue to be incorporated in Maryland and governed by the MGCL and HCM's stockholders will remain holders of the Surviving Corporation's common stock. However, as a result of the Charter Amendment and the merger and certain elections that the Surviving Corporation intends to make immediately after the merger, the rights of HCM's common stockholders before the Charter Amendment and the merger and the rights of the Surviving Corporation's common stockholders after the Charter Amendment and the merger will be different in some respects. The following is a summary of certain differences between the rights of holders of shares of HCM common stock under HCM's charter and bylaws before the Charter Amendment and the merger and the rights of holders of shares of the Surviving Corporation's common stock under the Surviving Corporation's charter and bylaws after the Charter Amendment and the merger. The identification of specific differences does not indicate that other equally or more significant differences do not exist. This summary does not purport to be complete and is qualified in its entirety by reference to the MGCL, HCM's charter and bylaws, which are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the Surviving Corporation's charter and bylaws, as set forth in the Articles of Amendment and Restatement and the form of Bylaws of HCM attached to this proxy statement/prospectus as Annex C and Annex D, respectively. We encourage you to read the Articles of Amendment and Restatement and form of Bylaws of HCM carefully.

Authorized Stock

        HCM is authorized to issue shares of excess stock in connection with the restrictions on ownership and transfer of its stock. The Surviving Corporation will not be authorized to issue a separate class of excess stock.

Vote Required to Approve Certain Charter Amendments

        HCM's charter currently provides that HCM may not amend certain provisions of its charter restricting the transfer and ownership of HCM's stock discussed above in "Description of Stock of the Surviving Corporation—Restrictions on Ownership and Transfer" beginning on page 232 of this proxy statement/prospectus without the approval by at least two-thirds of all of the votes entitled to be cast on the matter. However, HCM's charter also provides that this supermajority vote requirement may be amended by the affirmative vote of a majority of the votes entitled to be cast on the matter. Following the Charter Amendment, the provisions of the Surviving Corporation's charter restricting the transfer and ownership of HCM's stock may be amended with the affirmative vote of a majority of the votes entitled to be cast on the matter.

Restrictions on Ownership

        Under HCM's charter, no person may beneficially or constructively own in excess of 7.5% of the value of HCM's outstanding stock, except for John A. Burchett, who may not beneficially or constructively own in excess of 20% of the value of HCM's outstanding stock. Under the Surviving Corporation's charter, subject to certain exceptions, no person or entity will be entitled to beneficially own, by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% in value or number of shares, whichever is more restrictive, of the Surviving Corporation's outstanding common stock or 9.8% in value of the Surviving Corporation's outstanding stock. As a result of the Charter Amendment, which will be effective immediately prior to the Exchange Share Issuance, HCM's charter will be amended to provide that the restrictions on ownership and transfer of HCM's stock, including the ownership limits, will not apply to the Amster Parties during the period beginning immediately prior to the Exchange Share Issuance and ending immediately after the effective time of the merger. If the Charter Amendment has become effective but the merger has not yet closed, this exemption will terminate on June 26, 2009 and any stock owned by any Amster Party in violation of the restrictions on ownership and transfer of HCM's charter will be transferred to a charitable trust as described above in "Description of Stock of the Surviving Corporation—Restrictions on Ownership and Transfer" beginning on page 232 of this proxy statement/prospectus. We do not anticipate that, immediately following the merger, any person (including the Amster Parties) will own more than 9.8% of the Surviving Corporation's common stock. See "Description of the Surviving Corporation's Stock—Restrictions on Ownership and Transfer" beginning on page 232 of this proxy statement/prospectus.

Power to Terminate REIT Election

        Under HCM's charter, its board of directors may not take any action to terminate HCM's status as a REIT without the approval of at least two-thirds of the votes entitled to be cast on the matter. Following the Charter Amendment, the Surviving Corporation's board of directors will be able to revoke or otherwise terminate the Surviving Corporation's status as a REIT without stockholder approval, if the board determines that it is no longer in the best interests of the Surviving Corporation to continue to be qualified as a REIT.

Removal of Directors

        HCM's charter provides that, subject to the rights of holders of any series of stock separately entitled to elect one or more directors, a director may be removed only for cause, and then only by the affirmative vote of at least a majority of the combined voting power of all classes of shares of stock entitled to vote in the election of directors voting as a single class. This provision of HCM's charter will not be affected by the Charter Amendment or the merger; however, immediately following the merger, the Surviving Corporation intends to elect to be subject to a provision of the MGCL that will require the affirmative vote of two-thirds of the votes entitled to be cast generally in the election of directors to remove a director.

Vacancies on the Board of Directors

        HCM's charter generally provides that both the board of directors and stockholders have the power to fill any vacancies on the board. Under the MGCL and HCM's charter, directors elected by HCM's board of directors to fill a vacancy on its board of directors will serve only until the next annual meeting of HCM's stockholders, regardless of the remaining term of the class of directors in which the vacancy occurred. These provisions of HCM's charter will not be affected by the Charter Amendment or the merger; however, immediately following the merger, the Surviving Corporation intends to elect to be subject to a provision of the MGCL that will vest in the Surviving Corporation's board of directors the exclusive power to fill vacancies on the board and provide that directors elected to fill a vacancy on the board will serve for the remainder of the full term of the class of directors in which the vacancy occurred. As a result of this election, the Surviving Corporation's stockholders will no longer have the power to elect directors to fill vacancies on the board.

Stockholder Meetings

        HCM's bylaws provide that an annual meeting of stockholders shall be held on the third Thursday of May in each year or if that day is a holiday at such other time on such other day falling on or before the 30th day thereafter as set by the board of directors. The Surviving Corporation's bylaws will provide that the annual meeting of stockholders may be held on any date and at any time set by the board of directors.

        HCM's bylaws provide that the chairman of the board, the president or a majority of the board of directors have the power to call a special meeting and that the secretary must call a special meeting on the written request of the stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting. The Surviving Corporation's bylaws will permit the chairman of the board, the president, the chief executive officer or the board of directors of the Surviving Corporation to call a special meeting of its stockholders to act on any matter that may properly be brought before a meeting of stockholders, and will require the secretary of the Surviving Corporation to call a special meeting of its stockholders to act on any matter that may properly be brought before a meeting of stockholders on the written request of the stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at the meeting accompanied by the information required by the Surviving Corporation's bylaws.

Advance Notice of Nominations and Stockholder Proposals

        Pursuant to HCM's bylaws, a stockholder seeking to propose business to be conducted at an annual meeting of HCM's stockholders, including any proposal relating to the nomination of a director to be elected to HCM's board of directors, must provide notice to HCM's secretary, generally not less than 60 nor more than 90 days prior to the first anniversary of the preceding year's annual meeting of HCM's stockholders. The notice must be in writing and contain certain information specified by HCM's bylaws. HCM's bylaws do not require stockholders to provide advance notice of nominations of a director to be elected at a special meeting of stockholders called for the purpose of electing directors.

        Pursuant to the Surviving Corporation's bylaws, a stockholder seeking to nominate an individual for election as a director or propose other business to be conducted at an annual meeting of the Surviving Corporation's stockholders will be required to provide notice to the Surviving Corporation's secretary, generally not less than 120 nor more than 150 days before the first anniversary of the mailing of the notice for the preceding year's annual meeting of the Surviving Corporation's stockholders. A stockholder seeking to nominate an individual for election as a director at a special meeting of the Surviving Corporation's stockholders held for the purpose of electing directors will be required to provide notice to the Surviving Corporation's secretary, generally not earlier than 120 days before the special meeting and not later than the later of 90 days before the special meeting and the tenth day after announcement of the special meeting. To propose such business or nominee for election as a director, a stockholder of the Surviving Corporation will be required to be a stockholder of record at the time notice is given, as of the record date for determining whether the stockholder is entitled to vote at the meeting and on the date of the meeting. The notice will be required to be in writing and contain certain information specified by the Surviving Corporation's bylaws.

Amendments to Bylaws

        Under HCM's bylaws, both the board of directors and the stockholders have the power to amend HCM's bylaws. Under the Surviving Corporation's charter and bylaws, the board of directors will have the exclusive power to adopt, alter or repeal any provision of the bylaws or make new bylaws.

Appraisal Rights

        Subject to certain limited exceptions, HCM's stockholders generally are not entitled to appraisal rights so long as its stock remains listed on a national stock exchange. Under the Surviving Corporation's charter, holders of shares of the Surviving Corporation's stock will not be entitled to exercise any rights of an objecting stockholder except in connection with certain transactions subject to the Maryland business combination or the control shares statutes or unless the Surviving Corporation's board of directors determines that such rights should apply.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF THE SURVIVING CORPORATION

        The following unaudited pro forma statements of operations data for the nine months ended September 30, 2008 and the year ended December 31, 2007 are based on the historical financial statements of HCM and JWHHC. Prior to the spin-off, Walter intends to acquire from JWHHC, and contribute to Spinco, each of the subsidiaries and other assets of JWHHC comprising Walter's Financing business that are to be owned by Spinco at the time of the spin-off. Spinco was formed on February 3, 2009 to receive Walter's Financing business from Walter and to facilitate the separation of that business through the spin-off and the merger. The subsidiaries and assets that Spinco will own at the time of the merger will include all assets of WMC, Best and the active property insurance program of Cardem, which will be transferred to Walter Investment Reinsurance Co. Ltd., a newly-formed Bermuda captive insurance company, prior to the spin-off. As a result, the consolidated financial position, results of operations and cash flows of Spinco at the time of the spin-off and the merger will be substantially the same as those of JWHHC. The unaudited pro forma condensed combined financial statements give effect to (1) JWHHC's transfer of assets comprising Walter's Financing business to Walter and the subsequent contribution of those assets to Spinco, (2) establishment of a new captive insurance business in Walter Investment Reinsurance Co. Ltd. containing certain assets of Cardem, which assets will be transferred to Spinco in connection with the transfer of Walter's Financing business assets, (3) the spin-off of Spinco to Walter's stockholders and (4) the merger of Spinco with HCM accounted for as a reverse acquisition of HCM by Spinco, with Spinco considered the accounting acquirer, based on the assumptions described in the accompanying notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements have been prepared using the purchase method of accounting as if the transaction had been completed as of January 1, 2008 and 2007 for purposes of the condensed combined statements of operations and on September 30, 2008 for purposes of the condensed combined balance sheet. Although HCM will issue common shares to effect the merger with Spinco, the business combination will be accounted for as a reverse acquisition with Spinco considered the accounting acquirer. As a result, the fair value of HCM's common stock issued and outstanding as of the date of the merger will be allocated to the underlying assets and liabilities of HCM based on their respective fair market values with any excess allocated to goodwill. The pro forma purchase price allocation is based on an estimate of the fair market value of the assets and liabilities of HCM as of September 30, 2008.

        The unaudited pro forma condensed combined financial statements are not intended to represent or be indicative of the consolidated results of operations that would have been reported had the merger been completed as of the dates presented, and should not be taken as representative of our future consolidated results of operations. The unaudited pro forma condensed combined financial statements do not reflect (a) any operating efficiencies or cost savings that we may achieve with respect to the combined companies or (b) any additional costs that we may incur as a stand-alone company. The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and accompanying notes of HCM and Spinco included elsewhere in this proxy statement/prospectus.

 Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2008

	HCM	Adjustments		Pro forma HCM	Spinco	Adjustments		Pro forma Spinco	Pro forma Surviving Corporation
	(in thousands)
Assets
Cash and cash equivalents	$642	$—		$642	$1,301	$—		$1,301	$1,943
Short-term Investments, Restricted	—	—		—	51,928	—		51,928	51,928
Investment in Mortgage Securities	6,815	—		6,815	—	—		—	6,815
Instalment Notes Receivable, Net	5,167	—		5,167	1,801,744	—		1,801,744	1,806,911
Houses Held for Resale	—	—		—	41,327	—		41,327	41,327
Unamortized Debt Expense	—	—		—	20,169	—		20,169	20,169
Other Assets	1,615	(175	)(1)(2)	1,440	12,218	(8,192	)(4)	4,026	5,466
Assets of Discontinued Operations	—	—		—	42,086	(42,086	)(3)	—	—

Total Assets	$14,239	$(175)		$14,064	$1,970,773	$(50,278)		$1,920,495	$1,934,559

Liabilities and Equity
Accounts Payable and Accrued Expenses	$2,059	$3,000(1)		$5,059	$76,068	$(18,938	)(4)(5)	$57,130	$62,189
Notes Payable to Spinco	1,100	—		1,100	—	—		—	1,100
Deferred Income Taxes Net Liability	—	—		—	64,330	3,761	(6)	68,091	68,091
Mortgage-backed/ Asset-backed Notes	3,143			3,143	1,402,234	—		1,402,234	1,405,377
Accrued Interest	—	—		—	9,978	—		9,978	9,978
Related Party Payable	—	—		—				—	—
Other Liabilities	45,838	(44,845	)(1)	993	1,454	—		1,454	2,447
Liabilities of Discontinued Operations	—	—		—	280,825	(280,825	)(3)	—	—
Stockholders'/Member's (Deficit) Equity	(37,901)	41,670	(1)(2)	3,769	135,884	245,724	(4)(5)(6)(7)	381,608	385,377

Total Liabilities and Equity	$14,239	$(175)		$14,064	$1,970,773	$(50,278)		$1,920,495	$1,934,559

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Hanover Capital Mortgage Holdings, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2008

	HCM	Adjustments		Pro forma HCM	Spinco	Adjustments		Pro forma Spinco	Pro forma Surviving Corporation
	(dollars in thousands)
Revenues:
Interest Income on Instalment Notes	$10,334	$—		$10,334	$142,975	$—		$142,975	$153,309
Premium Revenue	—	—		—	9,244	(974)	(8)	8,270	8,270
Other Revenue	2,799	—		2,799	1,793			1,793	4,592

Total Net Revenue	13,133	—		13,133	154,012	(974)		153,038	166,171

Costs and expenses:
Claims Expense		—		—	8,654	(927)	(8)	7,727	7,727
SG&A	11,320	(981)	(1)(11)	10,339	21,883	6,839	(10)	28,722	39,061
Provision for Losses on Instalment Notes	—	—		—	12,934	—		12,934	12,934
Interest and Amortization of Debt Expense—MBS	14,096	(2,851)	(1)(11)	11,245	78,432	—		78,432	86,677
Interest Rate Hedge Ineffectiveness	—	—		—	16,981			16,981	16,981
Other Interest Expense	—	—		—	1,118	(1,115)	(9)	3	3
Related Party Corporate Charges	—	—		—	2,603	—		2,603	2,603
Goodwill Impairment Charges	—	—		—	12,291	—		12,291	12,291

Total Costs and Expenses	25,416	(3,832)		21,584	154,896	4,797		159,693	181,277

Loss Before Income Taxes	(12,283)	3,832		(8,451)	(884)	(5,771)		(6,655)	(15,106)
Income Tax Benefit	—	—		—	613	(613)	(12)	—	—

Net Loss	$(12,283)	$3,832		$(8,451)	$(271)	$(6,384)		$(6,655)	$(15,106)

Average Common Shares outstanding:
Average Number of Common Shares Outstanding—Basic	8,633					11,238	(13)		19,871
Average Number of Common Shares Outstanding—Diluted	8,633					11,238	(13)		19,871
Loss per Common Share:
Basic	$(1.42)								$(0.76)
Diluted	$(1.42)								$(0.76)

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

 Hanover Capital Mortgage Holdings, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2007

	HCM	Adjustments		Pro forma HCM	Spinco	Adjustments		Pro forma Spinco	Pro forma Surviving Corporation
	(dollars in thousands)
Revenues:
Interest Income on Instalment Notes	$24,823	$—		$24,823	$198,867	$—		$198,867	$223,690
Premium Revenue	—	—		—	13,230	(3,112)	(8)	10,118	10,118
Other Revenue	(75,768)	—		(75,768)	4,146	—		4,146	(71,622)

Total Net Revenue	$(50,945)	$—		$(50,945)	$216,243	$(3,112)		$213,131	$162,186

Costs and expenses:
Claims Expense	$—	$—		$—	$6,754	$(2,210)	(8)	$4,544	$4,544
SG&A	10,554	(290)	(11)	10,264	31,414	7,464	(10)	38,878	49,142
Provision for Losses on Instalment Notes	—	—		—	13,889	—		13,889	13,889
Interest and Amortization of Debt Expense—MBS	19,224	(3,654)	(11)	15,570	119,102	—		119,102	134,672
Other Interest Expense	—	—		—	1,433	(1,191)	(9)	242	242
Related Party Corporate Charges	—	—		—	3,683	—		3,683	3,683

Total Costs and Expenses	$29,778	$(3,944)		$25,834	$176,275	$(4,063)		$180,338	$206,172

Pre-Tax Income (loss)—Continuing Operations	$(80,723)	$3,944		$(76,779)	$39,968	$(7,175)		$32,793	$(43,986)
Income Tax Expense	—	—		—	(14,857)	14,857	(12)	—	—

Income (loss) from Continuing Operations	$(80,723)	$3,944		$(76,779)	$25,111	$7,682		$32,793	$(43,986)

Average Common Shares outstanding:
Average Number of Common Shares Outstanding—Basic	8,265					11,606	(13)		19,871
Average Number of Common Shares Outstanding—Diluted	8,265					11,606	(13)		19,871
Loss per Common Share:
Basic	$(9.77)								$(2.21)
Diluted	$(9.77)								$(2.21)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

        The following pro forma adjustments are included in the pro forma HCM balance sheet adjustments:

  1.
  Exchange Transaction—As described elsewhere in this document HCM intends to purchase and retire all of the outstanding trust preferred securities totaling $40 million which are held by Taberna and the Amster Parties. HCM will pay Taberna a total of $2.25 million of which $0.25 million was paid upon execution of an exchange agreement dated September 30, 2008 and $0.60 million was paid upon the execution of the amendment thereto dated February 6, 2009, with the remainder to be paid at the closing of the merger. Pursuant to a separate exchange agreement dated September 30, 2008, as amended on February 6, 2009, the Amster Parties will receive 6,762,793 shares of HCM common stock valued at $2.65 million along with $0.75 million in cash; the cash is payable at the closing of the merger. This would have resulted in a gain of $39.0 million had the transaction occurred on September 30, 2008.

  2.
  Immediately after the consummation of the spin off, Spinco will merge into HCM, with HCM continuing as the surviving corporation. As a result of the merger, all of the outstanding limited liability company interests in Spinco will be converted into the right to receive an aggregate number of shares of common stock of the Surviving Corporation that will result in Walter's stockholders holding 98.5% of the outstanding equity interests of the surviving corporation immediately after the merger and the stockholders of HCM holding the remaining 1.5% of such equity interests. This adjustment represents the estimated purchase price allocation as of September 30, 2008. For purposes of determining the purchase price allocation, the fair market value of all assets and liabilities of HCM were estimated as September 30, 2008. The allocation of the purchase price was as follows:

(in millions)
Consideration:
HCM Equity at September 30, 2008	$3.8

Total	$3.8
Allocated to:
Invesment in Mortgage Securities	$6.8
CMO Assets	5.2
Other Assets	2.1
Accounts Payable and Accrued Expenses	(5.1)
Note Payable to Spinco	(1.1)
Other Liabilities	(1.0)
CMO Liabilities	(3.1)

Net Assets	$3.8

        The following pro forma adjustments are included in the pro forma Spinco balance sheet adjustments:

  3.
  An adjustment to reflect the elimination of the discontinued operations from Spinco as the Homebuilding business was sold by JWHHC to Walter on December 31, 2008 and will not be part of Spinco.

  4.
  Transfer of Cardem—Prior to the spin-off, Spinco will form a new captive insurance company. Cardem will then transfer its active property insurance program to the new captive insurance company. The proforma adjustment reflects the elimination of Cardem's workers compensation insurance program which will not be transferred to Spinco. The elimination of this program results in a reduction of the related party receivable of $8.2 million with a corresponding reduction in accounts payable and accrued expenses.

  5.
  An adjustment to reflect the tax exposure retained by Walter as part of the tax sharing arrangement. The amount retained by Walter is $7.0 million net of a tax benefit of $3.8 million at September 30, 2008.

  6.
  An adjustment to reflect the payment of outstanding taxes payable to Walter at the date of the spinoff through a reduction in the receivable from Walter along with a payment by Walter of a portion of the receivable balance to provide Spinco with the cash portion of the taxable dividend described below. WMC and Best will then make a deemed distribution to either JWHHC or Walter by cancelling the remaining receivable balance. This adjustment would have resulted in a dividend to either JWHHC or Walter by WMC and Best of $425.2 million had the spinoff and merger occurred on September 30, 2008.

  7.
  Immediately following the spin-off and immediately prior to the merger with HCM, Spinco will make a taxable dividend of cash and Spinco Interests to the holders of Walter common stock on the Spin-off Record Date. The cash portion of the taxable dividend will be provided by Walter as a partial repayment of the related party receivable prior to the settlement of the receivable as described above. The result of the taxable dividend will not have an impact on the amount of total Member's Equity of Spinco or Stockholders' Equity of the Surviving Corporation.

        The following pro forma adjustments are included in the pro forma condensed combined statement of operations:

  8.
  An adjustment to reflect the elimination of Cardem's workers compensation program which will be transferred to Walter prior to the spin-off. The elimination of this program results in an increase in pre-tax loss of $0.1 million for the nine months ended September 30, 2008 and a reduction of pre-tax income of $0.9 million for the year ended December 31, 2007.

  9.
  An adjustment to reflect the tax exposure for interest and penalties retained by Walter as part of the tax sharing arrangement. This would have resulted in an adjustment to increase pre-tax income by $1.1 million and $1.2 million for the nine months ended September 30, 2008 and for the year ended December 31, 2007, respectively.

  10.
  An adjustment of $7.1 million for the nine months ended September 30, 2008 and $7.8 million for the year ended December 31, 2007 to reflect additional compensation expense associated with the Spinco Equity Awards.

  11.
  An adjustment to reflect the statement of operations impact of the exchange transactions described above in note 1 as if it had occurred at the beginning of each period presented.

  12.
  An adjustment to income tax expense was reflected in the pro forma adjustments based on the assumption that REIT status was elected by Spinco for each period presented and required distributions were made to shareholders.

  13.
  The adjustment to both the weighted average shares outstanding and the diluted weighted average shares outstanding is to reflect the additional HCM common shares issued to effect the merger with Spinco.

THE HCM SPECIAL MEETING

Purpose, Time and Place

        A special meeting of HCM will be held at the New York Marriott Downtown, 85 West Street, New York, NY 10006, on Wednesday, April 15, 2009, at 10 a.m. local time to consider and vote on:

  1.
  A proposal to approve the Second Amended and Restated Agreement and Plan of Merger, dated as of February 6, 2009, as amended on February 17, 2009, among Walter, JWHHC, Spinco and HCM, and the merger of Spinco into HCM and the other transactions contemplated by the merger agreement, including the Merger Issuance;

  2.
  Each of the following Charter Amendment Proposals to amend HCM's charter to:

  a.
  reduce the stockholder vote required to amend certain provisions relating to restrictions on transfer and ownership of stock;

  b.
  permit the board of directors to terminate HCM's REIT status without stockholder approval;

  c.
  eliminate the stockholders' power to amend the bylaws;

  d.
  modify provisions relating to stockholder action by written or electronic consent;

  e.
  eliminate excess stock;

  f.
  eliminate appraisal rights of HCM's stockholders except under certain limited circumstances;

  g.
  modify the restrictions on actual and constructive ownership (whether acquired by transfer or otherwise) of HCM stock; and

  h.
  make certain other amendments to HCM's charter

  which, if all are approved, will result in the amendment and restatement of HCM's charter as set forth in the Articles of Amendment and Restatement attached as Annex C to this proxy statement/prospectus;

  3.
  A proposal to approve the issuance of HCM common stock pursuant to the exchange agreement, dated as of September 30, 2008, as amended on February 6, 2009, with Amster Trading Company and Ramat Securities, LTD;

  4.
  A proposal to approve an amendment to HCM's 1999 Equity Incentive Plan to increase the total number of shares of HCM common stock that may be issued thereunder from 550,710 to 3,000,000;

  5.
  A proposal to approve the 2009 Long-Term Equity Incentive Plan of HCM; and

  6.
  Any motion that may properly be brought before the special meeting to adjourn the special meeting to a later date or dates to solicit additional proxies in favor of any or all of the foregoing proposals;

all as more fully set forth in this proxy statement/prospectus.

        The HCM board of directors has unanimously approved the merger agreement, the merger and the transactions contemplated thereby and unanimously recommends that you vote FOR the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the Merger Issuance, FOR each of the Charter Amendment Proposals, FOR the proposal to approve the Exchange Share Issuance, and FOR the proposal to approve the Plan Amendment, the approval of each is required by the merger agreement to complete the merger, FOR the proposal to approve the 2009 Incentive Plan (which is conditioned upon stockholder approval of the foregoing proposals) and, if properly brought before the special meeting, FOR any motion to adjourn the special meeting to a later date or dates to solicit additional proxies in favor of any or all of the foregoing proposals.

Record Date; Quorum; Voting Information; Required Votes

        HCM's board of directors has set the close of business on February 17, 2009, as the record date for determining the holders of HCM common stock entitled to notice of, and to vote at, the special meeting. Only holders of record of HCM common stock as of the record date will be entitled to notice of, and to vote at, the special meeting.

        As of the record date, 8,634,562 shares of HCM common stock were issued and outstanding and entitled to vote at the special meeting. HCM's current charter provides that each share of HCM common stock entitles the holder to one vote on each matter to be considered at the special meeting.

        As of the record date, John A. Burchett, Irma N. Tavares and the Amster Parties, as a group, beneficially owned 10.1% of the outstanding shares of HCM common stock. Mr. Burchett, Ms. Tavares and the Amster Parties have entered into a voting agreement with Walter, JWHHC and HCM, as assigned to Spinco on February 6, 2009, that requires them to vote for the Merger Transactions, the Charter Amendment, the Exchange Share Issuance, the Plan Amendment and any other actions necessary or desirable in furtherance of the merger, and against any proposals that would adversely affect or delay the merger. See "The Voting Agreement" beginning on page 120 of this proxy statement/prospectus.

        A quorum of stockholders is necessary to hold a valid meeting. The presence in person or by proxy at the special meeting of the stockholders entitled to cast a majority of the votes entitled to be cast at the special meeting will constitute a quorum for the special meeting. Stockholders personally present at the special meeting or represented by proxy will be counted for the purposes of determining whether a quorum is present at the special meeting. Stockholders present at the meeting that fail to vote, stockholders that mark their proxy "abstain" and stockholders that instruct their brokers or other nominees to abstain from voting on any proposal will be treated as present and entitled to vote at the special meeting for purposes of determining whether a quorum exists.

        Under the rules that govern brokers who have record ownership of shares that are held in brokerage accounts for their clients, who are the beneficial owners of the shares, brokers who do not receive voting instructions from their clients have the discretion to vote uninstructed shares on routine matters, but not on non-routine matters. All of the proposals to be acted upon at the special meeting consist of non-routine matters. A broker's inability to vote with respect to the non-routine matters is referred to as a "broker non-vote." Broker non-votes will be considered present for the purpose of determining the presence of a quorum, but will not be counted for determining the number of votes cast on non-routine matters. Because the affirmative vote of the holders of a majority of the outstanding shares of HCM common stock is required to approve the Merger Transactions and a majority of the votes entitled to be cast is required to approve each of the Charter Amendment Proposals, a stockholder's failure to vote in person or authorize a proxy, stockholders that mark their proxy "abstain" or instruct their broker or other nominee to abstain from voting and broker non-votes will have the same effect as votes against these proposals. However, abstentions and broker non-votes are not considered votes cast, and will not have any effect on the approval of the Exchange Share Issuance, the Plan Amendment or the 2009 Incentive Plan, which must be approved by the affirmative vote of a majority of the votes cast on each proposal.

Voting by Proxy

        Giving a proxy means that a HCM stockholder authorizes the persons named in the enclosed proxy card to vote its shares at the HCM special meeting in the manner it directs. An HCM stockholder may cause its votes to be cast by granting a proxy or by voting in person at the meeting. An HCM stockholder may use one of three methods to grant a proxy if it is a registered holder (that is, it holds its stock in its own name):

  •
  Via telephone, by calling the number shown on the proxy card on a touch-tone telephone and following the series of voice instructions that will direct a HCM stockholder how to grant a proxy. HCM stockholders should have their proxy card available when they call as it contains a control number that the HCM stockholder will need to begin the process. Telephone voting will be available 24 hours a day, 7 days a week until 12 a.m., on April 15, 2009;

  •
  Via the Internet, by accessing the website shown on the proxy card and following the on-screen instructions that will direct a HCM stockholder how to grant a proxy. Internet proxy submission will be available 24 hours a day, 7 days a week until 12 a.m., on April 15, 2009. HCM stockholders should have their proxy cards available when they access the website as it contains a control number that the HCM stockholder will need to access the website.

  •
  Mail, by signing, dating, and returning the proxy card in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the votes entitled to be cast by the HCM stockholder executing the proxy will be cast at the special meeting in accordance with the instructions contained on the proxy card.

        HCM stockholders who authorize a proxy in time for the special meeting will have their votes cast as indicated on their proxy card or other instructions. If a proxy is properly executed but does not contain voting instructions, the proxy will be voted FOR the proposal to approve the Merger Transactions, FOR each of the Charter Amendment Proposals, FOR the proposal to approve the Exchange Share Issuance, FOR the proposal to approve the Plan Amendment, FOR the proposal to approve the 2009 Incentive Plan and FOR any motion properly brought before the special meeting to adjourn the special meeting to a later date or dates to solicit additional proxies in favor of any or all of the foregoing proposals. Under Maryland law, the only matters that may be acted upon at a special meeting of stockholders are those stated in the notice of the special meeting. Accordingly, other than procedural matters relating to the proposals discussed above, no other business may properly come before the meeting. The persons named as proxies will vote on such procedural matters in accordance with their discretion.

        If your broker holds your shares of HCM common stock in street name, you must either direct your broker on how to vote or obtain a proxy from your broker to vote in person at the special meeting. Absent instructions from you, your broker may not vote on the proposals to approve the Merger Transactions, the Charter Amendment, the Exchange Share Issuance, the Plan Amendment or the 2009 Incentive Plan.

Revocation of Proxies

        If you are a record holder of HCM common stock, you may revoke your proxy in any of the following ways:

  •
  by logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically, or by calling the telephone number specified on your proxy card and following the easy voice prompts;

  •
  signing, dating, and returning a new, later-dated proxy card(s) that is received before the special meeting;

  •
  sending a written notice to HCM's Secretary, Suzette N. Berrios at 200 Metroplex Drive, Suite 100, Edison, NJ 08817 that is received before the special meeting and that states that you are revoking your proxy; or

  •
  attending the special meeting and voting in person.

        Simply attending the special meeting will not revoke your proxy. If you instructed a broker to vote on your behalf, you must follow your broker's directions for changing those instructions.

Share Ownership of Management and Certain Stockholders

        HCM believes that its largest non-management stockholder, Ramius, held 600,000 shares of the outstanding HCM common stock as of the record date, which represented approximately 6.93% of all outstanding shares of HCM common stock entitled to vote at the HCM special meeting. In addition, as of the record date, HCM directors, John A. Burchett and certain other members of the management, as a group, beneficially owned 886,636 outstanding shares of HCM common stock (excluding outstanding common stock options), which represented approximately 10.24% of all outstanding shares of HCM common stock entitled to vote at the HCM special meeting.

        The following table sets forth the following information regarding the ownership of our common stock as of the record date:

  •
  each person who, to HCM's knowledge, beneficially owns more than 5% of HCM common stock

  •
  each of HCM's directors

  •
  each of HCM's executive officers

  •
  all of HCM's directors and executive officers as a group

Names and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class
Ramius Capital Group, LLC 666 Third Avenue—26th Floor New York, NY 10017	600,000	(2)	6.93%
John A. Burchett 200 Metroplex Drive, Suite 100 Edison, New Jersey 08817	645,185	(3)	7.45%
Irma N. Tavares 200 Metroplex Drive, Suite 100 Edison, New Jersey 08817	225,487	(4)	2.6%
John N. Rees 101 Granite Street Rockport, Massachusetts 01966	32,000	(5)	*
John A. Clymer 829 Third Street Hudson, WI 54016	11,531	(6)	*
James F. Stone 362 Ocean Road Narragansett, Rhode Island 02882	15,000	(7)	*
James C. Strickler 200 Metroplex Drive, Suite 100 Edison, NJ 08817	24,667	(8)	*
Harold F. McElraft 200 Metroplex Drive, Suite 100 Edison, NJ 08817	6,000	(9)	*
Suzette N. Berrios 200 Metroplex Drive, Suite 100 Edison, NJ 08817	3,000	(10)	*
All Directors and executive officers as a group (8 persons)	962,870	(11)	11.13%

*
Less than 1%

(1)
Except as otherwise noted, all persons have, to our knowledge, sole voting and investment power with respect to the shares beneficially owned. All amounts shown in this column include shares obtainable upon exercise of stock options currently exercisable or exercisable within 60 days of the record date.

(2)
According to the Schedule 13D filed by Ramius on August 20, 2007, Ramius is the beneficial owner of an aggregate of 600,000 shares of HCM common stock.

(3)
Includes 24,270 shares of common stock issuable upon the exercise of options.

(4)
Includes 18,630 shares of common stock issuable upon the exercise of options, and 3,750 owned by spouse.

(5)
Includes 12,000 shares of common stock issuable upon the exercise of options.

(6)
Includes 4,000 shares of common stock issuable upon the exercise of options.

(7)
Includes 10,000 shares of common stock issuable upon the exercise of options.

(8)
Includes 7,334 shares of common stock issuable upon the exercise of options and 5,200 shares of unvested restricted stock for which the executive officer has both voting and dividend rights.

(9)
Includes 3,200 shares of unvested restricted stock for which the executive officer has both voting and dividend rights.

(10)
Includes 2,400 shares of unvested restricted stock for which the executive officer has both voting and dividend rights.

(11)
Includes 76,234 shares of common stock issuable upon the exercise of options

Solicitation of Proxies

        This proxy statement/prospectus/prospectus is being furnished to HCM stockholders in connection with the HCM board of directors' solicitation of proxies from the holders of HCM common stock for use at the special meeting. In addition to solicitation by mail, HCM may solicit proxies in person or by telephone, telecopy or e-mail. HCM has engaged Innisfree M&A Incorporated to act as its proxy solicitor and to respond to HCM stockholder inquiries about the merger, the special meeting and voting their shares. HCM will pay to Innisfree M&A Incorporated for its services a fee of $20,000 relating to proxy solicitation services plus $5.00 per inbound call, and will reimburse expenses. In addition to solicitations by mail, directors, officers and regular employees of HCM may solicit proxies personally, by mail or by telephone, for which no compensation shall be paid other than their regular salary and other usual compensation. HCM will bear all costs of proxy solicitation.

PROPOSAL 1

PROPOSAL TO APPROVE THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE ISSUANCE OF SURVIVING CORPORATION COMMON STOCK IN THE MERGER

Approval of the Merger

        As discussed elsewhere in this proxy statement/prospectus, holders of HCM common stock are being asked to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement. HCM stockholders should read carefully this proxy statement/prospectus in its entirety, including the exhibits, for more detailed information concerning the merger agreement, the merger and the other transactions contemplated by the merger agreement. See "The Transactions" beginning on page 50 of this proxy statement/prospectus. In particular, holders of HCM common stock are directed to the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. Under Maryland law and HCM's charter, HCM cannot complete the merger unless the merger is approved by the affirmative vote of the holders of a majority of the outstanding shares of HCM common stock.

Issuance of HCM Common Stock in the Merger

        Under Rule 713 of the NYSE Alternext, a company listed on the NYSE Alternext is required to obtain stockholder approval as a prerequisite to approval of applications to list additional shares in circumstances when the issuance or potential issuance of additional shares will result in a change of control of the issuer, including, but not limited to, those issuances that constitute a "reverse merger." As defined under Rule 341 of the NYSE Alternext, a "reverse merger" is a transaction or series of transactions whereby a listed issuer combines with, or into, an entity not listed on the NYSE Alternext, resulting in a change of control of the listed issuer and potentially allowing such unlisted entity to obtain an NYSE Alternext listing. In determining whether a change of control constitutes a reverse merger, the NYSE Alternext has stated that it will consider all relevant factors, including, but not limited to, changes in the management, board of directors, voting power, ownership, and financial structure of the listed issuer. The NYSE Alternext will also consider the nature of the businesses and the relative size of both the listed issuer and the unlisted entity.

        The aggregate number of shares of Surviving Corporation common stock to be issued to HCM stockholders and holders of Spinco Interests pursuant to the merger agreement (See "The Merger Agreement" beginning on page 102 of this proxy statement/prospectus) will result in a change in control of HCM and, for this reason, HCM must obtain the approval of its stockholders for the issuance of these securities pursuant to the merger agreement. The rules of the NYSE Alternext require that the Merger Issuance be approved by a majority of the votes cast on the matter, which is a lesser vote than a majority of the shares outstanding. Accordingly, if the requisite stockholder vote on the merger under Maryland law is obtained, the vote required under the NYSE Alternext rules will also be obtained.

        Approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the Merger Issuance, requires the affirmative vote of the holders of a majority of the outstanding shares of HCM common stock.

The completion of the merger and the issuance of Surviving Corporation common stock in the merger is conditioned upon the approval of the Proposals to approve the Merger Transactions, the Charter Amendment, the Exchange Share Issuance and the Plan Amendment, and the approval of all eleven of these Proposals is required for completion of the merger.

HCM'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE ISSUANCE OF SURVIVING CORPORATION COMMON STOCK IN THE MERGER.

 PROPOSALS 2.a–2.h

CHARTER AMENDMENT PROPOSALS

        The amendment and restatement of HCM's charter as set forth in the Articles of Amendment and Restatement of HCM attached to this proxy statement/prospectus as Annex C, which are referred to in this proxy statement/prospectus as the "Articles of Amendment and Restatement," is a condition to the issuance of HCM common stock in the Exchange Share Issuance and the closing of the merger. The amendments to be effected by the Articles of Amendment and Restatement, which are referred to collectively in this proxy statement/prospectus as the "Charter Amendment," are described separately below as Proposals 2.a through 2.h, and are referred to in this proxy statement/prospectus as the "Charter Amendment Proposals." In connection with its consideration of the Merger Transactions, HCM's board of directors has declared advisable, and recommended that HCM stockholders approve, the Charter Amendment and each of the Charter Amendment Proposals. Under Maryland law and HCM's charter, each of the Charter Amendment Proposals must be approved by the affirmative vote of holders of a majority of the aggregate votes entitled to be cast on the proposal at the special meeting.

        HCM stockholders may vote on each of the individual amendments described in the Charter Amendment Proposals separately or on all of the amendments collectively; however, the Merger Agreement provides that completion of the Merger Transactions is conditioned on approval of all of the Charter Amendment Proposals by HCM's stockholders and the effectiveness of the entire Charter Amendment. Although Walter, Spinco and HCM have the power under the Merger Agreement to waive that condition, as a matter of law the Exchange Share Issuance cannot be completed unless Proposals 2.a, 2.e and 2.g are approved and the amendments to HCM's charter described in those proposals have become effective. Walter and Spinco have advised HCM that they have no current intention to waive the requirement under the Merger Agreement that all of the Charter Amendment Proposals be approved.

        If all of the Charter Amendment Proposals are approved by HCM's stockholders, HCM will file the Articles of Amendment and Restatement with the State Department of Assessments and Taxation of Maryland, or the "SDAT." Before HCM files the Articles of Amendment and Restatement, HCM may elect to file Articles of Amendment setting forth the amendment or amendments to HCM's charter described in any Charter Amendment Proposal which has, at that time, been approved by HCM's stockholders. The Charter Amendment will become effective upon the acceptance for record by the SDAT of the Articles of Amendment and Restatement or Articles of Amendment setting forth the provisions of the Charter Amendment. If Proposals 2.a, 2.e and 2.g have been approved by HCM's stockholders, but not all of the other Charter Amendment Proposals have been approved and Walter, Spinco and HCM have waived the condition in the Merger Agreement that each of the amendments described in the Charter Amendment Proposals have become effective, HCM will file Articles of Amendment with the SDAT to effect some or all of the amendments that have been approved by HCM's stockholders. HCM does not intend to permit any of the amendments to its charter described in Proposals 2.b through 2.h to become effective unless all of the conditions to completion of the Merger Transactions and the Exchange Share Issuance other than the effectiveness of the Charter Amendment and the closing of the Exchange Share Issuance will be satisfied or waived.

        The description below of the charter amendments proposed by the Charter Amendment Proposals is a summary of the material terms of the proposed amendments. The full text of the Charter Amendment is set forth in the Articles of Amendment and Restatement, and we urge you to read the full text of the Articles of Amendment and Restatement. A copy of HCM's current charter is an exhibit to the registration statement of which this proxy statement/prospectus forms a part. To obtain a copy of HCM's current charter, see "Where You Can Find More Information" beginning on page 274 of this proxy statement/prospectus. See "Comparison of the Rights of HCM Stockholders Before and After the Spin-Off and Merger" beginning on page 245 of this proxy statement/prospectus for a further discussion of the Charter Amendment.

Proposal 2.a—To approve amendments to HCM's charter to reduce the stockholder vote required to amend certain provisions relating to restrictions on transfer and ownership of stock.

        Article EIGHTH(c) of HCM's charter currently provides that HCM may not amend Article NINTH of its charter, containing certain restrictions on transfer and ownership of HCM's stock, without the approval of HCM's stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter. However, pursuant to Article EIGHTH(b) of HCM's current charter, the supermajority vote requirement set forth in Article EIGHTH(c) may be amended by the affirmative vote of a majority of the votes entitled to be cast on the matter. The Charter Amendment eliminates the supermajority vote required to amend Article NINTH of HCM's charter, permitting HCM to amend Article NINTH with the affirmative vote of a majority of the votes entitled to be cast on the matter.

Proposal 2.b—To approve amendments to HCM's charter to permit the board of directors to terminate HCM's REIT status without stockholder approval.

        Article EIGHTH(c) of HCM's charter currently provides that its board of directors may not take any action to terminate HCM's status as a REIT without the approval of at least two-thirds of all of the votes entitled to be cast on the matter. Article FIFTH of the Articles of Amendment and Restatement provides that the board of directors may revoke or otherwise terminate the corporation's status as a REIT without stockholder approval, if the board determines that it is no longer in the best interests of the corporation to continue to be qualified as a REIT.

Proposal 2.c—To approve amendments to HCM's charter to eliminate the stockholders' power to amend the bylaws.

        Pursuant to a provision in HCM's current bylaws, both HCM's board of directors and stockholders have the power to amend HCM's bylaws. Article SIXTH(e) of the Articles of Amendment and Restatement provides that the board of directors will have the exclusive power to adopt, alter or repeal any provision of the bylaws or make new bylaws, thus eliminating the power of stockholders to approve amendments to the bylaws.

Proposal 2.d—To approve amendments to HCM's charter relating to stockholder action by written or electronic consent.

        HCM's charter currently does not authorize or prohibit stockholder action without a meeting by unanimous or less than unanimous consent. As a result, under the MGCL, holders of HCM common stock may take any action permitted or required to be taken at a meeting of stockholders by unanimous consent in writing or by electronic transmission, and holders of any class or series of stock other than common stock entitled to vote generally in the election of directors would be entitled to take or consent to any action permitted or required to be taken at a meeting of stockholders by delivering a consent in writing or by electronic transmission of the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of stockholders if the corporation gives notice of the action to each holder of the class of stock not more than 10 days after the effective date of the action.

        Article EIGHTH(a)(8) of the Articles of Amendment and Restatement provides that any action required or permitted to be taken at any meeting of the stockholders may be taken without a meeting by consent, in writing or by electronic transmission, in any manner permitted by the MGCL and set forth in HCM's bylaws. The form of Bylaws of HCM attached to this proxy statement/prospectus as Annex D, which will be the bylaws of HCM at the time the Charter Amendment becomes effective, currently permit stockholders to act by unanimous written or electronic consent. However, the board of directors has the power to amend the Bylaws to permit common or preferred stockholders to act generally or with respect to a specific matter by less than unanimous written or electronic consent. HCM has no current intention to adopt such a provision.

Proposal 2.e—To approve amendments to HCM's charter to eliminate excess stock.

        Article SIXTH(d) and Article NINTH of HCM's charter currently provide for the conversion of shares of HCM common stock into shares of stock classified as excess stock if certain restrictions on transfer and ownership of HCM's stock are violated. As a result of the amendments discussed below in Proposal 2.g, no shares of excess stock would become issuable in connection with violations of the restrictions on transfer and ownership of HCM's stock. The Charter Amendment eliminates the provisions of HCM's current charter that authorize HCM to issue shares of excess stock, and the board of directors has no current intention to classify any shares of stock as shares of excess stock.

Proposal 2.f—To approve amendments to HCM's charter to eliminate appraisal rights of HCM's stockholders except under certain limited circumstances.

        HCM stockholders currently are entitled to demand the fair value of their shares in connection with certain transactions, including certain mergers, consolidations, share exchanges and transfers of all or substantially all of HCM's assets unless a statutory exemption (such as shares of the class being listed on a national stock exchange) applies. As permitted by the MGCL, Article EIGHTH(a)(2) of the Articles of Amendment and Restatement adds a provision eliminating the power of HCM stockholders to exercise any rights of an objecting stockholder except in connection with certain transactions subject to the Maryland business combination or control share statutes or unless the board of directors determines that such rights should apply.

Proposal 2.g—To approve amendments to HCM's charter to modify the restrictions on actual and constructive ownership (whether acquired by transfer or otherwise) of HCM's stock.

        In order for HCM to qualify as a REIT under the Code, its stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of HCM's stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, HCM must satisfy other requirements as well. See "Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences of the Ownership of Surviving Corporation Common Stock—The Surviving Corporation's Taxation as a REIT" beginning on page 80 of this proxy statement/prospectus.

        Article NINTH of HCM's current charter and Article NINTH of the Articles of Amendment and Restatement both prohibit:

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  any person from beneficially or constructively owning shares of HCM's stock that would result in HCM being "closely held" under Section 856(h) of the Code or otherwise cause it to fail to qualify as a REIT; and

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  any person from transferring shares of HCM stock if the transfer would result in shares of HCM stock being beneficially owned by fewer than 100 persons.

        Article NINTH of HCM's charter also currently provides that no person may beneficially or constructively own in excess of 7.5% of the value of HCM's outstanding stock, except for John A. Burchett, who may not beneficially or constructively own in excess of 20% of the value of HCM's outstanding stock. Article NINTH of the Articles of Amendment and Restatement provides that, subject to certain exceptions, no person or entity may beneficially own, by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding common stock or 9.8% in value of the outstanding stock. This limit, as it is amended by the Articles of Amendment and Restatement, is referred to as the "ownership limit."

        Article NINTH of HCM's charter currently provides that any shares of HCM's stock that are transferred or owned in violation of certain of the restrictions on transfer and ownership of its stock set forth in Article NINTH, including the ownership limit, will be converted into shares of excess stock and will be transferred to a charitable trust for the exclusive benefit of one or more charitable beneficiaries selected by HCM. Article NINTH of the Articles of Amendment and Restatement provides that any shares of stock that are owned or transferred in violation of the same restrictions (including the ownership limit, amended as discussed above) will be automatically transferred to a charitable trust as discussed under the caption "Description of Stock of the Surviving Corporation—Restrictions on Ownership and Transfer" beginning on page 232 of this proxy statement/prospectus without being converted into or exchanged for shares of excess stock.

        Article NINTH of HCM's charter currently authorizes its board of directors, upon receipt of certain representations and undertakings, to exempt stockholders that are underwriters or that are not individuals within the meaning of Section 542(a) of the Code from the ownership limit, so long as no individual would own shares of HCM's stock in excess of the ownership limit. Article NINTH of the Articles of Amendment and Restatement authorizes the board of directors, upon receipt of certain representations and agreements, to waive the ownership limit or establish an excepted holder limit for any stockholder, regardless of whether the stockholder is an individual or underwriter, if the stockholder's ownership in excess of the ownership limit would not result in the corporation being "closely held" under Section 856(h) of the Code or otherwise failing to qualify as a REIT.

        The Articles of Amendment and Restatement also provide that the restrictions on transfer and ownership of HCM's stock, including the ownership limit, will not apply to the Amster Parties during the period beginning immediately prior to the Exchange Share Issuance and ending immediately after the effective time of the merger. If this provision has become effective but the merger has not yet closed, this exemption will terminate on June 30, 2009, and any stock owned by the Amster Parties in violation of the restrictions on ownership and transfer will be transferred to a charitable trust as described above in "Description of Stock of the Surviving Corporation—Restrictions on Ownership and Transfer" beginning on page 232 of this proxy statement/prospectus.

Proposal 2.h—To approve certain other amendments to HCM's charter.

        In addition to the amendments discussed in Proposals 2.a–2.g, the Articles of Amendment and Restatement contain certain other amendments to HCM's charter. These amendments:

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  incorporate the terms of HCM's Participating Preferred Stock, which have been classified by HCM's board of directors;

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  provide for the automatic adjustment of the total number of shares of a class of stock if the board of directors classifies shares of one class of stock into shares of another class;

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  modify the list of matters as to which the determination of the board of directors will be final and conclusive to include the interpretation of the terms or the number of shares of any class or series of stock, any matter relating to the business and affairs of HCM or any other matter that may, pursuant to applicable law, the charter or bylaws or otherwise, be determined by the board of directors;

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  eliminate or add provisions that duplicate provisions of the MGCL;

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  modify language to track language used in the MGCL;

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  modernize language used in HCM's current charter; and

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  make conforming changes as a result of other amendments discussed above.

Amendment and Restatement of HCM's charter

        If all of the Charter Amendment Proposals are approved, all of the provisions of HCM's current charter will be repealed, and the provisions of the Articles of Amendment and Restatement will be all of the provisions of the charter of HCM, effective immediately before the Exchange Share Issuance. A vote in favor of all of the Charter Amendment Proposals is a vote in favor of the amendment and restatement of HCM's charter as set forth in the Articles of Amendment and Restatement. If fewer than all of the Charter Amendment Proposals are approved by HCM stockholders, none of the proposed amendments will be made and the Merger Transactions will not be completed, unless the Charter Amendment Proposals that are approved include Proposals 2.a, 2.e and 2.g and Walter, Spinco and HCM elect to waive the condition in the Merger Agreement that HCM's stockholders approve each of the other Charter Amendment Proposals. Walter and Spinco have advised HCM that they have no current intention to waive the requirement under the Merger Agreement that all of the Charter Amendment Proposals be approved.

The effectiveness of any of the amendments to HCM's charter described in the Charter Amendment Proposals is conditioned upon the approval of ALL of the Charter Amendment Proposals, as well as the approval of the Proposals to approve the Merger Transactions, the Exchange Share Issuance and the Plan Amendment, and the approval of all eleven of these Proposals is a condition of the obligations of the parties to complete the merger.

 HCM'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF EACH OF THE CHARTER AMENDMENT PROPOSALS

 PROPOSAL 3

PROPOSAL TO APPROVE THE EXCHANGE SHARE ISSUANCE

        In connection with the merger, HCM has entered into an exchange agreement with the Amster Parties pursuant to which HCM will acquire all of the trust preferred securities of HST-II owned by the Amster Parties in exchange for HCM common stock and a cash payment. HCM will issue 6,762,793 shares of common stock of HCM to the Amster Parties pursuant to the exchange agreement, which, assuming that, between January 31, 2009, and immediately prior to the effective time of the merger, there are no other changes in the number of shares of HCM common stock outstanding, will represent approximately 43.9% of the shares of HCM common stock outstanding as of immediately prior to the effective time of the merger. Rule 712(b) of the NYSE Alternext company guide requires stockholder approval of any proposal by a company with common stock quoted on the NYSE Alternext, including HCM, to issue common stock as consideration for an acquisition of stock or assets of another company where that issuance, as in the Exchange Share Issuance, could result in an increase in outstanding common shares of 20% or more. The rules of the NYSE Alternext require that HCM's stockholders approve the Exchange Share Issuance by a majority of the votes cast on the matter.

        HCM is asking its stockholders to approve the issuance of HCM common stock to the Amster Parties pursuant to the exchange agreement. Completion of the Exchange Share Issuance is a condition to the closing of the merger.

The completion of the Exchange Share Issuance is conditioned upon the approval of the Proposals to approve the Merger Transactions, the Charter Amendment, the Exchange Share Issuance and the Plan Amendment and the approval of all eleven of these Proposals is required for completion of the merger.

HCM'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE EXCHANGE SHARE ISSUANCE

PROPOSAL 4

PROPOSAL TO APPROVE THE PLAN AMENDMENT

        In connection with the merger, the HCM board of directors has adopted an amendment to Hanover's 1999 Equity Incentive Plan (the "Plan") to increase the total number of shares of HCM Common Stock that may be issued thereunder from 550,710 to 3,000,000 (the "Plan Amendment"). Section 9.1 of the Plan states that no modification, amendment, suspension or termination of the Plan shall be made without stockholder approval if such approval is necessary to comply with any applicable tax, regulatory or stock exchanged requirement. Under Rule 711 of the NYSE Alternext, HCM is required to obtain stockholder approval with respect to the establishment of (or material amendment to) a stock option or purchase plan or other equity compensation arrangement pursuant to which options or stock may be acquired by officers, directors, employees, or consultants. HCM believes that the Plan Amendment is a material amendment to the Plan and, for that reason HCM must obtain stockholder approval for the Plan Amendment. The rules of the NYSE Alternext require that HCM's stockholders approve the Plan Amendment by a majority of the votes cast on the matter.

        HCM is asking its stockholders to approve the Plan Amendment. The approval of the Plan Amendment is a condition to the merger agreement.

The effectiveness of the Plan Amendment is conditioned upon the approval of the Proposals to approve the Merger Transactions, the Charter Amendment, the Exchange Share Issuance and the Plan Amendment, and the approval of all eleven of these Proposals is required for completion of the merger.

HCM'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE PLAN AMENDMENT

 PROPOSAL 5

PROPOSAL TO APPROVE THE 2009 LONG-TERM INCENTIVE AWARD PLAN
OF HANOVER CAPITAL MORTGAGE HOLDINGS, INC.

        On February 4, 2009, HCM's board of directors unanimously approved the creation of the 2009 Long-Term Incentive Award Plan of Hanover Capital Mortgage Holdings, Inc., which is also referred to as the "2009 Incentive Plan." In its resolutions approving the creation of the 2009 Incentive Plan, HCM's board of directors conditioned the effectiveness of the 2009 Incentive Plan upon the consummation of the Merger Transactions. If implemented, a total of 3,000,000 shares of Surviving Corporation common stock will be reserved for issuance under this plan.

        The following is a brief summary of the material features of the 2009 Incentive Plan. Because this is only a summary, it does not contain all the information about the 2009 Incentive Plan that may be important to you and is qualified in its entirety by reference to the 2009 Incentive Plan, which is attached as Annex J to this proxy statement/prospectus.

Purposes

        The principal purposes of the 2009 Incentive Plan are to provide incentives for the Surviving Corporation's officers, employees and consultants through granting of options, restricted stock and other awards, thereby stimulating their personal and active interest in the development and financial success of the surviving corporation and inducing them to remain in the Surviving Corporation's employ (or service). The 2009 Incentive Plan is also intended to assist in attracting and retaining qualified non-employee directors by providing for automatic grants of options and discretionary grants of options and dividend equivalents to non-employee directors. No options, restricted stock, or other awards have been granted under the 2009 Incentive Plan as of the date hereof.

Number of Shares Authorized

        Under the 2009 Incentive Plan, not more than 3,000,000 shares of Surviving Corporation common stock (subject to antidilution and other adjustment provisions) are authorized for issuance upon exercise of options, stock appreciation rights (also referred to as SARs), and other awards, or upon vesting of restricted or deferred stock awards. Furthermore, the maximum number of shares which may be subject to options, SARs, restricted stock or other awards granted under the 2009 Incentive Plan to any individual in any calendar year cannot exceed 1,200,000 (subject to antidilution and other adjustment provisions).

Administration

        The Compensation Committee of the board of directors of the Surviving Corporation or one or more other committees or subcommittees of the Surviving Corporation's board appointed under the terms of the 2009 Incentive Plan (the "Committee"), which committee or subcommittee will consist solely of two or more members of the Surviving Corporation's board, each of whom will be both a "non-employee director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and an "outside director" for the purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), will administer the 2009 Incentive Plan with respect to grants to employees or consultants, and the full board of directors of the Surviving Corporation will administer the 2009 Incentive Plan with respect to grants to non-employee directors.

        Notwithstanding the foregoing, the full board of directors of the Surviving Corporation may administer the 2009 Incentive Plan with respect to grants to employees or consultants, except with respect to matters that under Rule 16b-3 under the Exchange Act or Section 162(m) of the Code are required to be determined by the Committee.

        Subject to the terms and conditions of the 2009 Incentive Plan, the Committee will have the authority to select the employees and consultants, if any, to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2009 Incentive Plan with respect to grants or awards made to employees or consultants. The Committee (and the board of directors of the Surviving Corporation) will also be authorized to adopt, amend and rescind rules relating to the administration of the 2009 Incentive Plan. Notwithstanding the foregoing, the board of directors of the Surviving Corporation shall conduct the general administration of the 2009 Incentive Plan with respect to options granted to non-employee directors.

        Options, SARs, restricted stock, deferred stock and other awards under the 2009 Incentive Plan may be granted to individuals who are employees or consultants of the Surviving Corporation (or employees or consultants of any current or future subsidiaries of the Surviving Corporation) selected by the Committee for participation in the 2009 Incentive Plan. In addition, the 2009 Incentive Plan provides for certain automatic grants of non-qualified stock options and discretionary grants of non-qualified stock options and dividend equivalents to non-employee directors.

Automatic Grants to Non-employee Directors.

        The 2009 Incentive Plan provides for automatic grants of non-qualified stock options to purchase Surviving Corporation common stock to each person who is or becomes a non-employee director. On the effective date of the 2009 Incentive Plan, which we expect to be immediately following the effective time of the merger, each person who is a non-employee director on such effective date shall receive a non-qualified stock option valued at $20,000 to purchase shares of common stock of the Surviving Corporation, and each non-employee director who is initially elected after such effective date shall receive a non-qualified stock option valued at $20,000 to purchase shares of common stock of the Surviving Corporation on the date of the non-employee director's initial election. Additionally, commencing in the first calendar year which begins after such effective date or such initial election, as applicable, each non-employee director shall receive, on the date of each annual meeting of the Company's stockholders at which the non-employee director is reelected to the Board, an additional non-qualified stock option valued at $20,000 to purchase shares of common stock. These automatic options will have a per share exercise price equal to the fair market value per share of the common stock of the Surviving Corporation at the date of grant and will become exercisable in cumulative annual installments of one-third each on each of the first three anniversaries of the date of the grant, so long as the non-employee director continues to serve as a director of the Surviving Corporation; provided, however, to the extent permitted by Rule 16b-3 of the Exchange Act, the board of directors of the Surviving Corporation may accelerate the exercisability of options upon the occurrence of certain specified extraordinary corporate transactions or events; and provided, further, that options granted to non-employee directors shall become exercisable in full upon the retirement of the non-employee director from the Board at age 65 with at least five years of service as a director of the Surviving Corporation. The maximum term of each option granted to a non-employee director shall be ten years from the date the option is granted. The 2009 Incentive Plan also provides that the board of directors of the Surviving Corporation may, in its discretion, make additional option and dividend equivalent grants to non-employee directors from time to time. The terms of each option or dividend equivalent granted to a non-employee director will be set forth in a written agreement between the Surviving Corporation and the non-employee director consistent with the terms of the 2009 Incentive Plan.

Discretionary Grants

        The 2009 Incentive Plan provides that the Committee may grant or issue stock options, SARs, restricted stock, restricted stock units, dividend equivalents, performance awards, stock payments and other stock related benefits, or any combination thereof, to any eligible employee or consultant. In addition, the board of directors of the Surviving Corporation may grant non-qualified stock options and dividend equivalents to non-employee directors under the 2009 Incentive Plan. Each such award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

Types of Awards

         Nonqualified Stock Options.    Nonqualified Stock Options ("NQSOs") will provide for the right to purchase common stock of the Surviving Corporation at a specified price which, except with respect to NQSOs intended to qualify as performance-based compensation under Section 162(m) of the Code, may be less than fair market value on the date of grant (but not less than par value) and usually will become exercisable (in the discretion of the Committee or, with respect to non-employee directors, the board of directors of the Surviving Corporation) in one or more installments after the grant date, subject to the participant's continued employment or other service with the Company and/or subject to the satisfaction of individual performance targets established by the Committee (or the board of directors of the Surviving Corporation with respect to non-employee directors). NQSOs may be granted for any term specified by the Committee (or the board of directors of the Surviving Corporation with respect to non-employee directors). Notwithstanding the foregoing, automatic grants of NQSOs to non-employee directors shall be subject to the terms described in the above paragraph entitled "Automatic Grants to Non-Employee Directors."

        Incentive Stock Options.    Incentive Stock Options ("ISOs") will be designed to comply with certain restrictions contained in the Code. Among such restrictions, ISOs (1) must have an exercise price not less than the fair market value of a share of Common Stock on the date of grant, (2) may only be granted to employees, (3) must expire within a specified period of time following the optionee's termination of employment and (4) must be exercised within ten years after the date of grant, but may be subsequently modified to disqualify them for treatment as ISOs. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all of classes of stock of the Surviving Corporation, the 2009 Incentive Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock of the Surviving Corporation on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

         Restricted Stock.    Restricted Stock ("Restricted Stock") may be sold to participants at various prices (but not below par value) and made subject to such conditions and restrictions as may be determined by the Committee. Typically, Restricted Stock may be repurchased by the Surviving Corporation at the original purchase price if the conditions or restrictions are not met. In general, Restricted Stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of Restricted Stock, unlike recipients of options, will have voting rights and will receive dividends prior to the time when the restrictions lapse.

         Restricted Stock Units.    Restricted Stock Units ("Restricted Stock Units") may be awarded to participants subject to vesting conditions based on continued employment or other service or on performance criteria established by the Committee. Like Restricted Stock, Restricted Stock Units may not be sold or otherwise transferred until vesting conditions are removed or expire. Unlike Restricted Stock, however, shares of common stock of the Surviving Corporation underlying Restricted Stock Units will not be issued until the Restricted Stock Units award has vested, and recipients of Restricted Stock Units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

         Stock Appreciation Rights.    Stock Appreciation Rights ("SARs") may be granted in connection with stock options or other awards or separately. SARs granted by the Committee in connection with stock options or other awards typically will provide for payments to the participant based upon increases in the price of common stock of the Surviving Corporation over the exercise price of the related option or other award. Except as required by Section 162(m) of the Code with respect to any SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the 2009 Incentive Plan on the amount of gain realizable from the exercise of SARs, although restrictions may be imposed by the Committee in the SAR agreements. The Committee may elect to pay SARs in cash or in common stock of the Surviving Corporation or in a combination of both.

         Dividend Equivalents.    Dividend Equivalents ("Dividend Equivalents") represent the value of the dividends per share paid by the Surviving Corporation, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant. These Dividend Equivalents may be paid in cash or in shares of common stock of the Surviving Corporation or in a combination of both.

        Performance Awards.    Performance Awards ("Performance Awards") may be granted by the Committee on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in shares of common stock of the Surviving Corporation or in a combination of both. Performance Awards may include "phantom" stock awards that provide for payments based upon increases in the price of the Surviving Corporation's common stock over a predetermined period. Performance Awards may also include incentive awards which may be granted by the Committee on an individual or group basis and which may be payable in cash or in common stock of the Surviving Corporation or in a combination of both. Performance Awards in the form of a cash bonus which are intended to qualify as performance-based compensation as described in Section 162(m) of the Code may not exceed $2 million to any individual in any calendar year.

         Stock Payments.    Stock Payments may be authorized by the Committee in the form of shares of common stock of the Surviving Corporation or an option or other right to purchase common stock of the Surviving Corporation as part of a deferred compensation arrangement or otherwise in lieu of or in addition to all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee or consultant.

Change of Control

        Upon a change in control of the Surviving Corporation, each outstanding award granted under the 2009 Incentive Plan will, immediately prior to the effective date of the change in control, automatically fully vest and become fully exercisable.

Federal Income Tax Consequences Related to the 2009 Incentive Plan

        Under current federal laws, in general, recipients of awards and grants of nonqualified stock options, stock appreciation rights, restricted stock, deferred stock, dividend equivalents, performance awards and stock payments under the 2009 Incentive Plan are generally not taxed at the time of grant but are taxed under Section 83 of the Code upon their receipt of shares of common stock or cash with respect to the exercise or vesting of such awards or grants, and, subject to Section 162(m) of the Code, the Surviving Corporation will be entitled to an income tax deduction with respect to the amounts taxable to these recipients. Under Sections 421 and 422 of the Code, recipients of ISOs are generally not taxed at the time of grant or on their receipt of shares of common stock upon their exercises of ISOs if the ISOs and shares of common stock issued on the exercise of the ISO are held for certain minimum holding periods, and, in such event, the Surviving Corporation is not entitled to income tax deductions with respect to such exercises.

        In general, under Section 162(m) of the Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1 million in any one year. However, under Section 162(m) of the Code, the deduction limit does not apply to certain "performance-based compensation" established by an independent compensation committee which is adequately disclosed to, and approved by, shareholders. In particular, stock options and stock appreciation rights will satisfy the "performance-based compensation" exception if the awards are made by a qualifying compensation committee, the plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date (that is, the option exercise price is equal to or greater than the fair market value of the stock subject to the award on the grant date). Additionally, under Section 162(m) of the Code, certain rights and awards granted under the 2009 Incentive Plan will qualify as "performance-based compensation" for purposes of Section 162(m) of the Code if the awards and rights meet certain requirements set forth under Section 162(m) of the Code, including a requirement that such rights and awards are based upon preestablished objective performance goals, the material terms of which are disclosed to and approved by shareholders. HCM has attempted to structure the 2009 Incentive Plan, and expects the Surviving Corporation to structure all awards granted thereunder, in such a manner that, subject to obtaining shareholder approval of the 2009 Incentive Plan, the remuneration attributable to stock options, SARs and other rights and awards which meet the other requirements of Section 162(m) of the Code will not be subject to the $1 million limitation.

        The Surviving Corporation intends that shareholder approval of the 2009 Incentive Plan hereunder will satisfy the shareholder approval requirements of Section 162(m) of the Code with respect to all applicable awards made under the 2009 Incentive Plan. Accordingly, certain rights and awards under the 2009 Incentive Plan which are intended to qualify as "performance-based compensation" shall be based on one or more of the following objective business criteria with respect to the Surviving Corporation, any subsidiary of the Surviving Corporation, or any division or operating unit, as determined by the Committee: (a) net income, (b) pre-tax income, (c) operating income, (d) cash flow, (e) earnings per share, (f) return on equity, (g) return on invested capital or assets, (h) cost reductions or savings, (i) funds from operations, (j) appreciation in the fair market value of common stock of the Surviving Corporation, (k) earnings before any one or more of the following terms: interest, taxes, depreciation or amortization and (l) consummations of acquisitions or sales of certain of the Surviving Corporation's assets, subsidiaries or other businesses (which criteria shall be applied only to the extent permissible with respect to such qualification under Section 162(m) of the Code). Additional terms of the 2009 Incentive Plan that apply to "performance-based compensation" include: employees, officers and consultants of the Surviving Corporation will be eligible to receive rights and awards under the 2009 Incentive Plan; the maximum number of shares which may be subject to rights and awards granted under the 2009 Incentive Plan to any individual in any calendar year may not exceed one million shares; and Performance Awards in the form of a cash bonus which are intended to qualify as "performance-based compensation" may not exceed $2 million to any individual in any calendar year. HCM has not, however, requested a ruling from the IRS or an opinion of counsel regarding the applicability of Section 162(m) of the Code with respect to the 2009 Incentive Plan.

        Notwithstanding other provisions of the 2009 Incentive Plan or any Award agreements thereunder, no Award shall be granted, deferred, accelerated, extended, paid out or modified under the 2009 Incentive Plan in a manner that would result in the imposition of an additional tax under Section 409A of the Code upon a participant. In the event that (i) it is reasonably determined by the Committee that, as a result of Section 409A of the Code, payments in respect of any Award under the 2009 Incentive Plan may not be made at the time contemplated by the terms of the 2009 Incentive Plan or the relevant Award agreement, as the case may be, without causing the participant holding such Award to be subject to taxation under Section 409A of the Code, the Surviving Corporation will make such payment on the first day that would not result in the participant incurring any tax liability under Section 409A of the Code, and (ii) at the time of a participant's termination of employment with the Surviving Corporation such participant is a "specified employee" as defined in Section 409A of the

Code and the deferral of the commencement of any payments or benefits otherwise payable under the 2009 Incentive Plan as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then the Surviving Corporation will defer the commencement of the payment of any such payments or benefits under the 2009 Incentive Plan (without any reduction in such payments or benefits ultimately paid or provided to the participant) until the date that is six months following the participant's termination of employment with the Surviving Corporation (or the earliest date as is permitted under Section 409A of the Code).

Expiration

        No award may be granted under the 2009 Incentive Plan after the expiration of 10 years from the effective date of the 2009 Incentive Plan, currently expected to be the effective date of the merger, but awards granted prior to such date may extend beyond such expiration date.

Amendment

        The 2009 Incentive Plan may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the plan's administrator, but no amendment, suspension or termination of the 2009 Incentive Plan may alter or impair any rights or obligations of a participant under any award without hid or her consent, unless the award itself otherwise expressly so provides.

        The 2009 Incentive Plan is intended to conform to the extent necessary with all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Act and the Exchange Act, including, without limitation, Rule 16b-3 under the Exchange Act. To the extent permitted by applicable law, the 2009 Incentive Plan and options or other awards granted under the plan will be deemed amended to the extent necessary to conform to applicable laws, rules and regulations.

New Plan Benefits

        Awards under the 2009 Incentive Plan will be granted at a later time in the discretion of the Committee, and accordingly, neither the persons who will receive awards nor the amount or types of awards can be determined at this time.

Vote Required

        Under Rule 711 of the NYSE Alternext Company Guide, HCM is required to obtain stockholder approval with respect to the establishment of (or material amendment to) a stock option or purchase plan or other equity compensation arrangement pursuant to which options or stock may be acquired by officers, directors, employees, or consultants. The rules of the NYSE Alternext require that HCM's stockholders approve the 2009 Incentive Plan by a majority of the votes cast on the matter.

The effectiveness of the 2009 Incentive Plan is conditioned upon the completion of the merger, which is, in turn, conditioned upon the approval of the Proposals to approve the Merger Transactions, the Charter Amendment, the Exchange Share Issuance and the Plan Amendment.

HCM'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE
APPROVAL OF THE 2009 INCENTIVE PLAN

 PROPOSAL 6

ANY MOTION THAT MAY BE PROPERLY BROUGHT BEFORE THE SPECIAL MEETING TO ADJOURN THE SPECIAL MEETING FOR THE PURPOSE
OF SOLICITING ADDITIONAL VOTES FOR THE MERGER PROPOSALS

        At the annual meeting, we may ask stockholders to vote to adjourn the special meeting to solicit additional proxies in favor of the approval of any or all of the the proposals if we have not obtained sufficient votes to approve all of the proposals. Approval of a motion to adjourn the special meeting requires a majority of the votes cast on the matter.

HCM'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ANY MOTION PROPERLY BROUGHT BEFORE THE SPECIAL MEETING TO ADJOURN THE SPECIAL MEETING TO SOLICIT ADDITIONAL PROXIES IN FAVOR OF THE APPROVAL OF THE MERGER PROPOSALS.

EXPERTS

        The consolidated financial statements of JWHCC and subsidiaries as of December 31, 2007, and for the year ended December 31, 2007, included in this proxy statement/prospectus have been audited by Ernst & Young LLP, independent registered certified public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The financial statements of JWHCC and its subsidiaries as of December 31, 2006, and for each of the two years in the period ended December 31, 2006, included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of HCM and subsidiaries as of December 31, 2007 and 2006, and for each of the years in the three year period ended December 31, 2007, are included in this proxy statement/prospectus in reliance upon the report of Grant Thornton LLP, independent registered certified public accounting firm, appearing elsewhere in this proxy statement/prospectus, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

        The validity of the issuance of common stock by HCM in connection with the merger will be passed upon for HCM by Sonnenschein Nath & Rosenthal LLP. Sonnenschein Nath & Rosenthal LLP will also provide a legal opinion regarding certain federal income tax matters relating to the spin-off and the merger.

WHERE YOU CAN FIND MORE INFORMATION

        HCM files reports (including annual reports which contain audited financial statements), proxy statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy statements and other information at the Securities and Exchange Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the public reference rooms. HCM's Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at "http://www.sec.gov." HCM has filed with the Securities and Exchange Commission a registration statement on Form S-4. This proxy statement/prospectus is a part of the registration statement and constitutes the prospectus for the common stock of the Surviving Corporation to be issued to the holders of shares of Walter common stock in the merger.

        You may request a copy of these filings at no cost by writing or telephoning HCM at the following address or telephone number: Hanover Capital Mortgage Holdings, Inc., 200 Metroplex Drive, Suite 100, Edison NJ 08817, Telephone (732) 548-0101.

        IN ORDER TO ENSURE TIMELY DELIVERY OF THESE DOCUMENTS, YOU SHOULD MAKE YOUR REQUEST BY APRIL 3, 2009. IF YOU ARE A HCM STOCKHOLDER AND YOU HAVE ANY QUESTIONS ABOUT THE MERGER OR THE SPECIAL MEETING, OR IF YOU NEED ASSISTANCE IN AUTHORIZING YOUR PROXY TO VOTE ON YOUR BEHALF, PLEASE CONTACT HCM'S PROXY SOLICITOR INNISFREE M&A INCORPORATED TOLL FREE AT 888-750-5834. BANKS AND BROKERS MAY CALL COLLECT AT (212) 750-5833.

        IF YOU ARE A WALTER STOCKHOLDER AND YOU HAVE ANY QUESTIONS ABOUT THE SPIN-OFF AND THE MERGER, PLEASE CONTACT WALTER AT 813-871-4027.

        HCM HAS NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE MERGER OR ABOUT HCM THAT DIFFERS FROM OR

ADDS TO THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS OR THE DOCUMENTS THAT HCM PUBLICLY FILES WITH THE SECURITIES AND EXCHANGE COMMISSION. THEREFORE, IF ANYONE GIVES YOU DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

        IF YOU ARE IN A JURISDICTION WHERE IT IS UNLAWFUL TO OFFER TO EXCHANGE OR SELL, OR TO ASK FOR OFFERS TO EXCHANGE OR BUY, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS OR TO ASK FOR PROXIES, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT SUCH ACTIVITIES, THEN THE OFFER PRESENTED BY THIS PROXY STATEMENT/PROSPECTUS DOES NOT EXTEND TO YOU. THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS SPEAKS ONLY AS OF ITS DATE UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES.

        ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS WITH RESPECT TO WALTER, SPINCO AND THEIR SUBSIDIARIES, THE SPIN-OFF AND THE TAXABLE DIVIDEND HAS BEEN PROVIDED BY WALTER. ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS WITH RESPECT TO HCM (INCLUDING THE FINANCIAL ADVISOR TO HCM) AND ITS SUBSIDIARIES HAS BEEN PROVIDED BY HCM.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
OF JWH Holding Company, LLC AND Subsidiaries

Report of Independent Registered Certified Public Accounting Firm

The Board of Managers and Member of JWH Holding Company, LLC

        We have audited the accompanying consolidated balance sheet of JWH Holding Company, LLC and subsidiaries (the Company) as of December 31, 2007 and the related consolidated statements of operations, changes in member's/stockholder's deficit and comprehensive loss and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JWH Holding Company, LLC and subsidiaries at December 31, 2007, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 8, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, as of January 1, 2007.

                      /s/ ERNST & YOUNG LLP

Tampa, Florida
December 19, 2008

Report of Independent Registered Certified Public Accounting Firm

To the Board of Managers and Member of JWH Holding Company, LLC:

        In our opinion, the consolidated balance sheet as of December 31, 2006 and the related consolidated statements of operations, changes in member's/stockholder's deficit and comprehensive loss and cash flows for each of two years in the period ended December 31, 2006 present fairly, in all material respects, the financial position of JWH Holding Company, LLC and its subsidiaries at December 31, 2006, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 9 and Note 10 to the consolidated financial statements, the Company has changed the manner in which it accounts for other postretirement plans and share-based compensation, respectively.

/s/ PRICEWATERHOUSECOOPERS LLP
Tampa, Florida

November 3, 2008, except as it relates to discontinued operations as described in Note 3 of the consolidated financial statements as to which the date is December 22, 2008.

JWH Holding Company, LLC and Subsidiaries

Consolidated Balance Sheets

(dollars in thousands)

	December 31,
	2007	2006
ASSETS
Cash and cash equivalents	$3,122	$3,472
Short-term investments, restricted	69,120	84,297
Receivables, net	1,955	3,448
Instalment notes receivable, net of allowance of $13,992 and $13,011, respectively	1,824,765	1,769,040
Houses held for resale	36,407	29,414
Unamortized debt expense	21,786	24,300
Goodwill	12,291	12,291
Other assets	7,912	10,951
Assets of discontinued operations	72,162	90,476

Total assets	$2,049,520	$2,027,689

LIABILITIES AND MEMBER'S DEFICIT
Accounts payable	$2,444	$2,284
Accrued expenses	57,660	41,960
Deferred income taxes, net	61,504	83,531
Mortgage-backed/asset-backed notes	1,706,218	1,736,706
Accrued interest	11,953	12,846
Other liabilities	10,313	881
Liabilities of discontinued operations	275,159	271,719

Total liabilities	2,125,251	2,149,927

Commitments and contingencies (Note 11)
Member's deficit:
Membership unit (no par); 1 unit authorized, issued and outstanding at December 31, 2007 and 2006	—	—
Additional paid-in capital	228,883	247,419
Retained earnings	366,132	366,927
Accumulated other comprehensive income	4,632	11,915

	599,647	626,261
Less: Receivable from Walter	(675,378)	(748,499)

Total member's deficit	(75,731)	(122,238)

Total liabilities and member's deficit	$2,049,520	$2,027,689

The accompanying notes are an integral part of the consolidated financial statements.

JWH Holding Company, LLC and Subsidiaries

Consolidated Statements of Operations

(dollars in thousands)

	Year Ended December 31,
	2007	2006	2005
Net revenues:
Interest income on instalment notes	$198,867	$199,832	$206,089
Premium revenue	13,230	14,598	15,539
Other revenue	4,146	4,650	4,318

Total net revenues	216,243	219,080	225,946

Costs and expenses:
Claims expense	6,754	6,738	16,120
Depreciation	1,174	1,387	1,403
Selling, general and administrative	29,083	29,280	28,437
Provision for losses on instalment notes	13,889	9,063	10,724
Credit for postretirement benefits	(424)	(1,545)	(239)
Interest and amortization of debt expense	119,102	118,742	122,004
Other interest expense	1,433	1,031	880
Amortization expense	1,581	2,406	3,641
Related party—allocated corporate charges	3,683	3,196	3,148

Total costs and expenses	176,275	170,298	186,118

Income from continuing operations before income taxes	39,968	48,782	39,828
Income tax expense	14,857	18,329	14,222

Income from continuing operations	25,111	30,453	25,606
Loss from discontinued operations, net of taxes	(21,485)	(30,724)	(106,516)

Net income (loss)	$3,626	$(271)	$(80,910)

Basic income (loss) per unit:
Income from continuing operations	$25,111	$30,453	$25,606
Loss from discontinued operations	(21,485)	(30,724)	(106,516)

Net income (loss)	$3,626	$(271)	$(80,910)

Units used to determine income (loss) per unit(1)	1	1	1

(1)
During the second quarter of 2006, Walter's equity interests in the Company's subsidiaries were contributed by Walter to the Company upon the formation of the Company in exchange for one limited liability company unit of the Company. Therefore, earnings per unit for each period presented was determined using one unit, which is the capital structure subsequent to the formation of the Company.

The accompanying notes are an integral part of the consolidated financial statements.

JWH Holding Company, LLC and Subsidiaries

Consolidated Statements of Changes in Member's/Stockholder's Deficit
and Comprehensive Loss

For the Years Ended December 31, 2007, 2006 and 2005

(in thousands)

	Total	Capital Stock/ Member's Equity	Additional Paid-In Capital	Comprehensive Loss	Retained Earnings	Accumulated Other Comprehensive Income	Receivable from Walter
Balance at December 31, 2004	$(229,088)	$1,210	$125,197		$448,108	$—	$(803,603)
Comprehensive loss:
Net loss	(80,910)			$(80,910)	(80,910)
Other comprehensive income, net of tax:
Net unrealized gain on hedges, net of $613 tax provision	1,138			1,138		1,138

Comprehensive loss				$(79,772)

WMC capital contribution	1,946		1,946
Dividends to Walter	(18,675)		(18,675)
Extinguishment of receivables from Walter	12,940						12,940

Balance at December 31, 2005	(312,649)	1,210	108,468		367,198	1,138	(790,663)
Comprehensive loss:
Net loss	(271)			$(271)	(271)
Other comprehensive income (loss), net of tax:
Net amortization of realized gain on hedges, net of $5 tax benefit	(9)			(9)		(9)
Net unrealized gain on hedges, net of $137 tax provision	255			255		255

Comprehensive loss				$(25)

Adjustment to initially apply FASB Statement No. 158	10,531					10,531
Walter capital contribution to JWH LLC	155,153		155,153
JWH LLC formation	—	(1,210)	1,210
Dividends to Walter	(22,269)		(22,269)
Extinguishment of receivables from Walter	42,164						42,164
Stock-based compensation(1)	4,857		4,857

Balance at December 31, 2006	(122,238)	—	247,419		366,927	11,915	(748,499)
Adjustment to initially apply FIN 48	(4,421)				(4,421)

Adjusted balance at January 1, 2007	(126,659)	—	247,419		362,506	11,915	(748,499)
Comprehensive loss:
Net income	3,626			$3,626	3,626
Other comprehensive loss, net of tax:
Change in postretirement benefit plans, net of $263 tax benefit	(616)			(616)		(616)
Net unrealized loss on hedges, net of $3,589 tax benefit	(6,667)			(6,667)		(6,667)

Comprehensive loss				$(3,657)

Dividends to Walter	(22,889)		(22,889)
Extinguishment of receivables from Walter	73,121						73,121
Stock-based compensation(1)	4,353		4,353

Balance at December 31, 2007	$(75,731)	$—	$228,883		$366,132	$4,632	$(675,378)

(1)
Stock-based compensation includes $1,797 and $1,783 for the year ended December 31, 2007 and 2006, respectively, related to discontinued operations.

The accompanying notes are an integral part of the consolidated financial statements.

JWH Holding Company, LLC and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2007	2006	2005
Operating activities:
Net income (loss)	$3,626	$(271)	$(80,910)
Loss from discontinued operations	21,485	30,724	106,516

Income from continuing operations	25,111	30,453	25,606
Adjustments to reconcile income from continuing operations to net cash (used in) provided by operating activities attributable to continuing operations:
Provision for losses on instalment notes receivable	13,889	9,063	10,724
Depreciation	1,175	1,387	1,403
Benefit from deferred income taxes	(7,088)	(22,765)	(9,559)
Amortization of debt expense	2,867	3,128	4,836
Stock based compensation	2,556	3,074	—
Other	966	9,576	3,364
Decrease (increase) in assets:
Receivables	1,493	(1,322)	(522)
Houses held for resale	(6,993)	1,196	(11,773)
Other	46	2,788	(1,517)
Instalment notes receivable, net	(63,795)	(30,690)	65,139
Cash received from cash flow hedge	—	283	1,777
Increase (decrease) in liabilities:
Accounts payable	160	(670)	550
Accrued expenses	(326)	(8,804)	4,732
Accrued interest	(893)	(739)	(916)

Cash flows (used in) provided by operating activities attributable to continuing operations	(30,832)	(4,042)	93,844

Investing activities:
Purchases of loans	(39,900)	(103,823)	(61,098)
Principal payments received on purchased loans	34,081	45,954	21,072
Additions to property and equipment	(156)	(295)	(206)
Cash proceeds from sale of property and equipment	1	—	109
Decrease (increase) in short-term investments, restricted	15,177	35,640	(25,260)

Cash flows provided by (used in) investing activities attributable to continuing operations	9,203	(22,524)	(65,383)

Financing activities:
Issuance of mortgage-backed/asset-backed notes	189,200	401,876	393,459
Payments on mortgage-backed/asset-backed notes	(219,793)	(392,647)	(428,999)
Net decrease in receivable from Walter	73,225	43,060	14,886
Capital contributions from Walter	—	1,300	—
Dividends to Walter	(22,889)	(22,269)	(18,675)
Debt issuance costs paid	(530)	(1,512)	(2,529)

Cash flows provided by (used in) financing activities attributable to continuing operations	19,213	29,808	(41,858)

Cash flows (used in) provided by continuing operations	(2,416)	3,242	(13,397)
Cash Flows From Discontinued Operations
Cash flows used in operating activities	(3,519)	(37,324)	(47,988)
Cash flows (used in) provided by investing activities	(5,062)	2,783	(3,756)
Cash flow provided by financing activities	10,513	31,318	60,919

Cash flows provided by (used in) discontinued operations	1,932	(3,223)	9,175

Net (decrease) increase in cash and cash equivalents	(484)	19	(4,222)
Cash and cash equivalents at beginning of year	3,472	3,260	7,663
Add: Cash and cash equivalents of discontinued operations at beginning of year	167	360	179
Less: Cash and cash equivalents of discontinued operations at end of year	(33)	(167)	(360)

Cash and cash equivalents at end of year	$3,122	$3,472	$3,260

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$117,286	$116,510	$118,186
Cash paid for income taxes	$20,961	$41,361	$23,216
Supplemental Disclosure of Non-Cash Financing Activities:
Capital contributions from Walter	$—	$153,853	$1,946

The accompanying notes are an integral part of the consolidated financial statements.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements
1. Organization

        JWH Holding Company, LLC ("JWHHC" or the "Company") was formed as a limited liability company pursuant to the laws of Delaware on May 31, 2006, as a wholly-owned subsidiary of Walter Industries, Inc. ("Walter"). The Company's financing operations include Walter Mortgage Company ("WMC"), as well as several other subsidiaries, and the homebuilding operations included Jim Walter Homes, Inc. as well as several other subsidiaries ("JWH"). The Company services instalment notes and mortgages and, through its affiliated insurance businesses, offers insurance coverages to its customers.

        On June 28, 2006, Walter contributed to the Company the issued and outstanding shares of its wholly owned subsidiaries Best Insurors, Inc., Cardem Insurance Co., Ltd., Coast to Coast Advertising, Inc., Dixie Building Supplies, Inc., JWH and its wholly owned subsidiaries, and WMC and its wholly owned subsidiaries, collectively Walter's Financing and Homebuilding business. In exchange for the contributed shares from Walter, the Company issued to Walter one limited liability company unit of the Company, which represents 100% of the limited liability company units of the Company.

        The Company recorded the exchange at historical cost as a reorganization of entities under common control, similar to a pooling of interests transaction. Since the Company is a newly formed entity, Walter's combined Financing and Homebuilding business is considered its predecessor for accounting purposes, and the combined financial statements for the Financing and Homebuilding business have become the Company's historical financial statements for periods prior to the legal reorganization on June 28, 2006.

        The Company organized Mid-State Trust II ("Trust II"), Mid-State Trust IV ("Trust IV"), Mid-State Trust VI ("Trust VI"), Mid-State Trust VII ("Trust VII"), Mid-State Trust VIII ("Trust VIII"), Mid-State Trust X ("Trust X"), Mid-State Trust XI ("Trust XI"), Mid-State Capital 2004-1 Trust ("Trust 2004-1"), Mid-State Capital 2005-1 Trust ("Trust 2005-1") and Mid-State Capital 2006-1 Trust ("Trust 2006-1") (the "Trusts") for the purpose of purchasing instalment notes receivable from WMC with the net proceeds from the issuance of mortgage-backed or asset-backed notes (a "securitization"). The beneficial interests in the Trusts are owned by WMC and Mid-State Capital, LLC, a wholly-owned subsidiary of WMC, respectively. The assets of the Trusts, including the instalment notes receivable owned by such trust, are not available to satisfy claims of general creditors of the Company, its subsidiaries or Walter. The liabilities of the Trusts for their notes issued to the public are to be satisfied solely from the proceeds of the instalment notes owned by such trust and are non-recourse to the Company, its subsidiaries and Walter.

        The securitizations are structured legally as sales, but for accounting purposes are treated as financings under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125," ("SFAS 140") as they do not meet the qualifying special purpose entity criteria under SFAS 140 and related interpretations. WMC, as servicer, subject to applicable contractual provisions, has discretion, consistent with prudent mortgage servicing practices, to determine whether to sell or work out any loans securitized through the securitization trusts that become troubled. Accordingly, the notes remain on balance sheet as "instalment notes held for investment", retained interests are not created, and securitization bond financing replaces the warehouse debt or asset-backed commercial paper originally associated with the notes held for investment. Deferred debt issuance costs and discounts related to the bonds are amortized on a level yield basis over the estimated life of the bonds.

        The Company's modular manufacturing business, Crestline Homes, Inc., formerly a division of the Homebuilding business, was sold in May 2007 and is reported as a discontinued operation. As of

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

1. Organization (Continued)

September 30, 2008, the Company decided to exit the homebuilding business entirely. As such, the Homebuilding business has been reported as a discontinued operation. See Note 3.

        Subsequent to May 1, 2008, the Company no longer offered financing to JWH's customers. See Note 15.

2. Summary of Significant Accounting Policies

Basis of Presentation

        The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from those estimates. All significant intercompany balances have been eliminated in the consolidated financial statements. The notes to consolidated financial statements, except where otherwise indicated, relate to continuing operations only.

        The financial information in these carved-out subsidiary financial statements does not include all of the expenses that would have been incurred had the Company been a separate, stand-alone entity. As such, the financial information does not necessarily reflect the consolidated financial position, results of operations and cash flows of the Company in the future, or what would have been reflected had the Company been a separate, stand-alone entity during the periods presented. However, these historical consolidated financial statements include certain costs and expenses that have been allocated to the Company from Walter.

        Certain costs incurred by Walter that were considered directly related to the Company were charged to the Company and included in general, selling and administrative expenses. These costs approximated $1.6 million, $1.8 million and $1.0 million for the years ended December 31, 2007, 2006 and 2005, respectively.

        Costs incurred by Walter that cannot be directly attributed to its subsidiaries such as risk management, executive salaries, professional service fees, human resources, transportation and other centralized business functions are allocated to its subsidiaries based on estimated annual revenues. Such costs were recorded in the caption 'related party-allocated corporate charges' in the accompanying statements of operations and were $3.7 million, $3.2 million and $3.1 million for the years ended December 31, 2007, 2006 and 2005, respectively. While the Company considers the allocation of such costs to be reasonable, in the event the Company was not affiliated with Walter, these costs may increase or decrease.

Concentrations of Credit Risk

        Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, short-term investments and instalment notes receivable.

        The Company maintains cash and cash equivalents with a federally insured financial institution. Concentrations of credit risk with respect to instalment notes receivable are limited due to the large number of customers and their dispersion across many geographic areas. However, of the gross amount of instalment notes receivable at December 31, 2007, 33%, 15%, 9%, 6% and 6% (at December 31, 2006, 32%, 15%, 8%, 6%, and 6%), respectively, are secured by homes located in the states of Texas,

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Mississippi, Alabama, Florida and Louisiana, respectively. The Company believes the potential for incurring material losses related to these concentrations of credit is remote.

        The Company provides insurance to homeowners primarily in the southeastern United States and, due to the concentration in this area, is subject to risk of loss due to the threat of hurricanes and other natural disasters.

Revenue Recognition

        WMC purchases instalment notes originated by JWH, originates loans for JWH customers, and securitizes and services such instalment notes and mortgages. Through May 1, 2008, JWH offered financing to homebuyers and WMC originated and purchased loans that are secured by mortgages and liens. Subsequent to May 1, 2008, except for homes under construction or under contract at that date, WMC will no longer purchase instalment notes from JWH or originate loans for JWH customers. References to instalment notes or mortgage instalment notes include mortgage loans offered by WMC.

        Instalment notes are initially recorded by JWH at the discounted value of the future instalment note payments using an imputed interest rate. The imputed interest rate used represents the estimated prevailing market rate of interest for credit of similar terms issued to customers with similar credit ratings to JWH's customers. The Company estimates this rate by adding a credit spread and a margin to a benchmark funding rate in order to cover costs and expected losses. This rate is periodically compared to rates charged by competitors and other lenders to customers of similar credit quality to validate that the methodology results in a market rate of interest. These estimates affect revenue recognition by determining the allocation of income between the amount recognized by JWH from the construction of the home and the amount recognized by WMC over the life of the instalment note as interest income. Variations in the estimated market rate of interest used to initially record instalment notes receivable could affect the amount and timing of income recognition. Instalment note pay-offs received in advance of scheduled maturity (prepayments) effect the amount of interest income due to the recognition of any remaining unamortized discounts or premiums arising from the note's inception.

        The instalment notes state the maximum amount to be charged to the customer, and ultimately recognized as revenue, based on the contractual number of payments and dollar amount of monthly payments. In each of the three years ended December 31, 2007, WMC purchased fixed and variable rate mortgage loans and offered mortgage loans that have fixed monthly payments and repayment terms similar to instalment notes. The interest income earned by WMC is recognized using the interest method. WMC has the ability to levy costs to protect their collateral position upon default, such as attorney fees and late charges, as allowed by state law. The various legal instruments used allow for different fee structures to be charged to the customer, for example late fees and prepayment fees. These fees are ultimately recognized as revenue.

        Instalment notes are placed on non-accrual status when any portion of the principal or interest is ninety days past due. When placed on non-accrual status, the related interest receivable is reversed against interest income of the current period. Instalment notes are removed from non-accrual status when the amount financed and the associated interest are no longer over ninety days past due. Recoveries of advanced taxes and insurance related to instalment notes are recognized as income when collected.

        The Company sells homes and related real estate repossessed or foreclosed on from customers in default of their loans or notes ("Repo Sales"). Repo Sales of repossessed property involve the sale and,

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

in most circumstances, the financing of both a home and related real estate. Revenues from Repo Sales are recognized by the full accrual method where appropriate. However, the requirement for a minimum 5% initial cash investment, (for primary residences), frequently is not met. When this is the case, losses are immediately recognized, and gains are deferred and recognized by the instalment method until the buyer's investment reaches the minimum 5%. At that time, revenue is recognized by the full accrual method.

Cash and Cash Equivalents

        Cash and cash equivalents include short-term deposits and highly liquid investments that have original maturities of three months or less when purchased and are stated at cost which approximates market.

Restricted Short-Term Investments

        Restricted short-term investments at December 31, 2007 and 2006 include temporary investments primarily in commercial paper or money market accounts with maturities less than 90 days from collections on instalment notes receivable owned by various Trusts ($68.8 million and $76.7 million, respectively), which are available only to pay expenses of the Trusts and principal and interest on indebtedness of the Trusts. Restricted marketable securities totaled $0.3 million and $0.2 million at December 31, 2007 and 2006, respectively. The December 31, 2006 balance also includes a $7.3 million Trust 2006-1 prefunding balance which was available to fund additional instalment notes receivable.

Allowance for Losses on Instalment Notes

        The Company's periodic evaluation of the adequacy of the allowance for losses on instalment notes is based on the Company's past loss experience, known and inherent risks in the portfolio, delinquencies, the estimated value of the underlying real estate collateral and current economic and market conditions within the applicable geographic areas surrounding the underlying real estate. The allowance for losses on instalment notes is increased by provisions for losses charged to income and is reduced by charge-offs, net of recoveries.

Houses Held for Resale

        Repossessed property is recorded at its estimated fair value less estimated costs to sell, which is based on historical resale recovery rates and current market conditions.

Property and Equipment

        Property and equipment are recorded at cost. Depreciation is recorded on the straight-line method over the estimated useful lives of the assets. Gains and losses upon disposition are reflected in the statement of operations in the period of disposition. Maintenance and repair costs are charged to expense as incurred.

Accounting for the Impairment of Long-Lived Assets

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company periodically evaluates whether events and circumstances have occurred that indicate possible impairment. When impairment

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

indicators exist, the Company uses market quotes, if available, or an estimate of the future undiscounted net cash flows of the related asset or asset group over the remaining life in measuring whether or not the asset values are recoverable. There have been no significant impairments of long-lived assets during the three years ended December 31, 2007.

Unamortized Debt Expense

        Unamortized debt expense represents debt issue costs related to the Trusts. These costs are amortized into interest expense over the life of the Trusts using the interest method.

Hedging Activities

        The Company has entered into interest rate hedge agreements designed to reduce the risk of rising interest rates on the forecasted amount of securitization debt to be issued to finance instalment notes and mortgage loans receivable. Changes in the fair value of interest rate hedge agreements that are designated and effective as hedges were recorded in accumulated other comprehensive income (loss) ("OCI"). Deferred gains or losses from settled hedges determined to be effective have been reclassified from OCI to interest expense in the statement of operations in the same period as the underlying transactions were recorded. Cash flows from hedging activities are reported in the statement of cash flows in the same classification as the hedged item. Changes in the fair value of interest rate hedge agreements that are not effective are immediately recorded in the statement of operations.

Insurance Claims (Hurricane Losses)

        Accruals for property-liability claims and claims expense are recognized when probable and reasonably estimable at amounts necessary to settle both reported and unreported claims of insured property-liability losses, based upon the facts in each case and the Company's experience with similar cases. The establishment of appropriate accruals, including accruals for catastrophes such as hurricanes, is an inherently uncertain process. Accrual estimates are regularly reviewed and updated, using the most current information available.

        The Company recorded a provision of $9.0 million in 2005 for hurricane insurance losses, net of reinsurance proceeds received from unrelated insurance carriers which is included in claims expense. These estimates were recorded for claims losses as a result of damage from Hurricanes Katrina and Rita in the Company's market area. There were no significant hurricane losses in 2007 or 2006.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        The following table provides a reconciliation of the liability for unpaid claims and claim adjustment expenses for the years ended December 31 (in thousands):

	2007	2006	2005
Gross liability, beginning of year	$2,501	$7,893	$3,538
Less reinsurance recoverables	1,383	883	—

Net liability, beginning of year	1,118	7,010	3,538
Incurred losses related to:
Current year	4,718	4,681	13,600
Prior years	17	472	56

Total incurred	4,735	5,153	13,656
Paid related to:
Current year	4,059	3,468	6,776
Prior years	1,713	7,577	3,408
Less reinsurance recoveries	(1,350)	—	—

Total Paid	4,422	11,045	10,184
Net liability, end of year	1,431	1,118	7,010
Plus reinsurance recoverables	79	1,383	883

Gross liability, end of year	$1,510	$2,501	$7,983

Reported claims liability	$709	$1,452	$6,563
Incurred but not reported claims liability	801	1,049	1,330

	$1,510	$2,501	$7,893

3. Discontinued Operations

        As of September 30, 2008, the Company committed to a plan to sell or otherwise separate the Homebuilding business. As such, the company has reported the results of operations, assets, liabilities and cash flows of the Homebuilding business as discontinued operations for all periods presented.

        During the first quarter of 2007, the Company decided to exit the manufacture and distribution of modular homes due to the poor performance of this division, which operated as Crestline Homes, Inc. ("Crestline"), formerly a division of the Homebuilding business. As such, the results of operations, assets, liabilities and cash flows of Crestline are reported as discontinued operations for all periods presented. The loss from discontinued operations for the year ended December 31, 2007 includes the results of operations of this business through May 30, 2007, partially offset by a modest gain on the sale of the business on that date.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

3. Discontinued Operations (Continued)

        The table below presents the significant components of operating results included in loss from discontinued operations for the years ended December 31, 2007, 2006, and 2005 (in thousands).

	For the years ended December 31,
	2007	2006	2005
Net sales and revenues	$256,131	$275,471	$226,339

Loss from discontinued operations before income tax benefit	$(32,904)	$(47,183)	$(128,911)
Income tax benefit	11,419	16,459	22,395

Loss from discontinued operations	$(21,485)	$(30,724)	$(106,516)

        The assets and liabilities included as discontinued operations in the consolidated balance sheet as of December 31, 2007 and 2006 are shown below (in thousands).

	Year Ended December 31,
	2007	2006
Cash and cash equivalents	$33	$167
Restricted short-term investments	1,054	909
Instalment notes receivable, net	11,174	13,436
Receivables, net(1)	1,558	4,483
Inventory	19,615	29,614
Prepaid expenses	1,236	2,862
Property and equipment, net	28,452	31,200
Other assets	9,040	7,805

Total assets	$72,162	$90,476

Accounts payable	$6,369	$11,691
Accrued expenses	30,133	31,777
Deferred taxes	10	10
Payable to Walter	238,024	227,510
Other liabilities	623	731

Total liabilities	$275,159	$271,719

    (1)
    The December 31, 2006 receivable balance is reported net of a $1.8 million allowance for Crestline home sales believed to be uncollectible.

        The Company allocated certain expenses, including specifically identified costs and other corporate shared services which supported its operations, to discontinued operations. These costs represent expenses that have historically been allocated to and recorded by the Company as selling, general and administrative expenses.

4. Instalment Notes Receivable and Mortgage Loans

        Instalment notes receivable arise from sales of detached, single-family homes to JWH customers. Mortgage loans are originated by WMC by providing both land and home financing and re-financing

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

4. Instalment Notes Receivable and Mortgage Loans (Continued)

for JWH customers. These receivables require periodic payments, over periods of 10 to 30 years, and are secured by first mortgages or similar security instruments. Cash flows from the financing of JWH's customers are classified as operating activities. WMC has also purchased loans from third parties, including mortgage companies and other homebuilders. Purchases of loans from third parties, as well as principal payments on those loans, are considered investing activities in the statement of cash flows.

        The credit terms offered by JWH and its affiliates are usually for 100% of the purchase price of the home. The buyer's ownership of the land and improvements necessary to complete the home constitutes an equity investment to which the Company has access should the buyer default on payment of the instalment note obligation. The Company currently holds fixed (98%) and variable-rate (2%) instalment notes ranging from 5.16% to 14.13% annual percentage rate, without points or closing costs.

        Instalment notes receivable and mortgage loans receivable are held for investment and are not held for sale. WMC and Mid-State Capital LLC, a wholly-owned subsidiary of WMC, have created a number of business trusts for the purpose of purchasing instalment notes and mortgage loans owned by WMC with the net proceeds from the issuance of mortgage-backed notes or asset-backed notes. WMC and Mid-State Capital LLC directly or indirectly own all of the beneficial interests in these trusts. The assets of the trusts are not available to satisfy claims of general creditors of the Company and the liabilities for notes issued by the trusts are to be satisfied solely from the proceeds of the instalment notes owned by the trusts and are non-recourse to the Company.

        Instalment notes receivable, as of December 31, are summarized as follows (in thousands):

	2007	2006
Instalment notes receivable, net of unearned income	$1,604,459	$1,568,103
Mortgage loans, net of unearned income	234,298	213,948
Less: Allowance for losses	(13,992)	(13,011)

Instalment notes receivable, net(1)(2)(3)	$1,824,765	$1,769,040

    (1)
    Origination costs are deferred and amortized over the life of the note portfolio. Deferred loan origination costs included in net instalment notes receivable at December 31, 2007 and 2006 were $13.1 million and $12.5 million, respectively. The average life of the note portfolio approximates 9 years.

    (2)
    At December 31, 2007 and 2006, the amount of net instalment notes receivable that had not been securitized was $286.8 million and $32.8 million, respectively. Of these balances, $268.7 million and $10.3 million had been pledged as collateral against WMC's variable funding loan agreements at December 31, 2007 and 2006, respectively (see Note 6).

    (3)
    The amount of net instalment notes receivable that had been put on nonaccrual status due to delinquent payments of ninety days past due or greater was $43.7 million and $38.6 million at December 31, 2007 and 2006, respectively. The calculation of delinquencies excludes from delinquent amounts those accounts that are in bankruptcy proceedings that are paying their mortgage payments in contractual compliance with bankruptcy court approved mortgage payment obligations.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

4. Instalment Notes Receivable and Mortgage Loans (Continued)

        Activity in the allowance for losses for the years ended December 31, is summarized as follows (in thousands):

	2007	2006	2005
Balance, beginning of the year	$13,011	$12,489	$11,200
Provision charged to income	13,889	9,063	10,724
Less: Charge-offs, net of recoveries	(12,908)	(8,541)	(9,435)

Balance, end of the year	$13,992	$13,011	$12,489

        Charge-offs on instalment notes occur when management believes it will be unable to collect all amounts contractually due. The charge-off is measured based upon the excess of the recorded investment in the receivable over the estimated fair value of the collateral as reduced by estimated selling costs. Recoveries on charge-offs, recognized when received, are immaterial in relation to aggregate charge-offs.

5. Goodwill

        Goodwill, originating from the 1987 leveraged buyout of Walter, was pushed down from Walter. Goodwill is reviewed for impairment annually or more frequently if significant events occur that indicate that impairment could exist. The fair value of the Company's reporting units are determined using valuation models and expected future cash flow projections, which is then discounted using a risk-adjusted discount rate and adjusted for comparable industry earnings multiples. Goodwill was approximately $12.3 million at December 31, 2007, 2006 and 2005.

        For 2007, 2006 and 2005, the Company used a discounted cash flow approach in performing its annual impairment testing. As a result of this annual testing, no goodwill impairments were identified. See Note 15.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

6. Mortgage-Backed/Asset-Backed Notes

        Mortgage-backed and asset-backed notes, in accordance with contractual terms, as of December 31, consisted of the following (in thousands):

	2007	2006	Weighted Average Stated Interest Rate at December 31, 2007	Final Maturity
Trust IV Asset Backed Notes	$171,536	$207,812	8.33%	2030
Trust VI Asset Backed Notes	135,242	153,233	7.42%	2035
Trust VII Asset Backed Notes	115,126	127,847	6.34%	2036
Trust VIII Asset Backed Notes	134,235	152,352	7.79%	2038
Trust IX Variable Funding Loan	95,100	—	5.29%	2008
Trust X Asset Backed Notes	201,540	228,449	6.30%	2036
Trust XI Asset Backed Notes	179,350	198,499	5.51%	2038
Trust XIV Variable Funding Loan	94,100	—	5.55%	2008
Trust 2004-1 Trust Asset Backed Notes	173,712	200,890	6.64%	2037
Trust 2005-1 Trust Asset Backed Notes	190,122	218,486	6.15%	2040
Trust 2006-1 Trust Asset Backed Notes	216,155	249,138	6.28%	2040

Total	$1,706,218	$1,736,706

        The Trusts beneficially owned by WMC and Mid-State Capital LLC, the Company's wholly owned subsidiaries, are the depositors under the Company's outstanding mortgage-backed and asset-backed notes (the "trust notes"), which consist of eight separate series of public debt offerings and one private offering. Trust IX and Trust XIV were borrowers under a $150.0 million and a $200.0 million Variable Funding Loan Agreement (the "warehouse facilities"). Mortgage-backed/asset-backed notes provide long-term financing for instalment notes receivable and mortgage assets purchased by WMC, while the warehouse facilities provided temporary financing. In each case, these instalment notes receivable and mortgage assets are deposited into Trusts. Upon deposit, these instalment notes and mortgage assets become assets of the Trusts and are not available to satisfy claims of general creditors of the Company. The trust notes and the warehouse facilities are to be satisfied solely from the proceeds of the underlying instalment notes receivable and mortgages and are non-recourse to the Company.

        As noted above, the Company had two warehouse facilities totaling $350.0 million that provided temporary financing to WMC for its originations of mortgages loans, purchases of instalment notes originated by JWH and purchases of third-party mortgage loans. At December 31, 2007, there were $189.2 million of borrowings outstanding under these warehouse facilities. On April 30, 2008, Walter provided $214.8 million of available funds to the Company to repay and terminate the Mid-State Trust IX and XIV warehouse facilities.

        As of December 31, 2007 and 2006, the Company held multiple interest rate hedge agreements with various counterparties with an aggregate notional value of $215.0 million and $50.0 million, respectively. The objective of these hedges was to protect against changes in the benchmark interest rate on the forecasted issuance of mortgage-backed notes in a securitization. The hedges were to be settled on or before their maturity date of April 1, 2008 and were originally accounted for as cash flow

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

6. Mortgage-Backed/Asset-Backed Notes (Continued)

hedges. As such, changes in the fair value of the effective portion of the hedges that occurred through the date of maturity were recorded in accumulated other comprehensive income (loss). The fair value of interest rate hedges outstanding at December 31, 2007 and 2006 was a liability of $9.4 million and an asset of $0.4 million, respectively. During 2007, the Company recorded an unrealized loss from these interest rate hedge agreements, net of tax, of $6.4 million in other comprehensive income. During 2006, the Company recorded an unrealized gain from interest rate hedge agreements, net of tax, of $0.3 million in accumulated other comprehensive income.

        At March 31, 2008, the hedges outstanding no longer qualified for hedge accounting treatment because the Company no longer planned to access the distressed securitization market. As a result, the Company recognized a loss on interest rate hedge ineffectiveness of $17.0 million in the three months ended March 31, 2008. On April 1, 2008, the Company settled the hedges for a payment of $17.0 million.

7. Letters of Credit

        Walter has arranged letters of credit in order to secure the Company's obligations under certain reinsurance contracts. The outstanding letters of credit were $10.0 million, $12.3 million, and $21.7 million at December 31, 2007, 2006, and 2005, respectively. The Company has recorded letter of credit charges as selling, general and administrative expenses of $0.2 million, $0.3 million, and $0.4 million for the years ended December 31, 2007, 2006, and 2005, respectively.

8. Income Taxes

        Income tax expense (benefit) applicable to continuing operations consists of the following components (in thousands):

	Federal	State and Local	Total
For the years ended December 31:
2007
Current	$20,619	$1,326	$21,945
Deferred	(8,052)	964	$(7,088)

Total	$12,567	$2,290	$14,857

2006
Current	$42,216	$(1,122)	$41,094
Deferred	(24,280)	1,515	$(22,765)

Total	$17,936	$393	$18,329

2005
Current	$23,174	$607	$23,781
Deferred	(9,464)	(95)	$(9,559)

Total	$13,710	$512	$14,222

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

8. Income Taxes (Continued)

        The income tax expense (benefit) at the effective tax rate differed from the statutory rate as follows:

	For the years ended December 31,
	2007	2006	2005
Statutory tax rate	35.0%	35.0%	35.0%
Effect of:
State and local income tax	1.9	0.5	0.8
Other	0.3	2.1	(0.1)

Effective tax rate	37.2%	37.6%	35.7%

        Deferred income tax assets (liabilities) related to the following (in thousands):

	2007	2006
Deferred income tax assets:
Contingent interest	$3,464	$3,047
Allowance for losses on instalment notes receivable	5,383	4,851
Interest rate hedge agreements	2,845	—
Accrued expenses	1,612	488
Federal benefit of state deductions	5,991	486

Total deferred income tax assets	19,295	8,872
Deferred income tax liabilities:
Depreciation/Amortization	(100)	(2,660)
Interest income on instalment notes	(80,699)	(89,743)

Total deferred income tax liabilities	(80,799)	(92,403)

Net deferred income tax liabilities	$(61,504)	$(83,531)

        Walter files a consolidated Federal and Florida income tax return which includes the Company. The Company provides for federal and state income tax on a modified separate income tax return basis. The income tax expense is based on the statement of operations. Current tax liabilities for Federal and Florida state income taxes are paid to Walter and have been adjusted to include the effect of related party interest income earned from Walter that have not been reflected in the statement of operations. Separate company state tax liabilities and FIN 48 liabilities have also been adjusted to include these related party transactions.

Income Tax Litigation

        The Company files state income tax returns in various other state and local jurisdictions which are routinely examined by tax authorities in these jurisdictions. The statute of limitations related to the consolidated Federal income tax return is closed for the years prior to August 31, 1983 and the years ended May 31, 1997, 1998 and 1999. The state impact of any Federal changes for these years remains subject to examination for a period up to five years after formal notification to the states. The Company generally remains subject to income tax in various states for prior periods ranging from three to ten years depending on jurisdiction.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

8. Income Taxes (Continued)

        Walter is currently under audit by the Internal Revenue Service (the "IRS") for the years ended December 31, 2002 through December 31, 2005 and the IRS proposed adjustments related to the audit. Walter is in the process of reviewing these proposed adjustments and management believes that the final resolution of the proposed adjustments will not have a material adverse effect on the financial condition of the Company.

        On February 20, 2006, the IRS completed its audit of Walter's Federal income tax returns and issued a 30-day letter proposing tax deficiencies in the amount of $82.2 million for the years ended May 31, 2000, December 31, 2000, and December 31, 2001. The issues in the 30-day letter relate primarily to Walter's method of recognizing revenue on the sale of homes and related interest on the instalment notes receivable. The items at issue relate primarily to the timing of revenue recognition and consequently, should the IRS prevail on its positions, Walter's financial exposure is limited to interest and penalties.

        On December 27, 1989, Walter and most of Walter's subsidiaries each filed a voluntary petition for reorganization under Chapter 11 of Title 11 of the United States Code (the Bankruptcy Proceedings) in the United States Bankruptcy Court for the Middle District of Florida, Tampa Division (the Bankruptcy Court). Walter and the remainder of Walter's subsidiaries emerged from bankruptcy on March 17, 1995 (the Effective Date), pursuant to the Amended Joint Plan of Reorganization Dated as of December 9, 1994, as modified on March 1, 1995 (as so modified the Consensual Plan). Despite the confirmation and effectiveness of the Consensual Plan, the Bankruptcy Court continues to have jurisdiction over, among other things, the resolution of disputed prepetition claims against Walter and certain of its subsidiaries including the Company, and other matters that may arise in connection with or related to the Consensual Plan, including claims related to federal income taxes.

        A controversy exists with regard to federal income taxes allegedly owed by Walter for fiscal years 1980 through 1994. In connection with the bankruptcy proceedings, the IRS filed a proof of claim in the Bankruptcy Court (the "Proof of Claim") for a substantial amount of taxes, interest and penalties with respect to fiscal years ended August 31, 1980 and August 31, 1983 through May 31, 2004. Walter filed an adversary proceeding in the Bankruptcy Court disputing the Proof of Claim (the "Adversary Proceeding") and the various issues have been and are being litigated in the Bankruptcy Court.

        The amounts initially asserted by the Proof of Claim do not reflect the subsequent resolution of various issues through settlements or concessions by the parties. After an adjustment for these items, Walter estimates that the amount of tax presently claimed by the IRS is approximately $34.0 million for issues currently in dispute in the Adversary Proceeding. This amount is subject to interest and penalties. Of the $34.0 million in claimed tax, $21.0 million represents issues in which the IRS is not challenging the deductibility of the particular expense but only whether such expense is deductible in a particular year. Consequently, Walter believes that, should the IRS prevail on any such issues, the financial exposure is limited to interest and possible penalties and the amount of tax claimed will be offset by deductions in other years. Substantially all of the issues in the Proof of Claim, which have not been settled or conceded, have been litigated before the Bankruptcy Court and are subject to appeal but only at the conclusion of the entire Adversary Proceeding.

        Walter believes that those portions of the Proof of Claim which remain in dispute or are subject to appeal substantially overstate the amount of taxes allegedly owing. However, because of the complexity of the issues presented and the uncertainties associated with litigation, Walter is unable to predict the ultimate outcome of the Adversary Proceeding.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

8. Income Taxes (Continued)

        Walter believes that all of its current and prior tax filing positions have substantial merit and intends to defend vigorously any tax claims asserted. Walter and the Company believe that there are sufficient accruals to address any claims, including interest and penalties.

        Of the Federal issues in dispute, those related to the Company are temporary in nature and relate primarily to the Company's method of recognizing revenue on the sale of homes and related interest on the instalment notes receivable. The items at issue relate primarily to the timing of revenue recognition and consequently, should the IRS prevail on its positions, the Company's financial exposure is limited to interest and penalties.

FIN 48 Adoption

        On January 1, 2007, as required, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of adoption, the Company recognized an increase of $4.4 million in the liability for unrecognized tax benefits with a corresponding decrease to retained earnings as of January 1, 2007.

        A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows (in thousands):

Gross unrecognized tax benefits at January 1, 2007	$22,586
Decreases for tax positions taken in prior years	(4,190)
Increases for tax positions for the current year	611
Decreases for changes in temporary differences	(427)

Gross unrecognized tax benefits at December 31, 2007	$18,580

        The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $5.0 million at December 31, 2007. The Company accrues interest related to unrecognized tax benefits in interest expense and penalties in selling, general and administrative expenses. For the year ended December 31, 2007, interest expense includes $5.3 million, for interest accrued on the liability for unrecognized tax benefits. As of December 31, 2007, the Company had accrued interest and penalties of $37.9 million related to the unrecognized tax benefits. Due to the potential for resolution of state issues and expiration of various statutes of limitation, it is reasonably possible that the Company's gross unrecognized tax benefits balance may change within the next twelve months by up to $5.0 million.

9. Postretirement Employee Benefits

        The Company provides healthcare benefits for eligible retirees. The Company's postretirement benefit plans are not funded. New salaried employees have been ineligible to participate in postretirement healthcare benefits since May 2000. Effective January 1, 2003, a monthly cap was placed on Company contributions for postretirement healthcare coverage. In 2006, benefits were terminated for employees that had not reached a certain number of years of continuous service and/or age. Those employees will no longer be eligible to earn postretirement healthcare benefits. In addition, retiree medical coverage was terminated for those retirees who are eligible for Medicare. As a result of these changes, the Company recognized a curtailment gain of $1.4 million in 2006.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

9. Postretirement Employee Benefits (Continued)

        The Company uses a September 30 measurement date for its postretirement benefit plan. The amounts recognized for such plan are as follows (in thousands):

	December 31,
	2007	2006
Accumulated benefit obligation	$877	$899

Changes in projected benefit obligation:
Benefit obligation, beginning of the year	$899	$3,082
Service cost	14	103
Interest cost	52	164
Actuarial gain	(85)	(1,006)
Net curtailment gain	—	(1,351)
Benefits paid	(3)	(93)

Benefit obligation, end of the year	$877	$899

Unfunded status of the plan	$(877)	$(899)
Post-measurement date (refund) contribution	(5)	18

Net amount recognized in the consolidated balance sheets in other liabilities	$(882)	$(881)

Amounts recognized in accumulated other comprehensive income, pre-tax:
Prior service credit	$(4,489)	$(5,504)
Net actuarial gain	(10,828)	(10,692)

Amount recognized, pre-tax	$(15,317)	$(16,196)

        The components of net periodic benefit credit are as follows (in thousands):

	For the years ended December 31,
	2007	2006	2005
Components of net periodic benefit credit:
Service cost	$14	$103	$83
Interest cost	52	164	130
Amortization of prior service credit	(421)	(350)	(349)
Amortization of net gain	(69)	(111)	(103)
Curtailment settlement gain	—	(1,351)	—

Net periodic benefit credit	$(424)	$(1,545)	$(239)

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

9. Postretirement Employee Benefits (Continued)

        The estimated portion of net prior service cost and net actuarial gain remaining in accumulated other comprehensive income that is expected to be recognized as a component of net periodic benefit cost in 2008 are as follows (in thousands):

Prior service credit	$427
Net actuarial gain	97

Net amount to be recognized	$524

        Changes in plan benefit obligations recognized in other comprehensive income in 2007 are as follows (in thousands):

Current year net actuarial gain	$(264)
Amortization of actuarial gain	128
Amortization of prior service cost	1,015

Total	879
Deferred taxes	263

Total recognized in other comprehensive income, net of taxes	$616

        A summary of key assumptions used is as follows:

	December 31,
	2007	2006	2005
Weighted average assumptions used to determine benefit obligations:
Discount rate	6.50%	5.90%	5.40%
Weighted average assumptions used to determine net period cost:
Discount rate	5.90%	5.40%	6.00%

	December 31,
	2007		2006
					2005
	Pre-65	Post-65	Pre-65	Post-65
Assumed health care cost trend rates at December 31:
Health care cost trend rate assumed for next year	8.60%	9.40%	8.60%	9.40%	9.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2013	2013	2012	2012	2010

        The discount rate is based on a yield-curve approach which discounts each projected benefit obligation based on cash flow of the liability stream at an interest rate specifically applicable to the timing of each respective liability stream cash flow. The model sums the present values of all of the cash flows and then calculates the equivalent weighted-average discount rate by imputing the single interest rate that equates the total present value with the stream of future cash flows.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

9. Postretirement Employee Benefits (Continued)

        The yield curve used is a hypothetical Aa spot yield-curve represented by a series of 60 individual semi-annual discount rates from one-half to thirty years. Each discount rate in the curve was determined by creating a hypothetical zero coupon bond derived from bootstrapping. Bootstrapping is a technique used by bond analysts to derive the yield of hypothetical zero coupon bonds from existing zero coupon bonds. It assumes that the value of any individual Aa coupon security should equal the value of a package of zero coupon Aa securities that duplicates the coupon bond's cash flow. It is an iterative calculation that determines the discount rate which equates the cash flows of each semi-annual coupon bond with a hypothetical zero coupon bond based on the actual coupon bond price quotations for each semi-annual maturity cell and equal weighting of the highest yielding (yield to maturity) quartile of bonds in five distinct maturity groups. Each bond was an Aa rated, non-callable bond with at least $150 million par outstanding.

        Assumed healthcare cost trend rates and discount rates can have a significant effect on the amounts reported for the postretirement employee benefits. A one-percentage-point change in the rate for each of these assumptions would have the following effects as of and for the year ended December 31, 2007 (in thousands):

	Increase (Decrease)
	1-Percentage Point Increase	1-Percentage Point Decrease
Health Care Cost Trend:
Effect on total service and interest cost components	$—	$—
Effect on postretirement benefit obligation	—	—
Discount Rate:
Effect on postretirement service and interest cost components	(1)	—
Effect on postretirement benefit obligation	(100)	116
Effect on current year postretirement expense	54	(58)

        The following estimated benefit payments from the plan, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Postretirement Employee Benefits
2008	$60
2009	85
2010	102
2011	117
2012	119
Years 2013-2017	962

        The Company and certain of its subsidiaries maintain profit sharing and 401(k) plans. The total cost of these plans in 2007, 2006, and 2005 was approximately $0.8 million, $0.9 million and $0.4 million, respectively, and is included in selling, general and administrative expenses.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

10. Stock-Based Compensation Plans

        The Company's stock-based compensation plans reflect awards for Walter stock options and restricted stock granted to the Company's employees. The Company also has an equity award plan under which a percentage of the Company interest may be awarded or granted to eligible Company employees, consultants and directors.

Walter Stock Option Awards

        As of January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment" and the SEC Staff Bulletin No. 107 (collectively "SFAS 123(R)") which requires the Company to value and record, as compensation expense, stock awards granted to employees under a fair value based method. Prior to January 1, 2006, the Company accounted for stock awards granted to employees under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Prior to the adoption of SFAS 123(R), compensation expense was not required for stock options granted to the Company's employees because all stock options granted had an intrinsic value of $0 at the date of the grant. However, compensation expense associated with restricted stock unit grants was required to be recognized over the vesting period of the grant and is included in 'related party-allocated corporate charges' for 2005.

        SFAS 123(R) applies to new awards and to awards modified, repurchased or canceled after January 1, 2006. The Company utilizes the modified prospective application method for stock options and restricted stock units granted prior to January 1, 2006, which requires the Company to record compensation expense beginning January 1, 2006 for the unvested portion of those stock awards. This compensation expense is charged to the statement of operations with a corresponding credit to additional paid-in capital and is generally recognized utilizing the graded vesting method for stock options and straight-line method for restricted stock units. In addition, the Company is required, upon adoption, to calculate the pool of income tax benefits that were previously recorded in additional paid-in capital and are available to absorb future income tax benefit deficiencies that can result from the exercise or maturity of stock awards. The Company has elected to calculate this pool under the alternative transition method provided for in FASB Staff Position No. 123 (R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards." The Company uses the Black-Scholes option pricing model to value its stock option grants and estimates forfeitures in calculating the expense related to stock-based compensation.

        In accordance with the modified prospective transition method, the Company's consolidated financial statements for periods ended prior to January 1, 2006 have not been restated to reflect, and do not include, the impact of SFAS 123(R). Had compensation cost for the Company's option plans for the year ended December 31, 2005 been determined based on the fair value at the grant dates as

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

10. Stock-Based Compensation Plans (Continued)

prescribed by SFAS 123(R), the Company's net loss on a pro forma basis would have been (in thousands):

	For the year ended December 31, 2005
Net loss, as reported	$(80,910	)(1)
Add: Stock-based compensation expense included in reported net loss, net of related tax effects	—
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(362	)(1)

Pro forma net loss	$(81,272)

    (1)
    Includes amounts related to discontinued operations.

        The preceding pro forma results were calculated using the Black Scholes option-pricing model. Weighted average assumptions used for stock compensation awards granted in the year ended December 31, 2005 were:

Risk free interest rate	4.10%
Dividend yield	0.40%
Expected life (years)	5.80
Volatility	40.36%

Walter Equity Award Plans

        The stockholders of Walter approved the 2002 Long-Term Incentive Award Plan (the "2002 Plan"), under which an aggregate of 3.9 million shares of Walter's common stock have been reserved for grant and issuance of incentive and non-qualified stock options, stock appreciation rights and stock awards.

        Under the Long-Term Incentive Stock Plan approved by Walter stockholders in October 1995 (the "1995 Plan") and amended in September 1997, an aggregate of 6.0 million shares of Walter's common stock have been reserved for the grant and issuance of incentive and non-qualified stock options, stock appreciation rights and stock awards. However, the 1995 Plan expired in 2005 and, therefore, no further grants will be issued under this plan.

        Under both plans (collectively, the "Equity Award Plans"), an option becomes exercisable at such times and in such installments as set by the Compensation Committee of the Walter Board of Directors (generally, vesting occurs over three years in equal annual increments), but no option will be exercisable after the tenth anniversary of the date on which it is granted.

        Under both plans, Walter may issue restricted stock units. Walter has issued restricted stock units which fully vest generally after three or seven years of continuous employment. Certain of these units are subject to accelerated vesting if the stock price of Walter reaches certain pre-established targets within certain time periods after issuance.

        For the years ended December 31, 2007 and 2006, the Company recorded stock-based compensation expense related to equity awards of its parent, Walter, granted to Company employees in

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

10. Stock-Based Compensation Plans (Continued)

its continuing operations of approximately $0.8 million. These amounts are included in selling, general and administrative expenses. The total income tax benefits in the Company's continuing operations recognized in the statements of operations for share-based compensation arrangements were $0.3 million for such years.

        A summary of activity related to stock options held by Company employees under the Equity Award Plans during the two years ended December 31, 2007, including awards applicable to discontinued operations, is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($000)
Outstanding at December 31, 2005	248,434	$7.16
Granted	20,427	34.29
Exercised	(87,392)	5.61
Cancelled	(2,801)	17.21

Outstanding at December 31, 2006	178,668	$11.48	5.77	$2,782

Granted	24,675	28.12
Exercised	(29,367)	6.57
Cancelled	(5,735)	29.10

Outstanding at December 31, 2007	168,241	$13.90	5.61	$3,706

Exercisable at December 31, 2007	125,546	$8.84	4.71	$3,401

        Weighted average assumptions used to determine the grant-date fair value of options granted under the Equity Award Plans during the years ended December 31 were:

	2007	2006
Risk free interest rate	4.72%	4.67%
Dividend yield	0.78%	0.30%
Expected life (years)	4.29	5.20
Volatility	34.49%	36.76%
Forfeiture rate	3.22%	4.50%

        The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant with a term equal to the expected life. The expected dividend yield is based on Walter's estimated annual dividend payout at grant date. The expected term of the options represents the period of time the options are expected to be outstanding. Expected volatility is based on historical volatility of Walter's share price for the expected term of the options.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

10. Stock-Based Compensation Plans (Continued)

        A summary of activity related to restricted stock units held by Company employees under the Equity Award Plans during the two years ended December 31, 2007, including awards applicable to discontinued operations, is as follows:

	Shares	Aggregate Intrinsic Value ($000)	Weighted Average Contractual Term in Years
Outstanding at December 31, 2005	59,274
Granted	21,908
Exercised	(14,402)
Cancelled	(2,170)

Outstanding at December 31, 2006	64,610	$1,749	4.52

Granted	32,217
Exercised	(14,088)
Cancelled	(6,872)

Outstanding at December 31, 2007	75,867	$2,725	6.09

        The weighted-average grant-date fair values of Walter stock options granted to employees of the Company during the years ended December 31, 2007 and 2006 were $9.37 and $14.35, respectively. The weighted-average grant-date fair values of Walter restricted stock units granted to employees of the Company during the years ended December 31, 2007 and 2006 were $28.12 and $34.29, respectively. The total amount of cash received by Walter from the exercise of Walter stock options by the Company's employees was $0.2 million and $0.5 million for the years ended December 31, 2007 and 2006, respectively. The total intrinsic value of Walter stock awards exercised or converted by the Company's employees during 2007 and 2006 was $1.0 million and $2.8 million, respectively. The total fair value of Walter shares designated to employees of the Company that vested during the years 2007 and 2006 were $0.6 million and $0.6 million, respectively.

        Unrecognized compensation costs related to non-vested share-based compensation arrangements granted to Company employees under the Equity Award Plans were approximately $0.3 million and $0.7 million as of December 31, 2007 and 2006, respectively; these costs are to be recognized over a weighted average period of 1.7 years and 2.1 years, respectively.

JWH Holding Company, LLC Equity Awards

        Effective March 1, 2007, Walter adopted the 2007 Long-term Incentive Award Plan (the "2007 Plan") of JWH Holding Company, LLC, under which up to 20% of the LLC interest may be awarded or granted as incentive and non-qualified stock options to eligible employees, consultants and directors.

        In 2006, the Board of Directors of Walter granted a special equity award to certain executives of the Company whereby the employees received non-qualified options in JWH Holding Company, LLC to acquire the equivalent of 11.25% of the total combined designated equity of the Company. The exercise price of these options was fair value at date of grant. These options vest over a three-year period and expire in ten years. As of December 31, 2007, none of the options have been forfeited or exercised. Exercisable options totaled 33% and 0% as of December 31, 2007 and 2006, respectively.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

10. Stock-Based Compensation Plans (Continued)

        The fair value of these options awards were calculated using the Black-Scholes model and the following assumptions:

Risk free interest rate	4.62%
Dividend yield	0.00%
Expected life (years)	3.0
Volatility	41.85%
Forfeiture rate	0.00%

        Compensation expense for the years ended December 31, 2007 and 2006, totaled $1.5 million and $1.6 million, respectively. These amounts are included in selling, general and administrative expenses. The total income tax benefits recognized for share based compensation arrangements in the Company's continuing operations in the statements of operations was approximately $0.6 million for each of the years ended December 31, 2007 and 2006.

        As of December 31, 2007, there was approximately $0.6 million of unrecognized compensation cost that is expected to be recognized over 1.2 years.

Employee Stock Purchase Plan

        The Walter Industries, Inc. Employee Stock Purchase Plan was adopted in January 1996 and amended in April 2004. All full-time employees of the Company who have attained the age of majority in the state in which they reside are eligible to participate. The Company contributes a sum equal to 15% (20% after five years of continuous participation) of each participant's actual payroll deduction as authorized, and remits such funds to a designated brokerage firm that purchases in the open market shares of Walter's common stock for the accounts of the participants. The total number of shares that may be purchased under the plan is 3.5 million. Total shares purchased under the plan during the years ended December 31, 2007, 2006 and 2005 by WMC employees were approximately 3,200, 2,400, and 2,700, respectively, and the Company's contributions recognized as expense were approximately $14,500, $14,300, and $17,400, respectively, during such years.

11. Commitments and Contingencies

Income Tax Litigation

        The Company is currently engaged in litigation with regard to federal income tax disputes; see Note 8 for a more complete explanation.

Miscellaneous Litigation

        The Company is a party to a number of lawsuits arising in the ordinary course of its business. While the results of such litigation cannot be predicted with certainty, the Company believes that the final outcome of such litigation will not have a materially adverse effect on the Company's financial condition, results of operations or cash flows.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

12. Fair Value of Financial Instruments

        The following methods and assumptions were used to estimate fair value disclosures:

         Cash and cash equivalents, restricted short-term investments and accounts payable —The carrying amounts reported in the balance sheet approximate fair value.

         Instalment notes receivable—The estimated fair value of instalment notes was $1.9 billion and $2.0 billion as of December 31, 2007 and 2006, respectively, based on valuations prepared as of those dates and were determined by discounting the cash flows expected to be generated from the instalment notes receivable. The discounted cash flows were determined using assumptions for prepayment speeds, default rate, losses, and a risk-adjusted market discount rate. The value of mortgage-backed assets such as instalment notes receivable is very sensitive to changes in interest rates.

         Mortgage-backed/asset-backed notes—The estimated fair value of mortgage-backed/asset-backed notes approximated $1.6 billion and $1.8 billion as of December 31, 2007 and 2006, respectively, based on yields as of those dates for comparable debt issues or prices for actual transactions. These obligations are expected to be satisfied using the proceeds from the instalment notes receivable that back these obligations and are non-recourse to the Company. As such, the fair value of the mortgage-backed/asset-backed notes may decrease if default rates on the instalment notes receivable increase. The value of mortgage-backed debt obligations is very sensitive to changes in interest rates.

         Interest rate hedges—Interest rate hedges are discussed in more detail in Note 6.

13. Transactions with Walter

        Walter uses primarily a centralized approach to cash management and the financing of its operations with all related activity between the Company and Walter reflected as amounts receivable from or payable to Walter in the Company's consolidated balance sheets. Types of transactions between the Company and Walter include (1) cash from the Company's operations which is transferred to Walter's bank account on a regular basis, (2) cash borrowings from Walter used to fund operations, and (3) allocations of corporate expenses During the second quarter of 2008, Walter repaid $214.8 million of a related party receivable, allowing the Company to repay and terminate its Mid-State Trust IX and Mid-State Trust XIV warehouse facilities. The Company will continue to have related party transactions with Walter such as those previously described, resulting in either repayments of amounts owed or borrowings from Walter to fund operations. No interest income has been recorded in these financial statements for advances to Walter. At the time of the spin-off, the Company will treat the receivable from Walter as a dividend to either JWHHC or to Walter in the amount of the receivable at that date. Therefore, the receivable from Walter has been presented as a reduction of equity in the Company's consolidated balance sheets.

14. Accounting Pronouncements Not Yet Adopted

        In 2006 the FASB issued SFAS No. 157, "Fair Value Measurements," ("SFAS 157") which provides a definition of fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements. SFAS No. 157 requires companies to base fair values on what they would receive from a sale to a third party in the open market. The Company does not expect the adoption of this statement, which became effective for financial assets on January 1, 2008, to have a material effect on its consolidated financial statements.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

14. Accounting Pronouncements Not Yet Adopted (Continued)

        In 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," ("SFAS 158") which requires the Company to measure plan assets and liabilities as of the fiscal year-end reporting date. The Company uses a September 30 measurement date and will be required to adopt this provision for the year ending December 31, 2008. The Company does not expect the adoption of this statement to have a material effect on its consolidated financial statements.

        In 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," ("SFAS 159") which allows reporting entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to reduce volatility in reported earnings that result from measuring related assets and liabilities differently without having to apply complex hedge accounting provisions, using the guidance in SFAS No. 133 (as amended), "Accounting for Derivative Instruments and Hedging Activities." The Company has not elected the fair value option, as provided in this statement. As such, the Company does not expect the adoption of this statement, which became effective January 1, 2008, to have a material effect on its consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements," ("SFAS 160") that amends ARB 51, "Consolidated Financial Statements," to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The Company does not expect the adoption of this statement, which becomes effective January 1, 2009, to have a material effect on its consolidated financial statements.

        Also in December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS 141(R)") a replacement of SFAS No. 141, "Business Combinations." SFAS 141(R) changes or clarifies the acquisition method of accounting for acquired contingencies, transaction costs, step acquisitions, restructuring costs and other major areas affecting how the acquirer recognizes and measures the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. In addition, this pronouncement amends previous interpretations of intangible asset accounting by requiring the capitalization of in-process research and development and proscribing impacts to current income tax expense (rather than a reduction to goodwill) for changes in deferred tax benefits related to a business combination. The SFAS 141(R) will be applied prospectively for business combinations occurring after December 31, 2008. The adoption of SFAS 141(R) will impact our operating results in 2009 upon consummation of the business combination with HCM. Acquisition costs and fees will be expensed, resulting in a decrease in our operation results during the period incurred. The Company is still evaluating the magnitude of the impact of adoption.

15. Subsequent Events

        On May 1, 2008, the Company made a decision to cease funding mortgage related financing instruments with its new JWH customers. However, the backlog of homes with signed contracts and those which were under construction as of May 1, 2008 are being financed by the Company. As of September 30, 2008, an estimated 120 homes remain in the backlog, representing a total of approximately $11.4 million in value to be funded by the Company over the next three months. The

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

15. Subsequent Events (Continued)

Company will finance these installment notes receivable with operating cash flows or with funds provided by Walter.

        During the quarter ended September 30, 2008, the Company recorded a charge of $12.3 million for the impairment of its goodwill. As discussed below, Walter announced its plans to separate the Company via a spin-off to Walter shareholders and merger with HCM. As a result of this decision, the Company analyzed goodwill for potential impairment. The fair value of the reporting unit was determined using a discounted cash flow approach which indicated that the carrying value exceeded the fair value and that the implied value of goodwill was $0 as of September 30, 2008. The discount rate of interest used to determine both the fair value of the reporting unit and the implied value of goodwill was a contributing factor in this impairment charge. The continued increase in perceived risk in the financial services markets resulted in a significant increase in the discount rate applied to projected future cash flows as compared to the discount rate applied to similar analyses performed in previous periods.

        The Company recorded a provision for estimated hurricane insurance losses of $3.9 million during the three months ended September 30, 2008. These estimated losses, recorded in claims expense, were for estimated claim losses as a result of damage from Hurricanes Gustav and Ike in 2008 that impacted the Company's market area.

        On September 30, 2008, Walter outlined its plans to separate its Financing business from its Natural Resources businesses. Walter plans to distribute 100% of its interest in the Company to its stockholders in a spin-off transaction. As part of the spin-off, the Company will pay a taxable dividend consisting of cash and additional equity interests to its members. Prior to the spin-off, JWH will be sold or otherwise separated from the Company and will not be part of the spin-off entity. Thus, in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company will reflect the transfer as a discontinued operation in the third quarter of 2008.

        Also on September 30, 2008, as amended and restated on October 28, 2008, the Company entered into a definitive agreement to merge with Hanover Capital Mortgage Holdings, Inc. ("HCM"), a New Jersey-based real estate investment trust ("REIT"). The merger will occur immediately following the spin-off and taxable dividend and the combined company will continue to operate as a publicly traded REIT following the merger. The new company will be named Walter Investment Management Corp. ("WIMC"), be headquartered in Tampa, Fla. and have approximately 225 employees. The spin-off and merger are expected to be completed in early 2009. After the spin-off and merger, Walter's stockholders that become members of the Company as a result of the spin-off and certain holders of options to acquire limited liability company interests of the Company will collectively own 98.5% and stockholders of Hanover will own 1.5% of the shares of common stock of WIMC outstanding or reserved for issuance in settlement of restricted stock units of WIMC. As a result, the business combination is expected to be accounted for as a reverse merger with the Company considered the accounting acquirer. WIMC plans to apply to list its shares on the NYSE Alternext. The transaction is subject to certain closing conditions including, but not limited to, approval of the merger by Hanover's shareholders, favorable rulings from the Internal Revenue Service and the Securities and Exchange Commission declaring effective the required S-4 registration statement and associated proxy statement filings.

        Additionally, on September 30, 2008, the Company and HCM entered into a software licensing agreement whereby HCM will grant to the Company a perpetual, non-exclusive and non-transferable

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

15. Subsequent Events (Continued)

(subject to certain exceptions) license to certain software and systems. As consideration for the license, the Company will pay $1 million on December 31, 2008, if the merger has not been consummated or terminated. If the merger is terminated and a termination fee is paid, no further fees are due.

        In order to ensure that HCM will have access to sufficient capital to acquire assets required to maintain its REIT status and not become an "investment company" under the Investment Company Act of 1940, the Company has agreed to provide HCM with a revolving line of credit up to $5 million in the aggregate. Borrowings will bear interest at a rate per annum equal to the 3-month U.S. Dollar London Interbank Offered Rate as published in the Wall Street Journal for the business day prior to the date the request for such loan was made plus 50 basis points. The revolving facility is secured by a collateral account maintained pursuant to a related securities control agreement dated as of September 25, 2008, among HCM, the Company and Regions Bank. On September 26, 2008, and October 30, 2008, HCM borrowed $1.1 million and $1.2 million, respectively, from the Company pursuant to this line of credit.

        In order to ensure that HCM will have access to sufficient capital to fulfill its obligations to pay the cash consideration to the Amster Parties and Taberna upon the closing of the exchange transactions, Spinco has agreed to make available to HCM an additional line of credit of up to $2.75 million in the aggregate for the specific purpose and limited to payments required by the exchange transactions pursuant to an amended and restated loan and security agreement to be entered into by Spinco and HCM.

JWH Holding Company, LLC and Subsidiaries

Condensed Consolidated Balance Sheets

(Unaudited)

(dollars in thousands)

	September 30, 2008	December 31, 2007
ASSETS
Cash and cash equivalents	$1,301	$3,122
Short-term investments, restricted	51,928	69,120
Receivables, net	4,632	1,955
Instalment notes receivable, net of allowance of $14,936 and $13,992, respectively	1,801,744	1,824,765
Houses held for resale	41,327	36,407
Unamortized debt expense	20,169	21,786
Goodwill	—	12,291
Other assets	7,586	7,912
Assets of discontinued operations	42,086	72,162

Total assets	$1,970,773	$2,049,520

LIABILITIES AND MEMBER'S EQUITY (DEFICIT)
Accounts payable	$1,161	$2,444
Accrued expenses	73,924	57,660
Deferred income taxes, net	64,330	61,504
Mortgage-backed/asset-backed notes	1,402,234	1,706,218
Accrued interest	9,978	11,953
Other liabilities	1,454	10,313
Liabilities of discontinued operations	281,808	275,159

Total liabilities	1,834,889	2,125,251

Commitments and contingencies (Note 11)
Member's equity (deficit):
Membership unit (no par); 1 unit authorized, issued and outstanding at September 30, 2008 and December 31, 2007	—	—
Additional paid-in capital	221,007	228,883
Retained earnings	330,231	366,132
Accumulated other comprehensive income	9,815	4,632

	561,053	599,647
Less: Receivable from Walter	(425,169)	(675,378)

Total member's equity (deficit)	135,884	(75,731)

Total liabilities and member's equity (deficit)	$1,970,773	$2,049,520

The accompanying notes are an integral part of the condensed consolidated financial statements.

JWH Holding Company, LLC and Subsidiaries

Condensed Consolidated Statements of Operations

(Unaudited)

(dollars in thousands)

	For the Three Months Ended September 30,
	2008	2007
Net revenues:
Interest income on instalment notes	$46,243	$49,713
Premium revenue	3,490	3,347
Other revenue	453	1,044

Total net revenues	50,186	54,104

Costs and expenses:
Claims expense	5,424	2,173
Depreciation	73	312
Selling, general and administrative	7,176	6,755
Provision for losses on instalment notes	5,607	3,366
Credit for postretirement benefits	(113)	(106)
Interest and amortization of debt expense	24,278	29,996
Other interest expense	361	303
Amortization expense	235	362
Related party corporate charges	869	922
Goodwill impairment charges	12,291	—

Total costs and expenses	56,201	44,083

Income (loss) from continuing operations before income taxes	(6,015)	10,021
Income tax expense (benefit)	(3,947)	3,673

Income (loss) from continuing operations	(2,068)	6,348
Loss from discontinued operations	(17,594)	(3,891)

Net income (loss)	$(19,662)	$2,457

Basic income (loss) per unit:
Income (loss) from continuing operations	$(2,068)	$6,348
Loss from discontinued operations	(17,594)	(3,891)

Net income (loss)	$(19,662)	$2,457
Units used to determine income (loss) per unit	1 unit	1 unit

The accompanying notes are an integral part of the condensed consolidated financial statements.

JWH Holding Company, LLC and Subsidiaries

Condensed Consolidated Statements of Operations

(Unaudited)

(dollars in thousands)

	For the Nine Months Ended September 30,
	2008	2007
Net revenues:
Interest income on instalment notes	$142,975	$149,940
Premium revenue	9,244	9,779
Other revenue	1,793	3,177

Total net revenues	154,012	162,896

Costs and expenses:
Claims expense	8,654	6,178
Depreciation	331	866
Selling, general and administrative	21,088	21,760
Provision for losses on instalment notes	12,934	8,756
Credit for postretirement benefits	(337)	(318)
Interest and amortization of debt expense	78,432	89,511
Other interest expense	1,118	880
Amortization expense	801	1,282
Related party-allocated corporate charges	2,603	2,763
Interest rate hedge ineffectiveness	16,981	—
Goodwill impairment charges	12,291	—

Total costs and expenses	154,896	131,678

Income (loss) from continuing operations before income taxes	(884)	31,218
Income tax expense (benefit)	(613)	11,513

Income (loss) from continuing operations	(271)	19,705
Loss from discontinued operations	(35,801)	(15,403)

Net income (loss)	$(36,072)	$4,302

Basic income (loss) per unit:
Income (loss) from continuing operations	$(271)	$19,705
Loss from discontinued operations	(35,801)	(15,403)

Net income (loss)	$(36,072)	$4,302
Units used to determine income (loss) per unit	1 unit	1 unit

The accompanying notes are an integral part of the condensed consolidated financial statements.

JWH Holding Company, LLC and Subsidiaries

Condensed Consolidated Statements of Changes in Member's Equity (Deficit)
and Comprehensive Loss for the Nine Months Ended September 30, 2008

(Unaudited)

(in thousands)

	Total	Member's Equity	Additional Paid-In Capital	Comprehensive Loss	Retained Earnings	Accumulated Other Comprehensive Income	Receivable from Walter
Balance at December 31, 2007	$(75,731)	$—	$228,883		$366,132	$4,632	(675,378)
Comprehensive loss:
Net loss	(36,072)			$(36,072)	(36,072)
Other comprehensive income (loss), net of tax:
Change in postretirement benefit plans, net of $298 tax benefit	(554)			(554)		(554)
Net unrealized loss on hedges, net of $3,191 tax provision	5,926			5,926		5,926

Comprehensive loss				$(30,700)

Effects of changing the plan measurement date pursuant to FASB Statement 158:
Service cost and interest cost for October 1, 2007 – December 31, 2007, net of $92 tax provision	171				171
Amortization of actuarial gain and prior service cost for October 1, 2007 – December 31, 2007, net of $102 tax benefit	(189)					(189)
Dividends to Walter	(10,864)		(10,864)
Extinguishment of receivables from Walter	250,209						250,209
Stock-based compensation(1)	2,988		2,988

Balance at September 30, 2008	$135,884	$—	$221,007		$330,231	$9,815	$(425,169)

(1)
Stock-based compensation includes $1,124 for the nine months ended September 30, 2008 related to discontinued operations.

The accompanying notes are an integral part of the condensed consolidated financial statements.

JWH Holding Company, LLC and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(in thousands)

	Nine Months Ended September 30,
	2008	2007
Operating activities:
Net income (loss)	$(36,072)	$4,302
Loss from discontinued operations	35,801	15,403

Income (loss) from continuing operations	(271)	19,705
Adjustments to reconcile income from continuing operations to net cash provided by (used in) operating activities attributable to continuing operations:
Provision for losses on instalment notes receivable	12,934	8,756
Depreciation	331	867
Benefit from deferred income taxes	(251)	(1,099)
Amortization of debt expense	1,464	2,151
Stock based compensation	1,864	2,089
Goodwill impairment charge	12,291	—
Other	801	979
Decrease (increase) in assets:
Receivables	(2,677)	1,720
Houses held for resale	(4,920)	2,063
Instalment notes receivable, net	(1,792)	(58,491)
Other	(599)	(42)
Increase (decrease) in liabilities:
Accounts payable	(1,283)	(590)
Accrued expenses	16,040	26,274
Accrued interest	(1,975)	2,604

Cash flows provided by operating activities attributable to continuing operations	31,957	6,986
Investing activities:
Purchases of loans	—	(39,900)
Principal payments received on purchased loans	11,879	31,267
Additions to property and equipment	(207)	(76)
Decrease in short-term investments, restricted	17,192	8,424

Cash flows provided by (used in) investing activities attributable to continuing operations	28,864	(285)
Financing activities:
Issuance of mortgage-backed/asset-backed notes	25,000	172,200
Payments on mortgage-backed/asset-backed notes	(329,035)	(170,718)
Net decrease in receivable from Walter	250,209	68,210
Dividends to Walter	(10,864)	(17,214)
Additions to unamortized debt expense	—	(525)

Cash flows (used in) provided by financing activities attributable to continuing operations	(64,690)	51,953

Cash flows (used in) provided by continuing operations	(3,869)	58,654
Cash Flows From Discontinued Operations
Cash flows used in operating activities	(20,582)	(15,834)
Cash flows provided by (used in) investing activities	1,859	(254)
Cash flow provided by (used in) financing activities	21,081	(44,359)

Cash flows provided by (used in) discontinued operations	2,358	(60,447)

Net decrease in cash and cash equivalents	(1,511)	(1,793)
Cash and cash equivalents at beginning of period	3,122	3,472
Add: Cash and cash equivalents of discontinued operations at beginning of period	33	167
Less: Cash and cash equivalents of discontinued operations at end of period	(343)	(142)

Cash and cash equivalents at end of period	$1,301	$1,704

The accompanying notes are an integral part of the condensed consolidated financial statements.

JWH Holding Company, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. Basis of Presentation

        JWH Holding Company, LLC, together with its consolidated subsidiaries ("JWHHC" or "the Company"), conducts mortgage financing and certain other businesses.

        The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended September 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

        The balance sheet at December 31, 2007 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

        Walter uses primarily a centralized approach to cash management and the financing of its operations with all related activity between the Company and Walter reflected as amounts receivable from or payable to Walter in the Company's consolidated balance sheets. Types of transactions between the Company and Walter include (1) cash from the Company's operations which is transferred to Walter's bank account on a regular basis, (2) cash borrowings from Walter used to fund operations, and (3) allocations of corporate expenses. During the second quarter of 2008, Walter repaid $214.8 million of the related party receivable allowing the Company to repay and terminate its Mid-State Trust IX and Mid-State Trust XIV warehouse facilities. The Company will continue to have related party transactions with Walter such as those previously described resulting in either repayments of amounts owed or borrowings from Walter to fund operations. No interest income has been recorded in these financial statements for advances to Walter.

2. Business Separation and Merger

        On September 30, 2008, Walter also announced that the Homebuilding business would be sold or otherwise separated from JWHHC and would not be part of the spin-off. Thus, in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, JWHHC will reflect the transfer as a discontinued operation in the third quarter of 2008. On December 31, 2008, JWHHC sold the Homebuilding business to Walter. Spinco was formed by Walter on February 3, 2009, to receive the Financing business from Walter after Walter acquired it from JWHHC and to facilitate the separation of that business from Walter. Walter plans to distribute 100% of its interest in Spinco to its stockholders in a spin-off transaction. Following the spin-off, Spinco will pay a taxable dividend consisting of cash and additional equity interests to its members.

        Also on September 30, 2008, as amended and restated on October 28, 2008, the Company entered into a definitive agreement to merge with Hanover Capital Mortgage Holdings, Inc. ("HCM"), a New Jersey-based real estate investment trust ("REIT"). The merger will occur immediately following the spin-off and taxable dividend and the combined company will continue to operate as a publicly traded REIT following the merger. The new company will be named Walter Investment Management Corp. ("WIMC"), be headquartered in Tampa, Fla. and have approximately 225 employees. The spin-off and merger are expected to be completed in early 2009. After the spin-off and merger, Walter's stockholders that become members of the Company as a result of the spin-off and certain holders of

JWH Holding Company, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

2. Business Separation and Merger (Continued)

options to acquire limited liability company interests of the Company will collectively own 98.5% and stockholders of HCM will own 1.5% of the shares of common stock of WIMC outstanding or reserved for issuance in settlement of restricted stock units of WIMC. As a result, the business combination is expected to be accounted for as a reverse merger, with the Company considered the accounting acquirer. WIMC plans to apply to list its shares on the NYSE Alternext. The transaction is subject to certain closing conditions including, but not limited to, approval of the merger by HCM's shareholders, favorable rulings from the Internal Revenue Service and the Securities and Exchange Commission declaring effective the required S-4 registration statement and associated proxy statement filings.

        Additionally, on September 30, 2008, the Company and HCM entered into a software licensing agreement whereby HCM will grant to the Company a perpetual, non-exclusive and non-transferable (subject to certain exceptions) license to certain software and systems. As consideration for the license, the Company paid $1 million on January 9, 2009.

        In order to ensure that HCM will have access to sufficient capital to acquire assets required to maintain its REIT status and not become an "investment company" under the Investment Company Act of 1940, the Company has agreed to provide HCM with a revolving line of credit up to $5 million in the aggregate. Borrowings will bear interest at a rate per annum equal to the 3-month U.S. Dollar London Interbank Offered Rate as published in the Wall Street Journal for the business day prior to the date the request for such loan was made plus 50 basis points. The revolving facility is secured by a collateral account maintained pursuant to a related securities control agreement dated as of September 25, 2008 among HCM, the Company and Regions Bank. On September 26, 2008 HCM borrowed $1.1 million from the Company pursuant to this line of credit.

3. Discontinued Operations

        On September 30, 2008, the Company committed to a plan to sell or otherwise separate the Homebuilding business, which consists of JWH and its wholly owned subsidiaries. As such, the Company has reported the results of operations, assets, liabilities and cash flows of JWH as discontinued operations for all periods presented.

        The table below presents the significant components of operating results included in the loss from discontinued operations (in thousands):

	For the three months ended September 30,
	2008	2007
Net sales and revenues	$23,058	$57,508

Loss from discontinued operations before income tax benefit	$(17,453)	$(5,986)
Income tax expense (benefit)	141	(2,095)

Loss from discontinued operations	$(17,594)	$(3,891)

JWH Holding Company, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

3. Discontinued Operations (Continued)

	For the nine months ended September 30,
	2008	2007
Net sales and revenues	$102,357	$198,551

Loss from discontinued operations before income tax benefit	$(45,463)	$(23,697)
Income tax benefit	9,662	8,294

Loss from discontinued operations	$(35,801)	$(15,403)

        The assets and liabilities included as discontinued operations in the consolidated balance sheet as of September 30, 2008 and December 31, 2007 are shown below (in thousands).

	September 30, 2008	December 31, 2007
Cash and cash equivalents	$343	$33
Restricted short-term investments	712	1,054
Instalment notes receivable, net	1,852	11,174
Receivables, net	1,212	1,558
Inventory	12,011	19,615
Prepaid expenses	698	1,236
Property and equipment, net	14,637	28,452
Other assets	10,621	9,040

Total assets	$42,086	$72,162

Accounts payable	$2,211	$6,369
Accrued expenses	19,337	30,133
Deferred taxes	923	10
Payable to Walter	259,207	238,024
Other liabilities	130	623

Total liabilities	$281,808	$275,159

        The Company allocated certain corporate expenses, including specifically identified costs and other corporate shared services which supported its operations, to discontinued operations. These costs represent expenses that have historically been allocated to and recorded by the Company as selling, general and administrative expenses.

4. Adoption of New Accounting Pronouncements

        In 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which provides a definition of fair value, establishes a framework for measuring fair value and expands fair value financial statement disclosure requirements. SFAS No. 157 is intended to eliminate the diversity in practice associated with measuring fair value under existing accounting pronouncements and does not require any new fair value measurements. The adoption of SFAS No. 157 for financial assets and financial liabilities on January 1, 2008 did not have a material effect on the Company's consolidated financial statements.

JWH Holding Company, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

4. Adoption of New Accounting Pronouncements (Continued)

        In 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," which, among other changes, requires companies to measure plan assets and liabilities as of the fiscal year-end reporting date. On January 1, 2008, the Company adopted the measurement provisions of SFAS No. 158 and elected the alternative transition method. Based on the actuarial valuation performed as of September 30, 2007, the Company's actuary provided a 15-month projection of net periodic pension cost to December 31, 2008. In recognizing the effects of changing the Company's measurement date from September 30 to December 31, the Company recorded a credit to retained earnings of $0.2 million, net of taxes of $0.1 million, an increase in the accumulated postretirement benefits obligation of approximately $0.1 million, and a charge to accumulated other comprehensive income of $0.2 million, net of taxes of $0.1 million.

5. Restricted Short-Term Investments

        Restricted short-term investments at September 30, 2008 and December 31, 2007 include temporary investments primarily in commercial paper or money market accounts with maturities less than 90 days from collections on instalment notes receivable owned by various trusts (the "Trusts") which are available only to pay expenses of the Trusts and principal and interest on indebtedness of the Trusts.

6. Instalment Notes Receivable and Mortgage Loans

        Instalment notes receivable are summarized as follows (in thousands):

	September 30, 2008	December 31, 2007
Instalment notes receivable, net of unearned income	$1,594,966	$1,604,459
Mortgage loans, net of unearned income	221,714	234,298
Less: Allowance for losses	(14,936)	(13,992)

Instalment notes receivable, net	$1,801,744	$1,824,765

7. Goodwill

        During the quarter ended September 30, 2008, the Company recorded a charge of $12.3 million for the impairment of goodwill. As discussed in Note 2, Walter announced its plans to separate its financing business via a spin-off to Walter stockholders and merger with HCM. As a result of this decision, the Company analyzed goodwill for potential impairment. The Company's fair value was determined using a discounted cash flow approach which indicated that the carrying value exceeded the fair value and that the implied value of goodwill was $0 as of September 30, 2008. The discount rate of interest used to determine both the Company's fair value and the implied value of goodwill was a contributing factor in this impairment charge. The continued increase in perceived risk in the financial services markets resulted in a significant increase in the discount rate applied to projected future cash flows as compared to the discount rate applied to similar analyses performed in previous periods.

8. Mortgage-Backed/Asset-Backed Notes

        At the beginning of the second quarter 2008, the Company had two facilities totaling $350.0 million that provided temporary warehouse financing to WMC for its current purchases of instalment notes and mortgages originated by JWH. On April 30, 2008, the Company repaid all

JWH Holding Company, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

8. Mortgage-Backed/Asset-Backed Notes (Continued)

outstanding borrowings and terminated the warehouse facilities, which were due to mature in July 2008 and October 2008, respectively, using funds provided by Walter.

        On April 1, 2008, the Company settled its securitization hedges for a payment of $17.0 million. These interest rate hedge agreements were held with various counterparties with an aggregate notional value of $215.0 million, the objective of which was to protect against changes in the benchmark interest rate on the forecasted issuance of mortgage-backed notes in a securitization. At March 31, 2008, these hedges no longer qualified for hedge accounting treatment because the Company did not plan to access the distressed securitization market. As a result, the Company recognized a loss on interest rate hedge ineffectiveness of $17.0 million in the nine months ended September 30, 2008.

        In addition, on May 1, 2008, the Company made a decision to cease funding mortgage related financing instruments with new JWH customers. However, the backlog of homes with signed contracts and those which were under construction as of May 1, 2008 are being financed by the Company. As of September 30, 2008, an estimated 120 homes remain in the backlog, representing a total of approximately $11.4 million in value to be funded by the Company over the next three months. The Company will finance these installment notes receivable with operating cash flows or with funds provided by Walter.

9. Postretirement Employee Benefits

        The components of net periodic benefit cost are as follows (in thousands):

	For the three months ended September 30,
	2008	2007
Components of net periodic benefit credit:
Service cost	$3	$3
Interest cost	15	15
Amortization of prior service credit	(107)	(107)
Amortization of net gain	(24)	(17)

Net periodic benefit credit	$(113)	$(106)

	For the nine months ended September 30,
	2008	2007
Components of net periodic benefit credit:
Service cost	$8	$10
Interest cost	48	43
Amortization of prior service credit	(320)	(320)
Amortization of net gain	(73)	(51)

Net periodic benefit credit	$(337)	$(318)

10. Comprehensive Income (Loss)

                Comprehensive income or loss is comprised primarily of net income, gains or losses from the effect of cash flow hedges and changes in accumulated postretirement benefits obligations. Comprehensive loss for the three months ended September 30, 2008 and 2007 was $19.9 million and

JWH Holding Company, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

10. Comprehensive Income (Loss) (Continued)

$1.1 million, respectively. For the nine months ended September 30, 2008, comprehensive loss was $30.7 million and comprehensive income for the nine months ended September 30, 2007 was $2.0 million.

11. Commitments and Contingencies

Income Tax Litigation

        The Internal Revenue Service (the "IRS") has completed its audit of Walter's Federal income tax returns for the years ended May 2000 through December 31, 2005. The unresolved issues relate primarily to Walter's method of recognizing revenue on the sale of homes and related interest on the instalment notes receivable. The items at issue relate primarily to the timing of revenue recognition and consequently, should the IRS prevail on its positions, Walter's financial exposure is limited to interest and penalties.

        On December 27, 1989, Walter and most of Walter's subsidiaries each filed a voluntary petition for reorganization under Chapter 11 of Title 11 of the United States Code (the Bankruptcy Proceedings) in the United States Bankruptcy Court for the Middle District of Florida, Tampa Division (the Bankruptcy Court). Walter and the remainder of Walter's subsidiaries emerged from bankruptcy on March 17, 1995 (the Effective Date), pursuant to the Amended Joint Plan of Reorganization Dated as of December 9, 1994, as modified on March 1, 1995 (as so modified the Consensual Plan). Despite the confirmation and effectiveness of the Consensual Plan, the Bankruptcy Court continues to have jurisdiction over, among other things, the resolution of disputed prepetition claims against Walter and certain of its subsidiaries including the Company, and other matters that may arise in connection with or related to the Consensual Plan, including claims related to federal income taxes.

        A controversy exists with regard to federal income taxes allegedly owed by Walter for fiscal years 1980 through 1994. In connection with the bankruptcy proceedings, the IRS filed a proof of claim in the Bankruptcy Court (the "Proof of Claim") for a substantial amount of taxes, interest and penalties with respect to fiscal years ended August 31, 1980 and August 31, 1983 through May 31, 2004. Walter filed an adversary proceeding in the Bankruptcy Court disputing the Proof of Claim (the "Adversary Proceeding") and the various issues have been and are being litigated in the Bankruptcy Court. The Company is a party to the litigation by virtue of the fact that they are members of the affiliated group which files a federal income tax return with Walter.

        The amounts initially asserted by the Proof of Claim do not reflect the subsequent resolution of various issues through settlements or concessions by the parties. After an adjustment for these items, Walter estimates that the amount of tax presently claimed by the IRS is approximately $34.0 million for issues currently in dispute in the Adversary Proceeding. This amount is subject to interest and penalties. Of the $34.0 million in claimed tax, $21.0 million represents issues in which the IRS is not challenging the deductibility of the particular expense but only whether such expense is deductible in a particular year. Consequently, Walter believes that, should the IRS prevail on any such issues, the financial exposure is limited to interest and possible penalties and the amount of tax claimed will be offset by deductions in other years. Substantially all of the issues in the Proof of Claim, which have not been settled or conceded, have been litigated before the Bankruptcy Court and are subject to appeal but only at the conclusion of the entire Adversary Proceeding.

        Walter believes that those portions of the Proof of Claim which remain in dispute or are subject to appeal substantially overstate the amount of taxes allegedly owing. However, because of the complexity

JWH Holding Company, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

11. Commitments and Contingencies (Continued)

of the issues presented and the uncertainties associated with litigation, Walter is unable to predict the ultimate outcome of the Adversary Proceeding.

        Walter believes that all of its current and prior tax filing positions have substantial merit and intends to defend vigorously any tax claims asserted. Walter and the Company believe that there are sufficient accruals to address any claims, including interest and penalties.

        Of the Federal issues in dispute, those related to the Company are temporary in nature and relate primarily to the Company's method of recognizing revenue on the sale of homes and related interest on the instalment notes receivable. The items at issue relate primarily to the timing of revenue recognition and consequently, should the IRS prevail on its positions, the Company's financial exposure is limited to interest and penalties.

Miscellaneous Litigation

        The Company is a party to a number of lawsuits arising in the ordinary course of its business. While the results of such litigation cannot be predicted with certainty, the Company believes that the final outcome of such litigation will not have a materially adverse effect on the Company's financial condition, results of operations or cash flows.

12. Hurricane Insurance Claim Losses

        The Company recorded a provision for estimated hurricane insurance losses of $3.9 million in claims expense during the three months ended September 30, 2008. These estimated losses were for estimated claim insurance losses as a result of property damage from Hurricanes Gustav and Ike in 2008 that impacted the Company's market area.

13. Subsequent Event

        On October 30, 2008, HCM borrowed an additional $1.2 million from the Company pursuant to the line of credit established during the three months ended September 30, 2008. Pursuant to an amended and restated loan and security agreement entered into by Spinco and HCM on February 6, 2009, this line of credit was reduced from $5 million to $4 million. See Note 2 for further information regarding the line of credit.

        In addition, pursuant to the February 6, 2009 amended and restated loan and security agreement, the Company agreed to make available to HCM a line of credit of up to $2.75 million in the aggregate. This amount represents the outstanding cash consideration due to the Amster Parties and Taberna under the exchange agreements. HCM is only entitled to borrow funds pursuant to this line of credit to fulfill its obligations in the exchange transactions. The interest rate and computation of interest features of this additional line of credit are identical to those applicable to the revolving line of credit described in Note 2. However, unlike the revolving facility, this line of credit is not secured by a collateral account. On February 6, 2009, HCM borrowed $0.6 million from the Company pursuant to this line of credit.

        In accordance with the February 6, 2009 amended and restated loan and security agreement, the Company also agreed to make available to HCM a line of credit of up to $1.0 million in the aggregate. HCM may only use these funds for the purpose of securing or maintaining directors and officers liability insurance through the maturity date of the loan. The interest rate and computation of interest features of this additional line of credit are identical to those applicable to the revolving line of credit described in Note 2. However, unlike the revolving facility, this line of credit is not secured by a collateral account.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

Report of Independent Registered Certified Public Accounting Firm

Board of Directors and Stockholders

        Hanover Capital Mortgage Holdings, Inc. and Subsidiaries

        We have audited the accompanying consolidated balance sheets of Hanover Capital Mortgage Holdings, Inc. and Subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, other comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hanover Capital Mortgage Holdings, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has lost $80 million for the year ended December 31, 2007, which included $76 million in impairment losses on mortgage-backed securities and the Company has terminated certain loan facilities because of covenant violations and, as a result, these facilities are no longer available to the Company. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ GRANT THORNTON LLP

New York, New York
March 31, 2008

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,
	2007	2006
ASSETS
Cash and cash equivalents	$7,257	$13,982
Accrued interest receivable	1,241	1,652
Mortgage loans
Collateral for CMOs	6,182	9,736

	6,182	9,736

Mortgage securities ($112,740 and $254,482 pledged under Repurchase Agreements as of December 31, 2007 and 2006, respectively
Trading	30,045	105,104
Available for sale	82,695	154,599
Held to maturity	—	6,254

	112,740	265,957
Other subordinate security, available for sale	1,477	—
Other subordinate security, held to maturity	—	2,757
Equity investments in unconsolidated affiliates	1,509	1,399
Other assets	4,782	6,237
Other assets of discontinued operations	—	2,549

	$135,188	$304,269

LIABILITIES
Repurchase agreements	$108,854	$193,247
Collateralized mortgage obligations (CMOs)	4,035	7,384
Dividends payable	—	1,236
Accounts payable, accrued expenses and other liabilities	6,709	2,757
Liability to subsidiary trusts issuing preferred and capital securities	41,239	41,239
Other liabilities of discontinued operations	—	823

	160,837	246,686

Commitments and Contingencies	—	—
STOCKHOLDERS' EQUITY
Preferred stock, $0.01 par value, 10 million shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 90 million shares authorized, 8,658,562 and 8,233,062 shares issued and outstanding as of December 31, 2007 and 2006, respectively	86	82
Additional paid-in capital	102,939	102,598
Cumulative earnings (deficit)	(71,289)	8,699
Cumulative distributions	(57,385)	(56,173)
Accumulated other comprehensive income (loss)	—	2,377

	(25,649)	57,583

	$135,188	$304,269

See notes to consolidated financial statements

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Years Ended December 31,
	2007	2006	2005
REVENUES
Interest income	$24,823	$24,278	$16,296
Interest expense	19,224	13,942	8,284

Net interest income before loan loss provision	5,599	10,336	8,012
Loan loss provision	—	—	26

Net interest income	5,599	10,336	7,986
(Loss) gain on sale of mortgage assets	(803)	834	4,515
(Loss) gain on mark to market of mortgage assets	(75,934)	148	(2,715)
Gain (loss) on freestanding derivatives	1,199	(2,344)	180
Technology	1,155	2,857	3,054
Loan brokering and advisory services	157	105	1,647
Other income (loss)	(1,542)	(77)	602

Total revenues	(70,169)	11,859	15,269

EXPENSES
Personnel	3,910	4,239	6,428
Legal and professional	2,097	2,777	2,810
General and administrative	1,505	1,183	1,259
Depreciation and amortization	616	708	1,220
Occupancy	315	315	347
Technology	526	1,109	1,575
Financing	815	415	609
Goodwill impairment	—	2,478	—
Other	880	689	760

Total expenses	10,664	13,913	15,008

Operating income (loss)	(80,833)	(2,054)	261
Equity in income (loss) of unconsolidated affiliates	110	110	(165)
Minority interest in loss of consolidated affiliate	—	(5)	(57)

Income (loss) from continuing operations before income tax provision	(80,723)	(1,939)	153
Income tax provision	—	12	2

Income (loss) from continuing operations	(80,723)	(1,951)	151

DISCONTINUED OPERATIONS
Income (loss) from discontinued operations before gain on sale and income tax provision	(611)	(917)	1,387
Gain on sale of discontinued operations	1,346	—	—
Income tax provision from discontinued operations	—	58	172

Income (loss) from discontinued operations	735	(975)	1,215

NET INCOME (LOSS)	$(79,988)	$(2,926)	$1,366

Net income (loss) per common share—Basic
Income (loss) from continuing operations	$(9.77)	$(0.23)	$0.02
Income (loss) from discontinued operations	0.09	(0.12)	0.14

Net income (loss) per common share—Basic	$(9.68)	$(0.35)	$0.16

Net income (loss) per common share—Diluted
Income (loss) from continuing operations	$(9.77)	$(0.23)	$0.02
Income (loss) from discontinued operations	0.09	(0.12)	0.14

Net income (loss) per common share—Diluted	$(9.68)	$(0.35)	$0.16

Weighed average shares outstanding—Basic	8,265,194	8,358,433	8,443,744
Weighed average shares outstanding—Diluted	8,265,194	8,358,433	8,460,903

See notes to consolidated financial statements

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Years Ended December 31,
	2007	2006	2005
Net income (loss)	$(79,988)	$(2,926)	$1,366
Other comprehensive income (loss), net of tax effect of $0:
Net unrealized (loss) gain on securities classified as available-for-sale	(76,946)	6,994	(5,556)
Reclassification adjustment for net (loss) gain included in net income	(384)	1,326	242
Reclassification adjustment for impairment expense included in net income	74,953	—	—

Other comprehensive income (loss)	(2,377)	8,320	(5,314)

Comprehensive income (loss)	$(82,365)	$5,394	$(3,948)

See notes to consolidated financial statements

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except share data)

				Notes Receivable from Related Parties
	Common Stock							Accumulated Other Comprehensive Income (Loss)
			Additional Paid-In Capital		Cumulative Earnings (Deficit)	Cumulative Distributions	Deferred Stock-Based Compensation
	Shares	Amount							Total
BALANCE, JANUARY 1, 2005	8,381,583	$84	$103,126	$(583)	$10,259	$(41,038)	$—	$(629)	$71,219
Forgiveness of notes receivable from four executive officers (Principals)	—	—	—	583	—	—	—	—	583
Common stock earned by Principals	72,222	1	761	—	—	—	—	—	762
Common stock grants to key employees	22,000	—	236	—	—	—	(236)	—	—
Amortization of deferred stock grant to key employees	—	—	—	—	—	—	31	—	31
Exercise of stock options	18,000	—	83	—	—	—	—	—	83
Stock issued under Executive Compensation Plan	2,357	—	25	—	—	—	—	—	25
Net income	—	—	—	—	1,366	—	—	—	1,366
Other comprehensive income (loss)	—	—	—	—	—	—	—	(5,314)	(5,314)
Dividends declared	—	—	—	—	—	(9,324)	—	—	(9,324)

BALANCE, DECEMBER 31, 2005	8,496,162	85	104,231	—	11,625	(50,362)	(205)	(5,943)	59,431
Reclassification of deferred stock-based compensation	—	—	(205)	—	—	—	205	—	—
Amortization of deferred stock grant to key employees	—	—	47	—	—	—	—	—	47
Stock option issued to director	—	—	1	—	—	—	—	—	1
Repurchase of common stock	(263,100)	(3)	(1,476)	—	—	—	—	—	(1,479)
Net income (loss)	—	—	—	—	(2,926)	—	—	—	(2,926)
Other comprehensive income (loss)	—	—	—	—	—	—	—	8,320	8,320
Dividends declared	—	—	—	—	—	(5,811)	—	—	(5,811)

BALANCE, DECEMBER 31, 2006	8,233,062	82	102,598	—	8,699	(56,173)	—	2,377	57,583
Amortization of deferred stock grant to key employees	—	—	95	—	—	—	—	—	95
Stock option issued to director	—	—	1	—	—	—	—	—	1
Common stock grants to key employees	29,000	—	—	—	—	—	—	—	—
Issuance of common stock in connection with financing	600,000	6	1,212	—	—	—	—	—	1,218
Repurchase of common stock	(194,100)	(2)	(958)	—	—	—	—	—	(960)
Forfeiture of unvested restricted stock	(9,400)	—	(9)	—	—	—	—	—	(9)
Net income (loss)	—	—	—	—	(79,988)	—	—		(79,988)
Dividends declared	—	—	—	—	—	(1,212)	—	—	(1,212)
Other comprehensive income (loss)	—	—	—	—	—	—	—	(2,377)	(2,377)

BALANCE, DECEMBER 31, 2007	8,658,562	$86	$102,939	$—	$(71,289)	$(57,385)	$—	$—	$(25,649)

See notes to consolidated financial statements

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2007	2006	2005
OPERATING ACTIVITIES
Net income (loss)	$(79,988)	$(2,926)	$1,366
Deduct income (loss) from discontinued operations	735	(975)	1,215

Income (loss) from continuing operations	(80,723)	(1,951)	151
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) operating activities of continuing operations:
Depreciation and amortization	616	708	1,220
Common stock issued to Principals	—	—	762
Stock-based compensation	45	35	22
Accretion of net discount to interest income	(7,060)	(5,734)	(2,653)
Accretion of debt discount and deferred financing costs to interest expense	3,914	37	59
Loan loss provision	—	—	26
Loss (gain) recognized from mark to market of mortgage assets	75,934	(148)	2,715
Undistributed (earnings) losses of unconsolidated affiliates—net	(110)	(110)	165
Minority interest in earnings (loss) of consolidated affiliate	—	(5)	(57)
Loss (gain) on sale of mortgage assets	803	(834)	(4,515)
Loss on disposition of real estate owned	72	85	62
Gain on loans paid in full	(102)	—	—
Goodwill impairment	—	2,478	—
Purchase of mortgage securities classified as trading	(30,187)	(77,023)	—
Principal collections on mortgage securities classified as trading	9,737	10,262	25,207
Proceeds from sale of mortgage securities classified as trading	94,216	45,860	—
Purchase of mortgage loans classified as held for sale	—	—	(20,139)
Principal collections on mortgage loans classified as held for sale	—	780	4,593
Proceeds from sale of mortgage loans classified as held for sale	—	9,418	—
Decrease (increase) in accrued interest receivable	411	(285)	(346)
Decrease (increase) in other assets	305	(1,207)	961
Increase (decrease) in accounts payable, accrued expenses and other liabilities	1,604	(216)	(353)

Net cash provided by (used in) operating activities of continuing operations	69,475	(17,850)	7,880

Net cash provided by operating activities of discontinued operations	1,129	473	32

INVESTING ACTIVITIES
Purchase of mortgage securities classified as available for sale	(10,713)	(78,158)	(113,054)
Purchase of other securities classified as held to maturity	—	—	(2,681)
Proceeds from the closing of CMOs	—	—	20,799
Principal collections on mortgage securities classified as available for sale	1,149	1,434	861
Principal collections on mortgage securities classified as held to maturity	980	1,614	—
Principal collections on CMO collateral	3,680	4,378	6,533
Proceeds from sale of mortgage securities classified as available for sale	11,398	43,420	60,772
Proceeds from sale of mortgage securities classified as held to maturity	5,129	—	—
Proceeds from disposition of real estate owned	623	1,526	912
Cash (paid for) acquired in acquisitions	—	(118)	1,158
Capital investment in unconsolidated affiliates	—	—	(2,225)

Net cash provided by (used in) investing activities of continuing operations	12,246	(25,904)	(26,925)

Proceeds from the sale of HCP	1,375	—	—

FINANCING ACTIVITIES
Proceeds from issuance of junior subordinated notes to subsidiary trusts issuing preferred and capital securities	—	—	41,239
Proceeds from exercise of stock options	—	—	83
(Decrease) increase in borrowings using repurchase agreements	(164,321)	38,979	24,166
Proceeds from fixed-term financing	80,931	—	—
Repayment of borrowings on line of credit	—	—	(3,681)
Payments on CMOs	(3,349)	(4,054)	(23,772)
Payment of debt issuance costs	(778)	—	—
Payment of dividends	(2,448)	(6,699)	(9,714)
Repurchase of common stock	(985)	(1,455)	—
Decrease in notes receivable from related party	—	—	583

Net cash (used in) provided by financing activities of continuing operations	(90,950)	26,771	28,904

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(6,725)	(16,510)	9,891
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	13,982	30,492	20,601

CASH AND CASH EQUIVALENTS AT END OF YEAR	$7,257	$13,982	$30,492

See notes to consolidated financial statements

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2007, 2006 and 2005

1. ORGANIZATION AND BASIS OF PRESENTATION

        Hanover Capital Mortgage Holdings, Inc. (the "Company") was incorporated in Maryland on June 10, 1997. The Company is a specialty finance company whose principal business is to generate net interest income on its portfolio of prime mortgage loans and mortgage securities backed by prime mortgage loans on a leveraged basis. The Company avoids investments in sub-prime or Alt-A loans or securities collateralized by sub-prime or Alt-A loans. The Company leverages its purchases of mortgage securities with borrowings obtained primarily through the use of sales with agreements to repurchase the securities ("Repurchase Agreements"). Historically, the Repurchase Agreements were on a 30-day revolving basis and, for the majority of the Company's investments, are currently under a single Repurchase Agreement for a one-year fixed term basis. The Company conducts its operations as a real estate investment trust, or REIT, for federal income tax purposes. The Company has one primary subsidiary, Hanover Capital Partners 2, Ltd. ("HCP-2").

        The Company's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. Due to unprecedented turmoil in the mortgage and capital markets during 2007 and into 2008, the Company incurred a significant loss of liquidity over a short period of time. The Company experienced a net loss of approximately $80 million for the year ended December 31, 2007 and our current operations are not cashflow positive. In addition, upon the termination of our primary financing facility on August 9, 2008, the Company will have the option to repay the outstanding principal of approximately $85 million through cash or in-kind securities or surrender the portfolio to the lender without recourse. While the Company has sufficient cash to continue operations up to and beyond August 9, 2008, it does not have sufficient funds to repay the outstanding principal of this financing. Additional sources of capital are required for the Company to generate positive cashflow and continue operations beyond 2008. These events have raised substantial doubt about the Company's ability to continue as a going concern.

        The Company has taken the following actions to progress through these unprecedented market conditions:

  •
  In August 2007, the Company converted the short-term revolving financing for its primary portfolio to a fixed-term financing agreement that is due August 9, 2008. See Note 9 to the Consolidated Financial Statements for additional information.

  •
  In August 2007, the Company significantly reduced the short-term revolving financing for its other portfolios.

  •
  During the first quarter of 2008, the Company successfully repaid and terminated all short-term revolving financing without any events of default. The Company repaid substantially all short-term revolving financing on one of its uncommitted lines of credit through the sale of the secured assets. On its $20 million committed line of credit, the Company had only approximately $480,000 of short-term financing outstanding as of March 31, 2008 and agreed with the lender to repay this obligation on April 10, 2008. On its $200 million committed line of credit, the Company had no borrowings outstanding and voluntarily and mutually agreed with the lender to terminate the financing facility. As of December 31, 2007, the Company was in violation of certain financial covenants of both its $20 million committed line of credit and its $200 million committed line of credit. See Note 9 and Note 19 to the Consolidated Financial Statements for additional information.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

  •
  The Company is currently seeking additional capital and is utilizing an investment advisor for this purpose. Although no formal agreements have been reached, the Company is in discussion with several potential investors. While companies with similar investment strategies have recently raised significant capital in the public and private markets, there can be no assurance that the Company will be able to do so or, if it can, what the terms of any such financing would be.

  •
  The Company has deferred interest payments on its long-term subordinated debt and may continue to defer these payments, if necessary. The Company has the contractual right to defer the payment of interest for up to four quarters. See Note 11 and Note 19 to the Consolidated Financial Statements for additional information.

        Prior to 2007, mortgage industry service and technology related income was earned through two separate divisions in HCP-2, Hanover Capital Partners ("HCP") and HanoverTrade ("HT"). Effective January 12, 2007, the assets of HCP's due diligence business, representing substantially all of the assets of HCP, were sold to Terwin Acquisition I, LLC (now known as Edison Mortgage Decisioning Solutions, LLC) (the "Buyer"), which also assumed certain liabilities related thereto. As a result, the net assets and liabilities and results of operations of HCP have been presented as discontinued operations in the accompanying financial information and financial statements in this proxy statement/prospectus.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

        The consolidated financial statements of the Company include the accounts of Hanover Capital Mortgage Holdings, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Basis of Presentation

        The consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of certain revenues and expenses. Estimates, by their nature, are based on judgment and available information. Actual results could differ from the estimates. The Company's estimates and assumptions arise primarily from risks and uncertainties associated with the determination of the fair value of, and recognition of interest income and impairment on, its mortgage securities.

Cash and Cash Equivalents

        Cash and cash equivalents include cash on hand, U.S. Treasury bills, overnight investments deposited with banks and money market mutual funds primarily invested in government securities and commercial paper with weighted maturities less than 90 days.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

Mortgage Loans

        Mortgage loans that are securitized in a collateralized mortgage obligation ("CMO") are classified as collateral for CMOs. Mortgage loans classified as collateral for CMOs are carried at amortized cost, net of allowance for loan losses. Mortgage loans classified as held for sale are carried at the lower of cost or market, with any unrealized losses included in operating income. Purchase discounts are not amortized for mortgage loans classified as held for sale.

        Mortgage loan transactions are recorded on the date the mortgage loans are purchased or sold. Mortgage loans are classified as held for sale at the time of purchase until a review of the individual loans is completed (generally three to nine months). At the completion of this review, the loans may be sold, grouped into pools of loans, and/or reclassified to other than held for sale.

        The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. Interest income is subsequently recognized only to the extent cash payments are received.

Mortgage Securities

        The Company invests in subordinate mortgage-backed securities ("Subordinate MBS") issued by third parties that are collateralized by pools of prime single-family mortgage loans. These loans are primarily jumbo mortgages, which are residential mortgages with principal balances that exceed limits imposed by Fannie Mae, Freddie Mac and Ginnie Mae. Subordinate MBS have a high concentration of credit risk and generally absorb losses prior to all senior tranches of mortgage-backed securities in the same issue. These securities are generally rated below investment-grade and, as a result, are typically purchased at a substantial discount. The purchase discount is accreted as interest income using the effective yield method. The objective of the effective yield method is to arrive at periodic interest income or expense at a constant effective yield over each security's remaining effective life. For the Company's Subordinate MBS, an initial effective yield is calculated by estimating the cash flows associated with each Subordinate MBS. The Company continues to update the estimate of cash flows over the life of the Subordinate MBS. If the estimated future cash flows change, the effective yield is recalculated and the periodic accretion of the purchase discount is adjusted over the remaining life of the Subordinate MBS.

        The Company's policy is to generally classify Subordinate MBS as available for sale as they are acquired. Management reevaluates the propriety of its classification of the mortgage securities on a quarterly basis.

        Mortgage securities and other subordinate securities designated as available for sale are reported at estimated fair value, with unrealized gains and losses included in comprehensive income. Unrealized losses considered to be other-than-temporary impairments are reported as a component of gain (loss) on mark to market of mortgage assets.

        The Company also invests in mortgage-backed securities issued by Fannie Mae and Freddie Mac, ("Agency MBS"). Although not rated, Agency MBS carry an implied "AAA" rating. Purchase premiums and discounts are amortized as a component of net interest income using the effective yield method.

        The Company's policy is to generally classify Agency MBS as trading as they are acquired. The Company re-evaluates the propriety of its classification on a quarterly basis.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

        Mortgage securities designated as trading are reported at estimated fair value. Gains and losses resulting from changes in estimated fair value are recorded as a component of gain (loss) on mark to market of mortgage assets.

        Mortgage securities and other subordinate securities designated as held to maturity are reported at amortized cost unless a decline in value is deemed other-than-temporary, in which case an unrealized loss is recognized as a component of gain (loss) on mark to market of mortgage assets. The amortization of premiums or accretion of discounts are included as a component of net interest income.

        Mortgage securities transactions are recorded on trade date for mortgage securities purchased or sold. Purchases of new issue mortgage securities are recorded when all significant uncertainties regarding the characteristics of the mortgage securities are removed, generally on closing date. Realized gains and losses on mortgage securities transactions are determined on the specific identification method.

Equity Investments

        Prior to June 2005, the Company recorded its investment in HDMF-I LLC ("HDMF"), which was formed to purchase, service, manage and ultimately re-sell or otherwise liquidate pools of sub- and non-performing one-to-four family residential mortgage loans, based on the equity method, recording its proportionate share of the earnings and losses of HDMF. In June 2005, the Company acquired a majority ownership of HDMF and began to consolidate the balance sheet and statement of operations of HDMF into the Company's consolidated balance sheets and statements of operations. In March 2006, the Company acquired the remaining minority interest in HDMF and has consolidated 100% of the operating results and assets and liabilities of HDMF-I since that date.

        The Company records its investments in Hanover Statutory Trust I and Hanover Statutory Trust II on the equity method. See Note 11 for further information.

Repurchase Agreements

        The Company leverages its purchases of mortgage securities with Repurchase Agreements. Historically, the Repurchase Agreements were on a 30-day revolving basis and, for the majority of the Company's investments, are currently under a single Repurchase Agreement for a one-year fixed term basis. Under the Repurchase Agreements, the Company retains the incidents of beneficial ownership. As a result, although the transaction is structured as a sale and repurchase obligation, it is a financing transaction with both the asset and liability reported on a gross basis in the Company's consolidated financial statements.

Financial Instruments

        The Company enters into forward sales of mortgage securities issued by U.S. government agencies to manage its exposure to changes in market value of its Agency MBS. These instruments are considered economic hedges and are considered freestanding derivatives for accounting purposes. The Company recognizes changes in the fair value of such economic hedges and the proceeds or payments in connection with the monthly close-out of the position as a component of gain (loss) on freestanding derivatives.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

        The Company also enters into interest rate caps to manage its interest rate exposure on financing under certain debt instruments. Interest rate caps are considered freestanding derivatives for accounting purposes. Changes in fair value are recognized as a component of gain (loss) on freestanding derivatives.

        The fair values of the forward sales and interest rate caps are included as a component of other assets.

Revenue Recognition—Non-Portfolio Operations

        Revenues from loan brokering and advisory services are recognized concurrently with the closing and funding of transactions, at which time fees are earned. At the time of closing a transaction, the number of loans, loan principal balance and purchase price in the transaction are agreed upon, documentation is signed and the sale is funded.

        Revenues from technology provided by HT include fees earned from consulting services, the licensing of software and hosting of systems. The percentage-of-completion method is used to recognize revenues and profits for long-term technology consulting contracts. Progress towards completion is measured using the efforts-expended method or the contract milestones method. These methods are applied consistently to all contracts having similar characteristics in similar circumstances. Under the efforts-expended method, revenues and profits are recognized based on the extent of progress as measured by the ratio of hours performed at the measurement date to estimated total hours at completion. Estimated hours include estimated hours of employees and subcontractors engaged to perform work under the contract. Under the contract milestones method, revenues and profits are recognized based on results achieved in accordance with the contract in consideration of remaining obligations. Revenues from monthly license or hosting arrangements are recognized on a subscription basis over the period in which the client uses the product.

        When contracts include the delivery of a combination of services, such contracts are divided into separate units of accounting and the total contract fee is allocated to each unit based on its relative fair value. Revenue is recognized separately, and in accordance with the revenue recognition policy, for each element.

Income Taxes

        The Company has elected to be taxed as a REIT and intends to comply with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), with respect thereto. Accordingly, the Company will not be subject to Federal or state income tax on that portion of its income that is distributed to stockholders, as long as certain asset, income and stock ownership tests are met.

        HCP-2 files a separate consolidated Federal income tax return and is subject to Federal, state and local income taxation. HCP-2 uses the asset and liability method in accounting for income taxes. Deferred income taxes are provided for the effect of temporary differences between the tax basis and financial statement carrying amounts of assets and liabilities.

Earnings Per Share

        Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

contracts to issue common stock were exercised or converted into common stock that then shared in earnings and losses. Shares issued during the period and shares reacquired during the period are weighted for the period they were outstanding.

Stock-Based Compensation

        Hanover applies Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment", in accounting for its stock-based compensation plans, as more thoroughly described in Note 12. For these awards, the Company measures the cost of employee services received in exchange for the award of equity instruments based on the grant-date fair value of the award and recognizes the total cost as compensation expense on a straight-line basis over the applicable vesting period.

Fair Value

        The Company's Subordinate MBS securities are not readily marketable with quoted market prices. To obtain the best estimate of fair value requires a current knowledge of the Subordinate MBS attributes, characteristics related to the underlying mortgages collateralizing the securities and the market of these securities. The Company maintains extensive data related to the collateral of its Subordinate MBS and as a result is able to apply this data and all other relevant market data to its estimates of fair value. The Company believes the estimates used reasonably reflect the values it may have been able to receive, as of December 31, 2007, should it have chosen to sell them. Many factors must be considered in order to estimate market values, including, but not limited to, estimated cash flows, interest rates, prepayment rates, amount and timing of credit losses, supply and demand, liquidity, and other market factors. Accordingly, the Company's estimates are inherently subjective in nature and involve uncertainty and judgment to interpret relevant market and other data. Amounts realized in actual sales may differ from the fair values presented.

        During the third and fourth quarters of 2007, due to unprecedented disruptions in the secondary mortgage markets, virtually all trading of Subordinate MBS for all market participants ceased. The fair value estimation process has been difficult due to the lack of market data and the uncertainties in the markets regarding the extent and severity of possible future losses, availability of financing, housing prices, economic activity and Federal Reserve activities.

        The Company has used a combination of market inputs to arrive at an estimate of fair value for the securities in its Subordinate MBS portfolio as of December 31, 2007. Inputs included estimates from a third party pricing service, results from internal proprietary pricing models and various inputs from several dealer firms including security specific prices and market yields. The estimate of fair value required considerable judgment and estimates.

        As previously reported, during the third quarter of 2007, the Company changed its estimation process from exclusively using its enhanced internal pricing model to using selective judgments from among various inputs including input from a pricing service offered by a third party pricing firm, dealer prices and dealer inputs. The third-party pricing service represents that they receive reliable credit spreads and prepayment speeds from various investment firms and broker / dealers and information as to trade prices that had occurred.

        During the fourth quarter of 2007, the Company again used multiple inputs that include estimates from the third party pricing service, results from internal proprietary pricing models, and various inputs

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

from several dealer firms including security specific prices and market yield spreads which were converted to a price. The resulting estimated prices were also correlated to the net present values of cash flows used in the Company's proprietary pricing model updated for market inputs for estimated prepayment speeds and default and severity rates. The resulting values for estimated fair value as of December 31, 2007, were derived from a combination of all the inputs. The Company believes these changes and modifications to its process, required by unprecedented disruptions in the market place, are changes in estimates under SFAS No. 154 and have been applied prospectively.

Recent Accounting Pronouncements

        In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, to amend SFAS No. 133 and SFAS No. 140. This statement simplifies the accounting for certain financial instruments by allowing an entity to make an irrevocable election on a specific instrument basis for certain financial assets and liabilities that contain embedded derivatives that would otherwise require bifurcation and to recognize and remeasure at fair market value these instruments so elected. Thus, under this election, an entity would measure the entire hybrid financial instrument at fair market value with changes in fair market value recognized in earnings. SFAS No. 155 became effective for us as of January 1, 2007. In January 2007, the FASB released Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" (B40). B40 provides a narrow scope exception for certain securitized interests from the tests required under paragraph 13(b) SFAS No. 133. Those tests are commonly referred to in practice as the "double-double" test. B40 represents the culmination of the FASB staff's consideration of the need for further guidance for securitized interests, following the issuance in February 2006 of SFAS No. 155. B40 is applicable to securitized interests issued after June 30, 2007. The adoption of these pronouncements did not have a material impact on the Company's consolidated financial statements.

        In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"), which prescribes a recognition threshold and measurement attribute for income tax positions taken or expected to be taken in a tax return. In addition, this pronouncement provides guidance on derecognition, classification, penalties and interest, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this pronouncement did not have a material impact on the Company's consolidated financial statements.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", which establishes a framework for measuring fair value in GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and is to be applied prospectively as of the fiscal year of adoption. The Company is currently evaluating the potential impact of this pronouncement and does not believe the adoption will have a material impact on the Company's consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115". This statement permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company's management is currently evaluating the potential impact of this

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

pronouncement. As the majority of the Company's assets and liabilities are either already recorded at fair value or the carrying value approximates fair value, any potential impact is limited to a few specific assets and liabilities. Management of the Company has not yet determined whether it will make a fair value election for the following assets and liabilities, but the potential impact is as follows:

  •
  The fair value election for the Subordinate MBS will result in any future increases or decreases in the fair value of these assets recorded through the statement of operations, rather than other comprehensive income.

  •
  The fair value election for the liability to subsidiary trusts issuing preferred and capital securities could result in a significant decrease in the recorded value of this liability and a significant increase in the recorded value of stockholder's equity. At December 31, 2007, this potential adjustment is approximately $34,270,000.

        In June 2007, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 07-1: Clarification of the Scope of the Audit and Accounting Guide "Investment Companies" and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies. This pronouncement provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide "Investment Companies". Entities that are within the scope of this Audit and Accounting Guide are subject to specialized reporting requirements, including recording all investments at fair value. This pronouncement is effective for fiscal years beginning on or after December 15, 2007. In February 2008, the FASB issued FASB Staff Position No. SOP 07-1-1 which delays indefinitely the effective date of Statement of Position 07-1. Management of the Company is currently reviewing this pronouncement and its potential deferral to determine the impact, if any, to the Company.

        In February 2008, the FASB issued FASB Staff Position No. FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions". This pronouncement provides guidance for a repurchase financing for a previously transferred financial asset between the same two counterparties that is entered into contemporaneously, or in contemplation of, the initial transfer. If certain criteria are met, the transaction is considered a sale and a subsequent financing. If certain criteria are not met, the transaction is not considered a sale with a subsequent financing, but rather a linked transaction that is recorded based upon the economics of the combined transaction, which is generally a forward contract. This pronouncement is effective for fiscal years beginning after November 15, 2008 and is applied to all initial transfers and repurchase financings entered into after the effective date. Management of the Company is currently reviewing this pronouncement and does not believe the adoption will have a significant impact on the Company's consolidated financial statements.

3. DISCONTINUED OPERATIONS

        Effective January 12, 2007, the Company sold its due diligence business, HCP, to Terwin Acquisition I, LLC (now known as Edison Mortgage Decisioning Solutions, LLC). The sale included certain assets and the assumption of certain liabilities of the Company's wholly-owned subsidiary,

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

HCP-2, and included all of the Company's due diligence operations. A summary of the assets sold and liabilities assumed by Buyer is as follows (dollars in thousands):

Receivables	$129
Fixed assets	247
Other assets	57
Other liabilities	(658)

$(225)

        The total purchase price of $1,375,000 represented a premium of $1,600,000 over the net book value of the assets sold and liabilities assumed of $(225,000). The Company recognized a gain on the sale of approximately $1,346,000, after deducting certain transaction fees and the write-off of intangible assets. The Company retained approximately $2,051,000 of accounts receivables and other receivables of HCP at the date of the sale.

        As a result of the sale, the Company will no longer perform due diligence activities for third parties. The Company does not have any continuing involvement in HCP, nor does the Company have a direct financial ownership investment in HCP. The Company performed certain services to assist Buyer with the transition of the business. These services terminated on May 11, 2007.

        In accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-lived Assets", the related financial information for HCP is reported as discontinued operations for all periods presented.

        The following is a summary of the results of operations of the discontinued operations of the HCP business (amounts in thousands):

	Years Ended December 31,
	2007(1)	2006	2005
Revenues	$449	$12,001	$15,706
Gain on Sale of HCP	1,346	—	—
Operating expenses	1,060	12,918	14,319

Income (loss) from discontinued operations before income tax provision	735	(917)	1,387
Income tax provision	—	58	172

Income (loss) from discontinued operations	$735	$(975)	$1,215

    (1)
    Inclusive of normal operations up to January 12, 2007, and activities incidental to concluding the sale subsequent to January 12, 2007.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

4. MORTGAGE LOANS

Mortgage Loans—Collateral for CMOs
(dollars in thousands)

	December 31, 2007			December 31, 2006
	Fixed Rate	Adjustable Rate	Total	Fixed Rate	Adjustable Rate	Total
Principal amount of mortgage loans	$1,260	$5,204	$6,464	$1,932	$8,217	$10,149
Net premium (discount) and deferred financing costs	(22)	(92)	(114)	(26)	(113)	(139)
Loan loss allowance	(32)	(136)	(168)	(52)	(222)	(274)

Carrying value of mortgage loans	$1,206	$4,976	$6,182	$1,854	$7,882	$9,736

        The following table summarizes the activity in the loan loss allowance for mortgage loans securitized as collateral in outstanding CMOs (dollars in thousands):

	Years Ended December 31,
	2007	2006	2005
Balance, beginning of period	$274	$284	$424
Loan loss provision	—	—	26
Sales	—	—	(157)
Charge-offs	(4)	(10)	(9)
Mortgage loans paid in full	(102)	—	—

Balance, end of period	$168	$274	$284

        The following table presents delinquency rates for such mortgage loans:

	December 31,
	2007	2006
30-59 days delinquent	2.51%	5.46%
60-89 days delinquent	0.20%	0.70%
90 or more days delinquent	1.55%	0.20%
Loans in foreclosure	0.60%	1.58%
Real estate owned	0.00%	0.31%

        The Company realized credit losses of approximately $4,000, $10,000 and $9,000 on the mortgage loan assets that have been recorded as charge-offs to the Company's loan loss allowance, for the years ended December 31, 2007, 2006 and 2005, respectively.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

5. MORTGAGE AND OTHER SUBORDINATE SECURITIES

Mortgage Securities Classified as Trading
(dollars in thousands)

	December 31,
	2007			2006
	Pledged	Not Pledged	Total	Pledged	Not Pledged	Total
Principal balance	$29,556	$—	$29,556	$106,479	$—	$106,479
Net premium (discount)	110	—	110	(2,251)	—	(2,251)
Amortized cost	29,666	—	29,666	104,228	—	104,228
Gross unrealized gain	379	—	379	1,672	—	1,672
Gross unrealized loss	—	—	—	(796)	—	(796)

Carrying value	$30,045	$—	$30,045	$105,104	$—	$105,104

Mortgage Securities Classified as Available for Sale
(dollars in thousands)

	December 31,
	2007			2006
	Pledged	Not Pledged	Total	Pledged	Not Pledged	Total
Principal balance	$225,769	$—	$225,769	$221,756	$8,995	$230,751
Impairment recognized	(74,475)	—	(74,475)	(743)	—	(743)
Net (discount)	(68,599)	—	(68,599)	(74,073)	(3,713)	(77,786)
Amortized cost	82,695	—	82,695	146,940	5,282	152,222
Gross unrealized gain	—	—	—	3,710	9	3,719
Gross unrealized loss	—	—	—	(1,272)	(70)	(1,342)

Carrying value	$82,695	$—	$82,695	$149,378	$5,221	$154,599

        As of December 31, 2007, the gross unrealized loss for the Company's entire Subordinate MBS portfolio is considered by the Company to be other-than-temporary impairments. Although these declines appear to be attributable to increases in credit spreads, decreases in liquidity, and possibly from changes in the loss or prepayment assumptions affecting cash flows, the turmoil in the industry is exceptional and much greater than the normal cyclical swings. The Company is unable to predict when a recovery will occur and the level of recovery. In addition, the Company may not have sufficient funds to retire or refinance the outstanding principal under the Repurchase Transaction upon termination of the financing on August 9, 2008 and may be required to sell securities to settle the outstanding principal, which could be before a full recovery of the market has occurred. As a result, the Company recorded the difference between the adjusted cost basis and the estimated fair value, determined on a security by security basis, as impairment expense of approximately $73,611,000 for the year ended December 31, 2007.

        The contractual repayment amount at termination of the Repurchase Transaction on August 9, 2008 is approximately $84,933,000. The lender has recourse only against the Company's Subordinate

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

MBS and not to any other asset or right of the Company. Although the overall fair value of the Company's Subordinate MBS portfolio of approximately $82,695,000 is below the contractual repayment amount of the debt, management of the Company believes the economic long-term value of this portfolio is greater than its fair value at

        December 31, 2007 and intends to repay the contractual repayment amount of the debt to the extent the Company has the ability. However, if the fair value of the Company's Subordinate MBS portfolio decreases further, the Company may modify its intention to repay the contractual repayment amount of the debt and allow the lender to acquire the Subordinate MBS portfolio. As a result of the values described above and the non-recourse nature of the agreement, if the fair value of the Company's Subordinate MBS portfolio decreases further and the economic long-term value also decreases, other-than-temporary impairments recorded through the Statement of Operations may not be necessary.

Other Subordinate Securities Classified as Available for Sale
(dollars in thousands)

	December 31,
	2007			2006
	Pledged	Not Pledged	Total	Pledged	Not Pledged	Total
Principal balance	$—	$3,812	$3,812	$—	$—	$—
Impairment recognized	—	(1,354)	(1,354)	—	—	—
Net (discount)	—	(981)	(981)	—	—	—

Amortized cost	—	1,477	1,477	—	—	—
Gross unrealized gain	—	—	—	—	—	—
Gross unrealized loss	—	—	—	—	—	—

Carrying value	$—	$1,477	$1,477	$—	$—	$—

        As of December 31, 2007, the Company re-assessed its classification of its other subordinate security and determined that the classification should be changed to available-for-sale. The carrying value of the security prior to this re-classification was approximately $2,819,000. As discussed in Note 1, there is uncertainty regarding the Company's ability to continue operations beyond 2008 and, therefore, there is uncertainty regarding the Company's ability to hold this security to its maturity. This change in classification is the direct result of the unprecedented disruptions and turmoil in the mortgage and capital markets that could not have been anticipated when the Company originally classified the security as held-to-maturity.

        As of December 31, 2007, the gross unrealized loss for the Company's other subordinate security is considered by the Company to be an other-than-temporary impairment. The decline in the estimated fair value of this security is primarily due to increases in credit spreads and not from decreases in the underlying credit performance of the security. The Company is unable to predict when a recovery of the estimated fair value will occur. Although the Company has no plans or intentions to sell this security, there is uncertainty regarding the Company's ability to continue operations beyond 2008 and, therefore, there is uncertainty regarding the Company's ability to hold this security until either the maturity of the security or the recovery of the estimated fair value occurs. As a result, the Company recorded the difference between the adjusted cost basis and the estimated fair value of the security as of December 31, 2007 as impairment expense for the year then ended.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

Mortgage Securities Classified as Held to Maturity
(dollars in thousands)

	December 31,
	2007			2006
	Pledged	Not Pledged	Total	Pledged	Not Pledged	Total
Principal balance	$—	$—	$—	$—	$5,845	$5,845
Net premium	—	—	—	—	409	409
Amortized cost	—	—	—	—	6,254	6,254
Gross unrealized gain	—	—	—	—	—	—
Gross unrealized loss	—	—	—	—	—	—

Carrying value	$—	$—	$—	$—	$6,254	$6,254

Other Subordinate Securities Classified as Held to Maturity
(dollars in thousands)

	December 31,
	2007			2006
	Pledged	Not Pledged	Total	Pledged	Not Pledged	Total
Principal balance	$—	$—	$—	$—	$3,812	$3,812
Impairment recognized	—	—	—	—	(6)	(6)
Net (discount)	—	—	—	—	(1,049)	(1,049)
Amortized cost	—	—	—	—	2,757	2,757
Gross unrealized gain	—	—	—	—	—	—
Gross unrealized loss	—	—	—	—	—	—

Carrying value	$—	$—	$—	$—	$2,757	$2,757

All Mortgage and Other Subordinate Securities by Collateral Type
(dollars in thousands)

	Trading		Available for Sale		Held-to-Maturity
	December 31,		December 31,		December 31,
	2007	2006	2007	2006	2007	2006
Fixed-Rate Agency Mortgage-Backed Securities	$30,045	$105,104	$—	$—	$—	$6,254
Fixed-Rate Subordinate Mortgage-Backed Securities	—	—	20,185	40,515	—	—
Fixed-Rate Other Subordinate Security	—	—	1,477	—	—	2,757
Adjustable-Rate Subordinate Mortgage-Backed Securities	—	—	62,510	114,084	—	—

Carrying value of mortgage and other subordinate securities	$30,045	$105,104	$84,172	$154,599	$—	$9,011

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

        The carrying value of the Company's available for sale mortgage securities by estimated average life until payment in full, as of December 31, 2007, are as follows (dollars in thousands):

Average Life	Carrying Value
Within one year	$159
After one year through five years	10,813
After five years through ten years	60,656
After ten years	11,067

$82,695

        The estimated average life until payment in full, as of December 31, 2007, for the Company's other subordinate security is approximately nine years.

        Actual maturities may differ from stated maturities because borrowers usually have the right to prepay certain obligations, often without penalties. Maturities of mortgage and other subordinate securities depend on the repayment characteristics and experience of the underlying loans.

        The proceeds and gross realized gain (loss) from sales of available for sale mortgage securities in 2007, 2006 and 2005 were as follows (dollars in thousands):

	Proceeds	Gross Realized Gain	Gross Realized Loss
Sale of Subordinate MBS—Year ended December 31, 2007	$11,398	$450	$256

Sale of Subordinate MBS—Year ended December 31, 2006	$43,420	$1,358	$509

Sale of Subordinate MBS—Year ended December 31, 2005	$60,772	$4,587	$449

        Included in gain (loss) on mark to market of mortgage assets for the years ended December 31, 2007 and 2006 are approximately $379,000 and $1,744,000 of net unrealized gains from trading securities held as of December 31, 2007 and 2006, respectively.

6. CONCENTRATION OF CREDIT RISK

Mortgage Loans

        The Company's exposure to credit risk associated with its investment activities is measured on an individual borrower basis as well as by groups of borrowers that share similar attributes. In the normal course of its business, the Company has concentrations of credit risk in mortgage loans held for sale and held as collateral for CMOs in certain geographic areas. As of December 31, 2007, the percent of

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

the total principal amount of loans outstanding in any one state exceeding 5% of the principal amount of mortgage loans is as follows:

State	Collateral for CMOs
Maryland	14.9%
New Jersey	12.4%
Virginia	7.4%
California	7.3%
Florida	6.7%
Illinois	6.6%
Connecticut	5.8%
Texas	5.6%
Other	33.3%

Total	100%

Mortgage and Other Subordinate Securities

        The Company's exposure to credit risk associated with its investment activities is measured on an individual security basis as well as by groups of securities that share similar attributes. In certain instances, the Company has concentrations of credit risk in its mortgage securities portfolio for the securities of certain issuers (dollars in thousands):

	December 31, 2007
Issuer	Trading	Available for Sale	Held to Maturity	Total
Issuer 1	$30,045	$—	$—	$30,045
Issuer 2	—	3,466	—	3,466
Issuer 3	—	6,281	—	6,281
Issuer 4	—	20,772	—	20,772
Issuer 5	—	26,585	—	26,585
Issuer 6	—	7,021	—	7,021
Issuer 7	—	2,145	—	2,145
Issuer 8	—	2,194	—	2,194
Issuer 9	—	5,415	—	5,415
Issuer 10	—	4,678	—	4,678
Issuer 11	—	1,125	—	1,125
Issuer 12	—	1,810	—	1,810
Issuer 13	—	420	—	420
Issuer 14	—	783	—	783
Issuer 15	—	1,477	—	1,477

Total	$30,045	$84,172	$—	$114,217

        In the normal course of its business, the Company has concentrations of credit risk in mortgage securities in certain geographic areas. As of December 31, 2007, approximately 53% of the principal balance of available for sale mortgage securities are secured by mortgaged properties located in California.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

Cash and Cash Equivalents

        The Company has cash and cash equivalents in major financial institutions which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 per institution for each legal entity. As of December 31, 2007, the Company had amounts on deposit with financial institutions in excess of FDIC limits. As of December 31, 2007, the Company had overnight investments of approximately $6,828,000 primarily in large money market mutual funds invested in government securities. The Company limits its risk by placing its cash and cash equivalents in high quality financial institutions, U.S. Treasury bills or mutual funds of government securities or A-1/P-1 commercial paper.

7. EQUITY INVESTMENTS

        The table below reflects the activity recorded in Hanover's equity investments (dollars in thousands):

	As of and for the Years Ended December 31,
	2007			2006
	HST-I	HST-II	Total	HST-I	HST-II	Total
Beginning balance	$714	$685	$1,399	$661	$628	$1,289
Equity in income	53	57	110	53	57	110

Ending balance	$767	$742	$1,509	$714	$685	$1,399

8. OTHER ASSETS

        The following is a breakdown of other assets (dollars in thousands):

	December 31,
	2007	2006
Prepaid expenses and other assets	$2,440	$2,837
Deferred financing costs	2,105	2,154
Real Estate Owned	8	788
Capitalized software, net	229	458

	$4,782	$6,237

        Real Estate Owned consists of residential properties that once secured mortgage loans that were subsequently foreclosed. Those mortgage loans were acquired as part of a distressed mortgage loan acquisition program of one of the Company's subsidiaries, HDMF-I LLC. These properties are carried at fair value less the estimated costs of disposition. Expenses associated with disposition of the properties are recognized in operating income. At December 31, 2007 and 2006, these properties were not part of any financing.

9. REPURCHASE AGREEMENTS AND OTHER LIABILITIES

        The Company enters into repurchase agreements in which mortgage securities are pledged as collateral to secure short-term financing. All securities pledged as collateral for repurchase agreements are held in safekeeping by the lender.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

        Information pertaining to repurchase agreement financing is summarized as follows (dollars in thousands):

	As of and for the Years Ended December 31,
	2007				2006
	Retained CMO Securities	Mortgage Loans	Other Mortgage Securities	Total	Retained CMO Securities	Mortgage Loans	Other Mortgage Securities	Total
Repurchase Agreements
Balance of borrowing as of end of period	$500	$—	$108,354	$108,854	$698	$—	$192,549	$193,247
Average borrowing balance during the period	$632	$—	$155,604		$736	$795	$164,726
Average interest rate during the period	7.12%	0.0%	9.75%		6.93%	6.67%	5.81%
Maximum month-end borrowing balance during the period	$691	$—	$192,683		$761	$3,061	$206,197
Balance as of end of period of underlying collateral—carrying value	$900	$—	$112,740	$113,640	$1,024	$—	$254,482	$255,506

        The average interest rates for retained CMO securities, Mortgage Loans and other mortgage securities for the year ended December 31, 2005 were 5.00%, 5.72% and 3.82%, respectively.

        Repurchase financing pertaining to individual repurchase agreement lenders as of December 31, 2007 is summarized as follows (dollars in thousands):

Lender	Committed Borrowing Limit	December 31, 2006 Balance	Net Change	December 31, 2007 Balance	Carrying Value of Underlying Collateral	Type of Collateral
Lender A	$200,000	$—	$—	$—	$—	Mortgage Loans
Lender B	20,000	8,427	(7,927)	500	900	Retained CMO Securities, Mortgage Securities
Lender B	—	6,782	(6,782)	—	—	Mortgage Securities
Lender C	—	12,523	(12,523)	—	—	Mortgage Securities
Lender D	—	3,803	(3,803)	—	—	Mortgage Securities
Lender E	—	112,388	(83,962)	28,426	30,045	Mortgage Securities
Lender F	—	15,964	(15,964)	—	—	Mortgage Securities
Lender G	—	5,646	(5,646)	—	—	Mortgage Securities
Lender H	—	761	(761)	—	—	Mortgage Securities
Lender I	—	668	(668)	—	—	Mortgage Securities
Lender J	—	12,193	(12,193)	—	—	Mortgage Securities
Lender K	—	11,583	(11,583)	—	—	Mortgage Securities
Lender L	—	104	(104)	—	—	Mortgage Securities
Lender M	—	2,405	(2,405)	—	—	Mortgage Securities
Lender N	—	—	79,928	79,928	82,695	Mortgage Securities

Total		$193,247	$(84,393)	$108,854	$113,640

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

        As of December 31, 2007, the weighted-average borrowing rate on the Company's Repurchase Agreements for its Agency MBS portfolio was 5.25%, for its retained CMO security was 6.95% and for its Subordinate MBS portfolio was 22.23%.

        On June 22, 2006, the Company entered into a master repurchase agreement with Lender A for up to $200 million (the "Agreement"). The Company will utilize the facility primarily for financing the purchase of prime residential whole mortgage loans. Pursuant to the terms of the Agreement, the Company will pay interest to Lender A, based on the one-month London Interbank Offered Rate Index ("LIBOR") plus an interest rate margin tied to a formula for each tranche of mortgage loans financed, plus various facility fees. As a condition of the facility, the Company is required to maintain certain financial covenants. As of December 31, 2007, the Company is in violation of certain of these covenants and, as a result, is unable to borrow under this facility. In March 2008, the Company entered into a Termination Agreement with the lending institution, without the declaration of any defaults under the facility. Pursuant to the terms of the Termination Agreement, the parties mutually agreed to voluntarily terminate the facility at no further costs to the Company other than certain minor document preparation costs. There were no borrowings under the facility at termination.

        The Company has a committed line of credit with an outside lending institution for up to $20 million. This facility was structured primarily for financing Subordinate MBS. As a condition of the facility, the Company is required to maintain certain financial covenants. As of December 31, 2007, the Company is in violation of certain of these covenants. In March 2008, without declaring an event of default, the Company verbally agreed with the lender to repay the total outstanding principal on the line of approximately $480,000 on the next roll date of April 10, 2008.

        On August 10, 2007, the Company entered into a Master Repurchase Agreement and related Annex I thereto (as amended on October 3, 2007 and November 13, 2007) with RCG PB, Ltd, an affiliate of Ramius Capital Group, LLC (Lender N), in connection with a repurchase transaction with respect to its portfolio of subordinate mortgage-backed securities (the "Repurchase Transaction"). The purchase price of the securities in the Repurchase Transaction was $80,932,928. The fixed term of the Repurchase Transaction is one (1) year and contains no margin or call features. The Repurchase Transaction replaced substantially all of the Company's outstanding Repurchase Agreements, both committed and non-committed, which previously financed the Company's subordinate mortgage-backed securities.

        Pursuant to the Repurchase Transaction, the Company will pay interest monthly at the annual rate of approximately 12%. Other consideration includes all principal payments received on the underlying mortgage securities during the term of the Repurchase Transaction, a premium payment at the termination of the Repurchase Transaction and the issuance of 600,000 shares of the Company's common stock (equal to approximately 7.4% of the Company's outstanding equity).

        If the Company defaults under the Repurchase Transaction, Ramius has customary remedies, including demanding that all assets be repurchased by the Company and retaining and/or selling the assets.

        Per the terms of the Repurchase Transaction, the repurchase price for the securities on the repurchase date of August 9, 2008, assuming no event of default has occurred prior thereto, shall be an amount equal to the excess of (A) the sum of (i) the original purchase price of $80,932,928, (ii) $9,720,000, and (iii) $4,000,000 over (B) the excess of (i) all interest collections actually received by Ramius on the purchased securities, net of any applicable U.S. federal income tax withholding tax

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

imposed on such interest collections, since August 10, 2007, over (ii) the sum of the "Monthly Additional Purchase Price Payments" (as defined below) paid by Ramius to the Company since August 10, 2007. The "Monthly Additional Purchase Price Payment" means, for each "Monthly Additional Purchase Price Payment Date", which is the second Business day following the 25th calendar day of each month prior to the Repurchase Date, an amount equal to the excess of (A) all interest collections actually received by Ramius on the purchased securities, net of any applicable.

        U.S. federal income tax withholding tax imposed on such interest collections, since the preceding Monthly Additional Purchase Price Payment Date (or in the case of the first Monthly Additional Purchase Price Payment Date, August 10, 2007) over (B) $810,000.

10. CMO BORROWING

        The Company has issued long-term debt in the form of collateralized mortgage obligations, or CMOs. All of the Company's CMOs are structured as financing transactions, whereby the Company has pledged mortgage loans to secure CMOs. As the Company retained the subordinated securities of this securitization and will absorb a majority of any losses on the underlying collateral, the Company has consolidated the securitization entity and treats these mortgage loans as assets of the Company and treats the related CMOs as debt of the Company.

        Borrower remittances received on the CMO collateral are used to make payments on the CMOs. The obligations of the CMOs are payable solely from the underlying mortgage loans collateralizing the debt and otherwise are nonrecourse to the Company. The maturity of each class of CMO is directly affected by principal prepayments on the related CMO collateral. Each class of CMO is also subject to redemption according to specific terms of the respective indenture agreements. As a result, the actual maturity of any class of CMO is likely to occur earlier than its stated maturity.

        Information pertaining to the CMOs is summarized as follows (dollars in thousands):

	1999-B Securitization for the Years Ended December 31, 2007
	2007	2006
CMO Borrowing:
Balance of borrowing as of end of period	$4,035	$7,384
Average borrowing balance during the period	$5,323	$9,515
Average interest rate during the period	6.67%	6.50%
Interest rate as of end of period	6.65%	6.85%
Maximum month-end borrowing balance during the period	$7,100	$11,124
Collateral For CMOs:
Balance as of end of period—carrying value	$6,182	$9,736

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

        Expected amortization of the underlying mortgage loan collateral for CMOs as of December 31, 2007 is as follows (dollars in thousands):

Year	Principal Balance
2008	$1,842
2009	1,369
2010	997
2011	719
2012	521
Thereafter	1,016

$6,464

11. LIABILITY TO SUBSIDIARY TRUSTS ISSUING PREFERRED AND CAPITAL SECURITIES

        In March 2005, Hanover Statutory Trust I ("HST-I") sold, in a private placement, trust preferred securities for an aggregate amount of $20 million. Hanover owns all of the common stock of HST-I. HST-I used the proceeds to purchase Hanover junior subordinated notes due March 2035, which represent all of the assets of HST-I. The terms of the junior subordinated notes are substantially the same as the terms of the trust preferred securities. The trust preferred securities have a fixed distribution rate of 8.51% per annum during the first five years, after which the distribution rate will float and reset quarterly at the three-month LIBOR rate plus 4.25% per annum.

        Hanover may redeem the notes, in whole or in part, for cash, at par, after March 30, 2010. Hanover may redeem the notes prior to March 30, 2010 for a 7.5% premium. To the extent Hanover redeems the notes, HST-I is required to redeem a corresponding amount of trust preferred securities.

        The ability of HST-I to pay distributions depends on the receipt of interest payments on the debentures. Hanover has the right, pursuant to certain qualifications and covenants, to defer payments of interest on the notes for up to four consecutive quarters. If payment of interest on the notes is deferred, HST-I will defer the quarterly distributions on the trust preferred securities for a corresponding period. Additional interest accrues on deferred payments at the annual rate payable on the notes, compounded quarterly.

        In November 2005, Hanover Statutory Trust II ("HST-II") sold, in a private placement, capital securities of the trust for an aggregate amount of $20 million. Hanover owns all of the common stock of HST-II. HST-II used the proceeds to purchase Hanover fixed/floating rate junior subordinated debt securities due July 2035 (junior subordinated debentures), which represent all of the assets of HST-II. The terms of the junior subordinated debentures are substantially the same as the terms of the capital securities of the trust. The capital securities of the trust have a fixed distribution rate of 9.209% per annum during the first five years, after which the distribution rate will float and reset quarterly at the three-month LIBOR rate plus 4.25% per annum.

        Hanover may redeem the debentures, in whole or in part, for cash, at par, after July 30, 2010. Hanover may redeem the notes prior to July 30, 2010 for a 7.5% premium. To the extent Hanover redeems the debentures; HST-II is required to redeem a corresponding amount of capital securities of the trust.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

        The ability of HST-II to pay distributions depends on the receipt of interest payments on the debentures. Hanover has the right, pursuant to certain qualifications and covenants, to defer payments of interest on the debentures for up to four consecutive quarters. If payment of interest on the debentures is deferred, HST-II will defer the quarterly distributions on the capital securities of the trust for a corresponding period. Additional interest accrues on deferred payments at the annual rate payable on the debentures, compounded quarterly.

Summary

	HST-I	HST-II
Trust preferred securities outstanding at December 31, 2007	$20 million	$20 million
Interest rate as of December 31, 2007	8.51%	9.209%
Redemption period, at Hanover's option	After March 30, 2010	After July 30, 2010
Maturity date	March 30, 2035	July 30, 2035

        Under the provisions of the FASB issued revision to FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", Hanover determined that the holders of the trust preferred and capital securities were the primary beneficiaries of the subsidiary trusts. As a result, Hanover cannot consolidate the subsidiary trusts and has reflected the obligation to the subsidiary trusts under the caption "liability to subsidiary trusts issuing preferred and capital securities" and accounts for the investment in the common stock of the subsidiary trusts on the equity method of accounting.

        In December 2007, the Company notified the trustee of HST-I of its intention to defer the payment of interest on the junior subordinated notes for the quarter ended December 31, 2007. The Company may defer the payment of interest for three additional quarters with all deferred interest payments being due on December 31, 2008.

12. EMPLOYEE BENEFIT PLANS AND OTHER COMPENSATION

401(k) Plan

        The Company participates in the Hanover Capital Partners 2, Ltd. 401(k) Plan ("401(k) Plan"). The 401(k) Plan is available to all full-time employees with at least 3 months of service. The Company can, at its option, make a discretionary matching contribution to the 401(k) Plan. For the years ended December 31, 2007, 2006 and 2005, expense related to the 401(k) Plan was approximately $53,000, $53,000 and $68,000, respectively.

Hanover Stock-Based Compensation

        Hanover has adopted two stock-based compensation plans: (i) the 1997 Executive and Non-Employee Director Stock Option Plan (the "1997 Stock Plan") and (ii) the 1999 Equity Incentive Plan (the "1999 Stock Plan", together with the 1997 Stock Plan, the "Stock Plans"). The purpose of the Stock Plans is to provide a means of performance-based compensation in order to attract and retain qualified personnel and to afford additional incentive to others to increase their efforts in providing significant services to the Company. The exercise price for options granted under the Stock Plans cannot be less than the fair market value of the Company's common stock on the date of grant. Options are granted, and the terms of the options are established, by the Compensation Committee of the Board of Directors.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

        1997 Stock Plan—The 1997 Stock Plan provides for the grant of qualified incentive stock options, stock options not so qualified, restricted stock, performance shares, stock appreciation rights and other equity-based compensation. The 1997 Stock Plan authorized the grant of options to purchase, and limited stock awards to, an aggregate of up to 425,333 shares of Hanover's common stock.

        1999 Stock Plan—The 1999 Stock Plan authorized the grant of options of up to 550,710 shares of Hanover's common stock.

        Stock option transactions during the years ended December 31, 2007, 2006 and 2005 relating to the 1997 Stock Plan and the 1999 Stock Plan are as follows:

	# of Options for Shares
			Weighted- Average Exercise Price	Weighted- Average Exercise Price
	1997 Stock Plan	1999 Stock Plan
Outstanding as of January 1, 2005	258,824			$15.18

		48,834		$4.95

Stock Option Activity—2005
Granted	2,000	—	$11.40
Exercised	—	(18,000)	$4.62

Outstanding as of December 31, 2005	260,824			$15.16

		30,834		$5.14

Stock Option Activity—2006
Granted	2,000	—	$5.61

Expired	(2,000)	—	$18.13

Outstanding as of December 31, 2006	260,824			$15.06

		30,834		$5.14

Stock Option Activity—2007
Granted	2,000	—	$4.12
Expired	(209,924)	(8,000)	$14.74

Outstanding as of December 31, 2007	52,900			$14.44

		22,834		$5.18

        As of December 31, 2007, 2006 and 2005, 75,734, 291,658, and 291,658 options were exercisable, respectively, with weighted-average exercise prices of $11.65, $14.01, and $14.10, respectively.

        As of December 31, 2007, there were 328,833 and 14,417 shares eligible to be granted under the 1997 Stock Plan and the 1999 Stock Plan, respectively.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

        The following table summarizes information about stock options outstanding and exercisable:

1997 Stock Plan				1999 Stock Plan
Exercise Prices	Number Outstanding as of December 31, 2007	Number Exercisable as of December 31, 2007	Weighted- Average Remaining Life in Years	Exercise Prices	Number Outstanding as of December 31, 2007	Number Exercisable as of December 31, 2007	Weighted- Average Remaining Life in Years
$4.12	2,000	2,000	9.38	$3.88	11,334	11,334	2.38
5.61	2,000	2,000	8.39	4.63	6,000	6,000	1.58
10.26	2,000	2,000	5.37	7.69	1,500	1,500	0.01
11.40	2,000	2,000	7.39	7.75	2,000	2,000	3.39
12.67	2,000	2,000	6.39	9.80	2,000	2,000	4.38
15.75	42,900	42,900	4.50

$4.12 to $15.75	52,900	52,900	5.05	$3.88 to $9.80	22,834	22,834	2.28

        In May 2007, the Company granted an option to purchase 2,000 shares of its common stock to one of the Company's independent directors, upon his re-election to the Board of Directors and in accordance with the terms of the Company's 1997 Stock Plan. This option is immediately exercisable and has a term of ten years. The exercise price of the option equals the closing price of the Company's stock on the date of the grant. In the period the option was granted, the Company recorded compensation cost of approximately $1,000, which represents the fair market value of the option as estimated using the Black-Scholes option pricing model.

        In March 2007, the Company issued 29,000 shares of common stock to certain employees of the Company. The shares were issued pursuant to the 1997 Plan and vest over a five-year period. The grants have a total award value of approximately $123,000, which are being amortized to personnel expense on a straight-line basis over the vesting period.

        As part of the sale of the due diligence division, the vesting requirements for common stock previously issued to two employees who were separated from the Company were eliminated. The Company recorded approximately $43,000 of compensation expense for the three months ended March 31, 2007 to reflect this change in vesting requirement.

        In May 2006, the Company granted an option to purchase 2,000 shares of its common stock to one of the Company's independent directors, upon his re-election to the Board of Directors, in accordance with the terms of the Company's 1997 Stock Plan. This option is immediately exercisable and has a term of ten years. The exercise price of the option equals the closing price of the Company's stock on the date of the grant. In the period the option was granted, the Company recorded compensation cost of approximately $1,000, which represents the fair market value of the option as estimated using the Black-Scholes option pricing model.

        In May and August of 2005, the Company issued a total of 22,000 shares of common stock to certain of its employees. The shares were issued pursuant to the 1997 Stock Plan. The shares vest ratably over a five-year period. The Company has accounted for this share issuance under APB No. 25 and the total value of the grants are being amortized to compensation expense ratably over the five-year vesting period, except for the change in vesting requirements described above.

        In May 2005, the Company granted an option to purchase of 2,000 shares of its common stock to one of the Company's independent directors, upon his re-election to the Board of Directors, in accordance with the terms of the Company's 1997 Stock Plan. The exercise price of the option equals

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

the closing market price on the date of grant and expires ten years from the date of the grant. In accordance with APB 25, the Company did not record deferred compensation or compensation expense, as there is no intrinsic value associated with this option.

Bonus Incentive Compensation Plan

        A bonus incentive compensation plan was established in 1997, whereby an annual bonus will be accrued for eligible participants of the Company. The annual bonus generally will be paid one-half in cash and (subject to ownership limits) one-half in shares of common stock in the following year. The Company must generate annual net income before bonus accruals that allows for a return of equity to stockholders in excess of the average weekly ten-year U.S. Treasury rate plus 4.0% before any bonus accrual is recorded. There was no bonus expense recorded for the years ended December 31, 2007, 2006 and 2005. This bonus incentive compensation plan expired in September 2007.

13. INCOME TAXES

The REIT

        Taxable income (loss) for the year ended December 31, 2007 was approximately $(2,907,000). Taxable income (loss) differs from net income (loss) because of timing differences (refers to the period in which elements of net income can be included in taxable income) and permanent differences (refers to an element of net income that must be included or excluded from taxable income).

        The following table reconciles net income (loss) to estimated taxable income (loss) for the year ended December 31, 2007 (dollars in thousands):

Net loss	$(79,988)
Add (deduct) differences:
Mark to market of mortgage assets and other subordinate securities	75,277
Sale of mortgage securities	(123)
Mark to market of freestanding derivatives	825
Income in subsidiaries not consolidated for tax purposes—net	(614)
Interest income and expense adjustments for the sale of securities to Ramius	336
Accrued expenses not yet deductible for tax	1,618
Other	(238)

Estimated taxable income (loss)	$(2,907)

        Excluded from the taxable income (loss) shown above is a loss on the sale of the securities to Ramius under the Repurchase Transaction of approximately $71,958,000. This taxable loss is deferred until either the Company exercises it right to repurchase the securities, in which case the difference between the cost to reacquire the portfolio and the original proceeds received is added to our original tax cost basis of the securities repurchased, or until the right to repurchase the securities expires, in which case the loss becomes realized and subject to capital loss limitations.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

        Taxable Subsidiaries (dollars in thousands)

	December 31,
	2007	2006
Deferred tax assets
Federal net operating loss carryforwards	$3,741	$4,020
State net operating loss carryforwards	358	488
Not currently deductible interest	933	943
Goodwill	487	545

	5,519	5,996
Deferred tax liabilities
Capitalized software	(85)	(123)

	(85)	(123)

	5,434	5,873

Valuation allowance	(5,434)	(5,873)

Deferred tax asset—net	$—	$—

        One taxable subsidiary has a Federal tax net operating loss carryforward of approximately $8,800,000 that expires in various years between 2019 and 2025.

        The items resulting in significant temporary differences for the years ended December 31, 2007 and 2006 that generate deferred tax assets relate primarily to the benefit of net operating loss carryforwards and differences in the amortization of goodwill and capitalized software and interest expense payable to Hanover that is non-deductible for income tax purposes. The Company has established a valuation allowance for all of its deferred income tax benefit.

        The Company does not have any unrecognized tax benefits as of December 31, 2007.

        Substantially all tax years remain open to examination by the Internal Revenue Service and the majority of the states in which the Company operates. For the Company's main operating subsidiary, the only tax years remaining open to the state of New Jersey for examination are 2006 and 2007.

        The components of the income tax provision for the years ended December 31, 2007, 2006 and 2005 consist of the following (dollars in thousands):

	Years Ended December 31,
	2007	2006	2005
Current—Federal, state and local	$—	$—	$—
Deferred—Federal, state and local	439	(639)	(959)

	439	(639)	(959)
Valuation allowance	(439)	651	961

Total	$—	$12	$2

        The income tax provision relating to the taxable subsidiaries differs from amounts computed at statutory rates due primarily to state and local income taxes and non-deductible intercompany interest expense.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

14. DERIVATIVE INSTRUMENTS

        Interest rate caps are used to economically hedge the changes in interest rates of the Company's repurchase borrowings. As a result of the Company's establishment of fixed-rate financing for its subordinate MBS portfolio on August 10, 2007 pursuant to the Repurchase Transaction, the notional amount of the interest rate caps exceed the underlying borrowing exposure. However, the Company's potential loss exposures for these instruments is limited to their fair market value of approximately $1,000 at December 31, 2007.

        Forward contracts are used to economically hedge the Company's asset position in whole-pool Fannie and Freddie Mac mortgage-backed securities. As of December 31, 2007, the fair value of the Company's forward sales contracts was a liability of approximately $150,000.

Components of Income From Freestanding Derivatives
(Dollars in thousands)

	Years Ended December 31,
	2007	2006	2005
Mark-to-market and settlements on forward contracts	$1,225	$(2,214)	$234
Mark-to-market on interest rate caps	(26)	(130)	(54)

Net gain (loss) on freestanding derivatives	$1,199	$(2,344)	$180

15. STOCKHOLDERS' EQUITY AND EARNINGS PER SHARE

Common Stock Issuance

        In August 2007, the Company issued 600,000 shares of the Company's common stock to Ramius pursuant to a Stock Purchase Agreement between the Company and RCG PB, Ltd. dated as of August 10, 2007 in consideration for entering into and performing its obligations under the Repurchase Transaction dated as of August 10, 2007. The total market value of the Company's common stock on the date of the Stock Purchase Agreement of approximately $1,218,000 has been recorded as debt discount and is being amortized to interest expense over the term of the Repurchase Transaction.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

Common Stock Repurchase Program

        The Company's Board of Directors has periodically approved programs to repurchase shares of the Company's common stock. A summary of the total authorizations and remaining authority at December 31, 2007 is as follows:

	Share Repurchase Program Authorized in Years Ended December 31,
	2006	2002	2001	2000
Total number of common shares authorized to be repurchased	2,000,000	18,166	60,000	1,000,000

Remaining number of common shares authorized to be repurchased	1,542,800	2,500	1,000	501,025

Total amount authorized for repurchase of common shares	n/a	n/a	n/a	$3,000,000

Remaining amount authorized for repurchase of common shares	n/a	n/a	n/a	$137,000

        In March 2006, the Company's Board of Directors authorized the repurchase of up to 2 million shares of the Company's common stock. There is no expiration date for the Company's repurchase program. The timing and amount of any shares repurchased will be determined by the Company's management based on its evaluation of market conditions and other factors. The repurchase program may be suspended or discontinued at any time. For the years ended December 31, 2007 and 2006, the Company repurchased 194,100 and 263,100 shares at an average price of $4.94 and $5.62 per share, respectively. There were no other stock repurchases for the years ended December 31, 2007, 2006 and 2005. Under Maryland law, Hanover's state of incorporation, treasury shares are not allowed. As a result, repurchased shares are retired when acquired.

Stockholder Protection Rights Agreement

        In 2000, the Board of Directors approved and adopted the Stockholder Protection Rights Agreement and approved amendments to such agreement in September 2001 and June 2002 (combined, the "Rights Agreement, as amended"). The Rights Agreement, as amended, provides for the distribution of preferred purchase rights ("Rights") to common stockholders. One Right is attached to each outstanding share of common stock and will attach to all subsequently issued shares. Each Right entitles the holder to purchase one one-hundredth of a share (a "Unit") of Participating Preferred Stock at an exercise price of $17.00 per Unit, subject to adjustment. The Rights separate from the common stock ten days (or a later date approved by the Board of Directors) following the earlier of (a) a public announcement by a person or group of affiliated or associated persons ("Acquiring Person") that such person has acquired beneficial ownership of 10% or more of Hanover's outstanding common shares (more than 20% of the outstanding common stock in the case of John A. Burchett or more than 17% in the case of Wallace Weitz) or (b) the commencement of a tender or exchange offer, the consummation of which would result in an Acquiring Person becoming the beneficial owner of 10% or more of Hanover's outstanding common shares (more than 20% of the outstanding common stock in the case of John A. Burchett or more than 17% in the case of Wallace Weitz).

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

        If any Acquiring Person holds 10% or more of Hanover's outstanding shares (more than 20% of the outstanding common stock in the case of John A. Burchett or more than 17% in the case of Wallace Weitz) or Hanover is party to a business combination or other specifically defined transaction, each Right (other than those held by the Acquiring Person) will entitle the holder to receive, upon exercise, shares of common stock of the surviving company with a market value equal to two times the exercise price of the Right. The Rights expire in 2010, and are redeemable at the option of a majority of Hanover's Directors at $0.01 per Right at any time until the tenth day following an announcement of the acquisition of 10% or more of Hanover's common stock.

Earnings Per Share From Continuing Operations

        (dollars in thousands, except per share data):

	Years Ended December 31,
	2007	2006	2005
BASIC EARNINGS (LOSS) PER SHARE:
Income (loss) from continuing operations (numerator)	$(80,723)	$(1,951)	$151

Weighted-average common shares outstanding (denominator)	8,265,194	8,358,433	8,443,744

Basic earnings (loss) per share	$(9.77)	$(0.23)	$0.02

DILUTED EARNINGS (LOSS) PER SHARE:
Income (loss) from continuing operations (numerator)	$(80,723)	$(1,951)	$151

Weighted-average common shares outstanding	8,265,194	8,358,433	8,443,744
Add: Incremental common shares from assumed conversion of stock options	—	—	17,159

Diluted weighted-average common shares outstanding (denominator)	8,265,194	8,358,433	8,460,903

Diluted earnings (loss) per share	$(9.77)	$(0.23)	$0.02

        For the years ended December 31, 2007, 2006 and 2005 the number of potential common shares that were anti-dilutive was 199,364, 291,658, and 262,824, respectively.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

16. SUPPLEMENTAL DISCLOSURE FOR STATEMENTS OF CASHFLOWS

        (dollars in thousands):

	Years Ended December 31,
	2007	2006	2005
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
Income taxes	$—	$29	$177

Interest(1)	$15,421	$13,792	$8,177

SUPPLEMENTAL SCHEDULE OF NONCASH ACTIVITIES
Common stock issuance of 600,000 shares recorded as debt discount	$1,218	$—	$—

Estimated principal reductions on Subordinated MBS recorded as liability and debt discount	$2,980	$—	$—

Principal reductions on Subordinated MBS applied to liability recorded in connection with debt discount	$1,044	$—	$—

Dividends declared in December but not paid until the following year	$—	$1,236	$2,124

Payable to broker for repurchase of common stock	$—	$24	$—

Common stock issued to Principals	$—	$—	$762

Forgiveness of notes receivable from Principals	$—	$—	$583

2,357 shares of common stock paid to Principal pursuant to Bonus Incentive Compensation Plan in 2005	$—	$—	$25

Transfer of mortgage loans to real estate owned, net	$—	$—	$3,820

Securitization of mortgage loans held for sale into FNMA issues held to maturity	$—	$—	$8,025

(1)
Amounts do not include cash payments for debt issuance costs

17. COMMITMENTS AND CONTINGENCIES

Employment Agreements

        During 2007, the Company entered into employment agreements with two of its executive officers, the Principals. Such agreements (i) have three year terms, and (ii) provide for aggregate annual base salaries of approximately $713,000. In addition, the Principals are entitled to a retention bonus ranging from $300,000 to $200,000 payable in August 2008, provided the Principals are still in employment with the Company. The Company is accruing the cost of these retention bonuses on a straight-line basis over the related service period.

Severance and Retention Agreements

        In 2007, the Company entered into retention agreements with certain of its employees. These retention agreements provide for, among other things, bonuses ranging from $13,000 to $125,000

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

payable in either August 2008 or September 2008 provided the employees are still in employment with the Company. In addition, the employees are entitled to a severance payment of six (6) months base salary and the bonus amount upon the occurrence of certain specified events, including termination by the Company without good cause and termination by the Company following a change in control. The Company is accruing the cost of these retention bonuses on a straight-line basis over the related service period. The Company has not accrued costs for the severance payments as a termination event has not occurred.

Credit Risk

        In October 1998, the Company sold 15 adjustable-rate FNMA certificates and 19 fixed-rate FNMA certificates that the Company received in a swap for certain adjustable-rate and fixed-rate mortgage loans. These securities were sold with recourse. Accordingly, the Company retains credit risk with respect to the principal amount of these mortgage securities. As of December 31, 2007, the unpaid principal balance of these mortgage securities was approximately $2,555,000.

Forward Commitments

        As of December 31, 2007, the Company had forward commitments to sell approximately $29.5 million (par value) of Agency securities that had not yet settled. These forward commitments were entered into to economically hedge approximately $29.6 million principal balance of Agency MBS classified as trading. As of December 31, 2007, the fair value of the Company's forward sales of Agency MBS was a liability of approximately $150,000.

Warehouse Agreement

        On August 28, 2006, the Company entered into a warehouse agreement for up to a $125 million warehousing facility, which is established and financed by a third party. The warehousing facility will allow the Company to acquire a diversified portfolio of mezzanine level, investment grade, asset-backed securities, and certain other investments and assets in anticipation of the possible formation and issuance of a collateralized debt obligation. As of December 31, 2007, the Company has sold five investment grade securities into the warehousing facility with total sales proceeds of $5.7 million. If the Company does not form and issue a collateralized debt obligation, the warehouse agreement will expire and the Company may be liable for any losses incurred by the counterparty in connection with closing the warehousing facility and selling these securities. Due to the turmoil in the mortgage industry during 2007 and the lack of excess available funds, management of the Company has determined it is doubtful the Company can successfully issue the collateralized debt obligation in the short-term. As a result, the Company has recorded an expense of $1.6 million for the year ended December 31, 2007 for the estimated potential cost of closing this facility. If the collateralized debt obligation is completed, the securities will be transferred into the collateralized debt obligation at the sales proceeds amount. The term of the warehouse agreement as of December 31, 2007, is day-to-day or closing and issuance of the collateralized debt obligation.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

Lease Agreements

        The Company has noncancelable operating lease agreements for office space and office equipment. Future minimum rental payments for such leases, as of December 31, 2007, are as follows (dollars in thousands):

Year	Amount
2008	$290
2009	292
2010	246
2011	9
Thereafter	—

$837

        Rent expense for the years ended December 31, 2007, 2006 and 2005 amounted to approximately $296,000, $282,000 and, $301,000, respectively.

Legal Proceedings

        From time to time, we are involved in litigation incidental to the conduct of our business. We are not currently a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on our business, financial condition, or results of operation.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

18. FINANCIAL INSTRUMENTS

        The estimated fair value of the Company's assets and liabilities classified as financial instruments and off-balance sheet financial instruments are as follows (dollars in thousands):

	December 31, 2007		December 31, 2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash and cash equivalents	$7,257	$7,257	$13,982	$13,982
Accrued interest receivable	1,241	1,241	1,652	1,652
Mortgage loans:
Held for sale	—	—	—	—
Collateral for CMOs	6,182	6,118	9,736	10,025
Mortgage securities
Trading	30,045	30,045	105,104	105,104
Available for sale	82,695	82,695	154,599	154,599
Held to maturity	—	—	6,254	6,226
Other subordinate security	1,477	1,477	2,757	2,695
Restricted cash	480	480	—	—
Interest rate caps	—	—	26	26
Forward commitments to sell mortgage securities	—	—	649	649
Liabilities:
Repurchase Agreements—revolving term	$28,926	$28,926	$193,247	$193,247
Repurchase Agreements—fixed term	79,928	79,279	—	—
CMO borrowing	4,035	3,916	7,384	7,388
Forward commitments to sell mortgage securities	150	150	—	—
Accounts payable, accrued expenses and other liabilities	6,709	6,709	2,757	2,757
Liability to subsidiary trusts	41,239	5,730	41,239	41,239

        The following methods and assumptions were used to estimate the fair value of the Company's financial instruments:

        Mortgage loans—The fair value of these financial instruments is based upon projected prices which could be obtained through investors considering interest rates, loan type and credit quality.

        Mortgage securities and other subordinate securities—The fair value of these financial instruments is based upon some or all of the following: actual prices received upon recent sales of securities to investors, projected prices which could be obtained through investors, estimates considering interest rates, underlying loan type, quality and discounted cash flow analysis based on prepayment and interest rate assumptions used in the market place for similar securities with similar credit ratings.

        Cash and cash equivalents, accrued interest receivable, restricted cash, Repurchase Agreements-revolving term and accounts payable, accrued expenses and other liabilities—The fair value of these financial instruments is determined to be their carrying value due to their high liquidity or short-term nature.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

        Interest rate caps—The fair value of these financial instruments is estimated based on dealer quotes and is the estimated amount the Company would pay to execute new agreements with similar terms.

        Forward commitments to sell mortgage securities—The Company has outstanding forward commitments to sell mortgage securities into mandatory delivery contracts with investment bankers. The fair value of these financial instruments is determined as the difference between the contractual forward sale amount and the market value as provided by independent third parties.

        CMO borrowing—The fair value of these financial instruments is based upon estimates considering interest rates, underlying loan type, quality and discounted cash flow analysis based on prepayment and interest rate assumptions used in the market place for similar securities with similar credit ratings.

        Liability to subsidiary trusts—As of December 31, 2007, the fair value of these instruments is estimated based upon a discounted cashflow model and comparison to select information for a sale of these securities between third parties near that date. As of December 31, 2006, the fair value of this instrument is determined to be carrying value as the overall economic conditions and the Company's credit status remain relatively unchanged from the date the securities were issued.

        Repurchase Agreements—fixed term—The fair value of this instrument is determined through a discounted cashflow model using the weighted average discount rate implicit in the fair value estimate of the Subordinate MBS portfolio, the collateral for this liability, as of the period-end.

19. SUBSEQUENT EVENTS

        In January 2008, the Company notified the trustee of HST-II of its intention to defer the payment of interest on the junior subordinated notes for the quarter ended January 31, 2008. The Company may defer the payment of interest for three additional quarters with all deferred interest payments being due on January 31, 2009.

        In March 2008, the Company notified the trustee of HST-I of it intention to defer the payment of interest on the junior subordinated notes for the quarter ended March 31, 2008. The Company may defer the payment of interest for two additional quarters with all deferred interest payments being due on December 31, 2008.

        In March 2008, the Company and the lending institution which had previously entered into a $200 million financing facility with the Company, without the declaration of any defaults under the facility, entered into a Termination Agreement. Pursuant to the terms of the Termination Agreement, the parties mutually agreed to voluntarily terminate the facility at no further costs to the Company other than certain minor document preparation costs. There are no borrowings under the facility at termination.

        The Company has a committed line of credit with an outside lending institution for up to $20 million. This facility was structured primarily for financing Subordinate MBS. As a condition of the facility, the Company is required to maintain certain financial covenants. As of December 31, 2007, the Company is in violation of certain of these covenants. In March 2008, without declaring an event of default, the Company verbally agreed with the lender to repay the total outstanding principal on the line of approximately $480,000 on the next roll date of April 10, 2008.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

20. UNAUDITED QUARTERLY FINANCIAL DATA

        (dollars in thousands, except per share data):

	Three Months Ended
	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
Net interest income	$(862)	$948	$2,740	$2,773

Total revenues	$(34,892)	$(29,426)	$(9,137)	$3,286

Total expenses	$2,864	$2,324	$2,323	$3,153

Income (loss) from continuing operations	$(37,728)	$(31,723)	$(11,432)	$160

Income (loss) from discontinued operations	$12	$5	$15	$703

Net income (loss)	$(37,716)	$(31,718)	$(11,417)	$863

Basic earnings (loss) per share(2)	$(4.37)	$(3.83)	$(1.42)	$0.11

Diluted earnings (loss) per share(2)	$(4.37)	$(3.83)	$(1.42)	$0.11

Dividends declared(1)	$—	$—	$—	$0.15

	Three Months Ended
	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
Net interest income	$2,708	$2,650	$2,483	$2,495

Total revenues	$2,554	$2,793	$3,714	$2,808

Total expenses	$5,037	$2,684	$2,877	$3,315

Income (loss) from continuing operations	$(2,489)	$136	$865	$(463)

Income (loss) from discontinued operations	$(676)	$(53)	$(12)	$(234)

Net income (loss)	$(3,165)	$83	$853	$(697)

Basic earnings (loss) per share(2)	$(0.38)	$0.01	$0.10	$(0.08)

Diluted earnings (loss) per share(2)	$(0.38)	$0.01	$0.10	$(0.08)

Dividends declared(1)	$0.15	$0.15	$0.20	$0.20

(1)
Quarterly dividends are presented in respect of earnings rather than declaration date.

(2)
Earnings per share are computed independently for each of the quarters presented utilizing the respective weighted average shares outstanding; therefore the sum of the quarterly earnings per share may not equal the earnings per share total for the year.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	September 30, 2008	December 31, 2007
	(Unaudited)
ASSETS
Cash and cash equivalents	$642	$7,257
Accrued interest receivable	82	1,241
Mortgage loans
Collateral for CMOs	5,085	6,182
Mortgage Securities
Trading ($1,092 and $30,045, pledged respectively, at period ended)	5,274	30,045
Available for sale (all pledged under a single Repurchase Agreement)	—	82,695
Other subordinate security, available for sale	1,541	1,477
Equity investments in unconsolidated affiliates	175	1,509
Other assets	1,440	4,782

	$14,239	$135,188

LIABILITIES
Repurchase agreements (secured with Mortgage Securities)	$—	$108,854
Note Payable (collateralized with Mortgage Securities classified as trading)	1,100	—
Collateralized mortgage obligations (CMOs)	3,143	4,035
Accounts payable, accrued expenses and other liabilities	2,059	5,954
Obligation assumed under assignment of lease in default by subtenant	993	—
Deferred interest payable on liability to subsidiary trusts	3,606	755
Liability to subsidiary trusts issuing preferred and capital securities	41,239	41,239

	52,140	160,837

Commitments and Contingencies	—	—
STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock, $0.01 par value, 10 million shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 90 million shares authorized, 8,656,562 and 8,658,562 shares issued and outstanding as of September 30, 2008 and December 31, 2007, respectively	86	86
Additional paid-in capital	102,970	102,939
Cumulative earnings (deficit)	(83,572)	(71,289)
Cumulative distributions	(57,385)	(57,385)

	(37,901)	(25,649)

	$14,239	$135,188

See notes to consolidated financial statements

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Revenues
Interest income	$1,565	$6,194	$10,334	$19,314
Interest expense	2,861	5,246	14,096	12,853

	(1,296)	948	(3,762)	6,461
Loan loss provision	—	—	—	—

Net interest income	(1,296)	948	(3,762)	6,461
Net gain realized on surrender of Subordinate MBS	40,929	—	40,929	—
Gain (loss) on sale of mortgage assets	(19)	(997)	460	(803)
Loss on mark to market of mortgage assets	(6)	(28,701)	(40,543)	(43,325)
Gain (loss) on freestanding derivatives	—	(633)	(98)	1,668
Technology	67	230	325	946
Loan brokering and advisory services	13	—	35	157
Other income (loss)	65	(273)	1,691	(381)

Total revenues	39,753	(29,426)	(963)	(35,277)
Expenses
Personnel	957	869	3,140	2,998
Legal and professional	1,021	410	1,814	1,368
Impairment of investments in unconsolidated affiliates	1,064	—	1,064	—
Lease obligation assumed from defaulting subtenant	993	—	993	—
General and administrative	715	256	1,069	1,276
Depreciation and amortization	608	154	1,028	461
Occupancy	82	80	248	233
Technology	11	104	148	413
Financing	—	256	896	558
Insurance and other	305	195	1,005	493

Total expenses	5,756	2,324	11,405	7,800

Operating income (loss)	33,997	(31,750)	(12,368)	(43,077)
Equity in income of unconsolidated affiliates	29	27	85	82

Income (loss) from continuing operations before income tax provision	34,026	(31,723)	(12,283)	(42,995)
Income tax provision	—	—	—	—

Income (loss) from continuing operations	34,026	(31,723)	(12,283)	(42,995)

Discontinued Operations
Income (loss) from discontinued operations before gain on sale and income tax provision	—	5	—	(623)
Gain on sale of discontinued operations	—	—	—	1,346
Income tax provision from discontinued operations	—	—	—	—

Income from discontinued operations	—	5	—	723

Net Income (loss)	$34,026	$(31,718)	$(12,283)	$(42,272)

Net income (loss) per common share—Basic
Income (loss) from continuing operations	$3.94	$(3.83)	$(1.42)	$(5.28)
Income (loss) from discontinued operations	0.00	0.00	0.00	0.09

Net income (loss) per common share—Basic	$3.94	$(3.83)	$(1.42)	$(5.19)

Net income (loss) per common share—Diluted
Income (loss) from continuing operations	$3.94	$(3.83)	$(1.42)	$(5.28)
Income (loss) from discontinued operations	0.00	0.00	0.00	0.09

Net income (loss) per common share—Diluted	$3.94	$(3.83)	$(1.42)	$(5.19)

Weighed average shares outstanding—Basic	8,635,988	8,283,536	8,633,759	8,142,470
Weighed average shares outstanding—Diluted	8,635,988	8,283,536	8,633,759	8,142,470

See notes to consolidated financial statements

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

(in thousands)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Net income (loss)	$34,026	$(31,718)	$(12,283)	$(42,272)
Other comprehensive income (loss), net of tax effect of $0:
Net unrealized loss on mortgage securities classified as available for-sale	—	(30,452)	(40,156)	(43,952)
Reclassification adjustment for net loss included in net income	—	—	—	(384)
Reclassification adjustment for impairment expense included in net income	—	30,154	40,156	41,959

Other comprehensive income (loss)	—	(298)	—	(2,377)

Comprehensive income (loss)	$34,026	$(32,016)	$12,283	$(44,649)

See notes to consolidated financial statements

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

(in thousands, except share data)

(Unaudited)

	Common Stock					Accumulated Other Comprehensive Income (Loss)
			Additional Paid-In Capital	Cumulative Earnings (Deficit)	Cumulative Distributions
	Shares	Amount					Total
Balance, December 31, 2007	8,658,562	$86	$102,939	$(71,289)	$(57,385)	$—	$(25,649)
Amortization of deferred stock grant to key employees	—	—	31	—	—	—	31
Forfeiture of unvested restricted stock	(4,000)	—	(1)	—	—	—	(1)
Stock option issued to director	—	—	1	—	—	—	1
Net income (loss)	—	—	—	(12,283)	—	—	(12,283)
Other comprehensive income (loss)	—	—	—	—	—	—	—

Balance, September 30, 2008	8,654,562	$86	$102,970	$(83,572)	$(57,385)	$—	$(37,901)

See notes to consolidated financial statements

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	Nine Months Ended September 30,
	2008	2007
Operating Activities
Net Income (loss)	$(12,283)	$(42,272)
Deduct Income from discontinued operations	—	723

Income (loss) from continuing operations	(12,283)	(42,995)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities of continuing operations:
Depreciation and amortization	1,028	461
Stock-based compensation	31	39
Loss recognized from mark to market of mortgage assets	40,543	43,325
Accretion of debt discount and deferred financing costs to interest expense	4,993	1,347
Accretion of net discount to interest income	(2,101)	(5,327)
Undistributed earnings of unconsolidated affiliates—net	(86)	(82)
(Gain) loss on sale of mortgage assets	(460)	803
Net gain realized on surrender of Subordinated MBS to Ramius	(40,929)	—
Loss on disposition of real estate owned	—	72
(Gain) on loans paid in full	(38)	(86)
Purchase of mortgage securities classified as trading	(5,854)	(30,187)
Principal collections on mortgage securities classified as trading	253	9,247
Proceeds from sale of mortgage securities classified as trading	30,438	94,216
Loss on impairment of investments in unconsolidated affiliates	1,064	—
Decrease in accrued interest receivable	1,159	401
Decrease (increase) in other assets	986	(375)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	3,305	(387)

Net cash provided by operating activities of continuing operations	22,049	70,472

Net cash provided by operating activities of discontinued operations	—	1,117

Investing Activities
Purchase of mortgage securities classified as available for sale	—	(10,713)
Principal collections on mortgage securities classified as available for sale	—	1,149
Principal collections on mortgage securities classified as held to maturity	—	980
Principal collections on CMO collateral	1,154	3,245
Proceeds from sale of mortgage securities classified as available for sale	—	11,398
Proceeds from sale of mortgage securities classified as held to maturity	—	5,129
Proceeds from disposition of real estate owned	—	623

Net cash provided by investing activities of continuing operations	1,154	11,811

Proceeds from the sale of HCP	—	1,375

Financing Activities
Decrease in borrowings using repurchase agreements	(28,926)	(163,872)
Increase in borrowings using fixed-term financing	—	80,932
Payments on CMOs	(892)	(3,015)
Payment of debt issuance costs	—	(778)
Payment of dividends	—	(2,448)
Repurchase of common stock	—	(960)

Net cash used in financing activities of continuing operations	(29,818)	(90,141)

Net Decrease in Cash and Cash Equivalents	(6,615)	(5,366)

Cash and cash equivalents at beginning of period	7,257	13,982

Cash and Cash Equivalents at end of period	$642	$8,616

See notes to consolidated financial statements

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Business

        Hanover Capital Mortgage Holdings, Inc. (the "Company") is a specialty finance company whose principal business has historically been to generate net interest income on its portfolio of prime mortgage loans and mortgage securities backed by prime mortgage loans on a leveraged basis, avoiding investments in sub-prime and Alt-A loans and securities collateralized by sub-prime or Alt-A loans. The Company leveraged its purchases of mortgage securities with borrowings obtained primarily through the use of sales with agreements to repurchase the securities ("Repurchase Agreements"). Historically, the Repurchase Agreements were on a 30-day revolving basis, however, for the majority of the Company's investments, subordinate mortgage backed securities ("Subordinate MBS"), the Repurchase Agreements were refinanced in August 2007, under a single Repurchase Agreement for a one-year fixed term basis that expired in August 2008. The Company conducts its operations as a real estate investment trust, or REIT for Federal income tax purposes under the Internal Revenue Code of 1986, as amended. The Company has one primary subsidiary, Hanover Capital Partners 2, Ltd. ("HCP-2"). References to "we" or the "Company", mean Hanover Capital Mortgage Holdings, Inc., together with its consolidated subsidiaries.

        These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. Due to unprecedented turmoil in the mortgage and capital markets during 2007 and into 2008, the Company incurred a significant loss of liquidity over a short period of time. As the stresses have continued through 2008 in the financial markets and the economy, the Company has experienced a net loss of approximately $12.3 million for the nine months ended September 30, 2008 in addition to the loss of $80.0 million for the year ended December 31, 2007. The Company's current operations are not cash flow positive. Additional sources of capital are required for the Company to generate positive cash flow and continue operations beyond 2008. These events have raised substantial doubt about the Company's ability to continue as a going concern.

        In order to preserve liquidity while exploring opportunities and alternatives for the future, the Company took the following actions:

  •
  In August 2007, the Company converted its short-term revolving financing for its primary portfolio of Subordinate MBS to a fixed-term financing agreement that expired on August 9, 2008. This allowed the Company to maintain the Subordinate MBS portfolio intact while alternatives and additional capital were evaluated. On August 9, 2008, the Company elected, under the borrowing facility, to surrender to the lender its entire portfolio of Subordinate MBS in satisfaction of its outstanding obligation. See Note 8 to Consolidated Financial Statements for additional information.

  •
  In August 2007, the Company significantly reduced the short-term revolving financing for its other portfolios.

  •
  Through June 30, 2008, the Company successfully repaid and terminated all short-term revolving financing without any events of default. The Company repaid substantially all short-term revolving financing on one of its uncommitted lines of credit through the sale of the assets securing the credit. In April 2008, the Company paid all of the outstanding balance of approximately $480,000 remaining on its $20 million committed line of credit. The Company's

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

    $200 million committed line of credit was voluntarily and mutually terminated with the lender without an event of default.

  •
  The Company has, since early 2008, sought to raise capital and/or find other alternatives for the future and engaged a financial advisor for this purpose.

  •
  The Company deferred the interest payments on the liabilities due to subsidiary trusts issuing preferred and capital securities through the September 30, 2008 and October 30, 2008 interest payment dates. The Company has now deferred interest payments for four consecutive quarters, as allowed under each of these instruments, and can defer no more interest payments. Under the terms of these instruments, the Company will be required to pay all deferred interest on December 31, 2008 and January 31, 2009, respectively, of approximately $4.8 million in the aggregate, however, the Company does not anticipate having sufficient funds to pay this obligation without an additional source of capital or a restructure of the indebtedness. In connection with the Company's contemplated merger, discussed below, on September 30, 2008, the Company entered into an exchange agreement, with each of the holders of the Company's outstanding preferred securities; an exchange agreement (the "Taberna Exchange Agreement") with Taberna Preferred Funding I, Ltd. ("Taberna") and an exchange agreement (the "Amster Exchange Agreement" and together with the Taberna Exchange Agreement, the "Exchange Agreements") with Amster Trading Company and Ramat Securities, LTD (together the "Amster Parties"), to acquire (and subsequently cancel) the outstanding trust preferred securities of HST-I, currently held by Taberna, and the trust preferred securities of HST-II, currently held by the Amster Parties. See Notes 11 and 14 to the Consolidated Financial Statements for additional information.

        Prior to 2007, mortgage industry service and technology related income was earned through two separate divisions in HCP-2, Hanover Capital Partners ("HCP") and HanoverTrade ("HT"). Effective January 12, 2007, the assets of HCP's due diligence business, representing substantially all of the assets of HCP, were sold to Terwin Acquisition I, LLC (now known as Edison Mortgage Decisioning Solutions, LLC) (the "Buyer"), which also assumed certain liabilities related thereto. As a result, the net assets and liabilities and results of operations of HCP have been presented as discontinued operations in the accompanying financial information and financial statements in this proxy statement/prospectus.

Contemplated Merger

        On September 30, 2008, the Company entered into an Agreement and Plan of Merger, which was amended and restated on October 28, 2008 (as amended and restated, the "Merger Agreement") with Walter Industries, Inc. ("Walter") a Delaware limited liability company, and JWH Holding Company, LLC ("Spinco"), a Delaware limited liability company that is a direct, wholly-owned subsidiary of Walter. The Board of Directors of Hanover unanimously approved the merger, on the terms and conditions set forth in the Merger Agreement. The Merger Agreement provides that in connection with the merger the surviving corporation will be renamed "Walter Investment Management Corp." The merger is expected to be completed early in 2009. The Merger Agreement contains certain termination rights and provides that, upon the termination of the Merger Agreement under specified circumstances, Walter or the Company, as the case may be, could be required to pay to the other party a termination fee in the amount of $3 million or $2 million, respectively.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

        Pursuant to the merger and subject to certain adjustments, Walter stockholders and certain holders of options to acquire limited liability company interests in Spinco will collectively own approximately 98.5%, and the Company's stockholders will collectively own approximately 1.5% of the shares of common stock of the surviving corporation outstanding or reserved for issuance in settlement of restricted stock units of the surviving corporation. In the merger, every 50 shares of the Company's common stock outstanding immediately prior to the effective time of the merger will be combined into one share of the Surviving Corporation's common stock. Upon the completion of the merger, each outstanding option to acquire shares of the Company's common stock and each other outstanding incentive award denominated in or related to the Company's common stock, whether or not exercisable, will be converted into an option to acquire shares of or an incentive award denominated in or related to the surviving corporation's common stock, in each case appropriately adjusted to reflect the exchange ratio and will, as a result of the merger, become vested or exercisable.

American Stock Exchange Notice

        On April 8, 2008, the Company received notice from the American Stock Exchange, now known as NYSE Alternext ("Amex" or "Exchange") Staff indicating that, after reviewing its Form 10-K for the fiscal year ended December 31, 2007, as well as discussions with the Company, the Company did not meet certain of the Exchange's continued listing standards. Specifically, the notice provides that the Company was not in compliance with (1) Section 1003(a)(i) of the Amex Company Guide due to stockholders' equity of less than $2,000,000 and losses from continuing operations and net losses in two out of its three most recent fiscal years, and (2) Section 1003(a)(iv) of the Amex Company Guide in that the Company has sustained losses which are so substantial in relation to its overall operations or existing financial resources, or its financial condition has become so impaired, that it appears questionable, in the opinion of the Exchange, as to whether the Company will be able to continue operations and/or meet its obligations as they mature.

        The Company was afforded the opportunity to submit a plan of compliance and, on May 8, 2008, submitted a plan to the Exchange. The Exchange did not, at that time, accept the Company's plan, and the Company appealed to the Listing Qualifications Panel, with a scheduled hearing date of August 26, 2008. In support of its position prior to the hearing, the Company submitted to the Exchange, certain supplemental materials in advance of such hearing date. Based on those supplemental materials, the Exchange notified the Company on August 25, 2008 that it was canceling the hearing and granting the Company an extension to regain compliance with the continued listing standards.

        On September 5, 2008, the Company was notified by the Exchange that the Company had been granted an extension until December 31, 2008 to regain compliance with the continued listing standards of Section 1003(a)(iv) of the Amex Company Guide and until October 8, 2009 to regain compliance with the continued listing standards of Section 1003(a)(i) of the Amex Company Guide.

        The Company is subject to periodic reviews by the Exchange staff during the extension period. Failure to make progress consistent with the plan and to achieve certain milestones, or to regain compliance with the continued listing standards by the end of the extension period could result in the Company's stock being de-listed from the Exchange.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

2. Basis of Presentation

Interim Financial Reporting

        The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") for interim financial information and with the instructions to Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements.

        In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2008 are not necessarily indicative of the results that may be expected for the calendar year ending December 31, 2008.

Fair Value

        The Company reports certain financial assets at fair value and has the opportunity to record other financial assets and liabilities at fair value in the future if it elects, under certain conditions, to do so.

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Statement of Financial Accounting Standards ("SFAS") No. 157 "Fair Value Measurements," establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

Basis or Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3
Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable. Unobservable inputs would include the Company's own assumptions, based on the best information available in the circumstances, about the market and situations affecting the asset or liability.

        To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

        Some of the Company's financial assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and liabilities include: cash and cash equivalents, accrued interest receivable, restricted cash, repurchase agreements—revolving term, and accounts payable and accrued expenses.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

        SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115," allows the Company to elect to measure certain items at fair value and report the changes in fair value through the statement of operations. This election can only be made at certain specified dates and is irrevocable once made. The Company does not have an election policy regarding specific assets or liabilities to elect to measure at fair value, but rather makes the election on an instrument by instrument basis as they are acquired or incurred. The Company has not made this election for any financial assets or liabilities as of September 30, 2008.

Recent Accounting Pronouncements

        In September 2006, the FASB issued SFAS No. 157, which establishes a framework for measuring fair value in GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and is to be applied prospectively as of the fiscal year of adoption. The adoption of this pronouncement did not have a material impact on the Company's consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R") . SFAS 141R addresses the recognition and accounting for identifiable assets acquired, liabilities assumed, and noncontrolling interests in business combinations. SFAS 141R also establishes expanded disclosure requirements for business combinations. SFAS 141R is effective for the Company on January 1, 2009, and will be applied prospectively to all business combinations subsequent to the effective date.

        In February 2007, the FASB issued SFAS No. 159, which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company adopted the pronouncement effective as of January 1, 2008 and did not elect to apply the fair value option to any financial assets and liabilities as of January 1, 2008.

        In February 2008, the FASB issued FASB Staff Position No. FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions". This pronouncement provides guidance for a repurchase financing for a previously transferred financial asset between the same two counterparties that is entered into contemporaneously, or in contemplation of, the initial transfer. If certain criteria are met, the transaction is considered a sale and a subsequent financing. If certain criteria are not met, the transaction is not considered a sale with a subsequent financing, but rather a linked transaction that is recorded based upon the economics of the combined transaction, which is generally a forward contract. This pronouncement is effective for fiscal years beginning after November 15, 2008, and it is applied to all initial transfers and repurchase financings entered into after the effective date. The Company does not believe the adoption will have a significant impact on its consolidated financial statements.

        In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133", which amends and expands the disclosure requirements of SFAS No. 133 to provide greater transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedge items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective January 1, 2009, and early adoption is encouraged. The Company is currently reviewing this pronouncement and does not believe the adoption will have a significant impact on its consolidated financial statements.

        In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles". SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 will become effective 60 days following the Securities and Exchange Commission's (the "SEC") approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The Company does not expect the adoption of SFAS 162 to have a material impact on its consolidated financial statements.

        On October 10, 2008, the FASB issued FASB Staff Position No. FAS 157-3, "Determining the Fair Value When the Market for That Asset Is Not Active." This pronouncement clarifies the application of FASB Statement No. 157, Fair Value Measurements , in a market that is not active. The pronouncement applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with SFAS 157 and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The pronouncement was effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application are to be accounted for as a change in accounting estimate. The adoption of this pronouncement will not have a material impact on the Company's consolidated financial statements.

3. Fair Value Disclosures

        The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157.

        The following fair value hierarchy table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of September 30, 2008 (dollars in thousands):

	September 30, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Trading securities—non-mortgage assets	$9	$—	$—	$9
Trading securities—Agency MBS		5,274	—	5,274
Available for sale securities—Subordinate MBS	—	—	—	—
Available for sale securities—Other subordinate securities	—	—	1,541	1,541

Total	$9	$5,274	$1,541	$6,824

        Total assets valued by Level 3 methods are approximately 10% of the Company's total assets as of September 30, 2008.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

        Changes in fair value reported in the Consolidated Statement of Operations for assets measured in the consolidated financial statements at fair value on a recurring basis are as follows (dollars in thousands):

	For the nine months ended September 30, 2008
	Accreted Interest Income	Other	Mark to Market Gain (Loss)	Total
Trading securities—non-mortgage assets	$—	$—	$—	$—
Trading securities—Agency MBS	(7)	—	(387)	(394)
Available for sale securities—Subordinate MBS	2,030	—	(40,156)	(38,126)
Available for sale securities—Other subordinate securities	64	—	—	64

Total	$2,087	$—	$(40,543)	$(38,456)

        Changes in carrying values for Level 3 financial instruments measured in the consolidated financial statements at fair value on a recurring basis are as follows (dollars in thousands):

	As of and for the three months ended September 30, 2008
	Assets
	Subordinate MBS	Other subordinate securities	Total
Beginning balance—July 1, 2008	$43,508	$1,510	$45,018
Cumulative effect of adopting accounting pronouncement	—	—	—

Adjusted beginning balance	43,508	1,510	45,018
Total gains (losses):
Included in net income (or changes in net assets)	—	31	31
Included in other comprehensive income (loss)	—	—	—
Purchases, sales and principal reductions	(231)	—	(231)
Balance upon surrender of securities in settlement of indebtedness on August 9, 2008	(43,277)	—	(43,277)
Transfer into or out of Level 3 category	—	—	—

	$—	$1,541	$1,541

Total gains (losses) for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$—	$31	$31

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

	As of and for the nine months ended September 30, 2008
	Assets
	Subordinate MBS	Other subordinate securities	Total
Beginning balance—January 1, 2008	$82,695	$1,477	$84,172
Cumulative effect of adopting accounting pronouncement	—	—	—

Adjusted beginning balance	82,695	1,477	84,172
Total gains (losses):
Included in net income (or changes in net assets)	(38,126)	64	(38,062)
Included in other comprehensive income (loss)	—	—	—
Purchases, sales and principal reductions	(1,292)	—	(1,292)
Balance upon surrender of securities in settlement of indebtedness on August 9, 2008	(43,277)	—	(43,277)
Transfer into or out of Level 3 category	—	—	—

Ending balance	$—	$1,541	$1,541

Total gains (losses) for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$—	$64	$64

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

        The estimated fair value of all of the Company's assets and liabilities and off-balance sheet financial instruments are as follows (dollars in thousands):

	September 30, 2008		December 31, 2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash and cash equivalents	$642	$642	$7,257	$7,257
Accrued interest receivable	82	82	1,241	1,241
Mortgage loans:
Collateral for CMOs	5,085	4,831	6,182	6,118
Mortgage securities
Trading(1)	5,274	5,274	30,045	30,045
Available for sale(1)	—	—	82,695	82,695
Other subordinate security, available for sale(1)	1,541	1,541	1,477	1,477
Restricted cash	490	490	480	480
Equity investments in unconsolidated affiliates	175	—	1,509	—
Deferred financing costs	178	—	2,105	—
Prepaid expenses and other assets(2)	772	772	2,197	2,197

Total assets	$14,239	$13,632	$135,188	$131,510

Liabilities:
Repurchase Agreements—revolving term	$—	$—	$28,926	$28,926
Repurchase Agreements—fixed term	—	—	79,928	79,279
Note payable	1,100	1,100	—	—
CMO borrowing	3,143	2,986	4,035	3,916
Accounts payable, accrued expenses and other liabilities	2,059	2,059	5,954	5,954
Obligation assumed under assignment of lease in default by subtenant	993	958	—	—
Deferred interest payable on liability to subsidiary trusts	3,606	—	755	755
Liability to subsidiary trusts	41,239	5,650	41,239	5,731

Total liabilities	52,140	12,753	160,837	124,561
Net equity (deficit)	(37,901)	879	(25,649)	6,949

Total liabilities and net equity	$14,239	$13,632	$135,188	$131,510

(1)
The total amount of these assets or liabilities is measured in the consolidated financial statements at fair value on a recurring basis.

(2)
Approximately $9,000 and $15,000 of these assets as of September 30, 2008 and December 31, 2007, respectively, are measured in the consolidated financial statements at estimated fair value on a recurring basis.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

        For assets and liabilities measured in the consolidated financial statements on a historical cost basis, with estimated fair value shown in the above table for disclosure purposes only, the following methods and assumptions were used to estimate fair value:

        Cash and cash equivalents, accrued interest receivable, restricted cash, Repurchase Agreements-revolving term and accounts payable, note payable, accrued expenses and other liabilities—The fair value of these financial instruments is estimated to be their carrying value due to their high liquidity or short-term nature except for interest payable on subsidiary trusts liabilities as of September 30, 2008, as the preferred securities are valued based on the Exchange Agreements entered into with the holders thereof in connection with the merger that include interest payable.

        Mortgage loans—The fair value of these financial instruments is estimated based upon projected prices which could be obtained through investors considering interest rates, loan type and credit quality. Observable inputs for similar instruments with similar credit ratings are utilized in the estimation of fair value for these instruments and are considered Level 2 inputs.

        CMO borrowing—The fair value of these financial instruments is based upon estimates considering interest rates, underlying loan type, quality and discounted cash flow analysis based on prepayment and interest rate assumptions used in the market place for similar securities with similar credit ratings. Observable inputs for similar instruments with similar credit ratings are utilized in the estimation of fair value for these instruments and are considered Level 2 inputs.

        Obligation assumed under assignment of lease in default by subtenant—This liability represents the total of all rental payments remaining under the lease, and are discounted to a net present value assuming a discount rate of 4%, the approximate one-month LIBOR rate observed at September 30, 2008.

        Liability to subsidiary trusts—As of September 30, 2008, the fair value of these instruments is based upon Exchange Agreements with the holders of the preferred securities entered into in connection with the merger. (See Notes 11 and 14 to the Consolidated Financial Statements for additional information.) As of December 31, 2007, the fair value of these instruments is estimated on a discounted cash-flow model and comparison to select information for a sale of these securities between third parties in the fourth quarter of 2007. Significant valuation inputs are predominantly Level 3 inputs based upon the lack of comparable market information.

        Repurchase Agreements-fixed term—As of September 30, 2008, there were no outstanding Repurchase Agreements. As of December 31, 2007, the fair value of this debt instrument is determined through a discounted cash-flow model using the weighted average discount rate implicit in the estimated fair value of the Subordinate MBS portfolio at that date.

        Deferred financing costs—The fair value of these assets is estimated at zero as the related liabilities are reflected at fair value.

        Equity in unconsolidated affiliates—The fair value of these assets is estimated at zero. The investments in the trusts are 100% owned by the Company and the only assets of the trusts that represent the Company's equity are the excesses of the debt issued by the Company over the debt issued by the trusts themselves and some interest receivable on the equity interests. By presenting the liabilities to subsidiary trusts issuing preferred and capital securities at fair value, this represents that there are no assets in the subsidiary trusts with economic value for the investments. For financial statement purposes the impaired carry value of the equity investments was determined based on the

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

terms contained in the Exchange Agreements discussed in Note 14 to the Consolidated Financial Statements.

        Prepaid expenses and other assets—The fair value of these financial instruments is estimated to be their carrying value due to the economic value and short-term nature of these assets.

4. Earnings Per Share

        Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock that then shared in earnings and losses. Shares issued during the period and shares reacquired during the period are weighted for the period they were outstanding.

        The components of the computation of basic and diluted earnings (loss) per share are as follows (dollars in thousands, except share and per share data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Basic earnings (loss) per share:
Income (loss) from continuing operations (numerator)	$34,026	$(31,723)	$(12,283)	$(42,995)

Weighted-average common shares outstanding (denominator)	8,635,988	8,283,536	8,633,759	8,142,470

Basic earnings (loss) per share	$3.94	$(3.83)	$(1.42)	$(5.28)

Diluted earnings (loss) per share:
Income (loss) from continuing operations (numerator)	$34,026	$(31,723)	$(12,283)	$(42,995)

Weighted-average common shares outstanding (denominator)	8,635,988	8,283,536	8,633,759	8,142,470

Add: Incremental common shares from assumed conversion of stock options	—	—	—	—
Add: Incremental common shares for restricted stock	—	—	—	—

Diluted weighted-average common shares outstanding (denominator)	8,635,988	8,283,536	8,633,759	8,142,470

Diluted (loss) earnings per share	$3.94	$(3.83)	$(1.42)	$(5.28)

        The calculation of diluted earnings (loss) per share for the three months ended September 30, 2008, does not include 93,295 potential shares from the assumed conversion of out-of-the-money stock options and restricted stock. The calculation for diluted earnings (loss) per share for the nine months September 30, 2008, does not include 98,379 potential shares that were anti-dilutive. The calculation for diluted earnings (loss) per share for the three and nine months ended September 30, 2007, does not include 213,522 and 230,464, respectively, of potential shares that were anti-dilutive.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

5. Mortgage Loans

Mortgage Loans—Collateral for CMOs
(dollars in thousands)

	September 30, 2008			December 31, 2007
	Fixed Rate	Adjustable Rate	Total	Fixed Rate	Adjustable Rate	Total
Principal balance	$951	$4,359	$5,310	$1,260	$5,204	$6,464
Net (discount)	(18)	(82)	(100)	(22)	(92)	(114)
Loan loss allowance	(22)	(103)	(125)	(32)	(136)	(168)

Carrying value of mortgage loans	$911	$4,174	$5,085	$1,206	$4,976	$6,182

        The following table summarizes the activity in the loan loss allowance for mortgage loans securitized as collateral in outstanding CMOs (dollars in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Balance, beginning of period	$139	$198	$168	$274
Charge-offs	(3)	—	(5)	(4)
Mortgage loans paid in full	(11)	(14)	(38)	(86)

Balance, end of period	$125	$184	$125	$184

6. Mortgage and Other Subordinate Securities

Mortgage Securities Classified as Trading
(dollars in thousands)

	September 30, 2008			December 31, 2007
	Pledged	Not Pledged	Total	Pledged	Not Pledged	Total
Principal balance	$1,065	$4,139	$5,204	$29,556	$—	$29,556
Net premium	37	40	77	110	—	110

Amortized cost	1,102	4,179	5,281	29,666	—	29,666
Gross unrealized (loss) gain	(10)	(3)	(7)	379	—	379

Carrying value	$1,092	$4,182	$5,274	$30,045	$—	$30,045

        Mortgage securities classified as trading are whole-pool Fannie Mae and Freddie Mac mortgage-backed securities and consist solely of fixed rate securities.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Mortgage Securities Classified as Available for Sale
(dollars in thousands)

	September 30, 2008			December 31, 2007
	Pledged	Not Pledged	Total	Pledged	Not Pledged	Total
Principal balance	$—	$—	$—	$225,769	$—	$225,769
Net (discount) and valuation adjustment	—	—	—	(143,074)	—	(143,074)

Amortized cost	—	—	—	82,695	—	82,695
Gross unrealized gain	—	—	—	—	—	—
Gross unrealized loss	—	—	—	—	—	—

Carrying value	$—	$—	$—	$82,695	$—	$82,695

        As of December 31, 2007 the gross unrealized loss for the subordinate MBS were considered to be other-than-temporary impairments. These declines were due primarily to increased loss expectations, a decline in prepayment rate assumptions and an increase in discount rates. The turmoil in the industry has been exceptional with much greater than the normal cyclical swings. As a result, any recovery in the markets and the level of recovery cannot be predicted.

        On August 9, 2008, the Company surrendered the pledged securities to settle the indebtedness which the securities collateralized. See Note 8 to Consolidated Financial Statements for additional information.

Other Subordinate Security Classified as Available for Sale
(dollars in thousands)

	September 30, 2008			December 31, 2007
	Pledged	Not Pledged	Total	Pledged	Not Pledged	Total
Principal balance	$—	$3,812	$3,812	$—	$3,812	$3,812
Net (discount) and valuation adjustment	—	(2,271)	(2,271)	—	(2,335)	(2,335)

Amortized cost	—	1,541	1,541	—	1,477	1,477
Gross unrealized gain	—	—	—	—	—	—
Gross unrealized loss	—	—	—	—	—	—

Carrying value	$—	$1,541	$1,541	$—	$1,477	$1,477

        Other subordinate security consists of a single security backed by notes that are collateralized by manufactured housing. Approximately one-third of the notes include attached real estate, on which the manufactured housing is located, as additional collateral.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

All Mortgage and Other Subordinate Securities by Collateral Type
(dollars in thousands)

	Trading		Available for Sale
	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
Fixed-Rate Agency Mortgage-Backed Securities	$5,274	$30,045	$—	$—
Fixed-Rate Subordinate Mortgage Backed Securities	—	—	—	20,185
Fixed-Rate Other Subordinate Security	—	—	1,541	1,477
Adjustable-Rate Subordinate Mortgage Backed Securities	—	—	—	62,510

	$5,274	$30,045	$1,541	$84,172

7. Other Assets

        The following is a breakdown of other assets (dollars in thousands):

	September 30, 2008	December 31, 2007
Prepaid expenses and other assets	$1,262	$2,677
Deferred financing cost	178	2,105

	$1,440	$4,782

        Deferred financing costs of $.6 million associated with repurchase indebtedness at December 31, 2007, was amortized to the debt maturity of August 9, 2008. Deferred financing costs of $.7 million related to the Company's liability to subsidiary trusts were removed from assets and charged to income during the three months ended September 30, 2008, because of the Company's expected inability to pay the obligations when due. Additional deferred financing costs of $.6 million were charged to income as the related debt facilities were terminated prematurely by mutual agreement or payoff.

8. Repurchase Agreements and Note Payable

        Information pertaining to individual repurchase agreement lenders is as follows (dollars in thousands):

Repurchase Agreements

Lender	December 31, 2007 Balance	Net Change	September 30, 2008 Balance	Carrying Value of Underlying Collateral
Lender A	$—	$—	$—	$—
Lender B	500	(500)	—	—
Lender C	28,426	(28,426)	—	—
Lender D	79,928	$(79,928)	—	—

Total repurchase agreements	$108,854	$(108,854)	$—	$—

Note Payable	$—	$1,100	$1,100	$1,092

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

        Through August 2008, the weighted-average borrowing rate on the Company's Repurchase Agreements for its Subordinate MBS portfolio was 21.11%.

  Lender A

        On June 22, 2006, the Company entered into a master repurchase agreement with Lender A for up to $200 million. The Company established this facility primarily for financing the purchase of prime residential whole mortgage loans. As a condition of the facility, the Company was required to maintain certain financial covenants. As of December 31, 2007, the Company was in violation of certain of these covenants and, as a result, was unable to borrow under this facility. In March 2008, the Company entered into a Termination Agreement with the lending institution, without the declaration of any defaults under the facility. Pursuant to the terms of the Termination Agreement, the parties mutually agreed to voluntarily terminate the facility at no further costs to the Company other than certain minor document preparation costs. There were no borrowings under the facility at termination.

  Lender B

        The Company had a committed line of credit with Lender B for up to $20 million. This facility was structured primarily for financing Subordinate MBS. As a condition of the facility, the Company was required to maintain certain financial covenants. As of December 31, 2007, the Company was in violation of certain of these covenants. In March 2008, without declaring an event of default, the Company verbally agreed with the lender to repay the total outstanding principal on the line of approximately $480,000 on the next roll date. The line of credit was paid in full on April 10, 2008.

  Lender C

        The Company had a thirty-day revolving repurchase agreement with Lender C in the amount of $28.4 million to finance agency securities classified as trading. This balance was paid in the first quarter of 2008, with the proceeds from the sale of the collateral, in order to reduce short term financing.

  Lender D

        On August 10, 2007, the Company entered into a Master Repurchase Agreement and related Annex I thereto (as amended on October 3, 2007 and November 13, 2007) with RCG PB, Ltd, an affiliate of Ramius Capital Group, LLC (Lender D), in connection with a repurchase transaction with respect to its portfolio of subordinate mortgage-backed securities (the "Repurchase Transaction"). The purchase price of the securities in the Repurchase Transaction was $80,932,928. The fixed term of the Repurchase Transaction is one (1) year, expiring on August 9, 2008, and contains no margin or call features. The Repurchase Transaction replaced substantially all of the Company's outstanding Repurchase Agreements, both committed and non-committed, which previously financed the Company's subordinate mortgage-backed securities.

        Pursuant to the Repurchase Transaction, the Company pays interest monthly at the annual rate of approximately 12%. Other consideration includes all principal payments received on the underlying mortgage securities during the term of the Repurchase Transaction, a premium payment at the termination of the Repurchase Transaction and the issuance of 600,000 shares of the Company's common stock (equal to approximately 7.4% of the Company's outstanding equity).

        Per the terms of the Repurchase Transaction, the repurchase price for the securities on the repurchase date of August 9, 2008, assuming no event of default has occurred prior thereto, shall be an amount equal to the excess of (A) the sum of (i) the original purchase price of $80,932,928, (ii) $9,720,000, and (iii) $4,000,000 over (B) the excess of (i) all interest collections actually received by

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Ramius on the purchased securities, net of any applicable U.S. federal income tax withholding tax imposed on such interest collections, since August 10, 2007, over (ii) the sum of the "Monthly Additional Purchase Price Payments" (as defined below) paid by Ramius to the Company since August 10, 2007. The "Monthly Additional Purchase Price Payment" means, for each "Monthly Additional Purchase Price Payment Date", which is the second Business day following the 25th calendar day of each month prior to the Repurchase Date, an amount equal to the excess of (A) all interest collections actually received by Ramius on the purchased securities, net of any applicable U.S. federal income tax withholding tax imposed on such interest collections, since the preceding Monthly Additional Purchase Price Payment Date (or in the case of the first Monthly Additional Purchase Price Payment Date, August 10, 2007) over (B) $810,000. If the Company did not pay the obligation, Ramius had the right to retain the pledged securities in settlement of the debt. However, there was no further recourse against the Company.

        On August 6, 2008, the Company notified Ramius of the Company's election to pay, under the terms of the Repurchase Transaction, all of the Repurchase Price due to Ramius on August 9, 2008, in kind and not with cash. Accordingly, the Company surrendered to Ramius, effective August 9, 2008, its entire portfolio of subordinate mortgage-backed securities, which collateralized the debt, in satisfaction of its outstanding obligations under the Repurchase Agreement.

Summary of Ramius Debt Retirement on August 9, 2008
(dollars in thousands)

Carrying value of Subordinate MBS surrendered to Ramius, which approximates fair value	$43,277
Carrying value of net liability settled by surrender of Subordinate MBS:
Ramius Repurchase Agreement payable	84,931
Interest Receivable on Subordinate MBS—lost in surrender	(1,253)
Balance Sheet accounts—primarily unamortized estimated principal payments	528

Net liability settled by Surrender of Subordinate MBS	84,206

Net Gain Realized on Surrender of Subordinate MBS to Ramius	$40,929

  Note Payable

        On September 26, 2008 the Company entered into a loan and security agreement with Spinco (the "Loan and Security Agreement"). The Loan and Security Agreement enables the Company to borrow up to $5 million to purchase qualified assets. The securities purchased pursuant to the agreement are held in a collateral account securing the Company's obligation to Spinco. This facility will allow the Company to acquire Agency MBS for maintenance of its compliance with certain exemptions under the Investment Company Act of 1940 (the "40 Act"). See Note 14 to Consolidated Financial Statements for additional information.

9. Derivative Instruments

        Interest rate caps are used to economically hedge the changes in interest rates of the Company's repurchase borrowings.

        As of September 30, 2008, the fair value of the Company's interest rate caps was below one-thousand dollars. The Company's interest rate cap positions consist of two contracts. One with a notional amount of $40 million, a strike rate of 6.25%, indexed to the one-month LIBOR (London Interbank Offered Rate), and expires April 1, 2009. Another with a notional amount of $20 million, a strike rate of 6.00%, indexed to the one-month LIBOR, and expires November 17, 2008.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

        Forward contracts are used to economically hedge the Company's asset position in Agency MBS when risk is considered sufficiently substantial to warrant them. The Company had no forward sales contracts outstanding as of September 30, 2008.

Components of Income From Freestanding Derivatives
(dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Mark to market and settlements on forward contracts	$—	$(625)	$(98)	$1,691
Mark to market on interest rate caps	—	(8)	—	(23)

Net gain on freestanding derivatives	$—	$(633)	$(98)	$1,668

10. Income Taxes

        Taxable income (loss) for the nine months ended September 30, 2008 is approximately $(87.9) million. Taxable income (loss) differs from net income because of timing differences (refers to the period in which elements of net income can be included in taxable income) and permanent differences (refers to an element of net income that must be included or excluded from taxable income).

        The following table reconciles net income to estimated taxable income (loss) for the six months ended September 30, 2008 (dollars in thousands):

Net income (loss)	$(12,283)
Add (deduct) differences:
Valuation adjustments, including mark to market adjustments	42,086
Sale of mortgage securities	43
Mark to market of freestanding derivatives	(150)
Net income in subsidiaries not consolidated for tax purposes	68
Interest income and expense adjustments for the sale of securities to Ramius	(1,078)
Reversal of book gain on surrender/sale of securities to Ramius	(40,929)
Reversal of accrued expenses not deductible for tax	(1,618)
Other	801

Estimated taxable income (loss) before capital loss	(13,146)
Tax loss on sale/surrender of securities to Ramius—Capital Loss	(74,729)

Estimated taxable income (loss)	$(87,875)

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

11. Liability to Subsidiary Trusts Issuing Preferred Securities

        The Company issued trust preferred securities of trusts for which it owns all of the outstanding common stock. In exchange for the proceeds of the sale of trust securities, the Company issued junior subordinated debt to the trusts. The junior subordinated debt represents all of the trusts' assets and the terms of the junior subordinated debt are substantially the same as the terms of the trust securities. The interest rate of the trust securities is fixed during the first five years.

        The following is a summary of trust preferred securities outstanding as of September 30, 2008:

	HST-I	HST-II
Trust preferred securities outstanding	$20 million	$20 million
Interest rate as of September 30, 2008	8.51%	9.209%
Redemption period, at Hanover's option	After March 30, 2010	After July 30, 2010
Maturity date	March 30, 2035	July 30, 2035
Date issued	March 2005	November 2005

        The Company deferred the payment of interest on the HST-I junior subordinated notes for the quarters ended December 31, 2007, March 31, 2008, June 30, 2008 and September 30, 2008, respectively. The Company has now deferred the payment of interest for four consecutive quarters, with all deferred interest payments being due on December 31, 2008 subject to the Exchange Agreements described below.

        The Company deferred the payment of interest on the HST-II junior subordinated notes for the quarters ended January 31, 2008, April 30, 2008, July 31, 2008 and October 30, 2008, respectively. The Company has now deferred the payment of interest for four consecutive quarters, with all deferred interest payments being due on January 31, 2009 subject to the Exchange Agreements described below.

Equity Investment in Subsidiary Trusts

        Under the provisions of the FASB issued revision to FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," the Company determined that the holders of the trust preferred and capital securities were the primary beneficiaries of the subsidiary trusts. As a result, the Company cannot consolidate the subsidiary trusts and has reflected the obligation to the subsidiary trusts under the caption "liability to subsidiary trusts issuing preferred and capital securities" and accounts for the wholly-owned investment in the common stock of the subsidiary trusts under the equity method of accounting.

        The equity investment in the subsidiary trust is presented on the balance sheet under "equity investments in unconsolidated affiliates." The carry value of the equity investment has been, until September 30, 2008, the face amount of debt (junior subordinated notes) issued by HCM to its two subsidiary trusts in excess of the trust preferred securities by such trusts issued to third parties, as HCM has been in compliance with all of the terms of the trust preferred securities and junior subordinated notes. The trust preferred securities have been held by third parties with no active market. For financial statement purposes, because of the compliant status of the junior subordinated debt, the carry value of the equity investment was not considered other than temporarily impaired until September 30, 2008 when, at such date, HCM entered into Exchange Agreements with the holders of its trust preferred securities which established a definitive basis for a value of the trust preferred securities.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

        Impairment in the carry value of the investment has been recognized in earnings in September 2008. The value of the investments was determined based on the terms contained in the Exchange Agreements discussed below and in Note 14 to the Consolidated Financial Statements.

Exchange Agreements

        Pursuant to the Merger Agreement discussed in Note 14 to the Consolidated Financial Statements, the Company has entered into Exchange Agreements with each of the holders of the Company's outstanding preferred securities to acquire (and subsequently cancel) the outstanding trust preferred securities of HST-I, currently held by Taberna, and the trust preferred securities of HST-II currently held by the Amster Parties.

        HST-I—Taberna—the Company will pay Taberna $2.25 million in cash, $250,000 of which was paid to Taberna upon the signing of the Taberna Exchange Agreement and the remainder of which will be paid upon the closing of the merger. Taberna will also be reimbursed for its counsel fees up to $15,000 in the aggregate. Included in the Taberna Exchange Agreement is an agreement by Taberna to forbear from making any claims against the Company arising out of or in connection with the various transaction agreements related to the trust preferred securities (including any events of default).

        HST-II—Amster Parties—the Company will pay the Amster Parties $750,000 and 6,762,793 shares of Company common stock. The common stock payable to the Amster Parties will be issued and the cash payment will be made immediately prior to the effective time of the merger. Included in the Amster Exchange Agreement is a mutual release by both parties with respect to their respective obligations under the various transactions agreements related to the trust preferred securities (including any events of default).

        If closing under the Merger Agreement does not occur, then the closing of the Exchange Agreements will not occur, and the Company will be required to pay the outstanding interest due to the trusts.

        If the merger is completed, the trust securities issued by the trusts will be retired in accordance with the terms of the Exchange Agreements, and the related junior subordinated debt securities of the Company will be retired at the same time.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

        Under the terms of the Exchange Agreements had the parties retired the trust securities as of September 30, 2008, the Company would have recognized a gain as follows:

Estimated Gain Upon Early Retirement
of Trust Preferred Securities
as of September 30, 2008
Proforma
(dollars in thousands)

Proceeds to retire trust preferred securities and, in turn, the Company's junior subordinated debt issued to the trust:
Cash to be tendered	$3,000
Value of shares issued to security holder based on initial merger exchange values	2,650
Book value of Company issued junior subordinated debt carried as Investment in affiliates	175

Total value of proceeds to be applied to retirement	5,825
Par value of all outstanding junior subordinated debt issued to support trust preferred shares	41,239
Deferred interest payable—to be forgiven	3,606

Value of obligations to be retired	44,845

Net gain estimated on early retirement of trust preferred securities	$39,020

        The gain for tax purposes, since the Company has deficit equity, will generally be, the excess of the net gain over the financial statements deficit equity of the Company just prior to the retirement of the subordinated debt.

        The Company expects the deficit financial statement equity of the Company just prior to retirement of the debt securities to completely offset the net gain thereby resulting in no taxable gain. The net gain will be required to be attributed to tax attributes, primarily the Company's capital loss carryover, expected to be in excess of $74 million.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

12. Supplemental Disclosures for Statements of Cash Flows (dollars in thousands)

	Nine Months Ended September 30,
	2008	2007
Supplemental disclosures of cash flow information
Cash paid during the period for:
Income taxes	$—	$—

Interest(1)	$9,103	$11,793

Common stock issuance of 600,000 shares recorded as liability and debt discount	$—	$1,218

Estimated principal reductions on Subordinate MBS recorded as liability and debt discount	$2,255	$2,980

Principal reductions on Subordinate MBS applied to liability recorded in connection with debt discount	$1,292	$167

    (1)
    Amounts do not include cash payments for debt issuance costs

13. Commitments and Contingencies

Warehouse Facility

        On August 28, 2006, the Company entered into a warehouse agreement for up to a $125 million warehouse facility. The warehouse facility was established to acquire a diversified portfolio of mezzanine level, investment grade, asset-backed securities, and certain other investments and assets in anticipation of the possible formation and issuance of a collateralized debt obligation. Prior to December 31, 2007, the Company sold five investment grade securities into the warehousing facility with total sales proceeds of $5.7 million. Due to the turmoil in the mortgage industry during 2007 and the lack of excess available funds, the Company determined it was doubtful the Company could successfully issue the collateralized debt obligation in the short-term. The Company determined it may be liable for any losses incurred by the counterparty in connection with closing the warehouse facility and selling these securities and, therefore, recorded a reserve in 2007 in the amount of $1.6 million for the estimated potential cost of closing this facility.

        In 2008, the Company was notified by the counterparty of its intention to terminate the warehousing facility at no cost to the Company. As a result, the Company reversed the entire $1.6 million reserve for the estimated potential cost of closing this facility in the first quarter of 2008.

14. Contemplated Merger

Overview

        On September 26, 2008, the Company entered into the Loan and Security Agreement with Spinco, and on September 30, 2008 it entered into (i) the Merger Agreement which was amended and restated on October 28, 2008 with Walter and Spinco, (ii) the Taberna Exchange Agreement, (iii) the Amster Exchange Agreement, (iv) a voting agreement (the "Voting Agreement") with Walter, Spinco, Mr. John Burchett, Ms. Irma Tavares and the Amster Parties, (v) a software license agreement (the "License Agreement") with Spinco and (vi) a Third Amendment to Stockholder Protection Rights Agreement

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(the "Rights Plan Amendment") with Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company, N.A.), as successor rights agent ("Computershare"), amending the Company's Stockholder Protection Rights Agreement, dated as of April 11, 2000, as amended by the First Amendment to Stockholder Protection Rights Agreement, dated September 26, 2001, and the Second Amendment to Stockholder Protection Rights Agreement, dated June 10, 2002 (the "Rights Plan"). These agreements were entered into in connection with the contemplated separation of Walter's financing segment, including certain related insurance businesses (the "Walter Financing business"), which currently is directly owned by Spinco, from Walter through a series of transactions culminating in a distribution (the "Distribution") of the limited liability interests in Spinco to a third party exchange agent on behalf of Walter's stockholders (the "Spin-off "), and the subsequent merger of Spinco into the Company, with the Company continuing as the surviving corporation. Immediately prior to the merger, the Company will consummate exchange transactions with each of Taberna and the Amster Parties pursuant to the Exchange Agreements.

Merger Agreement

        Pursuant to the merger and subject to certain adjustments, Walter stockholders and certain holders of options to acquire limited liability company interests in Spinco will collectively own approximately 98.5%, and the Company's stockholders will collectively own approximately 1.5% of the outstanding shares of common stock of the surviving corporation on a fully-diluted basis. In the merger, every 50 shares of the Company's common stock outstanding immediately prior to the effective time of the merger will be combined into one share of the Surviving Corporation's common stock. Upon the completion of the merger, each outstanding option to acquire shares of the Company's common stock and each other outstanding incentive award denominated in or related to the Company's common stock, whether or not exercisable, will be converted into an option to acquire shares of or an incentive award denominated in or related to the surviving corporation's common stock, in each case appropriately adjusted to reflect the exchange ratio and will, as a result of the merger, become vested or exercisable. The Board of Directors of the Company has unanimously approved the merger, on the terms and conditions set forth in the Merger Agreement.

        The Merger Agreement provides that in connection with the merger the surviving corporation will be renamed "Walter Investment Management Corp." Following the merger, the Board of Directors of the surviving corporation will be comprised of seven directors divided into three classes, with six directors designated by Spinco and one director designated by the Company, who is currently expected to be John Burchett, its current President and Chief Executive Officer. Following the merger, Mark J. O'Brien, current Chief Executive Officer of Spinco, will become Chairman and Chief Executive Officer of the surviving corporation and Charles E. Cauthen, currently President of Walter Mortgage Company, will become the surviving corporation's President and Chief Operating Officer. Mr. John Burchett and Ms. Irma Tavares, the Company's current Chief Operating Officer, will each serve in a senior management capacity at the surviving corporation or one or more of its subsidiaries with an initial focus on generating fee income through HCP-2, the Company's principal taxable REIT subsidiary.

        The Merger Agreement contains customary representations, warranties and covenants made by the parties, including, among others, covenants (i) to conduct their respective businesses in the ordinary course consistent with past practice during the period between the execution and delivery of the Merger Agreement and the consummation of the merger and (ii) not to engage in certain kinds of transactions during such period.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

        Consummation of the merger is subject to customary closing conditions, including the absence of certain legal impediments to the consummation of the merger, the approval of the merger, the Merger Agreement and certain other transactions by the Company's stockholders, the effectiveness of certain filings with the SEC, the continued qualification of the Company as a REIT, the receipt of rulings on the transactions and other matters from the Internal Revenue Service, the receipt of certain tax opinions and opinions related to the 40 Act, the consummation of the Exchange Agreements, the Distribution, and the amendment and restatement of the Company's charter and by-laws as specified in the Merger Agreement. The Merger Agreement and the merger and related transactions do not require the approval of Walter's stockholders. The Merger Agreement contains certain termination rights and provides that, upon the termination of the Merger Agreement under specified circumstances, Walter or the Company, as the case may be, could be required to pay to the other party a termination fee in the amount of $3 million or $2 million, respectively.

        On October 28, 2008, the Company, Walter and Spinco amended and restated the Merger Agreement to simplify and clarify the formula used to determine the number of shares of surviving corporation common stock to be issued in the merger. This modification will not change the relative post-merger ownership of the surviving corporation by holders of equity interests in the Company and Spinco, respectively, and, therefore, it will continue to be the case that, as a result of the merger, and subject to certain adjustments, immediately after the effective time of the merger, holders of common stock of Walter on the record date for the spin-off (by virtue of their ownership of limited liability company interests in Spinco after the spin-off) and certain holders of options to acquire limited liability company interests in Spinco will collectively own 98.5%, and the Company's stockholders will collectively own 1.5% of the shares of common stock of the surviving corporation outstanding or reserved for issuance in settlement of restricted stock units of the surviving corporation. It will also continue to be the case that, in the merger, every 50 shares of the Company's common stock outstanding immediately prior to the effective time of the merger will be combined into one share of surviving corporation common stock.

        In addition, the amended and restated Merger Agreement clarifies that Walter will bear the cost of filing and other fees payable to the SEC in respect of the registration statement on Form S-4 of the Company and the proxy statement/prospectus included therein that has been prepared and filed with the SEC, as well as the fees and expenses of any financial printer engaged in the preparation, printing, filing and mailing of the registration statement and proxy statement/prospectus, distributed to the holders of the Company's common stock on the record date for the special meeting of its stockholders to be held in connection with the merger and to the holders of Walter common stock on the record date for the spin-off. Except as indicated above, the terms and provisions of the original merger agreement remain the same.

Loan Agreement

        In order to ensure that the Company will have access to sufficient capital to acquire assets required to maintain its status as a REIT and not become an "investment company" under the 40 Act, Spinco and the Company entered into the Loan Agreement, pursuant to which Spinco has made available to the Company a revolving credit facility in an aggregate amount not to exceed $5 million, with each loan drawn under the facility bearing interest at a rate per annum equal to the 3 Month LIBOR as published in the Wall Street Journal for the Business Day previous to the date the request for such Loan is made plus 0.50%. Interest is computed on the basis of a year of 360 days, and in each case will be payable for the actual number of days elapsed (including the first day but excluding the last

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

day). The Company may use the proceeds of loans made pursuant to the Loan Agreement to acquire mortgage backed securities with prime loan collateral rated AAA which have been guaranteed by certain government sponsored entities, or to acquire certain other securities issued or guaranteed as to principal or interest by the United States or persons controlled or supervised by and acting as an instrumentality of the government of the United States. The facility is secured by a collateral account maintained pursuant to a related securities account control agreement (the "Control Agreement "), entered into by the Company, Spinco and Regions Bank as Securities Intermediary, into which all of the assets purchased by the Company with the proceeds of the loan will be deposited. The maturity of the loan is the earliest to occur of (i) February 15, 2009, (ii) the date upon which Spinco demands repayment and (iii) the Company's bankruptcy or liquidation. On September 26, 2008, and on October 30, 2008, the Company borrowed $1.1 million and $1.2 million, respectively, from Spinco pursuant to this line of credit.

Exchange Agreements

        Taberna and the Amster Parties currently hold all of the outstanding trust preferred securities of Hanover Statutory Trust I ("HST-I") and Hanover Statutory Trust II ("HST-II"), respectively, each in principal amounts of $20 million. HST-I holds all of the unsecured junior subordinated deferrable interest notes due 2035 issued by the Company in March 2005 (the "HST-I Debt Securities"), and HST-II holds all of the fixed/floating rate junior subordinated debt securities due 2035 issued by the Company in November 2005 (the "HST-II Debt Securities"). The Company has entered into the Exchange Agreements with each of Taberna and the Amster Parties to acquire (and subsequently cancel) these trust preferred securities.

        Pursuant to the Taberna Exchange Agreement, as consideration for all of the outstanding trust preferred securities of HST-I, currently held by Taberna, the Company will pay Taberna $2.25 million in cash, $250,000 of which was paid to Taberna upon the signing of the Taberna Exchange Agreement and the remainder of which will be paid upon the closing of the merger. Taberna will also be reimbursed by the Company for its counsel fees up to $15,000 in the aggregate. Pursuant to the Amster Exchange Agreement, the Amster Parties have agreed to exchange their trust preferred securities in HST-II for 6,762,793 shares of the Company's common stock and a cash payment of $750,000. The Company's common stock payable to the Amster Parties will be issued and the cash payment will be made immediately prior to the effective time of the merger.

        Included in the Amster Exchange Agreement is a mutual release by both parties with respect to their respective obligations under the various transactions agreements related to the trust preferred securities.

        Included in the Taberna Exchange Agreement is an agreement by Taberna to forbear from making any claims against the Company arising out of or in connection with the various transaction agreements related to the trust preferred securities (including any events of default), until the earlier of (i) the termination of the Taberna Exchange Agreement or (ii) the date upon which the Company becomes subject to any bankruptcy or insolvency proceedings. Upon the closing of the Taberna Exchange Agreement, each of Taberna and the Company will execute a standalone mutual release, effective as of the closing of the exchange transaction, with respect to their respective obligations under the various transactions agreements related to the trust preferred securities. The forms of Taberna's and the Amster Parties' releases are substantially identical.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Voting Agreement

        Simultaneously with the execution and delivery of the Merger Agreement, the Company, Walter, Spinco, Mr. John Burchett, Ms. Irma Tavares and the Amster Parties entered into a Voting Agreement, pursuant to which each of Mr. Burchett, Ms. Tavares and the Amster Parties is required to, among other things, vote their shares of the Company's common stock in favor of the Merger Agreement and related transactions at any meeting of the Company's stockholders.

Software License Agreement

        Simultaneously with the execution and delivery of the Merger Agreement, the Company and Spinco have entered into a License Agreement, pursuant to which the Company has granted to Spinco and its affiliates a perpetual, non-exclusive and non-transferable (except to affiliates or in a merger, change of control or asset sale) license to use, exploit and modify certain described software, systems and related items primarily related to asset portfolio management and analysis. As consideration for the license (a) if the merger is not consummated on or prior to December 31, 2008, but the Merger Agreement has not yet been terminated, Spinco must pay a fee of $1 million for the license or (b) if the Merger Agreement terminates prior to December 31, 2008 and a termination fee has been paid, no further fees are due.

Amendment to Rights Plan

        Concurrent with the execution and delivery of the Merger Agreement, the Company and Computershare entered into the Rights Plan Amendment, to permit the Amster Parties' acquisition of the Company's common stock pursuant to the Amster Exchange Agreement and the completion of the merger and the other transactions contemplated by the Merger Agreement without triggering the separation or exercise of the stockholder rights or any other adverse event under the Rights Plan. In particular, as a result of the Rights Plan Amendment, none of Walter, Spinco or any of their respective affiliates or associates will be an Acquiring Person (as defined in the Rights Plan) to the extent that either becomes the beneficial owner of 10% or more of the Company's common stock solely as a result of the transactions contemplated by the Merger Agreement, and none of the Amster Parties will be an Acquiring Person during the period commencing on the issuance of the Company's common stock pursuant to the Amster Exchange Agreement and ending on the earlier of (i) the effective time of the merger and (ii) the termination of the Merger Agreement in accordance with its terms. If any Amster Party would otherwise become an Acquiring Person as a result of the issuance of the Company's common stock pursuant to the Amster Exchange Agreement and the termination of the Merger Agreement in accordance with its terms, that Amster Party will not become an Acquiring Person upon termination of the Merger Agreement to the extent that the Amster Party promptly enters into an irrevocable commitment with the Company to divest, and thereafter promptly divests (without exercising or retaining any power, including voting power (except in accordance with any Voting Agreement), with respect to such shares), itself of sufficient shares of the Company's common stock (or securities convertible into, exchangeable into or exercisable for the Company's common stock) so that such Amster Party ceases to be the beneficial owner of 10% or more of the outstanding shares of the Company's common stock.

        In addition, the Rights Plan Amendment makes certain adjustments to the Rights Plan to ensure that the surviving corporation will have sufficient securities to satisfy its obligations under the Rights Plan in the event that the preferred stock purchase rights issued pursuant to the Rights Plan become exercisable at any time after the merger. In particular, the Rights Plan Amendment decreases the

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

fraction of a share of the Company's Participating Preferred Stock for which the preferred stock purchase rights issued pursuant to the Rights Plan are exercisable from one hundredth of a share of the Company's Participating Preferred Stock to one ten-thousandth of a share of the Company's Participating Preferred Stock. The Rights Plan Amendment also modifies the terms of the Company's Participating Preferred Stock such that one ten-thousandth of a share of the Company's Participating Preferred Stock has voting rights and economic rights that are equivalent to the voting rights and economic rights of one one-hundredth of a share of the Company's Participating Preferred Stock before the Rights Plan Amendment became effective.

        The foregoing descriptions of the merger and the Merger Agreement, the Loan Agreement, the Control Agreement, the Exchange Agreements, the Voting Agreement, the License Agreement, the Rights Plan Amendment and the transactions contemplated thereby, do not purport to be complete and are qualified in their entirety by the terms and conditions of the Merger Agreement, the Loan Agreement, the Exchange Agreements, the Voting Agreement, the License Agreement and the Rights Plan Amendment, which have been previously filed as Exhibits 2.2, 2.3, 2.4, 2.5, 2.6, 2.7, 2.8 and 10.33.3 to the Company's Form 8-K, as filed with the SEC on October 1, 2008, and as Exhibit 2.1 to the Company's Form 8-K, as filed with the SEC on October 28, 2008, respectively, thereto, and incorporated into this report by reference.

Retention Agreements and Revised Employment Agreements

        In connection with the merger with Spinco, on September 26, 2008, the Board of Directors of the Company approved, and on September 30, 2008, the Company entered into, (i) amendments to existing retention agreements (the "Retention Agreements") with three named executive officers of the Company, (ii) amended employment agreements with two additional named executive officers of the Company (the "Revised Employment Agreements") and (iii) amendments to existing retention agreements with two members of its management team.

        A description of these Retention Agreements and Revised Employment Agreements between the Company and the named executive officers is as follows:

Retention Agreements

        The Company has entered into amendments to existing retention agreements with Harold McElraft, its current Chief Financial Officer and Treasurer, Suzette Berrios, its current Vice President and General Counsel, and James Strickler, its current Managing Director. Retention of these employees of the Company has been determined by Walter's management to be desirable for a smooth transition following the merger. These Retention Agreements require such employees to remain with the Company through a specified date in order to qualify for retention payments thereunder. For Mr. Strickler, such date is December 31, 2009 (and the retention payment he will receive is $75,000). For Ms. Berrios and Mr. McElraft, such date is May 31, 2009 (and the retention payments they will receive are $39,320 and $55,564, respectively).

        In addition, the Retention Agreements provide that the above-named employees are entitled to severance payments representing a percentage of their annual salary upon the occurrence of certain triggering events: Messrs. McElraft and Strickler and Ms. Berrios are entitled to severance payments that are a certain percentage of their annual salary upon the occurrence of: (i) a termination without cause, (ii) significant adverse action within 90 days following a change of control, or (iii) upon the expiration of the term of the agreement (except Mr. Strickler), each as defined in their retention and/or severance agreements; provided, however, Ms. Berrios and Mr. McElraft are entitled to receive

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

their severance payments in connection with a termination under clause (iii) above upon their termination of employment for any reason following the expiration of the term of the agreement, rather than at the time of the expiration of the agreement.

Employment Agreements

        The Company and each of Mr. John Burchett, its current President and Chief Executive Officer, and Ms. Irma Tavares, its current Chief Operating Officer, entered into the Revised Employment Agreements which provide that Mr. Burchett's and Ms. Tavares's duties and responsibilities following the merger will be to assist the Company and Spinco in the post-merger integration process. In addition the Revised Employment Agreements provide that if the merger does not occur, the prior employment agreements of Mr. Burchett and Ms. Tavares will remain in effect, and the Revised Employment Agreements will be null and void. The Revised Employment Agreements eliminate the one-year "Non-Competition" covenants in the prior employment agreements of Mr. Burchett and Ms. Tavares. The Revised Employment Agreements also extend the period (from 90 days following a Change in Control to twelve months following a Change in Control) during which the applicable employee may terminate employment following a Change in Control due to the occurrence of a Significant Adverse Action and remain entitled to receive the severance benefits as provided in the prior employment agreements.

15. Subsequent Events

Interest Payment Deferral

        In October 2008, the Company notified the trustee of HST-II of its intention to defer the payment of interest on the junior subordinated notes for the quarter ended October 30, 2008. The Company has now deferred the payment of interest for four consecutive quarters, with all deferred interest payments being due on January 31, 2009. See Note 11 to the Consolidated Financial Statements for additional information.

Liability incurred by Default of Subtenant

        In January 2007, the Company sold, pursuant to the terms of an Asset Purchase Agreement, to Terwin Acquisition I, LLC ("Buyer") certain assets of its wholly-owned subsidiary HCP-2. As part of that transaction, HCP-2 and the Buyer entered into a Consent to Assignment ("the Assignment") whereby Buyer assumed all of HCP-2's obligations under a Lease Agreement dated March 1, 1994. Pursuant to the Assignment, HCP-2 remains liable for the remaining lease obligations in the event that Buyer does not pay. As a further component of the transaction, Terwin Holdings, LLC ("Terwin"), the parent company of Buyer, guaranteed Buyer's payment obligations under the lease.

        The lease, which expires October 31, 2010, provides for a monthly rental of $32,028. Should the Buyer fail to make the rental payments under the lease, and Terwin not honor its guarantee, the remaining rental obligations under the lease would become an obligation of the Company. The estimated remaining rental obligations under the lease plus past due rents for the period October 1, 2008 through lease expiration, is approximately $1.0 million, which includes the monthly rental payment and estimated common area charges.

        On November 3, 2008, the Company received notice that the Buyer has not honored the lease payments and, therefore, the landlord is seeking payment from the Company. For the period ended September 30, 2008, the Company accrued a liability for the obligations under the defaulted sub-lease of approximately $1.0 million. The Company expects to bring this obligation under the lease current and work with the landlord to find new tenant(s). The Company also intends, and has retained counsel, to pursue any and all available legal remedies against Terwin, as guarantor, to honor its obligations. Receipts from future subtenants, if any, will reduce the Company's payment amount under the liability.

 Annex A

         SECOND AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER
DATED AS OF FEBRUARY 6, 2009,
AMONG
WALTER INDUSTRIES, INC.,
JWH HOLDING COMPANY, LLC,
WALTER INVESTMENT MANAGEMENT LLC
AND
HANOVER CAPITAL MORTGAGE HOLDINGS, INC.

Annex A-1

Annex A-2

Annex A-3

EXHIBITS:

Exhibit A	Amended and Restated Bylaws of Hanover
Exhibit B	Articles of Amendment and Restatement of Hanover
Exhibit C	Form of Sonnenschein Nath & Rosenthal LLP Tax Opinion
Exhibit D	Form of Officer's Certificate for Tax Opinion
Exhibit E	Form of Sonnenschein Nath & Rosenthal LLP 40 Act Opinion
Exhibit F	Form of 2009 Long-Term Incentive Award Plan of Hanover

Annex A-4

 SECOND AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

        THIS SECOND AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of February 6, 2009, is among Walter Industries, Inc., a Delaware corporation ("Walter"), JWH Holding Company, LLC, a Delaware limited liability company wholly-owned by Walter ("JWHHC"), Walter Investment Management LLC, a Delaware limited liability company wholly-owned by Walter ("Spinco"), and Hanover Capital Mortgage Holdings, Inc., a Maryland corporation ("Hanover") (Walter, JWHHC, Spinco and Hanover, collectively, the "Parties" and each a "Party").

        WHEREAS, on September 30, 2008, Walter, JWHHC and Hanover entered into an Agreement and Plan of Merger (the "Original Merger Agreement"), which was subsequently amended and restated pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of October 28, 2008 (the "Amended and Restated Merger Agreement"), by and among Walter, JWHHC and Hanover;

        WHEREAS, the parties to this Agreement wish to amend and restate the Amended and Restated Merger Agreement, as provided herein;

        WHEREAS, prior to the Distribution (as defined herein), Walter, JWHHC and Spinco shall effect the Asset Transfer (as defined herein);

        WHEREAS, prior to the Effective Time on the Closing Date, Walter shall distribute all of the issued and outstanding limited liability company interests in Spinco (the "Spinco Interests") on a pro rata basis (the "Distribution") to the holders as of the Walter Record Date of the outstanding common stock, par value $1.00 per share, of Walter ("Walter Common Stock"), in accordance with Section 2.1(b);

        WHEREAS, at the Effective Time, the parties intend to effect a merger of Spinco into Hanover, with Hanover being the Surviving Corporation (as defined herein) (the "Merger");

        WHEREAS, the Parties to this Agreement intend that (i) the Distribution qualify under Section 355 of the Code, and that the Asset Transfer and Distribution qualify collectively as a "reorganization" under Section 368 of the Code (ii) the Merger qualify as a "reorganization" under Section 368 of the Code and (iii) this Agreement constitute a plan of reorganization as that term is defined in Section 368 of the Code and Treasury Regulation Section 1.368-2(g); and

        WHEREAS, prior to the execution of this Agreement, (i) Walter, Spinco (as assignee of JWHHC), Hanover, Amster Trading Company, Ramat Securities, LTD, John Burchett and Irma Tavares have entered into a Voting Agreement, dated as of September 30, 2008 (as amended, supplemented, restated or otherwise modified, the "Voting Agreement"), (ii) Hanover has entered into Exchange Agreements, dated as of September 30, 2008, each as amended on February 6, 2009, with each of (a) Taberna Preferred Funding I, Ltd. and (b) Amster Trading Company and Ramat Securities, Ltd (as amended, supplemented, restated or otherwise modified, the "Exchange Agreements"), (iii) Hanover and JWHHC have entered into a software license agreement (as amended, supplemented, restated or otherwise modified, the "License Agreement"), dated as of September 30, 2008, (iv) Hanover and JWHHC have entered into a Loan and Security Agreement, dated as of September 26, 2008, as amended on February 6, 2009 (as amended, supplemented, restated or otherwise modified, the "REIT Asset Credit Facility"), (v) Hanover, JWHHC and Regions Bank have entered into a Securities Account Control Agreement, dated as of September 25, 2008, and (vi) certain key employees of Hanover have entered into amendments to existing employee retention agreements with Hanover (collectively, as each may be amended, supplemented, restated or modified, the "Executed Transaction Agreements").

        NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and

Annex A-5

sufficiency of which are hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

ARTICLE 1

DEFINITIONS

        "2008 Tax Year" shall have the meaning specified in Section 8.2(c).

        "40 Act" shall have the meaning specified in Section 5.26.

        "Action" shall mean any action, claim, arbitration, proceeding, review, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought or heard by or before any Governmental Authority or arbitrator.

        "Affiliate" shall mean, with respect to any specified Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

        "Adjusted Outstanding Surviving Corporation Shares" means the number of shares of common stock of the Surviving Corporation outstanding immediately following the Effective Time plus the number of shares of common stock of the Surviving Corporation reserved for future issuance (i) in settlement of all RSUs to be issued by the Surviving Corporation immediately following the Effective Time to holders of Spinco Options immediately prior to the Effective Time who are listed on Section 2.9(d)(i) of the Joint Disclosure Letter and (ii) upon exercise of any Exercisable Options.

        "Aggregate Merger Share Issuance" shall mean the aggregate number of shares of common stock of the Surviving Corporation to be issued in the Merger, which shall be a number equal to the product of (i) (x) the sum of (A) the number of Hanover Pre-Closing Shares plus (B) the number of shares of Hanover Common Stock that would be issued upon exercise of any Exercisable Options, divided by (y) 50, multiplied by (ii) the Merger Ratio; provided that if Hanover makes distributions or dividends in accordance with Section 6.2(b)(i)(B), the Aggregate Merger Share Issuance shall be adjusted in accordance with such Section 6.2(b)(i)(B).

        "Agreement" shall mean this Agreement and Plan of Merger, together with all exhibits attached hereto and the Disclosure Letters.

        "Amended and Restated Bylaws" shall mean the amended and restated bylaws of Hanover substantially in the form attached hereto as Exhibit A.

        "Amended and Restated Charter" shall mean the charter of Hanover, as amended and restated as set forth in the Articles of Amendment and Restatement.

        "Amended and Restated Merger Agreement" shall have the meaning specified in the Recitals hereto.

        "Approved for Listing" shall mean, with respect to the shares of Hanover Common Stock to be issued in the Merger, that such shares have been approved for listing on the NYSE Alternext, subject to official notice of issuance.

        "Articles of Amendment and Restatement" shall mean the Articles of Amendment and Restatement of Hanover substantially in the form attached hereto as Exhibit B.

        "Asset Transfer" shall have the meaning specified in the Section 2.1(a).

Annex A-6

        "Bylaws" shall have the meaning specified in Section 5.3.

        "Change in the Hanover Board Recommendation" shall have the meaning specified in Section 6.4(b).

        "Charter" shall have the meaning specified in Section 5.3.

        "Closing" shall have the meaning specified in Section 2.4.

        "Closing Date" shall have the meaning specified in Section 2.4.

        "Closing Agreement" shall have the meaning specified in Section 8.2(h).

        "Code" shall mean the Internal Revenue Code of 1986, as amended, and, as the context requires, the Treasury regulations promulgated thereunder.

        "Component Proposal" shall have the meaning specified in Section 5.18.

        "Confidentiality Agreement" shall mean the Confidentiality Agreement, dated May 15, 2008, between Walter and Hanover.

        "Contract" shall mean any written loan or credit agreement, note, bond, debenture, indenture, mortgage, guarantee, deed of trust, lease, franchise, permit, authorization, license, contract, instrument, employee benefit plan or practice or other binding agreement, obligation, arrangement, understanding or commitment.

        "Current Spinco Employee" shall have the meaning specified in Section 2.9(b).

        "Delaware Certificate of Merger" shall have the meaning specified in Section 2.5.

        "Delaware Secretary of State" shall have the meaning specified in Section 2.5.

        "Disclosure Letters" shall mean, collectively, the Walter Disclosure Letter, the Joint Disclosure Letter and the Hanover Disclosure Letter.

        "Distribution" shall have the meaning set forth in the Recitals hereto.

        "Distribution Certificate" shall have the meaning specified in Section 2.1(b).

        "Distribution Date" shall mean the date and time that the Distribution shall become effective.

        "DLLCA" shall mean the Delaware Limited Liability Company Act.

        "Effective Time" shall have the meaning specified in Section 2.5.

        "Environmental Claim" shall mean any claim, action, notice, letter, demand or request for information (in each case in writing) by any person or entity alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from any violation of Environmental Law or the release, emission, discharge, presence or disposal of any Hazardous Material at any location.

        "Environmental Law" shall mean any and all foreign, federal, state or local statute, rule, regulation or ordinance, as well as any order, decree, determination, judgment or injunction issued, promulgated, approved or entered thereunder by any Governmental Authority, including requirements of common law, relating to pollution or the protection, cleanup or restoration of the environment, or to the protection of human health as relating to exposure to any Hazardous Material, including the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation, and Liability Act and the Federal Toxic Substances Control Act.

Annex A-7

        "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

        "ERISA Affiliate" shall mean, with respect to any Person, any other Person or any trade or business, whether or not incorporated, that, together with such first Person would be deemed a "single employer" within the meaning of Section 4001(b) of ERISA.

        "Estimated Pre-Closing Shares" shall mean the sum of (a) 6,762,793, plus (b) the number of shares of Hanover Common Stock outstanding immediately prior to the Effective Time of the Merger, excluding any shares actually issued in the Exchange Share Issuance.

        "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, together with the rules and regulations of the SEC promulgated thereunder.

        "Exchange Agent" shall have the meaning specified in Section 2.1(b).

        "Exchange Agreements" shall have the meaning specified in the Preamble hereof.

        "Exchange Fund" shall have the meaning specified in Section 2.8(a).

        "Exchange Share Issuance" shall have the meaning specified in Section 5.18.

        "Executed Transaction Agreements" shall have the meaning specified in the Preamble hereof.

        "Exercisable Options" shall mean any Hanover Options outstanding immediately prior to the Effective Time, whether then vested and exercisable or not, that, immediately following the Effective Time and after conversion into a Newco Option pursuant to Section 2.9(a) hereof, would be exercisable at an exercise price less than the estimated fair market value (as reasonably determined by Spinco and Walter prior to the Effective Time) of the shares of common stock of the Surviving Corporation that would be issued to the holders of such Newco Options upon such exercise.

        "GAAP" shall mean United States generally accepted accounting principles consistently applied throughout the relevant periods.

        "Governmental Authority" shall mean any nation or government or any agency, public of regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, tribal, provincial, state, regional, local or municipal.

        "Hanover" shall have the meaning specified in the Preamble hereof.

        "Hanover Acquisition Agreement" shall mean a letter of intent, agreement in principle, acquisition agreement, exclusivity agreement or other document or agreement related to any Hanover Acquisition Proposal.

        "Hanover Acquisition Proposal" shall mean, other than in connection with the Merger or as otherwise specifically contemplated by this Agreement, any inquiry, proposal or offer relating to (i) any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction or series of related transactions directly or indirectly involving Hanover or any of its Subsidiaries other than the Merger; (ii) any sale, lease, exchange, transfer or other disposition (including by way of merger, consolidation or exchange), in a single transaction or a series of related transactions, of the assets of Hanover or any of its Subsidiaries constituting 10% or more of the consolidated assets of Hanover or accounting for 10% or more of the consolidated revenues of Hanover; (iii) any tender offer, exchange offer or similar transactions or series of related transactions made by any Person directly or indirectly involving Hanover Common Stock or the common stock of any Subsidiary of Hanover constituting 5% or more of Hanover's common stock or the common stock of any Subsidiary of Hanover; (iv) the acquisition by any Person (other than Walter or any of its Affiliates) of beneficial ownership (as determined pursuant to Rule 13d-3 of the Exchange Act) or the

Annex A-8

formation of any group (as defined in Section 13(d) of the Exchange Act) to acquire beneficial ownership (as determined pursuant to Rule 13d-3 of the Exchange Act) of 5% or more of Hanover's common stock or the common stock of any Subsidiary of Hanover; or (v) any other substantially similar transaction or series of related transactions that would reasonably be expected to result in the acquisition of a controlling interest in Hanover, or that would be inconsistent in any material respect with, or hinder or delay in any material respect the consummation of, the transactions contemplated by, or otherwise defeat in any material respect the purpose of, the Merger Agreement or the other Executed Transaction Agreements.

        "Hanover Benefit Plans" shall have the meaning specified in Section 5.13(a).

        "Hanover Board Recommendation" shall have the meaning specified in Section 5.18.

        "Hanover Common Stock" shall mean the common stock, par value $0.01 per share, of Hanover.

        "Hanover Disclosure Letter" shall mean the Disclosure Letter prepared and delivered by Hanover to Walter and Spinco prior to the execution of the Amended and Restated Merger Agreement.

        "Hanover Employee" shall have the meaning specified in Section 5.13(a).

        "Hanover Options" shall have the meaning specified in Section 2.9(a).

        "Hanover Preferred Stock" shall have the meaning specified in Section 5.2(a).

        "Hanover Pre-Closing Shares" shall mean the shares of Hanover Common Stock outstanding immediately prior to the Effective Time of the Merger, including, without limitation, any shares actually issued in the Exchange Share Issuance.

        "Hanover Percentage" shall equal the product of (a) 1.5%, multiplied by (b) the quotient of (i) the number of Hanover Pre-Closing Shares, divided by (ii) the number of Estimated Pre-Closing Shares.

        "Hanover Rights" shall have the meaning specified in Section 6.2(p).

        "Hanover SEC Documents" shall have the meaning specified in Section 5.5.

        "Hanover Stock Plans" shall have the meaning specified in Section 2.9(a).

        "Hanover Stockholders Meeting" shall have the meaning specified in Section 6.3(b).

        "Hanover Stockholder Shares" shall mean the shares of common stock of the Surviving Corporation (i) held immediately following the Effective Time by the holders of Hanover Pre-Closing Shares immediately prior to the Effective Time and (ii) that would be issuable to the holders of Exercisable Options if exercised immediately following the Effective Time.

        "Hanover Termination Fee" shall have the meaning specified in Section 9.3(a)(i).

        "Hanover Voting Debt" shall have the meaning specified in Section 5.2(a).

        "Hazardous Material" shall mean chemicals, pollutants, contaminants, hazardous materials, hazardous substances and hazardous wastes, medical waste, toxic substances, petroleum and petroleum products and by-products, asbestos-containing materials, PCBs, and any other chemicals, pollutants, substances or wastes, in each case regulated, or that could result in liability, under Environmental Law.

        "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

        "Initial Submission(s)" shall have the meaning specified in Section 5.12(n).

        "Intellectual Property" shall mean all intellectual property rights of any nature or forms of protection of a similar nature or having equivalent or similar effect to any of these, including all: (i) patents, inventions, discoveries, processes, designs, techniques, developments, technology, algorithms, models, formulae, improvements and know-how, (ii) copyrightable works (including Software);

Annex A-9

(iii) trademarks, service marks, trade names, service names, brand names, corporate names, domain names, logos, trade dress or other source indicators and all goodwill associated therewith; (iv) trade secrets and proprietary or confidential information and content; and (v) all registrations, applications, divisions, provisionals, continuations, continuations-in-part, re-issues, re-examinations, renewals or equivalent rights and all international and foreign counterparts thereto.

        "IRS" shall mean the U.S. Internal Revenue Service.

        "IRS Ruling" shall have the meaning specified in Section 7.4(f).

        "Joint Disclosure Letter" shall mean the Disclosure Letter prepared and delivered by JWHHC to Hanover prior to the execution of the Amended and Restated Merger Agreement. For avoidance of doubt, the Joint Disclosure Letter shall be applicable to Spinco hereunder, and any disclosures therein shall, with respect to Spinco, be reasonably interpreted to give effect to the Asset Transfer.

        "JWHHC" shall have the meaning specified in the Preamble hereto.

        "JWHHC Interests" shall mean the issued and outstanding limited liability company interests in JWHHC.

        "Knowledge" shall mean (i) when used with respect to JWHHC and Spinco, the actual knowledge of Mark O'Brien, Charles Cauthen, Joseph Troy and Kimberly Perez and (ii) when used with respect to Hanover, the actual knowledge of John Burchett, Irma Tavares and Harold McElraft.

        "Law" means applicable statutes, common laws, rules, regulations, codes, licensing requirements, judgments, injunctions, writs, decrees, Licenses, governmental guidelines, standards or interpretations having the force of law, rules and bylaws, in each case, of or administered by a Governmental Authority.

        "License Agreement" shall have the meaning specified in the Recitals hereto.

        "Licenses" shall mean any license, ordinance, authorization, permit, certificate, easement, variance, exemption, consent, order, franchise or approval from any Governmental Authority, domestic or foreign.

        "Lien" shall mean, with respect to any property or asset, any mortgage, easement, lien, pledge (including any negative pledge), charge, option, right of first or last refusal or offer, security interest or encumbrance of any kind in respect of such property or asset.

        "Material Adverse Effect," with respect to any Person, shall mean any change, effect or circumstance that is materially adverse to the business, results of operations or financial condition of such Person and its Subsidiaries, taken as a whole, or on the ability of such Person to perform its obligations hereunder or under the Executed Transaction Agreements, excluding any such effect to the extent resulting from or arising in connection with (i) changes or conditions generally affecting the industries or segments in which such Person operates or (ii) changes in general economic, market or political conditions which, in the case of (i) or (ii), is not specifically related to, or does not have a materially disproportionate effect (relative to other industry participants) on, such Person, (iii) events adverse to such Person that occurred and were publicly disclosed or were disclosed in writing to the other Parties hereto, prior to the date of the Amended and Restated Merger Agreement or are contemplated by any of this Agreement and the Executed Transaction Agreements, or (iv) actions taken or not taken with the express prior written consent of Walter, JWHHC or Spinco, in the case of Hanover, or Hanover, in the case of Walter, JWHHC or Spinco. When used with respect to Spinco, such term, unless otherwise provided herein, shall refer to Spinco after giving effect to the Asset Transfer and the Distribution.

        "Material Software" shall have the meaning specified in Section 5.15(b).

Annex A-10

        "Merger" shall have the meaning specified in the Recitals hereto.

        "Merger Ratio" shall mean a fraction, the numerator of which shall be equal to the Spinco Percentage and the denominator of which shall be equal to the Hanover Percentage.

        "Merger Share Issuance" shall have the meaning specified in Section 5.18.

        "MGCL" shall mean the Maryland General Corporation Law.

        "Maryland Articles of Merger" shall have the meaning specified in Section 2.5.

        "Newco Option" shall have the meaning specified in Section 2.9(a).

        "New Plan" shall have the meaning specified in Section 5.18.

        "NYSE Alternext" shall mean the NYSE Alternext US stock exchange, formerly the American Stock Exchange.

        "Original Merger Agreement" shall have the meaning specified in the Recitals hereto.

        "Other Stock-Based Awards" shall have the meaning specified in Section 2.9(b).

        "Parties" shall have the meaning specified in the Preamble hereto.

        "Party" shall have the meaning specified in the Preamble hereto.

        "past practice" when used with respect to Walter, JWHHC and Spinco shall mean, unless otherwise specified, the past practice of the Spinco Business.

        "PBGC" shall mean the Pension Benefit Guaranty Corporation.

        "Person" shall mean a natural person, corporation, limited liability company, partnership, limited partnership or other entity, including a Governmental Authority.

        "Plan Amendment" shall have the meaning specified in Section 5.18.

        "Proxy Statement/Prospectus" shall mean the proxy statement/prospectus to be distributed to the Hanover stockholders and the Walter stockholders in connection with the Merger and the transactions contemplated by this Agreement, including any preliminary proxy statement/prospectus or definitive proxy statement/prospectus filed with the SEC in accordance with the terms and provisions hereof and prepared in accordance with applicable Law. The Proxy Statement/Prospectus shall constitute a part of the Registration Statement.

        "Record Date" shall have the meaning specified in Section 6.3(b).

        "Registration Statement" shall mean the Registration Statement on Form S-4 to be filed by Hanover with the SEC to effect the registration under the Securities Act of the issuance of shares of Hanover Common Stock to holders of Spinco Interests pursuant to the Merger and prepared in accordance with applicable Law.

        "REIT Asset Credit Facility" shall have the meaning specified in the Recitals.

        "REIT Determination" shall have the meaning specified in Section 8.2(h).

        "Requisite Approvals" shall have the meaning specified in Section 5.19.

        "Requisite Exchange Approval" shall have the meaning specified in Section 5.19.

        "Requisite Charter Approval" shall have the meaning specified in Section 5.19.

        "Requisite Merger Approval" shall have the meaning specified in Section 5.19.

        "Requisite Plan Amendment Approval" shall have the meaning specified in Section 5.19.

Annex A-11

        "RSUs" shall have the meaning specified in Section 2.9(d).

        "Ruling" means any award, decision, injunction, decree, stipulation, settlement, determination, writ, judgment, order, ruling, subpoena or verdict entered, issued, made or rendered by or pursuant to any Governmental Authority or arbitrator.

        "SDAT" shall mean the State Department of Assessments and Taxation of Maryland.

        "SEC" shall mean the U.S. Securities and Exchange Commission.

        "Securities Act" shall mean the Securities Act of 1933, as amended, together with the rules and regulations of the SEC promulgated thereunder.

        "Software" shall mean software, applications, code, databases, systems, networks, documentation, websites and related items.

        "Spinco" shall have the meaning specified in the Preamble hereof.

        "Spinco Assets" shall mean any and all of the assets, properties, goodwill and rights of the Spinco Retained Subsidiaries, wherever located, relating primarily to or used primarily in the Spinco Business as of the Distribution Date

        "Spinco Benefit Plans" shall have the meaning specified in Section 4.12(a).

        "Spinco Business" shall mean the business currently conducted by each of the Spinco Retained Subsidiaries.

        "Spinco Interest Holders" shall have the meaning specified in Section 2.9(d).

        "Spinco Interests" shall have the meaning set forth in the Recitals hereto.

        "Spinco LTIP" shall have the meaning specified in Section 2.9(d).

        "Spinco Option" shall have the meaning specified in Section 2.9(d).

        "Spinco Percentage" shall mean (a) 100%, minus (b) the Hanover Percentage.

        "Spinco Retained Subsidiaries" shall mean all direct and indirect Subsidiaries of Spinco immediately after the Asset Transfer and the Distribution, which shall include each of the entities set forth on Section 4.1 of the Joint Disclosure Letter.

        "Spinco Retained Subsidiaries Financial Statements xe "Financial Statements" " shall have the meaning specified in Section 4.4.

        "Spinco Voting Debt" shall have the meaning specified in Section 4.2(a).

        "Stockholder Protection Rights Agreement" shall mean the Stockholder Protection Rights Agreement, dated as of April 11, 2000, as most recently amended on February 6, 2009, by and between Hanover and Computershare Trust Company, N.A.

        "Subsidiaries" shall mean, with respect to any Person, another Person (i) of which 50% or more of the capital stock, voting securities, other voting ownership or voting partnership interests having voting power under ordinary circumstances to elect directors or similar members of the governing body of such corporation or other entity (or, if there are no such voting interests, 50% or more of the equity interests) are owned or controlled, directly or indirectly, by such first Person or (ii) of which such first Person is a general partner.

        "Superior Proposal" shall mean a written Hanover Acquisition Proposal from a third-party that is not obtained in violation of Section 6.4(a) hereof for a majority of the voting power of Hanover or a majority of the assets of Hanover and its Subsidiaries, taken as a whole, and which the Board of Directors of Hanover determines in good faith would, if consummated, result in a transaction that is

Annex A-12

more favorable from a financial point of view to the holders of Hanover Common Stock than the transactions contemplated hereby (including any proposed alterations of the terms hereof submitted by Walter, JWHHC and Spinco in response to such Superior Proposal) (x) after receiving the advice of its financial advisor (which shall be Keefe Bruyette & Woods, Inc. or another nationally recognized investment banking firm), (y) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to the terms herein) and (z) after taking into account all appropriate legal (with advice of outside counsel), financial (including the financing terms of any such proposal), regulatory or other aspects of such proposal, including the identity of the Person making the proposal.

        "Surviving Corporation" shall have the meaning specified in Section 2.1(c).

        "Tax" or "Taxes" shall mean any foreign or U.S. federal, state, local or municipal taxes, charges, fees, levies, imposts, duties, or other assessments of a similar nature, including, income, alternative or add-on minimum, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, withholding, Social Security, unemployment, disability, ad valorem, estimated, highway use, commercial rent, capital stock, paid up capital, recording, registration, property, real property gains, value added, business license, custom duties, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by any taxing authority including any interest, additions to tax, or penalties applicable thereto.

        "Tax Return" shall mean any return, declaration, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any amendment thereto.

        "Termination Date" shall have the meaning specified in Section 9.1(b)(i).

        "Voting Agreement" shall have the meaning specified in the Recitals hereto.

        "Walter" shall have the meaning specified in the Preamble hereto.

        "Walter Common Stock" shall have the meaning set forth in the Recitals hereto.

        "Walter Disclosure Letter" shall mean the Disclosure Letter prepared and delivered by Walter to Hanover prior to the execution of the Amended and Restated Merger Agreement.

        "Walter Exchange Ratio" shall have the meaning specified in Section 2.9(c).

        "Walter Option" shall have the meaning specified in Section 2.9(b).

        "Walter Record Date" shall mean the close of business on the date to be determined by the Board of Directors of Walter as the record date for determining stockholders of Walter entitled to receive the Distribution.

        "Walter SEC Documents" shall have the meaning specified in Section 3.4(a).

        "Walter Stock Plans" shall have the meaning specified in Section 2.9(b).

        "Walter Termination Fee" shall have the meaning specified in Section 9.3(b).

        "WARN" shall have the meaning specified in Section 4.13(a).

Annex A-13

 ARTICLE 2

THE MERGER

        2.1    Asset Transfer, Distribution and Merger.    (a) Prior to the Effective Time, on or prior to the Closing Date, and prior to the Distribution, subject to Section 6.7 hereof, Walter shall acquire from JWHHC, and shall subsequently contribute to Spinco, all of the Spinco Retained Subsidiaries, the Spinco Assets and the Spinco Business, or shall otherwise cause all such Spinco Retained Subsidiaries, Spinco Assets and the Spinco Business to be transferred from JWHHC to Spinco, and, in connection therewith, JWHHC shall assign or otherwise transfer its rights and obligations to Spinco under the Executed Transaction Documents, the Spinco Benefit Plans, and any other Contracts to which JWHHC is a party that are material to the continuing operation of the Spinco Business (the "Asset Transfer").

          (b)    Prior to the Effective Time, on the Closing Date, Walter and Spinco shall, subject to Section 6.8 hereof, on behalf of and as agent for holders as of the Walter Record Date of Walter Common Stock, effect the Distribution and deliver or cause to be delivered, to such bank or trust company as shall be selected by Walter and be reasonably acceptable to Hanover (the "Exchange Agent"), a certificate (the "Distribution Certificate") representing that number of Spinco Interests that is equal to the number of shares of Walter Common Stock that are outstanding as of the Walter Record Date (other than treasury shares, if any). Until the Effective Time, the Exchange Agent shall hold the Spinco Interests represented by the Distribution Certificate on behalf of and as agent for holders as of the Walter Record Date of Walter Common Stock. Until the Effective Time, the Spinco Interests represented by the Distribution Certificate shall not be transferred and the Exchange Agent shall not deliver any Spinco Interests represented by the Distribution Certificate to any stockholder of Walter.

          (c)    Upon the terms and subject to the conditions of this Agreement, and in accordance with the MGCL and the DLLCA, at the Effective Time: (i) Spinco shall be merged into Hanover, the separate existence of Spinco shall cease and Hanover shall continue as the surviving corporation (referred to herein as the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Spinco in accordance with the MGCL and the DLLCA and (ii) the charter of Hanover and bylaws of Hanover as in effect immediately prior to the Effective Time shall be the charter and bylaws of the Surviving Corporation in effect immediately following the Effective Time, which, in accordance with Section 7.12, shall be the Amended and Restated Charter (except to the extent any Component Proposal is omitted therefrom with the prior written consent of Walter, Spinco and Hanover) and the Amended and Restated Bylaws, respectively.

          (d)    From and after the Effective Time, the directors of the Surviving Corporation shall be divided equally (or as nearly as possible) into approximately three classes and shall consist of seven directors. One director of the Surviving Corporation, John Burchett, has been designated by Hanover. Six directors of the Surviving Corporation, and the class of each director of the Surviving Corporation from and after the Effective Time (including the director designated by Hanover), shall be designated by Spinco, in its sole discretion, prior to the Effective Time by providing written notice thereof to Hanover. Spinco may change in its sole discretion any or all of its six designees at any time prior to the Effective Time by providing written notice thereof to Hanover. Hanover may change its designee prior to the Effective Time with the prior written consent of Spinco, which shall not be unreasonably withheld or delayed. The officers of Spinco immediately prior to the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation; provided that John Burchett and Irma Tavares will serve as senior officers of the Surviving Corporation or one or more of its Subsidiaries after the Effective Time. Such directors and officers shall serve until the expiration of their respective terms of office and until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's charter and bylaws.

Annex A-14

          (e)    From and after the Effective Time, the Surviving Corporation's executive headquarters will be located in Tampa, Florida.

          (f)    Immediately following the Effective Time, Hanover's name shall be Walter Investment Management Corp.

          (g)    The Merger shall have the effects set forth in this Article 2 and the applicable provisions of the DLLCA and the MGCL.

        2.2    Effect on Stock and Limited Liability Company Interests.    At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any stock of Hanover or limited liability company interests in Spinco:

          (a)    Each of the Spinco Interests outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive a number of fully paid and nonassessable shares of the Surviving Corporation's common stock equal to the quotient of (i) (x) the Aggregate Merger Share Issuance minus (y) the aggregate number of shares of the Surviving Corporation's common stock issuable upon the settlement of all of the RSU's to be issued to the holders of Spinco Options immediately prior to the Effective Time who are listed on Section 2.9(d)(i) of the Joint Disclosure Letter divided by (ii) the aggregate number of Spinco Interests outstanding immediately prior to the Effective Time of the Merger.

          (b)    The Hanover Pre-Closing Shares shall be combined into fully paid and non-assessable shares of common stock of the Surviving Corporation at a rate of 50 Hanover Pre-Closing Shares for every one share of common stock of the Surviving Corporation.

          (c)    Notwithstanding the foregoing Sections 2.2(a) and 2.2(b), such provisions shall be modified to the extent necessary to ensure that, immediately following the Effective Time, (i) the Hanover Stockholder Shares shall represent a portion of the Adjusted Outstanding Surviving Corporation Shares equal to the Hanover Percentage and (ii) a portion of the Adjusted Outstanding Surviving Corporation Shares equal to the Spinco Percentage shall be (x) held by the Spinco Interest Holders or (y) reserved for future issuance in settlement of all RSUs to be issued to holders of Spinco Options immediately prior to the Effective Time who are listed on Section 2.9(d)(i) of the Joint Disclosure Letter; provided that if Hanover makes distributions or dividends in accordance with Section 6.2(b)(i)(B), the relative ownership of the Adjusted Outstanding Surviving Corporation Shares described in this Section 2.2(c) shall be adjusted in accordance with Section 6.2(b)(i)(B).

          (d)    No dissenting shareholders' or appraisal rights shall be available with respect to the Merger or the other transactions contemplated hereby.

        2.3    Cancellation of Stock.    Each Spinco Interest issued and outstanding immediately prior to the Effective Time, when converted in accordance with Section 2.2, shall no longer be outstanding and shall automatically be canceled and shall cease to exist. Each holder of shares of Walter Common Stock as of the Walter Record Date shall cease to have any rights with respect to such Spinco Interests, except the right to receive the shares of common stock of the Surviving Corporation to which such holder is entitled pursuant to Section 2.2, the amount of dividends or other distributions thereon with a record date after the Effective Time and a payment date prior to the delivery of such shares by the Exchange Agent and any cash in lieu of fractional shares of common stock of the Surviving Corporation payable in accordance with Section 2.8(d), without interest.

        2.4    Closing.    Unless the transactions herein contemplated shall have been abandoned and this Agreement terminated pursuant to Section 9.1, the closing of the Merger and the other transactions contemplated hereby (the "Closing") shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, as promptly as practicable after the last of the

Annex A-15

conditions set forth in Article 8 is satisfied or waived (except for those conditions that, by the express terms thereof, are not capable of being satisfied until the Effective Time, but subject to the satisfaction or waiver of those conditions) (the "Closing Date"), or at such other time and place as Walter and Hanover shall agree in writing.

        2.5    Effective Time.    Upon the terms and subject to the conditions of this Agreement, as soon as practicable at or after the Closing, (i) a certificate of merger or other appropriate documents (in any such case, the "Delaware Certificate of Merger") shall be filed with the Secretary of State of the State of Delaware (the "Delaware Secretary of State") with respect to the Merger, in such form as is required by, and executed in accordance with, the applicable provisions of the DLLCA, (ii) articles of merger or other appropriate documents (in any such case, the "Maryland Articles of Merger") shall be filed with the SDAT with respect to the Merger, in such form as is required by, and executed in accordance with, the applicable provisions of the MGCL and (iii) all other filings or recordings required under the MGCL and the DLLCA, in each case necessary to effect the Merger shall be made. The Merger shall become effective at the time of filing of the Delaware Certificate of Merger with the Delaware Secretary of State in accordance with the DLLCA and upon the filing and acceptance for record by the SDAT of the Maryland Articles of Merger in accordance with the MGCL, or at such later time as the parties hereto may agree and as is provided in the Delaware Certificate of Merger and the Maryland Articles of Merger that is not more than 30 days after the acceptance of the Maryland Articles of Merger for record by the SDAT. The date and time at which the Merger shall so become effective is herein referred to as the "Effective Time."

        2.6    Effects of the Merger.    The Merger shall have the effects set forth in Section 3-114 of the MGCL and Section 18-209 of the DLLCA.

        2.7    Closing of Transfer Books.    From and after the Effective Time, the unit transfer books of Spinco shall be closed and no transfer shall be made of any interests in Spinco that were outstanding immediately prior to the Effective Time.

        2.8    Exchange of Certificates. (a) Exchange Agent.    As soon as practicable after the Effective Time (but no later than five (5) business days after the Closing Date), the Surviving Corporation shall deposit with the Exchange Agent, for the benefit of the Walter stockholders as of the Walter Record Date and for the purpose of exchanging the Distribution Certificate for that number of shares of common stock of the Surviving Corporation that is to be issued in the Merger in accordance with this Article 2, the shares of common stock of the Surviving Corporation (such shares of common stock of the Surviving Corporation, together with any dividends or distributions thereon having a record date after the Effective Time and a payment date prior to the delivery of such shares by the Exchange Agent and any cash in lieu of fractional shares of common stock of the Surviving Corporation payable in accordance with Section 2.8(d), being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.2 in exchange for outstanding Spinco Interests. The Exchange Agent shall, pursuant to irrevocable instructions, deliver to the Walter stockholders as of the Walter Record Date the shares of common stock of the Surviving Corporation contemplated to be issued pursuant to Section 2.2 from the shares of stock held in the Exchange Fund. The Exchange Fund shall not be used for any other purpose. The Surviving Corporation shall deliver all such dividends referred to above to the Exchange Agent. Walter stockholders shall not be entitled to receive interest on any funds in the Exchange Fund.

          (b)    Exchange Procedures.    As promptly as practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail or deliver to the Walter stockholders as of the Walter Record Date (i) the number of whole shares of common stock of the Surviving Corporation that such holder has the right to receive pursuant to this Article 2 (and cash in lieu of any fractional shares of common stock of the Surviving Corporation, as contemplated by Section 2.8(d)) and (ii) the amount of dividends and other distributions, if any, with a record date

Annex A-16

  after the Effective Time which theretofore became payable with respect to such shares of common stock of the Surviving Corporation, and the Distribution Certificate shall forthwith be cancelled. The Surviving Corporation shall be entitled, and may instruct the Exchange Agent, to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts required to be deducted and withheld with respect to the making of such payments under the Code or any provision of U.S., state or local or foreign tax Law. Any withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Walter stockholder.

          (c)    No Further Ownership Rights in Spinco Interests.    All shares of common stock of the Surviving Corporation issued pursuant to Sections 2.8(a) and (b) and any cash paid pursuant to Section 2.8(d) shall be deemed to have been issued in full satisfaction of all rights pertaining to the Spinco Interests that were converted in the Merger in accordance with Section 2.2.

          (d)    No Fractional Shares.    Notwithstanding anything herein to the contrary, no certificate or scrip representing fractional shares of common stock of the Surviving Corporation shall be issued in the Merger, and, to the extent the Merger would otherwise result in any Walter stockholder as of the Walter Record Date or any holder of Hanover Common Stock immediately before the Effective Time being entitled to receive a fractional share of common stock of the Surviving Corporation, such fractional share interests will not entitle any such stockholder to vote or to any rights as a stockholder of the Surviving Corporation. All fractional interests in common stock of the Surviving Corporation that would otherwise be issuable as a result of the Merger shall be aggregated and, if a fractional interest results from such aggregation, the holder otherwise entitled thereto shall be entitled to receive, in lieu thereof, an amount in cash determined by multiplying (i) the closing sale price per share of Hanover Common Stock on the NYSE Alternext (or, if Hanover Common Stock is not then listed on the NYSE Alternext, on Pink OTC Markets' Pink Quote inter-dealer quotation service, the OTC Bulletin Board, or a comparable over-the-counter securities electronic quotation service, as contemplated by Section 7.2(b)) on the business day preceding the Effective Time, if the stock is being traded on such date, appropriately adjusted to take into account any reverse stock split or similar transaction consummated following such date and prior to the Effective Time, or, if the stock is not being traded on such date, the closing sale price per share of common stock of the Surviving Corporation on the NYSE Alternext (or, if Hanover Common Stock is not then listed on the NYSE Alternext, on Pink OTC Markets' Pink Quote inter-dealer quotation service, the OTC Bulletin Board, or a comparable over-the-counter securities electronic quotation service, as contemplated by Section 7.2(b)) on the first business day that such stock is traded, by (ii) the fraction of a share of common stock of the Surviving Corporation to which such holder would otherwise have been entitled. The Surviving Corporation shall timely make available to the Exchange Agent any cash necessary to make payments in lieu of fractional shares as aforesaid. Alternatively, the Surviving Corporation shall have the option of instructing the Exchange Agent to aggregate all fractional interests in common stock of the Surviving Corporation resulting from the Merger, sell shares representing such aggregate interests in the public market and distribute to the Walter stockholders as of the Walter Record Date who otherwise would have been entitled to fractional shares a pro rata portion of the proceeds of such sale.

          (e)    Termination of Exchange Fund.    Any portion of the Exchange Fund and any cash in lieu of fractional shares of common stock of the Surviving Corporation made available to the Exchange Agent that remains undistributed on the one-year anniversary of the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any Walter stockholder as of the Walter Record Date and any holder of the Hanover Common Stock shall thereafter look only to the Surviving Corporation for payment of such claim for common stock of the Surviving Corporation

Annex A-17

  and any cash in lieu of fractional shares of common stock of the Surviving Corporation and any dividends or distributions with respect to common stock of the Surviving Corporation.

          (f)    No Liability.    Neither Hanover nor the Surviving Corporation shall be liable to any Walter stockholder as of the Walter Record Date or any holder of shares of Hanover Common Stock or common stock of the Surviving Corporation for shares of common stock of the Surviving Corporation (or dividends or distributions with respect thereto or with respect to Spinco Interests) or cash in lieu of fractional shares of common stock of the Surviving Corporation delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

        2.9    Employee Stock Options and Other Equity Awards.    (a) In accordance with the terms of the Hanover 1999 Equity Incentive Plan and the Hanover 1997 Executive and Non-Employee Director Stock Option Plan (collectively, the "Hanover Stock Plans"), the Board of Directors (or any committee thereof) of Hanover shall take any action necessary to ensure that each outstanding option to acquire shares of Hanover Common Stock, whether or not exercisable (a "Hanover Option") (i) shall be appropriately adjusted to reflect the occurrence of the transactions contemplated hereby (each option to acquire a share of common stock of the Surviving Corporation, a "Newco Option") and (ii) to the extent unexercisable as of the Effective Time, shall, as a result of the transactions contemplated by this Agreement, become vested or exercisable. With respect to each other outstanding incentive award denominated in or related to Hanover Common Stock, whether or not exercisable, granted to a Hanover Employee under the Hanover Stock Plans, such awards (i) shall be similarly adjusted to reflect the occurrence of the transactions contemplated by this Agreement and (ii) to the extent unexercisable as of the Effective Time, shall, as a result of the transactions contemplated by this Agreement, become vested or exercisable.

          (b)    Walter and Spinco shall take all actions necessary or appropriate to provide that, in accordance with the terms of the 2002 Long-Term Incentive Award Plan and the 1995 Long-Term Incentive Award Plan and any other stock option or stock incentive compensation plan maintained by Walter for its employees, officers or directors, as each such plan has from time to time been amended (collectively, the "Walter Stock Plans"), each (i) outstanding option to acquire shares of Walter Common Stock, whether or not exercisable (each a "Walter Option"), granted to an officer, director or employee of Spinco who is employed by Spinco as of the Effective Time (each a "Current Spinco Employee") shall be appropriately adjusted into a Newco Option (as provided in Section 2.9(c) below) and (ii) other outstanding incentive award denominated in or related to Walter Common Stock, whether or not then vested or payable, granted to a Current Spinco Employee under the Walter Stock Plans (each an "Other Stock-Based Award"), shall be similarly adjusted to reflect the occurrence of the transactions contemplated by this Agreement. Notwithstanding the foregoing, in lieu of the conversion and adjustment described above in this Section 2.9(b), each Current Spinco Employee may elect, at least 20 days prior to the Hanover Stockholders Meeting in such manner as Walter shall provide, one of the following alternatives: (i) following the Effective Time, all, but not less than all, of his or her Walter Options shall remain outstanding as Walter Options, (ii) following the Effective Time, all, but not less than all, of his or her Other Stock-Based Awards shall remain outstanding as Other Stock-Based Awards, or (iii) following the Effective Time, all, but not less than all, of his or her Walter Options and Other Stock-Based Awards shall remain outstanding as Walter Options and Other Stock-Based Awards, respectively. Each Walter Option and Other Stock-Based Award, to the extent not vested, exercisable or payable, as applicable, as of the Effective Time, shall not, as a result of the transactions contemplated by this Agreement, become vested, exercisable or payable, as applicable, but shall remain outstanding and become vested (in accordance with their terms at the time of grant) as long as such Current Spinco Employee remains employed with the Surviving Corporation; provided that employment with the Surviving Corporation shall be deemed to be continued employment with Walter for purposes of vesting, exercisability and payment of any such awards

Annex A-18

  that remain outstanding as Walter Options and Other Stock-Based Awards following the Effective Time.

          (c)    All Walter Options held by the Current Spinco Employees to be adjusted pursuant to Section 2.9(b) shall be converted into a right to acquire, on the same terms and conditions as were applicable to such Walter Options prior to the Effective Time:

              (i)  that number of shares of common stock of the Surviving Corporation determined by multiplying the number of shares of Walter Common Stock subject to such Walter Options by the Walter Exchange Ratio (defined below), rounded down, if necessary, to a whole share of common stock of the Surviving Corporation,

             (ii)  at a price per share (rounded up, if necessary, to the nearest whole penny) equal to the per share exercise price specified in such Walter Option divided by the Walter Exchange Ratio.

        For purposes of this Section 2.9(c), the Walter Exchange Ratio shall mean a fraction, the numerator of which shall be the fair market value (as defined in the Walter Stock Plans) in dollars per share of Walter Common Stock immediately prior to the Effective Time and the denominator of which is the closing sale price or, if no closing sale price is reported, the last reported sale price of the shares of Surviving Corporation common stock on the NYSE Alternext (or such other stock exchange on which the shares of Surviving Corporation common stock primarily trade) on the first full day of trading following the Effective Time.

          (d)    Each outstanding award to acquire Spinco Interests, whether or not exercisable (each a "Spinco Option"), granted under the 2007 Long-Term Incentive Award Plan of JWH Holding Company, LLC (the "Spinco LTIP") shall, as of the Effective Time, by action of Spinco (as assignee of JWHHC's rights and obligations under the Spinco LTIP pursuant to the Asset Transfer), be replaced (except for Spinco Options the treatment of which in the Merger is hereafter separately agreed to by Spinco and the holder of such Spinco Options, which Spinco Options shall be treated as so agreed, provided that such treatment does not involve the issuance by the Surviving Corporation of any consideration that results in Hanover Stockholder Shares representing less than that portion of the Adjusted Outstanding Surviving Corporation Shares equal to the Hanover Percentage) with an equity award denominated in common stock of the Surviving Corporation and appropriately adjusted to reflect the occurrence of the transactions contemplated by this Agreement; provided, that such equity award shall not result in the total number of Hanover Stockholder Shares representing less than that portion of the Adjusted Outstanding Surviving Corporation Shares equal to the Hanover Percentage immediately following the Effective Time.

              Notwithstanding anything to the contrary in the foregoing, it is acknowledged and agreed that Spinco and the holders of Spinco Options who are listed on Section 2.9(d)(i) of the Joint Disclosure Letter may agree separately that, as of the Effective Time, by action of Spinco, their Spinco Options shall be cancelled and cease to be outstanding. In consideration for their efforts in connection with the contemplated transactions and for no consideration being paid with respect to the cancellation of their Spinco Options, such holders shall be entitled to receive from the Surviving Corporation as soon as practicable after the Effective Time an aggregate number of restricted stock units that corresponds to notional shares of common stock of the Surviving Corporation (the "RSUs"). The number of RSUs shall be determined by multiplying (a) (x) the total number of shares of common stock of the Surviving Corporation that, absent such grant of RSUs, would be held by the holders of Spinco Interests immediately following the Effective Time ("Spinco Interest Holders") and (y) the Hanover Stockholder Shares, by (b) 0.03333. For the avoidance of doubt, and as contemplated in Section 2.2(a)(i) hereof, such number of RSUs (and the shares of common stock of the Surviving Corporation used to settle such RSUs) shall reduce

Annex A-19

  the number of shares of common stock of the Surviving Corporation that would otherwise be payable to Spinco Interest Holders immediately following the Effective Time, but shall not reduce the number of Hanover Stockholder Shares. Each such RSU shall be paid out with a single share of common stock of the Surviving Corporation no earlier than the third anniversary of the Effective Date. The details of the payment of the RSUs and the shares of the common stock of the Surviving Corporation shall be as specified on Section 2.9(d)(ii) of the Joint Disclosure Letter.

          (e)    As soon as practicable after the Effective Time, Surviving Corporation shall deliver to the holders of Newco Options or other outstanding awards denominated in or related to common stock of the Surviving Corporation (pursuant to the terms and conditions of this Section 2.9) appropriate notices setting forth such holders' rights thereunder (which, for the avoidance of doubt, shall have the same terms and conditions applicable to those awards prior to the Effective Time, except for such adjustments and changes permitted under the terms of the applicable plans to effectuate the provisions of this Agreement).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF WALTER

        Except (i) as set forth in the Walter Disclosure Letter (it being agreed that, except as otherwise expressly provided in the Disclosure Letter, disclosure of any item in any section of a Party's Disclosure Letter shall be deemed disclosure with respect to any other section to such Party's Disclosure Letter to which the relevance of such item is reasonably apparent on its face), (ii) as disclosed in the Walter SEC Documents (other than any disclosures included in such filings that are predictive, speculative or forward-looking in nature, including any disclosures in any "Risk Factors" sections thereof) or (iii) as expressly contemplated by the Executed Transaction Agreements, Walter represents and warrants to Hanover, as of each of the date of the Amended and Restated Merger Agreement and, subject to Section 8.3(a), the Effective Time (except to the extent such representations and warranties address matters as of a particular date), as follows:

        3.1    Organization, Qualification, Etc.    Walter is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Walter and its Subsidiaries have all requisite corporate power and authority to own, lease and operate the properties owned, leased or operated by the Spinco Business and to carry on the Spinco Business as now being conducted. Each of Walter and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by the Spinco Business, or the nature of the Spinco Business conducted by it, makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco or the Spinco Business.

        3.2    Corporate Authority; No Violation, Etc.    Walter has the requisite corporate power and authority to enter into this Agreement and each Executed Transaction Agreement to which Walter is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Walter of this Agreement and each Executed Transaction Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Walter. This Agreement has been duly executed and delivered by Walter and, assuming due authorization, execution and delivery by Hanover, JWHHC and Spinco, constitutes a legal, valid and binding agreement of Walter, enforceable against Walter in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general equity principles. Each Executed Transaction Agreement to which Walter is a party has been duly executed and delivered by Walter and, subject to due authorization, execution and delivery thereof by the other parties thereto, constitutes a legal, valid and

Annex A-20

binding agreement of Walter, enforceable against Walter in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general equity principles. None of the execution and delivery by Walter of this Agreement or any Executed Transaction Agreement, the consummation by Walter of the transactions contemplated hereby or thereby or compliance by Walter with any of the provisions hereof or thereof (i) violates or conflicts with any provisions of Walter's certificate of incorporation or bylaws, (ii) requires any consent, approval, authorization or permit of, registration, declaration or filing with, or notification to, any Governmental Authority or any other Person, (iii) results in a default (or an event that, with notice or lapse of time or both, would become a default) or gives rise to any right of termination or buy-out by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under, any Contract to which JWHHC, Spinco or any of the Spinco Retained Subsidiaries is a party or by which JWHHC, Spinco or any of the Spinco Retained Subsidiaries or any of the Spinco Assets is or will be bound or affected, (iv) results in the creation of a Lien on any of the Spinco Interests, capital stock of any Spinco Retained Subsidiary or on any of the Spinco Assets or (v) violates or conflicts with any Law applicable to Walter or any of its Subsidiaries (including JWHHC and Spinco and their respective Subsidiaries), or any of the properties, businesses or assets of any of the foregoing, other than such exceptions in the case of each of clauses (ii), (iii), (iv) and (v) above as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Walter.

        3.3    Brokers or Finders.    Except as set forth on Section 3.3 of the Walter Disclosure Letter, no agent, broker, investment banker, financial advisor or other similar Person is or will be entitled, by reason of any agreement, act or statement by Walter or any of its Subsidiaries, directors, officers or employees, to any financial advisory, broker's, finder's or similar fee or commission from, to reimbursement of expenses by or to indemnification or contribution by, in each case, Walter, JWHHC, Spinco or any of their respective Subsidiaries in connection with any of the transactions contemplated by this Agreement or the Executed Transaction Agreements.

        3.4    Walter Reports and Financial Statements.    (a) As of their respective dates, all reports, prospectuses, forms, schedules, registration statements, proxy statements or information statements required to be filed by Walter under the Securities Act or under the Exchange Act (the "Walter SEC Documents") complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of such Walter SEC Documents when filed contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Since January 1, 2007, Walter has timely filed all reports, registration statements and other filings required to be filed with the SEC under the rules and regulations of the SEC. The books and records of Walter and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements. Each of the foregoing representations in this Section 3.4 is made only with respect to information relating to the Spinco Business and with "materiality" being defined by reference to Walter as a whole and not by reference to JWHHC, Spinco or the Spinco Business.

          (b)    Each of the consolidated financial statements of Walter and its Subsidiaries included (or incorporated by reference) in the Walter SEC Documents (including the related notes and schedules, where applicable) fairly present (subject, in the case of the unaudited statements, to normal year-end auditing adjustments, none of which are expected to be material in nature or amount), in all material respects, the results of the consolidated operations and changes in stockholders' equity and cash flows and consolidated financial position of Walter and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth. Each of such consolidated financial statements (including the related notes and schedules, where applicable) complied, as of the date of filing, in all material respects with applicable accounting

Annex A-21

  requirements and with the published rules and regulations of the SEC applicable thereto and each of such financial statements (including the related notes and schedules, where applicable) were prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto.

        3.5    No Other Representations and Warranties.    Except for the representations and warranties contained in this Article 3 and except for any representations and warranties specifically set forth in the Executed Transaction Agreements, Hanover acknowledges that neither Walter nor any other Person makes any express or implied representation or warranty with respect to Walter and its Subsidiaries or otherwise or with respect to any other information provided to Hanover, whether on behalf of Walter or such other Persons. Neither Walter nor any other Person will have or be subject to any liability or indemnification obligation to Hanover or any other Person to the extent resulting from the distribution to Hanover or Hanover's use of, any information related to Walter and any other information, document, financial information or projections or material made available to Hanover in certain "data rooms," management presentations or any other form in connection with the transactions contemplated by this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF JWHHC AND SPINCO

        Except (i) as set forth in the Joint Disclosure Letter (it being agreed that, except as otherwise expressly provided in the Disclosure Letter, disclosure of any item in any section of a Party's Disclosure Letter shall be deemed disclosure with respect to any other section to such Party's Disclosure Letter to which the relevance of such item is reasonably apparent on its face), (ii) as disclosed in the Walter SEC Documents (other than any disclosures included in such filings that are predictive, speculative or forward-looking in nature, including any disclosures in any "Risk Factors" sections thereof) or (iii) as expressly contemplated by the Executed Transaction Agreements, (a) JWHHC, as of the date of the Amended and Restated Merger Agreement and except with respect to any portion of the following representations and warranties speaking as to Spinco, and (b) Spinco, subject to Section 8.3(a), as of the Effective Time (except to the extent such representations and warranties address matters as of a particular date) and except with respect to any portion of the following representations and warranties speaking as to JWHHC, represents and warrants to Hanover as follows:

        4.1    Organization, Qualification, Etc.    Each of JWHHC and Spinco is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Spinco has all requisite power and authority to own or lease and operate and use the Spinco Assets and carry on the Spinco Business as presently conducted and is duly qualified and licensed to do business and is in good standing in each jurisdiction in which the ownership or leasing of any Spinco Assets or the conduct of the Spinco Business requires such qualification, except for jurisdictions in which the failure to be so qualified or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco. Each of the Spinco Retained Subsidiaries is or will be at the Effective Time a corporation or (as indicated in Section 4.1 of the Joint Disclosure Letter) other legal entity duly organized, validly existing and, to the extent such concept or similar concept exists in the relevant jurisdiction, in good standing under the laws of the state or other jurisdiction of its incorporation or other organization, has or will have at the Effective Time all requisite power and authority to own or lease and operate and use its properties and assets and to carry on its business as presently conducted and is or will be duly qualified and licensed to do business and is or will be at the Effective Time in good standing in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco.

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        4.2    Capitalization and Other Matters.    (a) The Spinco Interests and the JWHHC Interests as of the date hereof each consist of one limited liability company interest, both of which are held by Walter. Immediately following the Distribution, (i) there will be outstanding a number of Spinco Interests equal to the number of shares of Walter Common Stock outstanding as of the Walter Record Date, (ii) no Spinco Interests will be held by Spinco in its treasury and (iii) no bonds, debentures, notes or other indebtedness of Spinco or any of the Spinco Retained Subsidiaries having the right to vote (or convertible into securities having the right to vote) on any matters on which holders of limited liability company interests in Spinco (including Spinco Interests) may vote ("Spinco Voting Debt") will be issued or outstanding. All outstanding Spinco Interests are, and all Spinco Interests which may be issued will be, when issued, duly authorized, validly issued, fully paid and not subject to preemptive rights. Except as set forth in this Section 4.2, as of the date of this Agreement there are not outstanding (i) any Spinco Interests, JWHHC Interests, Spinco Voting Debt or other voting securities of Spinco or JWHHC, (ii) any securities of JWHHC, Spinco or any of the Spinco Retained Subsidiaries convertible into or exchangeable for Spinco Interests, Spinco Voting Debt or other voting securities of Spinco or JWHHC or (iii) except as contemplated by the Asset Transfer or as set forth in Section 2.9 and Section 7.5, any options, warrants, calls, rights (including preemptive rights), commitments or other Contracts (other than this Agreement and the Executed Transaction Agreements) to which JWHHC, Spinco or any of the Spinco Retained Subsidiaries is a party or by which JWHHC, Spinco or any of the Spinco Retained Subsidiaries will be bound obligating JWHHC, Spinco or any of the Spinco Retained Subsidiaries to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, or otherwise relating to, JWHHC Interests, Spinco Interests, Spinco Voting Debt or other voting securities of JWHHC, Spinco or any of the Spinco Retained Subsidiaries or obligating JWHHC, Spinco or any of the Spinco Retained Subsidiaries to grant, extend or enter into any such option, warrant, call, right, commitment or Contract. Section 4.2 of the Joint Disclosure Letter contains a true and complete list of each entity that will be a material Subsidiary of Spinco at the Effective Time, including its jurisdiction of organization, Spinco's interest therein and a brief description of the principal line or lines of business conducted by each such material Subsidiary. All the issued and outstanding shares of capital stock of, or other equity or voting interests in, each Spinco Retained Subsidiary are, as of the date of this Agreement owned by JWHHC, by a Spinco Retained Subsidiary wholly-owned by JWHHC or by JWHHC and another Spinco Retained Subsidiary wholly-owned by JWHHC, and will be, as of the Effective Time, owned by Spinco, by another wholly-owned Spinco Retained Subsidiary or by Spinco and another wholly-owned Spinco Retained Subsidiary, in each case free and clear of all Liens and are and will be duly authorized, validly issued, fully paid and nonassessable.

          (b)    Except for the Limited Liability Company Agreement of Spinco, there are no stockholder agreements, voting trusts or other Contracts to which Spinco is a party or by which it is bound relating to the voting or transfer of any Spinco Interests. As of the date of this Agreement, Spinco does not own, directly or indirectly, any capital stock of, or other equity interest or voting interests in, any corporation, partnership, joint venture, association, limited liability company or other entity. Except for the Limited Liability Company Agreement of JWHHC, there are no stockholder agreements, voting trusts or other Contracts to which JWHHC is a party or by which it is bound relating to the voting or transfer of any JWHHC Interests. Except for the shares of capital stock of, or other equity interest in, its Subsidiaries, as of the date of this Agreement, JWHHC does not own, directly or indirectly, any capital stock of, or other equity interest or voting interests in, any corporation, partnership, joint venture, association, limited liability company or other entity.

        4.3    Authority; No Violation, Etc.    Each of Spinco and JWHHC has the requisite limited liability company power and authority to enter into this Agreement and each Executed Transaction Agreement to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each of

Annex A-23

JWHHC and Spinco of this Agreement and each such Executed Transaction Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite limited liability company action on the part of JWHHC or Spinco, as applicable. This Agreement has been duly executed and delivered by each of JWHHC and Spinco and, assuming the due authorization, execution and delivery of this Agreement by Hanover and Walter, constitutes a legal, valid and binding agreement of each of JWHHC and Spinco, enforceable against each of JWHHC and Spinco in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general equity principles. Each Executed Transaction Agreement to which JWHHC or Spinco is a party has been duly executed and delivered by JWHHC or Spinco, as applicable, and, assuming the due authorization, execution and delivery thereof by each of the other parties thereto, constitutes a legal, valid and binding agreement of JWHHC or Spinco, as applicable, enforceable against either JWHHC or Spinco, as applicable, in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general equity principles. None of the execution and delivery by JWHHC or Spinco of this Agreement or any Executed Transaction Agreement, the consummation by JWHHC or Spinco of the transactions contemplated hereby or thereby or compliance by JWHHC or Spinco with any of the provisions hereof or thereof (i) violates or conflicts with any provisions of JWHHC's or Spinco's or any Spinco Retained Subsidiary's organizational documents, (ii) requires any consent, approval, authorization or permit of, registration, declaration or filing with, or notification to, any Governmental Authority or any other Person, (iii) results in a default (or an event that, with notice or lapse of time or both, would become a default) or gives rise to any right of termination or buy-out by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under any Contract to which JWHHC, Spinco or any of the Spinco Retained Subsidiaries is a party or by which JWHHC, Spinco or any of the Spinco Retained Subsidiaries or any of the Spinco Assets is bound or affected, (iv) results in the creation of a Lien on any of the JWHHC Interests, Spinco Interests, capital stock of any Spinco Retained Subsidiaries or on any of the Spinco Assets or (v) violates or conflicts with any Law applicable to JWHHC, Spinco or any of the Spinco Retained Subsidiaries, or any of the properties, businesses or assets of any of the foregoing, other than such exceptions in the case of each of clauses (ii), (iii), (iv) and (v) above as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco.

        4.4    Spinco Retained Subsidiaries Financial Statements.    Section 4.4 of the Joint Disclosure Letter sets forth: (a) the unaudited consolidated statement of income of the Spinco Retained Subsidiaries for the six months ended June 30, 2008; and (b) the unaudited consolidated balance sheet of the Spinco Retained Subsidiaries as at June 30, 2008 (collectively, the "Spinco Retained Subsidiaries Financial Statements xe "Financial Statements" "). The Spinco Retained Subsidiaries Financial Statements have been prepared from books and records maintained in good faith by JWHHC and Spinco consistent with past practice. The Spinco Retained Subsidiaries Financial Statements (including related footnotes) fairly present, in all material respects, the results of operations and financial position of the Spinco Retained Subsidiaries for such fiscal periods or as of the date therein set forth. The Spinco Retained Subsidiaries Financial Statements (including related footnotes) have been prepared from the financial records of the Spinco Retained Subsidiaries and are consistent with the segment information presented in the consolidated financial statements of Walter in the Walter SEC Documents. As of the Effective Time, Spinco and the Spinco Retained Subsidiaries will own the Spinco Business and the Spinco Assets, as reflected in the Spinco Retained Subsidiaries Financial Statements, with only such changes that have occurred in the ordinary course of business since the date of such statements.

        4.5    Undisclosed Liabilities.    Except as set forth in the Spinco Retained Subsidiaries Financial Statements, none of JWHHC, Spinco and the Spinco Retained Subsidiaries has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) other than (i) liabilities or obligations incurred in the ordinary course of business since June 30, 2008, (ii) liabilities or

Annex A-24

obligations not required to be disclosed on a balance sheet prepared in accordance with GAAP or in the notes thereto, (iii) liabilities that have been discharged or paid in full prior to the date hereof in the ordinary course of business consistent with past practice or (iv) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco.

        4.6    Absence of Material Adverse Effect.    Except (i) as specifically contemplated or permitted by this Agreement or the Executed Transaction Agreements, (ii) as set forth in the Spinco Retained Subsidiaries Financial Statements or (iii) for changes resulting from the announcement of this Agreement or the transactions contemplated hereby, since June 30, 2008, the Spinco Business has been conducted in all material respects in the ordinary course, and there has not been any event that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco.

        4.7    Actions; Litigation.    (a) No Action against Walter, any of Walter's Subsidiaries, JWHHC, any Subsidiary of JWHHC, Spinco, any Spinco Retained Subsidiary or the Spinco Business is pending or, to JWHHC's or Spinco's Knowledge, threatened, except with respect to such Actions the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco.

          (b)    There is no Ruling against Walter, any of Walter's Subsidiaries, JWHHC, any Subsidiary of JWHHC, Spinco, any Spinco Retained Subsidiary or the Spinco Business, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco.

        4.8    Licenses; Compliance with Laws.    (a) JWHHC, Spinco and the Spinco Retained Subsidiaries hold all Licenses that are required for the conduct of the Spinco Business as currently conducted and are in material compliance with the terms of all such Licenses so held, except, in the case of each of the foregoing, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco.

          (b)    Except with respect to Environmental Laws, tax matters, employee benefits, and labor matters (which are addressed in Sections 4.10, 4.11, 4.12 and 4.13 respectively), JWHHC, Spinco and the Spinco Retained Subsidiaries are in compliance with all Laws of any Governmental Authority applicable to any of them or their respective operations, except to the extent such noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco.

        4.9    Proxy Statement/Prospectus; Registration Statement.    None of the information regarding Walter or its Subsidiaries or JWHHC, Spinco or the Spinco Retained Subsidiaries or the Spinco Business provided by Walter, JWHHC or Spinco for inclusion in, or incorporation by reference into, the Proxy Statement/Prospectus or the Registration Statement will, in the case of the definitive Proxy Statement/Prospectus or any amendment or supplement thereto, at the time of the mailing of the definitive Proxy Statement/Prospectus and any amendment or supplement thereto and at the time of the Hanover Stockholders Meeting, or, in the case of the Registration Statement, at the time it becomes effective, at the time of the Hanover Stockholders Meeting and at the Effective Time, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

        4.10    Environmental Matters.    (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco:

              (i)  Each of JWHHC, Spinco and the Spinco Retained Subsidiaries has obtained all Licenses under Environmental Laws required for the conduct and operation of the Spinco

Annex A-25

    Business and is in compliance with the terms and conditions contained therein, and is in compliance with all Environmental Laws applicable to the Spinco Business;

             (ii)  None of Spinco, JWHHC and the Spinco Retained Subsidiaries is subject to any contractual environmental indemnification obligation regarding the Spinco Business or the Spinco Assets;

            (iii)  There are no Environmental Claims pending or, to JWHHC's or Spinco's Knowledge, threatened against Spinco, JWHHC or any of the Spinco Retained Subsidiaries with respect to the Spinco Business;

            (iv)  There is no condition on, at or under any property (including the air, soil and ground water) currently or, to JWHHC's or Spinco's Knowledge, formerly owned, leased or used by Spinco, JWHHC or any of the Spinco Retained Subsidiaries (including off-site waste disposal facilities) or created by Spinco's, JWHHC's or any Spinco Retained Subsidiary's operations that would create liability for Spinco or any Spinco Retained Subsidiary under applicable Environmental Laws; and

             (v)  There are no past or present actions, activities, circumstances, events or incidents (including the release, emission, discharge, presence or disposal of any Hazardous Material) with respect to Spinco, JWHHC or any of the Spinco Retained Subsidiaries that are reasonably expected to form the basis of a claim against Spinco or any of the Spinco Retained Subsidiaries under Environmental Laws or create liability for Spinco or any of the Spinco Retained Subsidiaries under applicable Environmental Laws.

          (b)    Notwithstanding any provision of this Agreement to the contrary, this Section 4.10 constitutes the sole and exclusive representations and warranties of Spinco relating to Environmental Laws, Environmental Claims or Hazardous Materials.

        4.11    Tax Matters.    (a) (i) All material Tax Returns relating to JWHHC, Spinco, the Spinco Business and the Spinco Retained Subsidiaries required to be filed on or prior to the Closing Date have been timely filed or will be timely filed (including those for which appropriate extensions have been obtained), (ii) all such Tax Returns, to the extent they relate to JWHHC, Spinco, the Spinco Business and the Spinco Retained Subsidiaries, are correct and complete in all material respects, (iii) all material Taxes relating to JWHHC, Spinco, the Spinco Business or any Spinco Retained Subsidiary required to be paid on or prior to the Closing Date have been timely paid or reserved for and (iv) all material Taxes relating to JWHHC, Spinco, the Spinco Business and the Spinco Retained Subsidiaries for any taxable period (or a portion thereof) beginning on or prior to the Closing Date (which are not yet due and payable) are properly provided for in JWHHC's or Spinco's books and records, as applicable.

          (b)    No audits or other administrative proceedings or court proceedings are presently pending with regard to any material Taxes or material Tax Return of Walter, JWHHC, Spinco or any Spinco Retained Subsidiary relating to the Spinco Business as to which any taxing authority has asserted in writing any claim.

          (c)    Neither JWHHC, Spinco nor any Spinco Retained Subsidiary (i) is a party to or bound by or has any obligation under any written Tax allocation, sharing or similar agreement or arrangement other than with respect to the group for which Walter is the common parent or (ii) is or has been a member of any consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes (other than groups which include members of the Walter consolidated group).

          (d)    Neither Walter, its Subsidiaries, JWHHC, Spinco nor any of the Spinco Retained Subsidiaries has taken any action or knows of any fact or circumstance that could reasonably be

Annex A-26

  expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

        4.12    Benefit Plans.    (a) Section 4.12(a) of the Joint Disclosure Letter lists each material "employee benefit plan" (within the meaning of Section 3(3) ERISA), and each severance, change in control or employment plan, program or agreement, and vacation, incentive, bonus, stock option, stock purchase, and restricted stock plan, program or policy that Spinco will, as a result of the Asset Transfer, assume sponsorship or maintenance of from JWHHC, in which any individual who is currently or has been an officer, director or employee of JWHHC or Spinco participates (collectively, the "Spinco Benefit Plans").

          (b)    The Spinco Benefit Plans are in compliance with all applicable requirements of ERISA, the Code, and other applicable laws and have been administered in all material respects in accordance with their terms and such laws, except where the failure to so comply would not have a Material Adverse Effect. Each Spinco Benefit Plan that is intended to be qualified within the meaning of Section 401 of the Code has received a favorable determination letter as to its qualification and no event has occurred or condition is known to exist that would reasonably be expected to adversely affect such qualification.

          (c)    There are no pending or, to the Knowledge of JWHHC or Spinco, threatened claims with respect to any Spinco Benefit Plans, other than ordinary and usual claims for benefits by participants and beneficiaries.

        4.13    Labor Matters.    (a) (i) None of Spinco, JWHHC nor any Spinco Retained Subsidiary is a party to, or bound by, any (A) collective bargaining agreement or (B) other Contract with a labor union or labor organization, nor is any such Contract presently being negotiated; (ii) none of Spinco, JWHHC nor any of the Spinco Retained Subsidiaries is the subject of any proceeding asserting that Spinco, JWHHC or any of the Spinco Retained Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages or conditions of employment, nor, to JWHHC's or Spinco's Knowledge, is such proceeding threatened; (iii) there is no strike, work stoppage, lockout or other labor dispute involving Spinco, JWHHC or any of the Spinco Retained Subsidiaries pending or, to JWHHC's or Spinco's Knowledge, threatened; (iv) there have been no claims initiated by any labor organization to represent any employees of Spinco or JWHHC not currently represented by a labor organization within the past five years, nor, to JWHHC's or Spinco's Knowledge, are there any campaigns being conducted to solicit cards from employees to authorize representation by any labor organization; and (v) Spinco, JWHHC and the Spinco Retained Subsidiaries are in compliance with their obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988, as amended ("WARN"), and all other notification and bargaining obligations arising under any collective bargaining agreement, statute or otherwise.

          (b)    Each of JWHHC and Spinco is in compliance in all material respects with all applicable U.S. and non-U.S. laws relating to employment practices, terms and conditions of employment, and the employment of former, current, and prospective employees, independent contractors and "leased employees" (within the meaning of Section 414(n) of the Code) of JWHHC or Spinco including all such U.S. and non-U.S. laws, agreements and contracts relating to wages, hours, collective bargaining, employment discrimination, immigration, disability, civil rights, human rights, fair labor standards, occupational safety and health, workers' compensation, pay equity, wrongful discharge and violation of the potential rights of such former, current, and prospective employees, independent contractors and leased employees, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco.

Annex A-27

        4.14    Intellectual Property.    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco, (i) JWHHC, Spinco or the Spinco Retained Subsidiaries own all right, title, and interest in or have the valid right to use all the Intellectual Property that is used in the Spinco Business as currently conducted, free of all Liens; (ii) no Action or Ruling is asserted, pending or, to JWHHC's or Spinco's Knowledge, is threatened (including "cease and desist" letters or invitations to take a patent license) against Spinco, JWHHC or any of the Spinco Retained Subsidiaries by any Person with respect to Intellectual Property; (iii) the material Intellectual Property that is owned by JWHHC, Spinco and the Spinco Retained Subsidiaries is subsisting and unexpired, valid and enforceable, and is not being infringed or violated by any Person; (iv) Spinco's, JWHHC's and the Spinco Retained Subsidiaries' conduct of the Spinco Business as currently conducted does not infringe or violate the rights of any Person; (v) Spinco, JWHHC and the Spinco Retained Subsidiaries take all reasonable actions to protect and maintain (x) their Intellectual Property (including any that is confidential in nature) and (y) the security, integrity and continuous and proper operation of their Software (including any data processed or stored therein or transmitted thereby); and (vi) Spinco, JWHHC and the Spinco Retained Subsidiaries have caused all Persons who created, invented or contributed to any material proprietary Intellectual Property to assign in writing to Spinco (or, prior to the date of the Asset Transfer, JWHHC) all of their rights therein that do not vest with Spinco (or, prior to the date of the Asset Transfer, JWHHC) initially by operation of law.

        4.15    Material Contracts.    Neither JWHHC, Spinco nor any of the Spinco Retained Subsidiaries is a party to or bound by (a) any "material contract" as defined in Item 601(b)(10) of Regulation S-K of the SEC or any agreement, contract or commitment that would be such a "material contract" but for the exception for contracts entered into in the ordinary course of business or (b) any non-competition agreement or any other agreement or obligation that materially limits or will materially limit Spinco or any of the Spinco Retained Subsidiaries from engaging in the Spinco Business. Except as would not result in a Material Adverse Effect on Spinco, each of the material contracts referred to in the preceding sentence is valid and in full force and effect and neither Spinco, JWHHC nor any of the Spinco Retained Subsidiaries has violated any provisions of, or committed or failed to perform any act that, with or without prejudice, lapse of time, or both, would constitute a default under the provisions of any such material contract.

        4.16    Vote Required.    The affirmative vote of Walter, as the sole member of Spinco prior to the Distribution, is not required to effect the transactions contemplated by this Agreement and the Executed Transaction Agreements. The approval of Spinco's members after the Distribution Date will not be required to effect the transactions contemplated by this Agreement and the Executed Transaction Agreements. The approval of Walter's stockholders is not required to effect the transactions contemplated by this Agreement and the Executed Transaction Agreements.

        4.17    Assets.    (a) After the Distribution, Spinco or one of the Spinco Retained Subsidiaries will have good, valid and marketable title to, or in the case of leased properties and assets, valid leasehold interests in, all of the Spinco Assets except where the failure to have such good, valid and marketable title or valid leasehold interests would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco, in each case subject to no Liens, except for (i) Liens reflected in the Spinco Retained Subsidiaries Financial Statements, (ii) Liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially detract from the value of, or materially impair the use of, such property as it is presently used in connection with the Spinco Business, (iii) Liens for current Taxes, assessments or governmental charges or levies on property not yet due or which are being contested in good faith and for which appropriate reserves in accordance with GAAP have been created, (iv) mechanic's, materialmen's and similar Liens arising in the ordinary course of business or by operation of law, (v) any conditions that are shown on any surveys previously

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delivered to Hanover of such real property and (vi) Liens which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco.

          (b)   Section 4.17 of the Joint Disclosure Letter lists all material services currently provided to the Spinco Business by Walter or any of its Affiliates (other than Spinco or the Spinco Retained Subsidiaries).

        4.18    Insurance.    As of the date hereof and until the Distribution, (a) Spinco, JWHHC and the Spinco Retained Subsidiaries are insured under insurance policies maintained by Walter with reputable and financially sound insurers against such risks and in such amounts as is sufficient to comply with applicable Law, consistent with industry practice and which the management of Spinco or JWHHC, as applicable, reasonably has determined to be prudent, (b) Spinco, JWHHC and the Spinco Retained Subsidiaries are in material compliance with such insurance policies relating to the Spinco Business and the Spinco Assets and are not in default under any of the material terms thereof, (c) each such policy is outstanding and in full force and effect and Spinco or one or more of the Spinco Retained Subsidiaries is (or Spinco will be following the Asset Transfer) included as an insured party under such policy or has full rights as a loss payee, (d) no written notice of cancellation or termination has been received by Walter or any of its Subsidiaries, JWHHC, Spinco or any Spinco Retained Subsidiary, with respect to any such policy and (e) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

        4.19    No Other Representations and Warranties.    (a) Except for the representations and warranties contained in this Article 4 and except for any representations and warranties specifically set forth in the Executed Transaction Agreements, Hanover acknowledges that neither JWHHC, Spinco nor any other Person makes any express or implied representation or warranty with respect to JWHHC, Spinco or the Spinco Retained Subsidiaries, the Spinco Business or otherwise or with respect to any other information provided to Hanover, whether on behalf of Walter, JWHHC, Spinco or such other Persons, including as to (i) merchantability or fitness for any particular use or purpose, (ii) the use of the Spinco Assets and the assets of the Spinco Business and the operation of the Spinco Business after the Closing in any manner or (iii) the success or profitability of the ownership, use or operation of the Spinco Business after the Closing. None of Walter, JWHHC, Spinco nor any other Person will have or be subject to any liability or indemnification obligation to Hanover or any other Person to the extent resulting from the distribution to Hanover, or Hanover's use of, any information related to the Spinco Business and any other information, document or material made available to Hanover in certain "data rooms," management presentations or any other form in connection with the transactions contemplated by this Agreement and the Executed Transaction Agreements.

          (b)   In connection with Hanover's investigation of the Spinco Business, Hanover may have received or may receive from or on behalf of Walter, JWHHC, Spinco or any of their respective Subsidiaries certain projections or forward-looking statements, including projected statements of operating revenues and income from operations. Hanover acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Hanover is familiar with such uncertainties, that Hanover is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that Hanover, in the absence of fraud, shall have no claim against Walter, JWHHC, Spinco or any of their respective Subsidiaries or any other Person acting on their behalf with respect thereto. Accordingly, neither Walter, JWHHC, Spinco nor their respective Subsidiaries make any representation or warranty with respect to such estimates, projections, forward-looking statements and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and other forecasts and plans).

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 ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF HANOVER

        Except (i) as set forth in the Hanover Disclosure Letter (it being agreed that, except as otherwise expressly provided in the Disclosure Letter, disclosure of any item in any section of a Party's Disclosure Letter shall be deemed disclosure with respect to any other section to such Party's Disclosure Letter to which the relevance of such item is reasonably apparent on its face), (ii) as disclosed in the Hanover SEC Documents (other than any disclosures included in such filings that are predictive, speculative or forward-looking in nature, including any disclosures in any "Risk Factors" sections thereof) or (iii) as expressly contemplated by the Executed Transaction Agreements, Hanover represents and warrants to Walter and Spinco, as of each of the date of the Amended and Restated Merger Agreement and, subject to Section 8.2(a), the Effective Time (except to the extent such representations and warranties address matters as of a particular date), as follows:

        5.1    Organization, Qualification, Etc.    Hanover is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. Hanover has all requisite power and authority to own or lease and operate and use its properties and assets and carry on its business as presently conducted and is duly qualified and licensed to do business and is in good standing in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover. Each of the Hanover Subsidiaries is a corporation or (as indicated in Section 5.1 of the Hanover Disclosure Letter) other legal entity duly organized, validly existing and, to the extent such concept or similar concept exists in the jurisdiction specified in Section 5.1 of the Hanover Disclosure Letter, in good standing under the laws of the state or other jurisdiction of its incorporation or other organization, has all requisite power and authority to own or lease and operate and use its properties and assets and to carry on its business as presently conducted and is duly qualified and licensed to do business and is in good standing in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover.

        5.2    Stock and Other Matters.    (a) The authorized stock of Hanover consists of 90,000,000 shares of Hanover Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share ("Hanover Preferred Stock"). At the close of business on the date of the Amended and Restated Merger Agreement, (i) (A) 8,654,562 shares of Hanover Common Stock were issued and outstanding, 529,376 shares of Hanover Common Stock were reserved for issuance pursuant to the Hanover Stock Plans, options to purchase 74,234 shares of Hanover Common Stock were outstanding and 6,762,793 shares of Hanover Common Stock were reserved for issuance in the Exchange Share Issuance and (B) no shares of Hanover Preferred Stock were outstanding, and (ii) no bonds, debentures, notes or other indebtedness of Hanover or any of its Subsidiaries having the right to vote (or convertible into securities having the right to vote) on any matters on which holders of shares of capital stock of Hanover (including Hanover Common Stock) may vote ("Hanover Voting Debt") were issued or outstanding. All outstanding shares of Hanover Common Stock are, and all shares thereof which may be issued will be, when issued, duly authorized, validly issued, fully paid and not subject to preemptive rights. Except as set forth in this Section 5.2, there are not outstanding (i) any shares of stock of Hanover, Hanover Voting Debt, Hanover Common Stock or other voting securities of Hanover, (ii) any securities of Hanover or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of Hanover, Hanover Voting Debt, Hanover Common Stock or other voting securities of Hanover or (iii) any options, warrants, calls, rights (including preemptive rights), commitments or other Contracts (other than this Agreement and the Executed Transaction Agreements) to which Hanover or any of its Subsidiaries is a party or by which Hanover or any of its Subsidiaries will be bound obligating

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Hanover or any of its Subsidiaries to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, or otherwise relating to, shares of stock of Hanover, Hanover Voting Debt, Hanover Common Stock or other voting securities of Hanover or any of its Subsidiaries or obligating Hanover or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, commitment or Contract. Section 5.2 of the Hanover Disclosure Letter contains a true and complete list of each Subsidiary of Hanover at the Effective Time, including its jurisdiction of organization, Hanover's interest therein and a brief description of the principal line or lines of business conducted by each such Subsidiary. All the issued and outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of Hanover are owned by Hanover, by another wholly-owned Subsidiary of Hanover or by Hanover and another wholly-owned Subsidiary of Hanover, free and clear of all Liens, and are duly authorized, validly issued, fully paid and non-assessable.

          (b)   Other than the Voting Agreement, there are no stockholder agreements, voting trusts or other Contracts to which Hanover is a party or by which it is bound relating to the voting or transfer of any shares of stock of Hanover. Except for the shares of capital stock of, or other equity interest in, its Subsidiaries, as of the date of the Amended and Restated Merger Agreement, Hanover did not own, directly or indirectly, any capital stock of, or other equity interest or voting interests in, any corporation, partnership, joint venture, association, limited liability company or other entity.

        5.3    Corporate Authority; No Violation, Etc.    Hanover has the requisite corporate power and authority to enter into this Agreement and each Executed Transaction Agreement to which it is a party and, subject in the case of this Agreement, to obtaining the Requisite Approvals, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Hanover of this Agreement and the Executed Transaction Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Hanover, subject, in the case of the performance of this Agreement and the consummation of the transactions contemplated, to obtaining the Requisite Approvals. This Agreement has been duly executed and delivered by Hanover and, assuming due authorization, execution and delivery of this Agreement by Walter, Spinco and JWHHC, constitutes a legal, valid and binding agreement of Hanover, enforceable against Hanover in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general equity principles. Each Executed Transaction Agreement to which Hanover is a party has been duly executed and delivered by Hanover and, assuming the due authorization, execution and delivery thereof by each of the other parties thereto, constitutes a legal, valid and binding agreement of Hanover, enforceable against Hanover in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general equity principles. None of the execution and delivery by Hanover of this Agreement or of any Executed Transaction Agreement to which it is a party, the consummation by Hanover of the transactions contemplated hereby or thereby or compliance by Hanover with any of the provisions hereof or thereof (i) violates or conflicts with any provisions of Hanover's current charter (the "Charter") or bylaws (the "Bylaws") or will violate or conflict with any provisions of the Amended and Restated Charter or the Amended and Restated Bylaws, (ii) requires any consent, approval, authorization or permit of, registration, declaration or filing with, or notification to, any Governmental Authority or any other Person, other than the Requisite Approvals, (iii) results in a default (or an event that, with notice or lapse of time or both, would become a default) or gives rise to any right of termination or buy-out by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under any Contract to which Hanover or any of its Subsidiaries is a party or by which Hanover or any of its Subsidiaries or any of their respective assets or properties is bound or affected, (iv) results in the creation of a Lien on any of the issued and outstanding shares of Hanover

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Common Stock or capital stock of any Subsidiaries or on any of the assets of Hanover or its Subsidiaries or (v) violates or conflicts with any Law applicable to Hanover or any of its Subsidiaries, or any of the properties, businesses or assets of any of the foregoing, other than such exceptions in the case of each of clauses (ii), (iii), (iv) and (v) above as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover.

        5.4    Affiliate Transactions.    There are no transactions, agreements, arrangements or understandings between (i) Hanover or its Subsidiaries, on the one hand, and (ii) Hanover's Affiliates (other than wholly-owned Subsidiaries of Hanover) and other Persons, on the other hand, of the type that are required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

        5.5    Hanover Reports and Financial Statements.    (a) Hanover has filed all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since January 1, 2007 (all such forms, reports, statements, certificates and other documents filed with or furnished to the SEC since January 1, 2007, with any amendments thereto, collectively, the "Hanover SEC Documents"), each of which, including any financial statements or schedules included therein, as finally amended prior to the date hereof, has complied as to form in all material respects with the applicable requirements of the Securities Act and Exchange Act as of the date filed with the SEC. None of Hanover's Subsidiaries is required to file periodic reports with the SEC. None of the Hanover SEC Documents contained, when filed with the SEC and, if amended prior to the date of this Agreement, as of the date of such amendment, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of the Amended and Restated Merger Agreement, there were no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Hanover SEC Documents. To the Knowledge of Hanover, none of the Hanover SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

          (b)   Each of the consolidated financial statements of Hanover and its Subsidiaries included (or incorporated by reference) in the Hanover SEC Documents (including the related notes and schedules, where applicable) fairly present (subject, in the case of the unaudited statements, to normal year-end auditing adjustments, none of which are expected to be material in nature or amount), in all material respects, the results of the consolidated operations and changes in stockholders' equity and cash flows and consolidated financial position of Hanover and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth. Each of such consolidated financial statements (including the related notes and schedules, where applicable) complied, as of the date of filing, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC applicable thereto and each of such financial statements (including the related notes and schedules, where applicable) were prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto.

          (c)   Except (i) for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of Hanover and its consolidated Subsidiaries included in the most recent consolidated financial statements of Hanover included in Hanover's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, (ii) for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2008, (iii) for liabilities that have been discharged or paid in full prior to the date hereof in the ordinary course of business consistent with past practice or (iv) for liabilities that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Hanover, neither Hanover nor any

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  of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due).

        5.6    Absence of Certain Changes or Events.    (a) Except (i) as specifically contemplated or permitted by this Agreement and the Executed Transaction Agreements, (ii) as set forth in the financial statements as of and for the six months ended June 30, 2008, and as of and for the year ended December 31, 2007, in each case, included in the Hanover SEC Documents and (iii) for changes resulting from the announcement of this Agreement or the transactions contemplated hereby, since June 30, 2008, the business of Hanover has been conducted in all material respects only in the ordinary course, and there has not been any event that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover.

          (b)   Since June 30, 2008, there has not been (i) any declaration, setting aside or payment of or dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Hanover's or any of its Subsidiaries capital stock or other equity or voting interests, except for dividends by a wholly owned Subsidiary of Hanover to its stockholders, (ii) any purchase, redemption or other acquisition by Hanover or any of its Subsidiaries of any shares of capital stock of, or other equity or voting interests in, Hanover or any of its Subsidiaries or any options, warrants, calls or rights to acquire such shares or other interests, (iii) other than in connection with the amendment and restatement of Hanover's Charter as set forth in the Articles of Amendment and Restatement, any split, combination or reclassification of any of Hanover's stock or other equity or voting interests or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of stock of, or other equity or voting interest in, Hanover, (iv) other than as would be permitted by Section 6.2, any change by Hanover or its Subsidiaries in its accounting principles, practices or methods or (v) any increase in the compensation payable by Hanover or any of its Subsidiaries to officers or key employees or any material amendment of any of the Hanover Benefit Plans except for increases or amendments (A) required by applicable Law, (B) in the ordinary and usual course of business consistent with past practice or (C) permitted by Section 6.2.

        5.7    Sarbanes-Oxley Compliance; Internal Controls.    Hanover has made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, and the related rules and regulations promulgated thereunder with respect to Hanover's filings pursuant to the Exchange Act. Hanover has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) designed to ensure that material information relating to Hanover, including its Subsidiaries, is made known on a timely basis to the individuals responsible for the preparation of Hanover's filings with the SEC and other public disclosure documents. Except as would not reasonably be expected to have a Material Adverse Effect on Hanover, (a) Hanover has established and maintains a system of internal accounting control over financial reporting sufficient to comply with all legal and accounting requirements applicable to Hanover and its Subsidiaries, (b) Hanover has disclosed, based on its most recent evaluation of internal controls, to Hanover's auditors and its audit committee, (i) any significant deficiencies and material weaknesses in the design or operation of its internal accounting controls which are reasonably likely to materially and adversely affect Hanover's ability to record, process, summarize, and report financial information, and (ii) any fraud known to Hanover that involves management or other employees who have a significant role in internal controls, and (c) Hanover has not received any complaint, allegation, assertion, or claim in writing regarding the accounting practices, procedures, methodologies, or methods of Hanover or its internal accounting controls over financial reporting, including any such complaint, allegation, assertion, or claim that Hanover has engaged in questionable accounting or auditing practices.

        5.8    Actions; Litigation.    (a) No material Action against Hanover or any of Hanover's Subsidiaries, is pending or, to Hanover's Knowledge, threatened, except with respect to such Actions the outcome of

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which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover.

          (b)   There is no Ruling against Hanover, any of its Subsidiaries, or any of its or their businesses or properties that (i) would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover or (ii) would prevent or materially delay the consummation of the Merger or Hanover's ability to observe and perform its obligations hereunder.

          (c)   There is no reasonable or credible basis for any Action to be brought against Hanover or any of Hanover's Subsidiaries or any employee thereof alleging fraud or misrepresentation in connection with, or breach of, any Contract in existence on July 31, 2008.

        5.9    Licenses; Compliance with Laws.    (a) Hanover and its Subsidiaries hold all Licenses that are required for the conduct of the businesses of Hanover and its Subsidiaries as currently conducted and are, and at all times have been, in compliance with the terms of all such Licenses so held, except, in the case of each of the foregoing, as has not had, and as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Hanover.

          (b)   Except with respect to Environmental Laws, tax matters, employee benefits and labor matters (which are addressed in Sections 5.11, 5.12, 5.13 and 5.14, respectively), Hanover and its Subsidiaries are, and at all times have been, in compliance with all Laws of any Governmental Authority applicable to any of them or their respective operations, except to the extent such noncompliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Hanover.

        5.10    Proxy Statement/Prospectus; Registration Statement.    None of the information included in, or incorporated by reference into, the Proxy Statement/Prospectus or the Registration Statement will, in the case of the definitive Proxy Statement/Prospectus or any amendment or supplement thereto, at the time of the mailing of the definitive Proxy Statement/Prospectus and any amendment or supplement thereto, and at the time of the Hanover Stockholders Meeting, or, in the case of the Registration Statement, at the time it becomes effective, at the time of the Hanover Stockholders Meeting and at the Effective Time, other than in each case, as to information supplied in writing by Walter or Spinco or any of their Affiliates expressly for inclusion therein, as to which no representation is made, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Registration Statement will comply in all material respects with the provisions of the Securities Act and the Exchange Act and any other applicable Law as of the date of such filing.

        5.11    Environmental Matters.    (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover:

              (i)  Each of Hanover and its Subsidiaries has obtained all Licenses under Environmental Laws required for the conduct and operation of its business and is in compliance with the terms and conditions contained therein, and is in compliance with all applicable Environmental Laws;

             (ii)  None of Hanover and its Subsidiaries is subject to any contractual environmental indemnification obligation regarding businesses currently or formerly owned, leased or operated by Hanover or any of its Subsidiaries or regarding properties or facilities currently or formerly owned, leased or operated by Hanover or any of its Subsidiaries;

            (iii)  There are no Environmental Claims pending or, to Hanover's Knowledge, threatened against Hanover or any of its Subsidiaries;

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            (iv)  There is no condition on, at or under any property (including the air, soil and ground water) currently or, to Hanover's Knowledge, formerly owned, leased or used by Hanover or any of its Subsidiaries (including off-site waste disposal facilities) or created by Hanover's or any Hanover Subsidiary's operations that would create liability for Hanover under applicable Environmental Laws; and

             (v)  There are no past or present actions, activities, circumstances, events or incidents (including the release, emission, discharge, presence or disposal of any Hazardous Material) with respect to Hanover or any of its Subsidiaries that would reasonably be expected to form the basis of a claim under Environmental Laws or create liability under applicable Environmental Laws.

          (b)   Hanover has made available to Walter and Spinco all material site assessments, compliance audits and environmental studies or reports in its possession, custody or control relating to (i) the environmental conditions on, under or about the properties or assets currently or formerly owned, leased, operated or used by Hanover, any of its Subsidiaries or any predecessor in interest thereto, and (ii) any Hazardous Materials used, managed, handled, transported, treated, generated, stored, discharged, emitted, or otherwise released by Hanover, any of its Subsidiaries or any other Person on, under, about or from any of the properties currently or formerly owned or leased by, or otherwise in connection with the use or operation of any of the properties owned or leased by, or otherwise in connection with the use or operation of any of the properties and assets of, Hanover or any of its Subsidiaries, or their respective businesses and operations.

          (c)   Notwithstanding any provision of this Agreement to the contrary, this Section 5.11 constitutes the sole and exclusive representations and warranties of Hanover relating to Environmental Laws, Environmental Claims or Hazardous Materials.

        5.12    Tax Matters.    Assuming the Closing Agreement has been entered into or a REIT Determination has been issued by the IRS:

          (a)   (i) All material Tax Returns relating to Hanover and the Hanover Subsidiaries required to be filed on or prior to the Closing Date have been timely filed or will be timely filed (including those for which appropriate extensions have been obtained), (ii) all such Tax Returns are true, correct and complete in all material respects, (iii) all material Taxes relating to Hanover or any Hanover Subsidiary required to be paid on or prior to the Closing Date have been timely paid or reserved for in accordance with GAAP, (iv) all material Taxes relating to Hanover and the Hanover Subsidiaries for any taxable period (or a portion thereof) beginning on or prior to the Closing Date (which are not yet due and payable) have been properly reserved for in the Hanover SEC Documents, and (v) Hanover and the Hanover Subsidiaries have duly and timely withheld all material Taxes required to be withheld and such withheld Taxes have been either duly and timely paid to the proper Governmental Authority or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Governmental Authority.

          (b)   (i) No audits or other administrative proceedings or court proceedings are presently pending with regard to any material Taxes or material Return of Hanover or any Hanover Subsidiary as to which any taxing authority has asserted in writing any claim, (ii) no Governmental Authority has asserted in writing any deficiency or claim for material Taxes or any adjustment to material Taxes (whether in connection with the Closing Agreement, a REIT Determination, or otherwise) with respect to which Hanover or any Hanover Subsidiary may be liable with respect to income and other material Taxes which have not been fully paid or finally settled and (iii) no written claim has ever been made by any Governmental Authority in a jurisdiction where neither Hanover nor any of its Subsidiaries files Tax Returns that it is or may be subject to taxation by that jurisdiction.

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          (c)   None of Hanover or any Hanover Subsidiary (i) is a party to or bound by or has any obligation under any written Tax allocation, sharing or similar agreement or arrangement other than with respect to the group of which Hanover is the common parent, (ii) is or has been a member of any consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes (other than the group of which Hanover is the common parent) or (iii) has any liability for Taxes of any Person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of Law or as a transferee or successor by Contract or otherwise.

          (d)   Hanover has not been a party to a spin-off transaction that could give rise to a Tax liability under Section 355(e) of the Code.

          (e)   No closing agreement pursuant to section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to Hanover or any of its Subsidiaries.

          (f)    To the Knowledge of Hanover, Hanover will not be required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the Closing Date as a result of (i) a change in method of accounting occurring prior to the Closing Date, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received, or paid, prior to the Closing Date or (iv) deferred gains arising prior to the Closing Date.

          (g)    Neither Hanover nor any of its Subsidiaries has taken any action or knows of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

          (h)    Hanover, (i) for all taxable years commencing with its taxable year ending 1997 through December 31, 2008, has been subject to taxation as a REIT within the meaning of Section 856 of the Code and has been organized and operated in conformity with the requirements for qualification and taxation as a REIT for such years, (ii) has operated since January 1, 2009 to the date hereof in a manner that will permit it to qualify as a REIT for the taxable year that includes the date hereof, and (iii) intends to continue to operate in such a manner as to permit it to continue to qualify as a REIT for the taxable year that will end with the merger. To the Knowledge of Hanover, no challenge to its status as a REIT is pending or has been threatened in writing. No Subsidiary, excluding any Subsidiary in which Hanover holds 10% or less by both vote and value, within the meaning of Code Section 856(c)(4)(B)(iii), is a corporation for U.S. federal income tax purposes, other than a corporation that qualifies as a "qualified REIT subsidiary," within the meaning of Section 856(i)(2) of the Code, or as a "taxable REIT subsidiary," within the meaning of Section 856(1) of the Code.

          (i)    Hanover and its Subsidiaries have not incurred any liability for material Taxes under sections 857(b), 860(c) or 4981 of the Code which have not been previously paid and (ii) neither Hanover nor any Subsidiary has incurred any material liability for Taxes that have become due and that have not been previously paid other than in the ordinary course of business. Neither Hanover nor any Subsidiary (other than a "taxable REIT subsidiary" or any subsidiary of a "taxable REIT subsidiary") has engaged at any time in any "prohibited transactions" within the meaning of Section 857(b)(6) of the Code. To the Knowledge of Hanover, neither Hanover nor any Subsidiary has engaged in any transaction that would give rise to "redetermined rents, redetermined deductions and excess interest" described in section 857(b)(7) of the Code. To the knowledge of Hanover, no event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed on Hanover or any Subsidiary.

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          (j)    As of the date of the Amended and Restated Merger Agreement, Hanover does not have any earnings and profits attributable to Hanover or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

          (k)    Each Subsidiary that is a partnership, joint venture, or limited liability company and which has not elected to be a "taxable REIT subsidiary" within the meaning of Code Section 856(1) (i) has been since its formation treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation and (ii) has not since the later of its formation or the acquisition by Hanover of a direct or indirect interest therein owned any assets (including securities) that have caused Hanover to violate Section 856(c)(4) of the Code or would cause Hanover to violate Section 856(c)(4) of the Code on the last day of any calendar quarter after the date hereof.

          (l)    To its Knowledge based on current estimates, Hanover does not believe that it will be required to pay any dividends prior to the Closing Date in order to maintain its status as a REIT within the meaning of Section 856 of the Code.

          (m)    Neither Hanover nor any of its Subsidiaries is a party to any "reportable transaction" as defined in Treasury Regulations Section 1.6011-4(b).

          (n)    Attached as Exhibit 5.12(n) to the Hanover Disclosure Letter is a true and complete copy of the submissions, including any exhibits or attachments thereto (each, an "Initial Submission", and collectively, the "Initial Submissions"), delivered to the IRS on August 25, 2008, requesting that the IRS enter into the Closing Agreement, which constituted the only submissions or materials delivered by Hanover to the IRS as of the date of the Amended and Restated Merger Agreement relating to the Closing Agreement.

        5.13    Benefit Plans.    (a) Section 5.13(a) of the Hanover Disclosure Letter lists each material "employee benefit plan" (as defined in Section 3(3) of ERISA), and all other material employee benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, programs and arrangements, whether or not subject to ERISA and, whether written or oral (i) sponsored, maintained or contributed to or required to be contributed to by Hanover or any of its Subsidiaries or to which Hanover or any of its Subsidiaries is a party and (ii) in which any individual who is currently or has been an officer, director or employee of Hanover (a "Hanover Employee") is a participant (the "Hanover Benefit Plans"). Neither Hanover, any of its Subsidiaries nor any ERISA Affiliate thereof has any commitment or formal plan, whether legally binding or not, to create any additional employee benefit plan or modify or change any existing Hanover Benefit Plan that would affect any Hanover Employee except in the ordinary course of business. Hanover has heretofore delivered or made available to Walter and JWHHC true and complete copies of each Hanover Benefit Plan and any amendments thereto (or if the plan is not a written plan, a description thereof), any related trust or other funding vehicle, the most recent annual reports or summaries required to be prepared or filed under ERISA or the Code and the most recent determination letter received from the IRS with respect to each such plan intended to qualify under Section 401 of the Code and the three most recent years (A) the Form 5500s and attached Schedules, (B) audited financial statements and (C) actuarial valuation reports.

          (b)    Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to Hanover, (i) neither Hanover nor any of its ERISA Affiliates has incurred any liability under Title IV or Section 302 of ERISA or under Section 412 of the Code that has not been satisfied in full, and (ii) no condition exists that would reasonably be expected to result in Hanover incurring any such liability.

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          (c)    (i) No Hanover Benefit Plan is a "multiemployer pension plan," as defined in Section 3(37) of ERISA and (ii) none of Hanover, or any ERISA Affiliate thereof has made or suffered a "complete withdrawal" or a "partial withdrawal," as such terms are respectively defined in Sections 4203 and 4205 of ERISA, the liability for which would reasonably be expected to result in a material liability to Hanover.

          (d)    Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to Hanover, each Hanover Benefit Plan has been operated and administered in all respects in accordance with its terms and applicable law, including, but not limited to, ERISA, the Code and the laws of any applicable foreign jurisdiction. Except as would not result in a material liability to Hanover, all contributions required to be made with respect to any Hanover Benefit Plan have been timely made. There are no pending or, to Hanover's Knowledge, threatened claims by, on behalf of or against any of the Hanover Benefit Plans or any assets thereof, other than routine claims for benefits under such plans, that, if adversely determined could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Hanover or any of its Subsidiaries and no matter is pending (other than routine qualification determination filings, copies of which have been furnished to Walter, JWHHC and Spinco or will be promptly furnished to Walter, JWHHC and Spinco when made) with respect to any of the Hanover Benefit Plans before the IRS, the United States Department of Labor or the PBGC that would, individually or in the aggregate, reasonably be expected to result in a material liability to Hanover.

          (e)    Each Hanover Benefit Plan intended to be "qualified" within the meaning of Section 401(a) of the Code has received a determination letter from the IRS stating that they and the trusts maintained thereunder are exempt from taxation under Section 401(a) of the Code, respectively, and each trust maintained under any Hanover Benefit Plan intended to satisfy the requirements of Section 501(c)(9) of the Code has satisfied such requirements and, in any such case, no event has occurred or condition is known to exist that would reasonably be expected to adversely affect such tax-qualified status for any such Hanover Benefit Plan or any such trust.

          (f)    No Hanover Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside the United States.

          (g)    Except as otherwise provided in or contemplated by this Agreement or any Executed Transaction Agreement, the consummation of the transactions contemplated by this Agreement shall not result by itself or with the passage of time in the payment or acceleration of any amount, the accrual or acceleration of any benefit or any increase in any vested interest or entitlement to any benefit or payment by any employee, officer or director under domestic or foreign law that would, individually or in the aggregate, reasonably be expected to result in a material liability to Hanover.

        5.14    Labor Matters.    (a) (i) Neither Hanover nor any of its Subsidiaries is a party to, or bound by, any (A) collective bargaining agreement or (B) other Contract with a labor union or labor organization, nor is any such Contract presently being negotiated; (ii) neither Hanover nor any of its Subsidiaries is the subject of any proceeding asserting that Hanover or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages or conditions of employment, nor, to Hanover's Knowledge, is such proceeding threatened; (iii) there is no strike, work stoppage, lockout or other labor dispute involving Hanover or any of its Subsidiaries pending or, to Hanover's Knowledge, threatened; (iv) there have been no claims initiated by any labor organization to represent any employees of Hanover not currently represented by a labor organization within the past five years, nor, to Hanover's Knowledge, are there any campaigns being conducted to solicit cards from employees to authorize representation by any labor organization; and (v) Hanover and its Subsidiaries are in compliance with its obligations pursuant to WARN, and all

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other notification and bargaining obligations arising under any collective bargaining agreement, statute or otherwise, except, in the case of this clause (v), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover.

          (b)    Hanover is in compliance with all applicable U.S. and non-U.S. laws relating to employment practices, terms and conditions of employment, and the employment of former, current, and prospective employees, independent contractors and "leased employees" (within the meaning of Section 414(n) of the Code) of Hanover including all such U.S. and non-U.S. laws, agreements and contracts relating to wages, hours, collective bargaining, employment discrimination, immigration, disability, civil rights, human rights, fair labor standards, occupational safety and health, workers' compensation, pay equity, wrongful discharge and violation of the potential rights of such former, current and prospective employees, independent contractors and leased employees, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover.

        5.15    Intellectual Property.    (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover, (i) Hanover or its Subsidiaries own all right, title, and interest in or have the valid right to use all the Intellectual Property that is used in their businesses as currently conducted, free of all Liens; (ii) no Action or Ruling is asserted, pending or, to Hanover's Knowledge, is threatened (including "cease and desist" letters or invitations to take a patent license) against Hanover or its Subsidiaries with respect to Intellectual Property; (iii) the material Intellectual Property that Hanover and its Subsidiaries own, or, to Hanover's Knowledge, have licensed rights to, is subsisting and unexpired, valid and enforceable, and is not being infringed or violated by any Person; (iv) Hanover and its Subsidiaries' conduct of their business as currently conducted does not infringe or violate the rights of any Person; (v) Hanover and its Subsidiaries take all reasonable actions to protect and maintain (x) their Intellectual Property (including any that is confidential in nature) and (y) the security, integrity and continuous and proper operation of their Software (including any data processed or stored therein or transmitted thereby); and (vi) Hanover and its Subsidiaries have caused all Persons who created, invented or contributed to any material proprietary Intellectual Property to assign (or, in the case of Software any portions that are not customized for or specific to Hanover or its Subsidiaries, perpetually license) in writing to Hanover all of their rights therein that do not vest with Hanover initially by operation of law.

          (b)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover, the material proprietary Software that Hanover and the Hanover Subsidiaries own, or have licensed rights to, (including Asset Manager, Asset OnSite, LP RSS, Hanover Collateral Reporting System, STARS, Busch Analytics, Auction Platform, Hanover LP/Intex Vector Converter and HDMF Pricing Module) ("Material Software") as provided is fully operational, performs in material compliance with its documentation and, to Hanover's Knowledge, is materially free of all material bugs, errors, defects, viruses and other corruptants, and the use and enjoyment of the Material Software (as provided) after Closing in a manner consistent with past practice will not, to Hanover's Knowledge, infringe or violate the rights of any Person

        5.16    Material Contracts.    Neither Hanover nor any of its Subsidiaries is a party to or bound by (a) any "material contract" as defined in Item 601(b)(10) of Regulation S-K of the SEC or any agreement, contract or commitment that would be such a "material contract" but for the exception for contracts entered into in the ordinary course of business or (b) any non-competition agreement or any other agreement or obligation that materially limits or will materially limit Hanover or any of its Subsidiaries from engaging in the business of Hanover. Each of the "material contracts" (as defined above) of Hanover and the Hanover Subsidiaries is valid and in full force and effect and neither Hanover nor any of its Subsidiaries has violated any provisions of, or committed or failed to perform

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any act that, with or without prejudice, lapse of time, or both, would constitute a default under the provisions of any such "material contract".

        5.17    Brokers or Finders.    Except as set forth on Section 5.17 of the Hanover Disclosure Letter, no agent, broker, investment banker, financial advisor or other similar Person is or will be entitled, by reason of any agreement, act or statement by Hanover or any of its Subsidiaries, directors, officers or employees, to any financial advisory, broker's, finder's or similar fee or commission from, to reimbursement of expenses by or to indemnification or contribution by, in each case, Hanover or its Subsidiaries in connection with any of the transactions contemplated by this Agreement or the Executed Transaction Agreements.

        5.18    Board Approval.    The Board of Directors of Hanover, at a meeting or meetings duly called and held, has unanimously (i) determined that the Merger and the other transactions contemplated hereby are advisable and in the best interests of Hanover, (ii) approved the Merger, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, (iii) approved each of the Executed Transaction Agreements to which Hanover is a party, (iv) determined that the amendment of Hanover's Charter as set forth in the Articles of Amendment and Restatement, in separate groups of related amendments, and the amendment and restatement of Hanover's Charter as set forth therein, are advisable and in the best interests of Hanover, (v) adopted the Amended and Restated Bylaws as the Bylaws of Hanover, to take effect at the time the Articles of Amendment and Restatement are accepted for record by the SDAT, (vi) approved any issuance of Hanover Common Stock pursuant to the Exchange Agreements (the "Exchange Share Issuance"), (vii) adopted an amendment to Hanover's 1999 Equity Incentive Plan to increase the total number of shares of Hanover Common Stock that may be issued thereunder from 550,710 to 3,000,000 (the "Plan Amendment"), (viii) adopted, subject to completion of the Merger, the 2009 Long-Term Incentive Award Plan of Hanover Capital Mortgage Holdings, Inc. in the form set forth as Exhibit F to this Agreement (the "New Plan"), (ix) resolved to recommend that the Hanover stockholders entitled to vote thereon approve (A) this Agreement and the Merger and the other transactions contemplated by this Agreement, including the issuance of the Hanover Common Stock in the Merger (the "Merger Share Issuance"), (B) the amendment and restatement of Hanover's Charter as set forth in the Articles of Amendment and Restatement, whether presented to Hanover's stockholders as a single proposal or as separate proposals to approve the separate amendments or groups of related amendments to be effected by such amendment and restatement of Hanover's Charter (each, such separate proposal, a "Component Proposal"), (C) the Plan Amendment, (D) the New Plan and (E) the Exchange Share Issuance, subject to Section 6.4(b) (collectively, the "Hanover Board Recommendation") and (x) directed that such matters be submitted for consideration of the Hanover stockholders at the Hanover Stockholders Meeting.

        5.19    Vote Required.    The only vote of the Hanover stockholders required for (i) (x) the approval and adoption of this Agreement and the Merger is the affirmative vote of the holders of a majority of the outstanding shares of Hanover Common Stock and (y) approval of the Merger Share Issuance is, to the extent required by the applicable regulations of the NYSE Alternext, the affirmative vote of a majority of the voting power of the shares of Hanover Common Stock present in person and voting on the matter or represented by proxy and voting on the matter at the Hanover Stockholders Meeting (together, the "Requisite Merger Approval"), (ii) the approval of the amendment and restatement of Hanover's Charter as set forth in the Articles of Amendment and Restatement is the affirmative vote of the holders of a majority of the outstanding shares of Hanover Common Stock (the "Requisite Charter Approval"), (iii) the approval of the Plan Amendment is the affirmative vote of a majority of the voting power of the shares of Hanover Common Stock present in person and voting on the matter or represented by proxy and voting on the matter at the Hanover Stockholders Meeting (the "Requisite Plan Amendment Approval"), (iv) the approval of the Exchange Share Issuance is, to the extent required by the applicable regulations of the NYSE Alternext, the affirmative vote of a majority of the

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voting power of the shares of Hanover Common Stock present in person and voting on the matter or represented by proxy and voting on the matter at the Hanover Stockholders Meeting (the "Requisite Exchange Approval" and, together with the Requisite Merger Approval, the Requisite Charter Approval and the Requisite Plan Amendment Approval, the "Requisite Approvals") and (v) the approval of the New Plan is the affirmative vote of a majority of the voting power of the shares of Hanover Common Stock present in person and voting on the matter or represented by proxy and voting on the matter at the Hanover Stockholders Meeting.

        5.20    Certain Payments.    Except as set forth in Section 5.20 of the Hanover Disclosure Letter, no Hanover Benefit Plan and no other contractual arrangements between Hanover and any third party exist that will, as a result of the transactions contemplated hereby and by the Executed Transaction Agreements, (a) result in the payment (or increase of any payment) by Hanover or any of its Subsidiaries to any current, former or future director, officer, stockholder, employee or consultant of Hanover or any of its Subsidiaries or of any other Person in which Hanover or any of its Subsidiaries has an equity or similar interest of any money or other property or rights (other than payments for the fees and expenses of Hanover's accountants, legal advisors, investment bankers and similar professional advisors), or (b) accelerate or provide any other rights or benefits to any such individual, whether or not (i) such payment, increase, acceleration or provision would constitute a "parachute payment" (within the meaning of Section 280G of the Code) or (ii) the passage of time or some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered.

        5.21    Opinion of Hanover Financial Advisor.    Hanover has received an opinion of Keefe Bruyette & Woods, Inc. to the effect that, as of the date of the Amended and Restated Merger Agreement, the consideration to be received by the Hanover stockholders in the Merger is fair, from a financial point of view, to such holders.

        5.22    Rights Agreement.    Concurrently with its approval of this Agreement, Hanover's Board of Directors has approved adoption of, and Hanover and Computershare Trust Company, N.A. (as successor to EquiServe Trust Company, N.A.), have executed and delivered, an Amendment to the Stockholder Protection Rights Agreement, dated as of the date hereof, providing that neither Walter nor Spinco shall become an "Acquiring Person" thereunder as a result of the execution, delivery and performance of this Agreement and the Executed Transaction Agreements and the transactions contemplated hereby and thereby and that neither Amster Trading Company nor Ramat Securities, Ltd, shall become an "Acquiring Person" thereunder until and through the Effective Time solely as a result of the execution, delivery and performance of the Executed Transaction Agreements to which it is a party, and the transactions contemplated thereby.

        5.23    Takeover Statutes.    The Board of Directors of Hanover has taken all necessary action to ensure that the Maryland Business Combination Act, the Maryland Control Share Acquisition Act, any provision of the Title 3, Subtitle 8 of the MGCL and any other takeover, anti-takeover, moratorium, "fair price", "control share" or other similar Law enacted under any Law applicable to Hanover do not and will not apply to this Agreement, the Executed Transaction Agreements, the Merger, the acquisition by any Person of shares of Hanover Common Stock in the Merger or in any Exchange Share Issuance or the other transactions contemplated hereby or thereby.

        5.24    Title to Assets.    As of the date of the Amended and Restated Merger Agreement, Hanover had good, valid and marketable title to, or in the case of leased properties and assets, valid leasehold interests in, all of the tangible assets of Hanover except where the failure to have such good, valid and marketable title or valid leasehold interests would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover, in each case subject to no Liens, except for (i) Liens reflected in the Hanover SEC Documents, (ii) Liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially detract from the value of, or materially impair the

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use of, such property by Hanover or any of its Subsidiaries, (iii) Liens for current Taxes, assessments or governmental charges or levies on property not yet due or which are being contested in good faith and for which appropriate reserves in accordance with GAAP have been created, (iv) mechanic's, materialmen's and similar Liens arising in the ordinary course of business or by operation of law, (v) Liens in connection with equipment leases, (vi) any conditions that are shown on the surveys previously delivered to Walter of such real property and (vii) Liens which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover.

        5.25    Insurance.    Hanover and its Subsidiaries are insured with reputable and financially sound insurers against such risks and in such amounts as is sufficient to comply with applicable Law, is consistent with industry practice and which the management of Hanover reasonably has determined to be prudent. Section 5.25 of the Hanover Disclosure Letter sets forth a true, correct and complete list of all insurance policies covering Hanover and the Subsidiaries as of the date of the Amended and Restated Merger Agreement. Hanover and its Subsidiaries are in material compliance with its insurance policies and are not in default under any of the material terms thereof. Each such policy is outstanding and in full force and effect and Hanover or one or more of its Subsidiaries is included as an insured party under such policy or has full rights as a loss payee. No written notice of cancellation or termination has been received with respect to any such policy. All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Such policies will not be terminable or cancelable by reason of this Agreement and the consummation of the transactions contemplated hereby.

        5.26    Investment Company Act.    Neither Hanover nor any of its Subsidiaries is an "investment company" as defined under the Investment Company Act of 1940, as amended (the "40 Act").

        5.27    No Other Representations and Warranties.    (a) Except for the representations and warranties contained in this Article 5 and except for any representations and warranties specifically set forth in the Executed Transaction Agreements, Walter, Spinco and JWHHC acknowledge that neither Hanover nor any other Person makes any express or implied representation or warranty with respect to Hanover and its Subsidiaries or otherwise or with respect to any other information provided to Walter, Spinco or JWHHC, whether on behalf of Hanover or such other Persons. Neither Hanover nor any other Person will have or be subject to any liability or indemnification obligation to Walter, Spinco or JWHHC or any other Person to the extent resulting from the distribution to Walter, Spinco or JWHHC, or Walter's, Spinco's or JWHHC's use of, any information related to Hanover and any other information, document or material made available to Walter, Spinco or JWHHC in certain "data rooms," management presentations or any other form in connection with the transactions contemplated by this Agreement.

          (b)    In connection with each of Walter's, Spinco's and JWHHC's investigation of the business of Hanover, Walter, Spinco and JWHHC may have received or may receive from or on behalf of Hanover or its Subsidiaries certain projections or forward-looking statements, including projected statements of operating revenues and income from operations. Each of Walter, Spinco and JWHHC acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that each of Walter, Spinco and JWHHC is familiar with such uncertainties, that each of Walter, Spinco and JWHHC is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that each of Walter, Spinco and JWHHC, in the absence of fraud, shall have no claim against Hanover or any Subsidiaries of Hanover or any other Person acting on their behalf with respect thereto. Accordingly, Hanover and its Subsidiaries make no representation or warranty with respect to such estimates, projections, forward-looking statements and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and other forecasts and plans).

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 ARTICLE 6

COVENANTS AND AGREEMENTS

        6.1    Conduct of Spinco Business Pending the Merger.    Following the date of the Amended and Restated Merger Agreement and prior to the earlier of the Effective Time or the Termination Date, except as specifically contemplated or permitted by this Agreement (or, solely with respect to the portion of such period prior to the date hereof, by the Amended and Restated Merger Agreement) or the Executed Transaction Agreements, as may be necessary or appropriate in order to consummate the Distribution, as described in Section 6.1 of the Joint Disclosure Letter, or to the extent that Hanover shall otherwise consent in writing, which consent shall not be unreasonably withheld or delayed, Walter, JWHHC and Spinco agree, as to themselves and their respective Subsidiaries, in each case solely with respect to the Spinco Business:

          (a)    Ordinary Course.    Each of Walter, Spinco and JWHHC shall conduct the Spinco Business, and Walter, Spinco and JWHHC shall each cause its respective Subsidiaries to conduct the Spinco Business, only in the ordinary course of business and shall use all commercially reasonable efforts to maintain the material rights, licenses and permits of the Spinco Business, to keep available the services of the key employees of the Spinco Business and preserve relationships with third parties having business dealings with the Spinco Business in such a manner that the goodwill and ongoing businesses of the Spinco Business are not impaired in any material respect as of the Effective Time.

          (b)    Dividends; Changes in Stock.    Except as contemplated in respect of the Asset Transfer and the Distribution, none of Walter, Spinco nor, prior to the consummation of the Asset Transfer, JWHHC, shall, nor shall any of them permit any of its respective Subsidiaries to, nor shall they or any of their Subsidiaries propose to, (i) declare, set aside or pay any dividends on or make other distributions in respect of any shares of the capital stock or other equity interests of Spinco or the Spinco Retained Subsidiaries (whether in cash, securities or property or any combination thereof), except for the declaration and payment of cash dividends or distributions paid on or with respect to a class of capital stock or partnership interests all of which shares of capital stock or other equity interests (with the exception of directors' qualifying equity interests and other similarly nominal holdings required by law to be held by Persons other than JWHHC, Spinco or their wholly-owned Subsidiaries), as the case may be, of the applicable corporation or partnership are owned directly or indirectly by Spinco (or, prior to the consummation of the Asset Transfer, by JWHHC); (ii) split, combine or reclassify any of the equity interests or capital stock of Spinco or the Spinco Retained Subsidiaries or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of the capital stock or other equity interests of Spinco or the Spinco Retained Subsidiaries; or (iii) amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, or permit Spinco, any of the Spinco Retained Subsidiaries or, prior to the consummation of the Asset Transfer, JWHHC to amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of any of the Spinco Retained Subsidiaries, including Spinco Interests, or any option, warrant or right, directly or indirectly, to acquire any such securities or propose to do any of the foregoing.

          (c)    Issuance of Securities.    Except in connection with the Asset Transfer and the Distribution, none of Walter, Spinco nor, prior to the consummation of the Asset Transfer, JWHHC shall, nor shall any of them permit any of its respective Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any Spinco Interests or capital stock of any Spinco Retained Subsidiary of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest, in Spinco or any Spinco Retained Subsidiary, other than pursuant to Section 2.9 of this Agreement.

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          (d)    Governing Documents.    Neither Walter nor Spinco shall amend or propose to amend or otherwise change Spinco's organizational documents, nor shall Spinco or, prior to the consummation of the Asset Transfer, JWHHC, permit any of its Subsidiaries to amend or propose to amend or otherwise change its organizational documents, in any manner that is reasonably likely to materially impair Spinco's ability to perform its obligations under this Agreement and the Executed Transaction Agreements.

          (e)    Dispositions.    Except in connection with the Asset Transfer, none of Walter, Spinco and, prior to the consummation of the Asset Transfer, JWHHC shall, nor shall any of them permit the Spinco Retained Subsidiaries to, in a single transaction or a series of related transactions, sell (including sale-leaseback), lease, pledge, encumber or otherwise dispose of, or agree to sell (or engage in a sale-leaseback), lease (whether such lease is an operating or capital lease), pledge, encumber or otherwise dispose of, any of any Spinco Assets, other than in the ordinary course of business consistent with past practice or such that are not material to the Spinco Business or in connection with obtaining a credit facility. In furtherance of the foregoing, Walter shall not consummate any "spin-off" of all or part of the Spinco Assets (other than the Distribution) prior to the Effective Time.

          (f)    Accounting Methods.    None of Walter, JWHHC and Spinco shall make any material change in Spinco's or the Spinco Business's or, prior to the consummation of the Asset Transfer, JWHHC's methods of accounting or procedures in effect at June 30, 2008 (including procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable), except (i) as required by changes in GAAP as concurred with by Walter's, JWHHC's or Spinco's independent auditors, (ii) as may be made in response to SEC guidance or (iii) as may be required to effect the Asset Transfer or to separate Spinco and the Spinco Retained Subsidiaries from Walter's consolidated group, so long as any such changes are in accordance with GAAP, and neither Walter nor Spinco shall change Spinco's fiscal year, except as aforesaid.

          (g)    Agreements.    None of Walter, JWHHC and Spinco shall, nor shall any of them permit their respective Subsidiaries to, agree in writing or otherwise to take any action inconsistent with the foregoing.

          (h)    Tax Matters.    Spinco will use commercially reasonable efforts to cause the Merger to constitute a "reorganization" under Section 368(a) of the Code.

        6.2    Conduct of Business by Hanover Pending the Merger.    Following the date of the Amended and Restated Merger Agreement and prior to the earlier of the Effective Time or the Termination Date, except as specifically contemplated or permitted by this Agreement (or, solely with respect to the portion of such period prior to the date hereof, by the Amended and Restated Merger Agreement) or the Executed Transaction Agreements, as described in Section 6.2 of the Hanover Disclosure Letter or to the extent that Walter shall otherwise consent in writing, Hanover agrees as to itself and its Subsidiaries that:

          (a)    Ordinary Course.    Hanover shall conduct its business, and shall cause the businesses of its Subsidiaries to be conducted, only in the ordinary course of business and shall use all commercially reasonable efforts to maintain its material rights, licenses and permits, keep available the services of its key employees and preserve its relationships with third parties having business dealings with it in such a manner that its goodwill and ongoing businesses are not impaired in any material respect as of the Effective Time.

          (b)    Dividends; Changes in Stock.    Hanover shall not, nor shall it permit any of its Subsidiaries to, nor shall Hanover or any of its Subsidiaries propose to, (i) declare, set aside, or pay any dividends on or make other distributions in respect of any shares of its capital stock or partnership interests (whether in cash, securities or property or any combination thereof), except

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  for (A) the declaration and payment of cash dividends or distributions paid on or with respect to a class of capital stock or partnership interests all of which shares of capital stock or partnership interests (with the exception of directors' qualifying shares and other similarly nominal holdings required by law to be held by Persons other than Hanover or its wholly-owned Subsidiaries), as the case may be, of the applicable corporation or partnership are owned directly or indirectly by Hanover or (B) those distributions estimated in good faith by Hanover to be required in order to permit Hanover to continue to qualify as a REIT under the Code or to avoid paying any income or excise taxes otherwise payable (provided that, with respect to such distributions described in this clause (B): (x) prior written notice thereof is given to Walter, JWHHC and Spinco and (y) the Aggregate Merger Share Issuance and the relative ownership of Adjusted Outstanding Surviving Corporation Shares set forth in Section 2.2(c) shall each be adjusted to reflect the reduction in value attributable to the Hanover Common Stock as a result of any such distribution, such adjustment to be determined in good faith by mutual agreement of the Parties or, in the absence of agreement within five (5) business days, by determination of a nationally recognized investment banking firm selected by the Parties, which determination shall be binding on the Parties and the fees and expenses of which shall be shared equally by each of Walter and Hanover); (ii) other than in connection with the amendment and restatement of Hanover's Charter as set forth in the Articles of Amendment and Restatement, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock; or (iii) amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, or permit any Subsidiary to amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of any of its Subsidiaries, including shares of Hanover Common Stock, or any option, warrant or right, directly or indirectly, to acquire any such securities or propose to do any of the foregoing.

          (c)    Issuance of Securities.    Hanover shall not, nor shall it permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its stock or the capital stock of any Hanover Subsidiary of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including any phantom interest), in Hanover or any of its Subsidiaries, other than the 1997 Executive and non-employee Director Option Plan and 1999 Equity Incentive Plan, in each case in the ordinary course of business consistent with past practice.

          (d)    Governing Documents.    Hanover shall not amend or propose to amend or otherwise change its Charter or Bylaws or other organizational documents, nor shall it permit any of its Subsidiaries to amend or propose to amend or otherwise change its charter or bylaws or other organizational documents, except to the extent required to comply with Hanover's obligations hereunder.

          (e)    Acquisitions.    Hanover shall not, nor shall it permit any of its Subsidiaries to, in a single transaction or a series of transactions, acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; provided that Hanover may acquire assets not to exceed $100,000 in aggregate value (calculated with respect to any individual asset at the time of acquisition) solely to maintain its REIT status or its exemption from the registration requirements of the 40 Act.

          (f)    Dispositions.    Hanover shall not, nor shall it permit any of its Subsidiaries to, in a single transaction or a series of related transactions, sell (including sale-leaseback), lease, pledge, encumber or otherwise dispose of, or agree to sell (or engage in a sale-leaseback), lease (whether such lease is an operating or capital lease), pledge, encumber or otherwise dispose of, any of its

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  assets (other than Contracts, which are governed by Section 6.2(l)), other than dispositions in the ordinary course of business consistent with past practice that are not material to Hanover and its Subsidiaries taken as a whole; provided that Hanover may take those actions described in this Section 6.2(f) in respect of assets valued, in the aggregate, not in excess of $100,000 solely to maintain its REIT status or its exemption from the registration requirements of the 40 Act .

          (g)    Indebtedness; Leases.    Hanover shall not, nor shall it permit any of its Subsidiaries to, (i) incur any indebtedness for borrowed money or guarantee or otherwise become contingently liable for any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of Hanover or any of its Subsidiaries or guarantee any debt securities of others or enter into any lease (whether such lease is an operating or capital lease) other than in connection with operating leases in the ordinary course of business consistent with past practice; (ii) issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person; (iii) make any loans, advances, capital contributions or investments in any Person except in the ordinary course of business consistent with past practice; or (iv) authorize capital expenditures or purchases of fixed assets other than in the ordinary course of business consistent with past practice.

          (h)    Employee Arrangements.    Except as set forth in Section 5.20 of the Hanover Disclosure Letter, and except as required (i) pursuant to any collective bargaining agreements in effect as of the date hereof, (ii) as contemplated by this Agreement or (iii) by applicable laws, Hanover shall not, nor shall it permit its Subsidiaries to:

            (A)  grant any increases in the compensation of any of its current, former or prospective directors, officers, consultants or employees;

            (B)  pay or agree to pay to any current, former or prospective director, officer, consultant or key employee of Hanover or its Subsidiaries, whether past or present, any pension, retirement allowance or other material employee benefit not required or contemplated by any of the existing Hanover Benefit Plans as in effect on the date of the Amended and Restated Merger Agreement;

            (C)  enter into any new, or amend any existing employment, severance or termination agreement or arrangement with any current, former or prospective director, officer, consultant or key employee or current or prospective employee of Hanover or any of its Subsidiaries; or

            (D)  become obligated under any collective bargaining agreement, new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement or similar plan or arrangement of Hanover or any of its Subsidiaries that was not in existence on the date of the Amended and Restated Merger Agreement, including any plan that provides for the payment of bonuses or incentive compensation, trust, fund, policy or arrangement for the benefit of any current or former directors, officers, employees or consultants or any of their beneficiaries, or amend any such plan or arrangement in existence on the date of the Amended and Restated Merger Agreement.

          (i)    No Liquidation or Dissolution.    Hanover shall not adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization or any other transaction that would preclude or be inconsistent in any material respect with, or hinder or delay in any material respect, the consummation of, the transactions contemplated by the Executed Transaction Agreements.

          (j)    Accounting Methods.    Hanover shall not make any material change in its methods of accounting or procedures in effect at June 30, 2008 (including procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable), except (i) as required by changes in GAAP as concurred with by Hanover's independent auditors or (ii) as may

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  be made in response to SEC guidance, and Hanover shall not change its fiscal year, except as aforesaid.

          (k)    Affiliate Transactions.    Hanover shall not, nor shall it permit any of its Subsidiaries to, enter into or amend any agreement or arrangement with any of their respective affiliates (as such term is defined in Rule 405 under the Securities Act) other than with wholly-owned Subsidiaries of Hanover, which agreement or arrangement would be required to be disclosed in accordance with such Rule 405.

          (l)    Contracts.    Except as set forth in Section 5.20 of the Hanover Disclosure Letter, Hanover shall not, nor shall it permit any of its Subsidiaries to, except in the ordinary course of business consistent with past practice, modify, amend or terminate any "material contract", as defined in Item 601(b)(10) of Regulation S-K of the SEC, to which Hanover or any of its Subsidiaries is a party or waive, release or assign any material rights or claims of Hanover or any of its Subsidiaries. Hanover shall not, nor shall it permit any of its Subsidiaries to, enter into any such "material contract" not in the ordinary course of business involving total consideration of $10,000 or more with a term longer than one year which is not terminable by Hanover or any Subsidiary of Hanover without penalty upon no more than 30 days' prior notice.

          (m)    Tax Matters.    (a) Hanover shall not (i) make or rescind any express or deemed election relating to Taxes (unless such election or rescission is required by law or necessary (x) to preserve the status of Hanover as a REIT under the Code or (y) to qualify or preserve the status of any Hanover Subsidiary as a partnership for federal income tax purposes or as a qualified REIT subsidiary or a taxable REIT subsidiary pursuant to the applicable provisions of Section 856 of the Code, as the case may be, provided that in such events Hanover shall notify Walter and Spinco of such election and shall not fail to make such election in a timely manner); (ii) file an amendment to any material tax return; (iii) except with respect to the Closing Agreement, settle or compromise any material federal, state, local or foreign Tax liability, or waive or extend the statute of limitations in respect of such material Taxes; (iv) take any action that would reasonably be expected to (x) cause Hanover to no longer qualify as a REIT, (y) prevent the Surviving Corporation from continuing to qualify as a REIT after the Closing or (z) prevent Hanover and the IRS from executing the Closing Agreement or receiving a REIT Determination; or (v) fail to take any action necessary to ensure that (x) Hanover maintains its status as a REIT, and (y) the Surviving Corporation continues to qualify as a REIT after the Closing.

            (b)   Hanover will use all reasonable best efforts to cause the Merger to constitute a "reorganization" under Section 368(a) of the Code.

          (n)    Settlement of Litigation.    Hanover shall not, nor shall it permit any of its Subsidiaries to, settle any litigation, investigation, arbitration, proceeding or other claim if Hanover or any of its subsidiaries would be required to pay in excess of $10,000 individually or in the aggregate or if such settlement would obligate Hanover to take any material action or restrict Hanover in any material respect from taking any action at or after the Effective Time.

          (o)    Restrictive Agreements.    Hanover shall not enter into any agreement or arrangement that limits or otherwise restricts Hanover or any of its Subsidiaries, or that would, after the Effective Time, limit or restrict the Surviving Corporation or any of its Subsidiaries from engaging in any business in any geographic location.

          (p)    Rights Agreement.    Except as specifically contemplated hereby, Hanover shall not amend, modify or waive any provision of the Hanover Rights Agreement or take any action to redeem the rights issued thereunder (the "Hanover Rights") or render the Hanover Rights inapplicable to any transaction other than the Merger and the transactions contemplated by the Voting Agreement

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  unless, and only to the extent that, Hanover is required to do so by order of a court of competent jurisdiction.

          (q)    Intellectual Property.    Hanover shall not, nor shall it permit any of its Subsidiaries to, sell, transfer, license, abandon, let lapse, encumber or otherwise dispose of any material Intellectual Property, except, solely with respect to Intellectual Property other than the Material Software, for non-exclusive licenses in the ordinary course of business.

          (r)    Agreements.    Hanover shall not, nor shall it permit any of its Subsidiaries to, agree in writing or otherwise to take any action inconsistent with the foregoing.

        6.3    Preparation of Form S-4 and the Proxy Statement/Prospectus; Stockholders Meetings.     (a) To the extent not already furnished, Walter shall furnish to Hanover all information concerning it, JWHHC and Spinco as is required by the SEC in connection with the preparation of the Registration Statement. Hanover shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after the date hereof and to keep the Registration Statement effective as long as is necessary to consummate the Merger, and each of Walter, JWHHC and Spinco shall use its reasonable best efforts to assist Hanover in this regard. The Parties shall promptly provide copies, consult with each other and prepare written responses with respect to any written comments received from the SEC with respect to the Proxy Statement/Prospectus and the Registration Statement and advise one another of any oral comments with respect to the Proxy Statement/Prospectus and the Registration Statement received from the SEC. The Parties will cooperate in preparing and filing with the SEC any necessary amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement. No amendment or supplement to the Proxy Statement/Prospectus or Registration Statement shall be filed without the approval of Walter, JWHHC, Spinco and Hanover, which approvals shall not be unreasonably withheld or delayed. Hanover will cause the Proxy Statement/Prospectus to be mailed to Hanover's stockholders and Walter's stockholders, in each case as promptly as practicable after the Registration Statement is declared effective under the Securities Act. The Proxy Statement/Prospectus and the Registration Statement shall comply as to form in all material respects with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act, respectively.

          (b)    Whether or not the Board of Directors of Hanover shall take any action permitted by Section 6.4(b) or otherwise shall have withdrawn, amended, modified or qualified the Hanover Board Recommendation or determined that the Merger and the other transactions contemplated by this Agreement are no longer advisable, Hanover will, as soon as practicable after the date of this Agreement, establish a record date for (the "Record Date") and shall take all action necessary to duly call, give notice of, convene and hold a meeting of its stockholders (the "Hanover Stockholders Meeting") as soon as practicable for the purposes of considering and voting on proposals to approve (i) this Agreement and the Merger and the other transactions contemplated by this Agreement, including the Merger Share Issuance, (ii) the amendment and restatement of Hanover's Charter as set forth in the Articles of Amendment and Restatement or as Component Proposals, (iii) the Plan Amendment, (iv) the New Plan and (v) the Exchange Share Issuance. Hanover shall, subject to Section 6.4(b), (A) include in the Proxy Statement/Prospectus the Hanover Board Recommendation and the written opinion of Keefe Bruyette & Woods, Inc., dated as of the date of the Amended and Restated Merger Agreement, to the effect that, as of such date, the consideration to be received by the Hanover stockholders is fair, from a financial point of view, to such holders and (B) use its reasonable best efforts to obtain the necessary vote in favor of proposals to approve (i) this Agreement and the Merger and the other transactions contemplated by this Agreement, including the Merger Share Issuance, (ii) the amendment and restatement of Hanover's Charter as set forth in the Articles of Amendment and Restatement, (iii) the Plan Amendment, (iv) the New Plan and (v) the Exchange Share Issuance. The Board of Directors of Hanover shall not withdraw, amend, modify or qualify in a manner adverse to Walter

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  or Spinco the Hanover Board Recommendation (or announce publicly its intention to do so), except to the extent permitted by Section 6.4(b).

        6.4    No Solicitation.    (a) From the date of the Amended and Restated Merger Agreement and prior to the earlier of the Effective Time or the Termination Date, Hanover agrees that neither it nor any Hanover Subsidiary shall, and Hanover shall cause its directors, officers, partners, employees, advisors, controlled Affiliates, representatives, agents and other intermediaries (including any investment banker, accountant, legal advisor or other consultant) not to, directly or indirectly, (i) solicit, initiate or encourage any inquiry or proposal regarding a Hanover Acquisition Proposal, (ii) provide any non-public information or data to any Person relating to a Hanover Acquisition Proposal, (iii) waive, amend or modify any standstill or confidentiality agreement (other than the Confidentiality Agreement) to which it or any of its Subsidiaries is a party, (iv) engage in any discussions or negotiations concerning a Hanover Acquisition Proposal or (v) otherwise facilitate any effort or attempt to make or implement a Hanover Acquisition Proposal or agree to, recommend or accept an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent Hanover from, prior to obtaining the Requisite Merger Approval, engaging in any discussions or negotiations with, or providing any non-public information to, or otherwise facilitating any effort or attempt to implement a Hanover Acquisition Proposal by, any Person in response to an unsolicited written bona fide Hanover Acquisition Proposal by any such Person, provided that such third party has executed an agreement with confidentiality provisions at least as favorable to Hanover as those contained in the Confidentiality Agreement, if and only to the extent that (i) prior to furnishing information to, or requesting information from, or otherwise facilitating any effort or attempt to implement a Hanover Acquisition Proposal by, a third party which has made a written bona fide Hanover Acquisition Proposal, the Board of Directors of Hanover concludes that such Hanover Acquisition Proposal would reasonably be expected to constitute a Superior Proposal, (ii) Hanover's Board of Directors, after consultation with independent counsel, determines in good faith that furnishing such information, or engaging in such discussions or negotiations, or otherwise facilitating any effort or attempt to implement a Hanover Acquisition Proposal, is necessary for Hanover's Board of Directors to comply with its duties to Hanover under applicable law and (iii) Hanover has complied with its obligations in this Section 6.4(a), including those set forth in the next two sentences. Hanover shall notify in writing Walter and Spinco promptly (and in any event within 24 hours) after receipt of any such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, Hanover, any Subsidiary of Hanover or any of their officers, directors, employees, advisors or agents, and such notice shall include the name of such Person, the material terms and conditions of any proposals or offers and whether Hanover is providing or intends to provide the Person making the Hanover Acquisition Proposal with access to information concerning Hanover. Hanover thereafter shall keep Walter fully informed promptly (and in any event within 24 hours) of the status and terms of such discussions or negotiations and of any modifications to such inquiries, proposals or offers and of any other developments and shall promptly provide to Walter a copy of all materials provided to any such Person.

          (b)    Prior to receipt of the Requisite Merger Approval, if (i) Hanover has complied with Section 6.4(a) and (ii) the Board of Directors of Hanover (A) reasonably determines in good faith that a Hanover Acquisition Proposal constitutes a Superior Proposal (and continues to constitute a Superior Proposal after taking into account any modifications proposed by Walter and Spinco during any five business day period referred to below) and (B), after consultation with independent counsel, has concluded, in good faith, that it is required to do so in order to comply with its duties to Hanover under applicable law, then, on the fifth business day following Walter's and Spinco's receipt of written notice from Hanover or Hanover's Board of Directors of their intention to do so, the Board of Directors of Hanover may withdraw or modify, or propose to withdraw or modify, in a manner adverse to Walter or Spinco, the Hanover Board Recommendation (a "Change in the Hanover Board Recommendation"); provided, that, during such five business day period, Hanover

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  shall be obligated to negotiate in good faith with Walter and Spinco any modifications to this Agreement proposed by Walter and Spinco; provided, further that any modifications to a Hanover Acquisition Proposal shall be considered the receipt of a new Hanover Acquisition Proposal for purposes of this Section 6.4.

          (c)    Notwithstanding anything in this Agreement to the contrary, Hanover or its Board of Directors shall be permitted, to the extent applicable, to comply with Rule 14d-9 and 14e-2 promulgated under the Exchange Act with regard to a Hanover Acquisition Proposal; provided, however, that any such disclosure made pursuant to the preceding clause (other than a "stop, look and listen" letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Change in Hanover Board Recommendation unless the Board of Directors of Hanover expressly reaffirms in such disclosure its recommendation in favor of the approval of this Agreement and the Merger

          (d)    Without the prior written consent of Walter and Spinco, neither Hanover nor Hanover's Board of Directors shall, and Hanover shall cause the Hanover Subsidiaries and its and their directors, officers, partners, employees, advisors, controlled Affiliates, representatives, agents and other intermediaries (including any investment banker, accountant, legal advisor or other consultant) not to, directly or indirectly, invite Taberna Preferred Funding I, Ltd. to take any of the actions which it is prohibited from taking pursuant to Section 5.4 of the Exchange Agreement to which it is a party.

        6.5    Reasonable Best Efforts.    Walter, JWHHC, Spinco and Hanover will each use its reasonable best efforts to cause all of the conditions, as specified in Article 8 of this Agreement, to the obligations of the others to consummate the Merger to be met as soon as reasonably practicable after the date of this Agreement.

        6.6    Cooperation of Third Parties.    Where the cooperation of third parties such as insurers or trustees would be necessary in order for a party hereto to completely fulfill its obligations under this Agreement and the Executed Transaction Agreements, each Party will use its commercially reasonable efforts to seek the cooperation of such third parties.

        6.7    Consummation of the Asset Transfer.    Walter, JWHHC and Spinco will each use their respective reasonable best efforts to consummate the Asset Transfer prior to the Distribution, subject to satisfaction of any and all conditions thereto as established between Walter, JWHHC and Spinco and compliance with applicable law.

        6.8    Consummation of the Distribution.    Walter will use its reasonable best efforts to consummate the Distribution on the Closing Date, subject to satisfaction of any and all conditions thereto as established between Walter and Spinco (including, without limitation, the consummation of the Asset Transfer) and compliance with applicable law.

        6.9    Interim Financial Information.    Each of JWHHC (prior to the consummation of the Asset Transfer) and Spinco (following the consummation of the Asset Transfer) on the one hand, and Hanover, on the other hand, shall, prior to the Closing, provide each other within a reasonable period after such Party closes its books for the applicable accounting period for the business of the Spinco Retained Subsidiaries (with respect to JWHHC and Spinco) and for Hanover's business (with respect to Hanover) with (a) unaudited profit and loss statements for each quarterly period, together with a balance sheet as of the end of such period, and (b) monthly management profit and loss statements. Such quarterly financial information shall be in the same format and prepared on the same basis as the comparable portions of the Spinco Retained Subsidiaries Financial Statements (with respect to JWHHC and Spinco) and the Hanover SEC Documents (with respect to Hanover), and shall be in accordance with GAAP, except that such information may exclude footnotes and is subject to normal year-end adjustments.

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 ARTICLE 7

ADDITIONAL AGREEMENTS

        7.1    WARN.    Except as described in Section 7.1 of the Joint Disclosure Letter, none of Walter (with respect to the Spinco Business only), JWHHC (with respect to the Spinco Business only), Spinco and Hanover shall, at any time within the 90-day period prior to the Effective Time, effectuate a "plant closing" or "mass layoff" as those terms are defined in WARN or any state or local law, affecting in whole or in part any site of employment, facility, operating unit or employee of JWHHC (with respect to the Spinco Business only), Spinco or Hanover, without notifying the other in advance and without complying with the notice requirements and all other provisions of WARN and any state or local law.

        7.2    Cooperation.    Walter, JWHHC, Spinco and Hanover shall together or pursuant to the allocation of responsibility set forth below or otherwise to be agreed upon between them take, or cause to be taken, the following actions:

          (a)    Transition.    From and after the execution of this Agreement, Walter, JWHHC, Spinco and Hanover shall, and shall cause each of their respective Subsidiaries to, reasonably cooperate in the transition and integration process in connection with the Merger;

          (b)    NYSE Alternext Listings.    (i) Hanover shall use its commercially reasonable efforts to prevent the delisting of Hanover's Common Stock from the NYSE Alternext, including, without limitation, by exhausting all avenues of appeal available to it in respect of NYSE Alternext's decision to proceed with such delisting; provided that, if, despite Hanover's commercially reasonable efforts to the contrary, Hanover's Common Stock is ultimately delisted from the NYSE Alternext, Hanover shall take all actions necessary and appropriate to cause a market maker to continue to list the Hanover Common Stock on Pink OTC Markets' Pink Quote inter-dealer quotation service, the OTC Bulletin Board, or a comparable over-the-counter securities electronic quotation service. Hanover shall continue at all times to maintain the registration of its Common Stock pursuant to Section 12(b) or Section 12(g) of the Exchange Act notwithstanding that Hanover may qualify for exemptions therefrom, and, notwithstanding that Hanover's Common Stock may no longer be registered pursuant to Section 12(b) of the Exchange Act, shall continue to timely file all Hanover SEC Documents that Hanover would be required to file as an SEC registrant the Common Stock of which is listed on the NYSE Alternext.

             (ii)  As promptly as practicable, Hanover shall (A) if Hanover's Common Stock remains listed on the NYSE Alternext, file a "Reverse Merger" listing application with the NYSE Alternext or (B) if Hanover's Common Stock is delisted from the NYSE Alternext, file a new listing application with the NYSE Alternext or any other stock exchanges agreed upon by Walter, Spinco and Hanover, in each case for the listing or quotation of the shares of common stock of the Surviving Corporation to be issued pursuant to the transactions contemplated by this Agreement and use its reasonable best efforts to cause such shares to be Approved for Listing.

            (iii)  Walter, JWHHC and Spinco shall each use its commercially reasonable efforts to assist Hanover with any appeal of a delisting proceeding by the NYSE Alternext and with the preparation and submission of (i) any information about JWHHC or Spinco requested by NYSE Alternext in its letter dated September 5, 2008, (ii) any information about Walter, JWHHC or Spinco as may otherwise be reasonably requested by NYSE Alternext and (iii) any supplemental or new listing application as detailed in this Section 7.2(b).

          (c)    Blue Sky Filings.    Hanover shall take all such action as may reasonably be required under state securities or Blue Sky laws in connection with the issuance of shares of Hanover Common Stock pursuant to the Merger;

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          (d)    Required Consents.    Walter, JWHHC, Spinco and Hanover shall cooperate with one another in determining whether any filings are required to be made with or consents required to be obtained from, any Governmental Authority or any other Person prior to the Effective Time in connection with the consummation of the transactions contemplated by this Agreement; and

          (e)    Further Assistance.    Walter, JWHHC, Spinco and Hanover shall provide such further assistance as the other party may reasonably request in connection with the foregoing and with carrying out the purpose of the Agreement. Each of Spinco, JWHHC, Walter and Hanover shall furnish to the other's counsel all such information as may reasonably be required to effect the foregoing actions.

        7.3    Proxy Statement/Prospectus.    If, at any time after the mailing of the definitive Proxy Statement/Prospectus and prior to the Hanover Stockholders Meeting, any event should occur that results in the Proxy Statement/Prospectus or the Registration Statement containing an untrue statement of a material fact or omitting to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, or that otherwise should be described in an amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement, Spinco, Walter, JWHHC and Hanover shall promptly notify each other of the occurrence of such event and then promptly prepare, file and clear with the SEC such amendment or supplement and Hanover shall, as may be required by the SEC, mail to the Hanover stockholders and Walter's stockholders each such amendment or supplement.

        7.4    Tax-Free Reorganization Treatment; IRS Ruling; REIT Status; Closing Agreement and REIT Determination; Investment Company Status.    (a) Hanover shall not take or cause to be taken any action, whether before or after the Effective Time, that (i) would disqualify the transactions contemplated hereby from constituting a tax-free distribution under Section 355 of the Code, (ii) would result in any failure to obtain the IRS Ruling, (iii) would disqualify the Merger from constituting a tax-free reorganization under Section 368 of the Code or (iv) would result in any failure to obtain the Closing Agreement or a REIT Determination.

          (b)   Hanover shall cooperate with Walter and shall use commercially reasonable efforts to assist Walter in obtaining the IRS Ruling.

          (c)   Hanover shall use its reasonable best efforts to execute the Closing Agreement or obtain a REIT Determination in the manner set forth in Section 8.2(h).

          (d)   Hanover shall permit Walter, JWHHC and Spinco to participate in the process of obtaining the Closing Agreement and REIT Determination by providing drafts to Walter and Spinco of all submissions, including responses to inquiries and other supplemental materials, prior to their delivery to the IRS. Walter, JWHHC and Spinco shall be permitted to review all such draft submissions, and Hanover shall reasonably consider any changes to such submissions requested by Walter or Spinco. Hanover shall also keep Walter, JWHHC and Spinco currently informed of all developments relating to the Closing Agreement and REIT Determination processes, including all written and oral communications between Hanover and its advisors, on the one hand, and the IRS, on the other hand. All costs, fees and expenses incurred in connection with obtaining the Closing Agreement and REIT Determination, all costs of performing thereunder and all other liabilities arising therefrom shall be the sole responsibility and obligation of Hanover; provided that Hanover shall have no liability or responsibility for the cost of Walter's, JWHHC's or Spinco's participation in such process.

          (e)   None of Walter, JWHHC and Spinco shall take or cause to be taken any action, whether before or after the Effective Time, that (i) would disqualify the transactions contemplated hereby from constituting a tax-free distribution under Section 355 of the Code, (ii) would result in any failure to obtain the IRS Ruling, (iii) would disqualify the Merger from constituting a tax-free

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  reorganization under Section 368 of the Code or (iv) would result in any failure to obtain the Closing Agreement or REIT Determination.

          (f)    In connection with the Distribution, Walter, JWHHC and Spinco shall use their reasonable best efforts to seek a private letter ruling from the IRS relating to (i) the qualification of the Distribution as a tax-free transaction under Section 355 of the Code and the Asset Transfer and Distribution collectively as a "reorganization" under Section 368 of the Code (stating that no gain or loss will be recognized by Walter, Spinco, Hanover or Walter stockholders) and (ii) certain U.S. federal income tax consequences relating to the transactions contemplated herein (including the restructuring of Walter's homebuilding business prior to the Distribution) (the "IRS Ruling").

          (g)   Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Hanover, Walter, JWHHC or Spinco from taking, and Hanover, Walter, JWHHC and Spinco hereby agree, respectively, to take any action at any time or from time to time that in the reasonable judgment of Hanover or Walter, JWHHC and Spinco, as the case may be, upon advice of counsel, is legally necessary for Hanover to maintain its qualification as a REIT or to eliminate or reduce income or excise taxes under Sections 856, 860 and 4981 of the Code (and similar provisions of state or local Tax Law) for any period or portion thereof ending on or prior to the Effective Time, including (i) making dividend or distribution payments to stockholders of Hanover and (ii) accessing certain REIT qualified assets pursuant to the REIT Asset Credit Facility; provided that (a) other than with respect to the Closing Agreement or REIT Determination, Hanover is not presently aware of any action that is currently legally necessary to be taken for it to maintain its qualification as a REIT or to eliminate or reduce income or excise taxes under Sections 856, 860 and 4981 of the Code (and similar provisions of state or local Tax Law) that would constitute, or would be reasonably likely to constitute, a breach of this Agreement and (b) prior notice is given to Walter, JWHHC and Spinco of any actions that will otherwise constitute a breach of this Agreement or could reasonably be expected to disqualify the Merger from constituting a tax-free reorganization under Section 368 of the Code.

          (h)   Hanover shall not, nor shall it permit any of its Subsidiaries to, (i) take any action that would reasonably be expected to (x) cause Hanover or any of its Subsidiaries to become an "investment company" as such term is defined under the 40 Act or (y) cause the Surviving Corporation to become an "investment company" as such term is defined under the 40 Act after the Closing; or (ii) fail to take any action necessary to ensure that (x) Hanover does not become an "investment company" as such term is defined under the 40 Act, and (y) the Surviving Corporation will not become an "investment company" as such term is defined under the 40 Act (subject, in the case of each of clause (x) and (y), to Hanover's receipt of any written consent thereof by Walter that is required under Section 6.2(e) or 6.2(f)).

          (i)    Prior to the Closing, Hanover shall provide Walter within 15 business days after the end of each month with statements, certified by an appropriate officer of Hanover, as of the last day of such month relating to Hanover's compliance with Sections 7.4(d) and (e) and in form and substance substantially similar to the statements as of December 31, 2007, relating to such matters provided by Hanover to Walter prior to the date hereof.

        7.5    Employee Matters and Employee Benefit Plans.    (a) In general, on and after the Effective Time, the Surviving Corporation shall provide the Hanover Employees who continue employment with the Surviving Corporation with employee benefits (excluding equity-based programs) that are substantially comparable, in the aggregate, to the employee benefits provided to Current Spinco Employees (of similar position or job category) under the Spinco Benefit Plans after the Effective Time; provided, however, that nothing herein will prevent the amendment or termination of any specific plan, program or arrangement, or interfere with the Surviving Corporation's right or obligation to make such changes as are necessary to comply with applicable Law. Notwithstanding the foregoing, nothing

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contained herein shall be construed as requiring, and Hanover shall take no action that would have the effect of requiring, the Surviving Corporation or any Affiliate to continue any specific employee benefit plan. Neither the Surviving Corporation nor any of its Affiliates shall be obligated, however, to continue to employ any Hanover Employees for any specific period of time following the Effective Time, subject to applicable Law.

          (b)    Pre-existing Conditions; Service Credit.    On and after the Effective Time, the Surviving Corporation shall: (i) waive any limitations to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Hanover Employees under any welfare benefit plan in which such employees may be eligible to participate after the Effective Time, to the extent that such limitations did not apply or had been satisfied by such Hanover Employees and their covered dependents prior to the Effective Time, (ii) provide each Hanover Employee with credit for any co-payments and deductibles paid prior to the Effective Time for the plan year in which the Merger occurs in satisfying any applicable deductible or out-of-pocket requirements under any welfare benefit plan in which such employees may be eligible to participate after the Effective Time, and (iii) recognize all service of the Hanover Employees for all purposes (including purposes of eligibility to participate, vesting credit, service credit, entitlement for benefits, and benefit accrual (including vacation accrual) in any benefit plan in which such employees may be eligible to participate after the Merger), to the same extent taken into account under a comparable Hanover Benefit Plan immediately prior to the Effective Time.

          (c)   Nothing contained in this Section 7.5, express or implied: (i) is intended to confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment; or (ii) is intended to confer upon any Person any right as a third-party beneficiary of this Agreement.

        7.6    Investigation.    Upon reasonable notice, each of Walter, JWHHC and Spinco (with respect to the Spinco Business only) and Hanover shall, throughout the period prior to the earlier of the Effective Time or the Termination Date, afford to each other and to its respective officers, employees, accountants, counsel and other authorized representatives, reasonable access to its officers, employees, consultants and representatives and, during normal business hours, in a manner that does not unreasonably interfere with one another's respective business and operations, to its and its Subsidiaries' plants, properties, Contracts, commitments, books, records (including tax returns), papers, plans and drawings and any report, schedule or other document filed or received by it pursuant to the requirements of the federal or state securities laws, and shall use its respective reasonable best efforts to cause its respective representatives to furnish promptly to the other such additional financial and operating data and other information, including environmental information, as to its and its Subsidiaries' respective businesses and properties as the other or its duly authorized representatives, as the case may be, may reasonably request; provided, however, that the foregoing shall not permit either Party to conduct any invasive or destructive environmental sampling, testing or analysis on the other Party's property. Notwithstanding the foregoing, none of Walter (with respect to the Spinco Business only), JWHHC (with respect to the Spinco Business only), Spinco and Hanover, and any of their respective Subsidiaries, shall be required to provide any information to the extent that any such Party or any of their respective Subsidiaries is legally obligated to keep such information confidential or otherwise not to provide such information or to the extent that such access would constitute a waiver of the attorney-client privilege. Each of Hanover and Walter (with respect to the Spinco Business only) will hold, and will direct its officers, employees, investment bankers, attorneys, accountants and other advisors and representatives to hold, any and all information received from any of the Parties, directly or indirectly, in confidence in accordance with the Confidentiality Agreement.

        7.7    Reasonable Best Efforts; Further Assurances, Etc.    (a) Walter, Spinco, JWHHC and Hanover shall, as promptly as practicable and to the extent required by Law, make their respective filings and

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any other required or requested submissions under the HSR Act, promptly respond to any requests for additional information from either the Federal Trade Commission or the Department of Justice, and cooperate in the preparation of, and coordinate, such filings, submissions and responses (including the exchange of drafts between each party's outside counsel) so as to reduce the length of any review periods and (b) subject to the terms and conditions of this Agreement, each of Walter, JWHHC, Spinco and Hanover shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Executed Transaction Agreements, including providing information and using their reasonable best efforts to obtain all necessary exemptions, rulings, consents, authorizations, approvals and waivers to effect all necessary registrations and filings and to lift any injunction or other legal bar to the Merger and the other transactions contemplated hereby, as promptly as practicable, and to take all other actions necessary to consummate the transactions contemplated hereby in a manner consistent with applicable law, it being understood that this Section 7.7(a) does not address the IRS Ruling, which is addressed in Section 7.4(f). Without limiting the generality of the foregoing, Walter, JWHHC, Spinco and Hanover agree, and shall cause each of their respective Subsidiaries, to cooperate and to use their respective reasonable best efforts to obtain any government clearances required to consummate the Merger (including through compliance with the HSR Act and any applicable foreign government reporting requirements), to respond to any government requests for information, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any Order that restricts, prevents or prohibits the consummation of the Merger or any other transactions contemplated by this Agreement, including by pursuing all available avenues of administrative and judicial appeal and all available legislative action. The Parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party hereto in connection with proceedings under or relating to the HSR Act or any other federal, state or foreign antitrust or fair trade law, and will provide one another with copies of all material communications from and filings with, any Governmental Authorities in connection with the transactions contemplated hereby. Notwithstanding anything to the contrary in this Section 7.7, none of Walter, JWHHC, Spinco and their respective Subsidiaries, on the one hand, nor Hanover and its Subsidiaries on the other hand, shall be required to take any action that would reasonably be expected to have a Material Adverse Effect on Walter, JWHHC or Spinco, on the one hand, or Hanover, on the other hand.

        7.8    Director and Officer Indemnification; Insurance.    (a) The Surviving Corporation shall, (i) for a period of at least six years after the Effective Time, indemnify, defend and hold harmless, and provide advancement of expenses to, all past and present directors, officers or employees of Walter and its Subsidiaries who shall become directors, officers or employees of the Surviving Corporation or its Subsidiaries (the "Surviving Corporation Officers and Directors") to the maximum extent allowed under Maryland law for acts or omissions occurring after the Effective Time and (ii) amend the charter and bylaws of the Surviving Corporation as provided in the Amended and Restated Charter and the Amended and Restated Bylaws attached hereto as Exhibits A and B, respectively, which provide for the elimination of personal liability for money damages and indemnification and advancement of expenses to the maximum extent permitted under Maryland law and not to modify such provisions of its charter and bylaws in any way that is not applicable to all similarly situated directors, officers or employees of Hanover or the Surviving Corporation.

          (b)   (i) All rights to indemnification and exculpation from liabilities for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time now existing in favor of any former or current officer or director of Hanover or any of its Subsidiaries (the "Hanover Officers and Directors") as provided in Hanover's charter or by-laws and any existing indemnification agreements set forth in Section 7.8(b) of the Hanover Disclosure Letter, shall, to the maximum

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  extent allowed under Maryland law, survive the Merger and shall continue in full force and effect in accordance with their terms, and, except as provided in the Amended and Restated Charter and Bylaws or in the terms of such indemnification agreements, as applicable, shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Effective Time or taken at the written request of Walter, JWHHC or Spinco.

             (ii)  From and after the Effective Time, the Surviving Corporation shall, to the maximum extent allowed under Maryland law, indemnify, defend and hold harmless, and provide advancement of expenses to, each Hanover Officer and Director against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Hanover or any of its Subsidiaries, and pertaining to any matter existing or occurring or alleged to have occurred, or any acts or omissions occurring or alleged to have occurred, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of the Agreement and the consummation of the transactions contemplated hereby) or taken at the written request of Walter, JWHHC or Spinco.

            (iii)  The Surviving Corporation shall cause the Hanover Officers and Directors to be covered for a period of six years from the Effective Time by the directors' and officers' liability insurance policy maintained by Hanover immediately prior to the Effective Time (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts and otherwise containing terms and conditions that are not less advantageous to the Hanover Officers and Directors than such Hanover policy or substitute a "tail" insurance policy with a claims period of at least six years from the Effective Time of the same coverage and amounts and otherwise containing terms and conditions that are not less advantageous to the Hanover Officers and Directors than such Hanover policy) with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed by such officers and directors in their capacity as such; provided that in no event shall the Surviving Corporation be required to expend in the aggregate during and for such six-year period an amount in excess of 250% of the annualized premium paid by Hanover immediately prior to the Effective Time for such insurance (the "Insurance Amount"), and provided, further, that if the Surviving Corporation is unable to maintain such policy (or such substitute policy) as a result of the preceding proviso, the Surviving Corporation shall obtain as much comparable insurance as is available for the Insurance Amount.

          (c)   The provisions of this Section 7.8 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Hanover Officer and Director, each Surviving Corporation Officer and Director and each of their respective heirs and representatives.

        7.9    Public Announcements.    Walter, JWHHC, Spinco and Hanover shall consult with each other and shall mutually agree upon any press release or public announcement relating to the transactions contemplated by this Agreement and shall not issue any such press release or make any such public announcement prior to such consultation and agreement, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement. Walter shall have the right to receive, review, consult with Hanover with respect to, and comment on, any Hanover SEC Document, other than the

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Registration Statement and Proxy Statement/Prospectus, to be filed after the date hereof that it has under Section 6.3 hereof with respect to the Registration Statement and Proxy Statement/Prospectus.

        7.10    Defense of Litigation.    Each of Walter, JWHHC, Spinco and Hanover shall use its reasonable best efforts to defend against all actions, suits or proceedings in which such party is named as a defendant that challenge or otherwise seek to enjoin, restrain or prohibit the transactions contemplated by this Agreement. None of Walter, JWHHC, Spinco or Hanover shall settle any such action, suit or proceeding or fail to perfect on a timely basis any right to appeal any judgment rendered or Order entered against such Party therein without having previously consulted with the other Parties. Each of Walter, JWHHC, Spinco and Hanover shall use all commercially reasonable efforts to cause each of its Affiliates, directors and officers to use all commercially reasonable efforts to defend any such action, suit or proceeding in which such Affiliate, director or officer is named as a defendant and which seeks any such relief to comply with this Section 7.10 to the same extent as if such Person was a Party.

        7.11    Accounting Matters.    (a) In connection with the information regarding Spinco and the Spinco Business provided by Walter, JWHHC and Spinco specifically for inclusion in the Form S-4, Walter, JWHHC and Spinco shall use commercially reasonable efforts to cause to be delivered to Hanover a letter from Walter's, JWHHC's and Spinco's independent public accountants, dated the Closing Date, addressed to Walter, JWHHC, Spinco and Hanover, in form and substance reasonably satisfactory to Hanover and reasonably customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

          (b)   In connection with the information regarding Hanover provided by Hanover specifically for inclusion in or incorporation by reference in the Form S-4, Hanover shall use commercially reasonable efforts to cause to be delivered to Walter a letter from Hanover's independent public accountants, dated the Closing Date, addressed to Walter, JWHHC, Spinco and Hanover, in form and substance reasonably satisfactory to Walter and reasonably customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

        7.12    Amendment and Restatement of Hanover's Charter and Bylaws.    Following receipt of the Requisite Approvals, Hanover shall take all actions necessary for the Amended and Restated Charter and the Amended and Restated Bylaws to become effective prior to the consummation of the Exchange Share Issuance, including, without limitation, by filing the Articles of Amendment and Restatement with the SDAT, in the manner required by, and executed in accordance with, the applicable provisions of the MGCL.

        7.13    Board of Directors and Officers of Surviving Corporation.    The Maryland Articles of Merger shall specify that the number of directors on the Board of Directors of the Surviving Corporation immediately following the Effective Time shall be seven and that the names and classifications of the directors of the Surviving Corporation immediately following the Effective Time will be as specified on Schedule 2.1(d) hereto, as such names may be changed in accordance with Section 2.1(d) hereof.

        7.14    Post Closing Cooperation.    Subject to the terms and conditions hereof, each of the Parties hereto agrees to use its reasonable best efforts to execute and deliver, or cause to be executed and delivered, all documents and to take, or cause to be taken, all actions that may be reasonably necessary or appropriate, in the reasonable opinion of counsel for Walter and Hanover, to effectuate the provisions of this Agreement.

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 ARTICLE 8

CONDITIONS TO THE MERGER

        8.1    Conditions to the Obligations of Spinco, Walter and Hanover to Effect the Merger.    The respective obligations of Spinco, Walter and Hanover to consummate the Merger shall be subject to the fulfillment (or waiver by Walter, Spinco and Hanover) at or prior to the Effective Time of the following conditions:

          (a)   The Asset Transfer shall have been consummated;

          (b)   The Distribution shall have been consummated;

          (c)   The Requisite Merger Approval and the Requisite Charter Approval (or, if presented at the Hanover Stockholders Meeting as Component Proposals, approval of each of the Component Proposals comprising the Requisite Charter Approval) shall have been obtained;

          (d)   The Requisite Exchange Approval shall have been obtained;

          (e)   All consents, approvals and authorizations of any Governmental Authority required by Law for the consummation of the transactions contemplated by this Agreement and the Executed Transaction Agreements shall have been obtained and be in full force and effect at the Effective Time, except those consents the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Surviving Corporation (after giving effect to the Merger);

          (f)    All consents or approvals of each Person whose consent or approval shall be required for the consummation of the transactions contemplated by this Agreement and the Executed Transaction Agreements under any contract to which Hanover or Walter or their respective Subsidiaries shall be a party or by which their respective properties and assets are bound shall have been obtained (in each case without the payment or imposition of any material costs or obligations) and be in full force and effect at the Effective Time, except (i) where the failure to so obtain such consents and approvals would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Surviving Corporation (after giving effect to the Merger) or (ii) to the extent that reasonably acceptable alternative arrangements relating to the failure to obtain any such consent or approval are otherwise provided for;

          (g)   Any waiting period under the HSR Act shall have expired or been terminated;

          (h)   (i) The Registration Statement shall have become effective in accordance with the Securities Act and the Exchange Act and shall not be the subject of any stop order or proceedings seeking a stop order and no similar proceeding in respect of the Proxy Statement/Prospectus shall have been initiated or threatened by the SEC and not concluded or withdrawn; and (ii) the shares of Hanover Common Stock and such other shares required to be reserved for issuance in connection with the Distribution and the Merger, respectively, shall have been Approved for Listing; and

          (i)    No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction or other Law or legal restraint or prohibition preventing or making illegal the consummation of the transactions contemplated by this Agreement and the Executed Transaction Agreements shall be in effect; provided, however, that the Parties hereto shall use their reasonable best efforts to have any such injunction, order, restraint or prohibition vacated; provided, further, that the Parties hereto shall use their commercially reasonable efforts to cause any such Law not to prevent or make illegal the consummation of the transactions contemplated by this Agreement and the Executed Transaction Agreements.

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        8.2    Additional Conditions to the Obligations of Walter and Spinco.    The obligations of Walter and Spinco to consummate the Merger shall be subject to the fulfillment (or waiver by Walter and Spinco) at or prior to the Effective Time of the following additional conditions:

          (a)   (i) (A) The representations and warranties of Hanover contained in this Agreement qualified as to Material Adverse Effect shall be true and correct in all respects and (B) those not so qualified shall be true and correct in all material respects, in each case as of the Effective Time as if made as of the Effective Time (except to the extent such representations and warranties address matters as of a particular date), except in the case of clause (B) where the failure to be true and correct in all material respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover and (ii) Hanover shall have performed in all material respects its covenants and agreements contained in this Agreement required to be performed at or prior to the Effective Time, except in the case of clauses (i) and (ii) to the extent specifically contemplated or permitted by this Agreement;

          (b)   Hanover shall have delivered to Walter and Spinco a certificate, dated as of the Effective Time, of the Chief Executive Officer and Chief Financial Officer of Hanover (on Hanover's behalf and without any personal liability) certifying the satisfaction by Hanover of the conditions set forth in subsection (a) of this Section 8.2;

          (c)   Walter and Spinco shall have received opinions of Simpson Thacher & Bartlett LLP to the effect that (i) the Merger will constitute a "reorganization" for federal income tax purposes within the meaning of Section 368(a) of the Code and (ii) the Surviving Corporation's proposed method of operation will enable it to continue to meet the requirements for qualification as a REIT under the Code for taxable year 2009 and thereafter. In rendering such opinion, Simpson Thacher & Bartlett LLP (x) may require and rely upon representations contained in certificates of officers of Walter, JWHHC, Spinco, Hanover and others and (y) will assume, if a REIT Determination is not obtained and the Closing Agreement does not provide resolution of the issues for which relief was sought in the Initial Submissions for the taxable year of Hanover ending December 31, 2008 (the "2008 Tax Year"), that the Closing Agreement applies to the 2008 Tax Year in the same manner as it applies to the taxable years of Hanover that are the subject of such Closing Agreement;

          (d)   The Amended and Restated Charter (except to the extent any Component Proposal is not included with the consent of Hanover, Spinco and Walter) shall be the effective charter of Hanover and the Amended and Restated Bylaws shall be the effective bylaws of Hanover;

          (e)   Each of the Exchange Agreements as in effect on the date hereof, or as they may be amended, supplemented, restated or modified following the date hereof with Walter's prior written consent, is in effect and each of the closings thereunder have occurred;

          (f)    Walter shall have received (i) the IRS Ruling in form and substance reasonably satisfactory to Walter with respect to each of the matters requested by Walter to be included therein and (ii) an opinion of PricewaterhouseCoopers LLP as to the satisfaction of certain requirements necessary for the Distribution to obtain tax-free treatment under Section 355 of the Code on which the IRS will not rule;

          (g)   Hanover shall continue to qualify as a REIT;

          (h)   Either (i) Hanover and the IRS shall have executed an IRS Form 906, Closing Agreement on Final Determination Covering Specific Tax Matters, that resolves, in a manner satisfactory to Walter in its sole discretion exercised in good faith, the issues for which relief was sought in the Initial Submissions (the "Closing Agreement") or (ii) the IRS shall have rendered a formal, binding determination other than the Closing Agreement to the effect that the assets which are the subject of the Initial Submissions, were, for purposes of Section 856(c) of the Code, "cash

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  items" and therefore that the investment by Hanover in such assets will not cause Hanover to fail to qualify as a REIT for any taxable year, or otherwise to the effect that Hanover has qualified as a REIT for all taxable years, which determination is in form and substance satisfactory to Walter, as determined in its sole discretion exercised in good faith (the "REIT Determination");

          (i)    Walter and Spinco shall have received (i) a tax opinion of Sonnenschein Nath & Rosenthal LLP, dated as of the Closing Date, in the form attached hereto as Exhibit C (such opinion shall be based upon customary assumptions and representations made by Hanover and any Subsidiaries of Hanover in the form attached hereto as Exhibit D) opining that Hanover has been organized and has operated in conformity with the requirements for qualification as a REIT under the Code since 1997, until immediately prior to the Closing and assuming that if a REIT Determination is not obtained and the Closing Agreement does not provide resolution of the issues for which relief was sought in the Initial Submissions for the 2008 Tax Year, that the Closing Agreement applies to the 2008 Tax Year in the same manner as it applies to the taxable years of Hanover that are the subject of such Closing Agreement and (ii) an opinion of Sonnenschein Nath & Rosenthal LLP, dated as of the Closing Date, in the form attached hereto as Exhibit E as to certain 40 Act matters; and

          (j)    The Requisite Plan Amendment Approval shall have been obtained.

        8.3    Additional Conditions to the Obligations of Hanover.    The obligation of Hanover to consummate the Merger shall be subject to the fulfillment (or waiver by Hanover) at or prior to the Effective Time of the following additional conditions:

          (a)   (i) (A) The representations and warranties of Spinco and Walter contained in this Agreement qualified as to Material Adverse Effect shall be true and correct in all respects and (B) those not so qualified shall be true and correct in all material respects, in each case as of the Effective Time as if made as of the Effective Time (except to the extent such representations and warranties address matters as of a particular date), except in the case of clause (B) where the failure to be true and correct in all material respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco and (ii) Spinco, JWHHC and Walter shall have performed in all material respects their respective covenants and agreements contained in this Agreement required to be performed at or prior to the Effective Time, except in the case of clauses (i) and (ii) to the extent specifically contemplated or permitted by this Agreement;

          (b)   Each of Walter and Spinco shall have delivered to Hanover a certificate, dated as of the Effective Time, of the Chief Executive Officer and the Chief Financial Officer of Walter and of Spinco (on Walter's and Spinco's behalf and without any personal liability) certifying the satisfaction by Walter and Spinco of the conditions set forth in subsection (a) of this Section 8.3; and

          (c)   Hanover shall have received an opinion from Sonnenschein Nath & Rosenthal LLP, to the effect that the Merger will constitute a reorganization for federal income tax purposes within the meaning of Section 368(a) of the Code (provided that, in rendering such opinion, Sonnenschein Nath & Rosenthal LLP may require and rely upon representations contained in certificates of officers of Walter, JWHHC, Spinco, Hanover and others).

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 ARTICLE 9

TERMINATION, AMENDMENT AND WAIVERS

        9.1    Termination.    This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time whether before or after the Requisite Approvals or the adoption hereof by Walter as the sole member of Spinco:

          (a)   by the mutual written consent of Walter, Spinco and Hanover, which consent shall be effected by action of the Board of Directors of each such Party;

          (b)   by either Walter or Hanover:

              (i)  if the Effective Time shall not have occurred before June 30, 2009 (the "Termination Date"); provided, however, that the right to terminate this Agreement pursuant to this clause (b)(i) shall not be available to any Party whose failure to perform any of its obligations under this Agreement at or prior to such date has been a cause of or resulted in the failure of the Merger to have become effective on or before the Termination Date;

             (ii)  if, at the Hanover Stockholders Meeting duly convened therefor (including any adjournment, continuation or postponement thereof), any of the Requisite Merger Approval, the Requisite Charter Approval (or, if presented as Component Proposals, any Component Proposal of the Requisite Charter Approval) and the Requisite Exchange Approval shall not have been obtained after a vote of the stockholders is taken; or

            (iii)  if any court of competent jurisdiction or any other Governmental Authority shall have issued an order, injunction, restraint or other judgment (and such order, injunction or other judgment shall have become final and nonappealable), restraining, enjoining or otherwise prohibiting the Merger, provided, that, (A) if the party seeking to terminate this Agreement pursuant to this clause (b)(iii) is a party to the applicable proceeding, such party shall have used its reasonable best efforts to remove such order, injunction, restraint or other judgment, and (B) the right to terminate this Agreement under this clause (b)(iii) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement shall have been the cause of, or shall have resulted in, such order, injunction, restraint or other judgment;

          (c)   by Walter, if Hanover shall have (i) failed to include the Hanover Board Recommendation in the Proxy Statement/Prospectus or (ii) effected a Change in the Hanover Board Recommendation (or resolved to take any such action), whether or not permitted by the terms hereof, or (iii) breached its obligations under (A) Section 6.3 of this Agreement and such breach either by its terms cannot be cured by the Termination Date or, with respect to any such breach that is reasonably capable of being remedied, the breach is not remedied within 30 days after Walter has furnished Hanover with written notice of such breach or (B) Section 6.4(d) of this Agreement; provided, however, that the right to terminate this Agreement pursuant to clause (c)(iii)(A) shall not be available to Walter to the extent Walter has failed in any material respect to fulfill its obligation under Section 6.3(a) to provide information for inclusion in the Form S-4 and/or to assist in the preparation of the Form S-4, and such failure was the primary cause of Hanover's breach.

          (d)   by Hanover if, prior to obtaining the Requisite Merger Approval, Hanover receives a Hanover Acquisition Proposal and the Board of Directors of Hanover shall have concluded in good faith that such Hanover Acquisition Proposal constitutes a Superior Proposal; provided that, Hanover shall not terminate this Agreement pursuant to the foregoing clause unless: (i) Hanover concurrently pays the Hanover Termination Fee payable pursuant to Section 9.3(a)(i) and (ii) the

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  Board of Directors of Hanover concurrently approves, and Hanover concurrently enters into, a definitive, legally binding agreement with respect to such Superior Proposal.

          (e)   by Hanover, if Hanover is not in material breach of the terms of this Agreement, and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Walter, JWHHC or Spinco which breach would cause the condition to closing set forth in Section 8.3(a) not to be satisfied, and (i) such breach by its nature is not capable of being cured or (ii) Walter has not, within 30 days after receipt by Walter of written notice of such breach from Hanover, cured such breach or made any good faith attempt to cure such breach;

          (f)    by Walter, if none of Walter, JWHHC and Spinco is in material breach of the terms of this Agreement, and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Hanover which breach would cause the condition to closing set forth in Section 8.2(a) not to be satisfied, and (i) such breach by its nature is not capable of being cured or (ii) Hanover has not, within 30 days after receipt by Hanover of written notice of such breach from Walter, cured such breach or made any good faith attempt to cure such breach; and

          (g)   by Walter, if, at the Hanover Stockholders Meeting duly convened therefor (including any adjournment, continuation or postponement thereof), the Requisite Plan Amendment Approval shall not have been obtained after a vote of the stockholders is taken.

        The Party hereto desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give written notice of such termination to the other Parties in accordance with Section 10.2, specifying the provision hereof pursuant to which such termination is effected.

        9.2    Effect of Termination.    In the event of termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void and of no effect without any liability or obligation on the part of any Party hereto (or any stockholder, director or officer, employee, agent, consultant or representative of such party) to the other Parties hereto, except that (a) the agreements contained in this Section 9.2, Section 9.3, the Confidentiality Agreement (subject to the terms thereof), the last sentence of Section 7.6 and Article 10 shall survive the termination hereof and (b) no such termination shall relieve any Party hereto of any liability or damages resulting from fraud or from any willful and material breach by such Party of any covenant or other agreement included in this Agreement.

        9.3    Fees and Expenses.    (a) (i) In the event that this Agreement is terminated (A) by Walter pursuant to Section 9.1(c)(iii), (B) by Hanover pursuant to Section 9.1(d) or (C) by Walter pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii), but only, in the case of this clause (C) if Hanover is unable to terminate the Agreement pursuant to such Section at the time of termination by Walter due to Hanover's failure to meet the requirements for such termination in the provisos to such sections, then, in the case of each of clauses (A), (B) and (C), promptly, but in no event later than two business days after such termination Hanover shall pay Walter a fee equal to $3,000,000 (the "Hanover Termination Fee") by wire transfer of same day funds.

             (ii)  In the event that, following the execution of this Agreement and prior to the Effective Time, (A) a Hanover Acquisition Proposal is commenced, publicly disclosed, publicly proposed or otherwise communicated to Hanover or the Hanover stockholders and (B) this Agreement is terminated by either Walter or Hanover pursuant to Section 9.1(b)(ii) or by Walter pursuant to Section 9.1(c)(i) or 9.1(c)(ii) or 9.1(f) or 9.1(g), and (C) (x) within 12 months after the date of such termination, Hanover enters into a Hanover Acquisition Agreement relating to, or consummates, such Hanover Acquisition Proposal (changing the number in clauses (ii), (iii) and (iv) of the definition of such term from 5% or 10%, as the

Annex A-62

    case may be, to 50%) or any other Hanover Acquisition Proposal (modified as aforesaid) with the Person making such first Hanover Acquisition Proposal, or (y) within 9 months after the date of such termination, Hanover enters into a Hanover Acquisition Agreement relating to, or consummates, any Hanover Acquisition Proposal (modified as aforesaid) then Hanover shall promptly, but in no event later than two business days after the date such Hanover Acquisition Agreement is entered into or such Hanover Acquisition Proposal is consummated, as the case may be, pay Walter the Hanover Termination Fee by wire transfer of same day funds.

          Hanover acknowledges that the agreements contained in this Section 9.3(a) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Walter would not enter into this Agreement; accordingly, if Hanover fails promptly to pay the amount due pursuant to this Section 9.3(a), and in order to obtain such payment, Walter commences a suit which results in a judgment against Hanover for the fee set forth in this Section 9.3(a), Hanover shall pay to Walter its out-of-pocket costs and expenses (including reasonable attorneys' fees and out-of-pocket expenses) in connection with such suit, together with interest on the amount of the fee at the rate on six-month U.S. Treasury obligations in effect on the date such payment was required to be made plus 300 basis points.

          (b)   In the event that this Agreement is terminated by Hanover (i) pursuant to Section 9.1(e), or (ii) pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii), but only in the case of this clause (ii), if Walter is unable to terminate the Agreement pursuant to such Section at the time of termination by Hanover due to Walter's failure to meet the requirements for such termination in the provisos to such sections, then, in the case of both clauses (i) and (ii), promptly but in no event later than two business days after such termination, Walter shall pay Hanover a fee equal to $2,000,000 (the "Walter Termination Fee") by wire transfer of same day funds; provided, however, that at the option of Walter and JWHHC (prior to the consummation of the Asset Transfer) or Spinco (following the consummation of the Asset Transfer), in their sole discretion, all or any portion of the Walter Termination Fee may be paid by a setoff by JWHHC (or Spinco, as assignee of JWHHC following the Asset Transfer) of amounts due and owing to JWHHC (or Spinco, as assignee of JWHHC following the Asset Transfer) from Hanover under the REIT Asset Credit Facility.

          Walter acknowledges that the agreements contained in this Section 9.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Hanover would not enter into this Agreement; accordingly, if Walter fails promptly to pay the amount due pursuant to this Section 9.3(b), and in order to obtain such payment, Hanover commences a suit which results in a judgment against Walter for the fee set forth in this Section 9.3(b), Walter shall pay to Hanover its out-of-pocket costs and expenses (including reasonable attorneys' fees and out-of-pocket expenses) in connection with such suit, together with interest on the amount of the fee at the rate on six-month U.S. Treasury obligations in effect on the date such payment was required to be made plus 300 basis points.

          (c)   Notwithstanding anything else set forth in this Section 9.3, all fees and expenses incurred by Walter, JWHHC, Spinco, Hanover or their respective Subsidiaries in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such fees or expenses; provided, however, that Walter shall reimburse Hanover for filing and other fees payable to the SEC in respect of the Registration Statement and the Proxy Statement/Prospectus and Walter shall pay the fees and expenses of any financial printer engaged in the preparation, printing, filing and mailing of the Registration Statement and Proxy Statement/Prospectus.

Annex A-63

        9.4    Amendment.    This Agreement may be amended at any time prior to the Effective Time, whether before or after receipt of the Requisite Approvals; provided, however, that, after receipt of the Requisite Approvals, no amendment may be made which under applicable Maryland Law requires the further approval of the stockholders of Hanover without such further approval. This Agreement may not be amended except by an instrument in writing signed by the Parties hereto.

        9.5    Waivers.    At any time prior to the Effective Time, any Party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

ARTICLE 10

MISCELLANEOUS

        10.1    Non-Survival of Representations and Warranties and Agreements.    None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time and then only to such extent. Except as specifically provided herein, the Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any party or its representatives thereunder or hereunder.

        10.2    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed given upon (a) a transmitter's electronic confirmation of receipt of a facsimile transmission, (b) confirmed delivery of a standard overnight courier or when delivered by hand or (c) the expiration of five business days after the date mailed by certified or registered mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other addresses for a party as shall be specified by like notice):

  If to Walter, to:

    Walter Industries, Inc.
    4211 W. Boy Scout Boulevard, 10th Floor
    Tampa, Florida 33607-5724
    Attention: General Counsel
    Facsimile: (813) 871-4430

  with a copy (which shall not constitute effective notice) to:

    Simpson Thacher & Bartlett LLP
    425 Lexington Avenue
    New York, New York 10017
    Attention: Peter J. Gordon, Esq.
    Facsimile: (212) 455-2502

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  If to Spinco, to:

    Walter Investment Management LLC
    4211 W. Boy Scout Boulevard, 10th Floor
    Tampa, Florida 33607-5724
    Attention: General Counsel
    Facsimile: (813) 871-4430

  with a copy (which shall not constitute effective notice) to:

    Simpson Thacher & Bartlett LLP
    425 Lexington Avenue
    New York, New York 10017
    Attention: Peter J. Gordon, Esq.
    Facsimile: (212) 455-2502

  If to JWHHC, to:

    JWH Holding Company, LLC
    4211 W. Boy Scout Boulevard, 10th Floor
    Tampa, Florida 33607-5724
    Attention: General Counsel
    Facsimile: (813) 871-4430

  with a copy (which shall not constitute effective notice) to:

    Simpson Thacher & Bartlett LLP
    425 Lexington Avenue
    New York, New York 10017
    Attention: Peter J. Gordon, Esq.
    Facsimile: (212) 455-2502

  If to Hanover, to:

    Hanover Capital Mortgage Holdings, Inc.
    200 Metroplex Drive, Suite 100
    Edison, New Jersey 08817
    Attention: General Counsel
    Facsimile: (732) 548-0286

  with a copy (which shall not constitute effective notice) to:

    Sonnenschein Nath & Rosenthal LLP
    Two World Financial Center
    New York, New York 10281
    Attention: Mark I. Sokolow, Esq.
    Facsimile: (212) 768-6800

        10.3    Certain Construction Rules.    The article and section headings and the table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. As used in this Agreement, unless otherwise provided to the contrary, (a) all references to days or months shall be deemed references to calendar days or months and (b) any reference to a "Section," "Article," "Exhibit" or "Schedule" shall be deemed to refer to a section or article of this Agreement or an exhibit or schedule to this Agreement. The words "hereof," "herein" and "hereunder" and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed

Annex A-65

by the words "without limitation." Unless otherwise specifically provided for herein, the term "or" shall not be deemed to be exclusive.

        10.4    Severability.    If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be declared to be invalid, unenforceable or void, such declaration shall not have the effect of invalidating or voiding the remainder of this Agreement, it being the intent and agreement of Spinco, JWHHC, Walter and Hanover that this Agreement shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent or, if such modification is not possible, by substituting therefor another provision that is valid, legal and enforceable and that achieves the same objective.

        10.5    Assignment; Binding Effect.    Neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned by Spinco, JWHHC, Walter or Hanover (whether by operation of law or otherwise) without the prior written consent of all of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by Spinco, JWHHC, Walter and Hanover and their respective successors and permitted assigns.

        10.6    No Third Party Beneficiaries.    Except as provided in Section 7.8, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than Walter, JWHHC, Spinco and Hanover or their respective successors or permitted assigns) any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, and no Person (other than as so specified) shall be deemed a third party beneficiary under or by reason of this Agreement.

        10.7    Limited Liability.    Notwithstanding any other provision of this Agreement, no stockholder, director, officer, Affiliate, agent or representative of Spinco, JWHHC, Walter or Hanover, in its capacity as such, shall have any liability in respect of or relating to the covenants, obligations, representations or warranties of such party under this Agreement or in respect of any certificate delivered with respect hereto or thereto and, to the fullest extent legally permissible, each of Spinco, JWHHC, Walter and Hanover, for itself and its stockholders, directors, officers and Affiliates, waives and agrees not to seek to assert or enforce any such liability that any such Person otherwise might have pursuant to applicable law.

        10.8    Entire Agreement.    This Agreement (together with the Executed Transaction Agreements, the Confidentiality Agreement, the exhibits and the Disclosure Letters and the other documents delivered pursuant hereto) constitutes the entire agreement of all the parties hereto and supersedes all prior and contemporaneous agreements and understandings, both written and oral, between the parties, or either of them, with respect to the subject matter hereof. All exhibits and schedules attached to this Agreement and the Disclosure Letters are expressly made a part of, and incorporated by reference into, this Agreement.

        10.9    Governing Law.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland, without regard to conflicts of laws principles.

        10.10    Jurisdiction.    (a) Each Party irrevocably consents to and submits to the jurisdiction, including the personal jurisdiction, of (i) any Maryland State court, and (ii) any Federal court of the United States sitting in the State of Maryland, solely for the purposes of any suit, action or other proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby. Each Party agrees to commence any suit, action or proceeding relating hereto only in any Federal court of the United States sitting in the State of Maryland or, if such suit, action or other proceeding may not be brought in such court for reasons of subject matter jurisdiction, in any Maryland State court. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any suit, action or proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby in (i) any Maryland State court, and (ii) any Federal court of the United States sitting in the State of Maryland, and hereby further irrevocably and unconditionally

Annex A-66

waives and agrees not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each Party further irrevocably consents to the service of process out of any of the aforementioned courts in any such suit, action or other proceeding by the mailing of copies thereof by registered mail to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided that nothing in this Section 10.10 shall affect the right of any party to serve legal process in any other manner permitted by law. The consent to jurisdiction set forth in this Section 10.10 shall not constitute a general consent to service of process in the State of Maryland and shall have no effect for any purpose except as provided in this Section 10.10. The parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

          (b)   EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

        10.11    Counterparts.    This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement binding on Spinco, JWHHC, Walter and Hanover, notwithstanding that not all parties are signatories to the original or the same counterpart.

        10.12    Specific Performance; Remedies.    The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any state or federal court located in the State of Maryland. Except for the foregoing remedies of injunction and specific performance, the right not to close in the event that the conditions to closing are not satisfied and the termination rights set forth in this Agreement, the Parties agree that they shall have no rights or claims against one another for breaches of this Agreement except in the case of fraud or any willful and material breach by a party of any covenant or other agreement included in this Agreement.

Annex A-67

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

WALTER INDUSTRIES, INC.
By:	/s/ VICTOR P. PATRICK Name: Victor P. Patrick Title: Vice Chairman
WALTER INVESTMENT MANAGEMENT LLC
By:	/s/ MARK J. O'BRIEN Name: Mark J. O'Brien Title: President and CEO
JWH HOLDING COMPANY, LLC
By:	/s/ MARK J. O'BRIEN Name: Mark J. O'Brien Title: President and CEO
HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
By:	/s/ JOHN A. BURCHETT Name: John A. Burchett Title: Chairman and Chief Executive Officer

Annex A-68

 EXHIBIT A

AMENDED AND RESTATED BYLAWS OF HANOVER

(see Annex D)

Annex A-69

 EXHIBIT B

ARTICLES OF AMENDMENT AND RESTATEMENT OF HANOVER

(see Annex C)

Annex A-70

 EXHIBIT C

                                    , 2009

Walter Industries, Inc.
4211 W. Boy Scout Boulevard, 10th Floor
Tampa, Florida 33607-5724

Walter Investment Management LLC
4211 W. Boy Scout Boulevard, 10th Floor
Tampa, Florida 33607-5724

Re:
Hanover Capital Mortgage Holdings, Inc.

Ladies and Gentlemen:

        We have acted as special tax counsel to Hanover Capital Mortgage Holdings, Inc., a Maryland corporation (the "Company"), in connection with the transactions contemplated by the Second Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), among Walter Industries, Inc., a Delaware corporation ("Walter"), JWH Holding Company, LLC, a Delaware limited liability company wholly-owned by Walter, Walter Investment Management LLC, a Delaware limited liability company wholly-owned by Walter and the Company. Capitalized terms used and not defined herein shall have the respective meanings set forth in the Merger Agreement. This opinion is being delivered pursuant to Section 8.2(f) of the Merger Agreement.

        In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement and the Executed Transaction Agreements (collectively, the "Operative Documents"). Furthermore, we have relied upon (i) the letter, dated as of the date hereof, from the Company to us containing certain representations and referencing certain deliveries by the Company to us, including, but not limited to, certain representations and deliveries related to (A) the certain letters, dated as of August 25, 2008 and September 19, 2008, respectively, from the Company to the Internal Revenue Service, including the exhibits and attachments thereto, and (B) the final, binding determination of the Internal Revenue Service in response to thereto, (ii) the audited consolidated financial statements of the Company and its subsidiaries for their            most recent fiscal years and the most recent internal consolidated financial statements of the Company and its subsidiaries (the "Financial Statements") and (iii) certain internal income and asset tests conducted by the Company (the "Company REIT Tests"). We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinions set forth herein.

        Our opinion is conditioned on, among other things, the initial and continuing accuracy of the facts, information, covenants and representations set forth in the documents referred to above and of the Financial Statements and the Company REIT Tests. In our examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies and the authenticity of the originals of such documents. We also have assumed that the transactions contemplated by the Merger Agreement will be consummated in the manner contemplated by the Operative Documents.

        In rendering our opinion, we have considered the current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial decisions and Internal Revenue Service rulings, all of which are subject to change, which changes may be retroactively applied. A change in the authorities upon which our opinion is based could affect our conclusions. There can be no assurances, moreover, that any of the opinions expressed herein will be accepted by the Internal Revenue Service or, if challenged, by a court.

Annex A-71

        Based solely upon the foregoing, we are of the opinion that, under current United States federal income tax law, as of the date hereof:

    The Company has been organized and has operated in conformity with the requirements for qualification as a real estate investment trust under the Code, for each of its taxable years commencing with the taxable year ended December 31, 1997 through the most recently ended taxable year, and the Company has operated in conformity with the requirements for qualification as a real estate investment trust under the Code from the end of the most recently ended taxable year up to immediately prior to the Effective Time.

        For purposes of this letter, we do not express any opinion concerning any law other than the federal income tax law of the United States. Furthermore, our opinions are limited solely to the specific questions and conclusions set forth herein, and we express no opinion to any party as to the tax consequences, whether federal, state, local or foreign, of any transaction related to or contemplated by the Operative Documents.

        To ensure compliance with requirements imposed by the Internal Revenue Service, we inform you that (i) any U.S. federal tax advice contained in this opinion is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties under the Internal Revenue Code; (ii) such opinion is written in connection with the promotion or marketing of the transaction or matters addressed herein; and (iii) you should seek advice based on your particular circumstances from an independent tax advisor.

        This opinion is furnished to you solely for your benefit in connection with the transactions contemplated by the Operative Documents and is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person without our prior written consent, provided, however, that you may disclose this opinion to any and all persons, without limitation, in connection with the disclosure of the tax treatment and tax structure of the transaction. We disclaim any undertaking to advise you of any subsequent changes of the facts stated or assumed herein or any subsequent changes in applicable law.

Very truly yours,

Annex A-72

EXHIBIT D

Hanover Capital Mortgage Holdings, Inc.
200 Metroplex Drive, Suite 100
Edison, New Jersey 08817

                        , 2009

Sonnenschein Nath & Rosenthal LLP
Two World Financial Center
New York, New York 10281

Re:
Officer's Certificate—Tax Opinion for Status as a Real Estate Investment Trust

Ladies and Gentlemen:

        In connection with the transactions contemplated by the Second Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), among Walter Industries, Inc., a Delaware corporation ("Walter"), JWH Holding Company, LLC, a Delaware limited liability company wholly-owned by Walter, Walter Investment Management LLC, a Delaware limited liability company wholly-owned by Walter, and Hanover Capital Mortgage Holdings, Inc., a Maryland corporation (the "Company"), you have been requested to issue an opinion that commencing with the Company's taxable year ending December 31, 1997, the Company has been organized and has operated in conformity with the requirements for qualification real estate investment trust (a "REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). Unless otherwise specifically defined herein or in Exhibit A attached hereto, all capitalized terms have the meaning assigned to them in the Merger Agreement.

        In connection with the issuance of your legal opinion as described above, the Company hereby makes the following representations (intending that Sonnenschein Nath & Rosenthal LLP will rely on such representations in rendering its opinion); all representations made by the Company are made for all periods of its existence (or such other periods of time as may be specifically set forth below):

ORGANIZATIONAL MATTERS

1.
Commencing with its taxable year ended December 31, 1997, the Company timely and properly filed an election to be taxed as a "real estate investment trust" under Code Section 856(c)(1). The Company has not revoked such election and has no present intention to revoke such election.

2.
The Company has and will be managed by one or more of its directors.

3.
Beneficial ownership in the Company has been and will be evidenced by transferable shares.

4.
At no time during the last half of any taxable year of the Company have more than 50% in value of the Company's outstanding beneficial interests been owned, directly or indirectly, by or for five or fewer individuals as determined by applying the Attribution Rules.

5.
Beneficial ownership in the Company was held by 100 or more persons during at least 335 days for its initial taxable year ended December 31, 1997 (or during a proportionate part of such taxable year if such taxable year was less than twelve months) and for all periods thereafter. The Company will take all measures within its control to ensure that beneficial ownership in the Company is held by 100 or more persons at all times from and after the Effective Time.

INCOME TEST MATTERS

6.
Commencing with the Company's initial taxable year ended December 31, 1997, and for all taxable years thereafter including the taxable year beginning before, and ending after, the Effective Time,

Annex A-73

  at least ninety-five percent (95%) of the gross income of the Company (excluding gross income from Prohibited Transactions) has been and is expected to be derived from (i) dividends, (ii) interest, (iii) gain from the sale or other disposition of stock, securities and real property (including Interests in Real Property and interests on mortgages on real property), but excluding gain on real property which is Code Section 1221(a)(1) Property, (iv) abatements and refunds of taxes on real property, (v) income and gain derived from Foreclosure Property, (vi) amounts (other than amounts, the determination of which depends in whole or in part on income or profits of any person) received or accrued as consideration for entering into agreements (A) to make loans secured by mortgages on real property or on Interests in Real Property, or (B) to purchase or lease real property (including Interests in Real Property and interests in mortgages on real property), and (vii) gain from the sale or other disposition of Real Estate Assets that is not a Prohibited Transaction.

7.
Commencing with the Company's initial taxable year ended December 31, 1997, and for each of the taxable years ended thereafter, and for the period from the most recently ended taxable year to immediately prior to the Effective Time, at least seventy-five percent (75%) of the gross income of the Company (excluding gross income from Prohibited Transactions) has been and is expected to be derived from (i) interest on obligations secured by mortgages on real property or on Interests in Real Property, (ii) gain from the sale or disposition of real property (including Interests in Real Property and interests in mortgages on real property), but excluding gain from real property which is Code Section 1221(a)(1) Property, (iii) dividends or other distributions on, and gain (other than gain from Prohibited Transactions) from the sale or other disposition of, transferable shares or beneficial certificates in other Real Estate Investment Trusts, (iv) abatements and refunds of taxes on real property, (v) income and gain derived from Foreclosure Property, (vi) amounts (other than amounts, the determination of which depends in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements (A) to make loans secured by mortgages on real property or on Interests in Real Property or (B) to purchase or lease real property (including Interests in Real Property and interests in mortgages on real property), (vii) gain from the sale or other disposition of a Real Estate Asset which is not a Prohibited Transaction, and (viii) Qualified Temporary Investment Income. For purposes of clause (i) of the preceding sentence, any amount includible in gross income with respect to a Regular Interest in a REMIC or a Residual Interest in a REMIC shall be treated as interest on an obligation secured by a mortgage on real property; except that, if less than ninety-five percent (95%) of the assets of such REMIC are Real Estate Assets (determined as if the Company held such assets), the Company shall be treated as receiving directly its proportionate share of the income of the REMIC.

8.
The Company has not entered into any agreement or arrangement (and has taken all measures within its control to ensure that no subsidiary of the Company classified as a Qualified REIT Subsidiary ("QRS") and no Related Entity, has entered into any agreement or arrangement) in connection with the lending of money under which amounts payable to the Company, any Related Entity or QRS are dependent in whole or in part on the income or profits of any person (except that such amounts may be based on a fixed percentage or percentages of gross receipts or sales).

9.
Commencing with the Company's initial taxable year ended December 31, 1997, and for each of the taxable years ended thereafter, and for the period from the most recently ended taxable year to immediately prior to the Effective Time, less than 30% of the gross income of the Company for each such taxable year was derived from the sale or other disposition of (i) stock or securities held for less than one year; (ii) property in a Prohibited Transaction; and (iii) real property (including Interests in Real Property and interests in mortgages on real property) held for less than four years other than property compulsorily or involuntarily converted (by means of destruction, theft, seizure, requisition, condemnation or threat of imminence thereof) and Foreclosure Property.

Annex A-74

ASSET TEST MATTERS

10.
At the close of each quarter of each taxable year during its existence, and at the close of the period from the most recently ended quarter of the current taxable year to immediately prior to the Effective Time, at least 75% of the value of the Total Assets of the Company consisted of Real Estate Assets, cash and cash items (including receivables which arise in the ordinary course of the Company's operation but not receivables purchased from another person) and government securities, and not more than 25% of the value of its assets was represented by securities (other than government securities).

11.
At the close of each quarter during its existence, and at the close of the period from the most recently ended quarter of the current taxable year to immediately prior to the Effective Time, the Company has not owned (either directly or indirectly through any Related Entity or other affiliate) securities in any one issuer having an aggregate value in excess of 5% of the value of the Total Assets of the Company, unless such issuer was a QRS or Taxable REIT Subsidiary ("TRS") of the Company, or a money market fund that is addressed in the 2008 Closing Agreement.

12.
At the close of each quarter of each taxable year during its existence, and at the close of the period from the most recently ended quarter of the current taxable year to immediately prior to the Effective Time, the Company has not owned (either directly or indirectly through any Related Entity or other affiliate) any securities in any issuer representing in excess of 10% of the outstanding voting securities of such issuer, unless such issuer was a QRS or a TRS.

13.
At the close of each quarter of each taxable year ended after December 31, 2000, and at the close of the period from the most recently ended quarter of the current taxable year to immediately prior to the Effective Time, the Company has not owned (either directly or indirectly through any Related Entity or other affiliate) any securities (other than Excepted Straight Debt) in any issuer having a value in excess of 10% of the total value of the outstanding securities of such issuer, unless such issuer was a QRS, a TRS, or a Grandfathered Subsidiary; provided, however, that as set forth in the Closing Agreement with respect to the Company's ownership of the securities of Hanover Capital Partners, Ltd., HanoverTrade, Inc. and Hanover Capital Partners 2, Inc. (collectively, the "PSS Subsidiaries") during the taxable years ended December 31, 2001 and 2002, (i) the Company voluntarily disclosed to the IRS that there may have been a violation of Section 856(c)(4)(B)(iii)(III) (the "10% Value Test") and (ii) the Company and the IRS agreed that the IRS would not challenge the Company's status as a REIT solely on the basis of the Company's failure (if any) to comply with the 10% Value Test for such taxable years by reason of the Company's ownership of securities of the PSS Subsidiaries.

14.
All submissions made by the Company and its representatives to the Internal Revenue Service in connection with the 2003 Closing Agreement and the 2008 Closing Agreement were and continue to be true and complete in all respects.

15.
All conditions (whether precedent or subsequent) to the validity and full enforceability of the 2003 Closing Agreement and the 2008 Closing Agreement are satisfied in full.

16.
At no time has the Company or any Related Entity (other than any TRS) owned any note or other indebtedness of any issuer (unless such issuer is disregarded as a separate entity from the owner of such indebtedness for Federal income tax purposes) which is secured by a mortgage on real property having a fair market value that is less than the principal amount of such indebtedness, unless such indebtedness was Excepted Straight Debt.

17.
At no time has the Company, any QRS or any Related Entity (other than any TRS) owned any note or other indebtedness of any issuer (unless such issuer is disregarded as a separate entity from the owner of such indebtedness for federal income tax purposes) that (1) is not secured by

Annex A-75

  real property and is not Excepted Straight Debt or (2) would otherwise cause the Company to fail the test set forth in Representation (13) above.

18.
At the close of each quarter of each taxable year ending after December 31, 2000, and at the close of the period from the most recently ended quarter of the current taxable year to immediately prior to the Effective Time, not more than twenty percent (20%) of the Company's Total Assets have been represented by securities of one or more TRSs.

PROHIBITED TRANSACTION MATTERS

19.
The Company and each QRS and Related Entity have at all times during their respective existences held all of their respective assets for investment purposes and not as (i) stock in trade or other property of a kind which would properly be included in inventory if on hand at the close of the taxable year, or (ii) property held primarily for sale to customers in the ordinary course of its trade or business.

DISTRIBUTION REQUIREMENTS

20.
For each of the Company's taxable years ended December 31, 1997 through and including the Company's taxable year ended December 31, 2000, the Company has paid dividends (without regard to capital gains dividends) equal to or in excess of the sum of (i) ninety-five percent (95%) of the Company's REIT Taxable Income for such year (determined without regard to the deduction for dividends paid and by excluding any net capital gain), and (ii) ninety-five percent (95%) of the net income from Foreclosure Property (after the tax imposed thereon by Section 857(b)(4)(A) of the Code), minus (iii) any Excess Noncash Income.

21.
For the Company's taxable years ended December 31, 2001, 2002, 2003, 2004, 2005, 2006 and 2007, the Company has paid dividends (without regard to capital gains dividends) equal to or in excess of the sum of (i) ninety percent (90%) of the Company's REIT Taxable Income for the year (determined without regard to the deduction for dividends paid and by excluding any net capital gain), and (ii) ninety percent (90%) of the net income from Foreclosure Property (after the tax imposed thereon by Section 857(b)(4)(A) of the Code), minus (iii) any Excess Noncash Income.

22.
At the close of each calendar year during its existence, and at the close of the period from the most recently ended taxable year to immediately prior to the Effective Time, the Company has not had any earnings and profits accumulated in any Non-REIT Year

23.
Hanover has not made, and will not make, any distribution to its shareholders with respect to its shares unless such distribution is pro-rata, with no preferences to any shares of a particular class or series as compared with the other shares of the same class or series, or any distribution that gives a preference to one class or series of shares as compared with another class or series except to the extent that the former is entitled (without reference to waivers of their rights by shareholders) to such preference..

REQUIREMENTS TO ASCERTAIN OWNERSHIP

24.
As required by Regulation Section 1.857-8, for each taxable year of the Company commencing with the Company's taxable year ended December 31, 1997, and for the period from the most recently ended taxable year to immediately prior to the Effective Time, the Company (i) has maintained the necessary records relating to the actual ownership of its stock, (ii) has made the requisite information requests of its shareholders regarding stock ownership, and (iii) has maintained a list of the persons failing or refusing to comply in whole or in part with the Company's demand for statements regarding stock ownership.

Annex A-76

MISCELLANEOUS MATTERS

25.
Any representations herein as to any assets will also be true with respect to assets acquired by any QRS or any Related Entity or other affiliate after the date hereof.

26.
The Company has adopted a calendar year accounting period and has not changed nor sought the consent of the Secretary of the Treasury or his delegate to change the Company's accounting period.

27.
Commencing with the taxable year of Hanover ended December 31, 1997 and at all times thereafter, Hanover has operated in accordance with its organizational documents and the applicable state law under which it is organized.

28.
The undersigned is familiar with the requirements for qualification as a REIT under the Code and believes that (i) the Company has satisfied such requirements for all periods of its existence, including the period from the most recently ended taxable year to immediately prior to the Effective Time.

29.
Neither the Company, nor any QRS or Related Partnership or other affiliate has notified by the IRS in writing that the entity's classification was under examination.

30.
The undersigned is a duly elected officer of the Company and will be a duly elected officer of the Company through the Effective Time. In such capacity, the undersigned has access to relevant information regarding each of the factual matters set forth above and has consulted with other employees and officers of the Company and each QRS and Related Entity regarding such factual matters, none of whom have disagreed in any respect with any of the representations set forth above.

31.
The Company has advised you of any matter of which it has been advised by independent legal counsel or accounting advisors or of which the Company or its employees is aware that could, if adversely decided, adversely affect the Company's ability to satisfy the requirement for continued taxation as a REIT under the Code.

32.
The value, for purposes of Code Section 856(c)(5)(A), of certain repurchase rights (the "Rights") of the Company as referenced in the TBMA Master Repurchase Agreement (September 1996 Version), together with Annex I thereto, dated as of August 10, 2007, and as amended October 3, 2007 and November 13, 2007, between the Company, as the Seller and RCG PB, Ltd, as Buyer (the "Master Repurchase Agreement"), is $0 as of the date hereof.

        The foregoing is provided in connection with the preparation of your opinion. We understand that your opinion will be premised on the basis that all of the facts, representations and assumptions on which you are relying, whether contained herein or elsewhere, are accurate and complete and will be accurate and complete on the date of the Effective Time and thereafter.

Very truly yours,
HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
By:
	Name:	John A. Burchett
	Its:	Chief Executive Officer and President

Annex A-77

 EXHIBIT A

Definitions

        "2003 Closing Agreement": that certain agreement dated January 31, 2003 by and between the Company and the Internal Revenue Service relating to the Company's qualification as a REIT in 2001 and subsequent taxable years.

        "2008 Closing Agreement": that certain agreement dated                        , by and between the Company and the Internal Revenue Service relating to the Company's qualification as a REIT in                        and subsequent taxable years.

        "Attribution Rules": the rules of ownership described in Section 856(h) of the Code.

        "Constructive" or "Constructively": the constructive stock ownership rules of Section 318 of the Code, as modified by Section 856(d)(5) of the Code.

        "Effective Time": the date on which the Merger becomes effective.

        "Excepted Straight Debt": any written unconditional promise to pay on demand or on a specified date a sum certain in money if: (i) the interest rate (and interest payment dates) are not contingent on profits, the borrower's discretion, or similar factors, (ii) there is no convertibility (directly or indirectly) into stock, and (iii) one of the following requirements is met: (x) the issuer is an individual or (y) the only securities of the issuer which are held, directly or indirectly, by the Company or a TRS of the Company are either Excepted Straight Debt or have a value that is less than one percent (1%) issuer's outstanding securities.

        "Excess Noncash Income": the excess of (i) the sum of (A) all interest, original issue discount and other income includible in income with respect to debt instruments (to which Section 860E(a) or 1272 of the Code apply) received upon sale of property over the amount of money and the fair market value of property received with respect to such instruments, (B) income recognized upon the disposition of real estate if there is a determination that Section 1031 of the Code (like-kind exchanges) does not apply to the disposition and the failure to satisfy the requirements of Section 1031 of the Code was due to reasonable cause and not willful neglect, (C) the amount, if any, by which the amounts includible in gross income under section 467 (relating to certain payments for the use of property or services), exceed the amounts which would have been includible in gross income without regard to such section and (D) amounts includible in income by reason of cancellation of indebtedness over (ii) five percent (5%) of REIT Taxable Income (without regard for the deduction for dividends paid and excluding any net capital gain).

        "Foreclosure Property": any real property (including Interests in Real Property), and personal property incident to such real property, acquired by the Company and/or its affiliates as a result of the Company and/or its affiliates having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was default (or default was imminent) on a lease of such property or on an indebtedness which such property secured; provided that an election for foreclosure property status under Section 856(e)(5) of the Code is in effect with respect to such property and such election has not been terminated under Section 856(e)(4) of the Code. Such term does not include property acquired by the Company and/or its affiliates as a result of indebtedness arising from the sale or other disposition of property of the Company and/or its affiliates which is Section 1221(1) Property which was not originally acquired as foreclosure property.

        "Grandfathered Subsidiary": any corporation if (1) securities of such corporation were held, directly or indirectly, by the Company on July 12, 1999; (2) at no time after July 12, 1999, has such corporation engaged in a substantial new line of business, or acquired any substantial asset, other than (i) pursuant to a binding contract in effect on July 12, 1999 and at all times thereafter before the acquisition of such asset, (ii) in a transaction in which gain or loss is not recognized by reason of

Annex A-78

section 1031 or 1033 of the Code, or (iii) in a reorganization (as defined in Section 368(a)(1) of the Code) with another corporation which is a Grandfathered Subsidiary; (3) at no time after July 12, 1999 has the Company on which such trust acquired any securities of such corporation (in addition to those described in clause (1) other than (i) pursuant to a binding contract in effect on July 12, 1999, and at all times thereafter; or (ii) in a reorganization (as defined in Section 368(a)(1) of the Code) with another corporation which is a Grandfathered Subsidiary.

        "Independent Contractor": any person other than (i) any person owning (actually or Constructively) more than 35% of the shares of the Company; (ii) any corporation in which persons owning 35% or more of the shares of the Company own (actually or Constructively) more than 35% of the total combined voting power with respect to the stock of such corporation (or more than 35% of the total shares of all classes of the stock of such corporation); or (iii) any entity other than a corporation in which persons owning 35% or more of the shares of the Company own (actually or Constructively) more than a 35% interest in the assets or net profits of such entity.

        "Interests in Real Property": includes fee ownership and co-ownership of land or improvements thereon, leaseholders of land or improvements thereon, options to acquire land or improvements thereon, and options to acquire leaseholds of land or improvements thereon, but does not include mineral, oil or gas royalty interests.

        "IRS Submissions": that certain letter, dated as of August 25, 2008, from the Company to the IRS, to the attention of Mr. Stewart Mann, Executive Assistant for Financial Services of the IRS, including the exhibits and attachments thereto, requesting that the IRS enter into a closing agreement, and that certain letter dated as of September 19, 2008, from the Company to the IRS, to the attention of Mr. Leslie Honig, Senior Program Specialist, including the exhibits and attachments thereto, which constitute the only submissions or materials delivered by Hanover to the IRS as of the date hereof relating to the matters set forth therein.

        "Modified Attribution Rules": the rules of ownership described in Code Section 318 as modified by Code Section 856(d)(5).

        "Non-REIT Year": any taxable year to which the provisions of Section 856 through 860 of the Code doe not apply to an entity.

        "Prohibited Transaction": the sale or other disposition of Section 1221(a)(1) Property, other than Foreclosure Property, unless (i) the property sold was a Real Estate Asset; (ii) the Company and/or its affiliates held the Real Estate Asset for at least four years; (iii) the aggregate expenditures made by the Company and its affiliates during the four (4) year period preceding the date of the sale which are includible in the basis of the Real Estate Asset does not exceed thirty percent (30%) of the net selling price of such asset; (iv) (A) during the taxable year the Company and/or its affiliates did not make more than seven sales of property (other than sales of Foreclosure Property) or (B) the aggregate adjusted bases (as determined for purposes of computing earnings and profits) of the REIT's property (other than Foreclosure Property) sold during the taxable year does not exceed ten percent (10%) of the aggregate adjusted bases (as so determined) of all the assets of the REIT as of the beginning of the taxable year; (v) in the case of property, which consists of land or improvements, not acquired through foreclosure (or deed in lieu of foreclosure), or lease termination, the Company and/or its affiliates has held the property for not less than four (4) years for production of rental income; and (vi) if the requirement of clause (iv)(A) is not satisfied, substantially all of the marketing and development expenditures with respect to the property were made through an Independent Contractor from whom the Company and/or its affiliates does not directly or indirectly derive gross income (including but not limited to dividends). For purposes of clause (iv)(B) of the preceding sentence, the REIT will be treated as owning its proportionate share of the adjusted bases of assets owned by its affiliates.

Annex A-79

        "Qualified REIT Subsidiary" or "QRS": any corporation (other than a Taxable REIT Subsidiary) if 100 percent of the stock of such corporation is held by the Company and/or any wholly-owned subsidiary of the Company that is disregarded for federal income tax purposes (including any QRS of the Company).

        "Qualified Temporary Investment Income": any income which (i) is attributable to stock, or a bond, debenture, note, certificate or other evidence of indebtedness (excluding any annuity contract which depends (in whole or in substantial part) on the life expectancy of one or more individuals, or is issued by an insurance company subject to tax under subchapter L of the Code (1) in a transaction in which there is no consideration other than cash or another annuity contract meeting the requirements of this definition, (2) pursuant to the exercise of an election under an insurance contract by a beneficiary owner thereof on the death of the insured party under such contract, or (3) in a transaction involving a qualified pension or employee benefit plan), (ii) is attributable to the temporary investment of new capital (amounts received upon the issuance of stock of the Company (other than amounts received pursuant to a dividend reinvestment plan) or upon a public offering of debt obligations of the Company having maturities of at least five years) received by the Company and (iii) is received or accrued during the one year period beginning on the date the Company received such capital.

        "Real Estate Asset": real property (including Interests in Real Property and interests in mortgages on real property), shares (or transferable certificates of beneficial interest) in other Real Estate Investment Trusts, Regular Interests in a REMIC, and Residual Interests in a REMIC, except that, if less than 95% of the assets of such REMIC are Real Estate Assets (determined as if the Company held such assets), the interest in the REMIC shall not be treated as a Real Estate Asset and the Company shall be treated as holding directly its proportionate share of the assets of the REMIC. For purposes of determining whether any interest in a REMIC qualifies as a Real Estate Asset under the preceding sentence, any interest held by such REMIC in another REMIC shall be treated as a Real Estate Asset under principles similar to the principles of the preceding sentence, except that, if such REMICs are part of a tiered structure, they shall be treated as one REMIC. Real Estate Asset also includes any property (not otherwise a Real Estate Asset) attributable to the temporary investment of new capital (amounts received upon the issuance of stock of the Company (other than amounts received pursuant to a dividend reinvestment plan) or upon a public offering of debt obligations of the Company having maturities of at least five years), but only if such property is stock or a debt instrument, and only for the one-year period beginning on the date the Company receives such capital.

        "Real Estate Investment Trust": a real estate investment trust which meets the requirements of Sections 856 through 860 of the Code.

        "REIT Taxable Income": "Real estate investment trust taxable income" as defined in Section 857(b) of the Code, which generally equals the taxable income of the Company, (i) computed with the dividends-paid deduction as defined in Section 561 of the Code (except that the portion of such deduction attributable to net income from Foreclosure Property is excluded), (ii) excluding any net income from Foreclosure Property, (iii) computed with a deduction for any tax imposed under Sections 857(b)(5) and (7) of the Code (i.e., tax on the failure to meet the seventy-five percent (75%) or ninety-five percent (95%) income tests and tax on certain redetermined rents, redetermined deductions and excess interest) and (iv) excluding any net income from Prohibited Transactions.

        "Regulations": the regulations under the Code promulgated by the United States Treasury Department.

        "Regular Interest in a REMIC": any interest in a REMIC which is issued on the startup day with respect to such REMIC with fixed terms and which is designated as a regular interest if (1) such interest unconditionally entitles the holder to receive a specified principal amount (or other similar amount), (2) interest payments (or other similar amount), if any, with respect to such interest at or before maturity (a) are payable based on a fixed rate (or to the extent provided in Regulations, at a

Annex A-80

variable rate), or (b) consist of a specified portion of the interest payments on qualified mortgages (as defined in Section 860G(a)(3) of the Code) and such portion does not vary during the period such interest is outstanding and (3) such interest satisfies all other requirements under Section 860G of the Code and the Regulations for qualification as a regular interest in a REMIC.

        "Related Entity": any entity classified as a partnership for federal tax purposes in which the Company, directly or indirectly owns an interest and any entity that is disregarded as a separate entity from its owner under Section 301.7701-2 of the Regulations, other than a Qualified REIT Subsidiary, in which the Company, directly or indirectly, owns an interest.

        "REMIC": an entity that is a "real estate mortgage investment conduit" or "REMIC" within the meaning of Section 860D(a) of the Code.

        "Residual Interest in a REMIC": any interest in a REMIC which is issued on the startup day with respect to such REMIC which is not a Regular Interest in a REMIC, which is designated as a residual interest and which satisfies all other requirements under Section 860G of the Code and the Regulations for qualification as a residual interest in a REMIC.

        "Section 1221(a)(1) Property": stock in trade of the Company, and its affiliates or other property of a kind which would properly be included in inventory of the Company, and/or by its affiliates if on hand at the close of the taxable year, or property held by the Company, and/or its affiliates primarily for sale to customers in the ordinary course of its trade or business.

        "Taxable REIT Subsidiary" or "TRS": (i) a corporation (other than a REIT), in which the Company directly or indirectly owns stock and the Company and any such corporation jointly elect that such corporation shall be treated as a taxable REIT subsidiary of the Company, (ii) any corporation (other than a REIT) in which a taxable REIT subsidiary owns: (X) securities possessing more than thirty-five percent (35%) of the total voting power of the outstanding securities of such corporation, or (Y) securities having a value of more than thirty-five percent (35%) of the total value of the outstanding securities of such corporation.

        "Total Assets": the gross assets of the Company determined in accordance with generally accepted accounting principles.

Annex A-81

 Exhibit E

, 2009

Walter Industries, Inc.
4211 W. Boy Scout Boulevard, 10th Floor
Tampa, Florida 33607-5724

Walter Investment Management LLC
4211 W. Boy Scout Boulevard, 10th Floor
Tampa, Florida 33607-5724

Re:
Hanover Capital Mortgage Holdings, Inc.

Ladies and Gentlemen:

        We have acted as special counsel to Hanover Capital Mortgage Holdings, Inc., a Maryland corporation (the "Company"), in connection with the transactions contemplated by the Second Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), among Walter Industries, Inc., a Delaware corporation ("Walter"), JWH Holding Company, LLC, a Delaware limited liability company wholly-owned by Walter, Walter Investment Management LLC, a Delaware limited liability company wholly-owned by Walter and the Company. Capitalized terms used and not defined herein shall have the respective meanings set forth in the Merger Agreement. This opinion is being delivered pursuant to Section 8.2(f) of the Merger Agreement.

        In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of (i) the Merger Agreement and the Executed Transaction Agreements (collectively, the "Operative Documents"). Furthermore, we have relied upon (i) an Officer's Certificate, dated as of the date hereof, from the Company to us containing certain representations, (ii) the audited consolidated financial statements of the Company and its subsidiaries for their            most recent fiscal years and the most recent internal consolidated financial statements of the Company and its subsidiaries (the "Financial Statements") and (iii) certain internal financial tests conducted by the Company (the "Company '40 Act Tests"). We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinions set forth herein.

        Our opinion is conditioned on, among other things, the initial and continuing accuracy of the facts, information, covenants and representations set forth in the documents referred to above and of the Financial Statements and the Company '40 Act Tests. We also have assumed that the transactions contemplated by the Merger Agreement will be consummated in the manner contemplated by the Operative Documents.

        In rendering this opinion letter, we have examined such matters of law as we have deemed necessary or appropriate as a basis for the opinions set forth herein, and, as to relevant factual matters, we have examined the documents described above and such other documents as we have deemed necessary including, where we have deemed appropriate, representations or certifications of officers of parties thereto or public officials. In rendering this opinion letter, except for the matters that are specifically addressed in any opinion expressed below, we have assumed (i) the authenticity of all documents submitted to us as originals or as copies thereof, the conformity to the originals of all documents submitted to us as copies, the genuineness of all signatures and the legal capacity of natural persons, (ii) the necessary entity formation and continuing existence in the jurisdiction of formation, and the necessary licensing and qualification in all jurisdictions, of all parties to all documents, (iii) the necessary entity authorization, execution, authentication, payment, delivery and enforceability (as limited by bankruptcy and other insolvency laws) of and under all documents, and the necessary entity power and authority with respect thereto, (iv) the necessary ownership of and/or other rights and

Annex A-82

interests in assets, and the necessary adequacy and fairness of any consideration therefor, (v) the accuracy of and compliance by the parties thereto with the representations, warranties and covenants as to factual matters contained in any document, (vi) the conformity of the underlying assets and related documents to the requirements of any agreement to which this opinion letter relates and (vii) that there is not any other agreement that modifies or supplements the agreements expressed in any document to which this opinion letter relates in a manner that affects the correctness of any opinion expressed below. Each assumption herein is made and relied upon with your permission and without independent investigation.

        This opinion letter is based upon our review of the documents referred to herein. We have conducted no independent investigation with respect to the facts contained in such documents and relied upon in rendering this opinion letter. We also note that we do not represent any of the parties to the transactions to which this opinion letter relates or any of their affiliates in connection with matters other than certain transactions. However, the attorneys in this firm who are directly involved in the representation of parties to the transactions to which this opinion letter relates, after such consultation with such other attorneys in this firm as they deemed appropriate, have no actual present knowledge of the inaccuracy of any fact relied upon in rendering this opinion letter.

        In rendering this opinion letter, we do not express any opinion concerning any law other than federal laws of the United States. We do not express any opinion herein with respect to any matter not specifically addressed in the opinions expressed below, including, without limitation (i) any statute, regulation or provision of law of any county, municipality or other political subdivision or any agency or instrumentality thereof or (ii) the securities or tax laws of any jurisdiction.

        Based upon and subject to the foregoing and the limitations, qualifications, exceptions and assumptions set forth herein, it is our opinion that the Company is not required to be registered as an "investment company" under the Investment Company Act of 1940, as amended.

        This opinion letter is rendered for the sole benefit of the addressees hereof with respect to the matters specifically addressed herein, and no other person or entity is entitled to rely hereon. Copies of this opinion letter may not be made available, and this opinion letter may not be quoted or referred to in any other document made available to any other person or entity except (i) to any governmental authority, (ii) to any accountant or attorney for any person or entity entitled hereunder to rely hereon or to whom or which this opinion letter may be made available as provided herein, (iii) in connection with a due diligence inquiry by or with respect to any addressee hereof, (iv) in order to comply with any subpoena, order, regulation, ruling or request of any judicial, administrative, governmental, supervisory or legislative body or committee or any self-regulatory body (including any securities or commodities exchange or the Financial Industry Regulatory Authority, Inc.) and (v) as otherwise required by law; provided that none of the foregoing is entitled to rely hereon unless an addressee hereof. We assume no obligation to revise, supplement or withdraw this opinion letter, or otherwise inform any addressee hereof or other person or entity, with respect to any change occurring subsequent to the delivery hereof in any applicable fact or law or any judicial or administrative interpretation thereof, even though such change may affect a legal analysis or conclusion contained herein. In addition, no attorney-client relationship exists or has existed by reason of this opinion letter between our firm and any addressee hereof or other person or entity except for any addressee that is identified in the first paragraph hereof as a person or entity for which we have acted as counsel in rendering this opinion letter. In permitting reliance hereon by any person or entity other than such an addressee for which we have acted as counsel, we are not acting as counsel for such other person or entity and have not assumed and are not assuming any responsibility to advise such other person or entity with respect to the adequacy of this opinion letter for its purposes.

Very truly yours,

Annex A-83

 EXHIBIT F

FORM OF 2009 LONG-TERM INCENTIVE AWARD PLAN OF HANOVER

(see Annex J)

Annex A-84

AMENDMENT TO SECOND AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER

        THIS AMENDMENT TO THE SECOND AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER is entered into this 17th day of February, 2009 ("Amendment"), among Walter Industries, Inc., a Delaware corporation ("Walter"), JWH Holding Company, LLC, a Delaware limited liability company wholly-owned by Walter ("JWHHC"), Walter Investment Management LLC, a Delaware limited liability company wholly-owned by Walter ("Spinco") and Hanover Capital Mortgage Holdings, Inc., a Maryland corporation ("Hanover") (Walter, JWHHC, Spinco and Hanover, collectively, the "Parties" and each a "Party").

RECITALS:

        WHEREAS, the Parties have entered into a Second Amended and Restated Agreement and Plan of Merger, dated as of February 6, 2009, (the "Merger Agreement"), providing, among other things, for the merger of Spinco into Hanover, with Hanover being the Surviving Corporation (as defined in the Merger Agreement);

        WHEREAS, each of the Parties desires to amend and supplement the Merger Agreement in certain respects as described in this Amendment;

        NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Amendment, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

        1.     Definitions.    Except as otherwise indicated herein or unless the context otherwise requires, capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

        2.     Section 8.2.    The introductory clause of Section 8.2 of the Merger Agreement is hereby amended, supplemented and restated in its entirety as follows:

        "The obligations of Walter and Spinco to consummate the Merger shall be subject to the fulfillment (or, except with respect to Section 8.2(f), which may not be waived by any party hereto, waiver by Walter and Spinco) at or prior to the Effective Time of the following additional conditions:"

        3.     Miscellaneous.

          a.     Except as expressly modified hereby the Merger Agreement remains in full force and effect. Upon the execution and delivery hereof, the Merger Agreement shall thereupon be deemed to be amended and supplemented as hereinabove set forth as fully and with the same effect as if the amendments and supplements made hereby were originally set forth in the Merger Agreement, and this Amendment and the Merger Agreement shall henceforth be read, taken and construed as one and the same instrument, but such amendments and supplements shall not operate so as to render invalid or improper any action heretofore taken under the Merger Agreement.

          b.     This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement binding on Walter, JWHHC, Spinco and Hanover, notwithstanding that not all Parties are signatories to the original or the same counterpart.

          c.     This Amendment shall be governed by, and construed in accordance with, the laws of the State of Maryland, without regard to conflicts of laws principles.

Annex A-85

        IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

WALTER INDUSTRIES, INC.
By:	/s/ VICTOR P. PATRICK Name: Victor P. Patrick Title: Vice Chairman
JWH HOLDING COMPANY, LLC
By:	/s/ MARK J. O'BRIEN Name: Mark J. O'Brien Title: President and CEO
WALTER INVESTMENT MANAGEMENT LLC
By:	/s/ MARK J. O'BRIEN Name: Mark J. O'Brien Title: President and CEO
HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
By:	/s/ IRMA N. TAVARES Name: Irma N. Tavares Title: COO

Annex A-86

 Annex B

October 28, 2008

The Board of Directors
Hanover Capital Mortgage Holdings, Inc.
200 Metroplex Drive
Suite 100
Edison, NJ 08817

Members of the Board:

        You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the stockholders of Hanover Capital Mortgage Holdings, Inc. ("Hanover") of the proposed transaction where Walter Industries, Inc., a Delaware corporation ("Walter"), will spin off JWH Holding Company, LLC, a Delaware limited liability company wholly-owned by Walter (including certain subsidiaries, "Spinco") and will effect the merger of Spinco into Hanover, with Hanover being the Surviving Corporation (the "Merger"), pursuant to the amended and restated Agreement and Plan of Merger, dated as of October 28, 2008, among Walter, Hanover and Spinco (the "Agreement"). Pursuant to the terms of the Agreement, each 50 shares of Hanover common stock issued and outstanding immediately prior to the effective time of the Merger (including shares of Hanover common stock issued in connection with the Amster Exchange Agreement) will be combined into one share of Surviving Corporation Common Stock. In addition, in accordance with the Agreement, each issued and outstanding limited liability company interest of Spinco will be converted into a number of shares of common stock of the Surviving Corporation, par value $0.01 per share, subject to adjustment as set forth in the Agreement, equal to the quotient of (i) (x) the Aggregate Merger Share Issuance (as defined below), minus (y) the aggregate number of shares of Surviving Corporation's common stock issuable upon the settlement of all of the restricted stock units of the Surviving Corporation to be issued to certain holders of options to purchase limited liability company interests of Spinco immediately prior to the effective time of the Merger; divided by (ii) the aggregate number of limited liability company interests of Spinco outstanding immediately prior to the effective time of the Merger; provided that such exchange ratio shall be modified to the extent necessary to ensure that, immediately following the effective time of the Merger, (a) 1.5% of the Adjusted Outstanding Surviving Corporation Shares (as defined below) shall be held by former stockholders of Hanover and (b) 98.5% of the Adjusted Outstanding Surviving Corporation Shares shall be (1) held by the Stockholders or (2) reserved for future issuance in settlement of restricted stock units of the Surviving Corporation to be issued to certain holders of options to purchase limited liability company interests of Spinco immediately prior to the effective time of the Merger. For the purposes hereof, "Aggregate Merger Share Issuance" means the aggregate number of shares of Surviving Corporation Common Stock to be issued in the Merger, which shall be a number equal to the product of (i) (x) the sum of (A) the number of shares of Hanover common stock outstanding immediately prior to the effective time of the Merger (including shares of Hanover common stock issued in connection with the Exchange Agreement entered into by Hanover, Amster Trading Company and Ramat Securities, Ltd., dated September 30, 2008), plus (B) the number of shares of Hanover common stock that would be issued upon exercise of any in-the-money options to purchase shares of Hanover common stock outstanding immediately prior to the effective time of the Merger, divided by (y) 50; multiplied by (ii) 65 and 2/3; provided that if Hanover makes distributions or dividends in accordance with the Agreement, the Aggregate Merger Share Issuance shall be adjusted therefor. For purposes hereof, "Adjusted Outstanding Surviving Corporation Shares" means the number of shares of common stock of the Surviving Corporation

Annex B-1

outstanding immediately following the effective time of the Merger, plus the number of shares of common stock of the Surviving Corporation reserved for future issuance (i) in settlement of all restricted stock units of the Surviving Corporation to be issued to certain holders of options to purchase limited liability company interests of Spinco immediately prior to the effective time of the Merger and (ii) upon exercise of any in-the-money options to purchase shares of Hanover common stock outstanding immediately prior to the effective time of the Merger.

        Keefe, Bruyette & Woods, Inc., has acted as financial advisor to Hanover. As part of our investment banking business, we are continually engaged in the valuation of mortgage REIT, and other mortgage-focused company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, Hanover and Walter, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Hanover and Walter for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to Hanover. We have acted for the Board of Directors of Hanover in rendering this fairness opinion and will receive a fee from Hanover for our services upon the successful completion of the Merger. Separately, we have received a fee as Hanover's financial advisor and will receive a fee as Hanover's financial advisor upon the successful completion of the Merger.

        During the past two years there have been no material relationships between KBW and any of the parties to the Merger.

        In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Hanover and Spinco and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2007 of Hanover; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Hanover and certain other communications from Hanover to its stockholders; (iv) other financial information concerning the businesses and operations of Hanover and Spinco furnished to us by Hanover and Spinco for purposes of our analysis; (v) an exchange agreement between Hanover and Taberna Preferred Funding I, Ltd.; (v) an exchange agreement among Hanover, Amster Trading Company and Ramat Securities, Ltd.; (vii) a loan and security agreement between Hanover and Spinco; (viii) a securities account control agreement among Hanover, Spinco and Regions Bank; and (ix) a software license agreement between Hanover and Spinco. We have also held discussions with senior management of Hanover and Spinco regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for Hanover and Spinco with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the mortgage REIT, and other mortgage-focused sectors and performed such other studies and analyses as we considered appropriate.

        In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility for such verification or accuracy. We have relied upon the management of Hanover and Spinco as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification

Annex B-2

of the adequacy of allowances for loan and lease losses and we have assumed, with your consent that the aggregate allowances for loan and lease losses for Spinco are adequate to cover such losses.

        We have assumed that, in all respects material to our analyses, the following: (i) the Merger will be completed substantially in accordance with the terms set forth in the Agreement; (ii) the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) all conditions to the completion of the Merger will be satisfied without any waivers; (v) in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including the cost savings, revenue enhancements and related expenses expected to result from the Merger; and (vi) with Hanover's consent, there will be no financial impact related to Section 4.11 Tax Matters of the Spinco Disclosure Letter issued by Spinco.

        We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Hanover and Spinco; (ii) the assets and liabilities of Hanover and Spinco; and (iii) the nature and terms of certain other merger transactions or control investments involving mortgage REIT, and other mortgage-focused companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the mortgage REIT, and mortgage origination and servicing industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. Our opinion does not address the underlying business decision of Hanover to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to Hanover.

        We are not expressing any opinion about the fairness of the amount or nature of the compensation to any of Hanover's officers, directors or employees, or any class of such persons, relative to the compensation to the public stockholders of Hanover.

        This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 2290 of the NASD Rules of the Financial Institutions Regulatory Authority.

        Based upon and subject to the foregoing, it is our opinion that the Aggregate Merger Share Issuance resulting in the Hanover Stockholder Shares representing 1.5% of the Adjusted Outstanding Surviving Corporation Shares in the Merger is fair, from a financial point of view, to existing shareholders of Hanover Common Shares.

Very truly yours,
/s/ Keefe, Bruyette & Woods, Inc.
Keefe, Bruyette & Woods, Inc.

Annex B-3

 Annex C

FORM OF

HANOVER CAPITAL MORTGAGE HOLDINGS, INC.

ARTICLES OF AMENDMENT AND RESTATEMENT

         FIRST:    Hanover Capital Mortgage Holdings, Inc., a Maryland corporation (the "Corporation"), desires to amend and restate its charter as currently in effect and as hereinafter amended.

         SECOND:    The following provisions are all the provisions of the charter currently in effect and as hereinafter amended:

ARTICLE FIRST

NAME

        The name of the corporation (the "Corporation") is:

Hanover Capital Mortgage Holdings, Inc.

ARTICLE SECOND

PURPOSE

        The purposes for which the Corporation is formed are to engage in any lawful act or activity (including, without limitation or obligation, engaging in business as a real estate investment trust under the Internal Revenue Code of 1986, as amended, or any successor statute (the "Code")) for which corporations may be organized under the general laws of the State of Maryland as now or hereafter in force. As used herein, "REIT" means a real estate investment trust under Sections 856 through 860 of the Code.

ARTICLE THIRD

PRINCIPAL OFFICE IN STATE

        The address of the principal office of the Corporation in the State of Maryland is c/o CSC-Lawyers Incorporating Service Company, 7 St. Paul Street, Suite 1660, Baltimore, Maryland 21202.

ARTICLE FOURTH

RESIDENT AGENT

        The name of the resident agent of the Corporation in the State of Maryland is CSC-Lawyers Incorporating Service Company, whose post address is c/o 7 St. Paul Street, Suite 1660, Baltimore, Maryland 21202. The resident agent is a Maryland corporation.

ARTICLE FIFTH

REIT QUALIFICATION

        If the Corporation elects to qualify for federal income tax treatment as a REIT, the Board of Directors of the Corporation (the "Board of Directors" or the "Board") shall use its reasonable best efforts to take such actions as are necessary or appropriate to preserve the status of the Corporation as a REIT; however, if the Board of Directors determines that it is no longer in the best interests of the Corporation to continue to be qualified as a REIT, the Board of Directors may revoke or otherwise terminate the Corporation's REIT election pursuant to Section 856(g) of the Code. The Board of

Annex C-1

Directors also may determine compliance with any restriction or limitation on stock ownership and transfers set forth in Article NINTH is no longer required for REIT qualification.

ARTICLE SIXTH

STOCK

        (a)    Authorized Shares.    The Corporation has authority to issue 100,000,000 shares of stock, consisting of 90,000,000 shares of common stock, $0.01 par value per share ("Common Stock"), and 10,000,000 shares of preferred stock, $0.01 par value per share ("Preferred Stock"), of which 583,000 shares are designated as Participating Preferred Stock, par value $0.01 per share ("Participating Preferred Stock"). The aggregate par value of all authorized shares of stock having par value is $1,000,000. If shares of one class of stock are classified or reclassified into shares of another class of stock pursuant to Section (b) of this Article SIXTH, the number of authorized shares of the former class shall be automatically decreased and the number of shares of the latter class shall be automatically increased, in each case by the number of shares so classified or reclassified, so that the aggregate number of shares of stock of all classes that the Corporation has authority to issue shall not be more than the total number of shares of stock set forth in the first sentence of this paragraph.

        (b)    Classification and Reclassification of Stock.

          (1)   The Board of Directors may classify any unissued shares of Preferred Stock and reclassify any previously classified but unissued shares of Common Stock or Preferred Stock of any series from time to time, in one or more classes or series of stock.

          (2)   Prior to issuance of classified or reclassified shares of any class or series, the Board of Directors by resolution shall: (A) designate that class or series to distinguish it from all other classes and series of stock of the Corporation; (B) specify the number of shares to be included in the class or series; (C) set or change, subject to the provisions of Article NINTH and subject to the express terms of any class or series of stock of the Corporation outstanding at the time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series; and (D) cause the Corporation to file articles supplementary with the State Department of Assessments and Taxation of Maryland ("SDAT"). Any of the terms of any class or series of stock set or changed pursuant to clause (C) of this subsection (b)(2) may be made dependent upon facts or events ascertainable outside this charter of the Corporation (the "Charter") (including determinations by the Board of Directors or other facts or events within the control of the Corporation) and may vary among holders thereof, provided that the manner in which such facts, events or variations shall operate upon the terms of such class or series of stock is clearly and expressly set forth in the articles supplementary or other Charter document.

        (c)    The following is a description of the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the Common Stock of the Corporation:

          (1)   Each share of Common Stock shall have one vote, and, except as otherwise provided in respect of any class of stock hereafter classified or reclassified, the exclusive voting power for all purposes shall be vested in the holders of the Common Stock. Shares of Common Stock shall not have cumulative voting rights.

          (2)   Subject to the provisions of law and any preferences of any class of stock hereafter classified or reclassified, dividends, or other distributions, including dividends or other distributions payable in shares of another class of the Corporation's stock, may be paid ratably on the Common Stock at such time and in such amounts as the Board of Directors may deem advisable.

Annex C-2

          (3)   In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Common Stock shall be entitled, together with the holders of any other class of stock hereafter classified or reclassified not having a preference on distributions in the liquidation, dissolution or winding up of the Corporation, to share ratably in the net assets of the Corporation remaining, after payment or provision for payment of the debts and other liabilities of the Corporation and the amount to which the holders of any class of stock hereafter classified or reclassified having a preference on distributions in the liquidation, dissolution or winding up of the Corporation shall be entitled.

        (d)    Participating Preferred Stock.    Subject in all cases to the provisions of Article NINTH, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the Participating Preferred Stock are:

          (1)   The designation of the Participating Preferred Stock is "Participating Preferred Stock." Each share of Participating Preferred Stock shall be identical in all respects with the other shares of Participating Preferred Stock except as to the dates from and after which dividends thereon shall be cumulative.

          (2)   The number of shares of Participating Preferred Stock shall initially be 583,000, which number may from time to time be increased or decreased (but not below the number then outstanding) by the Board of Directors. Shares of Participating Preferred Stock acquired by the Corporation shall constitute authorized but unissued shares of Preferred Stock without designation as to series. Shares of Participating Preferred Stock may be issued in fractional shares, which fractional shares shall entitle the holder, in proportion to such holder's fractional share, to all rights of a holder of a whole share of Participating Preferred Stock.

          (3)   The holders of full or fractional shares of Participating Preferred Stock shall be entitled to receive, when and as authorized by the Board of Directors and declared by the Corporation, but only out of funds legally available therefor, dividends, (A) on each date that dividends or other distributions (other than dividends or distributions payable in Common Stock of the Corporation) are payable on or in respect of Common Stock comprising part of the Reference Package (as defined below), in an amount per whole share of Participating Preferred Stock equal to the aggregate amount of dividends or other distributions (other than dividends or distributions payable in Common Stock of the Corporation) that would be payable on such date to a holder of the Reference Package and (B) on the last day of March, June, September and December in each year, in an amount per whole share of Participating Preferred Stock equal to the excess (if any) of $425.00 (the "Base Dividend Amount") over the aggregate dividends paid per whole share of Participating Preferred Stock during the three month period ending on such last day. Each such dividend shall be paid to the holders of record of shares of Participating Preferred Stock on the date, not exceeding sixty days preceding such dividend or distribution payment date, fixed for the purpose by the Board of Directors in advance of payment of each particular dividend or distribution. Dividends on each full and each fractional share of Participating Preferred Stock shall be cumulative from the date such full or fractional share is originally issued; provided that any such full or fractional share originally issued after a dividend record date and on or prior to the dividend payment date to which such record date relates shall not be entitled to receive the dividend payable on such dividend payment date or any amount in respect of the period from such original issuance to such dividend payment date.

          The term "Reference Package" shall mean 10,000 shares of Common Stock.

          Holders of shares of Participating Preferred Stock shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of full cumulative dividends, as herein provided on Participating Preferred Stock.

Annex C-3

          So long as any shares of Participating Preferred Stock are outstanding, no dividend (other than a dividend in Common Stock or in any other stock ranking junior to the Participating Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution declared or made upon the Common Stock or upon any other stock ranking junior to the Participating Preferred Stock as to dividends or upon liquidation, nor shall any Common Stock nor any other stock of the Corporation ranking junior to or on a parity with the Participating Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Corporation (except by conversion into or exchange for stock of the Corporation ranking junior to the Participating Preferred Stock as to dividends and upon liquidation), unless, in each case, the full cumulative dividends (including the dividend to be due upon payment of such dividend, distribution, redemption, purchase or other acquisition) on all outstanding shares of Participating Preferred Stock shall have been, or shall contemporaneously be, paid.

          (4)   In the event of any merger, consolidation, reclassification or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Participating Preferred Stock shall at the same time be similarly exchanged or changed in an amount per whole share equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, that a holder of the Reference Package would be entitled to receive as a result of such transaction.

          (5)   In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, the holders of full and fractional shares of Participating Preferred Stock shall be entitled, before any distribution or payment is made on any date to the holders of the Common Stock or any other stock of the Corporation ranking junior to the Participating Preferred Stock upon liquidation, to be paid in full an amount per whole share of Participating Preferred Stock equal to the greater of (A) $170,000.00 (the "Base Liquidation Amount") or (B) the aggregate amount distributed or to be distributed prior to such date in connection with such liquidation, dissolution or winding up to a holder of the Reference Package (such greater amount being hereinafter referred to as the "Liquidation Preference"), together with accrued dividends to such distribution or payment date, whether or not earned or declared. If such payment shall have been made in full to all holders of shares of Participating Preferred Stock, the holders of shares of Participating Preferred Stock as such shall have no right or claim to any of the remaining assets of the Corporation.

          In the event the assets of the Corporation available for distribution to the holders of shares of Participating Preferred Stock upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such holders are entitled pursuant to the first paragraph of this subparagraph (d)(5), no such distribution shall be made on account of any shares of any other class or series of Preferred Stock ranking on a parity with the shares of Participating Preferred Stock upon such liquidation, dissolution or winding up unless proportionate distributive amounts shall be paid on account of the shares of Participating Preferred Stock, ratably in proportion to the full distributable amounts for which holders of all such parity shares are respectively entitled upon such liquidation, dissolution or winding up.

          Upon the liquidation, dissolution or winding up of the Corporation, the holders of shares of Participating Preferred Stock then outstanding shall be entitled to be paid out of assets of the Corporation available for distribution to its stockholders all amounts to which such holders are entitled pursuant to the first paragraph of this subparagraph (d)(5) before any payment shall be made to the holders of Common Stock or any other stock of the Corporation ranking junior upon liquidation to the Participating Preferred Stock.

Annex C-4

  For the purposes of this subparagraph (d)(5), the consolidation or merger of, or binding share exchange by, the Corporation with any other corporation shall not be deemed to constitute a liquidation, dissolution or winding up of the Corporation.

          (6)    The shares of Participating Preferred Stock shall not be redeemable.

          (7)    In addition to any other vote or consent of stockholders required by law or by the Charter, each whole share of Participating Preferred Stock shall, on any matter, vote as a class with any other stock comprising part of the Reference Package and voting on such matter and shall have the number of votes thereon that a holder of the Reference Package would have.

          (8)    In the event the Corporation shall, at any time or from time to time (other than in connection with the merger of Walter Investment Management LLC, a Delaware limited liability company ("Spinco"), with and into the Corporation), (A) declare or pay a dividend on any shares of Common Stock payable in shares of Common Stock, (B) subdivide any shares of Common Stock or (C) combine any Common Stock into a smaller number of shares, then and in each such case (X) the Reference Package after such event shall be the number of shares of Common Stock that a holder of the Reference Package immediately prior to such event would hold thereafter as a result thereof and (Y) the Base Dividend Amount and the Base Liquidation Amount shall be similarly adjusted to reflect such dividend, subdivision or combination of shares.

        (e)    Charter and By-Laws.    The rights of all stockholders and the terms of all stock are subject to the provisions of the Charter and the By-Laws. The Board of Directors of the Corporation shall have the exclusive power to make, alter, amend or repeal the By-Laws.

ARTICLE SEVENTH

        (a)    The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. The number of directors of the Corporation may be increased or decreased by at least a majority of the entire Board of Directors pursuant to the By-Laws of the Corporation, but shall never be less than the minimum number permitted by the General Laws of the State of Maryland now or hereafter in force.

        (b)    Subject to the rights of the holders of any class of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors shall be filled by a vote of the stockholders or a majority of the entire Board of Directors, and any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office, or other cause shall be filled by a vote of the stockholders or a majority of the directors then in office. No decrease in the number of directors constituting the Board of Directors shall affect the tenure of office of any director.

        (c)    Whenever the holders of any one or more series of Preferred Stock of the Corporation shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the Board of Directors shall consist of said directors so elected in addition to the number of directors fixed as provided in paragraph (a) of this Article SEVENTH or in the By-Laws. Notwithstanding the foregoing, and except as otherwise may be required by law, whenever the holders of any one or more series of Preferred Stock of the Corporation shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the terms of the director or directors elected by such holders shall expire at the next succeeding annual meeting of stockholders.

        (d)    Subject to the rights of the holders of any class separately entitled to elect one or more directors, any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and then only by the affirmative vote of the holders of at least a majority of the combined voting power of all classes of shares of capital stock entitled to vote in the election for directors voting together as a single class.

Annex C-5

        (e)    The directors of the Corporation shall be divided equally (or as nearly as possible) into three classes, Class I, Class II and Class III.

        (f)    (1) The term of office of Class I shall be until the 1998 annual meeting of stockholders and until their successors shall be elected and have qualified and thereafter shall be for three years and until their successors shall be elected and have qualified; (2) the term of office of Class II shall be until the 1999 annual meeting of stockholders and until their successors shall be elected and have qualified and thereafter shall be for three years and until their successors shall be elected and have qualified; and (3) the term of office of Class III shall be until the 2000 annual meeting of stockholders and until their successors shall be elected and have qualified and thereafter shall be for three years and until their successors shall be elected and have qualified.

ARTICLE EIGHTH

POWERS OF THE CORPORATION, DIRECTORS AND STOCKHOLDERS;

AMENDMENTS

        (a)    Powers of the Corporation, Directors and Stockholders.

          (1)    Authorization by Board of Stock Issuance.    The Board of Directors may authorize the issuance from time to time of shares of stock of the Corporation of any class or series, whether now or hereafter authorized, or securities or rights convertible into shares of its stock of any class or series, whether now or hereafter authorized, for such consideration as the Board of Directors may deem advisable (or without consideration in the case of a stock split or stock dividend), subject to such restrictions or limitations, if any, as may be set forth in the Charter or the By-Laws.

          (2)    Preemptive and Appraisal Rights.    Except as may be provided by the Board of Directors in setting the terms of classified or reclassified shares of stock pursuant to Article SIXTH Section (b) or as may otherwise be provided by a contract approved by the Board of Directors, no holder of shares of stock of the Corporation shall, as such holder, have any preemptive right to purchase or subscribe for any additional shares of stock of the Corporation or any other security of the Corporation which it may issue or sell. Holders of shares of stock shall not be entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the Maryland General Corporation Law ("MGCL") or any successor statute unless the Board of Directors, upon the affirmative vote of a majority of the Board of Directors, shall determine that such rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise such rights.

          (3)    Determinations by Board.    The determination as to any of the following matters, made in good faith by or pursuant to the direction of the Board of Directors consistent with the Charter, shall be final and conclusive and shall be binding upon the Corporation and every holder of shares of its stock: the amount of the net income of the Corporation for any period and the amount of assets at any time legally available for the payment of dividends, redemption of its stock or the payment of other distributions on its stock; the amount of paid-in surplus, net assets, other surplus, annual or other cash flow, funds from operations, net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged); any interpretation of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or distributions, qualifications or terms or conditions of redemption of any class or series

Annex C-6

  of stock of the Corporation; the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by the Corporation or of any shares of stock of the Corporation; the number of shares of stock of any class of the Corporation; any matter relating to the acquisition, holding and disposition of any assets by the Corporation; or any other matter relating to the business and affairs of the Corporation or required or permitted by applicable law, the Charter or By-Laws or otherwise to be determined by the Board of Directors.

          (4)    The Corporation shall provide any indemnification permitted by the laws of Maryland and shall indemnify directors, officers, agents and employees as follows: (A) the Corporation shall indemnify its directors and officers, whether serving the Corporation or at its request any other entity, to the full extent required or permitted by the General Laws of the State of Maryland now or hereafter in force, including the advance of expenses under the procedures and to the full extent permitted by law and (B) the Corporation shall indemnify other employees and agents, whether serving the Corporation or at its request any other entity, to such extent as shall be authorized by the Board of Directors or the Corporation's By-Laws and be permitted by law. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. The Board of Directors may take such action as is necessary to carry out these indemnification provisions and is expressly empowered to adopt, approve and amend from time to time such by-laws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. No amendment of the Charter of the Corporation or repeal of any of its provisions shall limit or eliminate the right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal or shall limit or eliminate the rights granted under indemnification agreements entered into by the Corporation and its directors, officers, agents and employees.

          (5)    To the fullest extent permitted by Maryland statutory or decisional law, as amended or interpreted, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for money damages. No amendment of the Charter of the Corporation or repeal of any of its provisions shall limit or eliminate the benefits provided to directors and officers under this provision with respect to any act or omission which occurred prior to such amendment or repeal.

          (6)    For any stockholder proposal to be presented in connection with an annual meeting of stockholders of the Corporation, including any proposal relating to the nomination of a director to be elected to the Board of Directors of the Corporation, the stockholders must have given timely written notice thereof in writing to the Secretary of the Corporation in the manner and containing the information required by the By-Laws. Stockholder proposals to be presented in connection with a special meeting of stockholders will be presented by the Corporation only to the extent required by Section 2-502 of the Corporations and Associations Article of the Annotated Code of Maryland.

          (7)    Notwithstanding any provision of law requiring the authorization of any action by a greater proportion than a majority of the total number of shares of all classes of capital stock or of the total number of shares of any class of capital stock, such action shall be valid and effective if authorized by the affirmative vote of the holders of a majority of the total number of shares of all classes outstanding and entitled to vote thereon, except as otherwise provided in the Charter.

          (8)    Any action required or permitted to be taken at any meeting of the stockholders may be taken without a meeting by consent, in writing or by electronic transmission, in any manner permitted by the MGCL and set forth in the By-Laws.

Annex C-7

        (b)    The Corporation reserves the right to amend, alter, change or repeal any provision contained in the Charter, including any amendments changing the terms or contract rights, as expressly set forth in the Charter, of any of its outstanding stock by classification, reclassification or otherwise, by a majority of the directors' adopting a resolution setting forth the proposed change, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote on the proposed change, or directing the proposed change to be considered at the next annual stockholders meeting. Unless otherwise provided herein, the proposed change will be effective only if it is adopted upon the affirmative vote of the holders of not less than a majority of the aggregate votes entitled to be cast thereon (considered for this purpose as a single class); provided however, that any amendment to, repeal of or adoption of any provision inconsistent with subparagraphs (a)(4), (a)(5), (a)(6), (a)(7) or this paragraph (b) of this Article EIGHTH, paragraph (c) of Article SIXTH or Article SEVENTH will be effective only if it is adopted upon the affirmative vote of not less than two-thirds of the aggregate votes entitled to be cast thereon (considered for this purpose as a single class). In addition, no term or provisions of the Charter may be added, amended or repealed in any respect that would, in the determination of the Board of Directors, cause the Corporation not to qualify as a REIT under the Code unless in each such case, such action is approved (in addition to any other vote, approval, authorization or advice (including that of the Board of Directors) that may otherwise be required) by the affirmative vote of the holders of not less than two-thirds (66 2/3%) of all the votes entitled to be cast on the matter.

ARTICLE NINTH

RESTRICTION ON TRANSFER AND OWNERSHIP OF SHARES

        (a)    Definitions.    For the purpose of this Article NINTH, the following terms shall have the following meanings:

          Aggregate Stock Ownership Limit.    The term "Aggregate Stock Ownership Limit" shall mean not more than 9.8 percent in value of the aggregate of the outstanding shares of Capital Stock.

          AMEX.    The term "AMEX" shall mean the American Stock Exchange.

          Beneficial Ownership.    The term "Beneficial Ownership" shall mean ownership of Capital Stock by a Person, whether the interest in the shares of Capital Stock is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code. The terms "Beneficial Owner," "Beneficially Owns" and "Beneficially Owned" shall have the correlative meanings.

          Business Day.    The term "Business Day" shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

          Capital Stock.    The term "Capital Stock" shall mean all classes or series of stock of the Corporation, including, without limitation, Common Stock and Preferred Stock.

          Charitable Beneficiary.    The term "Charitable Beneficiary" shall mean one or more beneficiaries of the Trust as determined pursuant to subparagraph (c)(6) of this Article NINTH, provided that each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code.

          Common Stock Ownership Limit.    The term "Common Stock Ownership Limit" shall mean not more than 9.8 percent (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of Common Stock of the Corporation.

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          Constructive Ownership.    The term "Constructive Ownership" shall mean ownership of Capital Stock by a Person, whether the interest in the shares of Capital Stock is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code. The terms "Constructive Owner," "Constructively Owns" and "Constructively Owned" shall have the correlative meanings.

          Excepted Holder.    The term "Excepted Holder" shall mean a stockholder of the Corporation for whom an Excepted Holder Limit is created by the Charter or by the Board of Directors pursuant to subparagraph (b)(7) of this Article NINTH.

          Excepted Holder Limit.    The term "Excepted Holder Limit" shall mean, provided that the affected Excepted Holder agrees to comply with the requirements established by the Board of Directors pursuant to subparagraph (b)(7) of this Article NINTH and subject to adjustment pursuant to subparagraph (b)(8) of this Article NINTH, the percentage limit established by the Board of Directors pursuant to subparagraph (b)(7) of this Article NINTH.

          Exemption Period.    The term "Exemption Period" shall mean the period beginning as of the time immediately prior to the closing of the transactions contemplated by the Exchange Agreement by and among the Corporation, Amster Trading Company, an Ohio corporation ("Amster"), and Ramat Securities, LTD, an Ohio limited liability company ("Ramat"), dated as of September 30, 2008, as amended, as in effect as of the time the Articles of Amendment and Restatement containing this Article NINTH are accepted for record by the SDAT, and ending as of the earlier of the close of business on June 30, 2009 and the time immediately after the effective time of the merger contemplated by the Second Amended and Restated Agreement and Plan of Merger by and among the Corporation, Walter Industries, Inc., a Delaware corporation, JWH Holding Company, LLC, a Delaware limited liability company, and Spinco, dated as of February             , 2009, as in effect as of the time the Articles of Amendment and Restatement containing this Article NINTH are accepted for record by the SDAT.

          Initial Date.    The term "Initial Date" shall mean the date upon which the Articles of Amendment and Restatement containing this Article NINTH are accepted for record by the SDAT.

          Market Price.    The term "Market Price" on any date shall mean, with respect to any class or series of outstanding shares of Capital Stock, the Closing Price for such Capital Stock on such date. The "Closing Price" on any date shall mean the last sale price for such Capital Stock, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such Capital Stock, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the AMEX or, if such Capital Stock is not listed or admitted to trading on the AMEX, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such Capital Stock is listed or admitted to trading or, if such Capital Stock is not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if such Capital Stock is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such Capital Stock selected by the Board of Directors of the Corporation or, in the event that no trading price is available for such Capital Stock, the fair market value of the Capital Stock, as determined in good faith by the Board of Directors.

          Person.    The term "Person" shall mean an individual, corporation, partnership, estate, trust (including a trust qualified under Sections 401(a) or 501(c)(17) of the Code), a portion of a trust

Annex C-9

  permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and a group to which an Excepted Holder Limit applies.

          Prohibited Owner.    The term "Prohibited Owner" shall mean, with respect to any purported Transfer, any Person who, but for the provisions of subparagraph (b)(1) of this Article NINTH, would Beneficially Own or Constructively Own shares of Capital Stock, and if appropriate in the context, shall also mean any Person who would have been the record owner of the shares that the Prohibited Owner would have so owned.

          Restriction Termination Date.    The term "Restriction Termination Date" shall mean the first day after the Initial Date on which the Board of Directors determines pursuant to Article FIFTH of the Charter that it is no longer in the best interests of the Corporation to attempt to, or continue to, qualify as a REIT or that compliance with the restrictions and limitations on Beneficial Ownership, Constructive Ownership and Transfers of shares of Capital Stock set forth herein is no longer required in order for the Corporation to qualify as a REIT.

          Transfer.    The term "Transfer" shall mean any issuance, sale, transfer, gift, assignment, devise or other disposition, as well as any other event that causes any Person to acquire Beneficial Ownership or Constructive Ownership, or any agreement to take any such actions or cause any such events, of Capital Stock or the right to vote or receive dividends on Capital Stock, including (1) the granting or exercise of any option (or any disposition of any option), (2) any disposition of any securities or rights convertible into or exchangeable for Capital Stock or any interest in Capital Stock or any exercise of any such conversion or exchange right and (3) Transfers of interests in other entities that result in changes in Beneficial or Constructive Ownership of Capital Stock; in each case, whether voluntary or involuntary, whether owned of record, Constructively Owned or Beneficially Owned and whether by operation of law or otherwise. The terms "Transferring" and "Transferred" shall have the correlative meanings.

          Trust.    The term "Trust" shall mean any trust provided for in subparagraph (c)(1) of this Article NINTH.

          Trustee.    The term "Trustee" shall mean the Person unaffiliated with the Corporation and a Prohibited Owner, that is appointed by the Corporation to serve as trustee of the Trust.

        (b)    Capital Stock.

          (1)    Ownership Limitations.    During the period commencing on the Initial Date and prior to the Restriction Termination Date, but subject to paragraph (b)(7) of Article NINTH:

            (i)    Basic Restrictions.

              (A)  (1) No Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own shares of Capital Stock in excess of the Aggregate Stock Ownership Limit, (2) no Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own shares of Common Stock in excess of the Common Stock Ownership Limit and (3) no Excepted Holder shall Beneficially Own or Constructively Own shares of Capital Stock in excess of the Excepted Holder Limit for such Excepted Holder.

              (B)  No Person shall Beneficially or Constructively Own shares of Capital Stock to the extent that such Beneficial or Constructive Ownership of Capital Stock would result in the Corporation being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or otherwise failing to qualify as a REIT (including, but not limited to, Beneficial

Annex C-10

      or Constructive Ownership that would result in the Corporation owning (actually or Constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by the Corporation from such tenant would cause the Corporation to fail to satisfy any of the gross income requirements of Section 856(c) of the Code).

              (C)  Any Transfer of shares of Capital Stock that, if effective, would result in the Capital Stock being beneficially owned by less than 100 Persons (determined under the principles of Section 856(a)(5) of the Code) shall be void ab initio, and the intended transferee shall acquire no rights in such shares of Capital Stock.

            (ii)    Transfer in Trust.    If any Transfer of shares of Capital Stock occurs which, if effective, would result in any Person Beneficially Owning or Constructively Owning shares of Capital Stock in violation of subparagraph (b)(1)(i)(A) or (B) of this Article NINTH,

              (A)  then that number of shares of the Capital Stock the Beneficial or Constructive Ownership of which otherwise would cause such Person to violate subparagraph (b)(1)(i)(A) or (B) of this Article NINTH (rounded up to the nearest whole share) shall be automatically transferred to a Trust for the benefit of a Charitable Beneficiary, as described in Article NINTH (c), effective as of the close of business on the Business Day prior to the date of such Transfer, and such Person shall acquire no rights in such shares; or

              (B)  if the transfer to the Trust described in clause (i) of this sentence would not be effective for any reason to prevent the violation of subparagraph (b)(1)(i)(A) or (B) Article NINTH, then the Transfer of that number of shares of Capital Stock that otherwise would cause any Person to violate subparagraph (b)(1)(i)(A) or (B) of this Article NINTH shall be void ab initio, and the intended transferee shall acquire no rights in such shares of Capital Stock.

          (2)    Remedies for Breach.    If the Board of Directors or any duly authorized committee thereof shall at any time determine in good faith that a Transfer or other event has taken place that results in a violation of subparagraph (b)(1) of this Article NINTH or that a Person intends to acquire or has attempted to acquire Beneficial or Constructive Ownership of any shares of Capital Stock in violation of subparagraph (b)(1) of this Article NINTH (whether or not such violation is intended), the Board of Directors or a committee thereof shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or other event, including, without limitation, causing the Corporation to redeem shares, refusing to give effect to such Transfer on the books of the Corporation or instituting proceedings to enjoin such Transfer or other event; provided, however, that any Transfer or attempted Transfer or other event in violation of Article NINTH (b)(1) shall automatically result in the transfer to the Trust described above, and, where applicable, such Transfer (or other event) shall be void ab initio as provided above irrespective of any action (or non-action) by the Board of Directors or a committee thereof.

          (3)    Notice of Restricted Transfer.    Any Person who acquires or attempts or intends to acquire Beneficial Ownership or Constructive Ownership of shares of Capital Stock that will or may violate Article NINTH (b)(1)(i) or any Person who would have owned shares of Capital Stock that resulted in a transfer to the Trust pursuant to the provisions of Article NINTH (b)(1)(ii) shall immediately give written notice to the Corporation of such event or, in the case of such a proposed or attempted transaction, give at least 15 days prior written notice, and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such Transfer on the Corporation's status as a REIT.

Annex C-11

          (4)    Owners Required To Provide Information.    From the Initial Date and prior to the Restriction Termination Date:

            (i)    every owner of five percent or more (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) of the outstanding shares of Capital Stock, within 30 days after the end of each taxable year, shall give written notice to the Corporation stating the name and address of such owner, the number of shares of Capital Stock and other shares of the Capital Stock Beneficially Owned and a description of the manner in which such shares are held. Each such owner shall provide to the Corporation such additional information as the Corporation may request in order to determine the effect, if any, of such Beneficial Ownership on the Corporation's status as a REIT and to ensure compliance with the Aggregate Stock Ownership Limit; and

            (ii)   each Person who is a Beneficial or Constructive Owner of Capital Stock and each Person (including the stockholder of record) who is holding Capital Stock for a Beneficial or Constructive Owner shall provide to the Corporation such information as the Corporation may request, in good faith, in order to determine the Corporation's status as a REIT and to comply with requirements of any taxing authority or governmental authority or to determine such compliance.

          (5)    Remedies Not Limited.    Subject to Article FIFTH, nothing contained in paragraph (b) of this Article NINTH shall limit the authority of the Board of Directors to take such other action as it deems necessary or advisable to protect the Corporation and the interests of its stockholders in preserving the Corporation's status as a REIT.

          (6)    Ambiguity.    In the case of an ambiguity in the application of any of the provisions of this Article NINTH (b), (c), or any definition contained in (a), the Board of Directors shall have the power to determine the application of the provisions of this Article NINTH (b) or (c) or any such definition with respect to any situation based on the facts known to it. In the event Article NINTH (b) or (c) requires an action by the Board of Directors and the Charter fails to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of Article NINTH (a), (b) or (c). Absent a decision to the contrary by the Board of Directors (which the Board may make in its sole and absolute discretion), if a Person would have (but for the remedies set forth in Article NINTH (b)(2)) acquired Beneficial or Constructive Ownership of Stock in violation of Article NINTH (b)(1), such remedies (as applicable) shall apply first to the shares of Stock which, but for such remedies, would have been Beneficially Owned or Constructively Owned (but not actually owned) by such Person, pro rata among the Persons who actually own such shares of Stock based upon the relative number of the shares of Stock held by each such Person.

          (7)    Exceptions.

            (i)    Subject to Article NINTH (b)(1)(i)(B), the Board of Directors, in its sole discretion, may exempt (prospectively or retroactively) a Person from the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit, as the case may be, and may establish or increase an Excepted Holder Limit for such Person if:

              (A)  the Board of Directors obtains such representations and undertakings from such Person as are reasonably necessary to ascertain that no individual's Beneficial or Constructive Ownership of such shares of Capital Stock will violate Article NINTH (b)(1)(i)(B);

              (B)  such Person does not and represents that it will not own, actually or Constructively, an interest in a tenant of the Corporation (or a tenant of any entity owned or controlled by the Corporation) that would cause the Corporation to own,

Annex C-12

      actually or Constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant and the Board of Directors obtains such representations and undertakings from such Person as are reasonably necessary to ascertain this fact (for this purpose, a tenant from whom the Corporation (or an entity owned or controlled by the Corporation) derives (and is expected to continue to derive) a sufficiently small amount of revenue such that, in the opinion of the Board of Directors, rent from such tenant would not adversely affect the Corporation's ability to qualify as a REIT shall not be treated as a tenant of the Corporation); and

              (C)  such Person agrees that any violation or attempted violation of such representations or undertakings (or other action which is contrary to the restrictions contained in Article NINTH (b)(1) through (b)(6)) will result in such shares of Capital Stock being automatically transferred to a Trust in accordance with Article NINTH (b)(1)(ii) and (c).

            (ii)   Prior to granting any exception pursuant to Article NINTH (b)(7)(i), the Board of Directors may require a ruling from the Internal Revenue Service, or an opinion of counsel, in either case in form and substance satisfactory to the Board of Directors in its sole discretion, as it may deem necessary or advisable in order to determine or ensure the Corporation's status as a REIT. Notwithstanding the receipt of any ruling or opinion, the Board of Directors may impose such conditions or restrictions as it deems appropriate in connection with granting such exception.

            (iii)  Subject to Article NINTH (b)(1)(i)(B), an underwriter which participates in a public offering or a private placement of Capital Stock (or securities convertible into or exchangeable for Capital Stock) may Beneficially Own or Constructively Own shares of Capital Stock (or securities convertible into or exchangeable for Capital Stock) in excess of the Aggregate Stock Ownership Limit, the Common Stock Ownership Limit, or both such limits, but only to the extent necessary to facilitate such public offering or private placement.

            (iv)  The Board of Directors may only reduce the Excepted Holder Limit for an Excepted Holder: (A) with the written consent of such Excepted Holder at any time or (B) pursuant to the terms and conditions of the agreements and undertakings entered into with such Excepted Holder in connection with the establishment of the Excepted Holder Limit for that Excepted Holder. No Excepted Holder Limit shall be reduced to a percentage that is less than the Common Stock Ownership Limit.

          (8)    Increase or Decrease in Aggregate Stock Ownership and Common Stock Ownership Limits.    Subject to Article NINTH (b)(2)(i)(B) and in connection with establishing an Excepted Holder Limit or at any other time, the Board of Directors may from time to time increase or decrease the Common Stock Ownership Limit or the Aggregate Stock Ownership Limit; provided, however, that any decreased Common Stock Ownership Limit and/or Aggregate Stock Ownership Limit will not be effective for any Person whose percentage ownership in Stock is in excess of such decreased Common Stock Ownership Limit and/or Aggregate Stock Ownership Limit until such time as such Person's percentage of Stock equals or falls below the decreased Common Stock Ownership Limit and/or Aggregate Stock Ownership Limit, but any further acquisition of Stock in excess of such percentage ownership of Stock will be in violation of the Common Stock Ownership Limit and/or Aggregate Stock Ownership Limit and, provided further, that the Board of Directors may not increase or decrease the Common Stock Ownership Limit or the Aggregate Stock Ownership Limit if such increase or decrease would allow five or fewer Persons to Beneficially Own more than 49.9% in value of the outstanding Stock.

Annex C-13

          (9)    Legend.    Any certificate for shares of Capital Stock shall bear substantially the following legend:

      The shares represented by this certificate are subject to restrictions on Beneficial and Constructive Ownership and Transfer for the purpose, among others, of the Corporation's maintenance of its status as a Real Estate Investment Trust under the Internal Revenue Code of 1986, as amended (the "Code"). Subject to certain further restrictions and except as expressly provided in the Corporation's Charter, (i) no Person may Beneficially or Constructively Own shares of the Corporation's Common Stock in excess of 9.8 percent (in value or number of shares) of the outstanding shares of Common Stock of the Corporation unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); (ii) no Person may Beneficially or Constructively Own shares of Capital Stock of the Corporation in excess of 9.8 percent of the value of the total outstanding shares of Capital Stock of the Corporation, unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); (iii) no Person may Beneficially or Constructively Own Capital Stock that would result in the Corporation being "closely held" under Section 856(h) of the Code or otherwise cause the Corporation to fail to qualify as a REIT; and (iv) no Person may Transfer shares of Capital Stock if such Transfer would result in the Capital Stock of the Corporation being owned by fewer than 100 Persons. Any Person who Beneficially or Constructively Owns or attempts to Beneficially or Constructively Own shares of Capital Stock which causes or will cause a Person to Beneficially or Constructively Own shares of Capital Stock in excess or in violation of the above limitations must immediately notify the Corporation. If any of the restrictions on transfer or ownership are violated, the shares of Capital Stock represented hereby may be automatically transferred to a Trustee of a Trust for the benefit of one or more Charitable Beneficiaries. In addition, the Corporation may redeem shares upon the terms and conditions specified by the Board of Directors in its sole discretion if the Board of Directors determines that ownership or a Transfer or other event may violate the restrictions described above. Furthermore, upon the occurrence of certain events, attempted Transfers in violation of the restrictions described above may be void ab initio. All capitalized terms in this legend have the meanings defined in the Charter of the Corporation, as the same may be amended from time to time, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of Capital Stock of the Corporation on request and without charge. Requests for such a copy may be directed to the Secretary of the Corporation at its Principal Office.

          Instead of the foregoing legend, any certificate may state that the Corporation will furnish a full statement about certain restrictions on transferability to a stockholder on request and without charge.

        (c)    Transfer of Capital Stock in Trust.

          (1)    Ownership in Trust.    Upon any purported Transfer or other event described in Article NINTH (b)(1)(ii) that would result in a transfer of shares of Capital Stock to a Trust, such shares of Capital Stock shall be deemed to have been transferred to the Trustee as trustee of a Trust for the exclusive benefit of one or more Charitable Beneficiaries. Such transfer to the Trustee shall be deemed to be effective as of the close of business on the Business Day prior to the purported Transfer or other event that results in the transfer to the Trust pursuant to Article NINTH (b)(1)(ii). The Trustee shall be appointed by the Corporation and shall be a Person unaffiliated with the Corporation and any Prohibited Owner. Each Charitable Beneficiary shall be designated by the Corporation as provided in Article NINTH (c)(6).

Annex C-14

          (2)    Status of Shares Held by the Trustee.    Shares of Capital Stock held by the Trustee shall be issued and outstanding shares of Capital Stock of the Corporation. The Prohibited Owner shall have no rights in the shares held by the Trustee. The Prohibited Owner shall not benefit economically from ownership of any shares held in trust by the Trustee, shall have no rights to dividends or other distributions and shall not possess any rights to vote or other rights attributable to the shares held in the Trust.

          (3)    Dividend and Voting Rights.    The Trustee shall have all voting rights and rights to dividends or other distributions with respect to shares of Capital Stock held in the Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by the Corporation that the shares of Capital Stock have been transferred to the Trustee shall be paid by the recipient of such dividend or distribution to the Trustee upon demand and any dividend or other distribution authorized but unpaid shall be paid when due to the Trustee. Any dividend or distribution so paid to the Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to shares held in the Trust and, subject to Maryland law, effective as of the date that the shares of Capital Stock have been transferred to the Trustee, the Trustee shall have the authority (at the Trustee's sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by the Corporation that the shares of Capital Stock have been transferred to the Trustee and (ii) to recast such vote in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary; provided, however, that if the Corporation has already taken irreversible corporate action, then the Trustee shall not have the authority to rescind and recast such vote. Notwithstanding the provisions of this Article NINTH, until the Corporation has received notification that shares of Capital Stock have been transferred into a Trust, the Corporation shall be entitled to rely on its share transfer and other stockholder records for purposes of preparing lists of stockholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes of stockholders.

          (4)    Sale of Shares by Trustee.    Within 20 days of receiving notice from the Corporation that shares of Capital Stock have been transferred to the Trust, the Trustee of the Trust shall sell the shares held in the Trust to a person, designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth in Article NINTH (b)(1)(i). Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as provided in this Article NINTH (c)(4). The Prohibited Owner shall receive the lesser of (1) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Trust (e.g., in the case of a gift, devise or other such transaction), the Market Price of the shares on the day of the event causing the shares to be held in the Trust and (2) the price per share received by the Trustee (net of any commissions and other expenses of sale) from the sale or other disposition of the shares held in the Trust. The Trustee may reduce the amount payable to the Prohibited Owner by the amount of dividends and distributions which have been paid to the Prohibited Owner and are owed by the Prohibited Owner to the Trustee pursuant to Article NINTH (c)(3). Any net sales proceeds in excess of the amount payable to the Prohibited Owner shall be immediately paid to the Charitable Beneficiary. If, prior to the discovery by the Corporation that shares of Capital Stock have been transferred to the Trustee, such shares are sold by a Prohibited Owner, then (i) such shares shall be deemed to have been sold on behalf of the Trust and (ii) to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to this Article NINTH (c)(4), such excess shall be paid to the Trustee upon demand.

Annex C-15

          (5)    Purchase Right in Stock Transferred to the Trustee.    Shares of Capital Stock transferred to the Trustee shall be deemed to have been offered for sale to the Corporation, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date the Corporation, or its designee, accepts such offer. The Corporation may reduce the amount payable to the Prohibited Owner by the amount of dividends and distributions which has been paid to the Prohibited Owner and are owed by the Prohibited Owner to the Trustee pursuant to Article NINTH (c)(3). The Corporation may pay the amount of such reduction to the Trustee for the benefit of the Charitable Beneficiary. The Corporation shall have the right to accept such offer until the Trustee has sold the shares held in the Trust pursuant to Article NINTH (c)(4). Upon such a sale to the Corporation, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner.

          (6)    Designation of Charitable Beneficiaries.    By written notice to the Trustee, the Corporation shall designate one or more nonprofit organizations to be the Charitable Beneficiary of the interest in the Trust such that the shares of Capital Stock held in the Trust would not violate the restrictions set forth in Article NINTH (b)(1)(i) in the hands of such Charitable Beneficiary.

        (d)    AMEX Transactions.    Nothing in this Article NINTH shall preclude the settlement of any transaction entered into through the facilities of the AMEX or any other national securities exchange or automated inter-dealer quotation system. The fact that the settlement of any transaction occurs shall not negate the effect of any other provision of this Article NINTH and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Article NINTH.

        (e)    Enforcement.    The Corporation is authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this Article NINTH.

        (f)    Non-Waiver.    No delay or failure on the part of the Corporation or the Board of Directors in exercising any right hereunder shall operate as a waiver of any right of the Corporation or the Board of Directors, as the case may be, except to the extent specifically waived in writing.

        (g)    Limited Exception.    Notwithstanding anything to the contrary herein, this Article NINTH and the limitations on ownership and transfer of Capital Stock set forth herein (including, without limitation, the restrictions set forth in subparagraph (b)(1) of this Article NINTH) shall not apply to Amster or Ramat during the Exemption Period.

        THIRD:    The amendment to and restatement of the charter as hereinabove set forth have been duly advised by the Board of Directors and approved by the stockholders of the Corporation as required by law.

        FOURTH:    The current address of the principal office of the Corporation is as set forth in Article THIRD of the foregoing amendment and restatement of the charter.

        FIFTH:    The name and address of the Corporation's current resident agent is as set forth in Article FOURTH of the foregoing amendment and restatement of the charter.

Annex C-16

        SIXTH:    The Corporation currently has                        directors. The names of the directors currently in office are:

        SEVENTH:    The undersigned                    acknowledges these Articles of Amendment and Restatement to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned                    acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

—Signature page follows—

Annex C-17

        IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment and Restatement to be signed in its name and on its behalf by its                    and attested to by its                     on this                        day of                    , 200    .

ATTEST:	HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
By:
Name: Title:		Name: Title:

Annex C-18

 Annex D

FORM OF

WALTER INVESTMENT MANAGEMENT CORP.

BYLAWS

ARTICLE I

OFFICES

        Section 1.    PRINCIPAL OFFICE.    The principal office of the Corporation in the State of Maryland shall be located at such place as the Board of Directors may designate.

        Section 2.    ADDITIONAL OFFICES.    The Corporation may have additional offices, including a principal executive office, at such places as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

        Section 1.    PLACE.    All meetings of stockholders shall be held at the principal executive office of the Corporation or at such other place as shall be set by the Board of Directors and stated in the notice of the meeting.

        Section 2.    ANNUAL MEETING.    An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held on the date and at the time set by the Board of Directors.

        Section 3.    SPECIAL MEETINGS.

          (a)    General.    The chairman of the board, president, chief executive officer or Board of Directors may call a special meeting of the stockholders. Subject to subsection (b) of this Section 3, a special meeting of stockholders shall also be called by the secretary of the Corporation to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at such meeting.

          (b)    Stockholder-Requested Special Meetings.    (1) Any stockholder of record seeking to have stockholders request a special meeting shall, by sending written notice to the secretary (the "Record Date Request Notice") by registered mail, return receipt requested, request the Board of Directors to fix a record date to determine the stockholders entitled to request a special meeting (the "Request Record Date"). The Record Date Request Notice shall set forth the purpose of the meeting and the matters proposed to be acted on at it, shall be signed by one or more stockholders of record as of the date of signature (or their agents duly authorized in a writing accompanying the Record Date Request Notice), shall bear the date of signature of each such stockholder (or such agent) and shall set forth all information relating to each such stockholder and each matter proposed to be acted on at the meeting that would be required to be disclosed in connection with the solicitation of proxies for the election of directors in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such a solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon receiving the Record Date Request Notice, the Board of Directors may fix a Request Record Date. The Request Record Date shall not precede and shall not be more than ten days after the close of business on the date on which the resolution fixing the Request Record Date is adopted by the Board of Directors. If

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  the Board of Directors, within ten days after the date on which a valid Record Date Request Notice is received, fails to adopt a resolution fixing the Request Record Date, the Request Record Date shall be the close of business on the tenth day after the first date on which the Record Date Request Notice is received by the secretary.

            (2)   In order for any stockholder to request a special meeting to act on any matter that may properly be considered at a meeting of stockholders, one or more written requests for a special meeting (collectively, the "Special Meeting Request") signed by stockholders of record (or their agents duly authorized in a writing accompanying the request) as of the Request Record Date entitled to cast not less than a majority of all of the votes entitled to be cast on such matter at such meeting (the "Special Meeting Percentage") shall be delivered to the secretary. In addition, the Special Meeting Request (a) shall set forth the purpose of the meeting and the matters proposed to be acted on at it (which shall be limited to those lawful matters set forth in the Record Date Request Notice received by the secretary), (b) shall bear the date of signature of each such stockholder (or such agent) signing the Special Meeting Request, (c) shall set forth the name and address, as they appear in the Corporation's books, of each stockholder signing such request (or on whose behalf the Special Meeting Request is signed), the class, series and number of all shares of stock of the Corporation which are owned by each such stockholder (beneficially or of record), and the nominee holder for, and number of, shares owned by such stockholder beneficially but not of record, (d) shall be sent to the secretary by registered mail, return receipt requested, and (e) shall be received by the secretary within 60 days after the Request Record Date. Any requesting stockholder (or agent duly authorized in a writing accompanying the revocation or the Special Meeting Request) may revoke his, her or its request for a special meeting at any time by written revocation delivered to the secretary.

            (3)   The secretary shall inform the requesting stockholders of the reasonably estimated cost of preparing and delivering the notice of the meeting (including the Corporation's proxy materials). The secretary shall not be required to call a special meeting upon stockholder request and such meeting shall not be held unless, in addition to the documents required by paragraph (2) of this Section 3(b), the secretary receives payment of such reasonably estimated cost prior to the preparation and mailing or delivering of such notice of the meeting.

            (4)   Except as provided in the next sentence, any special meeting shall be held at such place, date and time as may be designated by the chairman of the board, chief executive officer, president or Board of Directors, whoever has called the meeting. In the case of any special meeting called by the secretary upon the request of stockholders (a "Stockholder-Requested Meeting"), such meeting shall be held at such place, date and time as may be designated by the Board of Directors; provided, however, that the date of any Stockholder-Requested Meeting shall be not more than 90 days after the record date for such meeting (the "Meeting Record Date"); and provided further that if the Board of Directors fails to designate, within ten days after the date that a valid Special Meeting Request is actually received by the secretary (the "Delivery Date"), a date and time for a Stockholder-Requested Meeting, then such meeting shall be held at 2:00 p.m. local time on the 90th day after the Meeting Record Date or, if such 90th day is not a Business Day (as defined below), on the first preceding Business Day; and provided further that in the event that the Board of Directors fails to designate a place for a Stockholder-Requested Meeting within ten days after the Delivery Date, then such meeting shall be held at the principal executive office of the Corporation. In fixing a date for any special meeting, the chairman of the board, chief executive officer, president or Board of Directors may consider such factors as he, she or it deems relevant, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for the meeting and any plan of the Board of Directors

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    to call an annual meeting or a special meeting. In the case of any Stockholder-Requested Meeting, if the Board of Directors fails to fix a Meeting Record Date that is a date within 30 days after the Delivery Date, then the close of business on the 30th day after the Delivery Date shall be the Meeting Record Date. The Board of Directors may revoke the notice for any Stockholder-Requested Meeting in the event that the requesting stockholders fail to comply with the provisions of paragraph (3) of this Section 3(b).

            (5)   If written revocations of the Special Meeting Request have been delivered to the secretary and the result is that stockholders of record (or their agents duly authorized in writing), as of the Request Record Date, entitled to cast less than the Special Meeting Percentage have delivered, and not revoked, requests for a special meeting to the secretary: (i) if the notice of meeting has not already been delivered, the secretary shall refrain from delivering the notice of the meeting and send to all requesting stockholders who have not revoked such requests written notice of any revocation of a request for the special meeting, or (ii) if the notice of meeting has been delivered and if the secretary first sends to all requesting stockholders who have not revoked requests for a special meeting on a matter written notice of any revocation of a request for the special meeting and written notice of the Corporation's intention to revoke the notice of the meeting or for the chairman of the meeting to adjourn the meeting without action on the matter, (A) the secretary may revoke the notice of the meeting at any time before ten days before the commencement of the meeting or (B) the chairman of the meeting may call the meeting to order and adjourn the meeting without acting on the matter. Any request for a special meeting received after a revocation by the secretary of a notice of a meeting shall be considered a request for a new special meeting.

            (6)   The chairman of the board, chief executive officer, president or Board of Directors may appoint regionally or nationally recognized independent inspectors of elections to act as the agent of the Corporation for the purpose of promptly performing a ministerial review of the validity of any purported Special Meeting Request received by the secretary. For the purpose of permitting the inspectors to perform such review, no such purported request shall be deemed to have been delivered to the secretary until the earlier of (i) five Business Days after receipt by the secretary of such purported request and (ii) such date as the independent inspectors certify to the Corporation that the valid requests received by the secretary represent, as of the Request Record Date, stockholders of record entitled to cast not less than the Special Meeting Percentage. Nothing contained in this paragraph (6) shall in any way be construed to suggest or imply that the Corporation or any stockholder shall not be entitled to contest the validity of any request, whether during or after such five Business Day period, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

            (7)   For purposes of these Bylaws, "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of Florida or New York are authorized or obligated by law or executive order to close.

        Section 4.    NOTICE.    Not less than ten nor more than 90 days before each meeting of stockholders, the secretary shall give to each stockholder entitled to vote at such meeting and to each stockholder not entitled to vote who is entitled to notice of the meeting notice in writing or by electronic transmission stating the time and place of the meeting and, in the case of a special meeting or as otherwise may be required by any statute, the purpose for which the meeting is called, by mail, by presenting it to such stockholder personally, by leaving it at the stockholder's residence or usual place of business or by any other means permitted by Maryland law. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the stockholder at the stockholder's address as it appears on the records of the Corporation, with postage thereon prepaid. If transmitted

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electronically, such notice shall be deemed to be given when transmitted to the stockholder by an electronic transmission to any address or number of the stockholder at which the stockholder receives electronic transmissions. A single notice to all stockholders who share an address shall be effective as to any stockholder at such address who consents to such notice or after having been notified of the Corporation's intent to give a single notice fails to object in writing to such single notice within 60 days. Failure to give notice of any meeting to one or more stockholders, or any irregularity in such notice, shall not affect the validity of any meeting fixed in accordance with this Article II, or the validity of any proceedings at any such meeting.

        Subject to Section 11(a) of this Article II, any business of the Corporation may be transacted at an annual meeting of stockholders without being specifically designated in the notice, except such business as is required by any statute to be stated in such notice. No business shall be transacted at a special meeting of stockholders except as specifically designated in the notice. The Corporation may postpone or cancel a meeting of stockholders by making a public announcement (as defined in Section 11(c)(3)) of such postponement or cancellation prior to the meeting. Notice of the date to which the meeting is postponed shall be given not less than ten days prior to such date and otherwise in the manner set forth in this Section 4.

        Section 5.    ORGANIZATION AND CONDUCT.    Every meeting of stockholders shall be conducted by an individual appointed by the Board of Directors to be chairman of the meeting or, in the absence of such appointment, by the chairman of the board or, in the case of a vacancy in the office or absence of the chairman of the board, by one of the following officers present at the meeting in the following order: the vice chairman of the board, if there is one, the president, the vice presidents in their order of rank and seniority, or, in the absence of such officers, a chairman chosen by the stockholders by the vote of a majority of the votes cast by stockholders present in person or by proxy. The secretary, or, in the secretary's absence, an assistant secretary, or in the absence of both the secretary and assistant secretaries, a person appointed by the Board of Directors or, in the absence of such appointment, a person appointed by the chairman of the meeting shall act as secretary. In the event that the secretary presides at a meeting of the stockholders, an assistant secretary, or, in the absence of assistant secretaries, an individual appointed by the Board of Directors or the chairman of the meeting, shall record the minutes of the meeting. The order of business and all other matters of procedure at any meeting of stockholders shall be determined by the chairman of the meeting. The chairman of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of the chairman and without any action by the stockholders, are appropriate for the proper conduct of the meeting, including, without limitation, (a) restricting admission to the time set for the commencement of the meeting; (b) limiting attendance at the meeting to stockholders of record of the Corporation, their duly authorized proxies and other such individuals as the chairman of the meeting may determine; (c) limiting participation at the meeting on any matter to stockholders of record of the Corporation entitled to vote on such matter, their duly authorized proxies and other such individuals as the chairman of the meeting may determine; (d) limiting the time allotted to questions or comments by participants; (e) determining when the polls should be opened and closed; (f) maintaining order and security at the meeting; (g) removing any stockholder or any other individual who refuses to comply with meeting procedures, rules or guidelines as set forth by the chairman of the meeting; (h) concluding a meeting or recessing or adjourning the meeting to a later date and time and at a place announced at the meeting; and (i) complying with any state and local laws and regulations concerning safety and security. Unless otherwise determined by the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

        Section 6.    QUORUM.    At any meeting of stockholders, the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting on any matter shall constitute a quorum; but this section shall not affect any requirement under any statute or the charter of the Corporation for the vote necessary for the adoption of any measure. If, however, such quorum shall not be present at any meeting of the stockholders, the chairman of the meeting may

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adjourn the meeting from time to time to a date not more than 120 days after the original record date without notice other than announcement at the meeting. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

        The stockholders present either in person or by proxy, at a meeting which has been duly called and at which a quorum was established, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

        Section 7.    VOTING.    A plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to elect a director. Each share may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted. A majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute or by the charter of the Corporation. Unless otherwise provided by statute or by the charter, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders. Voting on any question or in any election may be viva voce unless the chairman of the meeting shall order that voting be by ballot.

        Section 8.    PROXIES.    A stockholder may cast the votes entitled to be cast by the holder of the shares of stock owned of record by the stockholder in person or by proxy executed by the stockholder or by the stockholder's duly authorized agent in any manner permitted by law. Such proxy or evidence of authorization of such proxy shall be filed with the secretary of the Corporation before or at the meeting. No proxy shall be valid more than eleven months after its date unless otherwise provided in the proxy.

        Section 9.    VOTING OF STOCK BY CERTAIN HOLDERS.    Stock of the Corporation registered in the name of a corporation, partnership, trust or other entity, if entitled to be voted, may be voted by the president or a vice president, a general partner or trustee thereof, as the case may be, or a proxy appointed by any of the foregoing individuals, unless some other person who has been appointed to vote such stock pursuant to a bylaw or a resolution of the governing body of such corporation or other entity or agreement of the partners of a partnership presents a certified copy of such bylaw, resolution or agreement, in which case such person may vote such stock. Any director or other fiduciary may vote stock registered in his or her name in his or her capacity as such fiduciary, either in person or by proxy.

        Shares of stock of the Corporation directly or indirectly owned by it shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares entitled to be voted at any given time, unless they are held by it in a fiduciary capacity, in which case they may be voted and shall be counted in determining the total number of outstanding shares at any given time.

        The Board of Directors may adopt by resolution a procedure by which a stockholder may certify in writing to the Corporation that any shares of stock registered in the name of the stockholder are held for the account of a specified person other than the stockholder. The resolution shall set forth the class of stockholders who may make the certification, the purpose for which the certification may be made, the form of certification and the information to be contained in it; if the certification is with respect to a record date, the time after the record date within which the certification must be received by the Corporation; and any other provisions with respect to the procedure which the Board of Directors considers necessary or desirable. On receipt of such certification, the person specified in the certification shall be regarded as, for the purposes set forth in the certification, the stockholder of record of the specified stock in place of the stockholder who makes the certification.

        Section 10.    INSPECTORS.    The Board of Directors or the chair of the meeting may appoint, before or at the meeting, one or more inspectors for the meeting and any successor thereto. The inspectors, if any, shall (i) determine the number of shares of stock represented at the meeting in

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person or by proxy and the validity and effect of proxies, (ii) receive and tabulate all votes, ballots or consents, (iii) report such tabulation to the chair of the meeting, (iv) hear and determine all challenges and questions arising in connection with the right to vote and (v) do such acts as are proper to fairly conduct the election or vote. Each such report shall be in writing and signed by him or her or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be prima facie evidence thereof.

        Section 11.    ADVANCE NOTICE OF STOCKHOLDER NOMINEES FOR DIRECTOR AND OTHER STOCKHOLDER PROPOSALS.

          (a)    Annual Meetings of Stockholders.    (1) Nominations of individuals for election to the Board of Directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the Board of Directors or (iii) by any stockholder of the Corporation who was a stockholder of record both at the time of giving of notice by the stockholder as provided for in this Section 11(a) and at the time of the annual meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business, as the case may be, and who has complied with this Section 11(a).

            (2)   For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a)(1) of this Section 11, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation and such other business must otherwise be a proper matter for action by the stockholders. To be timely, a stockholder's notice shall set forth all information required under this Section 11 and shall be delivered to the secretary at the principal executive office of the Corporation not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. The public announcement of a postponement or adjournment of an annual meeting shall not commence a new time period for the giving of a stockholder's notice as described above.

            (3)   Such stockholder's notice shall set forth:

              (i)    as to each individual whom the stockholder proposes to nominate for election or reelection as a director (each, a "Proposed Nominee"), all information relating to the Proposed Nominee that would be required to be disclosed in connection with the solicitation of proxies for the election of the Proposed Nominee as a director in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act and the rules thereunder (including the Proposed Nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

              (ii)   as to any business that the stockholder proposes to bring before the meeting, a description of such business, the stockholder's reasons for proposing such business at the meeting and any material interest in such business of such stockholder or any Stockholder

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      Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the stockholder or the Stockholder Associated Person therefrom;

              (iii)  as to the stockholder giving the notice, any Proposed Nominee and any Stockholder Associated Person,

                (A)  the class, series and number of all shares of stock or other securities of the Corporation or any affiliate thereof (collectively, the "Company Securities"), if any, which are owned (beneficially or of record) by such stockholder, Proposed Nominee or Stockholder Associated Person and any short interest (including any opportunity to profit or share in any benefit from any decrease in the price of such stock or other security) in any Company Securities of any such person,

                (B)  the nominee holder for, and number of, any Company Securities owned beneficially but not of record by such stockholder, Proposed Nominee or Stockholder Associated Person,

                (C)  whether and the extent to which, such stockholder, Proposed Nominee or Stockholder Associated Person has, directly or indirectly (through brokers, nominees or otherwise), been subject to or during the last six months engaged in any hedging, derivative or other transaction or series of transactions or entered into any other agreement, arrangement or understanding (including any short interest, any borrowing or lending of securities or any proxy or voting agreement), the effect or intent of which is to manage risk or benefit of changes in the price of Company Securities for such stockholder, Proposed Nominee or Stockholder Associated Person or to increase or decrease the voting power of such stockholder, Proposed Nominee or Stockholder Associated Person in the Corporation or any affiliate thereof disproportionately to such person's economic interest in the Company Securities and

                (D)  any substantial interest, direct or indirect (including, without limitation, any existing or prospective commercial, business or contractual relationship with the Corporation), by security holdings or otherwise, of such stockholder, Proposed Nominee or Stockholder Associated Person, in the Corporation or any affiliate thereof, other than an interest arising from the ownership of Company Securities where such stockholder, Proposed Nominee or Stockholder Associated Person receives no extra or special benefit not shared on a pro rata basis by all other holders of the same class or series;

              (iv)  as to the stockholder giving the notice, any Stockholder Associated Person with an interest or ownership referred to in clauses (ii) or (iii) of this paragraph (3) of this Section 11(a) and any Proposed Nominee,

                (A)  the name and address of such stockholder, as they appear on the Corporation's stock ledger, and the current name, business address, if different, and residence address of each such Stockholder Associated Person and any Proposed Nominee and

                (B)  the investment strategy or objective, if any, of such stockholder, and each such Stockholder Associated Person who is not an individual and a copy of the prospectus, offering memorandum or similar document, if any, provided to investors or potential investors in such stockholder and each such Stockholder Associated Person; and

              (v)   to the extent known by the stockholder giving the notice, the name and address of any other stockholder supporting the nominee for election or reelection as a director or the proposal of other business on the date of such stockholder's notice.

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            (4)   Notwithstanding anything in this subsection (a) of this Section 11 to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased, and there is no public announcement of such action at least 130 days prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting, a stockholder's notice required by this Section 11(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the secretary at the principal executive office of the Corporation not later than 5:00 p.m., Eastern Time, on the tenth day following the day on which such public announcement is first made by the Corporation.

            (5)   For purposes of this Section 11, "Stockholder Associated Person" of any stockholder means (i) any person acting in concert with such stockholder, (ii) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder (other than a stockholder that is a depositary) and (iii) any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such stockholder or such Stockholder Associated Person.

          (b)    Special Meetings of Stockholders.    Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of individuals for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected only (i) by or at the direction of the Board of Directors or (ii) provided that the special meeting has been called in accordance with Section 3 of this Article II for the purpose of electing directors, by any stockholder of the Corporation who is a stockholder of record both at the time of giving of notice provided for in this Section 11 and at the time of the special meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the notice procedures set forth in this Section 11. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more individuals to the Board of Directors, any such stockholder may nominate an individual or individuals (as the case may be) for election as a director as specified in the Corporation's notice of meeting, if the stockholder's notice, containing the information required by paragraph (a)(3) of this Section 11, shall be delivered to the secretary at the principal executive office of the Corporation not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m., Eastern Time on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The public announcement of a postponement or adjournment of a special meeting shall not commence a new time period for the giving of a stockholder's notice as described above.

          (c)    General.    (1) If information submitted pursuant to this Section 11 by any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of stockholders shall be inaccurate to a material extent, such information may be deemed not to have been provided in accordance with this Section 11. Any such stockholder shall notify the Corporation of any inaccuracy or change (within two Business Days of becoming aware of such inaccuracy or change) in any such information. Upon written request by the secretary or the Board of Directors, any such stockholder shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such request), (A) written verification, satisfactory, in the discretion of the Board of Directors or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 11, and (B) a written update of any information submitted by the stockholder pursuant to this Section 11 as of an earlier date. If a stockholder fails to provide such written verification or written update within such period, the information as to which written verification or a written update was requested may be deemed not to have been provided in accordance with this Section 11.

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            (2)   Only such individuals who are nominated in accordance with this Section 11 shall be eligible for election by stockholders as directors, and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with this Section 11. The chairman of the meeting shall have the power to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with this Section 11.

            (3)   "Public announcement" shall mean disclosure (i) in a press release reported by the Dow Jones News Service, Associated Press, Business Wire, PR Newswire or other widely circulated news or wire service or (ii) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to the Exchange Act.

            (4)   Notwithstanding the foregoing provisions of this Section 11, a stockholder shall also comply with all applicable requirements of state law and of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 11. Nothing in this Section 11 shall be deemed to affect any right of a stockholder to request inclusion of a proposal in, or the right of the Corporation to omit a proposal from, the Corporation's proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act. Nothing in this Section 11 shall require disclosure of revocable proxies received by the stockholder or Stockholder Associated Person pursuant to a solicitation of proxies after the filing of an effective Schedule 14A under Section 14(a) of the Exchange Act.

        Section 12.    TELEPHONE MEETINGS.    The Board of Directors or chairman of the meeting may permit stockholders to participate in meetings of the stockholders by means of a conference telephone or other communications equipment by which all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means constitutes presence in person at the meeting.

        Section 13.    CONTROL SHARE ACQUISITION ACT.    Notwithstanding any other provision of the charter of the Corporation or these Bylaws, Title 3, Subtitle 7 of the Maryland General Corporation Law, or any successor statute (the "MGCL"), shall not apply to any acquisition by any person of shares of stock of the Corporation. This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.

        Section 14.    STOCKHOLDERS' CONSENT IN LIEU OF MEETING.    Any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting if a unanimous consent setting forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter and filed with the minutes of proceedings of the stockholders.

ARTICLE III

DIRECTORS

        Section 1.    GENERAL POWERS.    The business and affairs of the Corporation shall be managed under the direction of its Board of Directors.

        Section 2.    NUMBER, TENURE AND QUALIFICATIONS.    At any regular meeting or at any special meeting called for that purpose, a majority of the entire Board of Directors may establish, increase or decrease the number of directors, provided that the number thereof shall never be less than the minimum number required by the MGCL, nor more than 11, and further provided that the tenure of office of a director shall not be affected by any decrease in the number of directors. Any director of the Corporation may resign at any time by delivering his or her resignation to the Board of Directors, the chairman of the board or the secretary. Any resignation shall take effect immediately upon its

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receipt or at such later time specified in the resignation. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation.

        Section 3.    ANNUAL AND REGULAR MEETINGS.    An annual meeting of the Board of Directors shall be held immediately after and at the same place as the annual meeting of stockholders, no notice other than this Bylaw being necessary. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors. The Board of Directors may provide, by resolution, the time and place for the holding of regular meetings of the Board of Directors without other notice than such resolution.

        Section 4.    SPECIAL MEETINGS.    Special meetings of the Board of Directors may be called by or at the request of the chairman of the board, the chief executive officer, the president or by a majority of the directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix any place as the place for holding any special meeting of the Board of Directors called by them. The Board of Directors may provide, by resolution, the time and place for the holding of special meetings of the Board of Directors without other notice than such resolution.

        Section 5.    NOTICE.    Notice of any special meeting of the Board of Directors shall be delivered personally or by telephone, electronic mail, facsimile transmission, courier or United States mail to each director at his or her business or residence address. Notice by personal delivery, telephone, electronic mail or facsimile transmission shall be given at least 24 hours prior to the meeting. Notice by United States mail shall be given at least three days prior to the meeting. Notice by courier shall be given at least two days prior to the meeting. Telephone notice shall be deemed to be given when the director or his or her agent is personally given such notice in a telephone call to which the director or his or her agent is a party. Electronic mail notice shall be deemed to be given upon transmission of the message to the electronic mail address given to the Corporation by the director. Facsimile transmission notice shall be deemed to be given upon completion of the transmission of the message to the number given to the Corporation by the director and receipt of a completed answer-back indicating receipt. Notice by United States mail shall be deemed to be given when deposited in the United States mail properly addressed, with postage thereon prepaid. Notice by courier shall be deemed to be given when deposited with or delivered to a courier properly addressed. Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the Board of Directors need be stated in the notice, unless specifically required by statute or these Bylaws.

        Section 6.    QUORUM.    A majority of the directors shall constitute a quorum for transaction of business at any meeting of the Board of Directors, provided that, if less than a majority of such directors is present at such meeting, a majority of the directors present may adjourn the meeting from time to time without further notice, and provided further that if, pursuant to applicable law, the charter of the Corporation or these Bylaws, the vote of a majority or other percentage of a particular group of directors is required for action, a quorum must also include a majority of such group.

        The directors present at a meeting which has been duly called and at which a quorum was established may continue to transact business until adjournment, notwithstanding the withdrawal from the meeting of enough directors to leave fewer than were required to establish a quorum.

        Section 7.    VOTING.    The action of a majority of the directors present at a meeting at which a quorum is present shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the charter or these Bylaws. If enough directors have withdrawn from a meeting to leave fewer than were required to establish a quorum, but the meeting is not adjourned, the action of the majority of that number of directors necessary to constitute a quorum at such meeting shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the charter of the Corporation or these Bylaws.

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        Section 8.    ORGANIZATION.    At each meeting of the Board of Directors, the chairman of the board or, in the absence of the chairman, the vice chairman of the board, if any, shall act as chairman of the meeting. In the absence of both the chairman and vice chairman of the board, the chief executive officer or, in the absence of the chief executive officer, the president or in the absence of the president, a director chosen by a majority of the directors present, shall act as chairman of the meeting. The secretary or, in his or her absence, an assistant secretary of the Corporation or, in the absence of the secretary and all assistant secretaries, a person appointed by the chairman of the meeting, shall act as secretary of the meeting.

        Section 9.    TELEPHONE MEETINGS.    Directors may participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

        Section 10.    CONSENT BY DIRECTORS WITHOUT A MEETING.    Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting, if a consent in writing or by electronic transmission to such action is given by each director and is filed with the minutes of proceedings of the Board of Directors.

        Section 11.    VACANCIES.    If for any reason any or all the directors cease to be directors, such event shall not terminate the Corporation or affect these Bylaws or the powers of the remaining directors hereunder. Except as may be provided by the Board of Directors in setting the terms of any class or series of preferred stock, any vacancy on the Board of Directors may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Any director elected to fill a vacancy shall serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is elected and qualifies.

        Section 12.    COMPENSATION.    Directors shall not receive any stated salary for their services as directors but, by resolution of the Board of Directors, may receive compensation per year and/or per meeting and/or per visit to real property or other facilities owned or leased by the Corporation and for any service or activity they performed or engaged in as directors. Directors may be reimbursed for expenses of attendance, if any, at each annual, regular or special meeting of the Board of Directors or of any committee thereof and for their expenses, if any, in connection with each property visit and any other service or activity they performed or engaged in as directors; but nothing herein contained shall be construed to preclude any directors from serving the Corporation in any other capacity and receiving compensation therefor.

        Section 13.    RELIANCE.    Each director and officer of the Corporation shall, in the performance of his or her duties with respect to the Corporation, be entitled to rely on any information, opinion, report or statement, including any financial statement or other financial data, prepared or presented by an officer or employee of the Corporation whom the director or officer reasonably believes to be reliable and competent in the matters presented, by a lawyer, certified public accountant or other person, as to a matter which the director or officer reasonably believes to be within the person's professional or expert competence, or, with respect to a director, by a committee of the Board of Directors on which the director does not serve, as to a matter within its designated authority, if the director reasonably believes the committee to merit confidence.

        Section 14.    RATIFICATION.    The Board of Directors or the stockholders may ratify and make binding on the Corporation any action or inaction by the Corporation or its officers to the extent that the Board of Directors or the stockholders could have originally authorized the matter. Moreover, any action or inaction questioned in any stockholders' derivative proceeding or any other proceeding on the ground of lack of authority, defective or irregular execution, adverse interest of a director, officer or stockholder, non-disclosure, miscomputation, the application of improper principles or practices of accounting, or otherwise, may be ratified, before or after judgment, by the Board of Directors or by the

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stockholders, and if so ratified, shall have the same force and effect as if the questioned action or inaction had been originally duly authorized, and such ratification shall be binding upon the Corporation and its stockholders and shall constitute a bar to any claim or execution of any judgment in respect of such questioned action or inaction.

        Section 15.    CERTAIN RIGHTS OF DIRECTORS AND OFFICERS.    A director who is not also an officer of the Corporation shall have no responsibility to devote his or her full time to the affairs of the Corporation. Any director or officer, in his or her personal capacity or in a capacity as an affiliate, employee, or agent of any other person, or otherwise, may have business interests and engage in business activities similar to, in addition to or in competition with those of or relating to the Corporation.

        Section 16.    EMERGENCY PROVISIONS.    Notwithstanding any other provision in the charter or these Bylaws, this Section 16 shall apply during the existence of any catastrophe, or other similar emergency condition, as a result of which a quorum of the Board of Directors under Article III of these Bylaws cannot readily be obtained (an "Emergency"). During any Emergency, unless otherwise provided by the Board of Directors, (i) a meeting of the Board of Directors or a committee thereof may be called by any director or officer by any means feasible under the circumstances; (ii) notice of any meeting of the Board of Directors during such an Emergency may be given less than 24 hours prior to the meeting to as many directors and by such means as may be feasible at the time, including publication, television or radio, and (iii) the number of directors necessary to constitute a quorum shall be one-third of the entire Board of Directors.

        Section 17.    ADVISORY DIRECTORS.    The Board of Directors may by resolution appoint advisory directors to the Board, who may also serve as directors emeriti, and shall have such authority and receive such compensation and reimbursement as the Board of Directors shall provide. Advisory directors or directors emeriti shall not have the authority to participate by vote in the transaction of business.

ARTICLE IV

COMMITTEES

        Section 1.    NUMBER, TENURE AND QUALIFICATIONS.    The Board of Directors may appoint from among its members an Executive Committee, an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and one or more other committees, composed of one or more directors, to serve at the pleasure of the Board of Directors.

        Section 2.    POWERS.    The Board of Directors may delegate to committees appointed under Section 1 of this Article any of the powers of the Board of Directors, except as prohibited by law.

        Section 3.    MEETINGS.    Notice of committee meetings shall be given in the same manner as notice for special meetings of the Board of Directors. A majority of the members of the committee shall constitute a quorum for the transaction of business at any meeting of the committee. The act of a majority of the committee members present at a meeting shall be the act of such committee. The Board of Directors may designate a chairman of any committee, and such chairman or, in the absence of a chairman, any two members of any committee (if there are at least two members of the Committee) may fix the time and place of its meeting unless the Board shall otherwise provide. In the absence of any member of any such committee, the members thereof present at any meeting, whether or not they constitute a quorum, may appoint another director to act in the place of such absent member. Each committee shall keep minutes of its proceedings.

        Section 4.    TELEPHONE MEETINGS.    Members of a committee of the Board of Directors may participate in a meeting by means of a conference telephone or other communications equipment if all

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persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

        Section 5.    ONSENT BY COMMITTEES WITHOUT A MEETING.    Any action required or permitted to be taken at any meeting of a committee of the Board of Directors may be taken without a meeting, if a consent in writing or by electronic transmission to such action is given by each member of the committee and is filed with the minutes of proceedings of such committee.

        Section 6.    VACANCIES.    Subject to the provisions hereof, the Board of Directors shall have the power at any time to change the membership of any committee, to fill any vacancy, to designate an alternate member to replace any absent or disqualified member or to dissolve any such committee.

ARTICLE V

OFFICERS

        Section 1.    GENERAL PROVISIONS.    The officers of the Corporation shall include a president, a secretary and a treasurer and may include a chairman of the board, a vice chairman of the board, a chief executive officer, one or more vice presidents, a chief operating officer, a chief financial officer, one or more assistant secretaries and one or more assistant treasurers. In addition, the Board of Directors may from time to time elect such other officers with such powers and duties as they shall deem necessary or desirable. The officers of the Corporation shall be elected annually by the Board of Directors, except that the chief executive officer or president may from time to time appoint one or more vice presidents, assistant secretaries and assistant treasurers or other officers. Each officer shall serve until his or her successor is elected and qualifies or until his or her death, or his or her resignation or removal in the manner hereinafter provided. Any two or more offices except president and vice president may be held by the same person. Election of an officer or agent shall not of itself create contract rights between the Corporation and such officer or agent.

        Section 2.    REMOVAL AND RESIGNATION.    Any officer or agent of the Corporation may be removed, with or without cause, by the Board of Directors if in its judgment the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer of the Corporation may resign at any time by delivering his or her resignation to the Board of Directors, the chairman of the board, the president or the secretary. Any resignation shall take effect immediately upon its receipt or at such later time specified in the resignation. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation. Such resignation shall be without prejudice to the contract rights, if any, of the Corporation.

        Section 3.    VACANCIES.    A vacancy in any office may be filled by the Board of Directors for the balance of the term.

        Section 4.    CHIEF EXECUTIVE OFFICER.    The Board of Directors may designate a chief executive officer. In the absence of such designation, the chairman of the board shall be the chief executive officer of the Corporation. The chief executive officer shall have general responsibility for implementation of the policies of the Corporation, as determined by the Board of Directors, and for the management of the business and affairs of the Corporation. He or she may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of chief executive officer and such other duties as may be prescribed by the Board of Directors from time to time.

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        Section 5.    CHIEF OPERATING OFFICER.    The Board of Directors may designate a chief operating officer. The chief operating officer shall have the responsibilities and duties as determined by the Board of Directors or the chief executive officer.

        Section 6.    CHIEF FINANCIAL OFFICER.    The Board of Directors may designate a chief financial officer. The chief financial officer shall have the responsibilities and duties as determined by the Board of Directors or the chief executive officer.

        Section 7.    CHAIRMAN OF THE BOARD.    The Board of Directors shall designate a chairman of the board. The chairman of the board shall preside over the meetings of the Board of Directors and of the stockholders at which he shall be present. The chairman of the board shall perform such other duties as may be assigned to him or her by the Board of Directors.

        Section 8.    PRESIDENT.    In the absence of a chief executive officer, the president shall in general supervise and control all of the business and affairs of the Corporation. In the absence of a designation of a chief operating officer by the Board of Directors, the president shall be the chief operating officer. He or she may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the Board of Directors from time to time.

        Section 9.    VICE PRESIDENTS.    In the absence of the president or in the event of a vacancy in such office, the vice president (or in the event there be more than one vice president, the vice presidents in the order designated at the time of their election or, in the absence of any designation, then in the order of their election) shall perform the duties of the president and when so acting shall have all the powers of and be subject to all the restrictions upon the president; and shall perform such other duties as from time to time may be assigned to such vice president by the president or by the Board of Directors. The Board of Directors may designate one or more vice presidents as executive vice president, senior vice president, or as vice president for particular areas of responsibility.

        Section 10.    SECRETARY.    The secretary shall (a) keep the minutes of the proceedings of the stockholders, the Board of Directors and committees of the Board of Directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation; (d) keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder; (e) have general charge of the stock transfer books of the Corporation; and (f) in general perform such other duties as from time to time may be assigned to him or her by the chief executive officer, the president or by the Board of Directors.

        Section 11.    TREASURER.    The treasurer shall have the custody of the funds and securities of the Corporation and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. In the absence of a designation of a chief financial officer by the Board of Directors, the treasurer shall be the chief financial officer of the Corporation.

        The treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and Board of Directors, at the regular meetings of the Board of Directors or whenever it may so require, an account of all his or her transactions as treasurer and of the financial condition of the Corporation.

        Section 12.    ASSISTANT SECRETARIES AND ASSISTANT TREASURERS.    The assistant secretaries and assistant treasurers, in general, shall perform such duties as shall be assigned to them by the secretary or treasurer, respectively, or by the president or the Board of Directors.

        Section 13.    COMPENSATION.    The compensation of the officers shall be fixed from time to time by or under the authority of the Board of Directors and no officer shall be prevented from receiving such compensation by reason of the fact that he is also a director.

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 ARTICLE VI

CONTRACTS, LOANS, CHECKS AND DEPOSITS

        Section 1.    CONTRACTS.    The Board of Directors may authorize any officer or agent to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation and such authority may be general or confined to specific instances. Any agreement, deed, mortgage, lease or other document shall be valid and binding upon the Corporation when duly authorized or ratified by action of the Board of Directors and executed by an authorized person.

        Section 2.    CHECKS AND DRAFTS.    All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or agent of the Corporation in such manner as shall from time to time be determined by the Board of Directors.

        Section 3.    DEPOSITS.    All funds of the Corporation not otherwise employed shall be deposited or invested from time to time to the credit of the Corporation as the Board of Directors, the chief executive officer, the chief financial officer, or any other officer designated by the Board of Directors may determine.

ARTICLE VII

STOCK

        Section 1.    CERTIFICATES.    The Corporation may issue some or all of the shares of any or all of the Corporation's classes or series of stock without certificates if authorized by the Board of Directors. In the event that the Corporation issues shares of stock represented by certificates, such certificates shall be in such form as prescribed by the Board of Directors or a duly authorized officer, shall contain the statements and information required by the MGCL and shall be signed by the officers of the Corporation in the manner permitted by the MGCL. In the event that the Corporation issues shares of stock without certificates, to the extent then required by the MGCL, the Corporation shall provide to the record holders of such shares a written statement of the information required by the MGCL to be included on stock certificates. There shall be no differences in the rights and obligations of stockholders based on whether or not their shares are represented by certificates. If a class or series of stock is authorized by the Board of Directors to be issued without certificates, no stockholder shall be entitled to a certificate or certificates representing any shares of such class or series of stock held by such stockholder unless otherwise determined by the Board of Directors and then only upon written request by such stockholder to the secretary of the Corporation.

        Section 2.    TRANSFERS.    All transfers of shares of stock shall be made on the books of the Corporation, by the holder of the shares, in person or by his or her attorney, in such manner as the Board of Directors or any officer of the Corporation may prescribe and, if such shares are certificated, upon surrender of certificates duly endorsed. The issuance of a new certificate upon the transfer of certificated shares is subject to the determination of the Board of Directors that such shares shall no longer be represented by certificates. Upon the transfer of uncertificated shares, to the extent then required by the MGCL, the Corporation shall provide to record holders of such shares a written statement of the information required by the MGCL to be included on stock certificates.

        The Corporation shall be entitled to treat the holder of record of any share of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Maryland.

        Notwithstanding the foregoing, transfers of shares of any class or series of stock will be subject in all respects to the charter of the Corporation and all of the terms and conditions contained therein.

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        Section 3.    REPLACEMENT CERTIFICATE.    Any officer of the Corporation may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, destroyed, stolen or mutilated, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, destroyed, stolen or mutilated; provided, however, if such shares have ceased to be certificated, no new certificate shall be issued unless requested in writing by such stockholder and the Board of Directors has determined that such certificates may be issued. Unless otherwise determined by an officer of the Corporation, the owner of such lost, destroyed, stolen or mutilated certificate or certificates, or his or her legal representative, shall be required, as a condition precedent to the issuance of a new certificate or certificates, to give the Corporation a bond in such sums as it may direct as indemnity against any claim that may be made against the Corporation.

        Section 4.    FIXING OF RECORD DATE.    The Board of Directors may set, in advance, a record date for the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or determining stockholders entitled to receive payment of any dividend or the allotment of any other rights, or in order to make a determination of stockholders for any other proper purpose. Such date, in any case, shall not be prior to the close of business on the day the record date is fixed and shall be not more than 90 days and, in the case of a meeting of stockholders, not less than ten days, before the date on which the meeting or particular action requiring such determination of stockholders of record is to be held or taken.

        When a record date for the determination of stockholders entitled to notice of and to vote at any meeting of stockholders has been set as provided in this section, such record date shall continue to apply to the meeting if adjourned or postponed, except if the meeting is adjourned to a date more than 120 days or postponed to a date more than 90 days after the record date originally fixed for the original meeting, in which case a new record date for such meeting shall be determined as set forth herein.

        Section 5.    STOCK LEDGER.    The Corporation shall maintain at its principal office or at the office of its counsel, accountants or transfer agent, an original or duplicate stock ledger containing the name and address of each stockholder and the number of shares of each class held by such stockholder.

        Section 6.    FRACTIONAL STOCK; ISSUANCE OF UNITS.    The Board of Directors may issue fractional stock or provide for the issuance of scrip, all on such terms and under such conditions as they may determine. Notwithstanding any other provision of the charter or these Bylaws, the Board of Directors may issue units consisting of different securities of the Corporation. Any security issued in a unit shall have the same characteristics as any identical securities issued by the Corporation, except that the Board of Directors may provide that for a specified period securities of the Corporation issued in such unit may be transferred on the books of the Corporation only in such unit.

ARTICLE VIII

ACCOUNTING YEAR

        The Board of Directors shall have the power, from time to time, to fix the fiscal year of the Corporation by a duly adopted resolution.

ARTICLE IX

DISTRIBUTIONS

        Section 1.    AUTHORIZATION.    Dividends and other distributions upon the stock of the Corporation may be authorized by the Board of Directors, subject to the provisions of law and the

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charter of the Corporation. Dividends and other distributions may be paid in cash, property or stock of the Corporation, subject to the provisions of law and the charter.

        Section 2.    CONTINGENCIES.    Before payment of any dividends or other distributions, there may be set aside out of any assets of the Corporation available for dividends or other distributions such sum or sums as the Board of Directors may from time to time, in its absolute discretion, think proper as a reserve fund for contingencies, for equalizing dividends, for repairing or maintaining any property of the Corporation or for such other purpose as the Board of Directors shall determine, and the Board of Directors may modify or abolish any such reserve.

ARTICLE X

SEAL

        Section 1.    SEAL.    The Board of Directors may authorize the adoption of a seal by the Corporation. The seal shall contain the name of the Corporation and the year of its incorporation and the words "Incorporated Maryland." The Board of Directors may authorize one or more duplicate seals and provide for the custody thereof.

        Section 2.    AFFIXING SEAL.    Whenever the Corporation is permitted or required to affix its seal to a document, it shall be sufficient to meet the requirements of any law, rule or regulation relating to a seal to place the word "(SEAL)" adjacent to the signature of the person authorized to execute the document on behalf of the Corporation.

ARTICLE XI

INDEMNIFICATION AND ADVANCE OF EXPENSES

        To the maximum extent permitted by Maryland law in effect from time to time, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Corporation and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity. The rights to indemnification and advance of expenses provided by the charter of the Corporation and these Bylaws shall vest immediately upon election of a director or officer. The Corporation may, with the approval of its Board of Directors, provide such indemnification and advance for expenses to an individual who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation. The indemnification and payment or reimbursement of expenses provided in these Bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment or reimbursement of expenses may be or may become entitled under any bylaw, regulation, insurance, agreement or otherwise.

        Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Bylaws or charter of the Corporation inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

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 ARTICLE XII

WAIVER OF NOTICE

        Whenever any notice of a meeting is required to be given pursuant to the charter of the Corporation or these Bylaws or pursuant to applicable law, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at nor the purpose of any meeting need be set forth in the waiver of notice, unless specifically required by statute. The attendance of any person at any meeting shall constitute a waiver of notice of such meeting, except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE XIII

AMENDMENT OF BYLAWS

        The Board of Directors shall have the exclusive power to adopt, alter or repeal any provision of these Bylaws and to make new Bylaws.

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 Annex E

EXCHANGE AGREEMENT

DATED AS OF SEPTEMBER 30, 2008,

AMONG

HANOVER CAPITAL MORTGAGE HOLDINGS, INC.,

AMSTER TRADING COMPANY

AND

RAMAT SECURITIES, LTD

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Annex E-3

        EXCHANGE AGREEMENT, dated as of September 30, 2008 (this "Agreement"), among Hanover Capital Mortgage Holdings, Inc., a Maryland corporation ("Hanover"), Amster Trading Company, an Ohio corporation, and Ramat Securities, LTD, an Ohio limited liability company (each a "Seller" and, collectively, the "Sellers").

W I T N E S S E T H:

        WHEREAS, the Sellers own all of the Preferred Securities (as defined in the Trust Agreement (defined below)), representing undivided beneficial interests in the assets of Hanover Statutory Trust II (the "Trust"), each having a Liquidation Amount of $1,000, and having an aggregate Liquidation Amount of $20,000,000, provided for in that certain Amended and Restated Declaration of Trust, dated as of November 4, 2005, among Hanover, Wilmington Trust Company, as Institutional trustee and Delaware trustee (the "Institutional Trustee"), the administrative trustees named therein (the "Administrative Trustees") and the holders from time to time of the individual beneficial interests in the asset of the trust (the "Trust Agreement" and such beneficial interests in the Trust, the "Preferred Securities"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Trust Agreement;

        WHEREAS, concurrently with the execution of this Agreement, Walter Industries, Inc. ("Walter"), JWH Holding Company, LLC ("JWH"), and Hanover are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the "Merger Agreement") pursuant to which, among other things, JWH will merge into Hanover (the "Merger"), the separate existence of JWH shall cease and Hanover shall continue as the surviving corporation and, except as otherwise provided in the Merger Agreement, shares of common stock of Hanover, par value $0.01 per share (the "Common Stock"), issued and outstanding immediately prior to the date and time at which the Merger shall become effective (the "Merger Effective Time") shall be combined into fully paid and non-assessable shares of common stock of the surviving corporation ("Surviving Corporation Common Stock") at the rate specified in the Merger Agreement;

        WHEREAS, in connection with the transactions contemplated by this Agreement, the Sellers, Hanover and the other signatories thereto have entered into and executed the Voting Agreement (as defined in Article I), pursuant to which each of the parties thereto other than Hanover have agreed to, among other things, vote any shares of Common Stock it now holds or will in the future hold in favor of the Merger; and

        WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Exchange (as defined in Section 2.1) and also to prescribe certain conditions to the Exchange.

        NOW, THEREFORE, in consideration of the representations, warranties, covenants, agreements and conditions hereafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINED TERMS

        As used in this Agreement, the following terms have the meanings ascribed thereto:

        "Affiliate" shall mean, with respect to any specified Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession,

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directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

        "Agreement" shall mean this Agreement, together with all exhibits attached hereto and the Disclosure Letters.

        "Common Stock Consideration" shall mean 6,762,793 duly authorized, validly issued, fully paid and non-assessable shares of Common Stock.

        "Confidentiality Agreement" shall have the meaning ascribed to it in Section 5.1.

        "Contract" shall mean any written loan or credit agreement, note, bond, debenture, indenture, mortgage, guarantee, deed of trust, lease, franchise, permit, authorization, license, contract, instrument, employee benefit plan or practice or other binding agreement, obligation, arrangement, understanding or commitment.

        "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, together with the rules and regulations of the SEC promulgated thereunder.

        "Governmental Authority" shall mean any nation or government or any agency, public of regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, tribal, provincial, state, regional, local or municipal.

        "Hanover SEC Documents" shall mean all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by Hanover with the SEC since January 1, 2007.

        "Hanover Stock Plans" shall mean the Hanover 1999 Equity Incentive Plan and the Hanover 1997 Executive and Non-Employee Director Stock Option Plan.

        "Law" means applicable statutes, common laws, rules, regulations, codes, licensing requirements, judgments, injunctions, writs, decrees, licenses, ordinances, authorizations, permits, certificates, easements, variances, exemptions, consents, orders, franchises, approvals, governmental guidelines, standards or interpretations having the force of law, rules and bylaws, in each case, of or administered by a Governmental Authority.

        "Lien" shall mean, with respect to any property or asset, any mortgage, easement, lien, pledge (including any negative pledge), charge, option, right of first or last refusal or offer, security interest or encumbrance of any kind in respect of such property or asset.

        "Person" shall mean a natural person, corporation, limited liability company, partnership, limited partnership or other entity, including a Governmental Authority.

        "Proxy Statement/Prospectus" shall mean the proxy statement/prospectus to be distributed to the Hanover stockholders and the Walter stockholders in connection with the Merger and the transactions contemplated by the Merger Agreement, including any preliminary proxy statement/prospectus or definitive proxy statement/prospectus filed with the SEC in accordance with the terms and provisions thereof and prepared in accordance with applicable Law. The Proxy Statement/Prospectus shall constitute a part of the Registration Statement.

        "Registration Statement" shall mean the Registration Statement on Form S-4 to be filed by Hanover with the SEC to effect the registration under the Securities Act of the shares of Hanover Common Stock to be issued to holders of limited liability company interests of JWH pursuant to the Merger and prepared in accordance with applicable Law.

        "Requisite Approval" shall have the meaning ascribed to it in Section 3.4.

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        "SEC" shall mean the U.S. Securities and Exchange Commission.

        "Securities Act" shall mean the Securities Act of 1933, as amended, together with the rules and regulations of the SEC promulgated thereunder.

        "Subsidiaries" shall mean, with respect to any Person, another Person (i) of which 50% or more of the capital stock, voting securities, other voting ownership or voting partnership interests having voting power under ordinary circumstances to elect directors or similar members of the governing body of such corporation or other entity (or, if there are no such voting interests, 50% or more of the equity interests) are owned or controlled, directly or indirectly, by such first Person or (ii) of which such first Person is a general partner.

        "Transaction Agreements" shall mean (i) the Merger Agreement, (ii) the Exchange Agreement by and between Hanover and Taberna Preferred Funding I, Ltd. ("Taberna") dated as of the date hereof (the "Taberna Agreement"), (iii) the Voting Agreement, and (iv) the Confidentiality Agreement.

        "Voting Agreement" shall mean the Voting Agreement, dated as of the date hereof, among Walter, JWH, Sellers and certain other stockholders of Hanover.

ARTICLE II

THE TRANSACTION

        Section 2.1    The Exchange.    Subject to the terms and conditions of this Agreement, immediately prior to the Merger Effective Time, each of the Sellers hereby agrees to sell, transfer, assign, convey and deliver to Hanover, and Hanover hereby agrees to acquire from the Sellers, all of the Preferred Securities owned by the Sellers free and clear of all Liens (the "Sellers' Preferred Securities") in exchange for (i) the Common Stock Consideration and (ii) an aggregate cash payment by Hanover of $750,000 (the "Exchange").

        Section 2.2    Closing.    A closing of the Exchange (the "Closing") shall be held substantially concurrently with the closing of the Merger (the "Closing Date"); provided that all conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived.

        Section 2.3    Delivery by Sellers of Preferred Securities.    At the Closing, the Sellers shall: (i) surrender for transfer the Preferred Securities Certificate(s) representing each of the Seller's Preferred Securities duly endorsed and accompanied by a written instrument of transfer in form satisfactory to the Trust, the Registrar and to Hanover, duly executed by the applicable Seller and accompanied (to the extent required by the Trust or the Registrar) by a certificate of Hanover substantially in the form of Exhibit B or C to the Trust Agreement; (ii) take (or shall have taken, to the extent prior action is required) (A) all other actions required pursuant to the Trust Agreement or as reasonably requested by Hanover, the Registrar, the Trust, the Administrative Trustees or the Institutional Trustee to cause the Trust to issue and the Institutional Trustee to authenticate and deliver, in the name of Hanover, one or more new Preferred Securities Certificates in authorized denominations of an aggregate Liquidation Amount equal to that of each of the Sellers' Preferred Securities, as may be required by the Trust Agreement, dated the Closing Date, all as described in Article VIII of the Trust Agreement and (B) at the request of Hanover, all such reasonable actions as may be necessary and appropriate to cause the cancellation of the Preferred Securities; and (iii) take all other actions as may be necessary and appropriate to vest in Hanover good and marketable title to the Preferred Securities free and clear of any and all Liens.

        Section 2.4    Issuance of Common Stock Consideration and Payment of Cash    At the Closing, (i) Hanover will deliver to the Sellers stock certificates representing the Common Stock Consideration, and (ii) Hanover will make payment to the Sellers of $750,000 (together with the Common Stock

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Consideration, the "Consideration") by wire transfer of immediately available funds to an account designated by the Sellers in writing no later than five business days prior to the date of the meeting of Hanover stockholders called to approve the Merger. The Common Stock Consideration and the cash Consideration shall be allocated between the Sellers on a pro rata basis.

        Section 2.5    Release.    In exchange for the valuable consideration set forth above and other valuable consideration, the receipt and adequacy of which are herein acknowledged, and effective as of the date hereof, provided that this Section 2.5 shall cease to be effective and shall be null and void ab initio if and when the Merger Agreement is terminated in accordance with its terms:

          (a)    Hanover and its officers, directors, employees, attorneys, agents, heirs, executors, administrators, parents, subsidiaries, affiliates, successors and assigns (collectively "Hanover Releasor") unconditionally and irrevocably forever release and discharge the Sellers and their respective officers, directors, employees, attorneys, agents, representatives, heirs, executors, administrators, direct and indirect parents, subsidiaries, affiliates, predecessors, successors and assigns (collectively "Seller Releasee") from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands whatsoever, in law or equity, whether known or unknown ("Claims"), which against the Seller Releasee the Hanover Releasor ever had, now has or hereafter can, shall or may have from the beginning of time arising out of or in connection with the Trust Agreement, Indenture or either of the Sellers' Preferred Securities, whether arising in equity or pursuant to any law, rule or regulation, including any Claims of which Hanover Releasor is not aware or does not suspect to exist as of the date on which Hanover Releasor signs this Agreement; and

          (b)    Each Seller and its respective officers, directors, employees, attorneys, agents, heirs, executors, administrators, parents, subsidiaries, affiliates, successors and assigns (collectively "Seller Releasor") unconditionally and irrevocably forever release and discharge Hanover and its respective officers, directors, employees, attorneys, agents, representatives, heirs, executors, administrators, direct and indirect parents, subsidiaries, affiliates, predecessors, successors and assigns (collectively "Hanover Releasee" and together with the Seller Releasee, the "Released Parties") from all Claims, which against the Hanover Releasee the Seller Releasor ever had, now has or hereafter can, shall or may have from the beginning of time arising out of or in connection with the Trust Agreement, Indenture or either of the Sellers' Preferred Securities, whether arising in equity or pursuant to any law, rule or regulation, including any Claims of which Seller Releasor is not aware or does not suspect to exist as of the date on which Seller Releasor signs this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF HANOVER

        Except as disclosed in the Hanover SEC Documents (other than any disclosures included in such filings that are predictive, speculative or forward-looking in nature, including any disclosures in any "Risk Factors" sections thereof) or as expressly contemplated by the Transaction Agreements, Hanover represents and warrants to the Sellers as follows:

        Section 3.1    Organization, Qualification, Etc.    Hanover is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland. Hanover has all requisite power and authority to own or lease and operate and use its properties and assets and carry on its business as presently conducted and is duly qualified and licensed to do business and is in good standing in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or to be in good standing would not, individually or in the aggregate, reasonably be expected to materially impair or delay Hanover's ability to perform each of its obligations hereunder and to consummate the

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transactions contemplated hereby. Each of the Hanover Subsidiaries is a corporation or other legal entity duly organized, validly existing and, to the extent such concept or similar concept exists in the relevant jurisdiction, in good standing under the laws of the state or other jurisdiction of its incorporation or other organization, has all requisite power and authority to own or lease and operate and use its properties and assets and to carry on its business as presently conducted and is duly qualified and licensed to do business and is in good standing in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or to be in good standing would not, individually or in the aggregate, reasonably be expected to materially impair or delay Hanover's ability to perform each of its obligations hereunder and to consummate the transactions contemplated hereby.

        Section 3.2    Corporate Authority; No Violation, Etc.    Hanover has the requisite corporate power and authority to enter into this Agreement and each agreement or instrument to be executed and delivered in connection with or pursuant hereto and, subject in the case of this Agreement to obtaining the Requisite Approval, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Hanover of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Hanover, subject, in the case of the performance of this Agreement and the consummation of the transactions contemplated hereby, to obtaining the Requisite Approval. This Agreement has been duly executed and delivered by Hanover and, assuming due authorization, execution and delivery of this Agreement by each Seller, constitutes a legal, valid and binding agreement of Hanover, enforceable against Hanover in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general equity principles. Neither the execution and delivery by Hanover of this Agreement, the consummation by Hanover of the transactions contemplated hereby nor compliance by Hanover with any of the provisions hereof (i) violates or conflicts with any provisions of Hanover's charter or bylaws, (ii) requires any consent, approval, authorization or permit of, registration, declaration or filing with, or notification to, any Governmental Authority or any other Person, other than the Requisite Approval, (iii) results in a default (or an event that, with notice or lapse of time or both, would become a default) or gives rise to any right of termination or buy-out by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under any Contract to which Hanover or any of its Subsidiaries is a party or by which Hanover or any of its Subsidiaries or any of their respective assets or properties is bound or affected, (iv) results in the creation of a Lien on any of the issued and outstanding shares of Common Stock or equity securities of any Subsidiary or on any of the assets of Hanover or its Subsidiaries or (v) violates or conflicts with any Law applicable to Hanover or any of its Subsidiaries, or any of the properties, businesses or assets of any of the foregoing, other than such exceptions in the case of each of clauses (ii), (iii), (iv) and (v) above as would not, individually or in the aggregate, reasonably be expected to materially impair or delay Hanover's ability to perform each of its obligations hereunder and to consummate the transactions contemplated hereby.

        Section 3.3    Capitalization.

          (b)    On the date hereof, the authorized stock of Hanover consists of 90,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share ("Hanover Preferred Stock"). At the close of business on the date hereof, (i) (A) 8,658,562 shares of Common Stock were issued and outstanding, 529,376 shares of Common Stock were reserved for issuance pursuant to the Hanover Stock Plans, options to purchase 74,234 shares of Common Stock were outstanding and 6,762,793 shares of Hanover Common Stock were reserved for issuance in the Exchange and (B) no shares of Hanover Preferred Stock were outstanding and (ii) no bonds, debentures, notes or other indebtedness of Hanover or any of its Subsidiaries having the right to vote (or convertible into securities having the right to vote) on any matters on which holders of

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  shares of stock of Hanover (including Common Stock) may vote ("Hanover Voting Debt") were issued or outstanding. All outstanding shares of Common Stock are, and all shares thereof which may be issued will be, when issued, duly authorized, validly issued, fully paid and not subject to preemptive rights. Except as set forth in this Section 3.3, there are not outstanding (i) any shares of stock of Hanover, Hanover Voting Debt, Common Stock or other voting securities of Hanover, (ii) any securities of Hanover or any of its Subsidiaries convertible into or exchangeable for shares of stock of Hanover, Hanover Voting Debt, Common Stock or other voting securities of Hanover or (iii) any options, warrants, calls, rights (including preemptive rights), commitments or other Contracts (other than this Agreement and the Transaction Agreements) to which Hanover or any of its Subsidiaries is a party or by which Hanover or any of its Subsidiaries will be bound obligating Hanover or any of its Subsidiaries to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, or otherwise relating to, shares of capital stock of Hanover, Hanover Voting Debt, Common Stock or other voting securities of Hanover or any of its Subsidiaries or obligating Hanover or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, commitment or Contract. All the issued and outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of Hanover are owned by Hanover, by another wholly-owned Subsidiary of Hanover or by Hanover and another wholly-owned Subsidiary of Hanover, free and clear of all Liens, and are duly authorized, validly issued, fully paid and non-assessable.

        Section 3.4    Vote Required.    The only vote of the Hanover stockholders required for the issuance of the Common Stock Consideration is, to the extent required by the applicable regulations of the AMEX, the affirmative vote of a majority of the voting power of the shares of Hanover Common Stock present in person and voting on the matter or represented by proxy and voting on the matter at a meeting of the stockholders of Hanover (the "Requisite Approval").

        Section 3.5    Exchange Agreement with Taberna.    On the date hereof, Hanover is entering into the Taberna Agreement, pursuant to which Hanover will purchase from Taberna all preferred securities that Taberna holds in Hanover Statutory Trust I, for an aggregate cash purchase price of $2,225,000.

        Section 3.6    Taberna Agreement.    Attached hereto as Exhibit A is a true and complete copy of the Taberna Agreement as in force and effect on the date hereof.

        Section 3.7    Disclaimer of Warranties.    EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE III, HANOVER DOES NOT MAKE AND HAS NOT MADE ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, RELATING TO HANOVER OR ITS BUSINESSES. ALL SUCH OTHER REPRESENTATIONS AND WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED BY HANOVER.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLERS

        Seller represents and warrants to Hanover as follows:

        Section 4.1    Organization, Qualification, Etc.    Amster Trading Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Ohio, and Ramat Securities, LTD is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Ohio.

        Section 4.2    Corporate Authority; No Violation, Etc.    Each Seller has the requisite corporate power and authority to enter into this Agreement and each agreement or instrument to be executed and delivered in connection with or pursuant hereto, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by each of the Sellers of this Agreement and the consummation of the transactions contemplated hereby have

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been duly authorized by all requisite corporate or limited liability company action on the part of each Seller. This Agreement has been duly executed and delivered by each Seller and, assuming due authorization, execution and delivery of this Agreement by Hanover, constitutes a legal, valid and binding agreement of each Seller, enforceable against such Seller in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general equity principles. Neither the execution and delivery by the Sellers of this Agreement, the consummation by the Sellers of the transactions contemplated hereby nor compliance by the Sellers with any of the provisions hereof (i) violates or conflicts with any provisions of either Seller's organizational documents, (ii) requires any consent, approval, authorization or permit of, registration, declaration or filing with, or notification to, any Governmental Authority or any other Person, (iii) results in a default (or an event that, with notice or lapse of time or both, would become a default) or gives rise to any right of termination or buy-out by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under any Contract to which any Seller or any of its Subsidiaries is a party or by which any Seller or any of its Subsidiaries or any of their respective assets or properties is bound or affected, (iv) results in the creation of a Lien on any of the issued and outstanding equity interests of any Seller or on any of the assets of any Seller or its Subsidiaries or (v) violates or conflicts with any Law applicable to any Seller or any of its Subsidiaries, or any of the properties, businesses or assets of any of the foregoing, other than such exceptions in the case of each of clauses (ii), (iii), (iv) and (v) above as would not, individually or in the aggregate, reasonably be expected to materially impair or delay such Seller's ability to perform each of its obligations hereunder or to consummate the transactions contemplated hereby.

        Section 4.3    Ownership of Preferred Securities.    The Sellers collectively own 20,000 Preferred Securities having an aggregate liquidation amount equal to $20,000,000. All of the Sellers' Preferred Securities are beneficially owned or owned of record by a Seller, free and clear of all Liens. The consummation of the transactions contemplated by this Agreement will convey to Hanover good title to the Sellers' Preferred Securities, free and clear of all Liens, except for those created by Hanover or arising out of ownership of the Preferred Securities by Hanover and other than restrictions on transfer of unregistered securities arising under applicable federal, state or foreign securities laws.

        Section 4.4    Disclaimer of Warranties.    EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE IV, NEITHER OF THE SELLERS MAKES AND NEITHER HAS MADE ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, RELATING TO EITHER SELLER OR ITS RESPECTIVE BUSINESSES. ALL SUCH OTHER REPRESENTATIONS AND WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED BY SELLERS.

ARTICLE V

COVENANTS

        Section 5.1    Confidentiality.    The parties hereto acknowledge that Amster Trading Company and Hanover have previously executed a confidentiality agreement dated as of January 11, 2008, as amended and supplemented on July 29, 2008 (as it may be amended from time to time, the "Confidentiality Agreement"), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms. Ramat Securities, LTD hereby agrees that it has been and is bound by the Confidentiality Agreement to the same extent as Amster Trading Company. Each of the Sellers represents and warrants that it has not breached the Confidentiality Agreement. Each of the Sellers and Hanover and their respective directors, officers, employees, Affiliates, controlling Persons, representatives or agents shall hold all information received from the other party in connection with this Agreement and the transactions contemplated hereby in confidence in accordance with the terms of the Confidentiality Agreement.

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        Section 5.2    Public Disclosure.    Except as required by Law (including federal and state securities Laws) or by the rules and regulations of any national securities exchange, no party to this Agreement shall issue or cause the publication of any press release or other public announcement or disclosure to any third party of the terms or conditions of this Agreement unless approved by Hanover and each of the Sellers prior to any such release, announcement or disclosure; provided that in all instances, Hanover and the Sellers shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement. The initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by Hanover and the Sellers.

        Section 5.3    Expenses.    All costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement (including costs of consultants and representatives) shall be borne by the party incurring such costs and expenses.

        Section 5.4    Waiver of Events of Default.    Sellers shall each use their commercially reasonable efforts to cause the Trustees and the Debenture Trustee to, until the earlier to occur of (i) the Closing or (ii) the termination of this Agreement in accordance with its terms, waive any Event of Default (including any Indenture Event of Default that must be waived by the Debenture Trustee) and to refrain from accelerating any of Hanover's obligations under the Trust Agreement or the Indenture, including, without limitation, by delivering written notice to the Trustees and the Debenture Trustee, in a form reasonably acceptable to Hanover, in advance of any anticipated Event of Default identified to Seller by Hanover in writing, advising the relevant Trustees and the Debenture Trustee of this Agreement and requesting that such Trustees and/or the Debenture Trustee waive such Event of Default and refrain from accelerating any of Hanover's obligations under the Trust Agreement and the Indenture and, in the case of any written notice to any of the Trustees, to request that the Debenture Trustee to so waive and refrain; provided that (i) this Section 5.4 shall, and (ii) any notices, requests, waivers or other actions taken by Sellers, the Trustees or the Debenture Trustee pursuant to this Section 5.4 may be qualified, at Sellers', the Trustees' or the Debenture Trustee's option, such that they shall, in each case, cease to be effective and shall be null and void ab initio if and when this Agreement is terminated in accordance with its terms.

        Section 5.5    Reasonable Efforts and Further Assurances.    Subject to the limitations set forth elsewhere in this Agreement and to applicable Law, and provided that nothing herein shall require any party to waive any of the conditions set forth in Article VI, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, and to assist and cooperate with the other party hereto in doing, as promptly as practicable, all things necessary, proper or advisable under applicable Laws to (a) consummate and make effective the Exchange and the other transactions contemplated by this Agreement and (b) cause the Closing to take place at the time and place contemplated hereby. If at any time after the Closing Date any further action is necessary or desirable to carry out the purposes of this Agreement, including the execution of additional instruments, the proper officers and directors of each party to this Agreement shall take all such necessary action.

        Section 5.6    Termination of the Merger Agreement.    Hanover will give Sellers prompt written notice of any termination of the Merger Agreement.

ARTICLE VI

CONDITIONS TO CLOSING

        Section 6.1    Conditions to Each Party's Obligations.    The respective obligations of each party to this Agreement to consummate the Exchange and other transactions contemplated hereby shall be

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subject to the satisfaction at or prior to the Closing Date of each of the conditions set forth in this Section 6.1:

          (a)    No Injunctions or Restraints; Illegality.    No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction or other Law or legal restraint or prohibition preventing or making illegal the consummation of the transactions contemplated by this Agreement and the Merger Agreement shall be in effect; provided, however, that the parties hereto shall use their reasonable best efforts to have any such injunction, order, restraint or prohibition vacated.

          (b)    Regulatory Approvals.    All consents, approvals and authorizations of any Governmental Authority required by Law for the consummation of the transactions contemplated by this Agreement shall have been obtained and be in full force and effect at the Closing, except those consents, approvals and authorizations the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to materially impair or delay either party's ability to perform each of its obligations hereunder and to consummate the transactions contemplated hereby.

          (c)    The Merger.    Each of the conditions set forth in Article 8 of the Merger Agreement shall have been satisfied or waived (except for those conditions that, by the express terms thereof, are not capable of being satisfied until the Effective Time, but subject to the satisfaction or waiver of those conditions).

          (d)    Registration Statement.    The Registration Statement shall have become effective in accordance with the Securities Act and the Exchange Act and shall not be the subject of any stop order or proceedings seeking a stop order, and no similar proceeding in respect of the Proxy Statement/Prospectus shall have been initiated or threatened by the SEC and not concluded or withdrawn.

          (e)    Share Issuance.    The Requisite Approval shall have been obtained.

        Section 6.2    Additional Conditions to Obligations of Hanover.    The obligation of Hanover to consummate the Exchange and each of the other transactions contemplated hereby shall be subject to the satisfaction or waiver at or prior to the Closing Date of each of the conditions set forth in this Section 6.2, any of which may be waived, in writing, by Hanover:

          (a)    Representations and Warranties.    The representations and warranties of the Sellers in Article IV hereof shall be true and correct in all material respects on the date of this Agreement and at the Closing Date as if made on and as of the Closing Date, except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date.

          (b)    Performance.    Each of the Sellers shall have performed and complied with in all material respects each agreement, covenant and obligation required by this Agreement to be so performed or complied with by it at or before the Closing pursuant to the terms hereof.

        Section 6.3    Additional Conditions to Obligations of the Sellers.    The obligations of the Sellers to consummate the Exchange and each of the other transactions contemplated hereby shall be subject to the satisfaction or waiver at or prior to the Closing Date of each of the conditions set forth in this Section 6.3, any of which may be waived, in writing, by both of the Sellers:

          (a)    Representations and Warranties.    The representations and warranties of Hanover in Article III hereof shall be true and correct in all material respects on the date of this Agreement and at the Closing Date as if made on and as of the Closing Date, except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date.

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          (b)    Performance.    Hanover shall have performed and complied with in all material respects each agreement, covenant and obligation required by this Agreement to be so performed or complied with by it at or before the Closing pursuant to the terms hereof.

ARTICLE VII

TERMINATION

        Section 7.1    Termination.    Notwithstanding anything herein to the contrary, this Agreement may be terminated at any time prior to the Closing Date:

          (a)    by mutual written consent of Hanover and each of the Sellers;

          (b)    by Hanover, if there has been a material violation or breach by either of the Sellers of any covenant, agreement, representation or warranty contained in this Agreement which has rendered the satisfaction of any condition to the obligations of Hanover impossible, and such violation or breach has not been cured by such Seller within twenty (20) days after Hanover delivers to such Seller a written notice of such violation or breach;

          (c)    by either of the Sellers, if there has been a material violation or breach by Hanover of any covenant, agreement, representation or warranty contained in this Agreement which has rendered the satisfaction of any condition to the obligations of such Seller impossible, and such violation or breach has not been cured by Hanover within twenty (20) days after such Seller delivers to Hanover a written notice of such violation or breach;

          (d)    by either party, if there has been a termination of the Merger Agreement in accordance with its terms; and

          (e)    by either of the Sellers if the Closing has not occurred on or before March 31, 2009.

        Section 7.2    Procedure and Effect of Termination.    In the event of termination of this Agreement and abandonment of the transactions contemplated hereby by the parties hereto pursuant to Section 7.1 hereof, written notice thereof shall be given by the party so terminating to the other party and this Agreement shall forthwith terminate and shall become null and void and of no further effect, and the transactions contemplated hereby shall be abandoned without further action by Hanover and the Sellers; provided, however, that Sections 5.1, 5.2 and 5.3, this Section 7.2 and Article VIII shall survive termination of this Agreement. If this Agreement is terminated pursuant to Section 7.1 hereof:

          (a)    Hanover shall redeliver, or cause to be redelivered, all documents, work papers and other materials of the Sellers relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same, and all confidential information received by Hanover or its directors, officers, employees, Affiliates, controlling Persons, representatives or agents with respect to any Seller, shall be treated in accordance with the Confidentiality Agreement;

          (b)    Each of the Sellers shall redeliver, or cause to be redelivered, all documents, work papers and other materials of Hanover and any other party to the Merger Agreement and the Confidentiality Agreement relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same, and all confidential information received by the Sellers or its directors, officers, employees, Affiliates, controlling Persons, representatives or agents with respect to Hanover, shall be treated in accordance with the Confidentiality Agreement; and

          (c)    all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the agency or other Person to which they were made or amended so to reflect the termination hereof.

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 ARTICLE VIII

MISCELLANEOUS

        Section 8.1    Notices.    Any notices, demands, requests, consents or approvals required or permitted by this Agreement must be in writing and addressed to either party at the address set forth below, or at such other address as either party may designate from time to time in writing in accordance with this Section:

        If to Hanover, to:

    Hanover Capital Mortgage Holdings, Inc.
    200 Metroplex Drive, Suite 100
    Edison, New Jersey 08817
    Attention: General Counsel
    Facsimile: (732) 548-0286

        with a copy (which shall not constitute effective notice) to:

    Thacher Proffitt & Wood LLP
    Two World Financial Center
    New York, New York 10281
    Attention: Mark I. Sokolow
    Facsimile: (212) 912-7751

    Simpson Thacher & Bartlett LLP
    425 Lexington Avenue
    New York, New York 10017
    Attention: Peter J. Gordon, Esq.
    Facsimile: (212) 455-2502

        If to Sellers:

    Amster Trading Company
    23811 Chagrin Blvd. # 200
    Beachwood, Ohio 44122
    Attention: Howard Amster
    Facsimile: (216) 595-0989

    Ramat Securities, LTD
    23811 Chagrin Blvd. # 200
    Beachwood, Ohio 44122
    Attention: Howard Amster
    Facsimile: (216) 595-0989

        With a copy (which shall not constitute effective notice) to:

    Ulmer & Berne LLP
    1660 West 2nd Street, Suite 1100
    Cleveland, Ohio 44113-1448
    Attention: Robert A. Fein, Esq.
    Facsimile: (216) 583-7107

        Notice is deemed given (a) when delivered, if delivered personally to the recipient, (b) when sent, if sent by facsimile with a copy of such facsimile sent to the recipient by reputable overnight courier service (charges prepaid) on the same day, (c) upon receipt, when mailed by registered or certified

Annex E-14

mail, return receipt requested, postage prepaid, or (d) one business day after being sent to the recipient, if sent by reputable overnight courier service (charges prepaid).

        Section 8.2    Non-Survival of Representations and Warranties.    None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Closing (including, without limitation, the release set forth in Section 2.5 hereof) and then only to such extent. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any party or its representatives thereunder or hereunder.

        Section 8.3    Interpretation.    When a reference is made to an Article, Section, Schedule or Exhibit, such reference shall be to an Article, Section, Schedule or Exhibit of or to this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

        Section 8.4    Amendments, Modification and Waiver.    This Agreement, and the terms and provisions hereof, may not be modified, waived or amended except by an instrument or instruments in writing signed by the party or parties against whom enforcement of any such modification or amendment is sought (or, in the case of a waiver, by the intended beneficiary or beneficiaries of the waived term or provision).

        Section 8.5    Successors and Assigns; Binding Effect.    Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including, without limitation, by operation of law, by any party hereto without the prior written consent of the other party hereto. Subject to the preceding sentence and notwithstanding anything to the contrary, this Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

        Section 8.6    Governing Law.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed therein.

        Section 8.7    Jurisdiction; Forum.

          (a)    Each Party irrevocably submits to the jurisdiction, including the personal jurisdiction, of (i) any New York State court sitting in New York County, and (ii) any Federal court of the United States sitting in New York County in the State of New York, solely for the purposes of any suit, action or other proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby. Each Party agrees to commence any suit, action or proceeding relating hereto only in any Federal court of the United States sitting in New York County in the State of New York or, if such suit, action or other proceeding may not be brought in such court for reasons of subject matter jurisdiction, in any New York State court sitting in New York County. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any suit, action or proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby in (i) any New York State court sitting in New York County, and (ii) any Federal court of the United States sitting in New York County in the State of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each Party further irrevocably consents to the service of process out of any of the aforementioned courts in any such suit, action or other proceeding by the mailing of copies

Annex E-15

  thereof by registered mail to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided that nothing in this Section 8.7 shall affect the right of any party to serve legal process in any other manner permitted by law. The consent to jurisdiction set forth in this Section 8.7 shall not constitute a general consent to service of process in the State of New York and shall have no effect for any purpose except as provided in this Section 8.7. The parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

          (B)    EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATED TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.7.

        Section 8.8    Severability.    If any provision of this Agreement or the application of any such provision to any person or circumstance shall be declared to be invalid, unenforceable or void, such declaration shall not have the effect of invalidating or voiding the remainder of this Agreement, it being the intent and agreement of the parties hereto that this Agreement shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent or, if such modification is not possible, by substituting therefor another provision that is valid, legal and enforceable and that achieves the same objective.

        Section 8.9    Third Party Beneficiaries.    Except as expressly set forth in Section 2.5 with respect to the Released Parties, nothing in this Agreement, express or implied, is intended or shall be construed to create any third party beneficiaries.

        Section 8.10    Entire Agreement.    This Agreement and the Transaction Agreements, including any exhibits or schedules to such agreements, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all other prior agreements or understandings, both written and oral, between the parties or any of them with respect to the subject matter hereof. The only representations and warranties made by the parties hereto with respect to the subject matter hereof are the representations and warranties contained in or made pursuant to this Agreement.

        Section 8.11    Counterparts; Facsimile Delivery.    This Agreement may be signed in any number of counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. For purposes of this Agreement, a document (or signature page thereto) signed and transmitted by facsimile machine, telecopier or electronic mail (including in PDF format) is to be treated as an original document. The signature of any party thereon, for purposes hereof, shall be considered as an original signature, and the document transmitted shall be considered to have the same binding effect as an original signature on an original document. At the request of any party, any facsimile, telecopy or scanned document shall be re-executed in original form by the parties who executed the facsimile, telecopy or scanned document. No party may raise the use of

Annex E-16

a facsimile machine, telecopier or electronic mail or the fact that any signature was transmitted through the use of a facsimile, telecopier or electronic mail as a defense to the enforcement of this Agreement or any amendment or other document executed in compliance with this Agreement.

        Section 8.12    Specific Performance.    Each of the Seller and Hanover agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any state or federal court located in the State of New York. Except for the foregoing remedies of injunction and specific performance, the right not to close in the event that the conditions to closing are not satisfied and the termination rights set forth in this Agreement, the parties hereto agree that they shall have no rights or claims against one another for breaches of this Agreement except in the case of fraud or any willful and material breach by a party of any covenant or other agreement included in this Agreement.

[remainder of page intentionally left blank]

Annex E-17

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date and year first above written.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
By:	/s/ JOHN A. BURCHETT
Name:	John A. Burchett
Title:	Chairman and Chief Executive Officer
AMSTER TRADING COMPANY
By:	/s/ HOWARD AMSTER
Name:	Howard Amster
Title:	President
RAMAT SECURITIES, LTD
By:	/s/ HOWARD AMSTER
Name:	Howard Amster
Title:	Member

Annex E-18

 EXHIBIT A

TABERNA EXCHANGE AGREEMENT

(see Annex F)

Annex E-19

 AMENDMENT NO. 1
TO
AMSTER EXCHANGE AGREEMENT

        AMENDMENT NO. 1 (this "Amendment"), dated as of February 6, 2009, to the Exchange Agreement, dated as of September 30, 2008 (the "Exchange Agreement"), among Hanover Capital Mortgage Holdings., Inc., Amster Trading Company and Ramat Securities, Ltd.

        WHEREAS, Section 8.4 of the Exchange Agreement provides for the amendment of the Exchange Agreement in accordance with the terms set forth therein; and

        WHEREAS, the parties hereto desire to amend the Exchange Agreement as set forth below;

        NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto do hereby agree as follows:

ARTICLE I

DEFINED TERMS

        Section 1.1    Defined Terms; References.    Unless otherwise specifically defined herein, each term used herein shall have the meaning assigned to such term in the Exchange Agreement. Each reference to "hereof," "herein," "hereunder," "hereby" and "this Agreement" shall, from and after the date hereof, refer to the Exchange Agreement as amended by this Amendment.

ARTICLE II

AMENDMENTS TO EXCHANGE AGREEMENT

        Section 2.1    Amendment to Recitals.    The second recital of the Exchange Agreement is hereby amended and restated in its entirety to read as follows:

        "WHEREAS, concurrently with the execution of this Agreement, Walter Industries, Inc., a Delaware Corporation ("Walter"), JWH Holding Company, LLC, a Delaware limited liability company ("JWH"), and Hanover are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the "Merger Agreement"), pursuant to which, among other things, Spinco will merge into Hanover, the separate existence of Spinco shall cease and Hanover shall continue as the surviving corporation and, except as otherwise provided in the Merger Agreement, shares of common stock of Hanover, par value $0.01 per share (the "Common Stock"), issued and outstanding immediately prior to the date and time at which the Merger shall become effective (the "Merger Effective Time") shall be combined into fully paid and non-assessable shares of common stock of the surviving corporation ("Surviving Corporation Common Stock") at the rate specified in the Merger Agreement;"

        Section 2.2    Amendment to Article I.    Article I of the Exchange Agreement is hereby amended and supplemented to include the following definitions in alphabetical order:

        "Merger" shall have the meaning ascribed to such term in the Merger Agreement.

        "Spinco" shall have the meaning ascribed to such term in the Merger Agreement.

Annex E-20

        Section 2.3    Amendment to Section 7.1(e).    Section 7.1(e) of the Exchange Agreement is hereby amended and restated in its entirety to read as follows:

          Termination.    Notwithstanding anything herein to the contrary, this Agreement may be terminated at any time prior to the Closing Date:

          (e)   by either of the Sellers if the Closing has not occurred on or before June 30, 2009.

        Section 2.4    Amendment to Section 6.1(c).    Section 6.1(c) of the Exchange Agreement is hereby amended and restated in its entirety to read as follows:

          The Merger.    Each of the conditions set forth in Article 8 of the Merger Agreement shall have been satisfied or waived (except for those conditions that, by the express terms thereof, are not capable of being satisfied until the Merger Effective Time, but subject to the satisfaction or waiver of those conditions).

ARTICLE III

MISCELLANEOUS

        Section 3.1    Taberna Amendment.    Attached hereto as Exhibit A is a true and complete copy of Amendment No. 1 to the Taberna Agreement.

        Section 3.2    No Further Amendment.    Except as expressly amended hereby, the Exchange Agreement is in all respects ratified and confirmed, and all the terms, conditions, and provisions thereof shall remain in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Exchange Agreement or any of the documents referred to therein.

        Section 3.3    Effect of Amendment.    This Amendment shall form a part of the Exchange Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, any reference to the Exchange Agreement shall be deemed a reference to the Exchange Agreement as amended hereby.

        Section 3.4    Governing Law.    This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed therein.

        Section 3.5    Severability.    If any provision of this Amendment or the application of any such provision to any person or circumstance shall be declared to be invalid, unenforceable or void, such declaration shall not have the effect of invalidating or voiding the remainder of this Amendment, it being the intent and agreement of the parties hereto that this Amendment shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent or, if such modification is not possible, by substituting therefor another provision that is valid, legal and enforceable and that achieves the same objective.

        Section 3.6    Counterparts; Facsimile Delivery.    This Amendment may be signed in any number of counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. For purposes of this Amendment, a document (or signature page thereto) signed and transmitted by facsimile machine, telecopier or electronic mail (including in PDF format) is to be treated as an original document. The signature of any party thereon, for purposes hereof, shall be considered as an original signature, and the document transmitted shall be considered to have the same binding effect as an original signature on an original document. At the request of any party, any facsimile, telecopy or scanned document shall be re-executed in original form by the parties who executed the facsimile, telecopy or scanned document. No party may raise the use of a facsimile machine, telecopier or electronic mail or the fact that any signature was transmitted through

Annex E-21

the use of a facsimile, telecopier or electronic mail as a defense to the enforcement of this Amendment or any amendment or other document executed in compliance with this Amendment.

        Section 3.7    Headings.    The descriptive headings of the several sections of this Amendment were formulated, used and inserted in this Amendment for convenience only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.

        IN WITNESS WHEREOF, Hanover and each of the Sellers have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first above written.

HANOVER CAPITAL MORTGAGE HOLDINGS., INC.
By:	/s/ JOHN A. BURCHETT
Name:	John A. Burchett
Title:	Chairman and Chief Executive Officer
AMSTER TRADING COMPANY
By:	/s/ HOWARD AMSTER
Name:	Howard Amster
Title:	President
RAMAT SECURITIES, LTD
By:	/s/ HOWARD AMSTER
Name:	Howard Amster
Title:	Principal

Annex E-22

 EXHIBIT A

AMENDMENT NO. 1
TO
TABERNA EXCHANGE AGREEMENT

(see Annex F)

Annex E-23

 Annex F

EXCHANGE AGREEMENT

DATED AS OF SEPTEMBER 30, 2008,

BETWEEN

HANOVER CAPITAL MORTGAGE HOLDINGS, INC.

AND

TABERNA PREFERRED FUNDING I, LTD.

Annex F-1

Annex F-2

Annex F-3

        EXCHANGE AGREEMENT, dated as of September 30, 2008 (this "Agreement"), between Hanover Capital Mortgage Holdings, Inc., a Maryland corporation ("Hanover"), and Taberna Preferred Funding I, Ltd. (the "Seller").

W I T N E S S E T H:

        WHEREAS, the Seller owns all of the Preferred Securities (as defined in the Trust Agreement (defined below)), representing undivided beneficial interests in the assets of Hanover Statutory Trust I (the "Trust"), each having a Liquidation Amount of $1,000, and having an aggregate Liquidation Amount of $20,000,000, provided for in that certain Amended and Restated Trust Agreement among Hanover, JPMorgan Chase Bank, N.A., as property trustee (the "Property Trustee"), Chase Bank USA, N.A., as Delaware trustee (the "Delaware Trustee") and the administrative trustees named therein (the "Administrative Trustees"), dated as of March 15, 2005 (the "Trust Agreement" and such beneficial interests in the Trust, the "Preferred Securities"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Trust Agreement;

        WHEREAS, concurrently with the execution of this Agreement, Walter Industries, Inc. ("Walter"), JWH Holding Company, LLC ("JWH"), and Hanover are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the "Merger Agreement") pursuant to which, among other things, JWH will merge into Hanover (the "Merger"), the separate existence of JWH shall cease and Hanover shall continue as the surviving corporation and, except as otherwise provided in the Merger Agreement, shares of common stock of Hanover, par value $0.01 per share (the "Common Stock"), issued and outstanding immediately prior to the date and time at which the Merger shall become effective (the "Merger Effective Time") shall be combined into fully paid and non-assessable shares of common stock of the surviving corporation ("Surviving Corporation Common Stock") at the rate specified in the Merger Agreement; and

        WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Exchange (as defined in Section 2.1) and also to prescribe certain conditions to the Exchange.

        NOW, THEREFORE, in consideration of the representations, warranties, covenants, agreements and conditions hereafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINED TERMS

        As used in this Agreement, the following terms have the meanings ascribed thereto:

        "Affiliate" shall mean, with respect to any specified Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

        "Agreement" shall mean this Agreement, together with all exhibits attached hereto.

        "Amster Agreement" shall mean the Exchange Agreement by and among Hanover, Amster Trading Company and Ramat Securities, LTD dated as of the date hereof.

        "Claim" shall have the meaning ascribed to it in the Release.

Annex F-4

        "Confidentiality Agreement" shall have the meaning ascribed to it in Section 5.1.

        "Contract" shall mean any written loan or credit agreement, note, bond, debenture, indenture, mortgage, guarantee, deed of trust, lease, franchise, permit, authorization, license, contract, instrument, employee benefit plan or practice or other binding agreement, obligation, arrangement, understanding or commitment.

        "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, together with the rules and regulations of the SEC promulgated thereunder.

        "Governmental Authority" shall mean any nation or government or any agency, public of regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, tribal, provincial, state, regional, local or municipal.

        "Hanover Releasee" shall have the meaning ascribed to it in the Release.

        "Law" means applicable statutes, common laws, rules, regulations, codes, licensing requirements, judgments, injunctions, writs, decrees, licenses, ordinances, authorizations, permits, certificates, easements, variances, exemptions, consents, orders, franchises, approvals, governmental guidelines, standards or interpretations having the force of law, rules and bylaws, in each case, of or administered by a Governmental Authority.

        "Lien" shall mean, with respect to any property or asset, any mortgage, easement, lien, pledge (including any negative pledge), charge, option, right of first or last refusal or offer, security interest or encumbrance of any kind in respect of such property or asset.

        "Person" shall mean a natural person, corporation, limited liability company, partnership, limited partnership or other entity, including a Governmental Authority.

        "Release" shall have the meaning ascribed to it in Section 2.3.

        "SEC" shall mean the U.S. Securities and Exchange Commission.

        "Securities Act" shall mean the Securities Act of 1933, as amended, together with the rules and regulations of the SEC promulgated thereunder.

        "Seller Releasor" shall have the meaning ascribed to it in the Release.

        "Subsidiaries" shall mean, with respect to any Person, another Person (i) of which 50% or more of the capital stock, voting securities, other voting ownership or voting partnership interests having voting power under ordinary circumstances to elect directors or similar members of the governing body of such corporation or other entity (or, if there are no such voting interests, 50% or more of the equity interests) are owned or controlled, directly or indirectly, by such first Person or (ii) of which such first Person is a general partner.

ARTICLE II

THE TRANSACTION

        Section 2.1    The Exchange.    Subject to the terms and conditions of this Agreement, immediately prior to the Merger Effective Time, Seller hereby agrees to sell, transfer, assign, convey and deliver to Hanover, and Hanover hereby agrees to acquire from Seller, all of the Preferred Securities owned by Seller free and clear of all Liens (the "Seller's Preferred Securities") in exchange for an aggregate cash payment by Hanover of $2,250,000 (the "Exchange"), of which $250,000 is being paid to Seller by Hanover (the "Initial Payment") simultaneously with the execution and delivery of this Agreement by Seller by wire transfer of immediately available funds to the Taberna Account (as hereinafter defined).

Annex F-5

The Initial Payment is being paid to Seller in consideration of Seller entering into this Agreement and shall be considered fully-earned by Seller and non-refundable immediately upon execution and delivery of this Agreement.

        Section 2.2    Closing.    A closing of the Exchange (the "Closing") shall be held substantially concurrently with the closing of the Merger (the "Closing Date"); provided that all conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived.

        Section 2.3    Delivery by Seller of Preferred Securities; Release.    At the Closing, Seller shall: (i) surrender for transfer the Preferred Securities Certificate(s) representing the Seller's Preferred Securities duly endorsed and accompanied by a written instrument of transfer in form satisfactory to the Securities Registrar and to Hanover, duly executed by Seller and accompanied (to the extent required by the Property Trustee) by a certificate of Hanover substantially in the form of Exhibit E to the Trust Agreement; (ii) take (or shall have taken, to the extent prior action is required) (A) all other actions required pursuant to the Trust Agreement or as reasonably requested by Hanover, the Administrative Trustees or the Property Trustees to cause one or more of the Administrative Trustees to execute and deliver to the Property Trustee, and to cause the Property Trustee to authenticate and deliver, in the name of Hanover, one or more new Preferred Securities Certificates in authorized denominations of an aggregate Liquidation Amount equal to that of the Seller's Preferred Securities, as may be required by the Trust Agreement, dated the Closing Date, by such Administrative Trustee or Trustees, all as described in Section 5.7(b) of the Trust Agreement and (B) at the request of Hanover, all such reasonable actions as may be necessary and appropriate to cause the cancellation of the Preferred Securities; (iii) take all other actions as may be necessary and appropriate to vest in Hanover good and marketable title to the Preferred Securities free and clear of any and all Liens; and (iv) deliver to Hanover, the Trustees and the Note Trustee a duly executed original counterpart of a Release and Waiver in the form of Exhibit A hereto (the "Release").

        Section 2.4    Payment of Cash; Release.    At the Closing, in consideration of Seller's delivery of the Preferred Securities, Hanover will: (i) make payment to Seller of $2,000,000 by wire transfer of immediately available funds to the following account (the "Taberna Account"):

    The Bank of New York
    ABA #: 021-000-018
    GL A/C #: 211705
    BENE NAME: BNY ABS/MBS
    FFC TAS #: 225962
    REF: TABERNA FUNDING CAPITAL TRUST I
    ATT: MUDASSIRMOHAMED

and (ii) deliver to Seller, the Trustees and the Note Trustee a duly executed original counterpart of the Release.

        Section 2.5    Forbearance.    In exchange for the valuable consideration set forth above and other valuable consideration, the receipt and adequacy of which are herein acknowledged, and notwithstanding anything to the contrary in the Preferred Securities, the Trust Agreement, the Indenture, any other agreement to which Seller and Hanover are parties, or applicable law, prior to the earlier to occur of (i) the termination of this Agreement pursuant to Section VII hereof or (ii) the date upon which Hanover becomes subject to bankruptcy or similar insolvency proceedings, Seller agrees, on behalf of itself and the Seller Releasors, to forbear from making any Claims against any Hanover Releasee arising out of or in connection with the Trust Agreement, Indenture or the Seller's Preferred Securities, whether arising in equity or pursuant to any law, rule or regulation, including any Claims of which Seller is not aware or does not suspect to exist as of the date on which Seller signs this Agreement; provided, that nothing in this Section 2.5 shall be construed to prevent Seller from fulfilling

Annex F-6

its obligations hereunder, including pursuant to Sections 2.3 and 5.6 hereof. For the avoidance of doubt and without limitation, the foregoing shall prevent Seller and the Seller Releasors from making any Claim in respect of the occurrence and continuance of any Event of Default under the Trust Agreement (including, without limitation, any Note Event of Default) or any default under the Trust Agreement, the Preferred Securities or the Indenture during the term of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF HANOVER

        Hanover represents and warrants to Seller as follows:

        Section 3.1    Organization.    Hanover is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland.

        Section 3.2    Corporate Authority; No Violation, Etc.    Hanover has the requisite corporate power and authority to enter into this Agreement and each agreement or instrument to be executed and delivered in connection with or pursuant hereto, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Hanover of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Hanover. This Agreement has been duly executed and delivered by Hanover and, assuming due authorization, execution and delivery of this Agreement by Seller, constitutes a legal, valid and binding agreement of Hanover, enforceable against Hanover in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general equity principles. Neither the execution and delivery by Hanover of this Agreement, the consummation by Hanover of the transactions contemplated hereby nor compliance by Hanover with any of the provisions hereof (i) violates or conflicts with any provisions of Hanover's charter or bylaws, (ii) requires any consent, approval, authorization or permit of, registration, declaration or filing with, or notification to, any Governmental Authority or any other Person, (iii) results in a default (or an event that, with notice or lapse of time or both, would become a default) or gives rise to any right of termination or buy-out by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under any Contract to which Hanover or any of its Subsidiaries is a party or by which Hanover or any of its Subsidiaries or any of their respective assets or properties is bound or affected, (iv) results in the creation of a Lien on any of the issued and outstanding shares of Common Stock or equity securities of any Subsidiary or on any of the assets of Hanover or its Subsidiaries or (v) violates or conflicts with any Law applicable to Hanover or any of its Subsidiaries, or any of the properties, businesses or assets of any of the foregoing, other than such exceptions in the case of each of clauses (ii), (iii), (iv) and (v) above as would not, individually or in the aggregate, reasonably be expected to materially impair or delay Hanover's ability to perform each of its obligations hereunder and to consummate the transactions contemplated hereby.

        Section 3.3    Amster Agreement.    Attached hereto as Exhibit B is a true and complete copy of the Amster Agreement as in force and effect on the date hereof. There is no other agreement between Hanover and either of Amster Trading Company or Ramat Securities, LTD with respect to the transactions contemplated by the Amster Agreement.

        Section 3.4    Disclaimer of Warranties.    EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE III, HANOVER DOES NOT MAKE AND HAS NOT MADE ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, RELATING TO HANOVER OR ITS BUSINESSES. ALL SUCH OTHER REPRESENTATIONS AND WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED BY HANOVER.

Annex F-7

 ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

        Seller represents and warrants to Hanover as follows:

        Section 4.1    Organization, Qualification, Etc.    Seller is an exempted company incorporated in the Cayman Islands with limited liability.

        Section 4.2    Corporate Authority; No Violation, Etc.    Seller has the requisite corporate power and authority to enter into this Agreement and each agreement or instrument to be executed and delivered in connection with or pursuant hereto, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery of this Agreement by Hanover, constitutes a legal, valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general equity principles. Neither the execution and delivery by Seller of this Agreement, the consummation by Seller of the transactions contemplated hereby nor compliance by Seller with any of the provisions hereof (i) violates or conflicts with any provisions of Seller's [organizational documents], (ii) requires any consent, approval, authorization or permit of, registration, declaration or filing with, or notification to, any Governmental Authority or any other Person, (iii) results in a default (or an event that, with notice or lapse of time or both, would become a default) or gives rise to any right of termination or buy-out by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under any Contract to which Seller or any of its Subsidiaries is a party or by which Seller or any of its Subsidiaries or any of their respective assets or properties is bound or affected, (iv) results in the creation of a Lien on any of the issued and outstanding equity interests of Seller or on any of the assets of Seller or its Subsidiaries or (v) violates or conflicts with any Law applicable to Seller or any of its Subsidiaries, or any of the properties, businesses or assets of any of the foregoing, other than such exceptions in the case of each of clauses (ii), (iii), (iv) and (v) above as would not, individually or in the aggregate, reasonably be expected to materially impair or delay Seller's ability to perform each of its obligations hereunder or to consummate the transactions contemplated hereby.

        Section 4.3    Ownership of Preferred Securities.    Seller owns 20,000 Preferred Securities having an aggregate Liquidation Amount equal to $20,000,000. All of the Seller's Preferred Securities are beneficially owned or owned of record by Seller, free and clear of all Liens. The consummation of the transactions contemplated by this Agreement will convey to Hanover good title to the Seller's Preferred Securities, free and clear of all Liens, except for those created by Hanover or arising out of ownership of the Preferred Securities by Hanover and other than restrictions on transfer of unregistered securities arising under applicable federal, state or foreign securities laws.

        Section 4.4    Ownership of Hanover Equity Securities.    Seller represents and warrants that Seller does not own any equity securities of Hanover.

        Section 4.5    Disclaimer of Warranties.    EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE IV, SELLER DOES NOT MAKE AND HAS NOT MADE ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, RELATING TO SELLER OR ITS BUSINESSES. ALL SUCH OTHER REPRESENTATIONS AND WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED BY SELLER.

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 ARTICLE V

COVENANTS

        Section 5.1    Confidentiality.    The parties hereto acknowledge that Seller and Hanover have previously executed a confidentiality agreement dated as of January 31, 2008, as amended and supplemented on August 5, 2008 (as it may be amended from time to time, the "Confidentiality Agreement"), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms. Each of Seller and Hanover and their respective directors, officers, employees, Affiliates, controlling Persons, representatives or agents shall hold all information received from the other party in connection with this Agreement and the transactions contemplated hereby in confidence in accordance with the terms of the Confidentiality Agreement.

        Section 5.2    Public Disclosure.    Except as required by Law (including federal and state securities Laws) or by the rules and regulations of any national securities exchange, no party to this Agreement shall issue or cause the publication of any press release or other public announcement or disclosure to any third party of the terms or conditions of this Agreement unless approved by Hanover and Seller prior to any such release, announcement or disclosure; provided that in all instances, Hanover and Seller shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement. The initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by Hanover and Seller.

        Section 5.3    Expenses.    All costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement (including costs of consultants and representatives) shall be borne by the party incurring such costs and expenses, except that Hanover will reimburse Seller for fees and disbursements of legal counsel engaged by Seller in connection with the transactions contemplated by this Agreement up to a maximum amount of $15,000 in the aggregate, whether or not the Closing occurs. Simultaneously with the execution and delivery of this Agreement and subject to the foregoing limitation, Hanover will reimburse Seller for all such fees and disbursements incurred as of the date hereof. Any additional fees and disbursements to be reimbursed hereunder, subject to the $15,000 aggregate maximum, shall be paid to Seller on the earlier to occur of (a) the Closing of the Merger and (b) the fifth day after receipt of notice from Seller delivered after the termination of this Agreement in accordance with its terms, setting forth the amount thereof.

        Section 5.4    Standstill.    From the date hereof until the earlier to occur of (i) the Merger Effective Time, (ii) the public announcement of the valid termination of the Merger Agreement, (iii) the Merger Agreement is validly terminated or (iv) the termination of this Agreement in accordance with its terms (the "Standstill Period"), neither the Seller nor any of its Affiliates will, directly or indirectly, unless invited to do so (on an unsolicited basis) by the Board of Directors of Hanover in writing or otherwise expressly permitted hereunder: (i) acquire, offer or propose to acquire, or agree or seek to acquire, by purchase or otherwise, any securities or direct or indirect rights or options to acquire any securities of Hanover or any Subsidiary thereof, or of any successor to or person in control of Hanover, or any assets of Hanover or any Subsidiary or division thereof or of any such successor or controlling person; (ii) enter into or agree, offer, propose or seek (whether publicly or otherwise) to enter into, or otherwise be involved in or part of, any acquisition transaction, merger or other business combination relating to all or part of Hanover or any of its Subsidiaries or any acquisition transaction for all or part of the assets of Hanover or any Subsidiary of Hanover or any of their respective businesses; (iii) make, or in any way participate in, any "solicitation" of "proxies" (as such terms are defined under Regulation 14A under the Exchange Act, disregarding clause (iv) of Rule 14a-1(1)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b)) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of Hanover or any of its Subsidiaries; (iv) call or seek to call a meeting of the stockholders of Hanover or any of its

Annex F-9

Subsidiaries, nominate any person for election as a director of Hanover or initiate any shareholder proposal for action by stockholders of Hanover or any of its Subsidiaries; (v) bring any action or otherwise act to contest the validity of this agreement or seek a release of the restrictions contained herein; (vi) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of Hanover or any of its Subsidiaries; (vii) seek, propose or otherwise act alone or in concert with others to influence or control the management, board of directors or policies of Hanover or any of its Subsidiaries; (viii) enter into any discussions, negotiations, arrangements or understandings with any other person with respect to any of the foregoing activities or propose any of such activities to any other person; (ix) advise, assist, encourage, act as a financing source for or otherwise invest in any other person in connection with any of the foregoing activities; or (x) disclose any intention, plan or arrangement inconsistent with any of the foregoing. The Seller will promptly advise Hanover of any inquiry or proposal made to the Seller with respect to any of the foregoing, including the terms thereof and the identity of any party making any such inquiry or proposal. During the Standstill Period, neither the Seller nor any of its Affiliates will, directly or indirectly: (a) request Hanover or its Representatives to (1) amend or waive any provision of this paragraph (including this sentence) or (2) otherwise consent to any action inconsistent with any provision of this paragraph (including this sentence); or (b) take any initiative with respect to Hanover or any of its Subsidiaries which could require Hanover to make a public announcement regarding (1) such initiative, (2) any of the activities referred to in the second preceding sentence or (3) the possibility of the Seller or any other person acquiring control of Hanover other than pursuant to the Merger, whether by means of a business combination or otherwise. Notwithstanding the foregoing, nothing in this Section 5.4 shall prevent the Seller from (i) voting any shares of Common Stock held or beneficially owned by Seller in favor of the Merger, the Merger Agreement and the transactions contemplated thereby at any meeting of the stockholders of Hanover (including any adjournment or postponement thereof) and (ii) receiving consideration, if any (including, if and to the extent applicable, shares of Surviving Corporation Common Stock), in exchange for shares of Common Stock held by Seller in an amount and to the extent specifically provided therefor in the Merger Agreement. For the avoidance of doubt, the terms "securities" and "voting securities" of Hanover as used in this Section 5.4 shall include, without limitation, the Common Stock.

        Section 5.5    Amster Agreement.    Hanover will not, without Seller's prior written consent, amend, modify or supplement the Amster Agreement to increase the amount of cash or number of shares of common stock of Hanover payable for preferred securities thereunder; provided, that, to the extent that any increase in the number of shares of common stock of Hanover payable by Hanover under the Amster Agreement is solely attributable to any split, combination, reclassification or similar transaction in respect of the common stock of Hanover, such increase shall not be an increase in the amount of shares of common stock of Hanover payable thereunder for purposes of this Section 5.5.

        Section 5.6    Waiver of Events of Default.    Seller shall use its commercially reasonable efforts to cause the Trustees and the Note Trustee to, until the earliest to occur of (i) the Closing, (ii) the termination of this Agreement in accordance with its terms or (iii) the valid termination of the Merger Agreement, waive any Event of Default (including any Note Event of Default that must be waived by the Note Trustee) and to refrain from accelerating any of Hanover's obligations under the Trust Agreement or the Indenture, including, without limitation, by providing written instructions to the Trustees and the Note Trustee, in a form reasonably acceptable to Hanover, in advance of any anticipated Event of Default identified to Seller by Hanover in writing, instructing the relevant Trustees and the Note Trustee to waive such Event of Default and to refrain from accelerating any of Hanover's obligations under the Trust Agreement and the Indenture and, in the case of any written instruction to any of the Trustees, to instruct the Note Trustee to so waive and refrain; provided that any such waiver may be limited to the duration of Seller's obligation to use such commercially reasonable efforts hereunder.

Annex F-10

        Section 5.7    Reasonable Efforts and Further Assurances.    Subject to the limitations set forth elsewhere in this Agreement and to applicable Law, and provided that nothing herein shall require any party to waive any of the conditions set forth in Article VI, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, and to assist and cooperate with the other party hereto in doing, as promptly as practicable, all things necessary, proper or advisable under applicable Laws to (a) consummate and make effective the Exchange and the other transactions contemplated by this Agreement and (b) cause the Closing to take place at the time and place contemplated hereby. If at any time after the Closing Date any further action is necessary or desirable to carry out the purposes of this Agreement, including the execution of additional instruments, the proper officers and directors of each party to this Agreement shall take all such necessary action.

        Section 5.8    Termination of the Merger Agreement.    Hanover will give Seller prompt written notice of any termination of the Merger Agreement.

ARTICLE VI

CONDITIONS TO CLOSING

        Section 6.1    Conditions to Each Party's Obligations.    The respective obligations of each party to this Agreement to consummate the Exchange and other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing Date of each of the conditions set forth in this Section 6.1:

          (a)    No Injunctions or Restraints; Illegality.    No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction or other Law or legal restraint or prohibition preventing or making illegal the consummation of the transactions contemplated by this Agreement and the Merger Agreement shall be in effect; provided, however, that the parties hereto shall use their reasonable best efforts to have any such injunction, order, restraint or prohibition vacated.

          (b)    Regulatory Approvals.    All consents, approvals and authorizations of any Governmental Authority required by Law for the consummation of the transactions contemplated by this Agreement shall have been obtained and be in full force and effect at the Closing, except those consents, approvals and authorizations the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to materially impair or delay either party's ability to perform each of its obligations hereunder and to consummate the transactions contemplated hereby.

          (c)    The Merger.    Each of the conditions set forth in Article 8 of the Merger Agreement shall have been satisfied or waived (except for those conditions that, by the express terms thereof, are not capable of being satisfied until the Effective Time, but subject to the satisfaction or waiver of those conditions).

          (d)    The closing of the transactions contemplated by the Amster Agreement shall have occurred or shall occur simultaneously with the Closing hereunder.

        Section 6.2    Additional Conditions to Obligations of Hanover.    The obligation of Hanover to consummate the Exchange and each of the other transactions contemplated hereby shall be subject to the satisfaction or waiver at or prior to the Closing Date of each of the conditions set forth in this Section 6.2, any of which may be waived, in writing, by Hanover:

          (a)    Representations and Warranties.    The representations and warranties of Seller in Article IV hereof shall be true and correct in all material respects on the date of this Agreement and at the Closing Date as if made on and as of the Closing Date, except to the extent such

Annex F-11

  representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date.

          (b)    Performance.    Seller shall have performed and complied with in all material respects each agreement, covenant and obligation required by this Agreement to be so performed or complied with by it at or before the Closing pursuant to the terms hereof.

        Section 6.3    Additional Conditions to Obligations of Seller.    The obligations of Seller to consummate the Exchange and each of the other transactions contemplated hereby shall be subject to the satisfaction or waiver at or prior to the Closing Date of each of the conditions set forth in this Section 6.3, any of which may be waived, in writing, by Seller:

          (a)    Representations and Warranties.    The representations and warranties of Hanover in Article III hereof shall be true and correct in all material respects on the date of this Agreement and at the Closing Date as if made on and as of the Closing Date, except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date.

          (b)    Performance.    Hanover shall have performed and complied with in all material respects each agreement, covenant and obligation required by this Agreement to be so performed or complied with by it at or before the Closing pursuant to the terms hereof.

ARTICLE VII

TERMINATION

        Section 7.1    Termination.    Notwithstanding anything herein to the contrary, this Agreement may be terminated at any time prior to the Closing Date:

          (a)    by mutual written consent of Hanover and Seller;

          (b)    by Hanover, if there has been a material violation or breach by the Seller of any covenant, agreement, representation or warranty contained in this Agreement which has rendered the satisfaction of any condition to the obligations of Hanover impossible, and such violation or breach has not been cured by Seller within twenty (20) days after Hanover delivers to Seller a written notice of such violation or breach;

          (c)    by Seller, if there has been a material violation or breach by Hanover of any covenant, agreement, representation or warranty contained in this Agreement which has rendered the satisfaction of any condition to the obligations of Seller impossible, and such violation or breach has not been cured by Hanover within twenty (20) days after the Seller delivers to Hanover a written notice of such violation or breach;

          (d)    by either party, if there has been a valid termination of the Merger Agreement; and

          (e)    by Seller if the Closing has not occurred on or before March 1, 2009.

        Section 7.2    Procedure and Effect of Termination.    In the event of termination of this Agreement and abandonment of the transactions contemplated hereby by the parties hereto pursuant to Section 7.1 hereof, written notice thereof shall be given by the party so terminating to the other party and this Agreement shall forthwith terminate and shall become null and void and of no further effect, and the transactions contemplated hereby shall be abandoned without further action by Hanover and Seller; provided, however, that the last sentence of Section 2.1 and all of Sections 5.1, 5.2 and 5.3, this Section 7.2 and Article VIII shall survive termination of this Agreement. Notwithstanding anything to

Annex F-12

the contrary herein, no termination of this Agreement shall require Seller to return the Initial Payment. If this Agreement is terminated pursuant to Section 7.1 hereof:

          (a)    Hanover shall redeliver, or cause to be redelivered, all documents, work papers and other materials of Seller relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same, and all confidential information received by Hanover or its directors, officers, employees, Affiliates, controlling Persons, representatives or agents with respect to Seller, shall be treated in accordance with the Confidentiality Agreement;

          (b)    Seller shall redeliver, or cause to be redelivered, all documents, work papers and other materials of Hanover and any other party to the Merger Agreement and the Confidentiality Agreement relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same, and all confidential information received by Seller or its directors, officers, employees, Affiliates, controlling Persons, representatives or agents with respect to Hanover, shall be treated in accordance with the Confidentiality Agreement; and

          (c)    all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the agency or other Person to which they were made or amended so to reflect the termination hereof.

ARTICLE VIII

MISCELLANEOUS

        Section 8.1    Notices.    Any notices, demands, requests, consents or approvals required or permitted by this Agreement must be in writing and addressed to either party at the address set forth below, or at such other address as either party may designate from time to time in writing in accordance with this Section:

  If to Hanover, to:

    Hanover Capital Mortgage Holdings, Inc.
    200 Metroplex Drive, Suite 100
    Edison, New Jersey 08817
    Attention: General Counsel
    Facsimile: (732) 548-0286

  with a copy (which shall not constitute effective notice) to:

    Thacher Proffitt & Wood LLP
    Two World Financial Center
    New York, New York 10281
    Attention: Mark I. Sokolow
    Facsimile: (212) 912-7751

    Simpson Thacher & Bartlett LLP
    425 Lexington Avenue
    New York, New York 10017
    Attention: Peter J. Gordon, Esq.
    Facsimile: (212) 455-2502

Annex F-13

  If to Seller:

    Taberna Preferred Funding I, Ltd.
    c/o Taberna Capital Management, LLC
    450 Park Avenue, 11th Floor
    New York, New York 10022
    Attention: Raphael Licht
    Facsimile: (212) 735-1499

  With a copy (which shall not constitute effective notice) to:

    Polsinelli Shalton Flanigan Suelthaus PC
    Seven Penn Plaza, Suite 600
    New York, New York 10001
    Attention: Robert F. McDonough, Esq.
    Facsimile: (212) 684-0197

        Notice is deemed given (a) when delivered, if delivered personally to the recipient, (b) when sent, if sent by facsimile with a copy of such facsimile sent to the recipient by reputable overnight courier service (charges prepaid) on the same day, (c) upon receipt, when mailed by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after being sent to the recipient, if sent by reputable overnight courier service (charges prepaid).

        Section 8.2    Non-Survival of Representations and Warranties.    None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Closing (including, without limitation, the release set forth in Section 2.5 hereof) and then only to such extent. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any party or its representatives thereunder or hereunder.

        Section 8.3    Interpretation.    When a reference is made to an Article, Section, Schedule or Exhibit, such reference shall be to an Article, Section, Schedule or Exhibit of or to this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

        Section 8.4    Amendments, Modification and Waiver.    This Agreement, and the terms and provisions hereof, may not be modified, waived or amended except by an instrument or instruments in writing signed by the party or parties against whom enforcement of any such modification or amendment is sought (or, in the case of a waiver, by the intended beneficiary or beneficiaries of the waived term or provision).

        Section 8.5    Successors and Assigns; Binding Effect.    Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including, without limitation, by operation of law, by any party hereto without the prior written consent of the other party hereto. Subject to the preceding sentence and notwithstanding anything to the contrary, this Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

        Section 8.6    Governing Law.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed therein.

Annex F-14

        Section 8.7    Jurisdiction; Forum.

          (a)    Each Party irrevocably submits to the jurisdiction, including the personal jurisdiction, of (i) any New York State court sitting in New York County, and (ii) any Federal court of the United States sitting in New York County in the State of New York, solely for the purposes of any suit, action or other proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby. Each Party agrees to commence any suit, action or proceeding relating hereto only in any Federal court of the United States sitting in New York County in the State of New York or, if such suit, action or other proceeding may not be brought in such court for reasons of subject matter jurisdiction, in any New York State court sitting in New York County. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any suit, action or proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby in (i) any New York State court sitting in New York County, and (ii) any Federal court of the United States sitting in New York County in the State of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each Party further irrevocably consents to the service of process out of any of the aforementioned courts in any such suit, action or other proceeding by the mailing of copies thereof by registered mail to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided that nothing in this Section 8.7 shall affect the right of any party to serve legal process in any other manner permitted by law. The consent to jurisdiction set forth in this Section 8.7 shall not constitute a general consent to service of process in the State of New York and shall have no effect for any purpose except as provided in this Section 8.7. The parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

          (B)    EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATED TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.7.

        Section 8.8    Severability.    If any provision of this Agreement or the application of any such provision to any person or circumstance shall be declared to be invalid, unenforceable or void, such declaration shall not have the effect of invalidating or voiding the remainder of this Agreement, it being the intent and agreement of the parties hereto that this Agreement shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent or, if such modification is not possible, by substituting therefor another provision that is valid, legal and enforceable and that achieves the same objective.

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        Section 8.9    Third Party Beneficiaries.    Except as expressly set forth in Section 2.5 with respect to the Released Parties, nothing in this Agreement, express or implied, is intended or shall be construed to create any third party beneficiaries.

        Section 8.10    Entire Agreement.    This Agreement and the Confidentiality Agreement, including any exhibits or schedules to such agreements, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all other prior agreements or understandings, both written and oral, between the parties or any of them with respect to the subject matter hereof. The only representations and warranties made by the parties hereto with respect to the subject matter hereof are the representations and warranties contained in or made pursuant to this Agreement.

        Section 8.11    Counterparts; Facsimile Delivery.    This Agreement may be signed in any number of counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. For purposes of this Agreement, a document (or signature page thereto) signed and transmitted by facsimile machine, telecopier or electronic mail (including in PDF format) is to be treated as an original document. The signature of any party thereon, for purposes hereof, shall be considered as an original signature, and the document transmitted shall be considered to have the same binding effect as an original signature on an original document. At the request of any party, any facsimile, telecopy or scanned document shall be re-executed in original form by the parties who executed the facsimile, telecopy or scanned document. No party may raise the use of a facsimile machine, telecopier or electronic mail or the fact that any signature was transmitted through the use of a facsimile, telecopier or electronic mail as a defense to the enforcement of this Agreement or any amendment or other document executed in compliance with this Agreement.

        Section 8.12    Specific Performance.    Each of the Seller and Hanover agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any state or federal court located in the State of New York. Except for the foregoing remedies of injunction and specific performance, the right not to close in the event that the conditions to closing are not satisfied and the termination rights set forth in this Agreement, the parties hereto agree that they shall have no rights or claims against one another for breaches of this Agreement except in the case of fraud or any willful and material breach by a party of any covenant or other agreement included in this Agreement.

[remainder of page intentionally left blank]

Annex F-16

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date and year first above written.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
By:	/s/ JOHN A. BURCHETT
Name: John A. Burchett Title: Chairman and Chief Executive Officer
TABERNA PREFERRED FUNDING I, LTD.
By:	Taberna Capital Management, LLC
By:	/s/ HOWARD D. ALTSCHUL
Name: Howard D. Altschul Title: Managing Director

Annex F-17

 Exhibit A

FORM OF

RELEASE AND WAIVER

        Release and Waiver (the "Release"), dated as of            , 200  , between Hanover Capital Mortgage Holdings, Inc., a Maryland corporation ("Hanover"), and Taberna Preferred Funding I, Ltd. ("Seller"). Reference is made to the Amended and Restated Trust Agreement among Hanover, JPMorgan Chase Bank, N.A., as property trustee (the "Property Trustee"), Chase Bank USA, N.A., as Delaware trustee (the "Delaware Trustee"), and the administrative trustees named therein (the "Administrative Trustees"), dated as of March 15, 2005 (the "Trust Agreement", and such beneficial interests in the Trust, the "Preferred Securities"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Trust Agreement.

        WHEREAS pursuant to an Exchange Agreement, dated as of September 30, 2008 (the "Exchange Agreement"), Seller, has agreed to sell, transfer, assign, convey and deliver to Hanover, and Hanover has agreed to acquire from Seller, all of the Preferred Securities owned by Seller free and clear of all Liens (the "Seller's Preferred Securities") in exchange for an aggregate cash payment by Hanover of $2,250,000 (the "Exchange");

        WHEREAS pursuant to the Exchange Agreement, at and as of the closing of the Exchange, each of Hanover and Seller have agreed to deliver an executed copy of this Release to the other party hereto and to the Trustees and the Note Trustee;

        NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and upon the terms set forth in this Release:

ARTICLE I—Mutual Release

        Section 1.1    Hanover Release.    As of the date hereof, Hanover and its officers, directors, employees, attorneys, agents, heirs, executors, administrators, parents, subsidiaries, affiliates, successors and assigns (collectively, "Hanover Releasor") unconditionally and irrevocably forever release and discharge Seller and its respective officers, directors, employees, attorneys, agents, representatives, heirs, executors, administrators, direct and indirect parents, subsidiaries, affiliates, predecessors, successors and assigns (collectively, "Seller Releasee") from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands whatsoever, in law or equity, whether known or unknown ("Claims"), against the Seller Releasee the Hanover Releasor ever had, now has or hereafter can, shall or may have from the beginning of time arising out of or in connection with the Trust Agreement, Indenture or the Seller's Preferred Securities, whether arising in equity or pursuant to any law, rule or regulation, including any Claims of which Hanover Releasor is not aware or does not suspect to exist as of the date on which Hanover Releasor signs this Release; and

        Section 1.2    Seller Release.    As of the date hereof, Seller and its officers, directors, employees, attorneys, agents, heirs, executors, administrators, parents, subsidiaries, affiliates, successors and assigns (collectively, "Seller Releasor") unconditionally and irrevocably forever release and discharge Hanover and its respective officers, directors, employees, attorneys, agents, representatives, heirs, executors, administrators, direct and indirect parents, subsidiaries, affiliates, predecessors, successors and assigns (collectively, "Hanover Releasee" and together with the Seller Releasee, the "Released Parties") from all Claims, against the Hanover Releasee the Seller Releasor ever had, now has or hereafter can, shall or may have from the beginning of time arising out of or in connection with the Trust Agreement, Indenture or the Seller's Preferred Securities, whether arising in equity or pursuant to any law, rule or

Annex F-18

regulation, including any Claims of which Seller Releasor is not aware or does not suspect to exist as of the date on which Seller Releasor signs this Release.

ARTICLE II—MISCELLANEOUS

        Section 2.1    Successors and Assigns; Binding Effect.    This Release shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

        Section 2.2    Governing Law.    This Release shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed therein.

        Section 2.3    Counterparts; Facsimile Delivery.    This Release may be signed in any number of counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. For purposes of this Release, a document (or signature page thereto) signed and transmitted by facsimile machine, telecopier or electronic mail (including in PDF format) is to be treated as an original document. The signature of any party thereon, for purposes hereof, shall be considered as an original signature, and the document transmitted shall be considered to have the same binding effect as an original signature on an original document. At the request of any party, any facsimile, telecopy or scanned document shall be re-executed in original form by the parties who executed the facsimile, telecopy or scanned document. No party may raise the use of a facsimile machine, telecopier or electronic mail or the fact that any signature was transmitted through the use of a facsimile, telecopier or electronic mail as a defense to the enforcement of this Release.

[Signature Page Immediately Follows]

Annex F-19

        IN WITNESS WHEREOF, the parties hereto have caused this Release to be duly executed by their respective authorized officers as of the date and year first above written.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
By:
Name: Title:
TABERNA PREFERRED FUNDING I, LTD.
By:	Taberna Capital Management, LLC
By:
Name: Title:

Annex F-20

 EXHIBIT B

EXCHANGE AGREEMENT WITH THE AMSTER PARTIES

(see Annex E)

Annex F-21

 AMENDMENT NO. 1
TO
TABERNA EXCHANGE AGREEMENT

        AMENDMENT NO. 1 (this "Amendment"), dated as of February 6, 2009 to the Exchange Agreement, dated as of September 30, 2008 (the "Exchange Agreement"), by and between Hanover Capital Mortgage Holdings, Inc. and Taberna Preferred Funding I Ltd.

        WHEREAS, Section 8.4 of the Exchange Agreement provides for the amendment of the Exchange Agreement in accordance with the terms set forth therein; and

        WHEREAS, the parties hereto desire to amend the Exchange Agreement as set forth below;

        NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto do hereby agree as follows:

ARTICLE I

DEFINED TERMS

        Section 1.1    Defined Terms; References.    Unless otherwise specifically defined herein, each term used herein shall have the meaning assigned to such term in the Exchange Agreement. Each reference to "hereof," "herein," "hereunder," "hereby" and "this Agreement" shall, from and after the date hereof, refer to the Exchange Agreement as amended by this Amendment.

ARTICLE II

AMENDMENTS TO EXCHANGE AGREEMENT

        Section 2.1    Amendment to Recitals.    The second recital of the Exchange Agreement is hereby amended and restated in its entirety to read as follows:

          "WHEREAS, concurrently with the execution of this Agreement, Walter Industries, Inc., a Delaware Corporation ("Walter"), JWH Holding Company, LLC, a Delaware limited liability company ("JWH"), and Hanover are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the "Merger Agreement") pursuant to which, among other things, Spinco will merge into Hanover, the separate existence of Spinco shall cease and Hanover shall continue as the surviving corporation and, except as otherwise provided in the Merger Agreement, shares of common stock of Hanover, par value $0.01 per share (the "Common Stock"), issued and outstanding immediately prior to the date and time at which the Merger shall become effective (the "Merger Effective Time") shall be combined into fully paid and non-assessable shares of common stock of the surviving corporation ("Surviving Corporation Common Stock") at the rate specified in the Merger Agreement;"

        Section 2.2    Amendment to Article I.    Article I of the Exchange Agreement is hereby amended and supplemented to include the following definitions in alphabetical order:

          "Amster Agreement" shall mean the Exchange Agreement by and among Hanover, Amster Trading Company and Ramat Securities, LTD, dated as of September 30, 2008 as amended by Amendment No. 1 to the Amster Exchange Agreement dated as of February 6, 2009."

          "Merger" shall have the meaning ascribed to such term in the Merger Agreement.

          "Spinco" shall have the meaning ascribed to such term in the Merger Agreement.

Annex F-22

        Section 2.3    Amendment to Section 2.1.    Section 2.1 of the Exchange Agreement is hereby amended and restated in its entirety to read as follows:

  The Exchange.    Subject to the terms and conditions of this Agreement, immediately prior to the Merger Effective Time, Seller hereby agrees to sell, transfer, assign, convey and deliver to Hanover, and Hanover hereby agrees to acquire from Seller, all of the Preferred Securities owned by Seller free and clear of all Liens (the "Seller's Preferred Securities") in exchange for an aggregate cash payment by Hanover of $2,250,000 (the "Exchange"), of which $250,000 was paid to Seller by Hanover (the "Initial Payment") on September 30, 2008, and $600,000 is being paid to Seller by Hanover (the "Supplemental Payment") simultaneously with the execution and delivery by Seller of Amendment No. 1 to this Agreement dated, February 6, 2009 ("Amendment No. 1") by wire transfer of immediately available funds to the Taberna Account (as hereinafter defined). The Initial Payment is being paid to Seller in consideration of Seller entering into this Agreement, and the Supplemental Payment is being paid to Seller in consideration of Seller entering into Amendment No. 1, and each of the Initial Payment and the Supplemental Payment shall be considered fully-earned by Seller and non-refundable immediately upon execution and delivery of this Agreement and Amendment No. 1, respectively.

        Section 2.4    Amendment to Section 2.4.    Section 2.4 of the Exchange Agreement is hereby amended and restated in its entirety to read as follows:

  Payment of Cash; Release.    At the Closing, in consideration of Seller's delivery of the Preferred Securities, Hanover will: (i) make payment to Seller of $1,400,000 by wire transfer of immediately available funds to the following account (the "Taberna Account"):

    The Bank of New York
    ABA #: 021-000-018
    GL A/C #: 211705
    BENE NAME: BNY ABS/MBS
    FFC TAS #: 225962
    REF: TABERNA FUNDING CAPITAL TRUST I
    ATT: MUDASSIRMOHAMED

  and (ii) deliver to Seller, the Trustees and the Note Trustee a duly executed original counterpart of the Release.

        Section 2.5    Amendment to Section 6.1(c).    Section 6.1(c) of the Exchange Agreement is hereby amended and restated in its entirety to read as follows:

        The Merger.    Each of the conditions set forth in Article 8 of the Merger Agreement shall have been satisfied or waived (except for those conditions that, by the express terms thereof, are not capable of being satisfied until the Merger Effective Time, but subject to the satisfaction or waiver of those conditions).

        Section 2.6    Amendment to Clause (e) of Section 7.1.    Clause (e) of Section 7.1 of the Exchange Agreement is hereby amended and restated in its entirety to read as follows:

        (e)    by Seller if the Closing has not occurred on or before June 26, 2009.

        Section 2.7    Amendment to Section 7.2.    The second sentence of Section 7.2 of the Exchange Agreement is hereby amended and restated in its entirety to read as follows:

  Notwithstanding anything to the contrary herein, no termination of this Agreement shall require Seller to return the Initial Payment or the Supplemental Payment.

Annex F-23

 ARTICLE III

MISCELLANEOUS

        Section 3.1    Amster Amendment.    Attached hereto as Exhibit A is a true and complete copy of Amendment No. 1 to the Amster Agreement to which Seller hereby consents. There is no other agreement between Hanover and either of Amster Trading Company or Ramat Securities, LTD with respect to the transactions contemplated by the Amster Agreement.

        Section 3.2    No Further Amendment.    Except as expressly amended hereby, the Exchange Agreement is in all respects ratified and confirmed, and all the terms, conditions, and provisions thereof shall remain in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Exchange Agreement or any of the documents referred to therein.

        Section 3.3    Effect of Amendment.    This Amendment shall form a part of the Exchange Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, any reference to the Exchange Agreement shall be deemed a reference to the Exchange Agreement as amended hereby.

        Section 3.4    Governing Law.    This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed therein.

        Section 3.5    Severability.    If any provision of this Amendment or the application of any such provision to any person or circumstance shall be declared to be invalid, unenforceable or void, such declaration shall not have the effect of invalidating or voiding the remainder of this Amendment, it being the intent and agreement of the parties hereto that this Amendment shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent or, if such modification is not possible, by substituting therefor another provision that is valid, legal and enforceable and that achieves the same objective.

        Section 3.6    Counterparts; Facsimile Delivery.    This Amendment may be signed in any number of counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. For purposes of this Amendment, a document (or signature page thereto) signed and transmitted by facsimile machine, telecopier or electronic mail (including in PDF format) is to be treated as an original document. The signature of any party thereon, for purposes hereof, shall be considered as an original signature, and the document transmitted shall be considered to have the same binding effect as an original signature on an original document. At the request of any party, any facsimile, telecopy or scanned document shall be re-executed in original form by the parties who executed the facsimile, telecopy or scanned document. No party may raise the use of a facsimile machine, telecopier or electronic mail or the fact that any signature was transmitted through the use of a facsimile, telecopier or electronic mail as a defense to the enforcement of this Amendment or any amendment or other document executed in compliance with this Amendment.

        Section 3.7    Headings.    The descriptive headings of the several sections of this Amendment were formulated, used and inserted in this Amendment for convenience only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.

Annex F-24

        IN WITNESS WHEREOF, Hanover and the Seller have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first above written.

HANOVER CAPITAL MORTGAGE HOLDINGS., INC.
By:	/s/ JOHN A. BURCHETT Name: John A. Burchett Title: Chairman and Chief Executive Officer
TABERNA PREFERRED FUNDING I, LTD.
By:	Taberna Capital Management, LLC
By:	/s/ HOWARD D. ALTSCHUL Name: Howard D. Altschul Title: Managing Director

Annex F-25

 EXHIBIT A

AMENDMENT NO. 1
TO
AMSTER EXCHANGE AGREEMENT

(see Annex E)

Annex F-26

 Annex G

AMENDMENT NO. 1
HANOVER CAPITAL MORTGAGE HOLDINGS, INC. 1999 EQUITY INCENTIVE PLAN	DRAFT DATE: 10/31/08
Adopted Effective as of	APPROVAL DATE:

AMENDMENT

Article 5.1 of the Hanover Capital Mortgage Holdings, Inc. 1999 Equity Incentive Plan (the "Plan") shall be amended, effective as the date the Stockholders approve this amendment, to read in its entirety as follows:

    Article 5.1    Number of Shares Under Plan.    Subject to Section 8.12, Awards may be granted under the Plan in respect of up to 3,000,000 of the shares. Shares issued under the Plan may consist in whole or in part of the authorized but unissued Shares or Treasury Shares.

Annex G-1

 Annex H

VOTING AGREEMENT

        VOTING AGREEMENT, dated as of September 29, 2008 (this "Agreement"), among Walter Industries, Inc., a Delaware corporation ("Walter"), JWH Holding Company, LLC, a Delaware limited liability company ("JWH"), and each of the stockholders of Hanover Capital Mortgage Holdings, Inc., a Maryland corporation ("Hanover"), signatory hereto (each, a "Stockholder" and, collectively, the "Stockholders"), and, solely for the purposes of Section 5.2 hereof, Hanover.

W I T N E S S E T H:

        WHEREAS, concurrently with the execution of this Agreement, Walter, JWH, and Hanover are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the "Merger Agreement") pursuant to which, among other things, JWH will merge into Hanover (the "Merger"), the separate existence of JWH shall cease and Hanover shall continue as the surviving corporation (the "Surviving Corporation") and, except as otherwise provided in the Merger Agreement, shares of common stock of Hanover, par value $0.01 per share (the "Common Stock"), issued and outstanding immediately prior to the Effective Time shall be combined into fully paid and non-assessable shares of common stock of the Surviving Corporation, par value $0.01 per share (the "Surviving Corporation Common Stock"), at the rate specified in the Merger Agreement.

        WHEREAS, as a condition and inducement to Walter and JWH entering into the Merger Agreement, Walter and JWH have required that the Stockholders agree, and the Stockholders have agreed, to enter into this Agreement and perform the covenants and obligations with respect to the Covered Shares (as hereinafter defined) set forth herein.

        NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

GENERAL

        1.1.    Defined Terms.    The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

        "Beneficial Ownership" by a Person of any securities includes ownership by any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term "beneficial ownership" as defined in Rule 13d-3 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended; provided that for purposes of determining Beneficial Ownership, a Person shall be deemed to be the Beneficial Owner of any securities which may be acquired by such Person pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing). The terms "Beneficially Own" and "Beneficially Owned" shall have a correlative meaning.

Annex H-1

        "Covered Shares" means, with respect to each Stockholder, such Stockholder's Existing Shares, together with any shares of Common Stock or other voting stock of Hanover and any securities convertible into or exercisable or exchangeable for shares of Common Stock or other voting stock of Hanover, in each case that such Stockholder acquires Beneficial Ownership of on or after the date hereof.

        "Encumbrance" means any security interest, pledge, mortgage, lien (statutory or other), charge, option to purchase, lease or other right to acquire any interest or any claim, restriction, covenant, title defect, hypothecation, assignment, deposit arrangement or other encumbrance of any kind or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement).

        "Existing Shares" means, with respect to each Stockholder, any shares of Common Stock Beneficially Owned or owned of record by such Stockholder.

        "Person" means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity, or any group comprised of two or more of the foregoing.

        "Representatives" means the officers, directors, employees, agents, advisors and Affiliates of a Person.

        "Transfer" means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, Encumbrance, hypothecation or similar disposition of (by merger, by testamentary disposition, by operation of law or otherwise).

ARTICLE II

VOTING

        2.1.    Agreement to Vote.    At the Hanover Stockholders Meeting or any other meeting of the Hanover Stockholders, however called, including any adjournment or postponement thereof, or in connection with any written consent of the Hanover Stockholders, each Stockholder shall, in each case to the fullest extent that such Stockholder's Covered Shares are entitled to vote thereon or consent thereto:

          (a)    appear at each such meeting or otherwise cause the Covered Shares to be duly counted as present thereat for purposes of calculating a quorum; and

          (b)    vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of such Stockholder's Covered Shares (i) in favor of proposals to approve (w) the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement, including the amendment and restatement of the Charter as set forth in the Amended and Restated Charter and the Merger Share Issuance, (x) the Exchange Share Issuance, (y) the Plan Amendment and (z) any other action reasonably requested by Walter in furtherance of any of the foregoing; (ii) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Hanover contained in the Merger Agreement, or of any Stockholder contained in this Agreement; and (iii) against any Hanover Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or this

Annex H-2

  Agreement or the performance by such Stockholder of its obligations under this Agreement, including, without limitation: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Hanover or its Subsidiaries (other than the Merger); (B) a sale, lease or transfer of a material amount of assets of Hanover or any of its Subsidiaries or a reorganization, recapitalization or liquidation of Hanover or any of its Subsidiaries except as contemplated by the Merger Agreement; (C) an election of new members to the board of directors of Hanover, other than nominees for election as directors of Hanover who are serving as directors of Hanover on the date of this Agreement, who are nominated by Hanover's Board of Directors or who are expressly contemplated by the Merger Agreement in connection with the consummation of the Merger; (D) any material change in the present capitalization or dividend policy of Hanover or any amendment or other change to Hanover's charter or Bylaws, except as specified in the Amended and Restated Charter and the Amended and Restated Bylaws or if approved by Walter in writing; or (E) any other material change in Hanover's corporate structure or business except as contemplated by the Merger Agreement.

        2.2.    No Inconsistent Agreements.    Each Stockholder hereby represents, warrants, covenants and agrees that, except for this Agreement, such Stockholder (a) has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to such Stockholder's Covered Shares and (b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to such Stockholder's Covered Shares that is inconsistent with this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

        3.1.    Representations and Warranties of the Stockholders.    Each Stockholder hereby severally, and not jointly, represents and warrants to Walter and JWH as follows:

          (a)    Organization; Authorization; Validity of Agreement; Necessary Action.    Such Stockholder has the legal capacity and all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each Stockholder and, assuming this Agreement constitutes a valid and binding obligation of Walter and JWH, constitutes a valid and binding obligation of such Stockholder, enforceable against it in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of law or a court of equity, and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

          (b)    Ownership.    Such Stockholder Beneficially Owns or is the record holder of the number of Existing Shares set forth below its name on the signature page hereto, and such Stockholder's Existing Shares are, and all of such Stockholder's Covered Shares owned from the date hereof through and on the Closing Date will be, Beneficially Owned or owned of record by such Stockholder. Such Stockholder has good and marketable title to such Stockholder's Existing Shares, free and clear of any Encumbrances. As of the date hereof, such Stockholder's Existing Shares constitute all of the shares of Common Stock Beneficially Owned or owned of record by such Stockholder. Such Stockholder has and will have at all times through the Closing Date sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article II hereof, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Stockholder's Existing Shares and with respect to all of the Covered Shares owned of record or Beneficially Owned by such Stockholder at all times through the Closing Date.

Annex H-3

 ARTICLE IV

OTHER COVENANTS

        4.1.    Prohibition on Transfers, Other Actions.    Each Stockholder shall not, subject to the continuation of any Encumbrances on Covered Shares existing as of the date hereof, (i) Transfer any of such Stockholder's Covered Shares or any interest therein, except, in the case of individual stockholders, for Transfers to charities, charitable trusts or other charitable organizations under Section 501(c)(3) of the Internal Revenue Code, lineal trust or other entity for the benefit of one or more of the foregoing persons, provided that the transferee agrees to be bound by the terms of this Voting Agreement, (ii) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, any of such Stockholder's representations, warranties, covenants and obligations under this Agreement or (iii) take any action that could restrict or otherwise affect such Stockholder's legal power, authority or right to comply with and perform any of such Stockholder's covenants and obligations under this Agreement.

        4.2.    Stock Dividends, etc.    In the event of a stock split, stock dividend or distribution, or any change in the Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms "Existing Shares" and "Covered Shares" shall be deemed to refer to and include such shares as well as any and all securities into which or for which any or all of such shares may be changed or exchanged or which are issued or received in such transaction.

        4.3.    Further Assurances.    From time to time, at Walter's request and without further consideration, each Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to effect the actions and consummate the transactions contemplated by this Agreement.

ARTICLE V

MISCELLANEOUS

        5.1.    Termination.    This Agreement shall terminate and be of no further force or effect upon the earlier to occur of (i) the Closing, (ii) the date of termination of the Merger Agreement in accordance with its terms and (iii) solely with respect to Amster Trading Company or Ramat Securities LTD, the date of termination of the Exchange Agreement by and among Hanover, Amster Trading Company and Ramat Securities LTD, dated as of the date hereof, in accordance with its terms. Nothing in this Section 5.1 shall relieve or otherwise limit any party of liability for willful breach of this Agreement.

        5.2.    Stop Transfer Order.    In furtherance of this Agreement, each Stockholder hereby authorizes and instructs Hanover to instruct its transfer agent to enter a stop transfer order with respect to all of such Stockholder's Covered Shares. As promptly as practicable after the date of this Agreement Hanover shall give such stop transfer instructions to the transfer agent for the Common Stock. Notwithstanding the foregoing, and without limiting the obligations of the Stockholders pursuant to Section 4.1 hereof, to the extent that Hanover or its transfer agent determines that entry or enforcement of any stop transfer order is not reasonably practicable in respect of Covered Shares that are registered on behalf of any Stockholder in street name, Hanover shall not be required to instruct its transfer agent to enter any such stop transfer order in respect of such street name registered Covered Shares.

        5.3.    No Ownership Interest.    Nothing contained in this Agreement shall be deemed to vest in Walter or JWH any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the applicable Stockholder, and neither Walter nor JWH shall

Annex H-4

have any authority to direct any Stockholder in the voting or disposition of any of the Covered Shares, except as otherwise expressly provided herein.

        5.4.    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (upon telephonic confirmation of receipt), on the first Business Day following the date of dispatch if delivered by a recognized next day courier service or on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, post prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

          (a)    if to Walter to:

      Walter Industries, Inc.
      4211 W. Boy Scout Boulevard, 10th Floor
      Tampa, Florida 33607-5724
      Attention: General Counsel
      Facsimile: (813) 871-4430

      with a copy to:

      Simpson Thacher & Bartlett LLP
      425 Lexington Avenue
      New York, New York 10017
      Attention: Peter J. Gordon, Esq.
      Facsimile: (212) 455-2502

          (b)    if to Hanover (for purposes of Section 5.2) to:

      Hanover Capital Mortgage Holdings, Inc.
      200 Metroplex Drive
      Edison, New Jersey 08817
      Attention: General Counsel
      Facsimile: (732) 548-0286

      with a copy to:

      Thacher Proffitt & Wood LLP
      Two World Financial Center
      New York, New York 10281
      Attention: Mark I. Sokolow, Esq.
      Facsimile: (212) 912-7751

          (c)    if to any Stockholder, then at the address set forth below its name on the signature page hereto.

        5.5.    Interpretation.    The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        5.6.    Counterparts.    This Agreement may be executed by facsimile and in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts

Annex H-5

have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

        5.7.    Entire Agreement.    This Agreement and, to the extent referenced herein, the Merger Agreement, together with the Transaction Agreements and the several agreements and other documents and instruments referred to herein or therein or annexed hereto or thereto, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

        5.8.    Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

          (a)    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland, without regard to conflicts of laws principles. Each party irrevocably consents to and submits to the jurisdiction, including the personal jurisdiction, of (i) any Maryland State court and (ii) any Federal court of the United States sitting in the State of Maryland, solely for the purposes of any suit, action or other proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby. Each party agrees to commence any suit, action or proceeding relating hereto only in any Federal court of the United States sitting in the State of Maryland or, if such suit, action or other proceeding may not be brought in such court for reasons of subject matter jurisdiction, in any Maryland State court. Each party irrevocably and unconditionally waives any objection to the laying of venue of any suit, action or proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby in (i) any Maryland State court, and (ii) any Federal court of the United States sitting in the State of Maryland, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each party further irrevocably consents to the service of process out of any of the aforementioned courts in any such suit, action or other proceeding by the mailing of copies thereof by registered mail to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided that nothing in this Section 5.8 shall affect the right of any party to serve legal process in any other manner permitted by law. The consent to jurisdiction set forth in this Section 5.8 shall not constitute a general consent to service of process in the State of Maryland and shall have no effect for any purpose except as provided in this Section 5.8. The parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

          (b)    Each party hereto acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or related to this Agreement, or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (I) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (II) each party understands and has considered the implications of this waiver, (III) each party makes this waiver voluntarily and (IV) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 5.8.

        5.9.    Amendment; Waiver.    This Agreement may not be amended except by an instrument in writing signed by Walter and, to the extent such amendment relates to a Stockholder, such Stockholder, provided that any amendment to Section 5.2 shall also require the written consent of Hanover. Each party may waive any right of such party hereunder by an instrument in writing signed by such party and delivered to the other parties hereto.

Annex H-6

        5.10.    Remedies.    (a) Each party hereto acknowledges that monetary damages would not be an adequate remedy in the event that any covenant or agreement in this Agreement is not performed in accordance with its terms, and it is therefore agreed that, in addition to and without limiting any other remedy or right it may have, the non-breaching party shall have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof. Each party hereto shall not oppose the granting of such relief in the event a court determines that such a breach has occurred and shall waive any requirement for the securing or posting of any bond in connection with such remedy.

          (b)    All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

        5.11.    Severability.    If any provision of this Agreement or the application of any such provision to any person or circumstance shall be declared to be invalid, unenforceable or void, such declaration shall not have the effect of invalidating or voiding the remainder of this Agreement, it being the intent and agreement of the parties hereto that this Agreement shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent or, if such modification is not possible, by substituting therefor another provision that is valid, legal and enforceable and that achieves the same objective.

        5.12.    Successors and Assigns; Third Party Beneficiaries.    Neither this Agreement nor any of the rights or obligations of any party under this Agreement shall be assigned, in whole or in part (by operation of law or otherwise), by any party without the prior written consent of Walter and the Stockholders. Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

[Remainder of this page intentionally left blank]

Annex H-7

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

WALTER INDUSTRIES, INC.
By:	/s/ VICTOR P. PATRICK
Name: Victor P. Patrick
Title: Vice Chairman

JWH HOLDING COMPANY, LLC
By:	/s/ MARK J. O'BRIEN
Name: Mark J. O'Brien
Title: President and Chief Executive Officer

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. (solely for purposes of Section 5.2)
By:	/s/ JOHN A. BURCHETT
Name: John A. Burchett
Title: Chief Executive Officer and President

Annex H-8

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

John A. Burchett 200 Metroplex Drive, Suite 100 Edison, New Jersey 08817 Existing Shares: 645,185

/s/ JOHN A. BURCHETT Name: John A. Burchett
Irma N. Tavares 200 Metroplex Drive, Suite 100 Edison, New Jersey 08817 Existing Shares: 225,487

/s/ IRMA N. TAVARES Name: Irma N. Tavares
Amster Trading Company 23811 Chagrin Blvd. #200 Beachwood, Ohio 44122 Existing Shares: 500
By:	/s/ HOWARD AMSTER
Name: Howard Amster
Title: President
Ramat Securities, LTD 23811 Chagrin Blvd. #200 Beachwood, Ohio 44122 Existing Shares: 0
By:	/s/ HOWARD AMSTER
Name: Howard Amster
Title: Member

Annex H-9

 ASSIGNMENT AND ASSUMPTION AGREEMENT

        This ASSIGNMENT AND ASSUMPTION AGREEMENT (this "Assignment") is entered into as of February 6, 2009, by and among Walter Industries, Inc., a Delaware Corporation ("Walter"), JWH Holding Company, LLC, a Delaware limited liability company (the "Assignor"), Walter Investment Management LLC, a Delaware limited liability company (the "Assignee"), Hanover Capital Mortgage Holdings, Inc., a Maryland corporation ("Hanover"), and each of the stockholders of Hanover signatory hereto (each, a "Stockholder" and, collectively, the "Stockholders" and, together with Walter, Assignor, Assignee, and Hanover, the "Parties"), with respect to that certain Voting Agreement, dated September 29, 2008 (the "Voting Agreement"), by and among Walter, the Assignor, Hanover, and the Stockholders. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed thereto in the Voting Agreement.

RECITALS

        WHEREAS, concurrently with the execution of this Assignment, Walter, the Assignor, the Assignee and Hanover entered into a Second Amended and Restated Agreement and Plan of Merger, dated as of February 6, 2009 (the "Restated Merger Agreement), amending and restating the Merger Agreement, as previously amended and restated by the Amended and Restated Agreement and Plan of Merger, dated as of October 28, 2008, and pursuant to which, among other things, Assignee will merge into Hanover (the "Amended Merger"), the separate existence of Assignee shall cease and Hanover shall continue as the surviving corporation;

        WHEREAS, as a condition and inducement to Walter and the Assignor to enter into the Merger Agreement, Walter and the Assignor required the Stockholders to enter into the Voting Agreement, pursuant to which the Stockholders have agreed to vote their Covered Shares in favor of proposals to approve the Merger and other transactions contemplated by the Merger Agreement, and against proposals intended to impede or adversely affect the Merger or any of the transactions contemplated in connection therewith; and

        WHEREAS, in accordance with Section 5.12 of the Voting Agreement, Walter and the Stockholders acknowledge and consent to the assignment of, and Assignor desires to assign to Assignee and Assignee desires to assume all of, Assignor's rights and obligations under the Voting Agreement.

        NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is acknowledged by all Parties, the Parties hereby agree as follows:

        1.    Assignment and Assumption.    Assignor does hereby assign, and Assignee does hereby assume, all of Assignor's rights and obligations under the Voting Agreement.

        2.    Consent to Assignment.    Walter, Hanover, and each of the Stockholders hereby consent to the assignment set forth in Section 1 hereof.

        3.    Confirmation of Obligations.

          a.     Each of the Parties hereto acknowledges and agrees that the term "Merger," as defined and used in the Voting Agreement, is intended to, and does, have the meaning ascribed to such term in the Merger Agreement and, as a result of the Restated Merger Agreement and the assignment set forth herein, shall mean the Amended Merger or, if the Merger Agreement is further amended, supplemented, restated or otherwise modified, shall have such other meaning as is ascribed to such term in the Merger Agreement as so amended, supplemented, restated or otherwise modified.

          b.     Each Stockholder hereby acknowledges and agrees that the proposal to approve the New Plan (as such term is defined in the Merger Agreement) and the separate proposals to approve the amendment and restatement of Hanover's charter as set forth in the Amended and Restated

Annex H-10

  Charter have been reasonably proposed by Walter pursuant to Section 2.1(b)(i)(z) of the Voting Agreement.

        4.    Voting Agreement.    Each of the Parties expressly acknowledges and agrees that, except as expressly set forth herein, this Assignment shall not alter, amend, modify or otherwise affect the terms, provisions and conditions of the Voting Agreement, and the Voting Agreement, as amended hereby, is hereby ratified and confirmed and shall be deemed for all purposes in full force and effect.

        5.    Binding Effect.    This Assignment shall be binding upon each of the Parties and their respective successors and assigns. The Parties hereto shall execute and deliver such further and additional instruments, agreements and other documents as may be necessary to evidence or carry out the provisions of this Assignment.

        6.    Governing Law.    This Assignment shall be governed by, and construed in accordance with, the laws of the State of Maryland, without regard to conflicts of laws principles. Each Party irrevocably consents to and submits to the jurisdiction, including the personal jurisdiction, of (i) any Maryland State court and (ii) any Federal court of the United States sitting in the State of Maryland, solely for the purposes of any suit, action or other proceeding between any of the parties hereto arising out of this Assignment or any transaction contemplated hereby.

        7.    Severability.    If any provision of this Assignment or the application of any such provision to any person or circumstance shall be declared to be invalid, unenforceable or void, such declaration shall not have the effect of invalidating or voiding the remainder of this Assignment, it being the intent and agreement of the parties hereto that this Assignment shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent or, if such modification is not possible, by substituting therefor another provision that is valid, legal and enforceable and that achieves the same objective.

        8.    Execution in Counterparts.    This Assignment may be executed by facsimile and in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Annex H-11

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

WALTER INDUSTRIES, INC.
By:	/s/ VICTOR P. PATRICK
Name: Victor P. Patrick
Title: Vice Chairman

JWH HOLDING COMPANY, LLC
By:	/s/ MARK J. O'BRIEN
Name: Mark J. O'Brien
Title:

WALTER INVESTMENT MANAGEMENT LLC
By:	/s/ MARK J. O'BRIEN
Name: Mark J. O'Brien
Title: President and CEO

Acknowledged:
HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
By:	/s/ JOHN A. BURCHETT
Name: John A. Burchett
Title: Chairman and Chief Executive Officer

Annex H-12

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

John A. Burchett 200 Metroplex Drive, Suite 100 Edison, New Jersey 08817 Existing Shares: 645,185

/s/ JOHN A. BURCHETT
Name: John A. Burchett
Irma N. Tavares 200 Metroplex Drive, Suite 100 Edison, New Jersey 08817 Existing Shares: 225,487

/s/ IRMA N. TAVARES
Name: Irma N. Tavares
Amster Trading Company 23811 Chagrin Blvd. #200 Beachwood, Ohio 44122 Existing Shares: 500
By:	/s/ HOWARD AMSTER
Name: Howard Amster
Title: President
Ramat Securities, LTD 23811 Chagrin Blvd. #200 Beachwood, Ohio 44122 Existing Shares: 0
By:	/s/ DAVID ZLATIN
Name: David Zlatin
Title: Chief Operating Officer

Annex H-13

 Annex I

SOFTWARE LICENSE AGREEMENT

        This SOFTWARE LICENSE AGREEMENT (the "Agreement") made and entered into this 29th day of September, 2008 ("Effective Date") by and between Hanover Capital Mortgage Holdings, Inc., a corporation duly organized and existing under the laws of the State of Maryland and having principal offices at 200 Metroplex Drive, Suite 100, Edison, New Jersey 08817 ("Hanover"), and JWH Holding Company, LLC, a limited liability company duly organized and existing under the laws of the State of Delaware and having principal offices at 4211 W. Boy Scout Boulevard, Tampa, Florida 33607 ("JWH", and together with Hanover, the "Parties" and each a "Party").

        WHEREAS, Hanover or its affiliates own or has licensed intellectual property rights to certain computer software, systems and related items; and

        WHEREAS, Hanover wishes to grant to JWH, and JWH wishes to obtain from Hanover, a perpetual license to use such software, systems and related items;

        NOW THEREFORE, in consideration of the premises and the mutual promises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

SECTION 1—GRANT OF LICENSE

        1.1.    License.    Hanover, on behalf of itself and its affiliates, grants to JWH and its affiliates (together with permitted assignees pursuant to Section 7.4, the "Licensees") a perpetual, non-exclusive, non-transferable (except as permitted in Section 7.4) license under all of its applicable intellectual property rights to (i) use, copy, distribute, perform, display, digitally display and (except for the current system administration module in Asset Onsite) create derivative works, upgrades, updates, modifications, enhancements, new releases or improvements ("Modifications") to the software, systems and related items described on Exhibit A, including the Source Materials (subject to the conditions on their release to JWH in the Escrow Agreement defined in Section 1.3) and all related documentation in existence (collectively, the "Software"). Licensees may sublicense the above license to third-party contractors and consultants solely in connection with installing, testing, hosting, maintaining, supporting and creating Modifications to the Software and/or assisting Licensees' own exercise of their licensed rights, but in no event for other use by (or the independent benefit of) such non-affiliated entities.

        1.2.    Fees.

          (a)    If the merger contemplated in the Agreement and Plan of Merger dated as of the Effective Date ("Merger Agreement") among Walter Industries, Inc., JWH and Hanover is not consummated on or prior to December 31, 2008, and the Merger Agreement has not been terminated on or prior to such date, JWH shall pay to Hanover a fee of $1 million (one million dollars) for the license in Section 1.1 within 10 business days thereafter, and upon such payment the license in Section 1.1 shall be deemed fully paid-up as of December 31, 2008.

          (b)    If the Merger Agreement terminates prior to December 31, 2008 and either the Hanover Termination Fee or the Walter Termination Fee referred to in the Merger Agreement has been paid, the license in Section 1.1 shall be deemed fully paid-up as of such date of termination.

        1.3.    Source Code.    Within 30 days after the Effective Date, Hanover shall deposit with a reputable, mutually-agreed escrow agent, pursuant to that agent's standard escrow agreement (the "Escrow Agreement"), which shall contain standard release conditions and other conditions or terms agreed upon by the parties and the escrow agent, a complete and current copy of the source code and all designs, instructions and related materials sufficient to allow a reasonably skilled programmer to

Annex I-1

maintain, support and update the Software ("Source Materials"). The Escrow Agreement shall be considered "an agreement supplementary to" this Agreement (and the license in Section 1.1) for purposes of 11 U.S.C. § 365(n)(1)(B). Any fees payable to the escrow agent associated with the Escrow Agreement shall be paid by JWH. The Escrow Agreement shall provide, among other things, that the Licensees shall be granted access to the Source Materials on the earliest date of the following: (i) the date on which the merger contemplated in the Merger Agreement is consummated, (ii) December 31, 2008, or (iii) the date the Merger Agreement is terminated and either the Hanover Termination Fee or Walter Termination Fee referred to in the Merger Agreement has been paid.

SECTION 2—OWNERSHIP

        2.1.    Ownership.    JWH agrees that, as between Hanover and Licensees, Hanover is the sole and exclusive owner of all rights and intellectual property rights in the Software. Hanover agrees that, as between Hanover and Licensees, the Licensees are the sole and exclusive owner of all rights and intellectual property rights in those Modifications which are made by a Licensee and/or its agents. Each Party shall, upon the reasonable request and expense of the other Party, take further actions and execute additional documents to establish and perfect the requesting Party's above rights.

        2.2.    No Contest.    Each Party agrees not to directly or indirectly question or contest the other Party's intellectual property rights relating to the Software or Modifications, except in an Action, as that term is later defined, between the Parties. Neither Party shall contest the enforceability of this Agreement, including without limitation in any claim action, suit or proceeding ("Action").

SECTION 3—PARTIES' OBLIGATIONS

        3.1.    Delivery.    Hanover shall deliver to JWH, who shall, at its own cost (and with the assistance of third-party contractors, at its discretion), install and test the Software on Exhibit A.

        3.2.    Legends.    JWH shall not remove any copyright or other notice or legend contained or included in the Software.

        3.3.    Limitations.    Hanover is not responsible for providing JWH with any training, maintenance, support or help-desk assistance with respect to the Software, other than providing (i) the documentation already in existence and included within the Software or Source Materials and (ii) reasonable cooperation to JWH and JWH's third-party contractors in connection with their own efforts in installing, testing, maintaining and supporting the Software (provided that Hanover is not required to incur any out-of-pocket expenses in this regard and that Hanover is entitled to reasonable hourly compensation if such cooperation requires a significant time commitment). JWH must procure, at its own expense, all hardware, third-party software licenses or other third-party items necessary to operate the Software, at its own expense.

SECTION 4—WARRANTIES AND INDEMNITY

        4.1.    By Each Party.    Each Party represents and warrants to the other Party that (i) the warranting Party has the requisite corporate or company power and authority to enter into this Agreement; (ii) the warranting Party's execution, delivery and performance of this Agreement has been duly authorized by all requisite corporate or company action on its part; (iii) this Agreement has been duly executed and delivered by the warranting Party and, assuming due authorization, execution and delivery, constitutes a legal, valid and binding agreement, enforceable against the warranting Party in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general equity principles; and (iv) neither the execution and delivery by the warranting Party of this Agreement or compliance and performance with any of the provisions hereof results in a default (or an event that, with notice or lapse of time or both, would become a default) or gives rise to any right of termination by any third Party, cancellation,

Annex I-2

amendment or acceleration of any obligation or the loss of any benefit under, any contract binding the warranting Party.

        4.2.    Ownership/Infringement.    Hanover represents and warrants to JWH that (i) it or its affiliates own or has licensed rights to intellectual property rights in the Software sufficient to grant the license in Section 1.1; (ii) the Software as provided is fully operational, performs in material compliance with its documentation and, to Hanover's knowledge, is free of all bugs, errors, defects, viruses and other corruptants; and (iii) the use and enjoyment of the Software (as provided) by Licensees after the Effective Date in a manner consistent with past practice, to Hanover's knowledge, will not infringe or violate the rights of any person or entity.

        4.3.    Indemnity.    Each Party shall defend at its expense, hold harmless and indemnify the other Party and its affiliates and their respective directors, officers, shareholders, agents and employees against any third-party claims, losses, awards, judgments, settlements, costs, fees, expenses, liabilities and damages (including reasonable attorneys' fees and costs of suit) to the extent arising out of or relating to the indemnifying Party's breach of any representations, warranties, covenants or agreements herein.

        4.4.    Procedure.    The indemnified Party shall give prompt written notice to the indemnifying Party of any potential indemnifiable claim. The indemnifying Party shall have sole control of the defense or settlement of the claim, provided that it may not settle any claim that adversely affects the indemnified party without its prior written consent.

        4.5.    Hanover's Options.    Without limiting Hanover's obligations in Section 4.3, in the event of a potential third-party infringement claim against Licensees, Hanover shall have the option, at its expense, to (i) modify or replace all or the infringing part of the Software, provided that the Software's functionality is not materially impaired; (ii) procure for Licensees the right to continue using the infringing part of the Software; or if (i) and/or (ii) is not reasonably feasible, remove all or the infringing part of the Software, and provide reasonable compensation to JWH therefor.

SECTION 5—CONFIDENTIALITY

        5.1.    Obligations.    Each Party (a "Receiving Party") agrees to treat any confidential or proprietary information that is furnished to it or its representatives by the other Party or its representatives (a "Disclosing Party") pursuant to this Agreement, regardless of the media or form in which such information is provided, created or stored (the "Confidential Information") in confidence. "Confidential Information" shall include any information identified as such by the Disclosing Party or which by its nature the Receiving Party should reasonably recognize to be confidential or proprietary in nature. The Receiving Party shall protect the Confidential Information in the same manner in which it protects its own Confidential Information of a similar nature or value and in no event with anything less than reasonable measures. The Receiving Party shall not (i) use Confidential Information for any purpose other than in connection with this Agreement or (ii) disclose, publish, share or make available any Confidential Information to any other person or entities, other than its employees and accountants, attorneys or other professionals or providers of services (with respect to whom, other than employees or attorneys who are otherwise bound by confidentiality agreements or other obligations of confidentiality, the foregoing are made pursuant to written non-disclosure agreements which impose obligations as rigorous as those set forth herein) who "need to know" it for the Receiving Party to perform under or enjoy the benefits of this Agreement or for the operations of the Receiving Party's business.

        5.2.    Exceptions.    "Confidential Information" does not include information which (i) is already in the Receiving Party's possession, provided that such information is not known by the Receiving Party to be subject to another confidentiality agreement with or other obligation of secrecy to the Disclosing Party or another party; or (ii) becomes generally available to the public or industry other than as a

Annex I-3

result of a disclosure by the Receiving Party; (iii) becomes available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party, provided that such source is not known by the Receiving Party to be bound by a confidentiality agreement with or other obligation of secrecy to the Disclosing Party or another party; or (iv) is required to be disclosed pursuant to applicable statute, law, rule, regulation, subpoena, court order or legal process, provided that the Receiving Party shall promptly inform the Disclosing Party of any such requirement and cooperate with all attempts by the Disclosing Party to obtain a court order or similar treatment.

SECTION 6—TERM

        The term of this Agreement commences as of the Effective Date and lasts in perpetuity. Without limiting either Party's right under Section 7.11, each Party agrees that termination shall not be an available remedy for any dispute arising out of this Agreement.

SECTION 7—MISCELLANEOUS

        7.1.    Notice.    All notices hereunder shall be in writing and shall be deemed given upon (a) confirmed receipt of a facsimile transmission, (b) confirmed delivery of a standard overnight courier or when delivered by hand or (c) five business days after the date mailed by certified or registered mail (return receipt requested), postage prepaid, to the Parties at the following addresses (or at such other addresses for a Party as shall be specified by like notice):

    If to Hanover:

      Hanover Capital Mortgage Holdings, Inc.
      200 Metroplex Drive Suite 100 Edison, New Jersey 08817
      Attention: General Counsel
      Facsimile: (732) 548-0286

    with a copy (which shall not constitute effective notice) to:

      Thacher Proffitt & Wood LLP
      Two World Financial Center
      New York, New York 10281
      Attention: Mark I. Sokolow
      Facsimile: (866) 890-7725

    If to JWH:

      JWH Holding Company, LLC
      4211 W. Boy Scout Boulevard, 10th Floor

      Tampa, Florida 33607-5724
      Attention: General Counsel
      Facsimile: (813) 871-4430

    with a copy (which shall not constitute effective notice) to:

      Simpson Thacher & Bartlett LLP
      425 Lexington Avenue
      New York, New York 10017
      Attention: Peter J. Gordon, Esq. and Lori E. Lesser, Esq.
      Facsimile: (212) 455-2502

        7.2.    Certain Construction Rules.    The article and section headings in this Agreement are for reference purposes only and shall not affect the interpretation of this Agreement.

Annex I-4

        7.3.    Severability.    If any provision of this Agreement or the application of any such provision to any person or entity or circumstance, shall be declared judicially to be invalid, unenforceable or void, such decision shall not have the effect of invalidating or voiding the remainder of this Agreement, it being the Parties' intent and agreement that this Agreement shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent or by substituting another provision that is legal and enforceable and that achieves the same objective.

        7.4.    Assignment; Binding Effect.    Neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned by a Party (whether by operation of law or otherwise) without the prior written consent of the other Party, except (i) to an affiliate or (ii) in connection with a merger, reorganization (including in bankruptcy), change of control or sale of all or substantially all of the assets or business to which this Agreement relates. In the event of a permitted assignment hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

        7.5.    No Third Party Beneficiaries.    No person or entity (other than as specified in this Agreement) shall be deemed a third party beneficiary under or by reason of this Agreement.

        7.6.    Entire Agreement.    This Agreement constitutes the entire agreement of the Parties and supersedes all prior and contemporaneous agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof. Exhibit A is expressly made a part of, and incorporated by reference into this Agreement.

        7.7.    Governing Law.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed therein.

        7.8.    Jurisdiction.    Each Party irrevocably submits to the jurisdiction of the state or federal courts in New York, New York for the purposes of any Action arising out of this Agreement. Each party unconditionally waives any right to a trial by jury in respect of any such action.

        7.9.    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement.

        7.10.    Specific Performance.    The Parties agree that irreparable damage would occur in the event that the terms of this Agreement were materially breached. Therefore, each Party shall be entitled to seek an injunction to enjoin such breach in the courts set forth in Section 7.8.

        7.11.    Bankruptcy.    The Parties intend and agree that the license in Section 1.1 shall be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code, 11 U.S.C. § 365(n), to the fullest extent permitted by law, a license to rights in "intellectual property" as that term is defined in Section 101 of the U.S. Bankruptcy Code. The Parties intend and agree that the Licensees shall retain and may fully exercise all of their rights and election under Section 365(n) of the Bankruptcy Code, if Hanover enters into bankruptcy and rejects this Agreement.

Annex I-5

        IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the Effective Date.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. (on behalf of itself and its affiliates)
By:	/s/ JOHN A. BURCHETT Name: John A. Burchett Title: President and Chief Executive Officer
JWH HOLDING COMPANY, LLC
By:	/s/ MARK J. O'BRIEN Name: Mark J. O'Brien Title: President and Chief Executive Officer

Annex I-6

 EXHIBIT A

Asset Manager

        Asset Manager, a companion "tape-cracker" product to Asset OnSite, permits field-to-field mapping of asset and pool data from disparate sources (e.g., Excel, MS Access, DBF, ASCII, Fixed Width and EBCDIC formats). The user interface is intuitive, mapping data elements side-by-side. The product also automates mapping of codes and other non-standard source data to standardized table values as well as arithmetic manipulation of values as it converts. Provisions for saving and re-use of mapping schemes are also provided. System architecture is Visual C++ connected to Microsoft SQL server database

Asset OnSite

        Asset OnSite is a web-based portfolio management tool that can be accessed anywhere an internet connection is available. Users can quickly analyze and stratify loan and servicing pools. Standard reports relevant to the asset type are available to analyze every aspect of a pool utilizing the populated data fields. Users can also easily create their own customized reports using multiple cross-tabs, which can be saved for later use or used only once. Custom filters can be applied to create sub-pools, which can be named and stored separately. Customized extracts allow for export to other databases. Images of loan documents can be loaded and stored adjacent to loan level data. System architecture is Microsoft ASP.NET connected to Microsoft SQL server database. The license in Section 1.1 includes both the current version of Asset OnSite and the prior version, subject to the limitation in Section 1.1 for the current version.

Busch Analytics

        Busch Analytics is a sophisticated servicing analysis tool that can be used to evaluate pools of serviced loans and generate pricing and reporting information. System architecture is Microsoft ASP and ASP.NET connected to Microsoft SQL server database

Auction Platform

        Hanover owns an auction platform, programmed by ISI (Intraprise Solutions, Inc.) that is used to control and support the sale of assets. It provides a real-time bid-ladder that enables bidders and sellers to see the bids as they are entered. The system is configured so that the seller can see the bidder's names, but the bidders can only see the bid amount. A version of this platform is currently being used by The Debt Exchange for the FDIC. System architecture is Microsoft ASP, ASP.NET and Adobe Flash connected to Microsoft SQL server database

Loan Performance Risk Surveillance System (LP RSS)

        Hanover has created a loan surveillance system to manage the loans in our bond portfolios as well as track delinquent loans. In addition to the main reporting modules, which create our monthly risk books, there are several other modules such as Delinquency tracking, Static Pool Analysis, Delinquency Trend Analysis, Disaster Monitoring and Housing Shock Analysis. The delinquency tracking modules track the delinquent loans in our securities. The application maintains a database of all delinquent loans, BPOs and comments and calculates expected losses based on state specific parameters. The static pool analysis allows a user to see historical information on a filtered set of loans. Disaster monitoring allows a user to create a disaster area and create a collateral profile report based on the disaster area. You can also shock the portfolio and see what effect a decline/increase in value may have on our losses. Access to the system is granted via a user name and password that is authenticated to a database. Each user has access to specific modules team depending upon their user roles. System

Annex I-7

architecture is Microsoft Access/VBA Data Project and Microsoft ASP.NET connected to Microsoft SQL server database. Reports are Microsoft Access.

Hanover Collateral Reporting System

        Reporting system for creating over-concentration reports and acts as an additional report generator for running summary stratification reports. This system also contains the filter builder which is used throughout the Reporting system and the Surveillance System (LP RSS). The system also has the ability to configure different counties for the addition of new criteria in the over-concentration reports. The system can run any of the modules off of the main LP database or the LP Bidding database. There is also a method to combine the two databases together to see what the effect would be on the current portfolio if you purchased a new bond. Access to the system is granted via a user name and password that is authenticated to the STARS database. The system also utilizes forms authentication to prevent unauthorized access. System architecture is Microsoft ASP.NET / VB.NET connected to Microsoft SQL server database. Reporting tool is Crystal Reports for .NET.

STARS

        STARS (Securities Tracking and Reporting System) is a trade ticket based securities tracking and reporting application that serves as the sub-ledger to the company's general ledger (MS Dynamics Solomon IV). The application maintains our B Bond and Agency inventory and provides numerous reporting capabilities. It runs complex accounting calculations such as repo financing, discount accretion, impairments and level yield. STARS has the ability to create transaction ledgers for batch input into our accounting system. STARS runs a roles-based security module for access to screens along with an approval system for all trades. A trade cannot become part of our inventory unless it has past all stages of approval: Trader, Management and Accounting. Access to the system is granted via a user name and password that is authenticated to a database. The system also utilizes forms authentication to prevent unauthorized access. Passwords conform to Hanover's approved password policy. System architecture is Microsoft ASP.NET / VB.NET connected to Microsoft SQL server database. Reporting tool is Crystal Reports for .NET and Microsoft Excel.

Hanover LP / Intex Vector Converter

        Used as a communication tool with our internal trading vendor systems. Creates Intex ramp files from Loan Performance Risk Model excel loss vectors. Converts AFT formatted loss arrays to Intex ramp files. Converts Loan Performance output formats to Intex ramp files. Also used to convert Intex cashflow text files to import into excel or into STARS for calculating level yield. Newest version will have an internal loss model for generating loss adjusted cash flows, similar to Intex. Access to the system is granted via a user name and password that is authenticated to the STARS database. System architecture is Microsoft VB.NET connected to Microsoft SQL server database.

HDMF Pricing Module

        The HDMF pricing module is a sophisticated cash flow generator that is used to price distressed loan pools by taking into account projected losses and servicer advances based on state specific legal guidelines. System architecture is Microsoft ASP.NET connected to Microsoft SQL server database.

Annex I-8

 Form of Assignment of Software License Agreement

        This Assignment of Software License Agreement ("Agreement"), dated as of                                     , 2009, by and among Hanover Capital Mortgage Holdings, Inc. ("Hanover"), JWH Holding Company, LLC ("JWH") and Walter Investment Management LLC ("Spinco", and together with Hanover and JWH, the "Parties" and each a "Party").

W I T N E S S E T H:

        WHEREAS, pursuant to the Second Amended and Restated Agreement and Plan of Merger dated as of February 6, 2009, by and among Hanover, JWH, Spinco and Walter Industries, Inc., to which Hanover and Spinco are both parties (as may be further amended, supplemented, restated, or otherwise modified, the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings ascribed therein), Spinco will merge into Hanover, replacing JWH as the merger counterparty; and

        WHEREAS, in connection with the consummation of the Asset Transfer (the date of such consummation, the "Effective Date"), Hanover and JWH wish for Spinco to assume and continue performance under the Software License Agreement, dated September 29, 2008, by and between Hanover and JWH (the "Software License"), and Spinco agrees to assume and continue such performance;

        NOW, THEREFORE, in consideration of the covenants, agreements and conditions hereafter set forth, and intending to be legally bound hereby, the Parties hereto agree as follows:

        1.     JWH hereby assigns to Spinco, and Spinco assumes, JWH's entire right, title and interest in, and status as a party under, the Software License, effective as of the Effective Date. Each of Hanover, JWH and Spinco hereby acknowledges and agrees that this assignment is permitted to be made without Hanover's consent pursuant to Section 7.4 of the Software License, because it is made (i) to an affiliate of JWH and (ii) in connection with the sale of all or substantially all of the assets or business to which the Software License relates. Notwithstanding the foregoing, and without prejudicing Spinco's right to further assign the Software License without Hanover's consent pursuant to the limited exceptions set forth in Section 7.4 of the Software License, in the event the above assignment is deemed to have required Hanover's consent under Section 7.4 of the Software License, Hanover hereby consents thereto.

        2.     Effective as of the Effective Date, Hanover and JWH each release each other from any past, pending or future obligations, liabilities or claims arising under the Software License, except that JWH and Hanover shall continue to be bound by the obligations set forth in Section 5.1 thereof (Confidentiality Obligations).

        3.     Hanover acknowledges receipt of payment by JWH of $1 million on January 9, 2009, and therefore agrees, pursuant to Section 1.2 of the Software License, that the license in Section 1.1 of the Software License was deemed fully paid-up as of December 31, 2008.

        4.     Each Party agrees to take such further actions and to execute and deliver such further agreements or other instruments reasonably requested by any other Party to further the intent and purposes of this Agreement.

        5.     If and to the extent the Three-Party Escrow Service Agreement ("Escrow Agreement") dated as of December 8, 2008, is deemed not to have terminated prior to the Effective Date, Hanover and JWH agree to use their reasonable best efforts (including obtaining any required consents) to assign to Spinco on or as promptly as reasonably practicable following the Effective Date the status of JWH as "Beneficiary" thereunder. JWH agrees to deliver to Spinco at the Effective Date all originals and copies of the "Deposit Material" (as defined in the Escrow Agreement) in its possession or control.

Annex I-9

        6.     This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed therein. Each Party irrevocably submits to the jurisdiction of the state or federal courts in New York, New York for the purposes of any claim, action, suit or proceeding arising out of this Agreement. Each Party unconditionally waives any right to a trial by jury with respect thereto.

        7.     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be one and the same instrument.

        IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date and year first above written.

Hanover Capital Mortgage Holdings, Inc.
By:
Name:
Title:
JWH Holding Company, LLC
By:
Name:
Title:
Walter Investment Management LLC
By:
Name:
Title:

Annex I-10

 Annex J

FORM OF
2009 LONG-TERM INCENTIVE AWARD PLAN
OF
HANOVER CAPITAL MORTGAGE HOLDINGS, INC.

        Hanover Capital Mortgage Holdings, Inc., a Maryland corporation, has adopted the 2009 Long-Term Incentive Award Plan of Hanover Capital Mortgage Holdings, Inc., (the "Plan"), effective                        , 200      , for the benefit of its eligible employees, consultants and directors.

        The purposes of the Plan are as follows:

          (1)   To provide an additional incentive for directors, Employees and Consultants (as such terms are defined below) to further the growth, development and financial success of the Company by personally benefiting through the ownership of Company stock and/or rights which recognize such growth, development and financial success.

          (2)   To enable the Company to obtain and retain the services of directors, Employees and Consultants considered essential to the long range success of the Company by offering them an opportunity to own stock in the Company and/or rights which will reflect the growth, development and financial success of the Company.

ARTICLE I.

DEFINITIONS

        Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

        1.1.  "Administrator" shall mean the entity that conducts the general administration of the Plan as provided herein. With reference to the administration of the Plan with respect to Options granted to Independent Directors, the term "Administrator" shall refer to the Board. With reference to the administration of the Plan with respect to any other Award, the term "Administrator" shall refer to the Committee unless the Board has assumed the authority for administration of the Plan generally as provided in Section 10.2.

        1.2.  "Award" shall mean an Option, a Restricted Stock award, a Performance Award, a Dividend Equivalents award, a Deferred Stock award, a Stock Payment award or a Stock Appreciation Right which may be awarded or granted under the Plan (collectively, "Awards").

        1.3.  "Award Agreement" shall mean a written agreement executed by an authorized officer of the Company and the Holder which shall contain such terms and conditions with respect to an Award as the Administrator shall determine, consistent with the Plan.

        1.4.  "Award Limit" shall mean 1,200,000 shares of Common Stock, as adjusted pursuant to Section 11.3; provided, however, that solely with respect to Performance Awards granted pursuant to Section 8.2(b), Award Limit shall mean $2,000,000.

        1.5.  "Board" shall mean the Board of Directors of the Company.

        1.6.  "Change in Control" shall mean a change in ownership or control of the Company effected through any of the following transactions:

          (a)   (i) Any person or related group of persons (other than the Company or a person that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company or any person which as of the date of adoption of this Plan by the

Annex J-1

  Board, has "beneficial ownership" (within the meaning of Rule 13d-3 under the Exchange Act) of securities possessing more than 30% of the total combined voting power of the Company's outstanding securities) directly or indirectly acquires beneficial ownership of securities possessing more than 40% of the total combined voting power of the Company's outstanding securities, or

             (ii)  Any person or related group of persons (other than the Company or a person that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) who is not, as of the date of adoption of this Plan by the Board, a beneficial owner of 1% or more of the total combined voting power of the Company's outstanding securities, directly or indirectly acquires beneficial ownership of securities possessing more than 25% of the total combined voting power of the Company's outstanding securities and is, upon the consummation of such acquisition, the beneficial owner of the largest percentage of the total combined voting power of the Company's outstanding securities; or

          (b)   There is a change in the composition of the Board over a period of 36 consecutive months (or less) such that a majority of the Board members (rounded up to the nearest whole number) ceases to be comprised of individuals who either (i) have been Board members continuously since the beginning of such period, or (ii) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board; or

          (c)   The stockholders of the Company approve a merger or consolidation of the Company with any other corporation (or other entity), other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 66 2/3% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; provided, however, that a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person acquires more than 25% of the combined voting power of the Company's then outstanding securities shall not constitute a Change in Control; or

          (d)   The stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale, lease or other disposition by the Company of all or substantially all of the Company's assets.

        1.7.  "Code" shall mean the Internal Revenue Code of 1986, as amended.

        1.8.  "Committee" shall mean the Compensation Committee of the Board, or another committee or subcommittee of the Board, appointed as provided in Section 10.1.

        1.9.  "Common Stock" shall mean the common stock of the Company, par value $.01 per share.

        1.10.  "Company" shall mean Hanover Capital Mortgage Holdings, Inc., a Maryland corporation.

        1.11.  "Consultant" shall mean any consultant or adviser if:

          (a)   The consultant or adviser renders bona fide services to the Company;

          (b)   The services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; and

          (c)   The consultant or adviser is a natural person who has contracted directly with the Company to render such services.

Annex J-2

        1.12.  "Deferred Stock" shall mean an Award under Article VIII of the Plan of the right to receive Common Stock at the end of specified period and under specified conditions.

        1.13.  "Director" shall mean a member of the Board.

        1.14.  "Dividend Equivalent" shall mean a right to receive the equivalent value (in cash or Common Stock) of dividends paid on Common Stock, awarded under Article VIII of the Plan.

        1.15.  "DRO" shall mean a domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder.

        1.16.  "Employee" shall mean any officer or other employee (as defined in accordance with Section 3401(c) of the Code) of the Company, or of any corporation which is a Subsidiary.

        1.17.  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

        1.18.  "Fair Market Value" of a share of Common Stock as of a given date shall be (a) if the Common Stock is traded on the New York Stock Exchange or another securities exchange, the mean of the high and low sales prices (rounded to the nearest $0.01) of a share of Common Stock as reported by the New York Stock Exchange or such other exchange on such date, or if shares were not traded on such date, then on the next preceding date on which a trade occurred; or (b) if the Common Stock is not traded on the New York Stock Exchange or another securities exchange, the fair market value of a share of Common Stock as established by the Administrator acting in good faith based on a reasonable valuation method that is consistent with the requirements of Section 409A of the Code and all other applicable rules and regulations.

        1.19.  "Holder" shall mean a person who has been granted or awarded an Award.

        1.20.  "Incentive Stock Option" shall mean an option which conforms to the applicable provisions of Section 422 of the Code and which is designated as an Incentive Stock Option by the Administrator.

        1.21.  "Independent Director" shall mean a member of the Board who is not an Employee of the Company.

        1.22.  "Non-Qualified Stock Option" shall mean an Option which is not designated as an Incentive Stock Option by the Administrator.

        1.23.  "Option" shall mean a stock option granted under Article IV of the Plan. An Option granted under the Plan shall, as determined by the Administrator, be either a Non-Qualified Stock Option or an Incentive Stock Option; provided, however, that Options granted to Independent Directors and Consultants shall be Non-Qualified Stock Options.

        1.24.  "Performance Award" shall mean a cash bonus, stock bonus or other performance or incentive award that is paid in cash, Common Stock or a combination of both, awarded under Article VIII of the Plan.

        1.25.  "Performance Criteria" shall mean any objective business criterion with respect to the Company, any Subsidiary or any division or operating unit, as determined by the Administrator. Such performance criteria may include, without limitation, one or more of: (a) net income, (b) pre-tax income, (c) operating income, (d) cash flow, (e) earnings per share, (f) return on equity, (g) return on invested capital or assets, (h) cost reductions or savings, (i) funds from operations, (j) appreciation in the fair market value of Common Stock, (k) earnings before any one or more of the following items: interest, taxes, depreciation or amortization and (l) consummations of acquisitions or sales of certain of the Company's assets, subsidiaries or other businesses. With respect to Awards intended to qualify as "performance-based compensation" under Section 162(m)(4)(C) of the Code, "Performance Criteria" shall be limited to the criteria set forth in Section 1.25(a)-(l) above, and such criteria shall be applied only to the extent permissible with respect to such qualification under Section 162(m)(4)(C).

Annex J-3

        1.26.  "Plan" shall mean the 2009 Long-Term Incentive Award Plan of Hanover Capital Mortgage Holdings, Inc.

        1.27.  "Restricted Stock" shall mean Common Stock awarded under Article VII of the Plan.

        1.28.  "Rule 16b-3" shall mean Rule 16b-3 promulgated under the Exchange Act, as such Rule may be amended from time to time.

        1.29.  "Section 162(m) Participant" shall mean any Employee whose compensation for a given fiscal year may be subject to the limit on deductible compensation imposed by Section 162(m) of the Code.

        1.30.  "Securities Act" shall mean the Securities Act of 1933, as amended.

        1.31.  "Stock Appreciation Right" shall mean a stock appreciation right granted under Article IX of the Plan.

        1.32.  "Stock Payment" shall mean (a) a payment in the form of shares of Common Stock, or (b) an option or other right to purchase shares of Common Stock, as part of a deferred compensation arrangement, made in lieu of all or any portion of the compensation, including without limitation, salary, bonuses and commissions, that would otherwise become payable to an Employee or Consultant in cash, awarded under Article VIII of the Plan.

        1.33.  "Subsidiary" shall mean any corporation in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain then owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

        1.34.  "Substitute Award" shall mean an Option granted under this Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock; provided, however, that in no event shall the term "Substitute Award" be construed to refer to an award made in connection with the cancellation and repricing of an Option.

        1.35.  "Termination of Consultancy" shall mean the time when the engagement of a Holder as a Consultant to the Company or a Subsidiary is terminated for any reason, with or without cause, including, but not by way of limitation, by resignation, discharge, death or retirement, but excluding terminations where there is a simultaneous commencement of employment with the Company or any Subsidiary. The Administrator, in its discretion, shall determine the effect of all matters and questions relating to Termination of Consultancy, including, but not by way of limitation, the question of whether a Termination of Consultancy resulted from a discharge for good cause, and all questions of whether a particular leave of absence constitutes a Termination of Consultancy. Notwithstanding any other provision of the Plan, the Company or any Subsidiary has an absolute and unrestricted right to terminate a Consultant's service at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in writing.

        1.36.  "Termination of Directorship" shall mean the time when a Holder who is an Independent Director ceases to be a Director for any reason, including, but not by way of limitation, a termination by resignation, failure to be elected, death or retirement. The Administrator, in its discretion, shall determine the effect of all matters and questions relating to Termination of Directorship with respect to Independent Directors.

        1.37.  "Termination of Employment" shall mean the time when the employee-employer relationship between a Holder and the Company or any Subsidiary is terminated for any reason, with or without cause, including, but not by way of limitation, a termination by resignation, discharge, death, disability or retirement; but excluding (a) terminations where there is a simultaneous reemployment or continuing employment of a Holder by the Company or any Subsidiary, (b) at the discretion of the

Annex J-4

Administrator, terminations which result in a temporary severance of the employee-employer relationship, and (c) at the discretion of the Administrator, terminations which are followed by the simultaneous establishment of a consulting relationship by the Company or a Subsidiary with the former employee. The Administrator, in its discretion, shall determine the effect of all matters and questions relating to Termination of Employment, including, but not by way of limitation, the question of whether a Termination of Employment resulted from a discharge for good cause, and all questions of whether a particular leave of absence constitutes a Termination of Employment; provided, however, that, with respect to Incentive Stock Options, unless otherwise determined by the Administrator in its discretion, a leave of absence, change in status from an employee to an independent contractor or other change in the employee-employer relationship shall constitute a Termination of Employment if, and to the extent that, such leave of absence, change in status or other change interrupts employment for the purposes of Section 422(a)(2) of the Code and the then applicable regulations and revenue rulings under said Section.

ARTICLE II.

SHARES SUBJECT TO PLAN

        2.1.    Shares Subject to Plan.

          (a)   The shares of stock subject to Awards shall be Common Stock. Subject to adjustment as provided in Section 11.3, the aggregate number of such shares which may be issued upon exercise of such Options or rights or upon any such Awards under the Plan shall not exceed 3,000,000. The shares of Common Stock issuable upon exercise of such Options or rights or upon any such awards may be either previously authorized but unissued shares or treasury shares.

          (b)   The maximum number of shares which may be subject to Awards granted under the Plan to any individual in any calendar year shall not exceed the Award Limit. To the extent required by Section 162(m) of the Code, shares subject to Options which are canceled continue to be counted against the Award Limit.

        2.2.    Add-back of Options and Other Rights; Certain Acquired Entities.

          (a)   If any Option, or other right to acquire shares of Common Stock under any other Award under the Plan, expires or is canceled without having been fully exercised, or is exercised in whole or in part for cash as permitted by the Plan, the number of shares subject to such Option or other right but as to which such Option or other right was not exercised prior to its expiration, cancellation or exercise may again be optioned, granted or awarded hereunder, subject to the limitations of Section 2.1. Furthermore, any shares subject to Awards which are adjusted pursuant to Section 11.3 and become exercisable with respect to shares of stock of another corporation shall be considered cancelled and may again be optioned, granted or awarded hereunder, subject to the limitations of Section 2.1. Shares of Common Stock which are delivered by the Holder or withheld by the Company upon the exercise of any Award under the Plan, in payment of the exercise price thereof or tax withholding thereon, may again be optioned, granted or awarded hereunder, subject to the limitations of Section 2.1. If any shares of Restricted Stock are surrendered by the Holder or repurchased by the Company pursuant to Section 7.4 or 7.5 hereof, such shares may again be optioned, granted or awarded hereunder, subject to the limitations of Section 2.1. Notwithstanding the provisions of this Section 2.2, no shares of Common Stock may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.

          (b)   Subject to Sections 3.2(d) and 3.3, any shares of Common Stock that are issued by the Company, and any Awards that are granted as a result of the assumption of, or in substitution for, outstanding awards previously granted by an acquired entity shall not be counted against the limitations set forth in Section 2.1.

Annex J-5

 ARTICLE III.

GRANTING OF AWARDS

        3.1.    Award Agreement.    Each Award shall be evidenced by an Award Agreement. Award Agreements evidencing Awards intended to qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Code shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 162(m) of the Code. Award Agreements evidencing Incentive Stock Options shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 422 of the Code.

        3.2.    Provisions Applicable to Section 162(m) Participants.

          (a)   The Committee, in its discretion, may determine whether an Award is to qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Code.

          (b)   Notwithstanding anything in the Plan to the contrary, the Committee may grant any Award to a Section 162(m) Participant, including Restricted Stock the restrictions with respect to which lapse upon the attainment of performance goals which are related to one or more of the Performance Criteria, and any performance or incentive award described in Article VIII that vests or becomes exercisable or payable upon the attainment of performance goals which are related to one or more of the Performance Criteria.

          (c)   To the extent necessary to comply with the performance-based compensation requirements of Section 162(m)(4)(C) of the Code, with respect to any Award granted under Articles VII and VIII which may be granted to one or more Section 162(m) Participants, no later than ninety (90) days following the commencement of any fiscal year in question or any other designated fiscal period or period of service (or such other time as may be required or permitted by Section 162(m) of the Code), the Committee shall, in writing, (i) designate one or more Section 162(m) Participants, (ii) select the Performance Criteria applicable to the fiscal year or other designated fiscal period or period of service, (iii) establish the various performance targets, in terms of an objective formula or standard, and amounts of such Awards, as applicable, which may be earned for such fiscal year or other designated fiscal period or period of service, and (iv) specify the relationship between Performance Criteria and the performance targets and the amounts of such Awards, as applicable, to be earned by each Section 162(m) Participant for such fiscal year or other designated fiscal period or period of service. Following the completion of each fiscal year or other designated fiscal period or period of service, the Committee shall certify in writing whether the applicable performance targets have been achieved for such fiscal year or other designated fiscal period or period of service. In determining the amount earned by a Section 162(m) Participant, the Committee shall have the right to reduce (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the fiscal year or other designated fiscal period or period of service.

          (d)   Furthermore, notwithstanding any other provision of the Plan, any Award which is granted to a Section 162(m) Participant and is intended to qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Code shall be subject to any additional limitations set forth in Section 162(m) of the Code (including any amendment to Section 162(m) of the Code) or any regulations or rulings issued thereunder that are requirements for qualification as performance-based compensation as described in Section 162(m)(4)(C) of the Code, and the Plan shall be deemed amended to the extent necessary to conform to such requirements.

        3.3.    Limitations Applicable to Section 16 Persons.    Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any individual who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange

Annex J-6

Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

        3.4.    Consideration.    In consideration of the granting of an Award under the Plan, the Holder shall agree, in the Award Agreement, to remain in the employ of (or to consult for or to serve as an Independent Director of, as applicable) the Company or any Subsidiary for a period of at least one year (or such shorter period as may be fixed in the Award Agreement or by action of the Administrator following grant of the Award) after the Award is granted (or, in the case of an Independent Director, until the next annual meeting of stockholders of the Company).

        3.5.    At-Will Employment.    Nothing in the Plan or in any Award Agreement hereunder shall confer upon any Holder any right to continue in the employ of, or as a Consultant for, the Company or any Subsidiary, or as a director of the Company, or shall interfere with or restrict in any way the rights of the Company and any Subsidiary, which are hereby expressly reserved, to discharge any Holder at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written employment agreement between the Holder and the Company and any Subsidiary.

        3.6.    Non-Qualified Deferred Compensation.    In the event that any Award granted under the Plan is determined to constitute nonqualified deferred compensation within the meaning of Section 409A of the Code (a "NQDC Award"), in whole or in part, the Award Agreement evidencing such NQDC Award shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 409A of the Code, subject to the following:

          (a)   The Award Agreement for the NQDC Award shall set forth the amount (or the method or formula for determining the amount) of the deferred compensation and the time and form of payment, which shall comply with Section 3.6(b).

          (b)   The NQDC Award shall provide for payment of the deferred compensation in a manner consistent with the permissible payment rules of Section 409A of the Code and Treasury Regulation Section 1.409A-3 not earlier than (i) the Holder's Separation from Service (as defined below, and subject to Section 3.6(e)) (ii) the Holder's death, (iii) the Holder becoming "disabled" (as defined under Section 409A of the Code), (iv) a specified time or fixed schedule set forth in the Award Agreement, (v) the occurrence of a 409A Change in Control (as defined below), and/or (vi) the occurrence of an "unforeseeable emergency" (as defined under Section 409A of the Code, and subject to the limitation on payment described in Section 409A(a)(2)(B)(ii)(II)). With respect to an Option or Stock Appreciation Right, payment means the exercise of the Option or Stock Appreciation Right.

          (c)   The NQDC Award shall not permit the acceleration of the time or schedule of payment of deferred compensation within the meaning of Section 409A of the Code and Treasury Regulation Section 1.409A-3(j), except that the Administrator, in its sole discretion, may accelerate payment of deferred compensation if such acceleration is permitted by Section 409A of the Code.

          (d)   Unless the Administrator elects otherwise, the NQDC Award shall not permit either initial deferral elections (under Treasury Regulations Section 1.409A-2(a)) or subsequent deferral elections (under Treasury Regulations Section 1.409A-2(b)). If a NQDC Award provides either the Company or the Holder with the right to make an initial deferral election, the conditions under which such election may be made must be set forth in writing on or before the date the applicable election is required to be irrevocable to satisfy the requirements of Treasury Regulations Section 1.409A-2(a). If a NQDC Award provides either the Company or the Holder with the right to make an subsequent deferral election, the conditions under which such election may be made must be set forth in writing on or before the date the applicable election is required to be irrevocable to satisfy the requirements of Treasury Regulations Section 1.409A-2(b).

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          (e)   If an amount of deferred compensation is otherwise payable upon a Termination of Consultancy, Termination of Directorship or Termination of Employment, such payment shall not be made unless and until the Holder experiences a Separation from Service. "Separation from Service" means Holder's "separation from service" from Holder's service recipient within the meaning of Section 409A(a)(2)(A)(i) of the Code and the default rules of Treasury Regulations Section 1.409A-1(h). For this purpose, Holder's "service recipient" is the Company or the Subsidiary that, if Holder is an employee, directly employs Holder or, if Holder is an independent contractor, Holder performs services for, and every entity or other person which collectively with such direct employer/service recipient constitutes a single service recipient (as that term is defined in Treasury Regulations Sections 1.409A-1(g)) as the result of the application of the rules of Treasury Regulations Sections 1.409A-1(h)(3); provided that an 80% standard (in lieu of the default 50% standard) shall be used for purposes of determining the employer/service recipient for this purpose.

          (f)    If Holder is a Specified Employee (as defined below), a payment of an amount of deferred compensation upon the Holder's Separation from Service shall not be made before the date that is six (6) months after the date of Holder's Separation from Service (or, if earlier, the date of Holder's death). The Administrator shall set forth in the Award Agreement the time in which amounts otherwise payable during such period shall be paid to Holder, subject to compliance with the applicable requirements of Section 409A of the Code, or, if no time is specified, all such amounts shall be accumulated and paid in a single lump sum to Holder on the first business day after the date that is six (6) months after the date of Holder's Separation from Service (or, if earlier, within fifteen (15) days following Holder's date of death). "Specified Employee" means a "specified employee" of the service recipient that includes the Company or the Subsidiary that directly employs Holder (as determined under Treasury Regulations Sections 1.409A-1(g)) within the meaning of Section 409A(a)(2)(B)(i) of the Code and Treasury Regulations Section 1.409A-1(i), as determined in accordance with the procedures adopted by such service recipient that are then in effect, or, if no such procedures are then in effect, in accordance with the default procedures set forth in Treasury Regulations Section 1.409A-1(i).

          (g)   A "409A Change in Control" means a transaction that (i) constitutes a Change in Control as defined under the terms of the Plan, and (ii) constitutes a change in the ownership of the Company, a change in the effective control of the Company, or a change in the ownership of a substantial portion of the assets of the Company, in each case as defined under Section 409A of the Code and Treasury Regulations 1.409A-3(i)(5).

ARTICLE IV.

GRANTING OF OPTIONS TO EMPLOYEES,
CONSULTANTS AND INDEPENDENT DIRECTORS

        4.1.    Eligibility.    Any Employee or Consultant selected by the Administrator pursuant to Section 4.4(a)(i) shall be eligible to be granted an Option. Each Independent Director of the Company shall be eligible to be granted Options at the times and in the manner set forth in Section 4.5.

        4.2.    Disqualification for Stock Ownership.    No person may be granted an Incentive Stock Option under the Plan if such person, at the time the Incentive Stock Option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any then existing Subsidiary or parent corporation (within the meaning of Section 422 of the Code) unless such Incentive Stock Option conforms to the applicable provisions of Section 422 of the Code.

        4.3.    Qualification of Incentive Stock Options.    No Incentive Stock Option shall be granted to any person who is not an Employee.

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        4.4.    Granting of Options to Employees and Consultants.

          (a)   The Administrator shall from time to time, in its discretion, and subject to applicable limitations of the Plan:

              (i)  Select from among the Employees or Consultants (including Employees or Consultants who have previously received Awards under the Plan) such of them as in its opinion should be granted Options;

             (ii)  Subject to the Award Limit, determine the number of shares to be subject to such Options granted to the selected Employees or Consultants;

            (iii)  Subject to Section 4.3, determine whether such Options are to be Incentive Stock Options or Non-Qualified Stock Options and whether such Options are to qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Code; and

            (iv)  Determine the terms and conditions of such Options, consistent with the Plan; provided, however, that the terms and conditions of Options intended to qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Code shall include, but not be limited to, such terms and conditions as may be necessary to meet the applicable provisions of Section 162(m) of the Code.

          (b)   Upon the selection of an Employee or Consultant to be granted an Option, the Administrator shall instruct the Secretary of the Company to issue the Option and may impose such conditions on the grant of the Option as it deems appropriate.

          (c)   Any Incentive Stock Option granted under the Plan may be modified by the Administrator, with the consent of the Holder, to disqualify such Option from treatment as an "incentive stock option" under Section 422 of the Code.

        4.5.    Grants of Options to Independent Directors.

          (a)    Automatic Grants.    Each person who is an Independent Director as of the effective date hereof automatically shall be granted (i) an Option valued at $20,000 to purchase Common Stock (subject to adjustment as provided in Section 11.3) on such effective date and (ii) commencing in the first calendar year which begins after the effective date hereof, an Option valued at $20,000 to purchase Common Stock (subject to adjustment as provided in Section 11.3) on the date of each annual meeting of the Company's stockholders at which the Independent Director is reelected to the Board. During the term of the Plan, a person who is initially elected to the Board after the effective date hereof and who is an Independent Director at the time of such initial election automatically shall be granted (i) an Option valued at $20,000 to purchase Common Stock (subject to adjustment as provided in Section 11.3) on the date of such initial election and (ii) commencing in the first calendar year which begins after the date of such election, an Option valued at $20,000 to purchase Common Stock (subject to adjustment as provided in Section 11.3) on the date of each annual meeting of the Company's stockholders at which the Independent Director is reelected to the Board. Members of the Board who are employees of the Company who subsequently retire from the Company and remain on the Board will not receive an Option grant pursuant to this Section 4.5(a).

          (b)    Discretionary Grants.    In addition to the grants set forth in Section 4.5(a) hereof, the Administrator may from time to time, in its discretion, and subject to applicable limitations of the Plan:

              (i)  Select from among the Independent Directors (including Independent Directors who have previously received Options under the Plan) such of them as in its opinion should be granted Options;

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             (ii)  Subject to the Award Limit, determine the number of shares to be subject to such Options granted to the selected Independent Directors;

            (iii)  Subject to the provisions of Article 5, determine the terms and conditions of such Options, consistent with the Plan.

        The foregoing Option grants authorized by this Section 4.5 are subject to stockholder approval of the Plan.

        4.6.    Options in Lieu of Cash Compensation.    Options may be granted under the Plan to Employees and Consultants in lieu of cash bonuses which would otherwise be payable to such Employees and Consultants and to Independent Directors in lieu of directors' fees which would otherwise be payable to such Independent Directors, pursuant to such policies which may be adopted by the Administrator from time to time and subject to compliance with the applicable requirements of Section 409A of the Code (including the requirements applicable to substitutions).

ARTICLE V.

TERMS OF OPTIONS

        5.1.    Option Price; Options Exempt from Section 409A.    The price per share of the shares subject to each Option granted to Employees and Consultants shall be set by the Administrator; provided, however, that such price shall be no less than the par value of a share of Common Stock, unless otherwise permitted by applicable state law, and:

          (a)   In the case of Options intended to qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Code, such price shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date the Option is granted;

          (b)   In the case of Incentive Stock Options such price shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date the Option is granted (or the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code);

          (c)   In the case of Incentive Stock Options granted to an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any Subsidiary or parent corporation thereof (within the meaning of Section 422 of the Code), such price shall not be less than 110% of the Fair Market Value of a share of Common Stock on the date the Option is granted (or the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code); and

          (d)   In the case of a Non-Qualified Stock Option that is intended not to provide for a deferral of compensation within the meaning of Section 409A (and is therefore intended to qualify for the exemption from the requirements of Section 409A of the Code for non-qualified stock options under Treasury Regulations Section 1.409A-1(b)(5)): (i) the exercise price of the Option shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date the Option is granted, (ii) the number of shares subject to the Option shall be fixed on the date the Option is granted, and (iii) the Option shall not include any feature for the deferral of compensation within the meaning of Treasury Regulations Section 1.409A-1(b)(5) other than the deferral of recognition of income until the later of the exercise or disposition of the Option under Treasury Regulation Section 1.83-7, or the time the shares of Common Stock acquired pursuant to the exercise of the Option becomes substantially vested within the meaning of Treasury Regulations Section 1.83-3(b).

        5.2.    Option Term.    The term of an Option granted to an Employee or Consultant shall be set by the Administrator in its discretion; provided, however, that, in the case of Incentive Stock Options, the term shall not be more than 10 years from the date the Incentive Stock Option is granted, or five years from the date the Incentive Stock Option is granted if the Incentive Stock Option is granted to an

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individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any Subsidiary or parent corporation thereof (within the meaning of Section 422 of the Code). Except as limited by requirements of Section 422 of the Code and regulations and rulings thereunder applicable to Incentive Stock Options, the Administrator may in its discretion (a) extend the term of any outstanding Option in connection with any Termination of Employment or Termination of Consultancy of the Holder, or amend any other term or condition of such Option relating to such a termination or (b) grant an Option for a term of less than 10 years and subsequently extend the term of such Option to 10 years without consideration. Notwithstanding the foregoing, the Administrator shall not permit the modification or extension (in each case as defined under Section 409A) of an Option that is exempt from the requirements of Section 409A of the Code in a manner that would cause such Option to become subject to the requirements of Section 409A of the Code, or would otherwise violate any applicable requirement of Section 409A of the Code.

        5.3.    Option Vesting.

          (a)   The period during which the right to exercise, in whole or in part, an Option granted to an Employee or a Consultant vests in the Holder shall be set by the Administrator and the Administrator may determine that an Option may not be exercised in whole or in part for a specified period after it is granted. At any time after grant of an Option, the Administrator may, in its discretion and subject to whatever terms and conditions it selects, accelerate the period during which an Option granted to an Employee or Consultant vests.

          (b)   No portion of an Option granted to an Employee or Consultant which is unexercisable at Termination of Employment or Termination of Consultancy, as applicable, shall thereafter become exercisable, except as may be otherwise provided by the Administrator either in the Award Agreement or by action of the Administrator following the grant of the Option.

          (c)   To the extent that the aggregate Fair Market Value of stock with respect to which "incentive stock options" (within the meaning of Section 422 of the Code, but without regard to Section 422(d) of the Code) are exercisable for the first time by a Holder during any calendar year (under the Plan and all other incentive stock option plans of the Company and any parent or subsidiary corporation, within the meaning of Section 422 of the Code) of the Company, exceeds $100,000, such Options shall be treated as Non-Qualified Stock Options to the extent required by Section 422 of the Code. The rule set forth in the preceding sentence shall be applied by taking Options into account in the order in which they were granted. For purposes of this Section 5.3(c), the Fair Market Value of stock shall be determined as of the time the Option with respect to such stock is granted.

        5.4.    Terms of Options Granted to Independent Directors.    The price per share of the shares subject to each Option granted to an Independent Director shall equal 100% of the Fair Market Value of a share of Common Stock on the date the Option is granted. Options granted to Independent Directors pursuant to Section 4.5(a) hereof shall become exercisable in cumulative annual installments of one-third each on each of the first, second and third anniversaries of the date of Option grant and, subject to Section 6.6, the term of each Option granted to an Independent Director shall be a maximum of 10 years from the date the Option is granted, except that any Option granted to an Independent Director shall by its terms become immediately exercisable in full upon the retirement of the Independent Director at age 65 with 5 years of service as an Independent Director. Unless otherwise provided for by the Administrator, no portion of an Option which is unexercisable at Termination of Directorship shall thereafter become exercisable.

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        5.5.    Substitute Awards.    Notwithstanding the foregoing provisions of this Article V to the contrary, but subject to compliance with the applicable requirements of Section 409A of the Code, in the case of an Option that is a Substitute Award, the price per share of the shares subject to such Option may be less than the Fair Market Value per share on the date of grant, provided, that the excess of:

          (a)   The aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award; over

          (b)   The aggregate exercise price thereof;

  does not exceed the excess of:

          (c)   The aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Administrator) of the shares of the predecessor entity that were subject to the grant assumed or substituted for by the Company; over

          (d)   The aggregate exercise price of such shares.

ARTICLE VI.

EXERCISE OF OPTIONS

        6.1.    Partial Exercise.    An exercisable Option may be exercised in whole or in part. However, an Option shall not be exercisable with respect to fractional shares and the Administrator may require that, by the terms of the Option, a partial exercise be with respect to a minimum number of shares.

        6.2.    Manner of Exercise.    All or a portion of an exercisable Option shall be deemed exercised upon delivery of all of the following to the Secretary of the Company or his or her office:

          (a)   A written notice complying with the applicable rules established by the Administrator stating that the Option, or a portion thereof, is exercised. The notice shall be signed by the Holder or other person then entitled to exercise the Option or such portion of the Option;

          (b)   Such representations and documents as the Administrator, in its discretion, deems necessary or advisable to effect compliance with all applicable provisions of the Securities Act and any other federal or state securities laws or regulations. The Administrator may, in its discretion, also take whatever additional actions it deems appropriate to effect such compliance including, without limitation, placing legends on share certificates and issuing stop-transfer notices to agents and registrars;

          (c)   Any form or forms of identification requested by the Administrator and, in the event that the Option shall be exercised pursuant to Section 11.1 by any person or persons other than the Holder, appropriate proof of the right of such person or persons to exercise the Option; and

          (d)   Full cash payment to the Secretary of the Company for the shares with respect to which the Option, or portion thereof, is exercised. However, the Administrator may, in its discretion, (i) allow a delay in payment up to 30 days from the date the Option, or portion thereof, is exercised; (ii) allow payment, in whole or in part, through the delivery of shares of Common Stock which have been owned by the Holder for at least six months, duly endorsed for transfer to the Company with a Fair Market Value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof; (iii) allow payment, in whole or in part, through the surrender of shares of Common Stock then issuable upon exercise of the Option having a Fair Market Value on the date of Option exercise equal to the aggregate exercise price of the Option or exercised portion thereof; (iv) allow payment, in whole or in part, through the delivery of property of any kind which constitutes good and valuable consideration; (v) allow payment, in

Annex J-12

  whole or in part, through the delivery of a full recourse promissory note bearing interest (at no less than such rate as shall then preclude the imputation of interest under the Code) and payable upon such terms as may be prescribed by the Administrator; (vi) allow payment, in whole or in part, through the delivery of a notice that the Holder has placed a market sell order with a broker with respect to shares of Common Stock then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price, provided that payment of such proceeds is then made to the Company upon settlement of such sale; or (vii) allow payment through any combination of the consideration provided in the foregoing subparagraphs (ii), (iii), (iv), (v) and (vi). In the case of a promissory note, the Administrator may also prescribe the form of such note and the security to be given for such note. The Option may not be exercised, however, by delivery of a promissory note or by a loan from the Company when or where such loan or other extension of credit is prohibited by law.

        6.3.    Conditions to Issuance of Stock Certificates.    The Company shall not be required to issue or deliver any certificate or certificates for shares of stock purchased upon the exercise of any Option or portion thereof prior to fulfillment of all of the following conditions:

          (a)   The admission of such shares to listing on all stock exchanges on which such class of stock is then listed;

          (b)   The completion of any registration or other qualification of such shares under any state or federal law, or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body which the Administrator shall, in its discretion, deem necessary or advisable;

          (c)   The obtaining of any approval or other clearance from any state or federal governmental agency which the Administrator shall, in its discretion, determine to be necessary or advisable;

          (d)   The lapse of such reasonable period of time following the exercise of the Option as the Administrator may establish from time to time for reasons of administrative convenience; and

          (e)   The receipt by the Company of full payment for such shares, including payment of any applicable withholding tax, which in the discretion of the Administrator may be in the form of consideration used by the Holder to pay for such shares under Section 6.2(d).

        6.4.    Rights as Stockholders.    Holders shall not be, nor have any of the rights or privileges of, stockholders of the Company in respect of any shares purchasable upon the exercise of any part of an Option unless and until certificates representing such shares have been issued by the Company to such Holders.

        6.5.    Ownership and Transfer Restrictions.    The Administrator, in its discretion, may impose such restrictions on the ownership and transferability of the shares purchasable upon the exercise of an Option as it deems appropriate; provided, however, that with respect to any shares purchasable on the exercise of a Non-Qualified Stock Option intended to be exempt from the requirements of Section 409A of the Code, the Administrator shall not impose any restrictions that would cause such shares to fail to qualify as "service recipient stock" within the meaning of Section 409A of the Code. Any such restriction shall be set forth in the respective Award Agreement and may be referred to on the certificates evidencing such shares. The Holder shall give the Company prompt notice of any disposition of shares of Common Stock acquired by exercise of an Incentive Stock Option within (a) two years from the date of granting (including the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code) such Option to such Holder, or (b) one year after the transfer of such shares to such Holder.

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        6.6.    Additional Limitations on Exercise of Options.    Holders may be required to comply with any timing or other restrictions with respect to the settlement or exercise of an Option, including a window-period limitation, as may be imposed in the discretion of the Administrator.

ARTICLE VII.

AWARD OF RESTRICTED STOCK

        7.1.    Eligibility.    Subject to the Award Limit, Restricted Stock may be awarded to any Employee or Consultant who the Administrator determines should receive such an Award.

        7.2.    Award of Restricted Stock.

          (a)   The Administrator may from time to time, in its discretion:

              (i)  Select from among the Employees or Consultants (including Employees or Consultants who have previously received other Awards under the Plan) such of them as in its opinion should be awarded Restricted Stock; and

             (ii)  Determine the purchase price, if any, and other terms and conditions applicable to such Restricted Stock, consistent with the Plan.

          (b)   The Administrator shall establish the purchase price, if any, and form of payment for Restricted Stock; provided, however, that such purchase price shall be no less than the par value of the Common Stock to be purchased, unless otherwise permitted by applicable state law. In all cases, legal consideration shall be required for each issuance of Restricted Stock.

          (c)   Upon the selection of an Employee or Consultant to be awarded Restricted Stock, the Administrator shall instruct the Secretary of the Company to issue such Restricted Stock and may impose such conditions on the issuance of such Restricted Stock as it deems appropriate.

        7.3.    Rights as Stockholders.    Subject to Section 7.4, upon delivery of the shares of Restricted Stock to the escrow holder pursuant to Section 7.6, the Holder shall have, unless otherwise provided by the Administrator, all the rights of a stockholder with respect to said shares, subject to the restrictions in his or her Award Agreement, including the right to receive all dividends and other distributions paid or made with respect to the shares; provided, however, that in the discretion of the Administrator, any extraordinary distributions with respect to the Common Stock shall be subject to such restrictions as the Administrator may provide under Section 7.4. All dividends payable on Restricted Stock shall be paid to the Holder as and when such dividends are paid to the holders of Common Stock.

        7.4.    Restriction.    All shares of Restricted Stock issued under the Plan (including any shares received by holders thereof with respect to shares of Restricted Stock as a result of stock dividends, stock splits or any other form of recapitalization) shall, in the terms of each individual Award Agreement, be subject to such restrictions as the Administrator shall provide, which restrictions may include, without limitation, restrictions concerning voting rights and transferability and restrictions based on duration of employment with the Company, Company performance and individual performance; provided, however, that, except with respect to shares of Restricted Stock granted to Section 162(m) Participants, by action taken after the Restricted Stock is issued, the Administrator may, on such terms and conditions as it may determine to be appropriate, remove any or all of the restrictions imposed by the terms of the Award Agreement. Restricted Stock may not be sold or encumbered until all restrictions are terminated or expire. If no consideration was paid by the Holder upon issuance, a Holder's rights in unvested Restricted Stock shall lapse, and such Restricted Stock shall be surrendered to the Company without consideration, upon Termination of Employment or, if applicable, upon Termination of Consultancy with the Company; provided, however, that the Administrator in its discretion may provide that such rights shall not lapse in the event of a Termination of Employment following a "change of ownership or control" (within the meaning of

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Treasury Regulation Section 7.162-27(e)(2)(v) or any successor regulation thereto) of the Company or because of the Holder's death or disability; provided, further, except with respect to shares of Restricted Stock granted to Section 162(m) Participants, the Administrator in its discretion may provide that no such lapse or surrender shall occur in the event of a Termination of Employment, or a Termination of Consultancy, without cause or following any Change in Control of the Company or because of the Holder's retirement, or otherwise.

        7.5.    Repurchase of Restricted Stock.    The Administrator shall provide in the terms of each individual Award Agreement that the Company shall have the right to repurchase from the Holder the Restricted Stock then subject to restrictions under the Award Agreement immediately upon a Termination of Employment or, if applicable, upon a Termination of Consultancy between the Holder and the Company, at a cash price per share equal to the price paid by the Holder for such Restricted Stock; provided, however, that the Administrator in its discretion may provide that no such right of repurchase shall exist in the event of a Termination of Employment following a "change of ownership or control" (within the meaning of Treasury Regulation Section 7.162-27(e)(2)(v) or any successor regulation thereto) of the Company or because of the Holder's death or disability; provided, further, that, except with respect to shares of Restricted Stock granted to Section 162(m) Participants, the Administrator in its discretion may provide that no such right of repurchase shall exist in the event of a Termination of Employment or a Termination of Consultancy without cause or following any Change in Control of the Company or because of the Holder's retirement, or otherwise.

        7.6.    Escrow.    The Secretary of the Company or such other escrow holder as the Administrator may appoint shall retain physical custody of each certificate representing Restricted Stock until all of the restrictions imposed under the Award Agreement with respect to the shares evidenced by such certificate expire or shall have been removed.

        7.7.    Legend.    In order to enforce the restrictions imposed upon shares of Restricted Stock hereunder, the Administrator shall cause a legend or legends to be placed on certificates representing all shares of Restricted Stock that are still subject to restrictions under Award Agreements, which legend or legends shall make appropriate reference to the conditions imposed thereby.

        7.8.    Section 83(b) Election.    If a Holder makes an election under Section 83(b) of the Code, or any successor section thereto, to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which the Holder would otherwise be taxable under Section 83(a) of the Code, the Holder shall deliver a copy of such election to the Company immediately after filing such election with the Internal Revenue Service.

ARTICLE VIII.

DIVIDEND EQUIVALENTS, DEFERRED STOCK, STOCK PAYMENTS

        8.1.    Eligibility.    Subject to the Award Limit, one or more Performance Awards, Dividend Equivalents, awards of Deferred Stock and/or Stock Payments may be granted to any Employee or any Consultant whom the Administrator determines should receive such an Award.

        8.2.    Performance Awards.

          (a)   Any Employee or Consultant selected by the Administrator may be granted one or more Performance Awards. The value of such Performance Awards may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Administrator, in each case on a specified date or dates or over any period or periods determined by the Administrator. In making such determinations, the Administrator shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Employee or Consultant.

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          (b)   Without limiting Section 8.2(a), the Administrator may grant Performance Awards to any 162(m) Participant in the form of a cash bonus payable upon the attainment of objective performance goals which are established by the Administrator and relate to one or more of the Performance Criteria, in each case on a specified date or dates or over any period or periods determined by the Administrator. Any such bonuses paid to Section 162(m) Participants shall be based upon objectively determinable bonus formulas established in accordance with the provisions of Section 3.2. The maximum amount of any Performance Award payable to a Section 162(m) Participant under this Section 8.2(b) shall not exceed the Award Limit with respect to any calendar year of the Company.

        8.3.    Dividend Equivalents.

          (a)   Any Employee or Consultant selected by the Administrator may be granted Dividend Equivalents based on the dividends declared on Common Stock, to be credited as of dividend payment dates, during the period between the date a Stock Appreciation Right, award of Deferred Stock, or Performance Award is granted, and the date such Stock Appreciation Right, award of Deferred Stock, or Performance Award is exercised, vests or expires, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional shares of Common Stock by such formula and at such time and subject to such limitations as may be determined by the Administrator, subject to compliance with the applicable requirements of Section 409A of the Code.

          (b)   Any Holder of an Option who is an Employee or Consultant selected by the Administrator may be granted Dividend Equivalents based on the dividends declared on Common Stock, to be credited as of dividend payment dates, during the period between the date an Option is granted, and the date such Option is exercised, vests or expires, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional shares of Common Stock by such formula and at such time and subject to such limitations as may be determined by the Administrator, subject to compliance with the applicable requirements of Section 409A of the Code.

          (c)   Any Holder of an Option who is an Independent Director selected by the Administrator may be granted Dividend Equivalents based on the dividends declared on Common Stock, to be credited as of dividend payment dates, during the period between the date an Option is granted and the date such Option is exercised, vests or expires, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional shares of Common Stock by such formula and at such time and subject to such limitations as may be determined by the Administrator, subject to compliance with the applicable requirements of Section 409A of the Code.

          (d)   Dividend Equivalents granted with respect to Options intended to be qualified performance-based compensation for purposes of Section 162(m) of the Code shall be payable, with respect to pre-exercise periods, regardless of whether such Option is subsequently exercised.

          (e)   Notwithstanding the foregoing, with respect to Non-Qualified Stock Options or Stock Appreciation Rights intended to be exempt from the requirements of Section 409A of the Code, no Dividend Equivalents shall relate to the shares subject to such Option or Stock Appreciation Right unless the right to the Dividend Equivalent is not contingent, directly or indirectly, upon the exercise of the Option or Stock Appreciation Right and otherwise does not cause the Option or Stock Appreciation Right to be subject to the requirements of Section 409A of the Code.

        8.4.    Stock Payments.    Any Employee or Consultant selected by the Administrator may receive Stock Payments in the manner determined from time to time by the Administrator. The number of shares shall be determined by the Administrator and may be based upon the Performance Criteria or

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other specific performance criteria determined appropriate by the Administrator, determined on the date such Stock Payment is made or on any date thereafter.

        8.5.    Deferred Stock.    Any Employee or Consultant selected by the Administrator may be granted an award of Deferred Stock (or "restricted stock unit") in the manner determined from time to time by the Administrator. The number of shares of Deferred Stock shall be determined by the Administrator and may be linked to the Performance Criteria or other specific performance criteria determined to be appropriate by the Administrator, in each case on a specified date or dates or over any period or periods determined by the Administrator. Common Stock underlying a Deferred Stock award will not be issued until the Deferred Stock award has vested, pursuant to a vesting schedule or performance criteria set by the Administrator. Unless otherwise provided by the Administrator, a Holder of Deferred Stock shall have no rights as a Company stockholder with respect to such Deferred Stock until such time as the Award has vested and the Common Stock underlying the Award has been issued.

        8.6.    Term; Payment Date.    The term of a Performance Award, Dividend Equivalent, award of Deferred Stock and/or Stock Payment shall be set by the Administrator in its discretion. Unless the Administrator determines otherwise, a Performance Award, Stock Payment or Deferred Stock shall be paid to the Holder during the period ending on the 15th day of the third month following the year in which the Holder's right to payment under the Performance Award, Stock Payment or Deferred Stock is no longer subject to a substantial risk of forfeiture within the meaning of Section 409A of the Code (or, if the right to payment is not subject to a substantial risk of forfeiture, the year in which the Holder obtains a legally binding right to the Performance Award, Stock Payment or Deferred Stock), so as to qualify the Performance Award, Stock Payment or Deferred Stock for the exemption from Section 409A of the Code as a "short-term deferral" under Treasury Regulations Section 1.409A-1(b)(4).

        8.7.    Exercise or Purchase Price.    The Administrator may establish the exercise or purchase price of a Performance Award, shares of Deferred Stock or shares received as a Stock Payment; provided, however, that such price shall not be less than the par value of a share of Common Stock, unless otherwise permitted by applicable state law.

        8.8.  Exercise Upon Termination of Employment, Termination of Consultancy or Termination of Directorship. A Performance Award, Dividend Equivalent, award of Deferred Stock and/or Stock Payment is exercisable or payable only while the Holder is an Employee, Consultant or Independent Director, as applicable; provided, however, that subject to compliance with the applicable requirements of Section 409A of the Code, the Administrator in its discretion may provide that the Performance Award, Dividend Equivalent, award of Deferred Stock and/or Stock Payment may be exercised or paid subsequent to a Termination of Employment following a "change of control or ownership" (within the meaning of Section 7.162-27(e)(2)(v) or any successor regulation thereto) of the Company; provided, further, that except with respect to Performance Awards granted to Section 162(m) Participants, the Administrator in its discretion may provide that Performance Awards may be exercised or paid following a Termination of Employment or a Termination of Consultancy without cause, or following a Change in Control of the Company, or because of the Holder's retirement, death or disability, or otherwise.

        8.9.    Form of Payment.    Payment of the amount determined under Section 8.2 or 8.3 above shall be in cash, in Common Stock or a combination of both, as determined by the Administrator. To the extent any payment under this Article VIII is effected in Common Stock, it shall be made subject to satisfaction of all provisions of Section 6.9.

Annex J-17

 ARTICLE IX.

STOCK APPRECIATION RIGHTS

        9.1.    Grant of Stock Appreciation Rights.    A Stock Appreciation Right may be granted to any Employee or Consultant selected by the Administrator. A Stock Appreciation Right may be granted (a) in connection and simultaneously with the grant of an Option, (b) subject to compliance with the applicable requirements of Section 409A of the Code, with respect to a previously granted Option, or (c) independent of an Option. A Stock Appreciation Right shall be subject to such terms and conditions not inconsistent with the Plan as the Administrator shall impose and shall be evidenced by an Award Agreement.

        9.2.    Coupled Stock Appreciation Rights.

          (a)   A Coupled Stock Appreciation Right ("CSAR") shall be related to a particular Option and shall be exercisable only when and to the extent the related Option is exercisable.

          (b)   A CSAR may be granted to the Holder for no more than the number of shares subject to the simultaneously or previously granted Option to which it is coupled.

          (c)   A CSAR shall entitle the Holder (or other person entitled to exercise the Option pursuant to the Plan) to surrender to the Company unexercised a portion of the Option to which the CSAR relates (to the extent then exercisable pursuant to its terms) and to receive from the Company in exchange therefor an amount determined by multiplying the difference obtained by subtracting the Option exercise price from the Fair Market Value of a share of Common Stock on the date of exercise of the CSAR by the number of shares of Common Stock with respect to which the CSAR shall have been exercised, subject to any limitations the Administrator may impose.

        9.3.    Independent Stock Appreciation Rights.

          (a)   An Independent Stock Appreciation Right ("ISAR") shall be unrelated to any Option and shall have a term set by the Administrator. An ISAR shall be exercisable in such installments as the Administrator may determine. An ISAR shall cover such number of shares of Common Stock as the Administrator may determine. The exercise price per share of Common Stock subject to each ISAR shall be set by the Administrator. An ISAR is exercisable only while the Holder is an Employee or Consultant; provided, that the Administrator may determine that the ISAR may be exercised subsequent to Termination of Employment or Termination of Consultancy without cause, or following a Change in Control of the Company, or because of the Holder's retirement, death or disability, or otherwise.

          (b)   An ISAR shall entitle the Holder (or other person entitled to exercise the ISAR pursuant to the Plan) to exercise all or a specified portion of the ISAR (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount determined by multiplying the difference obtained by subtracting the exercise price per share of the ISAR from the Fair Market Value of a share of Common Stock on the date of exercise of the ISAR by the number of shares of Common Stock with respect to which the ISAR shall have been exercised, subject to any limitations the Administrator may impose.

        9.4.    Payment and Limitations on Exercise.

          (a)   Payment of the amounts determined under Section 9.2(c) and 9.3(b) above shall be in cash, in Common Stock (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised) or a combination of both, as determined by the Administrator. To the extent such payment is effected in Common Stock it shall be made subject to satisfaction of all provisions of Section 6.3 above pertaining to Options.

Annex J-18

          (b)   Holders of Stock Appreciation Rights may be required to comply with any timing or other restrictions with respect to the settlement or exercise of a Stock Appreciation Right, including a window-period limitation, as may be imposed in the discretion of the Administrator.

          (c)   In the case of a Stock Appreciation Right that is intended not to provide for a deferral of compensation within the meaning of Section 409A (and is therefore intended to qualify for the exemption from the requirements of Section 409A of the Code for stock appreciation rights under Treasury Regulations Section 1.409A-1(b)(5)), (i) the number of shares of Common Stock subject to the Stock Appreciation Right shall be fixed on the date the Stock Appreciation Right is granted, (ii) the exercise price per share of the Stock Appreciation Right shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date the Stock Appreciation Right is granted, (iii) compensation payable per share under the Stock Appreciation Right shall not be greater than the excess of the Fair Market Value of a share of Common Stock on the date the Stock Appreciation Right is exercised over such exercise price per share, and (iv) the Stock Appreciation Right shall not include any feature for the deferral of compensation within the meaning of Treasury Regulations Section 1.409A-1(b)(5) other than the deferral of recognition of income until the exercise of the Stock Appreciation Right.

ARTICLE X.

ADMINISTRATION

        10.1.    Compensation Committee.    The Compensation Committee (or one or more other committees or subcommittees of the Board assuming the functions of the Committee under the Plan) shall consist solely of two or more Independent Directors appointed by and holding office at the pleasure of the Board, each of whom is both a "non-employee director" as defined by Rule 16b-3 and an "outside director" for purposes of Section 162(m) of the Code. Appointment of Committee members shall be effective upon acceptance of appointment. Committee members may resign at any time by delivering written notice to the Board. Vacancies in the Committee may be filled by the Board.

        10.2.    Duties and Powers of Administrator.    It shall be the duty of the Administrator to conduct the general administration of the Plan in accordance with its provisions. The Administrator shall have the power to interpret the Plan and the Award Agreements, and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith, to interpret, amend or revoke any such rules and to amend any Award Agreement provided that the rights or obligations of the Holder of the Award that is the subject of any such Award Agreement are not affected adversely. Any such grant or award under the Plan need not be the same with respect to each Holder. Any such interpretations and rules with respect to Incentive Stock Options shall be consistent with the provisions of Section 422 of the Code. In its discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Administrator under the Plan except with respect to matters which under Rule 16b-3 or Section 162(m) of the Code, or any regulations or rules issued thereunder, are required to be determined in the discretion of the Committee. Notwithstanding the foregoing, the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to Options and Dividend Equivalents granted to Independent Directors.

        10.3.    Majority Rule; Unanimous Written Consent.    The Committee shall act by a majority of its members in attendance at a meeting at which a quorum is present or by a memorandum or other written instrument signed by all members of the Committee.

        10.4.    Compensation; Professional Assistance; Good Faith Actions.    Members of the Committee shall receive such compensation, if any, for their services as members as may be determined by the Board. All expenses and liabilities which members of the Committee incur in connection with the administration of the Plan shall be borne by the Company. The Committee may, with the approval of the Board, employ attorneys, consultants, accountants, appraisers, brokers or other persons. The

Annex J-19

Committee, the Company and the Company's officers and Directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. All actions shall be taken and all interpretations and determinations shall be made by the Administrator reasonably and in good faith. No member of the Administrator shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or Awards, and all members of the Administrator shall be fully protected by the Company in respect of any such action, determination or interpretation.

        10.5.    Delegation of Authority to Grant Awards.    The Committee may, but need not, delegate from time to time some or all of its authority to grant Awards under the Plan to a committee consisting of one or more members of the Committee or of one or more officers of the Company; provided, however, that the Committee may not delegate its authority to grant Awards to individuals (a) who are subject on the date of the grant to the reporting rules under Section 16(a) of the Exchange Act, (b) who are Section 162(m) Participants, or (c) who are officers of the Company who are delegated authority by the Committee hereunder. Any delegation hereunder shall be subject to the restrictions and limits that the Committee specifies at the time of such delegation of authority and may be rescinded at any time by the Committee. At all times, any committee appointed under this Section 10.5 shall serve in such capacity at the pleasure of the Committee.

        10.6.    No Warranty as to Tax Treatment.    It is the intention of the Company that the Awards granted under the Plan will be exempt from, or will comply with the requirements of, Section 409A of the Code, and the Plan and the terms and conditions of all Awards shall be interpreted, construed and administered consistent with such intent. Although the Company intends for the Awards to be in compliance with Section 409A of the Code or an exemption thereto, the Company does not warrant that the terms of any Award or the Company's administration thereof will be exempt from, or will comply with the requirements of, Section 409A of the Code. The Company shall not be liable to any Holder or any other person for any tax, interest, or penalties that the person may incur as a result of an Award or the Company's administration thereof not satisfying any of the requirements of Section 409A of the Code or an exemption thereto.

ARTICLE XI.

MISCELLANEOUS PROVISIONS

        11.1.    Transferability of Awards.

          (a)   Except as otherwise provided in Section 11.1(b), and subject to compliance with the applicable requirements of Section 409A of the Code:

              (i)  No Award under the Plan may be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a DRO, unless and until such Award has been exercised, or the shares underlying such Award have been issued, and all restrictions applicable to such shares have lapsed;

             (ii)  No Award or interest or right therein shall be liable for the debts, contracts or engagements of the Holder or his or her successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect, except to the extent that such disposition is permitted by the preceding sentence; and

            (iii)  During the lifetime of the Holder, only he or she may exercise an Option or other Award (or any portion thereof) granted to him or her under the Plan, unless it has been disposed of pursuant to a DRO; after the death of the Holder, any exercisable portion of an

Annex J-20

    Option or other Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Award Agreement, be exercised by his or her personal representative or by any person empowered to do so under the deceased Holder's will or under the then applicable laws of descent and distribution.

          (b)   Notwithstanding Section 11.1(a), the Administrator, in its discretion, may determine to permit a Holder to transfer a Non-Qualified Stock Option to any one or more Permitted Transferees (as defined below), subject to the following terms and conditions: (i) a Non-Qualified Stock Option transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than by will or the laws of descent and distribution; (ii) any Non-Qualified Stock Option which is transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Non-Qualified Stock Option as applicable to the original Holder (other than the ability to further transfer the Non-Qualified Stock Option); and (iii) the Holder and the Permitted Transferee shall execute any and all documents requested by the Administrator, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under applicable federal and state securities laws and (C) evidence the transfer. For purposes of this Section 11.1(b), "Permitted Transferee" shall mean, with respect to a Holder, any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Holder's household (other than a tenant or employee), a trust in which these persons (or the Holder) control the management of assets, and any other entity in which these persons (or the Holder) own more than fifty percent of the voting interests, or any other transferee specifically approved by the Administrator after taking into account any state or federal tax or securities laws applicable to transferable Non-Qualified Stock Options.

        11.2.    Amendment, Suspension or Termination of the Plan.    Except as otherwise provided in this Section 11.2, the Plan may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Administrator. However, without approval of the Company's stockholders given within 12 months before or after the action by the Administrator, no action of the Administrator may, except as provided in Section 11.3, increase the limits imposed in Section 2.1 on the maximum number of shares which may be issued under the Plan. No amendment, suspension or termination of the Plan shall, without the consent of the Holder, alter or impair any rights or obligations under any Award theretofore granted or awarded, unless the Award itself otherwise expressly so provides. No Awards may be granted or awarded during any period of suspension or after the expiration of 10 years from the date the Plan is approved by the Company's stockholders under Section 11.4.

Notwithstanding anything to the contrary, the Administrator shall have the right to amend the Plan and any outstanding Awards or adopt other policies and procedures applicable to the Plan and Awards (including amendments, policies and procedures with retroactive effect) without Holder consent as may be necessary or appropriate to comply with the requirements of Section 409A of the Code or an exemption thereto.

        11.3.    Changes in Common Stock or Assets of the Company, Acquisition or Liquidation of the Company and Other Corporate Events.

          (a)   Subject to Section 11.3(d), in the event that the Administrator determines that any dividend or other distribution (whether in the form of cash, Common Stock, other securities or other property), recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or

Annex J-21

  exchange of Common Stock or other securities of the Company, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, or other similar corporate transaction or event, in the Administrator's discretion, affects the Common Stock such that an adjustment is determined by the Administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to an Award, then the Administrator shall, in such manner as it may deem equitable, adjust any or all of:

              (i)  The number and kind of shares of Common Stock (or other securities or property) with respect to which Awards may be granted or awarded (including, but not limited to, adjustments of the limitations in Section 8.1 on the maximum number and kind of shares which may be issued and adjustments of the Award Limit);

             (ii)  The number and kind of shares of Common Stock (or other securities or property) subject to outstanding Awards; and

            (iii)  The grant or exercise price with respect to any Award.

          (b)   Subject to Sections 11.3(b)(vii) and 11.3(d), in the event of any transaction or event described in Section 11.3(a) or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate, or of changes in applicable laws, regulations or accounting principles, the Administrator, in its discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Holder's request, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

              (i)  To provide for either the purchase of any such Award for an amount of cash equal to the amount that could have been attained upon the exercise of such Award or realization of the Holder's rights had such Award been currently exercisable or payable or fully vested or the replacement of such Award with other rights or property selected by the Administrator in its discretion;

             (ii)  To provide that the Award cannot vest, be exercised or become payable after such event;

            (iii)  To provide that such Award shall be exercisable as to all shares covered thereby, notwithstanding anything to the contrary in Section 5.3 or 5.4 or the provisions of such Award;

            (iv)  To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; and

             (v)  To make adjustments in the number and type of shares of Common Stock (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Restricted Stock or Deferred Stock and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding options, rights and awards and options, rights and awards which may be granted in the future.

            (vi)  To provide that, for a specified period of time prior to such event, the restrictions imposed under an Award Agreement upon some or all shares of Restricted Stock or Deferred Stock may be terminated, and, in the case of Restricted Stock, some or all shares of such

Annex J-22

    Restricted Stock may cease to be subject to repurchase under Section 7.5 or forfeiture under Section 7.4 after such event.

           (vii)  Notwithstanding any other provision of the Plan, but subject to compliance with the applicable requirements of Section 409A of the Code, in the event of a Change in Control, each outstanding Award shall, immediately prior to the effective date of the Change in Control, automatically become fully exercisable for all of the shares of Common Stock at the time subject to such rights and may be exercised for any or all of those shares as fully-vested shares of Common Stock.

          (c)   Subject to the terms of the Plan, the Administrator may, in its discretion, include such further provisions and limitations in any Award, agreement or certificate, as it may deem equitable and in the best interests of the Company.

          (d)   No adjustment or action described in this Section 11.3 or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the Plan to violate Section 422(b)(1) of the Code. Furthermore, no such adjustment or action shall be authorized to the extent such adjustment or action would result in short-swing profits liability under Section 16 or violate the exemptive conditions of Rule 16b-3 unless the Administrator determines that the Award is not to comply with such exemptive conditions. Furthermore, no adjustment or action described in this Section 11.3 or in any other provision of the Plan shall be authorized to the extent such adjustment or action would cause any Award that is otherwise exempt from the requirements of Section 409A of the Code to become subject to Section 409A of the Code, or would cause any Award that is subject to Section 409A of the Code to fail to satisfy any requirement of Section 409A of the Code. The number of shares of Common Stock subject to any Award shall always be rounded to the next whole number.

          (e)   The existence of the Plan, the Award Agreement and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

        11.4.    Approval of Plan by Stockholders.    The Plan will be submitted for the approval of the Company's stockholders within 12 months after the date of the Board's initial adoption of the Plan. Awards may be granted or awarded prior to such stockholder approval, provided that such Awards shall not be exercisable nor shall such Awards vest prior to the time when the Plan is approved by the stockholders, and provided further that if such approval has not been obtained at the end of said twelve-month period, all Awards previously granted or awarded under the Plan shall thereupon be canceled and become null and void. In addition, if the Board determines that Awards other than Options or Stock Appreciation Rights which may be granted to Section 162(m) Participants should continue to be eligible to qualify as performance-based compensation under Section 162(m)(4)(C) of the Code, the Performance Criteria must be disclosed to and approved by the Company's stockholders no later than the first stockholder meeting that occurs in the fifth year following the year in which the Company's stockholders previously approved the Performance Criteria.

        11.5.    Tax Withholding.    The Company shall be entitled to require payment in cash or deduction from other compensation payable to each Holder of any sums required by federal, state or local tax law to be withheld with respect to any Award. The Administrator may in its discretion and in satisfaction of the foregoing requirement allow such Holder to elect to have the Company withhold shares of

Annex J-23

Common Stock otherwise issuable under such Award (or allow the return of shares of Common Stock) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of shares of Common Stock which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Holder of such Award within six months after such shares of Common Stock were acquired by the Holder from the Company) in order to satisfy the Holder's federal and state income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall be limited to the number of shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal and state tax income and payroll tax purposes that are applicable to such supplemental taxable income.

        11.6.    Loans.    The Administrator may, in its discretion, extend one or more loans to Employees in connection with the exercise or receipt of an Award granted or awarded under the Plan, or the issuance of Deferred Stock awarded under the Plan. The terms and conditions of any such loan shall be set by the Administrator.

        11.7.    Forfeiture Provisions.    Pursuant to its general authority to determine the terms and conditions applicable to Awards under the Plan, the Administrator shall have the right to provide, in the terms of Awards made under the Plan, or to require a Holder to agree by separate written instrument, that (a)(i) any proceeds, gains or other economic benefit actually or constructively received by the Holder upon any receipt or exercise of the Award, or upon the receipt or resale of any Common Stock underlying the Award, must be paid to the Company, and (ii) the Award shall terminate and any unexercised portion of the Award (whether or not vested) shall be forfeited, if (b)(i) a Termination of Employment, Termination of Consultancy or Termination of Directorship occurs prior to a specified date, or within a specified time period following receipt or exercise of the Award, or (ii) the Holder at any time, or during a specified time period, engages in any activity in competition with the Company, or which is inimical, contrary or harmful to the interests of the Company, as further defined by the Administrator or (iii) the Holder incurs a Termination of Employment, Termination of Consultancy or Termination of Directorship for cause.

        11.8.    Effect of Plan Upon Options and Compensation Plans.    The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company or any Subsidiary. Nothing in the Plan shall be construed to limit the right of the Company (a) to establish any other forms of incentives or compensation for Employees, Directors or Consultants of the Company or any Subsidiary, or (b) to grant or assume options or other rights or awards otherwise than under the Plan in connection with any proper corporate purpose including but not by way of limitation, the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, partnership, limited liability company, firm or association.

        11.9.    Compliance with Laws.    The Plan, the granting and vesting of Awards under the Plan and the issuance and delivery of shares of Common Stock and the payment of money under the Plan or under Awards granted or awarded hereunder are subject to compliance with all applicable federal and state laws, rules and regulations (including but not limited to state and federal securities law and federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. Any securities delivered under the Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all applicable legal requirements. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

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        11.10.    Titles.    Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of the Plan.

        11.11.    Governing Law.    The Plan and any agreements hereunder shall be administered, interpreted and enforced under the internal laws of the State of Maryland without regard to conflicts of laws thereof.

        11.12.    Effective Date.    The Plan is adopted by the Board and approved by the shareholders effective as of                         .

Annex J-25

 Annex K

Comparator Group Information

ACCO Brands Corporation	Edwards Lifesciences LLC	Packaging Corporation of America
Aerojet-General Corporation	Energizer Holdings, Inc.	Pactiv Corporation
The Aerospace Corporation	Equifax Inc.	Pernod Ricard USA
Affinion Group	ESCO Technologies Inc.	Polaris Industries Inc.
Alberto-Culver Company	Essilor of America	Rhodia, Inc.
Allergan, Inc.	Federal Signal	Sandia National Laboratories
Alpharma Inc.	Fellowes, Inc.	Sanofi Pasteur
America, Inc.	Fleetwood Enterprises, Inc.	Sauer-Danfoss Inc.
American Commercial Lines	Flowserve Corporation	Sava Senior Care, LLC
American Greetings Corporation	GATX Corporation	Schneider Electric USA
Ameron International Corporation	Gaylord Entertainment	Schneider National, Inc.
AMSTED Industries Incorporated	Global Crossing Ltd.	Schreiber Foods Inc.
Anderson Corporation	Global Payments Inc.	The Scotts Miracle-Gro Company
Applied Industrial Technologies	Graco Inc.	Solo Cup
Armstrong World Industries, Inc.	H. B. Fuller Company	Solutia Inc.
Ash Grove Cement Company	Hasbro, Inc.	Steelcase Inc.
BAE Systems Ship Repair, Inc.	Henkel of America, Inc.	Stihl Incorporated
Bausch & Lomb Incorporated	Herman Miller, Inc.	Takeda Pharmaceuticals North
Beazer Homes USA, Inc.	HNTB Companies	Temple-Inland Inc.
Behr America	IHS Group	Thomas & Betts Corporation
Bissell Homecare, Inc.	IMS Health Inc.	Timex Corporation
Boise, Inc.	JohnsonDiversey	Tredegar Corporation
Brady Corporation	Joy Global Inc.	TriMas Corporation
Bush Brothers & Company	Kaman Corporation	Trinity Industries, Inc.
Cameron Drilling and Production Systems	Kennametal Inc.	Tupperware Corporation
Catalent Pharma Solutions, Inc.	King Pharmaceuticals, Inc	Uline, Inc.
Church & Dwight Company, Inc.	Lennox International Inc.	Underwriters Laboratories Inc.
Clarke American Checks, Inc.	LG Electronics USA	United Space Alliance
Cleveland-Cliffs Inc	Lorillard Tobacco Company	UST Inc.
Compression Systems	Martin Marietta Materials, Inc.	Valmont Industries, Inc.
Corporate Express, Inc.	Marvin Windows and Doors	The Valspar Corporation
Covance	McCain Foods USA, Inc.	Valves & Measurement
Curtiss-Wright Corporation	McCormick & Company, Inc.	Viad Corp
Dal-Tile International Inc.	Merrill Corporation	Vulcan Materials Company
The Dannon Company, Inc.	Milacron Inc.	W. L. Gore & Associates, Inc.
Del Monte Foods Company	The MITRE Corporation	Waters Corporation
Deloitte	Nalco Company	Westinghouse Electric Co.
DeVry, Inc.	Neenah Paper, Inc.	Windstream Communications
Donaldson Company, Inc.	Olin Corporation	Woodward Governor Company
	OMNOVA Solutions Inc.	Zep, Inc.

Annex K-1